Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272510

PROXY STATEMENT OF APEXIGEN, INC.	PROSPECTUS OF PYXIS ONCOLOGY, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Apexigen Stockholders:

As previously announced, the board of directors of Apexigen, Inc. (“Apexigen”) has approved an acquisition of Apexigen by Pyxis Oncology, Inc. (“Pyxis Oncology”). Apexigen, Pyxis Oncology, and Ascent Merger Sub Corp., a wholly owned subsidiary of Pyxis Oncology (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of May 23, 2023 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Apexigen (the “Merger”), with Apexigen continuing as a wholly owned subsidiary of Pyxis Oncology.

If the transaction is completed, Apexigen stockholders will have the right to receive for each share of Apexigen common stock, par value $0.0001 per share (“Apexigen common stock”), held by such stockholder 0.1725 shares of Pyxis Oncology common stock, par value $0.001 per share (“Pyxis Oncology common stock”), (the “Exchange Ratio”), aggregated and rounded down to the nearest whole share. The Exchange Ratio is fixed, and will not reflect changes in the market price of either Apexigen common stock or Pyxis Oncology common stock. Upon completion of the Merger and based on 39,414,292 shares of Pyxis Oncology common stock and 24,850,082 shares of Apexigen common stock outstanding as of June 28, 2023, it is expected that Pyxis Oncology stockholders and certain other equity holders will own approximately 90% of the outstanding common stock of the combined company and Apexigen stockholders and certain other equityholders will own approximately 10% of the outstanding common stock of the combined company.

Because the Exchange Ratio is fixed, the market value of the shares of Pyxis Oncology common stock to be issued to Apexigen stockholders at the closing of the Merger (the “Merger Consideration”) will fluctuate with the market price of Pyxis Oncology common stock and will not be known at the time that Apexigen stockholders vote on the Merger. Based on the price of Pyxis Oncology common stock of $3.73 on The Nasdaq Global Select Market on May 23, 2023, the last practicable trading day before the public announcement of the Merger Agreement, the implied value of the Merger Consideration to Apexigen stockholders was approximately $0.64 per share of Apexigen common stock. On June 28, 2023, which was the most recent practicable date before the date of this proxy statement/prospectus, the closing price of Pyxis Oncology common stock was $2.62 per share, resulting in an implied value of the Merger Consideration to Apexigen stockholders of $0.45 per share of Apexigen common stock.

We encourage you to obtain current market quotations of Pyxis Oncology common stock and Apexigen common stock before voting. Pyxis Oncology common stock is traded on The Nasdaq Global Select Market under the symbol “PYXS” and Apexigen common stock is traded on The Nasdaq Capital Market under the symbol “APGN”. Upon completion of the Merger, Apexigen common stock will cease to trade on The Nasdaq Capital Market.

At the special meeting of Apexigen stockholders to be held virtually on August 22, 2023 (the “Apexigen special meeting”), Apexigen stockholders will be asked to vote on (i) a proposal to adopt the Merger Agreement (the “Apexigen merger proposal”) and (ii) a proposal to approve the adjournment from time to time of the Apexigen special meeting, if necessary, to solicit additional proxies if there are insufficient shares of Apexigen common stock present or represented by proxy at the Apexigen special meeting to constitute a quorum at the Apexigen special meeting or any adjournment or postponement thereof (the “Apexigen adjournment proposal”).

Only holders of record of Apexigen common stock on June 28, 2023 (including shares of Apexigen common stock held through a bank, broker or other nominee that is a stockholder of record of Apexigen) are entitled to attend and vote at the Apexigen special meeting, or any adjournment or postponement thereof.

We cannot complete the Merger unless the Apexigen stockholders approve the Apexigen merger proposal.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Apexigen special meeting, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Apexigen special meeting.

In connection with the execution of the Merger Agreement, Pyxis Oncology entered into voting agreements with each of Apexigen’s directors and officers and an Apexigen stockholder holding greater than 5% of the outstanding shares of Apexigen common stock (in each case, solely in their respective capacities as Apexigen stockholders), collectively owning approximately 11.1% of the outstanding shares of Apexigen common stock as of June 28, 2023, pursuant to which they have agreed, among other things, to vote all of the shares of Apexigen common stock beneficially owned by them in favor of the Apexigen merger proposal and the Apexigen adjournment proposal.

The Apexigen board of directors recommends that Apexigen stockholders vote “FOR” the Apexigen merger proposal and, if necessary, “FOR” the Apexigen adjournment proposal.

The obligations of Pyxis Oncology and Apexigen to complete the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement. More information about Pyxis Oncology, Apexigen and the Merger is contained in this proxy statement/prospectus. You are encouraged to read this entire proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 25.

We look forward to the successful Merger of Pyxis Oncology and Apexigen.

Sincerely,

Xiaodong Yang, M.D., Ph.D.
Chief Executive Officer and Director
Apexigen, Inc.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED THAT THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated June 30, 2023 and is first being mailed to Apexigen stockholders on or about July 6, 2023.

Apexigen, Inc.

900 Industrial Road, Suite C

San Carlos, CA 94070

(650) 931-6236

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 22, 2023

Virtual Meeting Only – No Physical Meeting Location

Dear Apexigen Stockholders:

We are pleased to invite you to attend the special meeting of Apexigen stockholders, which will be held on August 22, 2023, at 8:00 a.m. (Pacific Time) (the “Apexigen special meeting”). The Apexigen special meeting will be conducted via live webcast at www.proxydocs.com/APGN for the following purposes:

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Apexigen Proposal 1: To adopt the Agreement and Plan of Merger, dated May 23, 2023, among Pyxis Oncology, Inc., a Delaware corporation (“Pyxis Oncology”), Ascent Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Pyxis Oncology (“Merger Sub”), and Apexigen, Inc., a Delaware corporation (“Apexigen”), as may be amended from time to time (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Apexigen, with Apexigen continuing as the Surviving Corporation (as defined herein) and a wholly owned subsidiary of Pyxis Oncology (the “Merger”). A copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice. This proposal is referred to as the “Apexigen merger proposal.”

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Apexigen Proposal 2: To approve the adjournment from time to time of the Apexigen special meeting, if necessary, to solicit additional proxies if there are insufficient shares of Apexigen common stock present or represented by proxy at the Apexigen special meeting to constitute a quorum at the Apexigen special meeting or any adjournment or postponement thereof. This proposal is referred to as the “Apexigen adjournment proposal.”

Apexigen will transact no other business at the Apexigen special meeting except such business as may properly be brought before the Apexigen special meeting or any adjournment or postponement thereof. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the Apexigen special meeting.

In order to virtually attend the Apexigen special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to register at www.proxydocs.com/APGN. Upon entry of your control number and other required information, you will receive further instruction via email, that provides you access to the Apexigen special meeting, and allows you to vote and submit questions during the Apexigen special meeting. Please be sure to follow the instructions found on your proxy card and/or voting authorization form.

At a meeting of the Apexigen board of directors (the “Apexigen Board”) held on May 23, 2023, the Apexigen Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Apexigen and its stockholders; (2) approved the execution and delivery of the Merger Agreement by Apexigen, the performance by Apexigen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the stockholders of Apexigen adopt the Merger Agreement and approve the transactions contemplated thereby; and (4) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of Apexigen at a meeting thereof.

The Apexigen Board recommends that Apexigen stockholders vote “FOR” the Apexigen merger proposal and, if necessary, “FOR” the Apexigen adjournment proposal.

Holders of record of shares of Apexigen common stock, at the close of business on June 28, 2023 (the “Apexigen record date”), are entitled to notice of, and may vote at, the Apexigen special meeting and any adjournment of the Apexigen special meeting. A list of Apexigen stockholders entitled to vote at the Apexigen special meeting will be available for inspection at Apexigen’s principal place of business, located at 900 Industrial Road, Suite C, San Carlos, CA 94070, at least 10 days prior to the date of the Apexigen special meeting and continuing through the date thereof for any purpose germane to the Apexigen special meeting, between the hours of 9:00 a.m. and 4:30 p.m., Pacific Time.

Approval of the Apexigen merger proposal requires the affirmative vote of Apexigen stockholders representing a majority of the outstanding shares of Apexigen common stock entitled to vote thereon. Approval of the Apexigen adjournment proposal requires the affirmative vote of Apexigen stockholders representing a majority of the voting power of the shares of Apexigen common stock present in person or represented by proxy and entitled to vote thereon.

Your vote is important. Whether or not you expect to virtually attend the Apexigen special meeting, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Apexigen special meeting. If your shares are held in street name through a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by the record holder. Your bank, broker or other nominee may have an earlier deadline by which you must provide instructions as to how to vote your shares of Apexigen common stock, so you should read carefully the materials provided to you by your bank, broker or other nominee. If your shares are registered directly in your name with Apexigen’s transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you.

If you have any questions or need assistance voting your shares, please call Apexigen’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885.

By Order of the Apexigen Board,

Xiaodong Yang, M.D., Ph.D.
Chief Executive Officer and Director
Apexigen, Inc.

We are pleased to invite you to virtually attend the Apexigen special meeting, conducted via live webcast, at www.proxydocs.com/APGN. You will not be able to attend the special meeting in person. Whether or not you expect to attend the Apexigen special meeting, please complete, date, sign and return the proxy card that may be delivered to you or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the Apexigen special meeting. Even if you have voted by proxy, you may still vote if you attend the Apexigen special meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee and you wish to vote at the Apexigen special meeting, you may be instructed to obtain a legal proxy form from your bank, broker or other nominee and to submit a copy in advance of the Apexigen special meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC (as defined herein) by Pyxis Oncology (File No. 333-272510), constitutes a prospectus of Pyxis Oncology under Section 5 of the Securities Act (as defined herein), with respect to the shares of Pyxis Oncology common stock to be issued to Apexigen stockholders pursuant to the Merger Agreement. This document also constitutes a notice of meeting and proxy statement of Apexigen under Section 14(a) of the Exchange Act (as defined herein).

Pyxis Oncology has supplied all information contained in this proxy statement/prospectus relating to Pyxis Oncology and Merger Sub. Apexigen has supplied all information contained in this proxy statement/prospectus relating to Apexigen. Pyxis Oncology and Apexigen have both contributed information relating to the Merger.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. For additional information on the documents incorporated by reference in this proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” This proxy statement/prospectus is dated June 30, 2023, and is based on information as of that date or such other date as may be noted. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date. You should not assume that the information contained in any document incorporated or deemed to be incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to the Apexigen stockholders nor the taking of any actions contemplated hereby by Pyxis Oncology or Apexigen at any time will create any implication to the contrary.

DEFINED TERMS

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

●	“Apexigen common stock” refers to the common stock, par value $0.0001 per share, of Apexigen;

●	“Closing Date” refers to the date on which the consummation of the Merger actually occurs;

●	“Code” refers to the Internal Revenue Code of 1986, as amended;

●	“DGCL” refers to the General Corporation Law of the State of Delaware;

●	“ESPP” means Apexigen’s 2022 Employee Stock Purchase Plan;

●	“EMA” means the European Medicines Agency;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“FDA” means the United States Food and Drug Administration;

●	“GAAP” refers to generally accepted accounting principles, consistently applied, in the United States;

●	“Ladenburg” refers to Ladenburg Thalmann & Co. Inc., financial advisor to Apexigen;

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“Merger Consideration” refers to the shares of Pyxis Oncology common stock to be issued to Apexigen stockholders at the closing of the Merger, calculated with reference to the Exchange Ratio (as defined herein) and in accordance with certain other terms and conditions in the Merger Agreement;

●	“Nasdaq” refers to The Nasdaq Global Select Market with respect to references to Pyxis Oncology common stock, and to The Nasdaq Capital Market with respect to references to Apexigen common stock;

●	“Pyxis Oncology Board” refers to the board of directors of Pyxis Oncology;

●	“Pyxis Oncology common stock” refers to the common stock, par value $0.001 per share, of Pyxis Oncology;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

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“Stockholders’ Approval” refers to the affirmative approval of the Merger by the holders of at least a majority of the outstanding shares of Apexigen common stock entitled to vote thereon at a duly constituted special meeting; and

●	“Surviving Corporation” refers to Apexigen as the surviving corporation following the Merger, and as a wholly owned subsidiary of Pyxis Oncology.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Pyxis Oncology from documents Pyxis Oncology has filed or will file with the SEC that are not included in or delivered with this proxy statement/prospectus. For additional information on the documents incorporated by reference in this proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone using the following contact information, or free of charge on the SEC website, www.sec.gov.

Pyxis Oncology

321 Harrison Avenue
Boston, MA 02118
(617) 221-9059
Attn: Investor Relations

In addition, if you have questions about the Merger or this proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact MacKenzie Partners, Inc., the proxy solicitor for Apexigen, by telephone toll-free at (800) 322-2885 or by email at proxy@mackenziepartners.com. You will not be charged for any of these documents that you request.

You may also request a copy of this proxy statement/prospectus or other information concerning Pyxis Oncology, without charge, by written or telephonic request directed to Pyxis Oncology, 321 Harrison Avenue, Boston MA 02119, Telephone: (617) 221-9059; or from the SEC through its website mentioned above.

If you would like to request any documents, please do so no later than August 15, 2023, or the date that is five business days before the date of the Apexigen special meeting, in order to receive timely delivery of such documents before the Apexigen special meeting.

QUESTIONS AND ANSWERS

The following are brief answers to certain questions that Apexigen stockholders may have regarding the Merger, the Merger Agreement, the issuance of shares of Pyxis Oncology common stock in connection with the Merger, the Apexigen special meeting, and other matters to be considered at the Apexigen special meeting. Apexigen urges you to carefully read the remainder of this proxy statement/prospectus and additional important information contained in the annexes and exhibits to, and the documents incorporated by reference into, this proxy statement/prospectus because the information in this section may not provide all of the information that might be important to you in determining how to vote. See the section entitled “Where You Can Find More Information” for more information.

Q:	What is the proposed transaction?

A:	On May 23, 2023, Pyxis Oncology, Apexigen, and Merger Sub, entered into the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Under the terms of the Merger Agreement, Merger Sub will merge with and into Apexigen, with Apexigen continuing as a wholly owned subsidiary of Pyxis Oncology. If the Merger is completed, holders of Apexigen stockholders will have the right to receive, for each share of Apexigen common stock issued and outstanding immediately prior to the Closing Date (other than certain excluded shares specified in the Merger Agreement) held by such stockholder, 0.1725 shares of Pyxis Oncology common stock (the “Exchange Ratio”). No fractional shares of Pyxis Oncology common stock will be issued in connection with the Merger and the number of shares of Pyxis Oncology common stock to be issued to Apexigen stockholders shall be rounded down to the nearest whole share. The Exchange Ratio is fixed, and will not reflect changes in the market price of either Apexigen common stock or Pyxis Oncology common stock. Upon completion of the Merger and based on 39,414,292 shares of Pyxis Oncology common stock and 24,850,082 shares of Apexigen common stock outstanding as of June 28, 2023, it is expected that Pyxis Oncology stockholders and certain other equity holders will own approximately 90% of the outstanding common stock of the combined company and Apexigen stockholders and certain other equityholders will own approximately 10% of the outstanding common stock of the combined company.

Q:	Why am I receiving this proxy statement/prospectus?

A:	In order to complete the Merger, among other things, Apexigen stockholders must vote to approve the Apexigen merger proposal.

Apexigen is holding a special meeting of stockholders to obtain the Stockholders’ Approval necessary to approve the Apexigen merger proposal. In addition, Apexigen stockholders will also be asked to approve the adjournment from time to time of the Apexigen special meeting, if necessary to solicit additional proxies if there are insufficient shares of Apexigen common stock present or represented by proxy at the Apexigen special meeting to constitute a quorum at the Apexigen special meeting or any adjournment or postponement thereof. It is important that Apexigen stockholders vote their Apexigen common stock on each of these matters, regardless of the number of shares owned.

Your vote is important. You are encouraged to vote as soon as possible.

Q:	Who is soliciting my proxy?

A:	Proxies in the form enclosed with this proxy statement/prospectus are being solicited from the Apexigen stockholders by the Apexigen Board.

Q:	When and where will the meeting be held?

A:

The Apexigen special meeting will be held on August 22, 2023, at 8:00 a.m. (Pacific Time). There will be no physical meeting location. In order to attend the Apexigen special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to visit www.proxydocs.com/APGN and register by entering the control number shown on your proxy card. Upon entry of your control number and other required information, you will receive further instruction via email, that provides you access to the Apexigen special meeting, and allows you to vote and submit questions during the Apexigen special meeting. Please be sure to follow instructions found on your proxy card and/or voting authorization form.

Q:	What will Apexigen stockholders receive in the Merger?

A:

In connection with the closing of the Merger, Apexigen stockholders will have the right to receive, for each share of Apexigen common stock held by such stockholder, a number of shares of Pyxis Oncology common stock equal to the Exchange Ratio. No fractional shares of Pyxis Oncology common stock will be issued in connection with the Merger and the number of shares of Pyxis Oncology common stock to be issued to Apexigen stockholders shall be rounded down to the nearest whole share. The Exchange Ratio is fixed, and will not reflect changes in the market price of either Apexigen common stock or Pyxis Oncology common stock. Upon completion of the Merger and based on 39,414,292 shares of Pyxis Oncology common stock and 24,850,082 shares of Apexigen common stock outstanding as of June 28, 2023, it is expected that Pyxis Oncology stockholders and certain other equity holders will own approximately 90% of the outstanding common stock of the combined company and Apexigen stockholders and certain other equityholders will own approximately 10% of the outstanding common stock of the combined company.

Pyxis Oncology stockholders will continue to own their existing shares of Pyxis Oncology common stock. Pyxis Oncology common stock is currently traded on Nasdaq under the symbol “PYXS,” and Apexigen common stock is currently traded on Nasdaq under the symbol “APGN.” You are encouraged to obtain current market quotations of Pyxis Oncology common stock and Apexigen common stock before voting.

Q:	After applying the Exchange Ratio, how will fractional shares be handled?

A:

No fractional shares of Pyxis Oncology common stock will be issued in connection with the Merger and the number of shares of Pyxis Oncology common stock to be issued to Apexigen stockholders shall be rounded down to the nearest whole share.

Q:	How does the Exchange Ratio affect the ownership of Pyxis Oncology after completion of the Merger?

A:

The Exchange Ratio will determine the relative ownership percentages of the current Pyxis Oncology stockholders and the current Apexigen stockholders in the combined company. Upon completion of the Merger and based on 39,414,292 shares of Pyxis Oncology common stock and 24,850,082 shares of Apexigen common stock outstanding as of June 28, 2023, it is expected that Pyxis Oncology stockholders and certain other equity holders will own approximately 90% of the outstanding common stock of the combined company and Apexigen stockholders and certain other equityholders will own approximately 10% of the outstanding common stock of the combined company.

Q:	How do Apexigen stockholders vote?

A:

If you are a stockholder of record of Apexigen, you may vote at the Apexigen special meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using the proxy card that may be delivered to you. Whether or not you plan to attend the Apexigen special meeting, you are urged to vote by proxy to ensure your vote is counted. You may still attend the Apexigen special meeting and vote, even if you have already voted by proxy.

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VOTE DURING THE SPECIAL MEETING: To vote during the live webcast of the Apexigen special meeting, you will need to visit and enter the control number shown on your proxy card. Please be sure to follow instructions found on your proxy card and/or voting authorization form. Apexigen stockholders will be able to attend the Apexigen special meeting beginning at 8:00 a.m. (Pacific Time) on August 22, 2023, by visiting www.proxydocs.com/APGN.

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TO VOTE BY PHONE: To vote over the telephone, dial (866) 478-0267 using any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call and then follow the instructions.

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TO VOTE BY INTERNET: You can vote over the Internet at www.proxypush.com/APGN. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

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TO VOTE BY PROXY CARD: To vote using the proxy card, simply complete, sign and date the proxy card that may be delivered to you and return it promptly in the postage-prepaid envelope provided. If you return your signed proxy card before the Apexigen special meeting, your shares will be voted as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your brokerage firm, bank or other agent, you should have received a voting instruction form with the proxy card delivered to you from that organization rather than from Apexigen. Simply complete and mail the voting instruction form to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote at the Apexigen special meeting, you will need to visit www.proxydocs.com/APGN and register to attend. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the Apexigen special meeting. Further instruction will be provided to you as part of your registration process.

Internet proxy voting may be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Q:	What is the voting deadline?

A:

If you are an Apexigen stockholder, any deadline for submitting a proxy using the Internet or the telephone will be provided on the proxy card or voting instruction form. If you received your special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. All holders of Apexigen common stock as of the close of business on the Apexigen record date may vote at the Apexigen special meeting. For detailed information, see the section entitled “The Apexigen Special Meeting.”

Q:	What vote is required to approve each proposal at the Apexigen special meeting?

A:

Apexigen merger proposal. Approval of the Apexigen merger proposal requires the affirmative vote of Apexigen stockholders representing a majority of the outstanding shares of Apexigen common stock entitled to vote thereon. Failure to vote at the Apexigen special meeting or vote by proxy at the Apexigen special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Apexigen merger proposal. Shares of Apexigen common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Apexigen adjournment proposal. Approval of the Apexigen adjournment proposal requires the affirmative vote of Apexigen stockholders representing a majority of the voting power of the shares of Apexigen common stock present in person or represented by proxy and entitled to vote thereon. For the Apexigen adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of Apexigen common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Q:	How does the Apexigen Board recommend that Apexigen stockholders vote?

A:

At a meeting of the Apexigen Board on May 23, 2023, the Apexigen Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Apexigen and its stockholders; (2) approved the execution and delivery of the Merger Agreement by Apexigen, the performance by Apexigen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the stockholders of Apexigen adopt the Merger Agreement and approve the transactions contemplated thereby; and (4) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of Apexigen at a meeting thereof. The Apexigen Board recommends that Apexigen stockholders vote “FOR” the Apexigen merger proposal and, if necessary, “FOR” the Apexigen adjournment proposal.

Q:	How many votes do Apexigen stockholders have?

A:

You are entitled to one vote for each share of Apexigen common stock that you owned as of the Apexigen record date. As of the Apexigen record date, there were 24,850,082 outstanding shares of Apexigen common stock and Apexigen’s directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 2,767,140 shares of Apexigen common stock, representing 11.1% of the voting power of the outstanding shares of Apexigen common stock.

In connection with the execution of the Merger Agreement, Pyxis Oncology entered into voting agreements with each of Apexigen’s directors and officers and an Apexigen stockholder holding greater than 5% of the outstanding shares of Apexigen common stock (in each case, solely in their respective capacities as Apexigen stockholders, the “Apexigen Supporting Holders”), collectively owning approximately 11.1% of the outstanding shares of Apexigen common stock as of the Apexigen record date, pursuant to which they have agreed, among other things, to vote all of the shares of Apexigen common stock beneficially owned by them in favor of the Apexigen merger proposal and the Apexigen adjournment proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

Failure to vote at the Apexigen special meeting or by proxy at the Apexigen special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Apexigen merger proposal. For the Apexigen adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of Apexigen common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

Q:	What are “broker non-votes”?

A:

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Apexigen special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Apexigen special meeting. Broker non-votes, if any, will have the same effect as a vote against the Apexigen merger proposal and will have no effect on the outcome of the Apexigen adjournment proposal.

Q:	What constitutes a quorum?

A:

The holders of a majority of the Apexigen common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum. Shares of Apexigen common stock represented at the Apexigen special meeting by attendance via the virtual special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Apexigen special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Apexigen special meeting.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:

If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, then the broker, bank, trust company or other nominee is considered to be the stockholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In the latter case, your shares are said to be held in “street name.”

Q:	If I am a beneficial owner of shares held in street name, how do I vote?

A:

If you are not a stockholder of record but instead hold your shares in a stock brokerage account, or if your shares are held by a bank, trust company or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. If you are an Apexigen stockholder but not a stockholder of record and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the Apexigen merger proposal and will have no effect on the outcome of the Apexigen adjournment proposal.

Please follow the voting instructions provided by your broker or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Apexigen or by voting at your special meeting. Further, brokers who hold shares of Apexigen common stock on behalf of their customers may not give a proxy to Apexigen to vote those shares without specific instructions from their customers.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you are an Apexigen stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Apexigen common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Apexigen special meeting and will be voted “FOR” that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the Apexigen special meeting. You can do this in one of four ways:

●	you can send a signed notice of revocation;

●	you can grant a new, valid proxy bearing a later date;

●	you can vote again by telephone or the Internet at a later time; or

●

if you are a holder of record, by voting at the Apexigen special meeting, which will automatically cancel any proxy previously given, or you may revoke your proxy by attending the Apexigen special meeting, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must provide your notice of revocation or your new proxy to the secretary of Apexigen prior to your shares being voted. If your shares are held in street name by your broker or nominee, you should contact them to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A:

Please vote each proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. If shares are held in more than one name, stockholders will receive more than one proxy or voting instruction card. Please vote each proxy and voting instruction card you receive.

Q:	Is there a list of stockholders entitled to vote at the Apexigen special meeting?

A:

The names of stockholders of record entitled to vote at the Apexigen special meeting will be available at the Apexigen special meeting and for 10 days prior to the Apexigen special meeting for any purpose germane to the special meeting, between the hours of 9:00 a.m. and 4:30 p.m. (Pacific Time), at Apexigen’s principal executive offices located at 900 Industrial Road, Suite C, San Carlos, CA 94070, or by contacting Apexigen’s corporate secretary.

Q:	What happens if I am an Apexigen stockholder who sells my shares of Apexigen common stock before the Apexigen special meeting?

A:

The Apexigen record date is earlier than the date of the Apexigen special meeting. If you transfer your shares of Apexigen common stock after the Apexigen record date but before the Apexigen special meeting, you will retain your right to vote at the Apexigen special meeting, but will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your shares through the effective time of the Merger (the “Effective Time”).

Q:	What will happen to my Apexigen stock options, restricted stock units and/or warrants at the time of the Merger?

A:	Treatment of Stock Options. Each option to purchase shares of Apexigen common stock (each, an “Apexigen Option”) that is outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Option, the number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

Treatment of Restricted Stock Unit Awards. Each award of restricted stock units of Apexigen (each, an “Apexigen RSU Award”) outstanding as of immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an award of Pyxis Oncology restricted stock units, with substantially similar terms and conditions as were applicable under such Apexigen RSU Award, that covers the number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen RSU Award immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share).

Treatment of Warrants. Each warrant to purchase shares of Apexigen common stock (each, an “Apexigen Warrant”) outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, a number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen Warrant immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Warrant as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), with any fractional shares to be dealt with in accordance with the terms of such Apexigen Warrant.

Q:	How will the rights of Apexigen stockholders change after the Merger?

A:	Apexigen stockholders will receive shares of Pyxis Oncology common stock in connection with the Merger and will no longer be stockholders of Apexigen following the Merger. Their rights as holders of Pyxis Oncology common stock will be governed by the amended and restated certificate of incorporation of Pyxis Oncology and Pyxis Oncology’s amended and restated bylaws. For additional information on stockholder rights, see the section entitled “Comparison of Rights of Holders of Pyxis Oncology Common Stock and Apexigen Common Stock.”

The rights of Pyxis Oncology stockholders will remain the same as prior to the Merger.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of Apexigen common stock?

A:

Each of Pyxis Oncology and Apexigen intends for the Merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and for the Merger not to result in any taxable gain or loss for U.S. federal income tax purposes to U.S. holders of Apexigen common stock who receive Pyxis Oncology common stock in exchange for Apexigen common stock.

The tax consequences of the transactions to each Apexigen stockholder may depend on such holder’s particular facts and circumstances. Apexigen stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences.”

Q:	Are there any risks that I should consider in deciding how to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” of this proxy statement/prospectus. You also should read and carefully consider the risk factors of Pyxis Oncology contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed for any reason, Apexigen stockholders will not receive the Merger Consideration issuable under the Merger Agreement. Instead, Pyxis Oncology and Apexigen will remain separate public companies, and Apexigen expects that its common stock will continue to be registered under the Exchange Act and traded on Nasdaq. In specified circumstances, either Pyxis Oncology or Apexigen may be required to pay to the other party a termination fee, as described below.

Q:	Does Apexigen have to pay anything to Pyxis Oncology if the Merger Agreement is terminated?

A:

In certain circumstances, depending on the reasons for termination of the Merger Agreement, Apexigen may have to pay Pyxis Oncology a termination fee of $570,000 or reimburse Pyxis Oncology and Merger Sub for all documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement up to an amount of $800,000. For a discussion of the circumstances under which a termination fee or reimbursement is payable by Apexigen applies, see “The Merger Agreement—Termination Fees and Expenses.”

Q:	Does Pyxis Oncology have to pay anything to Apexigen if the Merger Agreement is terminated?

A:	If the Merger Agreement is terminated, Pyxis Oncology is not obligated to pay a termination fee to Apexigen.

Q:	When do you expect the Merger to be completed?

A:

Pyxis Oncology and Apexigen intend to complete the Merger as soon as reasonably practicable and currently anticipate the closing of the Merger to occur in the third quarter of 2023 (in the event Apexigen stockholders adopt the Merger Agreement), following the satisfaction of all the conditions to completion of the Merger. However, the Merger is subject to the satisfaction or waiver of certain conditions and it is possible that factors outside the control of Pyxis Oncology and Apexigen could result in the Merger being completed at a later time or not at all. There can be no assurances as to when or if the Merger will close. See “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Even if you plan to attend the Apexigen special meeting, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the Apexigen special meeting.

Q:	Do I need to do anything with my Apexigen common stock certificates now?

A:

No. After the Merger is completed, if you held certificates representing shares of Apexigen common stock prior to the Merger, Pyxis Oncology’s exchange agent, Broadridge Corporate Issuer Solutions, LLC (the “exchange agent”) will send you a letter of transmittal and instructions for exchanging your shares of Apexigen common stock for the Merger Consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, an Apexigen stockholder will receive the Merger Consideration. The shares of Pyxis Oncology common stock you receive in the Merger will be issued in book-entry form.

If you are a Pyxis Oncology stockholder, you are not required to take any action with respect to your Pyxis Oncology stock certificates.

Q:	Do I need to do anything with my Apexigen common stock held in book-entry form now?

A:

No. After the Merger is completed, if you held shares of Apexigen common stock in book-entry form prior to the Merger, the exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Apexigen common stock for the Merger Consideration. Upon receipt of an agent’s message in customary form (or such other evidence, if any, as the exchange agent may reasonably request), along with the executed letter of transmittal and other required documents described in the instructions, an Apexigen stockholder will receive the Merger Consideration. The shares of Pyxis Oncology common stock you receive in the Merger will be issued in book-entry form.

Q:	Are stockholders entitled to appraisal rights?

A:	Under Delaware law, the Apexigen stockholders are not entitled to appraisal rights in connection with the Apexigen merger proposal.

Under Delaware law, the Pyxis Oncology stockholders are not entitled to appraisal rights in connection with the issuance of shares of Pyxis Oncology common stock in the Merger pursuant to the terms of the Merger Agreement.

Q:	How can I contact Pyxis Oncology’s or Apexigen’s transfer agent?

A:

You may contact Pyxis Oncology’s transfer agent by writing to Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717, or by telephoning 1-844-998-0339. You may contact Apexigen’s transfer agent by writing to Continental Stock Transfer & Trust Company, 1 State Street Plaza, 30th Floor, New York, New York 10004-1561, or by email to dreed@continentalstock.com, or by telephoning (800) 509-5586.

Q:	Who should I contact if I have any questions about the proxy materials or about voting?

A:

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should, if you are an Apexigen stockholder, contact MacKenzie Partners, Inc., Apexigen’s proxy solicitor, by telephone toll-free at (800) 322-2885 or by email at proxy@mackenziepartners.com.

Q:	Who is the exchange agent in the Merger?

A:	Broadridge Corporate Issuer Solutions, LLC will be the exchange agent for the Merger.

Q:	Where can I find more information about Pyxis Oncology and Apexigen?

A:	You can find more information about Pyxis Oncology and Apexigen from the various sources described under “Where You Can Find More Information.”

PROSPECTUS SUMMARY

This summary highlights selected information described in more detail elsewhere in this proxy statement/prospectus and the documents incorporated herein by reference and may not contain all of the information that is important to you. To understand the Merger and the other matters to be voted on by Apexigen stockholders at the Apexigen special meeting more fully, and to obtain a more complete description of the terms of the Merger Agreement, you should carefully read this entire proxy statement/prospectus, including the annexes hereto, and the documents to which Pyxis Oncology and Apexigen refer you. You should also read and consider the important business and financial information about Apexigen in the documents incorporated by reference into this proxy statement/prospectus described under “Incorporation of Certain Information by Reference,” as well as the additional information described under “Where You Can Find More Information.” Pyxis Oncology and Apexigen have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

Defined terms used in this summary but not previously defined in this proxy statement/prospectus shall have the meanings set forth in “The Merger” and “The Merger Agreement” sections of this proxy statement/prospectus.

The Companies (see page 65)

Apexigen, Inc.

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents designed to harness the patient’s immune system to combat and eradicate cancer. Apexigen and its licensees are researching and developing several protein therapeutics that were discovered using Apexigen’s APXiMAB antibody platform. Apexigen has one clinical-stage candidate, sotigalimab (“sotiga”), that Apexigen is developing. Apexigen also has several preclinical and research stage antibodies Apexigen discovered using Apexigen’s APXiMAB platform that Apexigen is not currently advancing as Apexigen focuses its resources on completing ongoing clinical activities for the sotiga program. Apexigen’s licensees are advancing five product candidates in clinical development that were enabled by discoveries from Apexigen’s APXiMAB platform.

Apexigen’s contact information is as follows:

Apexigen, Inc.

900 Industrial Road, Suite C

San Carlos, CA

Telephone: (650) 931-6236

Additional information regarding Apexigen can be found under “Information about Apexigen” and “Where You Can Find More Information.”

Pyxis Oncology, Inc.

Pyxis Oncology is a clinical-stage oncology company focused on developing a multi-modality portfolio of next-generation therapeutics to target difficult-to-treat cancers and improve quality of life for patients. Pyxis Oncology develops its product candidates with the objective to directly kill tumor cells, and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Pyxis Oncology considers multi-modality as a variety of technologies, either stand-alone or in combination with others, to build effective cancer therapeutics for patients. Since its launch in 2019, Pyxis Oncology has developed a portfolio that includes novel antibody drug conjugate (“ADC”) product candidates, immuno-oncology, or IO, product candidates, and monoclonal antibody, or mAb, preclinical discovery programs that Pyxis Oncology is developing as monotherapies and in combination with other therapies.

Pyxis Oncology’s contact information is as follows:

Pyxis Oncology, Inc.
321 Harrison Avenue
Boston, MA 02118
Telephone: (617) 221-9059
Attn: Investor Relations

Additional information about Pyxis Oncology and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

Ascent Merger Sub Corp.

Merger Sub is a direct, wholly owned subsidiary of Pyxis Oncology and was formed solely for the purpose of carrying out the Merger. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, with Apexigen surviving the Merger as a direct wholly owned subsidiary of Pyxis Oncology.

Merger Sub’s contact information is as follows:

Ascent Merger Sub Corp.

c/o Pyxis Oncology, Inc.
321 Harrison Avenue
Boston, MA 02118
Telephone: (617) 221-9059

Attn: Investor Relations

The Merger (see page 72)

The Apexigen Board and the Pyxis Oncology Board have each unanimously approved the Merger Agreement, pursuant to which Merger Sub, a direct wholly owned subsidiary of Pyxis Oncology, will merge with and into Apexigen, with Apexigen surviving the Merger. As a result of the Merger, Apexigen will become a direct wholly owned subsidiary of Pyxis Oncology. Upon completion of the Merger and based on 39,414,292  shares of Pyxis Oncology common stock and 24,850,082 shares of Apexigen common stock outstanding as of June 28, 2023, it is expected that Pyxis Oncology stockholders and certain other equity holders will own approximately 90% of the outstanding common stock of the combined company and Apexigen stockholders and certain other equityholders will own approximately 10% of the outstanding common stock of the combined company.

At the Apexigen special meeting to be held at 8:00 a.m. Pacific Time, on August 22, 2023, via the Internet at www.proxydocs.com/APGN, Apexigen stockholders will be asked to consider and vote upon the Apexigen merger proposal and the Apexigen adjournment proposal.

Apexigen stockholders are receiving this proxy statement/prospectus in connection with Apexigen’s solicitation of proxies for the Apexigen special meeting.

The Merger Agreement (see page 96)

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Pyxis Oncology and Apexigen encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger.

Merger Consideration (see page 96)

At the Effective Time, each share of Apexigen common stock that is issued and outstanding immediately prior to the Effective Time (other than: (i) treasury shares, and (ii) any shares of Apexigen common stock held directly by Pyxis Oncology or Merger Sub) will automatically be converted into the right to receive 0.1725 shares of Pyxis Oncology common stock. No fractional shares of Pyxis Oncology common stock will be issued in connection with the Merger and the number of shares of Pyxis Oncology common stock to be issued to Apexigen stockholders will be rounded down to the nearest whole share. The Exchange Ratio and shares of Pyxis Oncology common stock to be issued to Apexigen stockholders in connection with the Merger will be subject to adjustment for stock splits and similar events as provided in the Merger Agreement.

Based on the closing price of shares of Pyxis Oncology common stock on Nasdaq on June 28, 2023, the last practicable trading day before the mailing of this proxy statement/prospectus, the Merger Consideration represented $0.45 in value for each share of Apexigen common stock.

Risk Factors (see page 25)

In evaluating the Merger and the proposals to be considered and voted on at the Apexigen special meeting, you should carefully review and consider the risk factors summarized below and set forth in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances summarized below or in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of Pyxis Oncology and Apexigen to complete the Merger and (ii) the business, cash flows, financial condition and results of operations of Pyxis Oncology following consummation of the Merger. You should also consider the risks associated with the businesses of Pyxis Oncology and Apexigen summarized below and in the documents incorporated by reference into this proxy statement/prospectus because these risks will also affect the combined company. The risks associated with the business of Pyxis Oncology can be found in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as updated from time to time by Pyxis Oncology’s subsequent filings with the SEC.

The following is only a summary of principal risks that are related to the Merger, the businesses of Pyxis Oncology and Apexigen and the business of Pyxis Oncology following the Merger. Such risks are discussed in more detail in the section entitled “Risk Factors” and you should read the Risk Factors section carefully and in its entirety. Some of these risks include, but are not limited to, the following:

Risk Factors Related to the Merger

●	The failure to complete the Merger in a timely manner, or at all, may adversely affect the business and financial results of Pyxis Oncology and Apexigen and their respective stock prices.

●	The Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Pyxis Oncology or Apexigen.

●	Uncertainty about the Merger may adversely affect the respective business and stock price of Pyxis Oncology and Apexigen, whether or not the Merger is completed.

●	While the Merger is pending, Apexigen is subject to contractual restrictions that could harm its business, operating results and stock price.

●	The Merger Agreement limits Apexigen’s ability to pursue alternative transactions which could deter a third party from proposing an alternative transaction.

●	The Merger will involve substantial costs.

●

The fairness opinion obtained by the Apexigen Board from its financial advisor will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

●

Certain directors and executive officers of Apexigen may have interests in the Merger that are or were different from, or in conflict with or in addition to, those of Apexigen’s stockholders generally.

●	Holders of Apexigen common stock will not be entitled to appraisal rights in the Merger.

●	Pyxis Oncology or Apexigen may waive one or more of the closing conditions to the Merger without re-soliciting the Stockholders’ Approval from Apexigen stockholders.

●

After the Merger, Apexigen stockholders will have a significantly lower ownership and voting interest in Pyxis Oncology than they currently have in Apexigen and will exercise less influence over management and policies of the combined company.

●	Apexigen and Pyxis Oncology may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Risk Factors Relating to Pyxis Oncology Following the Merger

●	Pyxis Oncology may fail to realize the benefits and synergies expected from the Merger, which could adversely affect its stock price.

●	Pyxis Oncology may be unable to appropriately integrate the business, operations and assets of Apexigen into its existing business.

●	The acquisition of Apexigen may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

●

The unaudited pro forma condensed combined financial information for Pyxis Oncology included in this proxy statement/prospectus is preliminary, and the actual financial position and operations of Pyxis Oncology after the Merger may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

●	Pyxis Oncology’s future results will suffer if it does not effectively manage its expanded operations following the Merger.

●

The market price of Pyxis Oncology common stock after completion of the Merger will continue to fluctuate, and may be affected by factors different from those affecting shares of Apexigen common stock currently.

●

The combined company may not be able to retain suppliers or distributors, or suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Pyxis Oncology or Apexigen.

Risk Factors Relating to Apexigen’s Business

●

If Apexigen does not successfully consummate a strategic transaction, the Apexigen Board may decide to pursue a dissolution and liquidation of the company. In such an event, the amount of cash available for distribution to Apexigen’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that Apexigen will need to reserve for commitments and contingent liabilities.

●	Apexigen has incurred net losses since inception and expect to continue to incur significant net losses for the foreseeable future. In addition, Apexigen may be unable to continue as a going concern.

●

Apexigen will require substantial additional capital to finance its operations. If Apexigen is unable to raise such capital when needed or on acceptable terms, Apexigen may be forced to delay, reduce, and/or eliminate one or more research and drug development programs or future commercialization efforts.

●

Apexigen is in the early stages of clinical drug development and has a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate Apexigen’s current business and predict its future success and viability.

●	Apexigen’s ability to generate revenue and achieve profitability depends significantly on Apexigen’s ability to achieve a number of objectives.

●

Apexigen depends on the success of its product candidates, including its lead product candidate, sotiga, which is currently in multiple clinical trials. If Apexigen is unable to obtain approval for and commercialize its product candidates for one or more indications in a timely manner, Apexigen’s business will be materially harmed.

●

Apexigen’s clinical trials may reveal serious adverse events, toxicities, or other side effects of Apexigen’s current and any future product candidates that result in a safety profile that could inhibit regulatory approval or market acceptance of Apexigen’s product candidates.

●	If Apexigen experiences delays or difficulties in the enrollment of patients in clinical trials, Apexigen’s receipt of necessary marketing approvals could be delayed or prevented.

●

The clinical trials of Apexigen’s current and any future product candidates may not demonstrate safety and efficacy to the satisfaction of regulatory authorities or otherwise be timely conducted or produce positive results.

●

The outcome of preclinical testing and early clinical trials that Apexigen obtains and that it publishes may not predict the success of later clinical trials, and the results of Apexigen’s clinical trials may not satisfy the requirements of the FDA, EMA, or comparable foreign regulatory authorities.

●

Summary or preliminary data from Apexigen’s clinical trials that it announces or publishes may change as new or revised patient data becomes available, and is subject to source verification procedures that could result in material changes in the final data.

●	Apexigen’s product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

●	The sizes of the patient populations suffering from some of the diseases Apexigen is targeting may be based on estimates that are inaccurate, may be small, or may be smaller than estimated.

●

The regulatory approval processes of the FDA, the EMA, and comparable foreign regulatory authorities are lengthy, time-consuming, and inherently unpredictable. If Apexigen is ultimately unable to obtain regulatory approval for Apexigen’s product candidates, Apexigen will be unable to generate product revenue and Apexigen’s business will be substantially harmed.

●	If Apexigen’s competitors develop and market products that are more effective, safer, or less expensive than Apexigen’s product candidates, Apexigen will be negatively impacted.

●

If Apexigen does not obtain, maintain, or protect its intellectual property rights in products it develops, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to Apexigen’s, and Apexigen may not be able to compete effectively in its markets.

Information About the Special Meeting (see page 66)

The Apexigen special meeting will be held by live webcast at 8:00 a.m. (Pacific Time), on August 22, 2023. There will be no physical meeting location. In order to attend the Apexigen special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to visit www.proxydocs.com/APGN and register by entering the control number shown on your proxy card. At the Apexigen special meeting, Apexigen stockholders will be asked to consider and vote upon the following proposals:

●	the Apexigen merger proposal; and

●	the Apexigen adjournment proposal.

Only holders of record of shares of Apexigen common stock at the close of business on the Apexigen record date will be entitled to notice of, and to vote at, the Apexigen special meeting and any postponements or adjournments thereof. Holders of Apexigen common stock at the close of business on the Apexigen record date may cast one vote for each share of Apexigen common stock so held, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker or other nominee. On the Apexigen record date, there were a total of 24,850,082 shares of Apexigen common stock outstanding and entitled to vote at the Apexigen special meeting. As of the Apexigen record date, Apexigen’s directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 2,767,140 shares of Apexigen common stock, representing 11.1% of the voting power of the outstanding shares of Apexigen common stock.

Completion of the Merger is conditioned on the approval of the Apexigen merger proposal. Approval of the Apexigen merger proposal requires the affirmative vote of Apexigen stockholders representing a majority of the outstanding shares of Apexigen common stock entitled to vote thereon. Approval of the Apexigen adjournment proposal requires the affirmative vote of Apexigen stockholders representing a majority of the voting power of the shares of Apexigen common stock present in person or represented by proxy and entitled to vote thereon. The holders of a majority of the Apexigen common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum. Shares of Apexigen common stock represented at the Apexigen special meeting by attendance via the virtual special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Apexigen special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Apexigen special meeting.

Pyxis Oncology’s and Apexigen’s Reasons for the Merger (see pages 79 and 80)

After careful consideration, (i) the Pyxis Oncology Board determined the Merger Agreement and the Merger to be advisable and in the best interests of Pyxis Oncology and its stockholders and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the issuance by Pyxis Oncology of shares of Pyxis Oncology common stock in connection with the Merger as contemplated by the Merger Agreement and (ii) the Apexigen Board (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Apexigen and its stockholders; (b) approved the execution, delivery and performance of the Merger Agreement by Apexigen, the performance by Apexigen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (c) recommended that the stockholders of Apexigen adopt the Merger Agreement and approve the transactions contemplated thereby; and (d) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of Apexigen at a meeting thereof.

In evaluating the Merger Agreement and the Merger, the Pyxis Oncology Board and the Apexigen Board held numerous meetings and consulted with their management and financial, accounting and legal advisors and considered a number of positive factors in favor of and potentially against the Merger. For the factors considered by the Pyxis Oncology Board and Apexigen Board in reaching their decision, see “The Merger—Pyxis Oncology’s Reasons for the Merger” and “The Merger—Apexigen’s Reasons for the Merger; Recommendation of the Apexigen Board.”

Recommendation of the Apexigen Board (see page 80)

On May 23, 2023, the Apexigen Board: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Apexigen and its stockholders; (2) approved the execution and delivery of the Merger Agreement by Apexigen, the performance by Apexigen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the stockholders of Apexigen adopt the Merger Agreement and approve the transactions contemplated thereby; and (4) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of Apexigen at a meeting thereof.

The Apexigen Board recommends that Apexigen stockholders vote “FOR” the Apexigen merger proposal and “FOR” the Apexigen adjournment proposal.

For additional information on the recommendation of the Apexigen Board, see the section entitled “The Merger—Apexigen’s Reasons for the Merger; Recommendation of the Apexigen Board.”

Opinion of Apexigen’s Financial Advisor (see page 82)

Apexigen retained Ladenburg as its financial advisor in connection with the Merger. Ladenburg rendered its oral opinion to the Apexigen Board on May 23, 2023, and subsequently confirmed by delivery of a written opinion dated as of May 23, 2023, that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the written opinion and described below, the Exchange Ratio employed in the Merger pursuant to the Merger Agreement was fair to the holders of Apexigen common stock from a financial point of view. The full text of Ladenburg’s written opinion, dated May 23, 2023, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in this proxy statement/prospectus in its entirety. The description of Ladenburg’s opinion set forth below is qualified in its entirety by reference to the full text of Ladenburg’s opinion. Ladenburg’s opinion was directed to the Apexigen Board, in its capacity as such, and addressed only the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to the holders of shares of Apexigen common stock as of the date of such opinion. It does not address any other aspects or implications of the Merger or in any manner address the prices at which the Pyxis Oncology common stock would trade following consummation of the Merger or at any time and was not intended to and did not express any opinion or recommendation as to how the stockholders of Apexigen should vote at the stockholders’ meetings to be held in connection with the Merger.

For additional details about the opinion that the Apexigen Board received from Ladenburg, see Annex C and the section entitled “The Merger—Opinion of Apexigen’s Financial Advisor.”

Treatment of Apexigen Options, RSUs, Warrants and ESPP Purchases (see page 96)

Each Apexigen Option that is outstanding immediately prior to the Effective Time will automatically be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Option, the number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

Each Apexigen RSU Award that is outstanding as of immediately prior to the Effective Time will automatically be assumed and converted as of the Effective Time into an award of Pyxis Oncology restricted stock units, with substantially similar terms and conditions as were applicable under such Apexigen RSU Award, that covers the number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen RSU Award immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share).

Each Apexigen Warrant that is outstanding immediately prior to the Effective Time will automatically be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, a number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen Warrant immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Warrant as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), with any fractional shares to be dealt with in accordance with the terms of such Apexigen Warrant.

Following the execution of the Merger Agreement, Apexigen has agreed to take all actions with respect to the ESPP that may be required to, in accordance with the terms of the ESPP, (i) provide that no new offering period or purchase period will commence after the date of the Merger Agreement under the ESPP, (ii) cause any purchase period and offering period that would otherwise be outstanding at the Effective Time, if any, to be terminated no later than one business day prior to the date on which the Effective Time occurs, (iii) make any pro rata adjustments that may be necessary to reflect the shortened purchased period or offering period, but otherwise treat such shortened offering period as a fully effective and completed purchase period or offering period for all purposes pursuant to the ESPP, and (iv) cause the exercise (as of no later than one business day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP.

For more information, see “The Merger Agreement—Treatment of Apexigen Options, RSUs, Warrants and ESPP Purchases.”

Financial Interests of Apexigen’s Directors and Executive Officers in the Merger (see page 90)

Certain Apexigen Board members and executive officers may be deemed to have financial interests in the Merger that are in addition to, or different from, the interests of other Apexigen stockholders generally. The Apexigen Board was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement and in making the recommendation that Apexigen stockholders adopt the Merger Agreement. These potential interests include:

●

At the Effective Time of the Merger, each Apexigen Option and Apexigen RSU Award will receive the treatment described in the section entitled “The Merger Agreement—Treatment of Apexigen Options, RSUs, Warrants and ESPP Purchases” of this proxy statement/prospectus;

●

Dr. Yang, Mr. Duke, Dr. Hsu, Mr. Sarena and Ms. Wong will be eligible to receive severance benefits and accelerated vesting of equity awards in accordance with Apexigen’s change in control and severance plan (the “Severance Plan”);

●

In connection with the signing of the Merger Agreement and closing of the Merger, Mr. Sarena, Mr. Duke, and Ms. Wong are eligible for payment of a retention cash award and vesting of restricted stock units pursuant to retention awards granted by Apexigen;

●	In connection with the closing of the Merger, Dr. Yang is eligible for vesting of restricted stock units pursuant to a retention award granted by Apexigen;

●

The expectation that following the Effective Time, Jakob Dupont, M.D. will be appointed to the Pyxis Oncology Board and be entitled to receive compensation for services as a member of the Pyxis Oncology Board as further described below under the heading “Future Arrangements with Pyxis Oncology;”

●

The expectation that following the closing of the Merger Dr. Yang will be hired by Pyxis Oncology and be entitled to receive compensation for his services as an employee of Pyxis Oncology as further described below under the heading “Future Arrangements with Pyxis Oncology;” and

●	At the closing of the Merger, the unvested options held by Apexigen’s non-employee directors will accelerate vesting.

For additional details about these interests, see “Financial Interests of Apexigen’s Directors and Executive Officers in the Merger.”

Voting Agreements (see page 112)

In connection with the Merger Agreement, Pyxis Oncology entered into voting agreements (the “Voting Agreements”), with the Apexigen Supporting Holders. The Apexigen Supporting Holders beneficially owned, in the aggregate, approximately 11.1% of the issued and outstanding shares of Apexigen common stock (the “Apexigen Covered Shares”), as of the Apexigen record date.

Apexigen’s Supporting Holders have separately agreed, pursuant to their respective Voting Agreement, among other things, to vote all Apexigen Covered Shares they beneficially own and are entitled to vote (a) in favor of (i) the Merger, (ii) the adoption and approval of the Merger Agreement and the terms thereof and (iii) the approval of any proposal to adjourn or postpone any Apexigen stockholder meeting to a later date if Apexigen proposes or requests such postponement or adjournment in accordance with Section 6.01 of the Merger Agreement and (b) against any proposal made in opposition to, in competition with, inconsistent with, the Merger Agreement or is intended to, or would reasonably be expected to, materially interfere with, delay, impede, postpone, discourage or adversely affect the Merger.

Subject to certain exceptions, each Apexigen Supporting Holder has also agreed not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to the Voting Agreement, the Merger Agreement or the transactions contemplated thereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of their Apexigen Covered Shares, prior to (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that reduces the Exchange Ratio or changes the form of the consideration payable to Apexigen stockholders in the Merger, (c) the Outside Date (as defined in the Merger Agreement and without taking into account any extension thereof), (d) the Effective Time, (e) such date and time as a written agreement executed by the parties to terminate the related Voting Agreement is effective, (f) such date and time of the occurrence of a Company Recommendation Change (as defined in the Merger Agreement) pursuant to, and in compliance with, the Merger Agreement, and (g) such date and time that the Stockholders’ Approval has been obtained (such date, the “Voting Agreement Termination Date”).

For additional details about the Voting Agreements, see Annex B and “The Voting Agreements.”

Conditions to the Completion of the Merger (see page 97)

The obligations of Apexigen, Merger Sub and Pyxis Oncology to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Stockholders’ Approval;

•

any waiting period (and any extensions thereof) under any applicable antitrust law, applicable to the Merger must have expired or been terminated, and any consents and filings under any foreign antitrust law, must have been obtained or made;

•

no law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger being in effect;

•

the registration statement of which this proxy statement/prospectus forms a part will have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement will have been issued by a governmental authority; and

•	the shares of Pyxis Oncology common stock to be issued in the Merger will have been authorized and approved for listing on Nasdaq, subject to official notice of issuance.

In addition, Pyxis Oncology’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

certain representations and warranties of Apexigen regarding organization and qualification, capitalization, corporate power, enforceability, brokers, and an absence of certain changes will be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty will be true and correct in all material respects as of such other date);

•	the representations and warranties of Apexigen regarding capitalization matters must have been true and correct in all material respects except for de minimis inaccuracies;

•

all other representations and warranties of Apexigen must be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty must be true and correct as of such other date) without giving effect to any materiality or Apexigen Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have, an Apexigen Material Adverse Effect;

•	Apexigen must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or before the Closing Date;

•

since the date of the Merger Agreement, there must not have been any event, change, effect or development that, individually or in the aggregate, has had an Apexigen Material Adverse Effect that is continuing; and

•	Pyxis Oncology must have received a certificate signed by the chief executive officer and chief financial officer of Apexigen to the effect that the aforementioned conditions have been satisfied.

In addition, Apexigen’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of Pyxis Oncology regarding organization, good standing, corporate power, capitalization, enforceability, brokers, and absence of certain changes will be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will be true and correct as of such other date);

•	the representations and warranties of Pyxis Oncology regarding capitalization matters must have been true and correct in all material respects except for de minimis inaccuracies;

•

all other representations and warranties of Pyxis Oncology must be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty must be true and correct as of such other date) without giving effect to any materiality or Pyxis Oncology Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that would not have a Pyxis Oncology Material Adverse Effect;

•	Pyxis Oncology and Merger Sub must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or before the Closing Date;

•	since the date of the Merger Agreement, there must not have been any Pyxis Oncology Material Adverse Effect that is continuing; and

•	Apexigen must have received a certificate signed by the chief executive officer and chief financial officer of Pyxis Oncology to the effect that the aforementioned conditions have been satisfied.

For more information, see “The Merger Agreement—Conditions to the Completion of the Merger.”

No Solicitation of Acquisition Proposals and Change of Recommendation (see page 99)

The Merger Agreement prohibits Apexigen from soliciting an alternative transaction to the Merger. Under these “non-solicitation” provisions, Apexigen has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the valid termination of the Merger Agreement in accordance with its terms, Apexigen will not, and will not authorize its representatives to, directly or indirectly:

•

solicit, initiate or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any Apexigen Takeover Proposal;

•	enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any Apexigen Takeover Proposal; or

•

engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such person to make an Apexigen Takeover Proposal, furnish any non-public information (whether orally or in writing) or access to the business, properties, assets, books or records of Apexigen or any of its subsidiaries to, or otherwise cooperate in any way with, any person (or any representative of a person) that has made, is seeking to make, has informed Apexigen of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Apexigen Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, an Apexigen Takeover Proposal.

The Merger Agreement requires that, from the date of the Merger Agreement, Apexigen promptly (and, in any event, within one business day), advise Pyxis Oncology in writing of any bona fide Apexigen Takeover Proposal, any inquiry that would reasonably be expected to lead to any Apexigen Takeover Proposal, or any request for non-public information reasonably expected to be in contemplation of a person making a bona fide Apexigen Takeover Proposal, inquiry or request and the material terms of any such Apexigen Takeover Proposal, inquiry or request. Additionally, Apexigen will: (i) keep Pyxis Oncology informed on a reasonably current basis of the status of any such Apexigen Takeover Proposal, inquiry or request, including notifying Pyxis Oncology within one business day of the occurrence of any changes to the terms thereof and discussions and negotiations relating thereto and (ii) provide to Pyxis Oncology promptly (and in any event within one business day) after receipt or delivery thereof copies of all offers or proposals and drafts of proposed letters of intent, memoranda of understanding, merger agreements, acquisition agreements or other contracts related thereto and all other material correspondence or written materials related thereto sent or provided to Apexigen from any third party in connection with any Apexigen Takeover Proposal or sent or provided by Apexigen to the person making any Apexigen Takeover Proposal in connection with any such Apexigen Takeover Proposal. Apexigen must keep Pyxis Oncology fully informed on a current basis of the status of any Apexigen Intervening Event.

The Merger Agreement also requires Apexigen and its representatives to, as of the date of the Merger Agreement, cease and terminate all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any other person (other than Pyxis Oncology or Merger Sub) regarding any proposal that constitutes, or would reasonably be expected to lead to, any Apexigen Takeover Proposal, and Apexigen will promptly (and in any event within five business days following the date of the Merger Agreement) request the return or destruction of all nonpublic information previously provided to such persons and terminate all previously provided access to such parties to any physical or electronic data room.

Notwithstanding these restrictions, the Merger Agreement also provides that if, at any time prior to receipt of the Stockholders’ Approval, Apexigen receives a bona fide written Apexigen Takeover Proposal made after the date of the Merger Agreement, that was not solicited by Apexigen and did not otherwise result from a material breach of Apexigen’s non-solicitation obligations in the Merger Agreement, and the Apexigen Board (or a duly formed committee thereof) determines in good faith (and after consultation with its financial advisor and outside legal counsel) that it is reasonably likely to result in a Superior Proposal and the failure to take the below-described actions would be reasonably expected to be a breach of the Apexigen directors’ fiduciary duties under applicable law, then the Apexigen Board may take the following actions:

•	participate in discussions and negotiations (including solicitation of a revised Apexigen Takeover Proposal) with such person and its representatives regarding any Apexigen Takeover Proposal;

•	furnish to such person and its representatives (including its potential financing sources) any information (including non-public information) related to Apexigen; and

•	provide access to Apexigen’s assets, properties, and business facilities.

For more information, see “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation.”

Reasonable Best Efforts; Notification (see page 101)

Each of Pyxis Oncology, Merger Sub and Apexigen has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions.

For more information, see “The Merger Agreement—Reasonable Best Efforts; Notification.”

Termination of the Merger Agreement (see page 102)

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Stockholders’ Approval, under the following circumstances:

•	by mutual written agreement of Pyxis Oncology, Merger Sub and Apexigen;

•

by either Pyxis Oncology or Apexigen, if the Merger is not consummated on or before September 20, 2023; provided, however, that no such termination may be made if the failure to close by such date will be caused by the action or inaction of the party seeking to terminate this agreement and such action or inaction is a material breach by such party of its obligations under the Merger Agreement;

•

by either Pyxis Oncology or Apexigen in the event a governmental authority issues a permanent injunction, order, decree, judgment or ruling, enacts any statute or regulation or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling, or action will have become final and nonappealable, except that this termination right will not be available to any party who has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such governmental injunction, order, decree, judgement or ruling;

•

by either Pyxis Oncology or Apexigen if, upon a vote at a duly held meeting to obtain Stockholders’ Approval, the Stockholders’ Approval is not obtained, except that this termination right will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of the Merger Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Stockholders’ Approval;

•

by Pyxis Oncology, if Apexigen breaches or fails to perform in any material respect any of its representations, warranties, or covenants contained in the Merger Agreement or the other agreements and instruments executed therewith (the “Transaction Documents”), which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Pyxis Oncology and Merger Sub and cannot be or has not been cured within thirty (30) days of Pyxis Oncology providing to Apexigen written notice of such breach;

•	by Pyxis Oncology if Apexigen makes an Apexigen Board Recommendation change, provided that Pyxis Oncology will no longer be entitled to so terminate if the Stockholders’ Approval is obtained;

•

by Pyxis Oncology if Apexigen has willfully breached its non-solicitation obligations, provided that Pyxis Oncology will no longer be entitled to so terminate if the Stockholders’ Approval is obtained; and

•

by Apexigen, if Pyxis Oncology breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or other agreements in the Merger Agreement or any other Transaction Documents, which breach or failure to perform would give rise to the failure of a mutual closing condition or a closing condition of Apexigen and cannot be or has not been cured within thirty days of Apexigen providing to Pyxis Oncology written notice of such breach, provided that Apexigen will not be permitted to so terminate at any time during which mutual closing conditions and closing conditions of Pyxis Oncology would not be satisfied.

For more information, see “The Merger Agreement—Extension, Waiver and Amendment of the Merger Agreement.”

Termination Fees and Expenses (see page 103)

Apexigen will pay to Pyxis Oncology a nonrefundable termination fee of $570,000 (the “Apexigen Termination Fee”) if:

•	Pyxis Oncology terminates the Merger Agreement pursuant to the Apexigen Board Recommendation Change termination right;

•	Pyxis Oncology terminates the Merger Agreement as a result of Apexigen’s willful breach of its non-solicitation obligations under the Merger Agreement;

•

(i) Apexigen terminates because the Merger is not consummated before September 20, 2023; (ii) an Apexigen Takeover Proposal has been publicly announced or otherwise been communicated to the Apexigen Board or Apexigen’s Stockholders and not abandoned; and (iii) within twelve months following the valid termination of the Merger Agreement, either the transaction proposed by an Apexigen Takeover Proposal is consummated or Apexigen has entered into a definitive agreement with respect to or recommended to Apexigen’s Stockholders an Apexigen Takeover Proposal;

•

(i) Apexigen or Pyxis Oncology terminates the Merger Agreement because Apexigen fails to obtain the Stockholders’ Approval; (ii) an Apexigen Takeover Proposal has been publicly announced or otherwise been communicated to the Apexigen Board or Apexigen’s Stockholders and not abandoned; and (iii) within twelve months following the valid termination of the Merger Agreement, either the transaction proposed by an Apexigen Takeover Proposal is consummated or Apexigen has entered into a definitive agreement with respect to or recommended to Apexigen’s Stockholders an Apexigen Takeover Proposal; or

•

(i) Pyxis Oncology terminates the Merger Agreement following Apexigen’s breach of or failure to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement or any other Transaction Document, which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Pyxis Oncology and Merger Sub and cannot be or has not been cured within thirty days of Pyxis Oncology providing to Apexigen written notice of such breach, provided that if the Stockholders’ Approval is obtained Pyxis Oncology will only receive the Apexigen Termination Fee if the termination results from Apexigen’s willful breach of the Merger Agreement; (ii) an Apexigen Takeover Proposal has been publicly announced or otherwise been communicated to the Apexigen Board or Apexigen’s Stockholders and not abandoned; and (iii) within twelve months following the termination of the Merger Agreement, either the transaction proposed by an Apexigen Takeover Proposal is consummated or Apexigen has entered into a definitive agreement with respect to or recommended to Apexigen’s Stockholders an Apexigen Takeover Proposal.

Apexigen will not be required to pay the Apexigen Termination Fee on more than one occasion. In the event that the Merger Agreement is terminated by Pyxis Oncology: (i) following Apexigen’s breach of or failure to perform in any material respect a representation, warranty or covenant contained in the Merger Agreement or any other Transaction Document, which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Pyxis Oncology and Merger Sub and cannot be or has not been cured within thirty days of Pyxis Oncology providing to Apexigen written notice of such breach, (ii) Apexigen makes an Apexigen Board Recommendation Change (provided that Pyxis Oncology will no longer be entitled to this termination right if the Stockholders’ Approval is obtained), or (iii) Apexigen willfully breaches its non-solicitation obligations, Apexigen (provided that Pyxis Oncology will no longer be entitled to this termination right if the Stockholders’ Approval is obtained) will reimburse Pyxis Oncology and Merger Sub for all documented out-of-pocket fees and expense incurred in connection with the Merger Agreement and the other Transaction Documents up to an amount of $800,000 (the “Reimbursement Payment); except, that the Reimbursement Payment will not be due if Apexigen is obligated to make or has previously made the Apexigen Termination Fee.

For more information, see “The Merger Agreement—Termination Fees and Expenses.”

Regulatory Matters (see page 95)

Neither Pyxis Oncology nor Apexigen is aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Accounting Treatment of the Merger (see page 95)

Pyxis Oncology and Apexigen both prepare their respective financial statements in accordance with GAAP. Pyxis Oncology expects the Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), with Pyxis Oncology treated as the accounting acquiror. Accordingly, the consideration transferred by Pyxis Oncology to complete the Merger will be allocated to Apexigen’s assets and liabilities based on their estimated fair values as of the Closing Date. The acquisition method of accounting is dependent upon certain valuation assumptions, including those related to the preliminary purchase price allocation of the Apexigen assets acquired and liabilities assumed based on Pyxis Oncology management’s best estimates of fair value. In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. As the Merger is an all-stock transaction, consideration transferred fluctuates with changes in Pyxis Oncology’s stock price and will not be fixed until the Closing Date. Any excess of the purchase price over the net fair value of the assets acquired and liabilities assumed will be recorded as goodwill.

All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the Merger is completed and after completion of an analysis to determine the estimated net fair value of Apexigen’s assets and liabilities and the fair value of the consideration transferred. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

Material U.S. Federal Income Tax Consequences (see page 166)

Each of Pyxis Oncology and Apexigen intends for the Merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and for the Merger not to result in any taxable gain or loss for U.S. federal income tax purposes to U.S. holders of Apexigen common stock who receive Pyxis Oncology common stock in exchange for Apexigen common stock.

The tax consequences of the transactions to each Apexigen stockholder may depend on such holder’s particular facts and circumstances. Apexigen stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences.”

Comparison of the Rights of Holders of Pyxis Oncology Common Stock and Apexigen Common Stock (see page 161)

Upon completion of the Merger, Apexigen stockholders will become stockholders of Pyxis Oncology and their rights will be governed by Delaware law and the governing corporate documents of Pyxis Oncology. Apexigen stockholders will have, in some respects, different rights once they become Pyxis Oncology stockholders due to differences between the governing corporate documents of each of the entities. These differences are described in detail in “Comparison of Rights of Holders of Pyxis Oncology Common Stock and Apexigen Common Stock.”

Appraisal Rights (see page 95)

Under Delaware law, the Apexigen stockholders are not entitled to appraisal rights in connection with the Merger or any other transaction contemplated by the Merger Agreement.

Under Delaware law, the Pyxis Oncology stockholders are not entitled to appraisal rights in connection with the issuance of shares of Pyxis Oncology common stock in the Merger pursuant to the terms of the Merger Agreement.

COMPARATIVE MARKET PRICE INFORMATION

Pyxis Oncology common stock is listed on Nasdaq under the symbol “PYXS.” Apexigen common stock is listed on Nasdaq under the symbol “APGN.” The following table presents the closing prices of Pyxis Oncology common stock and Apexigen common stock on May 23, 2023, the last practicable trading day before the public announcement of the Merger Agreement, and June 28, 2023, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the equivalent per share value of the Merger Consideration for a share of Apexigen common stock on the relevant date. Equivalent per share amounts for Apexigen common stock are calculated by multiplying per share information for Pyxis Oncology common stock by the Exchange Ratio, rounded down to the nearest whole cent.

Date	Pyxis Oncology Closing Price	Apexigen Closing Price	Equivalent Value Per Share of Apexigen Common Stock
May 23, 2023	$3.7300	$0.4000	$0.64
June 28, 2023	$2.6200	$0.4158	$0.45

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Apexigen stockholders in determining whether to approve the adoption of the Merger Agreement. Because the Exchange Ratio will not be adjusted for changes in the market price of Pyxis Oncology common stock, the market value of the shares of Pyxis Oncology common stock that holders of Apexigen common stock will be entitled to receive at the Effective Time of the Merger may vary significantly from the market value of the shares of Pyxis Oncology common stock that holders of Apexigen common stock would have received if the Merger were completed on the dates shown in the table above.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed in the section entitled “Forward-Looking Statements,” you should carefully consider the risks described below before deciding how to vote on the proposals presented in this proxy statement/prospectus. You should also read and consider the risks associated with each of the businesses of Pyxis Oncology and Apexigen because these risks will also affect the combined company. Certain risk factors related to the business of Pyxis Oncology are contained in the documents that are incorporated by reference into this proxy statement/prospectus. The risk factors described below and incorporated by reference into this proxy statement/prospectus disclose both material and other risks, are not intended to be exhaustive and are not the only risks facing Pyxis Oncology and Apexigen or the combined company following the Merger. Additional risks not currently known to Pyxis Oncology or Apexigen, or that they currently deem to be immaterial may also materially adversely affect their respective businesses, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Risks Relating to the Merger

The failure to complete the Merger in a timely manner, or at all, may adversely affect the business and financial results of Pyxis Oncology and Apexigen and their respective stock prices.

Each of Pyxis Oncology’s and Apexigen’s obligations to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, among other things, (1) adoption of the Merger Agreement by Apexigen’s stockholders, (2) the absence of any order or legal restraint that prevents the consummation of the Merger, and (3) the approval for listing of the shares of Pyxis Oncology common stock to be issued in connection with the Merger on Nasdaq and the effectiveness of a registration statement with respect to such Pyxis Oncology common stock. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the representations and warranties of the other party being true and correct as of the date of the Merger Agreement and as of the Closing Date, generally subject to an overall material adverse effect qualification, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the stock prices of either Pyxis Oncology or Apexigen.

Upon closing of the Merger, each share of Apexigen common stock will be converted into the right to receive the Exchange Ratio of 0.1725 of a share of Pyxis Oncology common stock. This Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either Pyxis Oncology common stock or Apexigen common stock. Because the Exchange Ratio will not be adjusted for changes in the market price of Pyxis Oncology common stock, the market value of the shares of Pyxis Oncology common stock that holders of Apexigen common stock will be entitled to receive at the Effective Time may vary significantly from the market value of the shares of Pyxis Oncology common stock that holders of Apexigen common stock would have received if the Merger had been completed on any other date, including the date of the Merger Agreement. In addition, Pyxis Oncology will issue a number of shares of Pyxis Oncology common stock in connection with the Merger based on the number of shares of Apexigen common stock outstanding as of the Effective Time, which may result in fluctuations in the market price of Pyxis Oncology common stock, including a stock price decline. The amount of shares of Pyxis Oncology common stock issued in connection with the Merger will not change based on the price of the shares of Pyxis Oncology common stock or Apexigen common stock as of the Effective Time or their relative price.

The Merger Agreement does not provide for any termination right by either Pyxis Oncology or Apexigen solely based on changes in the price or trading volume of Pyxis Oncology common stock or Apexigen common stock.

Because the Merger will be completed after the date of the Apexigen special meeting, at the time of the Apexigen special meeting, you will not know the exact market value of the Pyxis Oncology common stock that Apexigen stockholders and certain other Apexigen equityholders will receive upon completion of the Merger.

Uncertainty about the Merger may adversely affect the respective business and stock price of Pyxis Oncology and Apexigen, whether or not the Merger is completed.

Each of Pyxis Oncology and Apexigen are subject to risks in connection with the announcement and pendency of the Merger, including the pendency and outcome of any legal proceedings against Pyxis Oncology and Apexigen, their respective directors and others relating to the Merger and the risks from possibly foregoing opportunities Pyxis Oncology and Apexigen might otherwise pursue absent the proposed Merger. Furthermore, uncertainties about the Merger may cause current and prospective employees of Pyxis Oncology and Apexigen to experience uncertainty about their future with their respective companies. These uncertainties may impair Pyxis Oncology’s and Apexigen’s ability to retain, recruit or motivate key management and other personnel.

In addition, in response to the announcement of the proposed Merger, Pyxis Oncology’s and Apexigen’s existing or prospective suppliers or collaboration partners may:

●	delay, defer or cease providing goods or services to Pyxis Oncology and Apexigen;

●	delay or defer other decisions concerning Pyxis Oncology and Apexigen, or refuse to extend credit terms to Pyxis Oncology and Apexigen;

●	cease further joint development activities; or

●	otherwise seek to change the terms on which they do business with Pyxis Oncology and Apexigen.

While Pyxis Oncology and Apexigen are attempting to address these risks, their respective existing and prospective customers, suppliers or collaboration partners may be reluctant to purchase Pyxis Oncology’s and Apexigen’s products, supply Pyxis Oncology and Apexigen with goods and services or continue collaborations due to the potential uncertainty about the direction of Pyxis Oncology’s and Apexigen product offerings and the support and service of Pyxis Oncology’s and Apexigen’s products after the completion of the Merger.

While the Merger is pending, Apexigen is subject to contractual restrictions that could harm its business, operating results and stock price.

The Merger Agreement includes restrictions on the conduct of Apexigen’s business prior to the completion of the Merger, generally requiring Apexigen to conduct its businesses in the ordinary course, consistent with past practice, and restricting Apexigen from taking certain specified actions absent Pyxis Oncology’s prior written consent. See the section entitled “The Merger Agreement—Conduct of Business Pending the Merger” in this proxy statement/prospectus. Apexigen may find that these and other obligations in the Merger Agreement may delay or prevent Apexigen from or limit its ability to respond effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if Apexigen’s management and the Apexigen Board think they may be advisable. These restrictions could adversely impact Apexigen’s business, operating results and stock price and its perceived acquisition value, regardless of whether the Merger is completed.

The Merger Agreement limits Apexigen’s ability to pursue alternative transactions which could deter a third party from proposing an alternative transaction.

The Merger Agreement contains provisions that, subject to certain exceptions, limit, among other things, Apexigen’s ability to participate in any negotiations or discussions regarding, or, knowingly, with the intention to encourage or facilitate, furnish any nonpublic information in response to inquiries with respect to an alternative transaction. See the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals and Change of Recommendation” in this proxy statement/prospectus. It is possible that these or other provisions in the Merger Agreement might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of the outstanding shares of Apexigen common stock from considering or proposing an acquisition or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Apexigen common stock than it might otherwise have proposed to pay.

The Merger will involve substantial costs.

Pyxis Oncology and Apexigen have incurred and expect to continue to incur substantial costs and expenses relating to the Merger and the issuance of Pyxis Oncology common stock in connection with the Merger, including, as applicable, fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. Pyxis Oncology also will incur significant transaction fees and costs in connection with its formulating and implementing integration plans with respect to the two companies. Pyxis Oncology continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Merger and the integration of the two companies’ businesses. In addition, if the Merger is not completed, Pyxis Oncology and Apexigen will have incurred substantial expenses for which no ultimate benefit will have been received by either company.

The fairness opinion obtained by the Apexigen Board from its financial advisor will not be updated to reflect changes in circumstances between signing the Merger Agreement and the completion of the Merger.

The Apexigen Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Ladenburg, its financial advisor. Changes in the operations and prospects of Pyxis Oncology or Apexigen, general market and economic conditions, and other factors that may be beyond the control of Pyxis Oncology and Apexigen and on which the fairness opinion was based, may alter the value of Pyxis Oncology or Apexigen or the price of Pyxis Oncology common stock or Apexigen common stock by the time the Merger is completed.

The fairness opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Apexigen does not anticipate asking Ladenburg to update its fairness opinion. The fairness opinion of Ladenburg is included as Annex C to this proxy statement/prospectus. For a description of the fairness opinion that the Apexigen Board received from Ladenburg and a summary of the material financial analyses it provided to the Apexigen Board in connection with rendering such opinion, see the section entitled “The Merger—Opinion of Apexigen’s Financial Advisor” in this proxy statement/prospectus.

For a description of the factors considered by the Apexigen Board in determining to approve the Merger, see the section entitled “The Merger—Apexigen’s Reasons for the Merger; Recommendation of the Apexigen Board” in this proxy statement/prospectus.

Certain directors and executive officers of Apexigen may have interests in the Merger that are or were different from, or in conflict with or in addition to, those of Apexigen’s stockholders generally.

In considering whether to approve the proposals at the Apexigen special meeting, Apexigen stockholders should recognize that directors and officers of Apexigen have interests in the Merger that may differ from, or that are in addition to, their interests as stockholders of Apexigen. The Apexigen Board was aware of these interests at the time it approved the Merger Agreement. These interests may cause Apexigen’s directors and officers to view the Merger differently from how you may view it as a stockholder. For a description of the factors considered by the Apexigen Board in determining to approve the Merger, see the section entitled “The Merger—Financial Interests of Apexigen’s Directors and Executive Officers in the Merger” in this proxy statement/prospectus.

As of the Apexigen record date, Apexigen’s directors, executive officers, and their respective affiliates, as a group, beneficially held and were entitled to vote 2,767,140 shares of Apexigen common stock, representing 11.1% of the voting power of the outstanding shares of Apexigen common stock. Apexigen’s directors and executive officers have agreed, pursuant to their respective Voting Agreements with Pyxis Oncology, to vote all of their respective shares of Apexigen common stock “FOR” the Apexigen merger proposal and “FOR” the Apexigen adjournment proposal.

Holders of Apexigen common stock will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Section 262(b) of the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of shareholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders are required by the terms of the merger agreement to receive in exchange for their shares in the merger anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because Apexigen stockholders will receive only shares of Pyxis Oncology common stock which will be listed on Nasdaq and cash in lieu of any fractional shares, Apexigen stockholders will not have any appraisal rights. See the section entitled “The Merger—Appraisal Rights” in this proxy statement/prospectus.

Pyxis Oncology or Apexigen may waive one or more of the closing conditions to the Merger without re-soliciting the Stockholders’ Approval from Apexigen stockholders.

To the extent permitted by law, Pyxis Oncology or Apexigen may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the Merger. Apexigen expects to evaluate the materiality of any waiver and its effect on Apexigen stockholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the consummation of the Merger, and as to whether to re-solicit the Stockholders’ Approval and/or amend this proxy statement/prospectus as a result of such waiver, will be made by Pyxis Oncology and Apexigen at the time of such waiver based on the facts and circumstances as they exist at that time.

After the Merger, Apexigen stockholders will have a significantly lower ownership and voting interest in Pyxis Oncology than they currently have in Apexigen and will exercise less influence over management and policies of the combined company.

Upon completion of the Merger and based on 39,414,292 shares of Pyxis Oncology common stock and 24,850,082 shares of Apexigen common stock outstanding as of June 28, 2023, it is expected that Pyxis Oncology stockholders and certain other equity holders will own approximately 90% of the outstanding common stock of the combined company and Apexigen stockholders and certain other equityholders will own approximately 10% of the outstanding common stock of the combined company. Consequently, former Apexigen stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of Apexigen.

Apexigen and Pyxis Oncology may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Pyxis Oncology’s and Apexigen’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, or from being completed within the expected timeframe, which may adversely affect Pyxis Oncology’s and Apexigen’s respective business, financial position and results of operations.

Risks Related to Pyxis Oncology Following the Merger

Pyxis Oncology may fail to realize the benefits and synergies expected from the Merger, which could adversely affect its stock price.

The anticipated benefits and synergies Pyxis Oncology expects from the Merger are, necessarily, based on projections and assumptions about the combined businesses of Pyxis Oncology and Apexigen, which may not materialize as expected or which may prove to be inaccurate. The value of Pyxis Oncology common stock following the completion of the Merger could be adversely affected if Pyxis Oncology is unable to realize the anticipated benefits and synergies from the Merger on a timely basis or at all.

Pyxis Oncology cannot predict with certainty if or when any benefits and synergies from the Merger will be realized, or the extent to which they will actually be achieved. Realization of any benefits or synergies could be affected by the factors described in other risk factors contained in or incorporated by reference into this proxy statement/prospectus and a number of factors beyond Pyxis Oncology’s control, including, without limitation, general economic conditions, increased operating costs and regulatory developments.

Pyxis Oncology may be unable to appropriately integrate the business, operations and assets of Apexigen into its existing business.

Achieving the benefits of the Merger will depend, in part, on Pyxis Oncology’s ability to integrate the business, operations and assets of Apexigen successfully and efficiently with its business. The challenges involved in this integration, which will be complex and time-consuming, include the following:

●	difficulties integrating new and existing technologies, systems and processes into Pyxis Oncology’s platform and operations;

●	successfully managing relationships with the combined supplier base of Pyxis Oncology and Apexigen;

●	coordinating and integrating independent research and development and engineering teams across product platforms while reducing costs;

●	the ability to complete the potential sale or spin-out of Apexigen’s advanced materials and drug discovery businesses on favorable terms or at all;

●	coordinating sales and marketing efforts to effectively position Pyxis Oncology’s capabilities and the direction of its platform;

●	limitations prior to the completion of the Merger and the ability of management of Pyxis Oncology and Apexigen to conduct planning regarding the integration of the two companies;

●	limitations or encumbrances on certain Apexigen intellectual property or other difficulties integrating Apexigen intellectual property into Pyxis Oncology’s portfolio;

●	the increased scale and complexity of Pyxis Oncology’s operations resulting from the Merger;

●	retaining key employees of Pyxis Oncology and Apexigen; and

●	minimizing the diversion of Pyxis Oncology’s management’s attention from other important business objectives.

If Pyxis Oncology does not successfully manage these issues and the other challenges inherent in integrating an acquired business of the size and complexity of Apexigen, then Pyxis Oncology may not achieve the anticipated benefits of the Merger and its revenue, expenses, operating results and financial condition could be materially adversely affected.

The acquisition of Apexigen may result in significant charges or other liabilities that could adversely affect the financial results of the combined company.

The financial results of the combined company may be adversely affected by cash expenses and non-cash accounting charges incurred in connection with Pyxis Oncology’s integration of the business and operations of Apexigen. The amount and timing of these possible charges are not yet known. Further, Pyxis Oncology’s failure to identify or accurately assess the magnitude of certain liabilities it is assuming in the Merger could result in unexpected litigation or regulatory exposure, unfavorable accounting charges, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on Pyxis Oncology’s business, operating results or financial condition. The price of Pyxis Oncology common stock following the Merger could decline to the extent the combined company’s financial results are materially affected by any of these events.

The unaudited pro forma condensed combined financial information for Pyxis Oncology included in this proxy statement/prospectus is preliminary, and the actual financial position and operations of Pyxis Oncology after the Merger may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information for Pyxis Oncology included in this proxy statement/prospectus is presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Pyxis Oncology’s management; however, it does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Merger been completed on the dates assumed. Pyxis Oncology’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments, which are preliminary and may be revised. The unaudited pro forma condensed combined financial information does not consider any impacts of integration costs, anticipated cost savings and expense efficiencies, or other synergies that may result from the Merger or any strategies that management may consider in order to continue to efficiently manage Apexigen’s operations. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Apexigen as of the date of the completion of the Merger. For more information see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.

Pyxis Oncology’s future results will suffer if it does not effectively manage its expanded operations following the Merger.

Following the Merger, the size and scope of operations of the business of the combined company will increase beyond the current size and scope of operations of either Pyxis Oncology’s or Apexigen’s current businesses. In addition, Pyxis Oncology may continue to expand its size and operations through additional acquisitions or other strategic transactions. Pyxis Oncology’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for its management, including challenges related to the management and monitoring of new operations and locations and associated increased costs and complexity. There can be no assurances that Pyxis Oncology will be successful in managing such expanded business or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the Merger or anticipated from any additional acquisitions or strategic transactions.

The market price of Pyxis Oncology common stock after completion of the Merger will continue to fluctuate, and may be affected by factors different from those affecting shares of Apexigen common stock currently.

Upon completion of the Merger, holders of Apexigen common stock will become holders of Pyxis Oncology common stock. The business of Pyxis Oncology differs from that of Apexigen in important respects, and, accordingly, the results of operations of Pyxis Oncology after the Merger, as well as the market price of Pyxis Oncology common stock, may be affected by factors different from those currently affecting the results of operations of Apexigen. As a result of the Merger, Apexigen will be part of a larger company with other lines of business, such that decisions affecting Apexigen may be made in respect of the larger combined business as a whole rather than the Apexigen business individually. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Pyxis Oncology common stock, regardless of Pyxis Oncology’s actual operating performance. For further information on the businesses of Pyxis Oncology and Apexigen and certain factors to consider in connection with those businesses, see the documents incorporated by reference into or included in this proxy statement/prospectus and referred to under the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this proxy statement/prospectus.

The combined company may not be able to retain suppliers or distributors, or suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Pyxis Oncology or Apexigen.

As a result of the Merger, the combined company may experience impacts on relationships with customers, suppliers and distributors that may harm the combined company’s business and results of operations. Certain suppliers or distributors may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers, suppliers and distributors will remain with or continue to have a relationship with the combined company or do so on contractual terms amenable to Pyxis Oncology following the Merger. If any suppliers or distributors seek to terminate or modify contractual obligations or discontinue their relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Apexigen (or certain of its subsidiaries) also has contracts with vendors, landlords and other business partners which may require Apexigen (or certain of its subsidiaries) to obtain consent from or provide notice to these other parties in connection with the Merger, or which may otherwise contain limitations applicable to such contracts following the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Pyxis Oncology and Apexigen currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.

Additional Risks Related to Pyxis Oncology

Pyxis Oncology’s business is and will be subject to the risks described above. In addition, Pyxis Oncology is also currently subject to the additional risks described in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and are incorporated by reference into this proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this proxy statement/prospectus.

Additional Risks Related to Apexigen

Risks Related to Apexigen’s Business, Financial Condition, and Need for Additional Capital

If Apexigen does not successfully consummate the Merger or any other strategic transaction, the Apexigen Board may decide to pursue a dissolution and liquidation of Apexigen. In such an event, the amount of cash available for distribution to Apexigen’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that Apexigen will need to reserve for commitments and contingent liabilities.

There can be no assurance that the Merger or the process to identify any other strategic alternative will result in a successfully consummated transaction. If Apexigen does not complete the Merger or any other strategic transaction, the Apexigen Board may decide to pursue a dissolution and liquidation of Apexigen. In such an event, the amount of cash available for distribution to Apexigen’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution will continue to decrease as Apexigen funds its operations prior to the consummation of the Merger or if it must evaluate any other strategic alternatives. In addition, if the Apexigen Board were to approve and recommend, and Apexigen’s stockholders were to approve, a dissolution and liquidation of Apexigen, it would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provisions for contingent and unknown obligations, prior to making any distributions in liquidation to Apexigen’s stockholders. Apexigen’s commitments and contingent liabilities may include (i) regulatory and clinical obligations; (ii) obligations under its employment, retention and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control; and (iii) potential litigation against Apexigen, and other various claims and legal actions arising in the ordinary course of business. As a result of this requirement, Apexigen may need to reserve a portion of its assets pending the resolution of such obligations. In addition, Apexigen may be subject to litigation or other claims related to a dissolution and liquidation of Apexigen. If Apexigen pursues a dissolution and liquidation, the Apexigen Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Apexigen’s common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the Apexigen.

Apexigen has incurred net losses since inception and expects to continue to incur significant net losses for the foreseeable future. In addition, Apexigen may be unable to continue as a going concern.

Apexigen has incurred net losses since inception, has not generated any significant revenue to date, and financed its operations prior to the transactions contemplated under the definitive business combination agreement (the “Brookline Business Combination Agreement”) between Brookline Capital Acquisition Corp. (“BCAC”), Apexigen’s legal predecessor company and a special purpose acquisition company, and Apexigen America, Inc. (“Legacy Apexigen”) that closed on July 29, 2022 (the “Brookline Business Combination”) primarily through the issuance of convertible preferred stock, proceeds from collaborative research and development and out-license agreements, and borrowings under a debt arrangement. Apexigen’s net loss was $6.1 million and $9.0 million for the three months ended March 31, 2023 and 2022, respectively.

As of March 31, 2023, Apexigen had an accumulated deficit of $182.8 million. To date, Apexigen has devoted substantially all of its resources and efforts to research and development. Apexigen’s clinical-stage pipeline currently consists of multiple product candidates, including its lead product candidate, sotiga, and Apexigen’s other internal programs are in preclinical or research development. As a result, Apexigen expects that it will be several years, if ever, before Apexigen generates revenue from product sales. Even if Apexigen succeeds in receiving marketing approval for and commercializing one or more of its product candidates, Apexigen expects that it will continue to incur substantial research and development and other expenses in order to develop and market additional potential products. In addition, for certain of Apexigen’s licensees from whom Apexigen is entitled to receive royalty payments if they successfully develop and commercialize any products covered by licenses Apexigen has with them, there is no guarantee that their product development and commercialization will lead to any such payments even if any such product candidates receive regulatory approval for commercial sale, including Beovu (brolucizumab-dbll), which is commercialized by Novartis AG (“Novartis”), for which Apexigen has received sales-based royalties that are currently fully constrained and recorded as deferred revenue on Apexigen’s consolidated balance sheet, as discussed below.

In connection with the Brookline Business Combination, Apexigen raised approximately $19.0 million of gross proceeds. Apexigen incurred approximately $9.2 million in transaction costs relating to the Brookline Business Combination, consisting of banking, legal, and other professional fees. The total net cash proceeds to Apexigen were approximately $8.9 million after Apexigen paid off the Extension and Working Capital Notes that totaled $0.9 million. In addition, Apexigen raised approximately $2.8 million of gross proceeds from the private placement transaction in January 2023. Apexigen incurred approximately $0.7 million in transaction costs relating to the private placement, consisting of placement agent, legal, and other professional fees.

Apexigen’s condensed consolidated financial statements for the three months ended March 31, 2023 and 2022 have been prepared assuming Apexigen will continue as a going concern. As a development stage company, Apexigen expects to incur significant and increasing losses until regulatory approval is granted for sotiga, Apexigen’s lead product candidate. Regulatory approval is not guaranteed and may never be obtained. Based on Apexigen’s research and development activities and plans, there is uncertainty regarding Apexigen’s ability to maintain liquidity sufficient to operate the business effectively, which raises substantial doubt about Apexigen’s ability to continue as a going concern. If Apexigen does not receive proceeds under its equity line or other potential financing or business development transactions, Apexigen anticipates that its current cash position would only be sufficient to fund Apexigen’s operations into the fourth quarter of 2023 based on current operations.

Apexigen expects to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses Apexigen incurs may fluctuate significantly from quarter-to-quarter such that a period-to-period comparison of Apexigen’s results of operations may not be a good indication of its future performance. The size of Apexigen’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Apexigen’s expected future losses will continue to have an adverse effect on Apexigen’s working capital and Apexigen’s ability to achieve and maintain profitability.

Apexigen will require substantial additional capital to finance its operations. If Apexigen is unable to raise such capital when needed, or on acceptable terms, Apexigen may be forced to delay, reduce, and/or eliminate one or more of Apexigen’s research and drug development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive, and uncertain process that takes years to complete. Apexigen expects its expenses to increase in connection with Apexigen’s ongoing activities, particularly as Apexigen conducts clinical trials of, and seeks marketing approval for sotiga and Apexigen’s other product candidates. In addition, if Apexigen obtains marketing approval for any of Apexigen’s product candidates, Apexigen expects to incur significant commercialization expenses related to drug sales, marketing, manufacturing, and distribution. Apexigen also expect to incur additional costs associated with operating as a public company. Accordingly, Apexigen will need to obtain substantial additional funding in order to maintain Apexigen’s continuing operations. If Apexigen is unable to raise capital when needed or on acceptable terms, or to enter into a collaboration to support the advancement of the sotiga development program, Apexigen may be forced to delay, reduce, and/or eliminate one or more of Apexigen’s research and drug development programs or future commercialization efforts. Changing circumstances, some of which may be beyond Apexigen’s control, could cause Apexigen to consume capital significantly faster than Apexigen currently anticipates, and Apexigen may need to seek additional funds sooner than planned.

Apexigen plans to continue to use Apexigen’s cash on hand to fund Apexigen’s development of sotiga, and for working capital and other general corporate purposes. This may include additional research, hiring additional personnel, capital expenditures, and the costs of operating as a public company. Advancing the development of Apexigen’s current and any future product candidates will require a significant amount of capital. Apexigen’s current cash and cash equivalents are not sufficient to fund all of the actions that are necessary to complete the development of sotiga or any of Apexigen’s other product candidates. Apexigen will be required to obtain further funding through public or private equity offerings, sale of shares of Apexigen’s common stock through utilization of Apexigen’s equity line with Lincoln Park, debt financings, partnership, collaborations, and licensing arrangements or other sources, which may dilute Apexigen’s stockholders or restrict Apexigen’s operating activities. In addition, there are certain conditions and limitations on Apexigen’s ability to utilize its $50.0 million equity line with Lincoln Park. Apexigen is required to satisfy various conditions in order to be able to initiate additional purchases by Lincoln Park Capital Fund, LLC (“Lincoln Park”) under the equity line. Once such conditions are satisfied, the Lincoln Park equity line purchases are subject to volume limitations tied to periodic market prices, ownership limitations limiting Lincoln Park from owning more than 4.99% of Apexigen’s common stock, a minimum closing price of $3.00 per share of common stock at which Apexigen can deliver a regular purchase notice to Lincoln Park to purchase shares of common stock, and other limitations as specified in the equity line agreement. If any of these conditions are not satisfied or limitations are in effect, Apexigen may not be able to fully utilize the Lincoln Park equity line, which would have an adverse impact on Apexigen’s ability to satisfy Apexigen’s capital needs and could materially adversely impact Apexigen’s business. Adequate additional financing may not be available to Apexigen on acceptable terms, or at all. Apexigen’s failure to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategy.

Apexigen is in the early stages of clinical drug development and has a limited operating history and no products approved for commercial sale, which may make it difficult for you to evaluate Apexigen’s current business and predict its future success and viability.

Apexigen is an early clinical-stage biopharmaceutical company with a limited operating history. Apexigen was incorporated and commenced operations in 2010 following a spin-out transaction from its parent company. Apexigen has no products approved for commercial sale and has not generated any revenue from commercial product sales. Apexigen’s operations to date have been limited to performing research and development activities in support of Apexigen’s product development and licensing efforts, hiring personnel, raising capital to support and expand such activities, providing general and administrative support for these operations, developing potential product candidates, conducting preclinical studies and clinical trials, including clinical trials of sotiga, Apexigen’s lead product candidate, and Apexigen’s other wholly owned product candidates, and entering into, and performing Apexigen’s obligations under, licensing arrangements that have resulted in additional product candidates in clinical development or commercialization by Apexigen’s licensees. Other than sotiga, all of Apexigen’s wholly owned programs are in preclinical or research development. Apexigen has not yet demonstrated Apexigen’s ability to successfully complete any large-scale pivotal clinical trials, obtain marketing approvals, manufacture a drug on a commercial scale or arrange for a third party to do so on Apexigen’s behalf, or conduct sales and marketing activities. In addition, only one of Apexigen’s licensees has obtained marketing approvals for product candidates Apexigen has out-licensed. As a result, it may be more difficult for you to accurately predict Apexigen’s future success or viability than it could be if it had a longer operating history.

In addition, as a business with a limited operating history, Apexigen may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields. Apexigen also would need to transition from a company with a research and development focus to a company capable of supporting commercial activities after approval of any of Apexigen’s product candidates. Apexigen has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If Apexigen does not adequately address these risks and difficulties or successfully make such a transition, Apexigen’s business will suffer.

Apexigen’s ability to generate revenue and achieve profitability depends significantly on Apexigen’s ability to achieve a number of objectives.

Apexigen’s business depends entirely on the successful development and commercialization of Apexigen’s product candidates. Apexigen currently generates no revenue from commercial sales of any products. Apexigen has no products approved for commercial sale and Apexigen does not anticipate generating any revenue from product sales unless and until sometime after Apexigen has successfully completed clinical development and received marketing approval for the commercial sale of a product candidate, if ever. In addition, Apexigen may not receive significant amounts of royalty revenue, if any, from Apexigen’s licensees for their product candidates if and when such candidates receive regulatory approval for commercial sale and are commercialized, including Beovu, which is commercialized by Novartis, for which Apexigen has received sales-based royalties that are currently fully constrained and recorded as deferred revenue on Apexigen’s consolidated balance sheet as discussed below. Apexigen’s ability to generate revenue and achieve profitability depends significantly on Apexigen’s ability to achieve a number of objectives, including:

●	raising substantial additional capital to finance Apexigen’s operations;

●	negotiating favorable terms in any partnership, collaboration, licensing, or other arrangements that may be necessary to develop, manufacture, or commercialize Apexigen’s product candidates;

●	successful and timely completion of preclinical and clinical development of current and any future product candidates;

●	timely receipt of marketing approvals from applicable regulatory authorities for current and any future product candidates for which Apexigen successfully completes clinical development;

●	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

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developing an efficient and scalable manufacturing process for current and any future product candidates, including establishing and maintaining commercially viable supply and manufacturing relationships with third parties to obtain finished products that are appropriately packaged for sale;

●	successful launch of commercial sales following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more partners or collaborators;

●	a continued acceptable safety profile following any marketing approval;

●	commercial acceptance of current and any future product candidates as viable treatment options by patients, the medical community, and third-party payors;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring, and developing new product candidates;

●	obtaining and maintaining patent protection, regulatory exclusivity, and other intellectual property-related protection, both in the United States and internationally;

●	enforcing and defending Apexigen’s rights in Apexigen’s intellectual property portfolio, including Apexigen’s licensed intellectual property; and

●	attracting, hiring, and retaining qualified personnel.

Apexigen may never achieve its objectives and, even if Apexigen does, may never generate revenue that is significant or large enough to achieve profitability. If Apexigen does achieve profitability, Apexigen may not sustain or increase profitability on a quarterly or annual basis. Apexigen’s failure to become and remain profitable would decrease the value of its company and could impair its ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business, or continue its operations.

Risks Related to the Discovery, Development, and Commercialization of Apexigen’s Product Candidates

Apexigen depends on the success of its product candidates, including its lead product candidate, sotiga, which is currently in multiple clinical trials. If Apexigen is unable to obtain approval for and commercialize its product candidates for one or more indications in a timely manner, Apexigen’s business will be materially harmed.

Apexigen’s success depends on its or its partners’ or licensees’ ability to timely complete clinical trials and obtain marketing approval for, and then successfully commercialize, its product candidates, including its lead product candidate, sotiga, for one or more indications. Apexigen’s product candidates are in the early stages of development and Apexigen is investing the majority of its efforts and financial resources in the research and development of sotiga for multiple indications, both directly through Apexigen’s own efforts and indirectly through clinical collaboration arrangements, including investigator- and cooperative group-sponsored trials (“ISTs”). Apexigen’s product candidates will require additional clinical development, preclinical and manufacturing activities, marketing approval from government regulators, substantial investment, and significant marketing efforts before Apexigen generates any revenue from product sales. Apexigen is not permitted to market or promote any product candidates, in a jurisdiction before receiving marketing approval from the relevant regulatory authority, including, for example, the FDA for marketing in the United States and the EMA for marketing in the European Union, and Apexigen may never receive such marketing approvals.

The success of Apexigen’s product candidates will depend on numerous factors, including the following:

●	raising additional funds, or entering into collaborations, necessary to complete the clinical development of and to commercialize of Apexigen’s product candidates;

●	successful and timely completion of Apexigen’s ongoing clinical trials;

●	initiation and successful patient enrollment and completion of additional clinical trials on a timely basis;

●	efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

●	timely receipt of marketing approvals for Apexigen’s product candidates from applicable regulatory authorities;

●	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

●	the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers;

●	the maintenance of existing or the establishment of new scaled production arrangements with third-party manufacturers to obtain finished products that are appropriately packaged for sale;

●	obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

●	protection of Apexigen’s rights in Apexigen’s intellectual property portfolio, including Apexigen’s licensed intellectual property;

●	successful launch of commercial sales following any marketing approval;

●	a continued acceptable safety profile following any marketing approval;

●	commercial acceptance by patients, the medical community, and third-party payors; and

●	Apexigen’s ability to compete with other therapies.

Apexigen does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, including trial design, implementation, and timely provision of data in Apexigen’s collaboration based clinical trials and ISTs; potential threats to Apexigen’s intellectual property rights; and the manufacturing, marketing, distribution, and sales efforts of any future collaborator. If Apexigen is unable to achieve one or more of the objectives set forth above, Apexigen’s business will be materially harmed.

Apexigen’s clinical trials may reveal serious adverse events, toxicities, or other side effects of Apexigen’s current and any future product candidates that result in a safety profile that could inhibit regulatory approval or market acceptance of Apexigen’s product candidates.

In order to obtain marketing approval for Apexigen’s current or any future product candidates, Apexigen must demonstrate the safety and efficacy of the product candidate for the relevant clinical indication or indications through preclinical studies and clinical trials as well as additional supporting data. If Apexigen’s product candidates are associated with undesirable side effects in preclinical studies or clinical trials, or have unexpected characteristics, Apexigen may need to interrupt, delay, or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective.

Although Apexigen has conducted various preclinical studies and has data from various early-stage clinical trials, Apexigen does not know the predictive value of these studies and trials for Apexigen’s future clinical trials, and Apexigen cannot guarantee that any positive results in preclinical studies or previous clinical trials will successfully translate to patients in Apexigen’s future clinical trials. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical testing or previous clinical trials, and many product candidates fail in clinical trials despite promising preclinical or early-stage clinical results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for their products.

While Apexigen believes that sotiga has been reasonably well tolerated in Apexigen’s clinical trials, subjects have experienced adverse events that have been considered treatment-related. Some of the more common adverse events included fever, chills, fatigue, asthenia, nausea, vomiting, pruritus, abnormal liver function/gamma gamma-glutamyl transferase/alkaline phosphatase tests, decreased appetite, rash, headache, diarrhea, infusion-related reactions, and cytokine release syndrome. The majority of these events were mild/moderate in severity, responded to symptomatic treatment and/or were transient and resolved with time.

Serious, including sometimes fatal, adverse events (“SAEs”) have been reported in clinical studies with sotiga. The majority of these SAEs were considered unrelated to sotiga by the investigators. Some SAEs were considered at least possibly related to sotiga as well as possibly to other therapies it was combined with.

These possibly related events have included infusion-related reactions, complete responses (“CRs”), elevated liver enzymes, bilirubin, fever, and colitis. Less frequent related SAEs reported in one patient each have included kidney injury, hepatic failure, bleeding, immune-mediated encephalitis, myositis, optic neuritis. Many of these SAEs were also considered possibly related to the chemotherapy, radiation or anti- PD-1 or PD L1 (together “PD-(L)1”) agent that were used in combination or were assessed as not related to sotiga after a safety review by the trial sponsor.

Subjects experienced numerous other SAEs that have been determined to be caused by their health condition or the side effects from other components of the treatment regimens, and not or unlikely related to sotiga. Given the high mortality rates of the cancers for which Apexigen is initially pursuing development, in particular melanoma, esophageal and gastroesophageal junction (“GEJ”) cancers, sarcoma, and ovarian cancer, and the pretreated nature of many patients in Apexigen’s completed, ongoing and planned clinical trials of sotiga, a number of these subjects have died as a result of their cancer or from direct side effects of surgery and other treatment regimens for their cancer. For example, in Apexigen’s clinical trial for esophageal and GEJ cancers, sotiga is combined with standard of care neoadjuvant chemotherapy, radiation and surgery. These standard of care treatments alone are associated with significant toxicities including fatal outcomes, and in this study, complications of surgery have resulted in the death of a patient.

Apexigen expects that subjects in Apexigen’s ongoing and planned clinical trials for Apexigen’s product candidates may in the future suffer adverse events (“AEs”), SAEs or other side effects, including those not observed in Apexigen’s preclinical studies or previous clinical trials. Results of these trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by Apexigen’s product candidates could result in the delay, suspension, or termination of clinical trials by Apexigen or the FDA, EMA or comparable foreign regulatory authority for a number of reasons. Additionally, a number of the subjects in these clinical trials are expected to die during a trial due to the cancers they suffer and any of the treatment regimens they may have previously experienced, which could impact the development of Apexigen’s product candidates. If Apexigen elects or is required to delay, suspend, or terminate any clinical trial, the commercial prospects of Apexigen’s product candidates will be harmed and Apexigen’s ability to generate product revenue from this product candidate will be delayed or eliminated. SAEs observed in clinical trials could hinder or prevent market acceptance of Apexigen’s drug candidates. Any of these occurrences may harm Apexigen’s business, prospects, financial condition, and results of operations significantly.

Even in circumstances in which Apexigen does not believe that an AE is related to Apexigen’s product candidates, the investigation into the circumstances of such AE may be time-consuming or inconclusive. In particular, patients may face serious medical issues associated with the underlying cancer indications that Apexigen’s product candidates target, as well as AEs from toxicities and other complications related to other study drugs administered alongside or in combination with Apexigen’s product candidates in clinical trials. For example, some of Apexigen’s clinical trials involve combination therapies of Apexigen’s product candidate with other cancer therapies, such as standard-of-care chemotherapy, chemoradiation or anti-PD-(L)1 agents. In these trials, it is difficult to ascertain whether treatment-related AEs are attributable to Apexigen’s product candidates or to the other agents, and the combination of therapies may have a complicating multiplier effect on such AEs that cannot be determined. As a result, while not directly associated with Apexigen’s product candidates, there are attendant risks with the space in which Apexigen’s product candidates operate, and any related investigations may interrupt Apexigen’s development and commercialization efforts, delay Apexigen’s regulatory approval process or impact and limit the type of regulatory approvals Apexigen’s product candidates receive or maintain.

If further SAEs or other side effects are observed in any of Apexigen’s current or future clinical trials, Apexigen may have difficulty recruiting patients to the clinical trials, patients may discontinue treatment or withdraw from Apexigen’s trials or Apexigen may be required to abandon the trials or Apexigen’s development efforts of that product candidate altogether. We, the FDA, the EMA, other applicable regulatory authorities or an Institutional Review Board (“IRB”)/Ethics Committee may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude a drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm Apexigen’s business, financial condition, and prospects.

Further, if any of Apexigen’s product candidates obtains marketing approval, toxicities associated with Apexigen’s product candidates may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional warnings being added to the labeling, significant restrictions on the use of the product, or the withdrawal of the product from the market. Apexigen cannot predict whether its product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical testing.

If Apexigen experiences delays or difficulties in the enrollment of patients in clinical trials, its receipt of necessary marketing approvals could be delayed or prevented.

Apexigen may not initiate, continue or complete clinical trials for its product candidates if Apexigen is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA, or comparable foreign regulatory authorities.

Patient enrollment is a significant factor in the timing of clinical trials, and Apexigen’s ability to enroll eligible patients may be limited or may result in slower enrollment than Apexigen anticipates. Patient enrollment may also be affected by other factors, including:

●	size and nature of the patient population;

●	severity of the disease under investigation;

●	availability and efficacy of approved drugs for the disease under investigation;

●	patient eligibility criteria for the trial in question;

●	efforts to facilitate timely enrollment in clinical trials;

●	patient referral practices of physicians;

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clinicians’ and patients’ awareness of, and perceptions as to the potential advantages and risks of, Apexigen’s product candidates in relation to other available therapies, including any new drugs that may be approved for the indications Apexigen is investigating;

●	the ability to monitor patients adequately during and after treatment;

●	competing ongoing clinical trials for the same indications as Apexigen’s product candidates;

●	proximity and availability of clinical trial sites for prospective patients;

●	whether Apexigen becomes subject to a partial or full clinical hold on any of its clinical trials; and

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continued enrollment of prospective patients by clinical trial sites, including delays due to pandemics, wars etc. that can impact patient willingness to participate and travel for investigative therapy and reductions in clinical trial site staff and services.

Apexigen’s inability to enroll a sufficient number of patients for Apexigen’s clinical trials would result in significant delays or may require Apexigen to abandon one or more of its clinical trials altogether. Enrollment delays in Apexigen’s clinical trials may result in increased development costs for its product candidates and jeopardize its ability to obtain marketing approval for the sale of its product candidates.

The clinical trials of Apexigen’s current and any future product candidates may not demonstrate safety and efficacy to the satisfaction of regulatory authorities or otherwise be timely conducted or produce positive results.

Before obtaining marketing approval from regulatory authorities for the sale of Apexigen’s product candidates, Apexigen must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of Apexigen’s product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. In addition, in Apexigen’s clinical trials of sotiga that are in combination with other available therapies, the results may be uncertain as to the efficacy of the sotiga combination when compared to the efficacy of other therapies that are being applied in the trial.

Apexigen does not know whether its future clinical trials will begin on time or enroll patients on time, or whether Apexigen’s ongoing and/or future clinical trials will be completed on schedule or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

●	obtaining regulatory approval to commence a trial;

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delays in reaching, or the inability to reach, agreement on acceptable terms with prospective contract research organizations (“CROs”), clinical trial sites, laboratory service providers, companion diagnostic development partners, contract manufacturing organizations, (“CMOs”), and other service providers Apexigen may engage to support the conduct of its clinical trials;

●	obtaining IRB approval at each clinical trial site;

●	recruiting a sufficient number of suitable patients to participate in a trial;

●	patients failing to comply with trial protocol or dropping out of a trial, rendering them not evaluable for study endpoints;

●	clinical trial sites deviating from trial protocol or dropping out of a trial;

●	the availability of any applicable combination therapies;

●	developments in the safety and efficacy of any applicable combination therapies;

●	the need to add new clinical trial sites; or

●	delays in the testing, validation and manufacturing of product candidates and the delivery of these product candidates to clinical trial sites.

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Apexigen may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent receipt of marketing approval or Apexigen’s ability to commercialize Apexigen’s product candidates, including:

●	receipt of feedback from regulatory authorities that requires Apexigen to modify the design of Apexigen’s clinical trials;

●	negative or inconclusive clinical trial results that may require Apexigen to conduct additional clinical trials or abandon certain drug development programs;

●	regulators or IRBs may not authorize us, Apexigen’s collaborators, or Apexigen’s investigators to commence a clinical trial or to conduct a clinical trial at a prospective site;

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the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated, or participants dropping out of these clinical trials at a higher rate than anticipated;

●	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to Apexigen in a timely manner, or at all;

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the suspension or termination of Apexigen’s clinical trials for various reasons, including non-compliance with regulatory requirements, a finding that Apexigen’s product candidates have undesirable side effects, safety or efficacy concerns, or any particular combination therapy or other unexpected characteristics or risks;

●	the cost of clinical trials of Apexigen’s product candidates being greater than anticipated;

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for clinical trials testing combination treatment of Apexigen’s product candidates with third-party drug products, delays in procuring such third-party drug products and the delivery of such third-party drug products to clinical trial sites, or the inability to procure such third-party drug products at all; and

●	regulators revising the requirements for approving Apexigen’s product candidates, including as a result of newly approved agents changing the standard of care of an indication.

Any unforeseen events may cause Apexigen to be required to conduct additional clinical trials or other testing of Apexigen’s product candidates beyond those that Apexigen currently contemplates, or to be unable to successfully complete clinical trials of Apexigen’s product candidates or other testing. Clinical trial or test results may also not be positive or may be only modestly positive or may have safety concerns. For example, in the APX005M-002 Trial, Apexigen enrolled 95 patients with non-small cell lung cancer (“NSCLC”) who were either immunotherapy naïve or who had progressed while on anti-PD(L)1 therapy and treated those patients with sotiga in combination with nivolumab. Although Apexigen observed a modest number of objective responses in immunotherapy naïve patients and stable disease in patients who had previously progressed on or were refractory to prior anti-PD-(L)1 therapy, the data did not support advancing the development of sotiga in these lines of therapy in patients with NSCLC. Any of the foregoing events may cause Apexigen to incur unplanned costs, be delayed in obtaining marketing approval, if ever, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements, or have the drug removed from the market after obtaining marketing approval.

The outcome of preclinical testing and early clinical trials that Apexigen obtains and that it publishes may not predict the success of later clinical trials, and the results of Apexigen’s clinical trials may not satisfy the requirements of the FDA, EMA, or comparable foreign regulatory authorities.

Apexigen currently has no products approved for sale and it cannot guarantee that it will ever have marketable drugs. Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and Apexigen or any future collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. Apexigen will be required to demonstrate with substantial evidence through well-controlled clinical trials that Apexigen’s product candidates are safe and effective for use in a diverse population before Apexigen can seek marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that future larger registration clinical trials will be successful. This is because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, EMA, and other regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. In particular, no compound with the mechanism of action of sotiga has been commercialized, and the outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later-stage clinical trials. Apexigen does not know whether any clinical trials it may conduct will demonstrate consistent or adequate efficacy and safety results sufficient to obtain marketing approval to market Apexigen’s product candidates.

Summary or preliminary data from Apexigen’s clinical trials that it announces or publishes may change as new or revised patient data becomes available, and is subject to source verification procedures that could result in material changes in the final data.

As more patient data becomes available, Apexigen may publicly disclose new or revised preliminary data from its clinical trials. These preliminary updates are based on analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Apexigen also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to evaluate all data fully and carefully. As a result, the summary or preliminary results that Apexigen reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Summary or preliminary data also remain subject to source verification procedures that may result in the final data being materially different from the summary or preliminary data Apexigen previously published. As a result, summary or preliminary data should be viewed with caution until the final data are available. In addition, Apexigen may report interim analyses of only certain endpoints rather than all endpoints. Preliminary data from clinical trials that Apexigen conducts may not be indicative of the final results of the trials and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between preliminary data and final data could significantly harm Apexigen’s business and prospects. Further, additional disclosure of preliminary data by Apexigen or by Apexigen’s competitors in the future could result in volatility in the price of Apexigen’s common stock.

Further, others, including regulatory agencies, may not accept or agree with Apexigen’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate, and Apexigen’s company in general. In addition, the information Apexigen chooses to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. Interested parties may not agree with what Apexigen determines is the material or otherwise appropriate information to include in Apexigen’s disclosure, and any information Apexigen determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities, or otherwise regarding a particular product candidate or Apexigen’s business. If the preliminary or topline data that Apexigen reports differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Apexigen’s ability to obtain approval for, and commercialize, Apexigen’s product candidates may be harmed, which could harm Apexigen’s business, financial condition, results of operations, and prospects.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dosing regimen and other trial protocols, use in combination with other therapies, and the rate of discontinuations by clinical trial participants. In addition, Apexigen may use patient-reported outcome assessments in some of Apexigen’s clinical trials, which involve patients’ subjective assessments of efficacy of the treatments they receive in the trial. Such assessments can vary widely from day to day for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, Apexigen’s clinical trial outcomes.

Apexigen’s product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

Even if Apexigen’s product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors, and others in the medical community. For example, current standard-of-care cancer treatments, such as existing chemotherapy and radiation therapy, are well established in the medical community, and doctors may continue to rely on these treatments. The degree of market acceptance of any of Apexigen’s approved product candidates, if approved for commercial sale, will depend on a number of factors, including:

●	the efficacy and safety profile as demonstrated in clinical trials;

●	the timing of market introduction of the product candidate as well as competitive products;

●	the approval of other new therapies for the same indications;

●	the clinical indications for which the product candidate is approved;

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restrictions on the use of Apexigen’s products, if approved, such as boxed warnings, contraindications in labeling, or restrictions on use of Apexigen’s products together with other medications, or a risk evaluation and mitigation strategy (“REMS”);

●	the potential and perceived advantages of product candidates over alternative treatments or in combination therapies;

●	the cost of treatment in relation to alternative treatments;

●	the availability of coverage and adequate reimbursement and pricing by third parties and government authorities;

●	relative convenience and ease of administration;

●	the effectiveness of sales and marketing efforts;

●	the willingness of the target population to try new therapies and of physicians to prescribe these therapies; and

●	unfavorable publicity relating to the product candidate.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors, and patients, Apexigen may generate less revenue from that product candidate than anticipated, which could harm Apexigen’s financial results.

The sizes of the patient populations suffering from some of the diseases Apexigen is targeting may be based on estimates that are inaccurate, may be small, or may be smaller than estimated.

Apexigen relies on estimates to project the incidence and prevalence of diseases Apexigen is targeting and the subset of patients with these diseases who have the potential to benefit from treatment with sotiga and Apexigen’s other product candidates. Apexigen derives these estimates from a variety of sources, including United States and global cancer databases, scientific literature, surveys of clinics, physician interviews, patient foundations, and market research, and they may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for sotiga and any other future product candidates may be more limited than Apexigen originally estimated or may not be amenable to treatment with sotiga and any other product candidates, if and when approved. For example, in March 2022, the FDA approved nivolumab and relatlimab-rmbw (OpdualagTM) for use in patients with unresectable or metastatic melanoma, which may limit the number of patients with unresectable or metastatic melanoma that have progressive disease during treatment with anti-PD-(L)1 therapy, which would be the target population for a potential registration-enabling study of sotiga in combination with a PD-(L)1 inhibitor that Apexigen is considering. Even if Apexigen obtains significant market share for sotiga and any other product candidates, small potential target populations for certain indications means Apexigen may never achieve profitability without obtaining market approval for additional indications.

Many of Apexigen’s additional internal programs, including APX601, are at earlier stages of development than sotiga and may fail in development or suffer delays, including if Apexigen is unable to raise adequate additional funding, that adversely affect their commercial viability.

Other than sotiga, all of Apexigen’s internal programs are in preclinical development or at the research stage and may fail in development or suffer delays that adversely affect their commercial viability. These programs may fail to yield product candidates. A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care, and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later-stage clinical trials of the product candidate. The success of any product candidates Apexigen may develop will depend on many factors, including the following:

●	generating sufficient data to support the initiation or continuation of clinical trials;

●	obtaining regulatory permission to initiate clinical trials;

●	contracting with the necessary parties to conduct clinical trials;

●	the successful enrollment of patients in, and the completion of, clinical trials;

●	the timely manufacture of sufficient quantities of the product candidate, and any combination therapy, for use in clinical trials; and

●	acceptable adverse profile in the clinical trials.

Apexigen will need additional funding to continue to advance the development of Apexigen’s other internal programs, including APX601. If Apexigen is unable to secure adequate funding to continue such development, Apexigen expects that Apexigen will be required to delay or stop the development of such programs.

Even if Apexigen successfully advances any other product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this “Risk Factors” section. Accordingly, Apexigen cannot assure you that Apexigen will ever develop, obtain regulatory approval of, commercialize, or generate significant revenue from any product candidate.

Any product candidates Apexigen develops may become subject to unfavorable third-party reimbursement practices and pricing regulations.

The availability and extent of coverage and adequate reimbursement by governmental and private payors is essential for most patients to afford the expense of antibody therapeutics like sotiga and Apexigen’s other product candidates. Sales of any of Apexigen’s product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of Apexigen’s product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations or reimbursed by government health administration authorities, private health coverage insurers, and other third-party payors. If reimbursement is not available, or is available only to limited levels, Apexigen may not successfully commercialize Apexigen’s product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Apexigen to establish or maintain pricing sufficient to realize an adequate return on Apexigen’s investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Apexigen obtains marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Apexigen may not successfully commercialize any product candidate for which Apexigen obtains marketing approval.

There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. In the United States, principal decisions about reimbursement for new products are typically made by Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. As a result, the coverage determination process is often time-consuming and costly. This process will require Apexigen to provide scientific and clinical support for the use of Apexigen’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors require that drug companies provide them with predetermined discounts from list prices and challenge the prices charged for medical products. Further, such payors increasingly challenge the price, examine the medical necessity and review the cost effectiveness of medical drug products. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes.

Third-party payors may limit coverage to specific drug products on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. Apexigen may need to conduct expensive studies to demonstrate the medical necessity and cost-effectiveness of Apexigen’s products. Nonetheless, Apexigen’s product candidates may not be considered medically necessary or cost effective. Apexigen cannot be sure that coverage and reimbursement will be available for any product that Apexigen commercializes and, if reimbursement is available, what the level of reimbursement will be.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Apexigen believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as Apexigen’s product candidates. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, Apexigen may be required to conduct a clinical trial that compares the cost-effectiveness of Apexigen’s product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits.

Additional foreign price controls or other changes in pricing regulation could restrict the amount that Apexigen is able to charge for Apexigen’s product candidates. Accordingly, in markets outside the United States, the reimbursement for Apexigen’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If Apexigen is unable to establish or sustain coverage and adequate reimbursement for any future product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates. Coverage policies and third-party reimbursement rates may change at any time. Even if Apexigen attains favorable coverage and reimbursement status for one or more products for which Apexigen receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

If Apexigen’s competitors develop and market products that are more effective, safer, or less expensive than its product candidates, Apexigen’s commercial opportunities will be negatively impacted.

The biotechnology industry is highly competitive and subject to rapid and significant technological change. Moreover, the oncology field is characterized by strong and increasing competition, with a strong emphasis on intellectual property. Products Apexigen may develop in the future for the treatment of cancer and any other diseases are likely to face competition from other drugs and therapies, including those of which Apexigen may not currently be aware. In addition, Apexigen’s products may need to compete with off-label drugs used by physicians to treat the indications for which Apexigen seeks approval. This may make it difficult for Apexigen to replace existing therapies with Apexigen’s products.

Major multinational pharmaceutical and biotechnology companies, emerging and start-up companies, universities, and other research institutions, could focus their future efforts on developing competing therapies and treatments for any of the indications Apexigen is currently targeting or may target in the future. For example, each of Hoffman-La Roche AG, Janssen Biotech, Inc., a subsidiary of Johnson & Johnson (in collaboration with Alligator Bioscience AB), Celldex Therapeutics, Inc., Seagan Inc., Eucure Biopharma, a subsidiary of Biocytogen, Lygen Pharma and AbbVie Inc. are developing CD40-based antibody product candidates for solid tumor oncology indications, typically in combination therapies, and other companies and institutions have other CD40-based product candidates in development.

Many of these current and potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources, and commercial expertise than Apexigen does. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients, and manufacturing biotechnology products. These companies also have significantly greater research, development, and marketing capabilities than Apexigen does and may also have products that have been approved or are in late stages of development, and collaborative arrangements in Apexigen’s target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that Apexigen develops obsolete. As a result of any of these factors, Apexigen’s competitors may succeed in obtaining approval from the FDA, EMA, or foreign regulatory authorities or discovering, developing, and commercializing products in Apexigen’s field before or more successfully than Apexigen does.

Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with Apexigen in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for planned clinical trials, as well as in acquiring technologies complementary to, or necessary for, Apexigen’s programs. In addition, the biotechnology industry is characterized by rapid technological change. If Apexigen fails to stay at the forefront of technological change, Apexigen may be unable to compete effectively. Technological advances or products developed by Apexigen’s competitors may render Apexigen’s technologies or product candidates obsolete, less competitive or not economical.

Apexigen has limited resources and is currently focusing Apexigen’s efforts on developing sotiga. As a result, Apexigen may fail to capitalize on other product candidates or indications that may ultimately have proven to be more profitable.

Apexigen is currently focusing its efforts on completing clinical trials of sotiga for a variety of indications, including sarcoma, esophageal and GEJ cancers and melanoma. As a result, Apexigen may forego or delay pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential. Apexigen’s resource allocation decisions may cause Apexigen to fail to capitalize on viable product candidates or profitable market opportunities. Apexigen’s spending on current and future research and development activities for specific indications may not yield any commercially viable drugs. If Apexigen does not accurately evaluate the commercial potential or target markets for a particular product candidate, Apexigen may relinquish valuable rights to that product candidate through collaboration, licensing, or other strategic arrangements in cases in which it would have been more advantageous for Apexigen to retain sole development and commercialization rights to such product candidate.

Apexigen is developing some of its product candidates for use in combination with standard-of-care as well as emerging or experimental cancer therapies, which exposes Apexigen to several risks beyond Apexigen’s control.

Apexigen is developing some of its product candidates, including sotiga, for use in combination with current standard of care or other emerging or experimental cancer therapies. This exposes Apexigen to supply risk to the extent there is not an adequate supply of these therapies for use in combination with Apexigen’s product candidates, either in clinical trials or after any approval, as well as pricing risk if these combination therapies are expensive and the addition of Apexigen’s product candidates would be too costly to support reimbursement or payor coverage. In particular, providers of some of these emerging or experimental therapies have been contributing their therapies to use in combination trials at generally no or limited cost to us. If this were to change, Apexigen’s trial costs could increase substantially. Also, although combinations with an experimental agent that has not been approved may prove to be clinically beneficial, the experimental agent will still need to meet regulatory approval requirements for the combined therapy to become commercially available. In addition, if the standard of care were to evolve or change, the clinical utility of Apexigen’s product candidates could be diminished or eliminated. If any of these were to occur, Apexigen’s business could be materially harmed.

Apexigen may use companion diagnostics in the future in Apexigen’s development programs, and if such companion diagnostics for Apexigen’s product candidates are not successfully, and in a timely manner, validated, developed, or approved, Apexigen may not achieve marketing approval or realize the full commercial potential of its product candidates.

Apexigen may use companion diagnostics in Apexigen’s future product candidate development programs. If such companion diagnostics are developed in conjunction with clinical programs, the FDA, EMA, or comparable regulatory authority may require regulatory approval of a companion diagnostic as a condition to approval of the product candidate. For example, if Apexigen uses a diagnostic to test which patients are most likely to benefit from Apexigen’s product candidate for the treatment of a particular indication as a criterion for enrollment, then Apexigen will likely be required to obtain FDA approval or clearance of the companion diagnostic, concurrent with approval of Apexigen’s product candidate. Apexigen may also be required to demonstrate to the FDA the predictive utility of a companion diagnostic, i.e., that the diagnostic selects for patients in whom the therapy will be effective or more effective compared to patients not selected for by the diagnostic. Apexigen does not have experience or capabilities in developing or commercializing diagnostics and plans to rely in large part on third parties to perform these functions. Apexigen does not currently have any agreement in place with any third party to develop or commercialize companion diagnostics for any of Apexigen’s product candidates. Companion diagnostics are subject to regulation by the FDA, the EMA, and other foreign regulatory authorities as medical devices and require separate regulatory approval or clearance prior to commercialization.

If Apexigen or its partners, or any third party, are unable to successfully develop companion diagnostics in the future in Apexigen’s product candidates, or experience delays in doing so:

●	the development of Apexigen’s product candidates may be adversely affected if Apexigen is unable to appropriately select patients for enrollment in Apexigen’s planned clinical trials;

●	Apexigen’s product candidates may not receive marketing approval if their safe and effective use depends on a companion diagnostic; and

●

Apexigen may not realize the full commercial potential of any product candidates that receive marketing approval if, among other reasons, Apexigen is unable to appropriately identify patients targeted by Apexigen’s product candidates.

In addition, any future product candidates developed in conjunction with companion diagnostics may be perceived negatively compared to alternative treatments that do not require the use of companion diagnostics, either due to the additional cost of the companion diagnostic, the requirement of samples for testing, or the need to complete additional procedures to identify genetic markers prior to administering Apexigen’s product candidates. If any of these events were to occur, it would significantly harm Apexigen’s business, results of operations and prospects.

Apexigen’s business entails a significant risk of product liability, and if Apexigen does not obtain sufficient insurance coverage, the costs of product liability could have an adverse effect on Apexigen’s business and financial condition.

Apexigen’s business exposes Apexigen to significant product liability risks inherent in the development, testing, manufacturing, and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of Apexigen’s development programs. If Apexigen succeeds in marketing products, such claims could result in an FDA, EMA, or other regulatory investigation of the safety and effectiveness of Apexigen’s products, Apexigen’s manufacturing processes and facilities, or Apexigen’s marketing programs. Such regulatory investigation could potentially lead to a recall of Apexigen’s products or more serious enforcement action, limitations on the approved indications for which they may be used, or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for Apexigen’s products, injury to Apexigen’s reputation, costs to defend the related litigation, a diversion of management’s time and Apexigen’s resources, and substantial monetary awards to trial participants or patients. Apexigen would expect to obtain product liability insurance prior to marketing any of Apexigen’s product candidates. Any insurance Apexigen has now or that Apexigen may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, Apexigen may be unable to obtain sufficient insurance at a reasonable cost to protect Apexigen against losses caused by product liability claims that could have an adverse effect on Apexigen’s business and financial condition.

Risks Related to Regulatory Approval and Other Legal Compliance Matters for Apexigen’s Product Candidates

The regulatory approval processes of the FDA, the EMA, and comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If Apexigen is ultimately unable to obtain regulatory approval for Apexigen’s product candidates, Apexigen will be unable to generate product revenue and Apexigen’s business will be substantially harmed.

The time required to obtain approval by the FDA, EMA, and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the type, complexity, and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Apexigen’s data are insufficient for approval and require additional preclinical, clinical, or other studies. For example, FDA’s Oncology Center of Excellence initiated Project Optimus to reform the dose optimization and dose selection paradigm in oncology drug development and Project FrontRunner to help develop and implement strategies to support approvals in early clinical setting, among other goals. How the FDA plans to implement these goals and their impact on specific clinical programs and the industry are unclear. Apexigen has not submitted for, or obtained regulatory approval for, any product candidate, and it is possible that none of Apexigen’s existing product candidates or any product candidates Apexigen may seek to develop in the future will ever obtain regulatory approval.

Applications for Apexigen’s product candidates could fail to receive regulatory approval in an initial or subsequent indication for many reasons, including the following:

●	the FDA, EMA, or comparable foreign regulatory authorities may disagree with the design, implementation, or results of Apexigen’s clinical trials;

●

the FDA, EMA, or comparable foreign regulatory authorities may determine that Apexigen’s product candidates are not safe and effective, only moderately effective, or have undesirable or unintended side effects, toxicities, or other characteristics that preclude Apexigen’s obtaining marketing approval or prevent or limit commercial use;

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the population studied in the clinical program may not be sufficiently broad or representative to assure safety and efficacy in the full population for which Apexigen seeks approval, including for example due to biologic and genetic differences that might occur in subjects in certain populations such as defined by race or other factors;

●	Apexigen may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio when compared to the standard of care is acceptable;

●	the FDA, EMA, or comparable foreign regulatory authorities may disagree with Apexigen’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of Apexigen’s product candidates may not be sufficient to support the submission of a Biologics License Application (“BLA”), or other submission or to obtain regulatory approval in the United States or elsewhere;

●	Apexigen may be unable to demonstrate to the FDA, EMA, or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for a proposed indication is acceptable;

●

the FDA, EMA, or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which Apexigen contracts for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA, EMA, or comparable foreign regulatory authorities may significantly change in a manner rendering Apexigen’s clinical data insufficient for approval.

Further, development of Apexigen’s product candidates and/or regulatory approval may be delayed for reasons beyond Apexigen’s control. For example, a U.S. federal government shutdown or budget sequestration, such as ones that occurred during 2018 and 2019, or other FDA priorities, such as responding to COVID-19, may result in significant reductions to, or demands on, the FDA’s budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting Apexigen’s ability to progress development of Apexigen’s product candidates or obtain regulatory approval for Apexigen’s product candidates.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in Apexigen’s failing to obtain regulatory approval to market any of Apexigen’s product candidates, which would significantly harm Apexigen’s business, results of operations, and prospects.

Apexigen’s product candidates may cause undesirable side effects or have other properties that could prevent their regulatory approval or result in significant negative consequences.

Adverse events or other undesirable side effects caused by Apexigen’s product candidates could cause Apexigen or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA, or other comparable foreign regulatory authorities. Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the trial, and/or result in potential product liability claims. Regardless of merit or eventual outcome, product liability claims may result in impairment of Apexigen’s business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management’s attention from Apexigen’s primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize Apexigen’s product candidates, and decreased demand for Apexigen’s product candidates, if approved for commercial sale.

Additionally, if one or more of Apexigen’s product candidates receives marketing approval, and Apexigen or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product and cause Apexigen to recall Apexigen’s products;

●	regulatory authorities may require additional warnings on the label or impose a more restrictive, narrower indication for use of the agent;

●	Apexigen may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

●	Apexigen may be required to create a REMS plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements, such as boxed warning on the packaging, to assure safe use;

●	Apexigen could be sued and held liable for harm caused to patients; and

●	Apexigen’s reputation may suffer.

Any of these events could prevent Apexigen from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm Apexigen’s business, financial condition, results of operations, and growth prospects.

For any current and future clinical trials for Apexigen’s product candidates outside the United States, the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.

Apexigen conducts clinical trials outside the United States, including in Europe, and Apexigen may choose to conduct future clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the United States population and United States medical practice, and the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practice (“GCP”) regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have comparable approval requirements, including appropriate examination of the product in the country-specific population. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it may result in the need for additional trials, which would be costly and time-consuming and delay aspects of Apexigen’s business plan, and may result in Apexigen’s product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of Apexigen’s product candidates in one jurisdiction does not mean that Apexigen will succeed in obtaining regulatory approval of Apexigen’s product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of Apexigen’s product candidates in one jurisdiction does not guarantee that Apexigen will obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA, EMA, or comparable foreign regulatory authority grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing, and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Apexigen intends to charge for Apexigen’s products is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for Apexigen and could delay or prevent the introduction of Apexigen’s products in certain countries. If Apexigen or any partner Apexigen works with fails to comply with the regulatory requirements in international markets or fails to receive applicable marketing approvals, Apexigen’s target market will be reduced, and Apexigen’s ability to realize the full market potential of Apexigen’s product candidates will be harmed.

Even if Apexigen applies for and obtains accelerated approval or Breakthrough Therapy, Fast Track or other designation intended to expedite, facilitate or reduce the cost of pursuing development or regulatory review or approval with the FDA or other regulatory authorities for any of Apexigen’s product candidates, there is no guarantee that such designation would lead to faster development, regulatory review, or approval, nor would it increase the likelihood that any such product candidate will receive marketing approval.

If a product candidate is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for such condition or a substantial improvement over available therapy for such condition, a product candidate sponsor may apply for FDA Fast Track or Breakthrough Therapy designation, and there may be other priority designations available under various regulatory bodies. In the future, Apexigen may apply for such priority designation depending on the results of Apexigen’s clinical trials. Even though Apexigen may apply for and receive a Fast Track, Breakthrough Therapy or other priority designations, such priority designation does not ensure that Apexigen will receive marketing approval or that approval will be granted within any particular timeframe. Apexigen may not experience a faster development or regulatory review or approval process with the priority designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track or Breakthrough Therapy designation if it believes that the designation is no longer supported by data from Apexigen’s clinical development program. Fast Track or Breakthrough Therapy designation alone does not guarantee qualification for the FDA’s priority review procedures. Further, even if any of Apexigen’s products obtain Fast Track or Breakthrough Therapy designation, this may not lead to earlier regulatory approval or commercialization of Apexigen’s products due to the extensive and time-consuming steps necessary to obtain FDA approval and commercialize a product candidate. In December 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (FDORA), was signed into law. FDORA made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Even if Apexigen obtains regulatory approval for a product candidate, Apexigen’s products will remain subject to extensive regulatory scrutiny.

If any of Apexigen’s product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA, EMA, and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to Good Manufacturing Practice (“GMP”) regulations. As such, Apexigen or its contract manufacturers will be subject to continual review and inspections to assess compliance with GMP and adherence to commitments made in any BLA, NDA, or Marketing Authorization Application (“MAA”). Accordingly, Apexigen or others with whom Apexigen works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that Apexigen receives for Apexigen’s product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including potentially the requirement to implement a REMS), or contain requirements for potentially costly post-marketing testing. Apexigen will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA, and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the Department of Justice (the “DOJ”), closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. Apexigen will have to comply with requirements concerning advertising and promotion for Apexigen’s products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, Apexigen may not promote Apexigen’s products for indications or uses for which they do not have approval. The holder of an approved BLA, NDA, or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. Apexigen could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of Apexigen’s products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, Apexigen could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for Apexigen’s products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing, or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If Apexigen fails to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters that would result in adverse publicity;

●	impose civil or criminal penalties;

●	suspend or withdraw regulatory approvals;

●	suspend any of Apexigen’s ongoing clinical trials;

●	refuse to approve pending applications or supplements to approved applications submitted by Apexigen;

●	impose restrictions on Apexigen’s operations, including closing Apexigen’s contract manufacturers’ facilities;

●	seize or detain products; or

●	require a product recall.

Any government investigation of alleged violations of law could require Apexigen to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Apexigen’s ability to commercialize and generate revenue from Apexigen’s products. If regulatory sanctions are applied or if regulatory approval is withdrawn, this would significantly harm Apexigen’s business, financial condition, results of operations, and growth prospects.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on Apexigen’s business and results of operations.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could impact Apexigen’s ability to sell its products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act (“ACA”) was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on Apexigen’s business.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. Apexigen cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

●	the demand for Apexigen’s products after obtaining any regulatory approval;

●	Apexigen’s ability to receive or set a price that Apexigen believes is fair for Apexigen’s products;

●	Apexigen’s ability to generate revenue and achieve or maintain profitability;

●	the level of taxes that Apexigen is required to pay; and

●	the availability of capital.

Apexigen expects that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement and new payment methodologies. For example, in August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The prescription drug provisions of the Inflation Reduction Act and other healthcare reforms that may be implemented in the future could lower the price that Apexigen receives for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent Apexigen from being able to generate sufficient revenue, attain profitability or commercialize Apexigen’s product candidates, if approved.

Apexigen’s employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Apexigen is exposed to the risk of fraud, misconduct or other illegal activity by Apexigen’s employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to:

●	comply with the laws of the FDA, EMA and other comparable foreign regulatory authorities;

●	provide true, complete and accurate information to the FDA, EMA and other comparable foreign regulatory authorities;

●	comply with manufacturing standards Apexigen has established;

●	comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or

●	report financial information or data accurately or to disclose unauthorized activities to Apexigen.

If Apexigen obtains FDA approval of any of Apexigen’s product candidates and begins commercializing those products in the United States, Apexigen’s potential exposure under such laws will increase significantly, and Apexigen’s costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to Apexigen’s reputation. Apexigen has adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions Apexigen takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Apexigen from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against Apexigen, and Apexigen is not successful in defending itself or asserting its rights, those actions could have a significant impact on Apexigen’s business, including the imposition of significant fines or other sanctions.

If Apexigen fails to comply with healthcare laws, Apexigen could face substantial penalties and Apexigen’s business, operations, and financial conditions could be adversely affected.

If Apexigen obtains FDA approval for any of Apexigen’s product candidates and begins commercializing those products in the United States, Apexigen’s operations will be subject to various federal and state fraud and abuse laws. The laws that may impact Apexigen’s operations include the following:

●

The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, or recommendation of any good, facility, item, or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

●

Federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, impose criminal and civil penalties, including through civil actions, against individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other third-party payors that are false or fraudulent, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

●	The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”)

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”)

●

The federal Physician Payment Sunshine Act, created under the ACA, and its implementing regulations, require manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the HHS under the Open Payments Program, information related to payments or other transfers of value made to covered recipients, as defined by law, including physicians, certain non-physician providers, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

●	Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

Analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection, and unfair competition laws may apply to pharmaceutical business practices, including research, distribution, sales, and marketing arrangements, as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers.

●

State laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources.

●

State laws also require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations, and other remuneration, and items of value provided to healthcare professionals and entities.

●

State and foreign laws also govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Apexigen’s business activities could, despite Apexigen’s efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that Apexigen’s business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that Apexigen’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against Apexigen, and Apexigen is not successful in defending itself or asserting Apexigen’s rights, those actions could have a significant impact on Apexigen’s business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Apexigen’s operations, any of which could adversely affect Apexigen’s ability to operate Apexigen’s business and Apexigen’s results of operations. In addition, the approval and commercialization of any of Apexigen’s product candidates outside the United States will also likely subject Apexigen to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. Further, achieving and sustaining compliance with applicable federal and state privacy, security, and fraud laws may prove costly.

If Apexigen or any clinical collaborators, CROs, contract manufacturers, or other contractors and suppliers that Apexigen engages fail to comply with environmental, health, and safety laws and regulations, Apexigen could become subject to fines or penalties or incur costs that could have a material adverse effect on Apexigen’s business.

Apexigen or any clinical collaborators, CROs, contract manufacturers, or other contractors and suppliers that Apexigen engages are subject to numerous federal, state, and local environmental, health and safety laws, regulations, and permitting requirements, including:

●	those governing laboratory procedures;

●	the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes;

●	the emission and discharge of hazardous materials into the ground, air and water; and

●	employee health and safety.

Apexigen’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Apexigen’s operations also produce hazardous waste. Apexigen generally contracts with third parties for the disposal of these materials and wastes. Apexigen cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Apexigen’s use of hazardous materials, Apexigen could be held liable for any resulting damages, and any liability could exceed Apexigen’s resources. Under certain environmental laws, Apexigen could be held responsible for costs relating to any contamination at Apexigen’s current or past facilities and at third-party facilities. Apexigen also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair Apexigen’s research, product development, and manufacturing efforts. In addition, Apexigen cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although Apexigen maintains workers’ compensation insurance to cover Apexigen for costs and expenses Apexigen may incur due to injuries to Apexigen’s employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Apexigen does not carry specific biological or hazardous waste insurance coverage, and Apexigen’s property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, Apexigen could be held liable for damages or be penalized with fines in an amount exceeding Apexigen’s resources, and Apexigen’s clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on Apexigen’s business, financial condition, results of operations, and prospects.

Apexigen’s business activities may be subject to the FCPA and similar anti-bribery and anti-corruption laws.

Apexigen’s business activities may be subject to the Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery or anti-corruption laws, regulations, or rules of other countries in which Apexigen operates, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Apexigen’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the researchers with whom Apexigen conducts clinical trials, and the healthcare providers who prescribe pharmaceuticals, are employed by their government, and the purchasers of pharmaceuticals are government entities. As a result, Apexigen’s dealings with these researchers, prescribers, and purchasers are subject to regulation under the FCPA. Recently the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of Apexigen’s employees, agents, contractors or collaborators, or those of Apexigen’s affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, Apexigen’s officers or Apexigen’s employees, the closing down of Apexigen’s facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of Apexigen’s business. Any such violations could include prohibitions on Apexigen’s ability to offer Apexigen’s products in one or more countries and could materially damage Apexigen’s reputation, Apexigen’s brand, Apexigen’s international expansion efforts, Apexigen’s ability to attract and retain employees, and Apexigen’s business, prospects, operating results and financial condition.

Failure to comply with privacy and data protection laws, regulations, or contractual obligations could lead to government enforcement actions (which could include civil or criminal penalties), private disputes and litigation, and/or adverse publicity and could negatively affect Apexigen’s operating results and business.

Apexigen receives, generates, and stores significant and increasing volumes of sensitive information, such as employee, personal, patient and collaborator data. In addition, Apexigen actively seeks access to medical information, including patient data, through research and development partnerships and collaborations or otherwise. Apexigen has legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. Apexigen and Apexigen’s partners may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). These data protection laws and regulations continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to Apexigen’s operations or the operations of Apexigen’s partners, including during Apexigen’s clinical trials. In addition, Apexigen may obtain health information from third parties (including research institutions from which Apexigen obtains clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH, which establish privacy and security standards that limit the use and disclosure of individually identifiable health information and require the implementation of administrative, physical, and technological safeguards to protect the privacy of individually identifiable health information and ensure the confidentiality, integrity, and availability of electronic protected health information. Determining whether individually identifiable health information has been handled in compliance with applicable privacy standards and Apexigen’s contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Depending on the facts and circumstances, Apexigen could be subject to civil and criminal penalties if Apexigen knowingly obtains, uses, or discloses individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. Enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. Apexigen cannot be sure how these regulations will be interpreted, enforced, or applied to Apexigen’s operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, Apexigen’s ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to Apexigen’s policies, procedures and systems. Failure to comply with any of these laws could result in enforcement action against Apexigen, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to Apexigen’s reputation, and loss of goodwill (both in relation to existing and prospective customers), any of which could have a material adverse effect on Apexigen’s business, financial condition, results of operations, or prospects.

Although Apexigen takes measures to protect sensitive data from unauthorized access, use or disclosure, Apexigen’s information technology and infrastructure may be vulnerable to attacks by hackers or other malicious third parties or viruses or breached due to employee error, malfeasance, or other malicious or inadvertent disruptions. Any such attack, breach, or other security breach or incident, or any interruption, could compromise Apexigen’s networks and the information processed there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost, stolen or otherwise processed without authorization. Any such access, loss, other unauthorized processing, or any other security breach or incident, could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, such as HIPAA and HITECH, and regulatory penalties. Notice of certain security breaches must be made to affected individuals, the Secretary of the HHS, and for extensive breaches, notice may need to be made to the media or State Attorneys General. Such a notice could harm Apexigen’s reputation and Apexigen’s ability to compete. The HHS has the discretion to impose penalties without attempting to resolve violations through informal means. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although Apexigen has implemented security measures designed to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee Apexigen can protect its data from security breaches or incidents, loss, or other unauthorized processing. Unauthorized access, loss, dissemination or other processing could also damage Apexigen’s reputation or disrupt Apexigen’s operations, including Apexigen’s ability to conduct its analyses, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about Apexigen’s tests and other patient and physician education and outreach efforts through Apexigen’s website, and manage the administrative aspects of Apexigen’s business.

Apexigen may collect, process, use or transfer personal information from individuals located in the European Economic Area (“EEA”), Switzerland, and the United Kingdom (collectively, “Europe”) in connection with Apexigen’s business, including in connection with conducting clinical trials in Europe. Additionally, if any of Apexigen’s product candidates are approved, Apexigen may seek to commercialize those products in Europe. The collection, use, and other processing of personal health data in Europe are governed by laws, regulations, and directives, including the General Data Protection Regulation (EU) 2016/679 (“GDPR”). This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. This legislation imposes significant responsibilities and liabilities in relation to personal data that Apexigen processes, and it may be required to put in place additional mechanisms ensuring compliance. In particular, with respect to cross-border transfers of personal data, judicial and regulatory developments in Europe have created uncertainty. In a decision issued by the Court of Justice of the European Union (“CJEU”) on July 16, 2020, the CJEU invalidated one mechanism for cross-border personal data transfer, the EU-U.S. Privacy Shield, and imposed additional obligations on companies, including us, relying on standard contractual clauses issued by the European Commission (“SCCs”) for cross-border personal data transfers. The European Commission released new SCCs designed to address the CJEU concerns on June 4, 2021, which are required to be implemented. Additionally, the United Kingdom’s Information Commissioner’s Office issued new standard contractual clauses (the “UK SCCs”) to support personal data transfers out of the United Kingdom on February 2, 2022, which also are required to be implemented. Apexigen has undertaken certain efforts to conform transfers of personal data from Europe to the United States to Apexigen’s understanding of current regulatory obligations and guidance of data protection authorities, but the CJEU’s decision, the revised SCCs and UK SCCs, regulatory guidance and opinions, and other developments relating to cross-border data transfer may require Apexigen to implement additional contractual and technical safeguards for any personal data transferred out of Europe or other regions which may increase compliance costs, lead to increased regulatory scrutiny or liability, may require additional contractual negotiations, and may adversely impact Apexigen’s business, financial condition and operating results. Any actual or alleged failure to comply with the requirements of the GDPR or other laws, regulations, and directives of jurisdictions and regulators within Europe may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on Apexigen’s business, financial condition and results of operations.

In addition, U.S. states are adopting new laws or amending existing laws and regulations, requiring attention to frequently changing regulatory requirements applicable to data related to individuals. For example, California has enacted the California Consumer Privacy Act (“CCPA”). The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and which can include any of Apexigen’s current or future employees who may be California residents or any other California residents whose data Apexigen collects or processes) and provide such residents new ways to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. As Apexigen expands Apexigen’s operations and trials (both preclinical or clinical), the CCPA may increase Apexigen’s compliance costs and potential liability. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in November 2020. The CPRA created obligations relating to consumer data beginning on January 1, 2022, with enforcement anticipated to commence July 1, 2023. The CPRA modifies the CCPA significantly, potentially resulting in further uncertainty and requiring Apexigen to incur additional costs and expenses in an effort to comply. Additionally, other U.S. states and the U.S. federal government continue to propose, and in the case of certain states adopt, privacy-focused legislation, such as laws enacted in Colorado, Virginia, Utah and Connecticut. Aspects of these state laws remain unclear, resulting in further uncertainty and potentially requiring Apexigen to modify Apexigen’s data practices and policies and to incur substantial additional costs and expenses in an effort to comply.

Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect Apexigen’s operating results and business. Moreover, patients about whom Apexigen or Apexigen’s partners obtain information, as well as the providers who share this information with us, may contractually limit Apexigen’s ability to use and disclose the information. Claims that Apexigen has violated individuals’ privacy rights, failed to comply with data protection laws or breached Apexigen’s contractual obligations, even if Apexigen is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm Apexigen’s business.

If Apexigen or third parties fail to adequately safeguard confidential personal, employee, or patient data, or if such information or data are wrongfully used by Apexigen or third parties or disclosed to unauthorized persons or entities, Apexigen’s reputation could suffer and Apexigen could be subject to claims for damages or other liabilities, regulatory investigations and enforcement action, litigation, the imposition of fines or other penalties, and significant costs for remediation. Any of these risks could have a material adverse effect on Apexigen’s business, financial condition, results of operations, or prospects.

Risks Related to Employee Matters, Managing Operations and Other Risks Related to Apexigen’s Business

Apexigen’s success is highly dependent on the services of Apexigen’s Chief Executive Officer, Dr. Xiaodong Yang, and Apexigen’s other senior management, and Apexigen’s ability to retain, manage, and motivate highly skilled executive officers and employees.

To succeed, Apexigen must retain, manage, and motivate qualified clinical, scientific, technical, and management personnel, and Apexigen faces significant competition for experienced personnel, especially in the biotechnology industry in the San Francisco Bay Area of California. Apexigen is highly dependent on the principal members of Apexigen’s management and scientific and medical staff, particularly Apexigen’s Chief Executive Officer, Dr. Xiaodong Yang. If Apexigen does not succeed in retaining qualified personnel, particularly at the management level, it could adversely affect Apexigen’s ability to execute Apexigen’s business plan and harm Apexigen’s operating results. In particular, the loss of one or more of Apexigen’s executive officers, including Dr. Yang, could be detrimental to Apexigen if Apexigen cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, Apexigen may be unable to continue to attract and retain qualified personnel necessary for the future success of Apexigen’s business. In addition to competition for personnel, the San Francisco Bay Area in particular is characterized by a high cost of living. Apexigen has recently been, and could in the future be, required to expend significant financial resources on employee retention efforts.

Many of the other biotechnology companies that Apexigen competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than Apexigen does. They may also provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Apexigen has to offer, in particular given the current focus on pursuing a strategic transaction. If Apexigen is unable to continue to motivate and retain high-quality personnel, Apexigen’s ability to evaluate and pursue strategic alternatives will be harmed, and the potential for resuming research and development activities and successfully implementing Apexigen’s business strategy may be limited.

In order to successfully implement Apexigen’s plans and strategies, Apexigen will be substantially dependent on a reduced workforce, which added responsibilities could strain Apexigen’s employees and members of management and increase Apexigen’s reliance on third-parties to provide certain services.

As of May 31, 2023, Apexigen had 12 full-time employees. In order to successfully pursue a strategic transaction, fulfill Apexigen’s obligations as a public reporting company and maintain Apexigen’s development and commercialization plans and strategies, Apexigen will be substantially dependent upon the efforts of these 12 employees. Apexigen may experience difficulties in implementing such objectives given the significant added responsibilities on Apexigen’s remaining employees and members of management.

Further, Apexigen relies on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of clinical management and manufacturing. Apexigen has significantly reduced Apexigen’s research and development activities since February 2023 in order to explore the potential for a strategic transaction; however to the extent Apexigen maintains such activities Apexigen may be required to rely more heavily on such outside contractors. Apexigen cannot assure you that the services of these outside contractors will continue to be available to Apexigen on a timely basis when needed. In addition, if Apexigen is unable to effectively manage Apexigen’s outsourced activities or if the quality or accuracy of the services provided by third party service providers is compromised for any reason, Apexigen’s clinical trials may be extended, delayed or terminated, and Apexigen may not obtain marketing approval of Apexigen’s current and any future product candidates or otherwise advance Apexigen’s business. Apexigen cannot assure you that Apexigen will manage Apexigen’s existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If Apexigen is unable to effectively manage Apexigen’s organization with a reduced workforce and maintain Apexigen’s relationships with contractors and consultants to support Apexigen’s clinical management and manufacturing activities, Apexigen’s ability to successfully implement Apexigen’s business plans and strategies will be harmed.

If Apexigen is unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market Apexigen’s product candidates after any approvals, Apexigen may not successfully sell or market Apexigen’s product candidates that obtain regulatory approval.

Apexigen currently does not have and has never had a marketing or sales team for the marketing, sales and distribution of any of Apexigen’s product candidates that may obtain regulatory approval in the future. In order to commercialize any product candidates, Apexigen will need to build marketing, sales, distribution, managerial, and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which Apexigen may have approval to sell or market Apexigen’s product candidates. Apexigen may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize Apexigen’s product candidates will be expensive and time-consuming, and will require significant attention of Apexigen’s executive officers to manage. Any failure or delay in the development of Apexigen’s internal sales, marketing, and distribution capabilities could adversely impact the commercialization of any of Apexigen’s product candidates that Apexigen obtains approval to market, if Apexigen does not have arrangements in place with third parties to provide such services on Apexigen’s behalf. Alternatively, if Apexigen chooses to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment Apexigen’s own sales force and distribution systems or in lieu of Apexigen’s own sales force and distribution systems, Apexigen will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If Apexigen is unable to enter into such arrangements when needed on acceptable terms, or at all, Apexigen may not successfully commercialize any of Apexigen’s product candidates that receive regulatory approval or any such commercialization may experience delays or limitations. If Apexigen is unable to successfully commercialize its approved product candidates, either on its own or through collaborations with one or more third parties, Apexigen’s future product revenue will suffer and Apexigen may incur significant additional losses.

Apexigen’s anticipated international operations may expose Apexigen to business, tax, regulatory, political, operational, financial, pricing, and reimbursement risks associated with doing business outside of the United States.

Apexigen’s business strategy incorporates potential international expansion as Apexigen seeks to obtain regulatory approval for, and commercialize, Apexigen’s current and any future product candidates in patient populations outside the United States. If Apexigen’s product candidates are approved, Apexigen may hire sales representatives and conduct physician and patient association outreach activities outside of the United States. Doing business internationally involves a number of risks, including:

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multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits and licenses;

●	taxation of future foreign earnings may increase Apexigen’s effective tax rate, which could adversely affect Apexigen’s cash flows, and overall financial condition;

●	failure by Apexigen to obtain and maintain regulatory approvals for the use of Apexigen’s products in various countries;

●	rejection or qualification of foreign clinical trial data by the competent authorities of other countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing Apexigen’s intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

●	limits in Apexigen’s ability to penetrate international markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for Apexigen’s products, and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation, and insurance; and

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regulatory and compliance risks that relate to anti-corruption compliance and record-keeping that may fall within the purview of the FCPA, its accounting provisions or its anti-bribery provisions, or provisions of anti-corruption or anti-bribery laws in other countries.

Any of these factors could significantly harm Apexigen’s future international expansion and operations and, consequently, Apexigen’s results of operations.

Risks Related to Intellectual Property

If Apexigen does not obtain, maintain or protect its intellectual property rights in products Apexigen develops, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to Apexigen’s, and it may not compete effectively in its market.

Apexigen’s success depends in significant part on Apexigen’s and its current or future licensors’ ability to obtain, maintain and protect patents and other intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. Apexigen has filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions Apexigen has developed that are important to Apexigen’s business, including related to Apexigen’s product candidates. Apexigen has also licensed from third parties rights to patents and other intellectual property, including from Epitomics, Inc., an Abcam Company (“Epitomics”), with respect to rabbit monoclonal antibodies generated using Epitomics’ technology in the field of pharmaceutical products for human or veterinary use. If Apexigen or Apexigen’s licensors are unable to obtain or maintain patent protection with respect to such inventions and technology, Apexigen’s business, financial condition, results of operations, and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming, and complex, and Apexigen or Apexigen’s current or future licensors may not prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. Patents may be invalidated and patent applications may not be granted for a number of reasons, including known and unknown prior art, deficiencies in the patent applications or the lack of novelty of the underlying inventions or technology. It is also possible that Apexigen or Apexigen’s current and future licensors will fail to identify patentable aspects of inventions made in the course of research, development and commercialization activities in time to obtain patent protection. Although Apexigen enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of Apexigen’s research, development, and commercialization activities, such as Apexigen’s employees, collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such activities before a patent application is filed, thereby jeopardizing Apexigen’s ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Apexigen cannot be certain that Apexigen or Apexigen’s current or future licensors were the first to make the inventions claimed in Apexigen’s owned or any licensed patents or patent applications, or that Apexigen or Apexigen’s current or future licensors were the first to file for patent protection of such inventions.

Moreover, in some circumstances, Apexigen may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering products or technology that Apexigen licenses from third parties and is reliant on Apexigen’s current and future licensors. For example, pursuant to Apexigen’s license agreement with Epitomics, Epitomics is responsible for the filing, prosecution and maintenance of the patents and patent applications licensed to us. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of Apexigen’s business. If Apexigen’s current or future licensors fail to prosecute, maintain, enforce or defend such patents and other intellectual property rights, are not fully cooperative or disagree with Apexigen as to the prosecution, maintenance or enforcement of any patent rights, or lose rights to those patents or patent applications, the rights Apexigen has licensed may be reduced or eliminated, and Apexigen’s right to develop and commercialize any of Apexigen’s product candidates that are the subject of such licensed rights could be adversely affected.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of Apexigen’s and Apexigen’s current or future licensors’ patent rights are highly uncertain. Apexigen’s and Apexigen’s current or future licensors’ pending and future patent applications may not result in patents being issued which protect Apexigen’s technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Moreover, the patent examination process may require Apexigen or Apexigen’s current and future licensors to narrow the scope of the claims of Apexigen’s or Apexigen’s current and future licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. Additionally, the scope of patent protection can be reinterpreted after issuance. Even if Apexigen’s or Apexigen’s current or future licensors’ pending and future patent applications issue as patents, they may not issue in a form that will provide Apexigen with any meaningful protection, prevent competitors or other third parties from competing with Apexigen, or otherwise provide Apexigen with any competitive advantage. Any patents that Apexigen holds or in-licenses may be challenged, narrowed, circumvented, or invalidated by third parties in court or in patent offices in the United States and abroad. Apexigen’s and Apexigen’s current or future licensors’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology. Apexigen’s competitors or other third parties may also circumvent Apexigen’s patents by developing similar or alternative technologies or products in a non-infringing manner.

Apexigen cannot assure you that Apexigen has found all of the potentially relevant prior art relating to Apexigen’s patents and patent applications. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. For example, there are a number of third-party patents and patent applications relating to the engineering of antibodies, including with respect to the CD40 binding and fragment crystallizable (“Fc”) domains, that may have earlier priority or publication dates and may be asserted as prior art against Apexigen’s patents and patent applications. Even if Apexigen’s patents do issue and even if such patents cover Apexigen’s product candidates, third parties may initiate oppositions, interferences, re-examinations, post-grant reviews, inter partes reviews, nullification or derivation actions in court or before patent offices, or similar proceedings challenging the inventorship, validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the patent rights Apexigen owns or license, allow third parties to commercialize Apexigen’s technology or products and compete directly with Apexigen, without payment to Apexigen.

Moreover, we, or Apexigen’s current or future licensors, may have to participate in interference proceedings declared by the United States Patent and Trademark Office (“USPTO”) to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit Apexigen’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Apexigen’s technology and product candidates, including sotiga. Such proceedings also may result in substantial cost and require significant time from Apexigen’s scientists and management, even if the eventual outcome is favorable to Apexigen. Consequently, Apexigen does not know whether any of Apexigen’s technology or product candidates will be protectable or remain protected by valid and enforceable patents.

Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, Apexigen cannot be certain that Apexigen or Apexigen’s current and future licensors were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of Apexigen’s applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether Apexigen’s invention was derived from theirs. Even where Apexigen has a valid and enforceable patent, Apexigen may not exclude others from practicing Apexigen’s invention where the other party can show that they used the invention in commerce before Apexigen’s filing date or the other party benefits from a compulsory license.

Apexigen may not protect Apexigen’s intellectual property rights throughout the world.

Filing, prosecuting, enforcing, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Apexigen’s or Apexigen’s current and future licensors’ intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Apexigen or Apexigen’s current and future licensors may not prevent third parties from practicing Apexigen’s and Apexigen’s current or future licensors’ inventions in all countries outside the United States, or from selling or importing products made using Apexigen’s and Apexigen’s current or future licensors’ inventions in and into the United States or other jurisdictions. Competitors may use Apexigen’s and Apexigen’s current or future licensors’ technologies in jurisdictions where Apexigen has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Apexigen or Apexigen’s current and future licensors have patent protection, but enforcement is not as strong as that in the United States. These products may compete with Apexigen’s product candidates, and Apexigen’s and Apexigen’s current or future licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for Apexigen and Apexigen’s current and future licensors to stop the infringement of Apexigen’s and Apexigen’s current or future licensors’ patents or marketing of competing products in violation of Apexigen’s and Apexigen’s current or future licensors’ intellectual property and proprietary rights generally. Proceedings to enforce Apexigen’s and Apexigen’s current or future licensors’ intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert Apexigen’s and Apexigen’s current or future licensors’ efforts and attention from other aspects of Apexigen’s business, could put Apexigen’s and Apexigen’s current or future licensors’ patents at risk of being invalidated or interpreted narrowly, could put Apexigen’s and Apexigen’s current or future licensors’ patent applications at risk of not issuing, and could provoke third parties to assert claims against Apexigen or Apexigen’s current and future licensors. Apexigen or Apexigen’s current and future licensors may not prevail in any lawsuits that Apexigen or Apexigen’s current and future licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Some jurisdictions may refuse to honor intellectual property rights due to legislation or geopolitical reasons, such as Russia recently stating that it will not honor patent rights of companies from countries that have imposed sanctions on Russia in response to the war in Ukraine. Accordingly, Apexigen’s and Apexigen’s current and future licensors’ efforts to enforce intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Apexigen develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Apexigen or Apexigen’s current and future licensors are forced to grant a license to third parties with respect to any patents relevant to Apexigen’s business, Apexigen’s competitive position may be impaired, and Apexigen’s business, financial condition, results of operations, and prospects may be adversely affected.

Changes in patent law could diminish the value of patents in general, thereby impairing Apexigen’s ability to protect Apexigen’s product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming, and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (“Leahy-Smith Act”), could increase those uncertainties and costs. The Leahy-Smith Act includes provisions that affect the way patent applications are prosecuted, redefine prior art, and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. In addition, assuming that other requirements for patentability are met, prior to March 15, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Apexigen’s patent applications and the enforcement or defense of Apexigen’s issued patents, all of which could have a material adverse effect on Apexigen’s business, financial condition, results of operations, and prospects.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken Apexigen’s ability to obtain new patents or to enforce Apexigen’s existing patents and patents that Apexigen might obtain in the future.

Obtaining and maintaining Apexigen’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and Apexigen’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on any issued patent or patent application are due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of Apexigen’s owned or licensed patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If Apexigen or Apexigen’s current and future licensors fail to maintain the patents and patent applications covering Apexigen’s product candidates, Apexigen’s patent protection could be reduced or eliminated and Apexigen’s competitors might be better able to enter the market with competing products or technology, which could have a material adverse effect on Apexigen’s business, financial condition, results of operation, and prospects.

If Apexigen fails to comply with Apexigen’s obligations in the agreements under which Apexigen licenses intellectual property rights from third parties or otherwise experiences disruptions to its business relationships with its licensors, Apexigen could lose the ability to continue the development and commercialization of Apexigen’s product candidates.

Apexigen is a party to a number of intellectual property and technology licenses that are important to Apexigen’s business. For example, Apexigen obtained an exclusive license from Epitomics under certain intellectual property related to rabbit monoclonal antibodies generated using Epitomics’ technology in the field of pharmaceutical products for human or veterinary use that has certain ongoing payment and other obligations even though the license agreement has now expired. In addition, if Apexigen fails to comply with Apexigen’s obligations under these technology agreements, including payment and diligence terms, or other specified events occur such as Apexigen’s insolvency, Apexigen’s current and future licensors may have the right to terminate these agreements, in which event Apexigen may not develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could adversely affect the value of the technology or product candidate being developed or licensed under any such agreement. Termination of these agreements or reduction or elimination of Apexigen’s rights under these agreements may result in Apexigen’s having to negotiate new or reinstated agreements, which may not be available to Apexigen on equally favorable terms, or at all, or cause Apexigen to lose its rights under these agreements, including its rights to intellectual property or technology important to its development programs.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which Apexigen’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights under Apexigen’s existing collaborative development relationships and any collaboration relationships Apexigen might enter into in the future;

●	Apexigen’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Apexigen’s current and future licensors and Apexigen; and

●	the priority of invention of patented technology.

In addition, the agreements under which Apexigen licenses intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Apexigen believes to be the scope of Apexigen’s rights to the relevant intellectual property or technology, or increase what Apexigen believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Apexigen’s business, financial condition, result of operations, and prospects. Moreover, if disputes over intellectual property that Apexigen has licensed prevent or impair Apexigen’s ability to maintain Apexigen’s current licensing arrangements on commercially acceptable terms, Apexigen may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Apexigen’s business, financial conditions, results of operations, and prospects.

Apexigen may not succeed in obtaining necessary rights to any product candidates Apexigen may develop through acquisitions and in-licenses.

A third party may hold intellectual property, including patent rights, that are important or necessary to the development of Apexigen’s current or future product candidates. In order to avoid infringing these third-party patents, Apexigen may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. Moreover, Apexigen may need to obtain additional licenses from Apexigen’s existing licensors and others to advance Apexigen’s research or allow commercialization of product candidates Apexigen may develop. In addition, with respect to any patents Apexigen co-owns with third parties, Apexigen may require licenses to such co-owners’ interest to such patents. However, Apexigen may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that Apexigen identifies as necessary for product candidates Apexigen develops. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Apexigen may consider attractive or necessary. These established companies may have a competitive advantage over Apexigen due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive Apexigen to be a competitor may be unwilling to assign or license rights to us. As a result, Apexigen may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In that event, Apexigen may be required to expend significant time and resources to redesign Apexigen’s technology, product candidates, or the methods for manufacturing them, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Apexigen is unable to do so, Apexigen may be unable to develop or commercialize the affected product candidates, which could harm Apexigen’s business, financial condition, results of operations, and prospects significantly. In addition, even if Apexigen obtains a license, it may be non-exclusive, thereby giving Apexigen’s competitors access to the same technologies licensed to us, and it could require Apexigen to make substantial licensing and royalty payments, which could have a material adverse effect on Apexigen’s business, financial condition, results of operations, and prospects.

Moreover, some of Apexigen’s owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If Apexigen is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may license their rights to other third parties, including Apexigen’s competitors, and such third parties could market competing products and technology. In addition, Apexigen may need the cooperation of any such co-owners of Apexigen’s patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on Apexigen’s competitive position, business, financial conditions, results of operations, and prospects.

Third parties may initiate legal proceedings against Apexigen alleging that Apexigen infringes, misappropriates, or otherwise violates their intellectual property rights, or Apexigen may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have an adverse effect on the success of Apexigen’s business.

Apexigen’s commercial success depends upon Apexigen’s ability to develop, manufacture, market and sell Apexigen’s product candidates and use Apexigen’s and Apexigen’s current or future licensors’ proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against Apexigen or Apexigen’s current and future licensors alleging that Apexigen or Apexigen’s current and future licensors infringe, misappropriate, or otherwise violate their intellectual property rights. In addition, Apexigen or Apexigen’s current and future licensors may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews, or derivation proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming, and many of Apexigen’s or Apexigen’s current and future licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Apexigen or Apexigen’s current and future licensors.

There are third-party patents and, if issued as patents, patent applications relating to the engineering of antibodies, including with respect to CD40 and Fc domains, that may be construed to cover Apexigen’s product candidates, including sotiga. The third parties that control these patents may allege that Apexigen’s product candidates, including sotiga, infringe these patents. Parties making infringement, misappropriation, or other intellectual property claims against Apexigen may obtain injunctive or other equitable relief, which could effectively block Apexigen’s ability to further develop and commercialize one or more of Apexigen’s product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from Apexigen’s business. In addition, even if Apexigen believes any third-party intellectual property claims are without merit, there is no assurance that a court would find in Apexigen’s favor on questions of validity, enforceability, priority, or non-infringement. A court of competent jurisdiction could hold that such third-party patents are valid, enforceable, and infringed, which could materially and adversely affect Apexigen’s ability to commercialize any of Apexigen’s products or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such third-party U.S. patents in federal court, Apexigen would need to overcome a presumption of validity. As this burden is a high one requiring Apexigen to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. An unfavorable outcome could require Apexigen or Apexigen’s current and future licensors to cease using the related technology or developing or commercializing Apexigen’s product candidates, or to attempt to license rights to it from the prevailing party. Apexigen’s business could be harmed if the prevailing party does not offer Apexigen or Apexigen’s current and future licensors a license on commercially reasonable terms or at all. Even if Apexigen or Apexigen’s current and future licensors obtain a license, it may be non-exclusive, thereby giving Apexigen’s competitors access to the same technologies licensed to Apexigen or Apexigen’s current and future licensors, and it could require Apexigen to make substantial licensing and royalty payments. In addition, Apexigen could be found liable for monetary damages, including treble damages and attorneys’ fees, if Apexigen is found to have willfully infringed a patent. A finding of infringement, misappropriation, or other violation of third-party intellectual property could prevent Apexigen from commercializing Apexigen’s product candidates or force Apexigen to cease some of Apexigen’s business operations, which could harm Apexigen’s business. Claims that Apexigen has misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on Apexigen’s business, financial condition, results of operations, and prospects.

Apexigen may be subject to claims by third parties asserting that Apexigen or Apexigen’s employees, consultants, or advisors have misappropriated their intellectual property, or claiming ownership of what Apexigen regards as Apexigen’s own intellectual property.

Many of Apexigen’s employees, consultants, and advisors, including Apexigen’s senior management, were previously employed at other biopharmaceutical companies, including Apexigen’s competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure, and/or non-competition agreements in connection with such previous employment. Although Apexigen tries to ensure that Apexigen’s employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, Apexigen may be subject to claims that Apexigen or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If Apexigen fails in prosecuting or defending any such claims, in addition to paying monetary damages, Apexigen may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and Apexigen could be required to obtain a license from such third party to commercialize Apexigen’s technology or products. Such a license may not be available on commercially reasonable terms, or at all. Even if Apexigen successfully prosecutes or defends against such claims, litigation could result in substantial costs and distract management.

In addition, while it is Apexigen’s policy to require Apexigen’s employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, Apexigen may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Apexigen regards as Apexigen’s own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Apexigen may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what Apexigen regards as Apexigen’s intellectual property. Such claims could have a material adverse effect on Apexigen’s business, financial condition, results of operations, and prospects.

Apexigen’s inability to protect Apexigen’s confidential information and trade secrets would harm Apexigen’s business and competitive position.

In addition to seeking patents for some of Apexigen’s technology and products, Apexigen also relies on trade secrets, including unpatented know-how, technology and other proprietary information to maintain Apexigen’s competitive position. Trade secrets can be difficult to protect. Apexigen seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as Apexigen’s employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. Apexigen also enters into confidentiality agreements with Apexigen’s employees and consultants. Apexigen cannot guarantee that Apexigen has entered into such agreements with each party that may have or have had access to Apexigen’s trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose Apexigen’s proprietary information, including Apexigen’s trade secrets, and Apexigen may not obtain adequate remedies for such breaches. Misappropriation or unauthorized disclosure of Apexigen’s trade secrets could significantly affect Apexigen’s competitive position and may have a material adverse effect on Apexigen’s business. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques and Apexigen cannot guarantee that Apexigen’s competitors will not independently develop substantially equivalent information and techniques. If a competitor lawfully obtained or independently developed any of Apexigen’s trade secrets, Apexigen would have no right to prevent such competitor from using that technology or information to compete with Apexigen. Failure on Apexigen’s part to adequately protect Apexigen’s trade secrets and Apexigen’s confidential information would harm Apexigen’s business and Apexigen’s competitive position.

Issued patents covering one or more of Apexigen’s product candidates or technologies could be found invalid or unenforceable if challenged in court.

To protect Apexigen’s competitive position, Apexigen may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable, and expensive, and many of Apexigen’s or Apexigen’s licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Apexigen or Apexigen’s licensors or collaboration partners can. Accordingly, despite Apexigen’s or Apexigen’s licensors’ or collaboration partners’ efforts, Apexigen or Apexigen’s licensors or collaboration partners may not prevent third parties from infringing upon or misappropriating intellectual property rights Apexigen owns or controls, particularly in countries where the laws may not protect those rights as fully as in the European Union and the United States. Apexigen may fail in enforcing Apexigen’s rights—in which case Apexigen’s competitors may be permitted to use Apexigen’s technology without being required to pay Apexigen any license fees. In addition, however, litigation involving Apexigen’s patents carries the risk that one or more of Apexigen’s patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize Apexigen’s products or use Apexigen’s technologies, including Apexigen’s APXiMAB platform, and then compete directly with Apexigen, without payment to Apexigen.

If Apexigen or one of Apexigen’s licensors were to initiate legal proceedings against a third party to enforce a patent covering one of Apexigen’s products, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the European Patent Office or the USPTO or made a misleading statement, during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to Apexigen’s patents in such a way that they no longer cover Apexigen’s technology or any product candidates that Apexigen may develop. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, Apexigen cannot be certain that there is no invalidating prior art, of which Apexigen or Apexigen’s licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Apexigen would lose at least part, and perhaps all, of the patent protection on one or more of Apexigen’s product candidates or certain aspects of Apexigen’s APXiMAB platform technologies. Such a loss of patent protection could have a material adverse impact on Apexigen’s business, financial condition, results of operations, and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm Apexigen’s business and financial results. Patents and other intellectual property rights also will not protect Apexigen’s technology if competitors design around Apexigen’s protected technology without infringing Apexigen’s patents or other intellectual property rights.

Apexigen may become involved in disputes or lawsuits to protect or enforce Apexigen’s patents or other intellectual property, which could be expensive, time-consuming, unsuccessful, and lead to challenges to Apexigen’s intellectual property ownership.

Competitors and other third parties may infringe, misappropriate, or otherwise violate Apexigen’s issued patents or other intellectual property or the patents or other intellectual property of Apexigen’s licensors, or Apexigen or Apexigen’s licensors may be required to defend against claims of infringement, misappropriation, or other violation. In addition, Apexigen’s patents or the patents of Apexigen’s licensors may become involved in inventorship or priority disputes. Other disputes may arise related to intellectual property rights that Apexigen believes are derived from, or related to, Apexigen’s patents or technology, including with respect to sotiga. For example, Apexigen is aware of certain patent applications filed by a former collaborator covering biomarkers and patient selection discoveries related to Apexigen’s sotiga program. Apexigen believes that Apexigen owns the intellectual property covered by these provisional patent applications. Apexigen is in discussions with the former collaborator to assign their rights in this intellectual property to Apexigen, but there is no guarantee that Apexigen will come to a satisfactory resolution of this matter.

To counter infringement, misappropriation, or other unauthorized use, Apexigen or Apexigen’s licensors may be required to negotiate a solution to such dispute or file infringement claims, either of which can be expensive and time-consuming. Any claims Apexigen or Apexigen’s licensors assert against perceived infringers could provoke these parties to assert counterclaims against Apexigen or Apexigen’s licensors alleging that Apexigen or Apexigen’s licensors infringe their patents or that Apexigen’s or Apexigen’s licensors’ patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of Apexigen’s or one of its licensors’ is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that Apexigen’s or Apexigen’s licensors’ patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of Apexigen’s owned or licensed patents at risk of being invalidated, held unenforceable, or interpreted narrowly.

Apexigen may find it impractical or undesirable to enforce Apexigen’s intellectual property against some third parties. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Apexigen’s confidential information could be compromised by disclosure during this type of litigation.

Interference proceedings provoked by third parties or brought by Apexigen or declared by the USPTO may be necessary to determine the priority of inventions with respect to Apexigen’s or Apexigen’s licensors’ patents or patent applications. If Apexigen or Apexigen’s licensors are unsuccessful in any interference proceedings to which Apexigen or they are subject, Apexigen may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or Apexigen’s owned or licensed patent claims may be narrowed, invalidated, or held unenforceable. If Apexigen or Apexigen’s licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, Apexigen may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority of inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If Apexigen is unable to obtain and maintain such licenses, Apexigen may need to cease the development, manufacture, and commercialization of one or more of the product candidates Apexigen may develop. The loss of exclusivity or narrowing of Apexigen’s owned or licensed patent claims could limit Apexigen’s ability to stop others from using or commercializing similar or identical technology and products.

Any of the foregoing intellectual property disputes or litigation could result in a material adverse effect on Apexigen’s business, financial condition, results of operations, or prospects.

Intellectual property litigation or proceedings could cause Apexigen to spend substantial resources and distract Apexigen’s personnel.

Even if resolved in Apexigen’s favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm Apexigen’s business. In addition, the uncertainties associated with litigation could compromise Apexigen’s ability to raise the funds necessary to continue Apexigen’s clinical trials, continue Apexigen’s internal research programs or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of Apexigen’s common stock to decline. Such litigation or proceedings could substantially increase Apexigen’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Apexigen may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Most of Apexigen’s competitors are larger than Apexigen is and have substantially greater resources. They are, therefore, likely to sustain the costs of complex patent litigation or proceedings more effectively than Apexigen can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite Apexigen’s efforts, Apexigen may not prevent third parties from infringing upon, misappropriating, or otherwise violating Apexigen’s intellectual property. Any of the foregoing events could harm Apexigen’s business, financial condition, results of operations, and prospects.

If Apexigen does not obtain patent term extension or data exclusivity for any product candidates Apexigen may develop, Apexigen’s business may be materially harmed.

Patents have a limited lifespan. Due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Apexigen’s owned and licensed patent portfolio may not provide Apexigen with sufficient rights to exclude others from commercializing products similar or identical to Apexigen’s. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Apexigen’s product candidates are obtained, once the patent life has expired for a product, Apexigen may be open to competition from competitive medications, including biosimilar or generic medications. For example, certain of Apexigen’s owned patents that cover sotiga will begin to expire in 2032, absent extensions, in the United States and similar patent applications are pending in foreign jurisdictions. At the time of the expiration of the relevant patents, the underlying technology covered by such patents can be used by any third party, including competitors. Although the patent term extensions under the Drug Price Competition and Patent Term Restoration Action of 1984 (“Hatch-Waxman Act”) in the United States may be available to extend the patent term, Apexigen cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates Apexigen may develop, one or more of Apexigen’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, Apexigen may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Apexigen requests. If Apexigen is unable to obtain patent term extension or term of any such extension is less than Apexigen requests, Apexigen’s competitors may obtain approval of competing products following Apexigen’s patent expiration, and Apexigen’s business, financial condition, results of operations, and prospects could be materially harmed.

If Apexigen’s trademark and tradenames are not adequately protected, then Apexigen may not build name recognition in Apexigen’s markets and Apexigen’s business may be adversely affected.

Apexigen cannot assure you that competitors will not infringe Apexigen’s trademarks or that Apexigen will have adequate resources to enforce Apexigen’s trademarks. Apexigen cannot assure you that any future trademark applications that Apexigen will file will be approved. During trademark registration proceedings, Apexigen may receive rejections and although Apexigen is given an opportunity to respond to those rejections, Apexigen may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. An opposition or cancellation proceeding may be filed against Apexigen’s trademarks and Apexigen’s trademarks may not survive such proceedings, which may force Apexigen to rebrand Apexigen’s name.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by Apexigen’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Apexigen’s business or permit Apexigen to maintain Apexigen’s competitive advantage. For example:

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others may make products that are similar to any product candidates Apexigen may develop or utilize similar technology but that are not covered by the claims of the patents that Apexigen licenses or may own in the future;

●	others may independently develop similar or alternative technologies or duplicate any of Apexigen’s technologies without infringing Apexigen’s owned or licensed intellectual property rights;

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Apexigen’s competitors might conduct research and development activities in countries where Apexigen does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Apexigen’s major commercial markets;

●	Apexigen may not develop additional proprietary technologies that are patentable; and

●	Apexigen may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on Apexigen’s business, financial condition, results of operations, and prospects.

Risks Related to Apexigen’s Dependence on Third Parties

Apexigen relies on third parties to conduct Apexigen’s clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

Apexigen does not have the ability to independently conduct Apexigen’s clinical trials. Apexigen currently rely on third parties to conduct clinical trials of its product candidates, including ISTs sponsored by third parties; these third parties also include CROs, clinical data management organizations, medical institutions and clinical investigators. Apexigen expects to continue to rely upon third parties to conduct additional clinical trials of Apexigen’s product candidates. Third parties have a significant role in the conduct of Apexigen’s clinical trials and the subsequent collection and analysis of data. These third parties are not Apexigen’s employees, and except for remedies available to Apexigen under Apexigen’s agreements, Apexigen has limited ability to control the amount or timing of resources that any such third party will devote to Apexigen’s clinical trials. In some cases, these third parties may not provide Apexigen with information about the ongoing clinical trials on a timely basis. The third parties may also violate the terms of the agreements governing such clinical trials in various ways, including asserting intellectual property rights that contractually belong to Apexigen. Some of these third parties may terminate their engagements with Apexigen at any time. If Apexigen needs to enter into alternative arrangements, it will delay Apexigen’s drug development activities.

Apexigen’s reliance on these third parties for research and development activities will reduce Apexigen’s control over these activities but will not relieve Apexigen of Apexigen’s regulatory responsibilities. For example, Apexigen will remain responsible for ensuring that each of Apexigen’s clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires Apexigen to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. The EMA also requires Apexigen to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators, and trial sites. If Apexigen or any of Apexigen’s CROs fail to comply with applicable GCP requirements, the clinical data generated in Apexigen’s clinical trials may be deemed unreliable and the FDA, EMA, or comparable foreign regulatory authorities may require Apexigen to perform additional clinical trials before approving Apexigen’s marketing applications. Apexigen cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Apexigen’s clinical trials comply with GCP regulations. In addition, Apexigen’s clinical trials must be conducted with product produced under current GMP regulations. Apexigen’s failure or the failure of the third parties Apexigen engages to comply with these regulations may require Apexigen to repeat clinical trials, which would delay the marketing approval process. Apexigen also is required to register certain ongoing clinical trials and post the results of certain completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain time frames. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

The third parties Apexigen relies on for these services may also have relationships with other entities, some of which may be Apexigen’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct Apexigen’s clinical trials in accordance with regulatory requirements or Apexigen’s stated protocols, Apexigen will not obtain, or may be delayed in obtaining, marketing approvals for Apexigen’s product candidates and will not be able to, or may be delayed in Apexigen’s efforts to, successfully commercialize Apexigen’s product candidates.

Apexigen contracts with third parties for the production of sotiga and Apexigen’s other product candidates for preclinical studies and Apexigen’s ongoing clinical trials, and expects to continue to do so for additional clinical trials and ultimately for commercialization and for additional product candidates. This reliance on third parties increases the risk that Apexigen will not have sufficient quantities of Apexigen’s product candidates or drugs or such quantities at an acceptable cost, which could delay, prevent, or impair Apexigen’s development or commercialization efforts.

Apexigen does not currently have the infrastructure or internal capability to manufacture Apexigen’s product candidates for use in clinical development and commercialization. Apexigen relies, and expects to continue to rely, on third-party manufacturers for the production of Apexigen’s product candidates in compliance with GMP requirements for clinical trials under the guidance of members of Apexigen’s organization. Apexigen currently relies on a single third-party manufacturer, WuXi Biologics (Hong Kong) Limited (“WuXi”), for the manufacture of Apexigen’s product candidates sotiga and APX601. Apexigen expects the quantity and stability of Apexigen’s current supply of sotiga, which was produced by a prior third-party manufacturer, will be sufficient to supply Apexigen’s currently ongoing clinical trials through mid-2023.

WuXi has successfully manufactured sotiga drug substance and labeled drug product for clinical trial use as of March 2023. Apexigen continues to work with the FDA to complete a plan to demonstrate comparability of the WuXi-generated drug product with the sotiga drug product Apexigen has used in clinical trials historically, which was produced by a prior third-party manufacturer. If FDA or other relevant regulatory authorities do not accept Apexigen’s comparability protocol or Apexigen does not adequately demonstrate the comparability of the WuXi-generated drug product with the drug product Apexigen has used in past clinical trials, Apexigen may not be able to rely on clinical trial data Apexigen has generated to date using the drug product from that prior third-party manufacturer.

The manufacture of biologic therapeutics is complex. It is anticipated that during development from early clinical trials to commercialization that changes to the manufacturing cell line, manufacturing process or analytical methods will occur. These changes carry the risk that the intended goals of such changes are not achievable and that further development work may be needed to reach these goals, which may delay Apexigen’s ability to meet clinical or commercial supply needs. Apexigen’s change in the manufacturing site, cell line, process and analytical methods for sotiga represent a specific elevated risk for the sotiga program. However, Apexigen currently has no alternative manufacturer in place for sotiga and APX601 drug substance and drug product. For the APX601 product candidate, Apexigen has successfully completed drug substance and drug product runs at WuXi. Apexigen has not yet performed labeling and packaging runs for APX601 and will need to do so prior to initiating any clinical development of APX601.

If Apexigen were to experience an unexpected loss of supply of Apexigen’s product candidates for any reason, whether as a result of manufacturing, supply, or storage issues or otherwise, Apexigen could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials, such as occurred with the prior switchover by Apexigen to a new contract manufacturer. Replacement of Apexigen’s sole manufacturer would likely result in substantial delay and could interrupt Apexigen’s clinical trials if Apexigen had not previously obtained enough supply of Apexigen’s product candidates.

Apexigen expects to continue to rely on third-party manufacturers for the commercial supply of any of Apexigen’s product candidates for which Apexigen obtains marketing approval. Apexigen may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if Apexigen is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

●	the possible failure of the third party to manufacture Apexigen’s product candidates according to Apexigen’s specifications;

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the possible failure of the third party to manufacture Apexigen’s product candidate according to Apexigen’s schedule, or at all, including if Apexigen’s third-party contractors give greater priority to the supply of other products over Apexigen’s product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between Apexigen and them;

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the possible failure of Apexigen’s third-party manufacturer to procure raw materials from third-party suppliers and potential exposure to supply chain issues impacting delivery dates, quality, quantity and pricing of raw materials, including due to the COVID-19 pandemic, which may result in additional costs and delays in production of clinical trial materials, commercial product and regulatory approvals;

●	the possible termination or nonrenewal of agreements by Apexigen’s third-party contractors at a time that is costly or inconvenient for us;

●	the possible breach by the third-party contractors of Apexigen’s agreements with them;

●	the failure of third-party contractors to comply with applicable regulatory requirements;

●	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or, following approval by regulatory authorities, of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

●	the possible misappropriation of Apexigen’s proprietary information, including Apexigen’s trade secrets and know-how.

Apexigen does not have control over many aspects of the manufacturing process of, and are dependent on, Apexigen’s contract manufacturing partners, including WuXi, for compliance with GMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with U.S. export control regulations, GMP regulations or similar regulatory requirements outside of the United States. If Apexigen’s contract manufacturers cannot successfully manufacture material that conforms to Apexigen’s specifications and the strict regulatory requirements of the FDA, EMA, or others, they will not secure and/or maintain marketing approval for their manufacturing facilities. In addition, Apexigen does not have control over the ability of Apexigen’s contract manufacturers to maintain adequate quality control, quality assurance, and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of Apexigen’s product candidates or if it withdraws any such approval in the future, Apexigen may need to find alternative manufacturing facilities, which would significantly impact Apexigen’s ability to develop, obtain marketing approval for, or market Apexigen’s product candidates, if approved. Apexigen’s failure, or the failure of Apexigen’s third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of Apexigen’s drugs and harm its business and results of operations.

Apexigen’s current and anticipated future dependence upon others for the manufacture of Apexigen’s product candidates or drugs may adversely affect its future profit margins and its ability to commercialize any drugs that receive marketing approval on a timely and competitive basis.

Apexigen may not gain the efficiencies Apexigen expects from further scale-up of manufacturing of Apexigen’s product candidates, and Apexigen’s third-party manufacturers may be unable to successfully scale up manufacturing in sufficient quality and quantity for Apexigen’s product candidates, which could delay or prevent the conducting of Apexigen’s clinical trials or the development or commercialization of Apexigen’s other product candidates.

Apexigen expects that Apexigen’s third-party manufacturer, WuXi, will manufacture Apexigen’s product candidates at a scale and on a timeline that is sufficient for Apexigen to complete Apexigen’s planned clinical trials and, if Apexigen receives marketing approval, to commercialize Apexigen’s product candidates, including sotiga, for the indications Apexigen is currently targeting. However, Apexigen may consider increasing the batch scale to gain cost efficiencies. If Apexigen’s current manufacturer or any other manufacturer Apexigen uses is unable to scale-up the manufacture of Apexigen’s product candidates at such time, Apexigen may not gain such cost efficiencies and may not realize the benefits that would typically be expected from further scale-up of manufacturing. In addition, quality or other technical issues may arise during scale-up activities. If Apexigen’s third-party manufacturers are unable to successfully scale up the manufacture of Apexigen’s product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or become infeasible, and marketing approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm Apexigen’s business.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause Apexigen’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. The FDA may not approve Apexigen’s third-party manufacturers’ processes or facilities. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Apexigen’s product candidates, and jeopardize Apexigen’s ability to commercialize Apexigen’s product candidates and generate revenue.

Apexigen has and may in the future enter into additional agreements with third parties under which those parties have or will be granted a license to develop product candidates discovered using Apexigen’s APXiMAB platform. If any such programs are not successful or if disputes arise related to such programs, Apexigen may not realize the full commercial benefits from such programs.

Apexigen’s APXiMAB platform has enabled the discovery of several product candidates with potential utility in multiple therapeutic areas and has resulted in five programs that have been licensed to third parties, including larger global biopharmaceutical companies and mid-sized regional or China-focused companies. Apexigen’s likely counterparties for future licensing and collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, and biotechnology companies. Such arrangements generally allow the licensing parties to control the amount and timing of resources that they dedicate to the development or potential commercialization of any product candidates they develop from the technology Apexigen has licensed to them, subject to any territorial or field of use restrictions in the license. In addition, Apexigen partnered with ESBATech AG, which was acquired by Alcon and later Novartis to provide rabbit monoclonal antibodies in order to develop product candidates for certain diseases.

Apexigen typically negotiates milestone payments and royalty fees from Apexigen’s licensees that will require various levels of success with their product candidate development program in order for Apexigen to generate revenue from them. Apexigen’s ability to generate revenue from these licensing arrangements will depend on Apexigen’s counterparties’ abilities to successfully develop and commercialize the product candidates they are developing. Apexigen cannot predict the success of any licensing program that Apexigen enters into or whether such program will lead to any meaningful milestone or royalty revenue to us.

Licensing programs involving third-party development of product candidates derived from Apexigen’s licensed technology pose the following risks to Apexigen:

●	counterparties generally have significant discretion, if not total control, in determining the efforts and resources that they will apply to these development efforts;

●

counterparties may not properly or adequately obtain, maintain, enforce, or defend intellectual property or proprietary rights relating to Apexigen’s intellectual property or may use Apexigen’s proprietary information in such a way as to expose Apexigen to potential litigation or other intellectual property-related proceedings, including proceedings challenging the scope, ownership, validity, and enforceability of Apexigen’s intellectual property;

●

counterparties may own or co-own with Apexigen intellectual property covering their product candidates, and, in such cases, Apexigen typically will not have the exclusive right to commercialize such intellectual property or their product candidates based on the terms of the licensing agreement;

●	Apexigen may need the cooperation of these counterparties to enforce or defend any intellectual property Apexigen contributes to the program;

●

counterparties typically will control the interactions with regulatory authorities related to their product candidates, which may impact Apexigen’s ability to obtain and maintain regulatory approval of Apexigen’s own product candidates;

●

disputes may arise between the counterparties and Apexigen that result in the delay or termination of the research, development, or commercialization of Apexigen’s product candidates or research programs or that result in costly litigation or arbitration that diverts management attention and resources;

●

counterparties may decide to not pursue development and commercialization of any product candidates that are derived from Apexigen’s licensed technology, or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the counterparties’ strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities, or counterparties may elect to fund or commercialize a competing product;

●

counterparties could independently develop, or develop with third parties, products that compete directly or indirectly with Apexigen’s product candidates or research programs if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Apexigen’s;

●	counterparties may not commit sufficient resources to the marketing and distribution of their product candidates, resulting in lower royalties to Apexigen;

●

counterparties may grant sublicenses to Apexigen’s technology or undergo a change of control, and the sublicensees or new owners may decide to pursue a strategy with respect to the program which is not in Apexigen’s best interest;

●

counterparties may become bankrupt, which may significantly delay Apexigen’s research or development programs, or may cause Apexigen to lose access to valuable technology, know-how, or intellectual property of the counterparty relating to Apexigen’s technology in relation to the terms of the licensing agreement;

●	if these counterparties do not satisfy their obligations under Apexigen’s agreements with them, or if they terminate Apexigen’s licensing agreements with them, Apexigen may be adversely impacted; and

●	licensing agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all.

Apexigen’s predecessor, Epitomics, entered into an antibody candidate discovery and development agreement with ESBATech AG in March 2007 (the “ESBATech Agreement”). Beovu® is a drug product developed by Novartis covered under the ESBATech Agreement. Novartis obtained approval for Beovu for use in neovascular (wet) age-related macular degeneration (“AMD”) and as a treatment of visual impairment due to diabetic macular edema, Novartis continues to develop Beovu for other indications. Under the terms of the ESBATech agreement, Novartis is obligated to pay Apexigen a very low single-digit royalty on worldwide net sales of Beovu. However, Novartis has disputed its obligation to pay royalties to Apexigen under the agreement and continues to pay such royalties under protest. As a result, Apexigen has determined that any sales-based royalties received from Novartis for Beovu are currently fully constrained, and Apexigen has recorded the royalty proceeds as deferred revenue on Apexigen’s consolidated balance sheet, with the amounts totaling $6.2 million and $5.7 million as of March 31, 2023 and December 31, 2022, respectively. If the dispute with Novartis regarding their royalty obligations is not settled favorably through negotiation or if the parties escalate the dispute through arbitration or litigation, there is no guarantee that Apexigen will recognize such historic and future royalty revenue in part or at all, Apexigen may be required to return the cash received to date for the constrained royalty payments, Apexigen may not receive future payments, and Apexigen may incur substantial costs and distraction of management related to such dispute. While this dispute continues, the Beovu royalty rights will be impaired which will limit Apexigen’s ability to exercise ownership over or monetize this royalty stream, all of which could have an adverse effect on Apexigen’s business, financial condition, and results of operations.

Many of the risks relating to product development, intellectual property, regulatory approval, and commercialization described in this “Risk Factors” section also apply to the activities of Apexigen’s licensees and any negative impact on these counterparties and their product development programs may adversely affect Apexigen.

If Apexigen seeks to establish additional collaborations, but are unable to do so, Apexigen may have to alter Apexigen’s development and commercialization plans.

Apexigen’s drug development programs and the potential commercialization of Apexigen’s product candidates will require substantial additional cash to fund expenses. Apexigen may seek to form collaborations to expand Apexigen’s capabilities, potentially accelerate research and development activities, and provide for commercialization activities by third parties.

Apexigen faces significant competition in seeking appropriate collaborators. Whether Apexigen reaches a definitive agreement for a collaboration will depend, among other things, upon Apexigen’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA, or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to Apexigen’s ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Apexigen for Apexigen’s product candidate.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if Apexigen successfully enters into a collaboration, the terms and conditions of that collaboration may restrict Apexigen from entering into future agreements on certain terms with potential collaborators.

If and when Apexigen seeks to enter into collaborations, Apexigen may not negotiate collaborations on a timely basis, on acceptable terms, or at all. If Apexigen is unable to do so, Apexigen may have to curtail the development of a product candidate, reduce or delay its development program or one or more of Apexigen’s other development programs, delay its potential commercialization, or reduce the scope of any sales or marketing activities, or increase Apexigen’s expenditures and undertake development or commercialization activities at Apexigen’s own expense.

If Apexigen engages in acquisitions or strategic partnerships or collaborations, this may increase Apexigen’s capital requirements, dilute Apexigen’s stockholders, cause Apexigen to incur debt or assume contingent liabilities, and subject Apexigen to other risks.

Apexigen may evaluate various acquisition opportunities and strategic partnerships or collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	exposure to unknown liabilities;

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of Apexigen’s equity securities;

●	assimilation of operations, intellectual property, and products of an acquired company, including costs and difficulties associated with integrating new personnel;

●	the diversion of Apexigen’s management’s attention from Apexigen’s existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel, and uncertainties in Apexigen’s ability to maintain key business relationships;

●	impairment of relationships with key collaborators and other counterparties of any acquired businesses due to changes in management and ownership;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

●

Apexigen’s inability to generate revenue from acquired technology and/or products sufficient to meet Apexigen’s objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if Apexigen undertakes acquisitions, it may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense. Moreover, Apexigen may not locate suitable acquisition opportunities, and this inability could impair Apexigen’s ability to grow or obtain access to technology or products that may be important to the development of Apexigen’s business.

Other General Risks

Apexigen faces risks related to health epidemics and other outbreaks, such as the COVID-19 pandemic, which could adversely impact Apexigen’s business including Apexigen’s ongoing and planned clinical trials and preclinical research.

Apexigen could experience disruptions that could severely impact Apexigen’s business, current and planned clinical trials and preclinical research due to health epidemics or other outbreaks, including:

●	delays or difficulties in enrolling and retaining subjects in Apexigen’s ongoing clinical trials and Apexigen’s future clinical trials;

●	delays or difficulties in clinical site initiation, including due to difficulties in staffing and recruiting at clinical sites;

●	difficulties interpreting data from Apexigen’s clinical trials due to the possible effects of health epidemics, such as COVID-19, on subjects;

●

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as Apexigen’s clinical trial sites and hospital staff supporting the conduct of clinical trials;

●	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

●

limitations in resources, including Apexigen’s employees, that would otherwise be focused on the conduct of Apexigen’s business or Apexigen’s current or planned clinical trials or preclinical research, including because of sickness, the desire to avoid contact with large groups of people, or due to limitations on travel or other restrictions imposed or recommended by federal or state and local governments;

●

interruptions, difficulties or delays arising in Apexigen’s existing operations and company culture as a result of some or all of Apexigen’s employees working remotely, including those hired during the COVID-19 pandemic;

●	delays in receiving approval from regulatory authorities to initiate Apexigen’s clinical trials;

●	interruptions in preclinical studies due to restricted or limited operations at the CROs conducting such studies;

●	interruptions or delays in the operations of the FDA or other domestic or foreign regulatory authorities, which may impact review and approval timelines;

●	delays in receiving the supplies, materials and services needed to conduct clinical trials and preclinical research;

●

changes in regulations as part of a response to a health epidemic or outbreak which may require Apexigen to change the ways in which Apexigen’s clinical trials are conducted, which may result in unexpected costs or require Apexigen to discontinue the clinical trial altogether;

●	interruptions or delays to Apexigen’s development pipeline;

●

delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

●	refusal of the FDA to accept data from clinical trials in affected geographies outside of the United States.

The extent to which COVID-19, including any variants that have emerged or may emerge in the future, or any other health epidemic, impacts Apexigen’s business and financial results is uncertain. A continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on Apexigen’s business, financial condition and operating results. To the extent a health epidemic, such as COVID-19, adversely affects Apexigen’s business and financial results, it may also have the effect of heightening many of the other risks described in this section and in this “Risk Factors” section. Recently, President Biden announced that the administration intends to end the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear.

While the extent of the impact of the COVID-19 pandemic on Apexigen’s business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on Apexigen’s business, financial condition and operating results.

To the extent the COVID-19 pandemic adversely affects Apexigen’s business and financial results, it may also have the effect of heightening many of the other risks described in this section and in this “Risk Factors” section.

Apexigen’s internal computer systems, and those used by Apexigen’s third-party research institution collaborators, other contractors, and consultants, may fail or suffer other breakdowns, cyberattacks or information security breaches and incidents that could compromise the confidentiality, integrity and availability of such systems and data, result in material disruptions of Apexigen’s development programs and business operations, risk disclosure of confidential, financial or proprietary information, and affect Apexigen’s reputation.

Despite the implementation of security measures, Apexigen’s internal computer systems, and those used by Apexigen’s third-party research institution collaborators and other contractors or consultants, may be vulnerable to damage, compromise, disruption and unauthorized access owing to a variety of causes, including system malfunction, natural disasters, terrorism, war and telecommunication and electrical failure, cyberattacks by malicious third parties, and inadvertent or intentional actions by Apexigen’s employees, Apexigen’s third-party research institution collaborators, other contractors and consultants, and/or other third parties. As the cyber-threat landscape evolves, attacks are growing in frequency, sophistication, and intensity, and are becoming increasingly difficult to detect. These risks are increased given several of Apexigen’s personnel and those of Apexigen’s collaborators, contractors and consultants work remotely, and threats of cyberattacks by Russia and affiliated actors in response to the war in Ukraine. Such attacks could include the use of key loggers or other harmful and virulent malware, including ransomware or other means of effecting denials of service or unavailability of systems or data, and can be deployed through malicious websites, the use of social engineering, and/or other means. If a breakdown, cyberattack, or other information security breach or incident were to occur and cause interruptions in Apexigen’s operations or any loss, corruption, or unavailability of data, it could result in loss or misappropriation of confidential information, including trade secrets, other intellectual property, or financial information, and a material disruption of Apexigen’s development programs and Apexigen’s business operations, any of which could lead to significant delays or setbacks in Apexigen’s research and other further development and commercialization of Apexigen’s product candidates. For example, the loss of clinical trial data from completed, ongoing, or future clinical trials could result in delays in Apexigen’s regulatory approval efforts and significantly increase Apexigen’s costs to recover or reproduce the data.

Likewise, Apexigen relies on Apexigen’s third-party research institution collaborators for research and development of Apexigen’s product candidates and other third parties for the manufacture of Apexigen’s product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on Apexigen’s business. Any disruption or security breach or incident that Apexigen or Apexigen’s collaborators and other contractors and consultants suffer, including any such disruption, breach or incident resulting in a loss of, or damage to, data or systems, or inappropriate disclosure, access, loss, or other processing of confidential, financial, proprietary or personal information, including data related to Apexigen’s personnel, could result in loss, disclosure or other unauthorized processing of confidential, financial, proprietary, and personal information, could delay further development and commercialization of Apexigen’s product candidates, and any such event, or the perception any such event has occurred, could harm Apexigen’s reputation directly, compel Apexigen to comply with federal and/or state breach notification laws and foreign law equivalents, subject Apexigen to mandatory corrective action, and otherwise subject Apexigen to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on Apexigen’s business. There can be no assurance that Apexigen or Apexigen’s collaborators, other contractors and consultants, or other business counterparties will be successful in efforts to detect, prevent, or otherwise respond to security breaches or incidents, or fully recover systems or data from all breakdowns, service interruptions, attacks, or other security breaches or incidents.

Further, notification and follow-up actions related to a security incident could impact Apexigen’s reputation and cause Apexigen to incur significant costs, including legal expenses and remediation costs. Apexigen expects to incur significant costs in an effort to detect and prevent security breaches and incidents, and Apexigen may face increased costs and requirements to expend substantial resources in the event of an actual or perceived disruption or security breach or other security incident.

Apexigen’s insurance coverage may not be adequate to compensate Apexigen for the potential losses arising from any such disruption in or, failure or security breach or incident of or impacting, Apexigen’s systems or third-party systems where information important to Apexigen’s business operations or commercial development is stored or processed. In addition, such insurance may not be available to Apexigen in the future on economically reasonable terms, or at all. Further, Apexigen’s insurance may not cover all claims made against Apexigen and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert attention of management and technical personnel.

Apexigen’s operations are subject to the effects of a rising rate of inflation.

The United States has recently experienced historically high levels of inflation. If the inflation rate continues to increase, for example due to increases in the costs of labor and supplies, it will affect Apexigen’s expenses, such as employee compensation and research and development charges. Research and development expenses account for a significant portion of Apexigen’s operating expenses. Such increased charges may not be readily recoverable during the period of time that Apexigen is bringing the product candidates to market. Additionally, the United States is experiencing an acute workforce shortage, which in turn, has created a very competitive wage environment that may increase Apexigen’s operating costs. To the extent inflation results in rising interest rates and has other adverse effects on the market, it may adversely affect Apexigen’s consolidated financial condition and results of operations.

Business disruptions could seriously harm Apexigen’s future revenue and financial condition and increase Apexigen’s costs and expenses.

Apexigen’s operations, and those of its third-party research institution and pharmaceutical company collaborators, manufacturers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical or public health crises, such as the COVID-19 pandemic, and other natural or man-made disasters or business interruptions, including terrorism and war. In addition, for some of Apexigen’s clinical trials, Apexigen relies on third-party research institution collaborators for conducting research and development of Apexigen’s product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm Apexigen’s operations and financial condition and increase Apexigen’s costs and expenses. Apexigen relies on third-party manufacturers to produce and process Apexigen’s product candidates. Apexigen’s ability to obtain clinical supplies of its product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

The majority of Apexigen’s operations, including its corporate headquarters, are located in the San Francisco Bay Area of California. Damage or extended periods of interruption to Apexigen’s corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause Apexigen to cease or delay development of some or all of Apexigen’s product candidates. Although Apexigen maintains customary insurance coverage, Apexigen’s insurance might not cover all losses under such circumstances and its business may be seriously harmed by such delays and interruption.

In February 2022, Russia commenced a war against Ukraine. The sanctions announced by the U.S. and other countries against Russia as a result include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, threats of cyberattacks, prolonged periods of higher inflation, geopolitical shifts, and adverse effects on macroeconomic conditions, currency exchange rates, and financial markets, all of which could have a material adverse effect on Apexigen’s business, financial condition, and results of operations.

In March 2023, the Federal Deposit Insurance Corporation (“FDIC”) took control and was appointed receiver of Silicon Valley Bank (“SVB”) due to adverse financial conditions SVB was facing. Apexigen held nearly all of its cash and cash equivalents in accounts at SVB at the time the receivership was put in place. As a result of the FDIC’s actions, nearly all of Apexigen’s cash and cash equivalents, whether insured or uninsured, were temporarily inaccessible. In May 2023, First Republic Bank was also placed into receivership with the FDIC, and substantially all of its assets were sold to JPMorgan Chase Bank, National Association. If other banks and financial institutions are similarly affected in the future in response to conditions affecting the banking system and financial markets, Apexigen may be unable to access and Apexigen may lose some or all of Apexigen’s cash and cash equivalents, which could have a material adverse effect on Apexigen’s operations.

Apexigen is subject to governmental export and import controls that could impair Apexigen’s ability to compete in international markets or subject Apexigen to liability if Apexigen violates these controls.

Apexigen’s products may be subject to U.S. export control laws and regulations including the Export Administration Regulations (“EAR”) and trade and economic sanctions maintained by the Office of Foreign Assets Control (“OFAC”). As such, an export license may be required to export, reexport, or transfer Apexigen’s products to certain countries, end-users, and end-uses. If Apexigen were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws, Apexigen could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of Apexigen’s export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the export of products to certain U.S. embargoed or sanctioned countries, governments, and persons, as well as for prohibited end-uses. Even though Apexigen takes precautions to ensure that Apexigen or Apexigen’s partners comply with all relevant export control laws and regulations, any failure by Apexigen or Apexigen’s partners, including third party manufacturers, to comply with such laws and regulations could have negative consequences for Apexigen, including reputational harm, government investigations and penalties.

Changes in Apexigen’s products or changes in export and import regulations in such countries may create delays in the introduction of its products into international markets, prevent its end-customers with international operations from deploying its products globally or, in some cases, prevent or delay the export or import of its products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of Apexigen’s products by, or in its decreased ability to export or sell its products to, existing or potential end-customers with international operations. Any decreased use of its products or limitation on its ability to export to or sell its products in international markets could adversely affect Apexigen’s business, financial condition, and results of operations.

Any legal proceedings or claims against Apexigen could be costly and time-consuming to defend and could harm Apexigen’s reputation regardless of the outcome.

Apexigen may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, collaboration, licensing agreement, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause Apexigen to incur significant expenses or liability, or require Apexigen to change Apexigen’s business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect Apexigen’s financial condition and results of operations. Because of the potential risks, expenses, and uncertainties of litigation, Apexigen may, from time to time, settle disputes, even where Apexigen has meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect Apexigen’s business, financial condition, and results of operations.

Apexigen’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, Apexigen had federal net operating loss (“NOL”) carryforwards totaling $137.3 million. Of the $137.3 million, $109.0 million are carried forward indefinitely, but are subject to an 80% of taxable income limitation, and $28.3 million will begin to expire in 2033, if not utilized. As of December 31, 2022, Apexigen had state NOL carryforwards of $64.6 million, which will begin to expire in 2035, if not utilized. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. As a result of previous transactions, including the Brookline Business Combination, Apexigen may have experienced such an ownership change and Apexigen expects to experience an ownership change in connection with the Merger. As a result, the combined company’s ability to use Apexigen’s pre-change NOL carryforwards and other pre-change tax attributes to offset post-change taxable income or taxes may be subject to limitation.

Changes in tax law could materially impact Apexigen’s business, results of operations and financial condition.

Changes to U.S. federal, state, and local, and foreign tax laws, including those that may be enacted in the future could impact the tax treatment of Apexigen’s business operations. For example, the United States recently enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, the Organization for Economic Cooperation and Development has proposed a number of tax provisions that could impact Apexigen’s business if Apexigen expands internationally. Further, on January 1, 2022, a provision of the Tax Cuts and Jobs Act of 2017 went into effect that eliminates the option to deduct domestic research and development costs in the year incurred and instead requires taxpayers to amortize such costs over five years. Such changes, among others, may adversely affect Apexigen’s effective tax rate, results of operation and general business condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, the documents incorporated by reference into this proxy statement/prospectus, and the documents to which Pyxis Oncology and Apexigen refer you to in this proxy statement/prospectus, as well as oral statements made or to be made by Pyxis Oncology and Apexigen, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the Merger and Pyxis Oncology’s or Apexigen’s expected financial condition, results of operations and business performance, including without limitation, any forecasts, financial projections and descriptions of anticipated cost savings or other synergies or expected benefits of the Merger, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Pyxis Oncology and Apexigen believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

●	expected timing, completion, effects and potential benefits of the Merger;

●	statements of the plans, strategies and objectives of management with respect to the approval and closing of the Merger;

●	the ability of Apexigen to solicit a sufficient number of proxies to approve the Apexigen merger proposal;

●	the expected relative ownership percentages of the securityholders of Pyxis Oncology and Apexigen in the combined company following the closing of the Merger;

●	the expected board of directors of Pyxis Oncology following the closing of the Merger;

●	any statements regarding future economic conditions, growth rate, market opportunity or performance of the combined company;

●	research and development plans, including planned preclinical studies and clinical trials;

●	the ability to obtain or maintain the listing of Pyxis Oncology common stock on Nasdaq following the Merger;

●	the respective officers and directors of Pyxis Oncology and Apexigen potentially having conflicts of interest with approving the Merger;

●	economic, business, competitive, and/or regulatory factors affecting the business of Pyxis Oncology and Apexigen;

●	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

●	satisfaction or waiver (if applicable) of the conditions to closing the Merger;

●	statements of belief and any statement of assumptions underlying any of the foregoing; and

●	the risks described in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about:

●

Apexigen’s expectations regarding the length of time that its existing capital resources will be sufficient to enable it to fund its planned operations, including its ability to continue as a going concern;

●	Apexigen’s public securities’ potential liquidity and trading;

●	Apexigen’s ability to maintain the listing of its public securities on Nasdaq;

●	Apexigen’s projected financial performance and market opportunity;

●	estimates of Apexigen’s expenses, capital requirements, and need for additional financing;

●	the anticipated benefits of Apexigen’s cost-reduction efforts;

●	Apexigen’s expectations regarding the anticipated benefits of the Merger;

●	the outcome of any legal proceedings that may be instituted against Apexigen related to the Merger;

●	the efficacy of immuno-oncology therapeutics in the treatment of cancer;

●	the timing and focus of Apexigen’s current and future clinical trials, and the reporting of data from those trials;

●	the ability of Apexigen’s clinical trials to demonstrate safety and efficacy, and other positive results, of its product candidates;

●	the anticipated beneficial characteristics, safety, efficacy, and therapeutic effects of Apexigen’s product candidates;

●	Apexigen’s estimates of the number of patients in the United States who suffer from the diseases Apexigen is targeting and the number of patients that will enroll in clinical trials;

●	the timing or likelihood of regulatory filings and approvals for Apexigen’s product candidates for various diseases;

●	Apexigen’s ability to obtain and maintain regulatory approval of its product candidates;

●	Apexigen’s plans relating to commercializing its product candidates, if approved, including which indications will be pursued;

●	the development of Apexigen’s competitors’ product candidates;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	the impact of rising interest rates and geopolitical risks on Apexigen’s business and operations;

●

the impact of Apexigen’s corporate restructuring to explore strategic alternatives, including the impacts of its reduction in the size of its workforce and adoption of a retention plan in connection with such restructuring;

●	Apexigen’s ability to retain, manage and motivate members of its senior management team and other key personnel;

●	Apexigen’s plans and ability to obtain, maintain, enforce, or protect intellectual property rights;

●

Apexigen’s ability to establish and maintain relationships with, and its continued reliance on third parties to conduct additional clinical trials of its product candidates, and for the manufacture of its product candidates for preclinical studies and clinical trials; and

●	the success of Apexigen’s licensing agreements and clinical development by its licensees.

For a discussion of the factors that may cause Pyxis Oncology’s, Apexigen’s or the combined company’s actual results, performance or achievements following the closing of the Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Pyxis Oncology and Apexigen to complete the Merger and the effect of the Merger on the business of Pyxis Oncology, Apexigen and the combined company following the completion of the Merger, see the section entitled “Risk Factors” in this proxy statement/prospectus as well as Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Pyxis Oncology, Apexigen or the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Pyxis Oncology and Apexigen do not undertake any obligation (and expressly disclaim any such obligation) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.

In addition, statements that “Pyxis Oncology believes” or “Apexigen believes” and similar statements reflect their respective beliefs and opinions on the relevant subject. These statements are based upon information available to Pyxis Oncology or Apexigen, as the case may be, as of the date of this proxy statement/prospectus, and while Pyxis Oncology or Apexigen, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INFORMATION ABOUT THE COMPANIES

Information about Apexigen

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents designed to harness the patient’s immune system to combat and eradicate cancer. Apexigen and its licensees are researching and developing several protein therapeutics that were discovered using Apexigen’s APXiMAB antibody platform. Apexigen has one clinical-stage candidate, sotiga, that Apexigen is developing. Apexigen also has several preclinical and research stage antibodies Apexigen discovered using Apexigen’s APXiMAB platform that Apexigen is not currently advancing as Apexigen focuses its resources on completing ongoing clinical activities for the sotiga program. Apexigen’s licensees are advancing five product candidates in clinical development that were enabled by discoveries from Apexigen’s APXiMAB platform.

Information about Pyxis Oncology

Pyxis Oncology is a clinical-stage oncology company focused on developing a multi-modality portfolio of next-generation therapeutics to target difficult-to-treat cancers and improve quality of life for patients. Pyxis Oncology develops its product candidates with the objective to directly kill tumor cells, and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Pyxis Oncology considers multi-modality as a variety of technologies, either stand-alone or in combination with others, to build effective cancer therapeutics for patients. Since its launch in 2019, Pyxis Oncology has developed a portfolio that includes novel antibody drug conjugate, or ADC, product candidates, immuno-oncology, or IO, product candidates, and monoclonal antibody, or mAb, preclinical discovery programs that Pyxis Oncology is developing as monotherapies and in combination with other therapies.

Information about Merger Sub

Merger Sub is a direct, wholly owned subsidiary of Pyxis Oncology and was formed solely for the purpose of carrying out the Merger. Merger Sub has not conducted any business operations other than in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist, with Apexigen surviving the Merger as a direct wholly owned subsidiary of Pyxis Oncology under the name “Apexigen Inc.”.

THE APEXIGEN SPECIAL MEETING

This proxy statement/prospectus is being mailed on or about July 6, 2023, to holders of record of Apexigen common stock as of the close of business on June 28, 2023, and constitutes notice of the Apexigen special meeting in conformity with the requirements of the DGCL.

This proxy statement/prospectus is being provided to Apexigen stockholders as part of a solicitation of proxies by the Apexigen Board for use at the Apexigen special meeting and at any adjournments or postponements thereof. Apexigen stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement.

Date, Time and Place of the Apexigen Special Meeting

The Apexigen special meeting will be held via live webcast on August 22, 2023, starting at 8:00 a.m. (Pacific Time). There will be no physical meeting location. In order to attend the Apexigen special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to visit www.proxydocs.com/APGN. Please be sure to follow the instructions found on your proxy card and/or voting authorization form.

Purpose of the Apexigen Special Meeting

At the Apexigen special meeting, Apexigen stockholders will be asked to consider and vote upon the following proposals:

●	Apexigen Proposal No. 1: To approve the Apexigen merger proposal; and

●	Apexigen Proposal No. 2: To approve the Apexigen adjournment proposal.

Recommendation of the Apexigen Board

At a meeting of the Apexigen Board held on May 23, 2023, the Apexigen Board (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Apexigen and its stockholders; (b) approved the execution and delivery of the Merger Agreement by Apexigen, the performance by Apexigen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (c) recommended that the stockholders of Apexigen adopt the Merger Agreement and approve the transactions contemplated thereby; and (d) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of Apexigen at a meeting thereof.

The Apexigen Board recommends that Apexigen stockholders vote “FOR” the Apexigen merger proposal and, if necessary, “FOR” the Apexigen adjournment proposal.

See also the section entitled “The Merger—Apexigen’s Reasons for the Merger; Recommendation of the Apexigen Board.”

Record Date for the Apexigen Special Meeting; Stock Entitled to Vote

Only holders of record of shares of Apexigen common stock at the close of business on the Apexigen record date will be entitled to notice of, and to vote at, the Apexigen special meeting and any postponements or adjournments thereof. Holders of Apexigen common stock at the close of business on the Apexigen record date may cast one vote for each share of Apexigen common stock that the holder owned as of the Apexigen record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker or other nominee.

On the Apexigen record date, there were outstanding a total of 24,850,082 shares of Apexigen common stock entitled to vote at the Apexigen special meeting. Holders of Apexigen common stock at the close of business on the Apexigen record date may cast one vote for each share of Apexigen common stock that the holder owned as of the Apexigen record date, including (i) shares held directly in the name of the holder of record and (ii) shares held on behalf of the holder as the beneficial owner in street name through a bank, broker or other nominee.

Solicitation of Proxies

The cost of proxy solicitation for the Apexigen special meeting will be borne by Apexigen. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Apexigen, without additional remuneration, by personal interview, telephone, electronic communication or otherwise. Apexigen will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the Apexigen record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Apexigen has retained MacKenzie Partners, Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $25,000 and potentially additional fees under certain circumstances, plus reasonable expenses, for these services.

Quorum

The holders of a majority of the Apexigen common stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum. Shares of Apexigen common stock represented at the Apexigen special meeting by attendance via the virtual special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an abstention from voting, will be counted for the purposes of determining a quorum. However, because all of the proposals for consideration at the Apexigen special meeting are considered non-routine matters, shares held in street name will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Apexigen special meeting. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

Vote Required

●

Apexigen merger proposal. Approval of the Apexigen merger proposal requires the affirmative vote of Apexigen stockholders representing a majority of the outstanding shares of Apexigen common stock entitled to vote thereon.

●

Apexigen adjournment proposal. Approval of the Apexigen adjournment proposal requires the affirmative vote of Apexigen stockholders representing a majority of the voting power of the shares of Apexigen common stock present in person or represented by proxy and entitled to vote thereon.

Abstentions and Broker Non-Votes

Failure to vote at the Apexigen special meeting or vote by proxy at the Apexigen special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Apexigen merger proposal. For the Apexigen adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of Apexigen common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are an Apexigen stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Apexigen common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Apexigen special meeting and will be voted “FOR” that proposal.

Voting Power of Apexigen’s Directors and Executive Officers

On the Apexigen record date, 11.1% of the Apexigen common stock outstanding and entitled to vote was held by Apexigen directors and executive officers and their respective affiliates. All of the Apexigen directors and executive officers have entered into Voting Agreements agreeing to, among other things, vote all of the shares of Apexigen common stock beneficially owned by them in favor of the Apexigen merger proposal and the Apexigen adjournment proposal. For additional details about the Voting Agreements, see Annex B and the section entitled “The Voting Agreements” of this proxy statement/prospectus.

Attending the Apexigen Special Meeting

All holders of Apexigen common stock as of the Apexigen record date, including stockholders of record and stockholders who hold shares through banks, brokers or other nominees, are invited to virtually attend the Apexigen special meeting; however, only stockholders of record can vote at the Apexigen special meeting. In order to attend the Apexigen special meeting, as well as vote and submit your questions during the live webcast of the meeting, you will need to visit www.proxydocs.com/APGN. Please be sure to follow the instructions found on your proxy card and/or voting authorization form.

Voting of Proxies by Registered Stockholders

Stockholders whose shares are registered in their own names may vote by proxy by mail, over the Internet or by telephone. If voting by mail, registered stockholders may complete, sign, date and return by mail the accompanying proxy in the postage-paid envelope provided with the proxy materials. Information and applicable deadlines for voting by telephone or through the Internet are set forth on the enclosed proxy card. Shares of Apexigen common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are an Apexigen stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Apexigen common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the Apexigen special meeting and will be voted “FOR” that proposal.

At the date hereof, Apexigen management has no knowledge of any business that will be presented for consideration at the Apexigen special meeting and which would be required to be set forth in this proxy statement/prospectus other than the matters set forth in Apexigen’s accompanying Notice of Special Meeting of Stockholders. In accordance with Apexigen’s amended and restated bylaws and Delaware law, business transacted at the Apexigen special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the Apexigen special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Whether or not you expect to virtually attend the Apexigen special meeting, you are urged to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Apexigen special meeting.

Shares Held in Street Name

If you hold your shares of Apexigen common stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must instruct such bank, broker or nominee on how to vote your shares if you wish to have them counted. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares of Apexigen common stock, so you should carefully read the materials provided to you by your bank, broker or other nominee.

Please note that you may not vote shares held in street name by returning a proxy card directly to Apexigen or by voting at the Apexigen special meeting. If you hold your Apexigen common stock in street name and you do not instruct your broker on how to vote any of your shares on any of the two non-routine proposals at the Apexigen special meeting, your shares will not be counted toward determining whether a quorum is present and your broker will not be allowed to vote your shares. Your shares will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the proposals at the Apexigen special meeting. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Apexigen special meeting unless they have received voting instructions from the beneficial owners.

For a discussion of the consequences of failing to instruct your bank, broker or other nominee, see the sections entitled “The Apexigen Special Meeting—Abstentions and Broker Non-Votes” and “The Apexigen Special Meeting—Quorum.”

Revocability of Proxies and Changes to an Apexigen Stockholder’s Vote

If you are a holder of shares of Apexigen common stock as of the record date for the Apexigen special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the Apexigen special meeting. You can revoke your proxy in one of four ways:

●

you can send a signed notice of revocation to Apexigen’s secretary at Apexigen’s principal executive offices, 900 Industrial Road, Suite C, San Carlos, CA 94070, provided that such statement is received prior to your shares being voted;

●	you can grant a new, valid proxy bearing a later date (by Internet, telephone or mail) that is received by Apexigen prior to your shares being voted;

●	you can vote again by telephone or the Internet at a later time; or

●

if you are a holder of record, by voting at the Apexigen special meeting, which will automatically cancel any proxy previously given, or you may revoke your proxy by attending the Apexigen special meeting, but your attendance alone will not revoke any proxy that you have previously given.

The completed proxy with the latest date will be the one that counts. Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:

Apexigen Inc.

900 Industrial Road, Suite C

San Carlos, CA 94070

Attention: Secretary

If you are an Apexigen stockholder whose shares of common stock are held in street name by a bank, broker or other nominee, you may revoke your proxy or voting instructions and vote your shares virtually in person at the Apexigen special meeting only in accordance with applicable rules and procedures as employed by your bank, broker or other nominee. If your shares are held in street name in an account at a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker or other nominee to do so.

Adjournments

Although it is not currently expected, the Apexigen special meeting may be adjourned if (i) there are holders of insufficient shares of the Apexigen common stock present or represented by proxy at the Apexigen special meeting to constitute a quorum; (ii) Apexigen is required to postpone or adjourn the Apexigen special meeting by applicable law, order or a request from the SEC; or (iii) the Apexigen Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the Apexigen special meeting in order to give Apexigen stockholders sufficient time to evaluate any information or disclosure that Apexigen has sent to the Apexigen stockholders or otherwise made available by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of the Merger Agreement (together, the “Adjournment or Postponement Reasons”). If a quorum is present, adjourning the Apexigen special meeting requires the affirmative vote of Apexigen stockholders representing a majority of the voting power of the shares of Apexigen common stock present in person or represented by proxy and entitled to vote thereon. If a quorum is not present, the chairperson of the meeting or the stockholders, with the affirmative vote of Apexigen stockholders representing a majority of the voting power of the shares of Apexigen common stock present in person or represented by proxy and entitled to vote thereon, may adjourn the Apexigen special meeting. Pursuant to Apexigen’s amended and restated bylaws, notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which adjournment is taken. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting. If the Apexigen special meeting is adjourned, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Postponements

At any time prior to convening the Apexigen special meeting, the Apexigen Board may postpone the Apexigen special meeting for any of the Adjournment or Postponement Reasons without the approval of the Apexigen stockholders. If the Apexigen special meeting is postponed, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Stockholder List

A list of Apexigen stockholders entitled to vote at the Apexigen special meeting will be available for inspection at Apexigen’s principal place of business, located at 900 Industrial Road, Suite C, San Carlos, CA 94070, at least 10 days prior to the date of the Apexigen special meeting and continuing through the date thereof, between the hours of 9:00 a.m. and 4:30 p.m., Pacific Time.

Tabulation of Votes

Apexigen will appoint an inspector of election for the meeting to determine whether or not a quorum is present and to tabulate votes cast by proxy or virtually at the Apexigen special meeting.

How You Can Reduce the Number of Copies of Apexigen’s Proxy Materials You Receive

The SEC’s rules permits companies to deliver a single set of proxy materials to one address shared by two or more of its stockholders. This delivery method is referred to as “householding” and can result in significant cost savings. To take advantage of this opportunity, Apexigen will deliver only one set of proxy materials to multiple stockholders who share an address, unless Apexigen has received contrary instructions from the impacted stockholders prior to the mailing date. Apexigen agrees to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Apexigen, Inc. You may direct your written request to Apexigen, Inc., Investor Relations, 900 Industrial Road, Suite C, San Carlos, CA 94070 at (650) 931-6236 or by email at ir@apexigen.com.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Apexigen at the address listed above.

Beneficial owners can request information about householding from their banks, brokers, or other holders of record.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Apexigen special meeting, please contact MacKenzie Partners, Inc., the proxy solicitor for Apexigen, by telephone toll-free at (800) 322-2885, or by email at proxy@mackenziepartners.com.

PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

Apexigen stockholders are asked to approve the adoption of the Merger Agreement. Apexigen stockholders should carefully read this proxy statement/prospectus in its entirety, including the documents incorporated by reference herein and the Merger Agreement, for more detailed information concerning the Merger Agreement and the Apexigen merger proposal. For a detailed discussion of the terms of the Merger Agreement and the Merger, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in the section entitled “The Merger Agreement.” A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Approval of the Apexigen merger proposal is a condition to completion of the Merger. If the Apexigen merger proposal is not approved, the Merger will not occur. For a detailed discussion of the conditions of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger.”

Approval of the Apexigen merger proposal requires the affirmative vote of Apexigen stockholders representing a majority of the outstanding shares of Apexigen common stock entitled to vote thereon. Failure to vote at the Apexigen special meeting or vote by proxy at the Apexigen special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote against the Apexigen merger proposal. Shares of Apexigen common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If an Apexigen stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Apexigen common stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Apexigen special meeting and all of such shares will be voted as recommended by the Apexigen Board.

At a meeting of the Apexigen Board on May 23, 2023, the Apexigen Board (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Apexigen and its stockholders; (b) approved the execution and delivery of the Merger Agreement by Apexigen, the performance by Apexigen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (c) recommended that the stockholders of Apexigen adopt the Merger Agreement and approve the transactions contemplated thereby; and (d) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of Apexigen at a meeting thereof.

IF YOU ARE AN APEXIGEN STOCKHOLDER, THE APEXIGEN BOARD

RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADOPT

THE MERGER AGREEMENT.

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PROPOSAL 2: ADJOURNMENT OF THE SPECIAL MEETING

This proposal would permit the Apexigen Board to adjourn from time to time of the Apexigen special meeting, if necessary, to solicit additional proxies if there are insufficient shares of Apexigen common stock present or represented by proxy at the Apexigen special meeting to constitute a quorum at the Apexigen special meeting or any adjournment or postponement thereof.

Pursuant to Apexigen’s amended and restated bylaws, notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which adjournment is taken. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Approval of the Apexigen adjournment proposal requires the affirmative vote of Apexigen stockholders representing a majority of the voting power of the shares of Apexigen common stock present in person or represented by proxy and entitled to vote thereon. For the Apexigen adjournment proposal, abstentions will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the outcome of the proposal. Shares of Apexigen common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If an Apexigen stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Apexigen common stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Apexigen special meeting and all of such shares will be voted as recommended by the Apexigen Board.

IF YOU ARE AN APEXIGEN STOCKHOLDER, THE APEXIGEN BOARD RECOMMENDS

THAT YOU VOTE “FOR” THE PROPOSAL TO PERMIT THE APEXIGEN BOARD TO

ADJOURN THE APEXIGEN SPECIAL MEETING.

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THE MERGER

This section and the section entitled “The Merger Agreement” describe the material aspects of the Merger, including the Merger Agreement. While Pyxis Oncology and Apexigen believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. Pyxis Oncology and Apexigen encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the Merger.

Background of the Merger

On July 29, 2022, Apexigen (formerly known as BCAC, a special purpose acquisition company) completed the Brookline Business Combination with Legacy Apexigen, pursuant to which Legacy Apexigen survived as a wholly owned subsidiary of the combined company Apexigen. Legacy Apexigen was incorporated in Delaware in 2010 to focus on the discovery, development and commercialization of humanized monoclonal antibody therapies. On July 30, 2022, the Apexigen common stock and its public warrants, formerly those of BCAC, began trading on Nasdaq under the ticker symbols “APGN” and “APGNW,” respectively. At the time of the completion of the Brookline Business Combination, based on its research and development plans and because holders of 4,618,607 out of 5,061,592 shares of BCAC common stock redeemed their shares reducing the cash proceeds to less than $20 million the time of closing, there was uncertainty regarding Apexigen’s ability to maintain sufficient liquidity to operate its business effectively, which raised a substantial doubt about its ability to continue as a going concern.

As part of the ongoing consideration and evaluation of its long-term prospects and strategies, the Apexigen Board frequently reviews, with Apexigen’s management, strategic and financial alternatives in light of developments in Apexigen’s business, the competitive landscape, the economy generally and financial markets, all with the goal of enhancing value for its stockholders and making a positive impact in patients’ lives. As part of this process, from time to time, Apexigen’s management has engaged in business development and/or strategic discussions with industry participants. This includes contacts with numerous companies regarding potential global partnerships, as well as a number of discussions with companies about strategic transactions.

Apexigen had been developing sotiga, a humanized agonist antibody that targets and activates CD40, a co-stimulatory receptor that is essential for activating both the innate and adaptive arms of the immune system, to stimulate an anti-tumor immune response for treatment in a broad range of oncology indications and therapeutic combinations. Sotiga is currently in Phase 2 clinical development for the treatment of solid tumors such as soft tissue sarcomas, and melanoma in combination with chemotherapy and immunotherapy. Apexigen also had several preclinical and research-stage programs that it was not currently advancing to focus its resources on completing ongoing clinical and manufacturing activities for its sotiga program.

Over the course of 2022 and into 2023, the Apexigen Board discussed the strategic, financial and operational challenges of operating Apexigen’s business in the then-current environment, including the macro-economic, industry, and market conditions negatively impacting clinical-stage biopharmaceutical companies such as Apexigen and the lower-than-expected net proceeds from its business combination with Legacy Apexigen. The Apexigen Board discussed the need for significant capital investment to advance sotiga through ongoing clinical trials and implemented reductions to its operating plan to reduce its cash burn, which included the elimination of several positions in July 2022 in anticipation of the closing of the Brookline Business Combination with BCAC and all activities to support the advancement of its preclinical and research-stage programs. Due to the cost of conducting subsequent trials of sotiga, Apexigen’s cash constraints, including as a result of the redemptions by BCAC common stock holders in connection with the closing of the Brookline Business Combination, and the state of the capital markets, especially for early-stage biotech companies, the Apexigen Board determined to advance the development of sotiga in collaboration with a global partner with the goal of establishing such partnership by the first quarter of 2023 and to pursue any available equity financings to fund the planned addition of 10 patients to the ongoing Phase 2 trial of sotiga in soft tissue sarcoma as further described below.

Beginning in July 2022, certain members of Apexigen’s management and the Apexigen Board began outreach to a significant number of companies that could be potential collaboration partners or licensees for the sotiga program.

In August 2022, Apexigen engaged LifeSci Advisors to conduct outreach efforts to identify potential collaborators or licensees for Apexigen’s APX601 and APX701 programs. Between September 2022 and November 2022, LifeSci Advisors contacted a significant number of companies that could be potential partners for the non-sotiga programs. This outreach yielded a handful of non-disclosure agreements with, and management presentations to, some of the companies, but no party submitted a term sheet or indication of interest. The outreach efforts concluded in November 2022 and LifeSci Advisors did not serve as a financial advisor to Apexigen in connection with Apexigen’s strategic review process that resulted in the Merger.

On August 11, 2022, the Apexigen Board, certain members of Apexigen’s management, and representatives of Wilson Sonsini Goodrich and Rosati, P.C. (“Wilson Sonsini”), legal counsel to Apexigen, met by video conference to discuss, amongst other things, Apexigen’s 2022 corporate goals, business development efforts and prospects, and cash runway, including the potential financing avenues available to extend its cash runway beyond its sotiga collaboration efforts. After such discussion, the Apexigen Board approved the sale of up to $15 million worth of shares of Apexigen common stock, at a price of $2.50 or greater, to Lincoln Park under the $50 million Lincoln Park equity line facility. Apexigen’s management advised the Apexigen Board that Apexigen needed to close a sotiga collaboration by March 2023 due to Apexigen’s cash position, and if there was no traction for a collaboration by November 2022, Apexigen should consider pursuing other strategic alternatives. The Apexigen Board also agreed to meet more frequently to assess Apexigen’s business development efforts and prospects and cash position. The Apexigen management team discussed the sotiga program and corporate strategy further at a two-day offsite meeting on September 8 and 9, 2022.

On September 10, 2022, Apexigen announced via press release data from a Phase 2 trial testing sotiga in combination with neoadjuvant chemoradiation for patients with resectable esophageal and GEJ cancers. Apexigen believed the tolerability, pathologic complete response rates and other data supported the advancement of the development of sotiga as a potential treatment in combination with other therapeutics in patients with esophageal or GEJ cancer.

On November 10, 2022, the Apexigen Board, certain members of Apexigen’s management, and representatives of Wilson Sonsini met to discuss, amongst other things, Apexigen’s sotiga program, its business development efforts and prospects, and its cash runway, including a proposed financing effort to extend its cash runway through the end of 2023 that would occur after the release of data from its sotiga Phase 2 trial in patients with dedifferentiated liposarcoma (ddLPS). Apexigen worked with the investment bank of Piper Sandler to gauge the interest of potential investors for a financing, to be conducted via a PIPE (private investment in public equity). At the board meeting, Apexigen’s management presented other financing alternatives and scenarios, including relying on further sales from the Lincoln Park equity line facility or pursing a convertible debt term sheet that Apexigen had received from a private investor, but management noted that the convertible debt structure was not a desired means to raise cash given its terms. After this discussion, the Apexigen Board approved lowering its internal floor price under the Lincoln Park equity line facility by which management was permitted to instruct Lincoln Park to sell shares under the equity line to $2.00 per share. Apexigen’s management believed that entering into a collaboration for sotiga or APX601 with a collaborator would be the best-case scenario for Apexigen because such a collaboration transaction could extend the cash runway of the company into 2025 and 2024, respectively, but such collaborations were judged to have a low probability of success based on business development discussions up to that point and competition for business development opportunities from other similarly situated companies. While a debt or equity financing was only projected to extend the cash runway through September 2023, such financings had a higher probability of success in the view of Apexigen. After these presentations, the Apexigen Board directed Apexigen’s management to pursue all reasonably available business development and financing avenues in parallel.

On November 14, 2022, Apexigen announced via press release data from the Phase 2 trial testing sotiga in combination with doxorubicin in patients with ddLPS. Based on these data, Apexigen decided to enroll 10 additional patients with ddLPS to the Phase 2 trial to generate data that could potentially inform a registration-enabling study of sotiga in patients with ddLPS. Following public presentations regarding these data, Apexigen refreshed the business development outreach efforts for a sotiga collaboration that it had commenced in July 2022. Apexigen had preliminary discussions with several parties. None of these discussions matured to term sheets or indications of interest. By the end of November 2022, Apexigen had preliminary discussions with several parties regarding potential partnerships with respect to sotiga. None of these discussions matured to term sheets or indications of interest.

On behalf of Apexigen, Piper Sandler had informally and confidentially begun outreach to several biotechnology “fundamental” investors that might be interested in a proposed PIPE financing to follow the data readout in the November 14, 2022 press release. Apexigen met with two potential investors who agreed to be “wall crossed” and come under confidentiality but neither was interested in a potential PIPE financing.

On November 22, 2022, the Apexigen Board, certain members of Apexigen’s management, and representatives of Wilson Sonsini met by video conference to discuss, amongst other things, the status of Apexigen’s sotiga business development, financing, and cost reduction efforts, and it was noted that with its available cash and cash equivalents, Apexigen expected to be able to fund its operations into the second quarter of 2023 (assuming no further financing proceeds). As described above, the sotiga outreach had not resulted in meaningful leads. Management reported on the feedback from Piper Sandler that strong support from existing investors was necessary to get new biotechnology venture capital fund investors, referred to as “fundamental” investors, and other investors interested in a financing, but at this point, the level of insider support from existing investors was unknown to Apexigen. In addition, management had instructed Piper Sandler to begin outreach to additional investors other than venture capital funds, referred to as “technical” investors, and expected to have feedback on any interest by the first week of December 2022. Apexigen’s management also recommended that Apexigen reach out to Lincoln Park to amend the terms of the Lincoln Park equity line facility to lower the price floor under which shares could be sold to Lincoln Park, which the Apexigen Board approved. The Apexigen Board and management determined that if traction with technical investors was not received by early December 2022, then they would consider shifting focus to convertible debt and venture debt options with the goal of closing some form of financing as early as January 2023. Apexigen’s management also advised the Apexigen Board that it was preparing to explore strategic options such as an acquisition, reverse merger, or merger of equals, and management was interviewing several investment banks for these efforts. Given the liquidity situation, the Apexigen Board discussed additional potential cost-savings measures, including reducing headcount further and going “virtual” once its office lease expired in March 2023, to extend its cash runway through the second or third quarter of 2023.

Recognizing that a license or collaboration transaction for sotiga, APX601, or APX701 was unlikely to be timely consummated, and that a financing without the support of the inside investors would not meaningfully extend Apexigen’s cash runway, management continued a process throughout December 2022 to engage a financial advisor for a strategic transaction and an investment bank for further financing efforts.

On December 18, 2022, Meenu Karson, a member of the Apexigen Board, emailed certain members of the Apexigen Board and certain members of Apexigen’s management to provide information regarding a private company with which Ms. Karson is affiliated (“Party A”) that could be a candidate for a reverse merger transaction with Apexigen.

On December 19, 2022, Apexigen and Party A entered into a mutual non-disclosure agreement.

On December 20, 2022, Party A’s management gave a presentation to Apexigen’s management by video conference to provide a general overview of Party A and discuss Party A’s strategic transaction goals and timing, including that Party A desired to execute a definitive agreement for a reverse merger and conduct a PIPE financing by the end of January 2023.

On December 23, 2022, the Apexigen Board met to approve engagement letters for Ladenburg as exclusive financial advisor in connection with a strategic transaction process. The Apexigen Board also approved engaging Brookline Capital Markets, a division of Arcadia Securities, LLC, as advisor for capital raising purposes in connection with a potential PIPE financing. Brookline Capital Markets was affiliated with BCAC and with current director Dr. Samuel Wertheimer, who recused himself for the deliberation and vote to approve the engagement of Brookline Capital Markets.

On December 27, 2022, Apexigen entered into the engagement letter with Ladenburg. Ladenburg began a broad outreach to companies that might be interested in acquiring Apexigen as a whole or its assets as well as private companies interested in a reverse merger that would have a potential strategic fit with Apexigen and place a premium on Apexigen’s public listing and assets. In evaluating potential merger of equals and reverse merger partners, the Apexigen Board and management considered a variety of criteria including the following:

●	little financing risk at the closing;

●	strong product pipeline with multiple clinical and preclinical assets;

●	the value ascribed to Apexigen’s pipeline and platform assets;

●	strong news flow and company recognition;

●	experience and skill of management;

●	high-quality existing investors;

●	clean capital structure with no debt or clear path to restructuring current debt; and

●	for potential reverse merger partners, the availability of audited financial statements or ability to produce audited financial statements for the last two fiscal years.

These criteria are not intended to be an exhaustive list of Apexigen’s guidelines, or the only factors that Apexigen considered when considering a strategic transaction partner. Any evaluation relating to the merits of a particular strategic transaction, including with respect to Pyxis Oncology, was based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that the Apexigen Board and management deemed relevant.

On December 28, 2022, Party A provided certain representatives of Apexigen access to Party A’s virtual data room for the purpose of conducting business and financial due diligence.

On January 1, 2023, a representative of Apexigen had a video conference with representatives of Party A to discuss Apexigen’s and Party A’s respective strategic transaction processes and expected timelines to enter into a definitive agreement for a strategic transaction.

On January 2, 2023, Party A sent a draft non-binding term sheet to Apexigen for a reverse merger transaction, which contemplated that Apexigen would acquire all of the outstanding equity of Party A (the “Party A Proposal”). In the Party A Proposal, Party A valued itself at $135 million and valued Apexigen at $35 million, which valuation (i) assumed that Apexigen would have $25 million in net cash at closing and (ii) would be adjusted on a dollar-for-dollar basis to the extent that Apexigen’s net cash at closing would be less than $25 million. The Party A Proposal also provided that the parties would close a $30 million PIPE financing concurrent with the closing of the reverse merger, which assumed that Apexigen’s current stockholders would purchase $15 million of the concurrent PIPE financing. Party A ascribed no value to Apexigen’s pipeline and clinical assets and was primarily interested in Apexigen’s public listing and the net cash Party A assumed Apexigen would have at the closing, and the post-closing combined company would be focused on developing Party A’s product candidates.

On January 5, 2023, certain members of the Apexigen Board, which did not include Ms. Karson, and certain members of Apexigen’s management met by video conference to discuss the status of Apexigen’s process to identify and evaluate strategic alternative transaction opportunities and the Party A Proposal. After the discussion, the members of the Apexigen Board and management concluded that the Party A Proposal would not provide enough value to Apexigen’s stockholders, including due to the expected closing cash position of Apexigen given the construct of the Party A Proposal, the transaction would present a number of risks to completion, including with respect to the required PIPE financing and within the time frame Party A expected, and Apexigen had not yet had an opportunity to test the market for other strategic alternative opportunities. As a result, the Apexigen Board instructed management to let the Party A Proposal lapse and to focus on advancing the efforts to identify and evaluate strategic alternative transaction opportunities for Apexigen.

After the outreach by Brookline Capital Markets on behalf of Apexigen to a variety of fundamental and technical investors, on January 24, 2023, Apexigen announced it had entered into definitive agreements with new investors for a PIPE financing of approximately $2.8 million, which was consummated on January 30, 2023.

On January 25, 2023, the Apexigen Board met to discuss the status of Ladenburg’s strategic transaction outreach efforts, the PIPE financing, and the status of Apexigen’s sotiga business development efforts. At this time, management reported that with the proceeds from the PIPE financing, Apexigen’s forecasted cash runway was projected to last through the third quarter of 2023.

On February 8, 2023, the Apexigen Board, certain members of Apexigen’s management, representatives of Ladenburg, and representatives of Wilson Sonsini met by video conference. Representatives from Ladenburg reviewed the status of and an illustrative timeline for a strategic transaction. Apexigen’s management continued the discussion of strategic transaction scenarios, including reducing clinical activities and another reduction in force aimed at reducing cash burn while preserving the value of Apexigen’s pipeline programs. The Apexigen Board and management also discussed a shutdown scenario if no formal proposals for a strategic transaction were received within the next several months given the current cash runway projections. The Apexigen Board and management further discussed the expected cash that would be on hand at a closing of a strategic transaction, projecting that Apexigen’s net cash balance would be negative $7.1 to negative $8.0 million based on certain timing scenarios for the potential closing of a strategic transaction, which negative net cash balance included certain of Apexigen’s accounts payable and accrued liabilities, forecast transaction-related fees and expenses assuming a strategic acquisition was completed and severance costs assuming all employees were terminated in connection with such a strategic transaction. Apexigen’s management reviewed the risks of pursuing a reverser merger and the fact that Apexigen may not be an attractive reverse merger partner due to, amongst other factors, its negative cash balance in competition with other public companies and SPACs that have meaningful projected positive cash balances at close; its financing lock-up from the January 2023 PIPE financing that provides the PIPE investors a consent right over new equity financings until June 2023; and its corporate history as a spin-out lacking the traditional biotechnology institutional or venture capital investor base that would be attractive to potential reverse merger partners and as a former SPAC.

On February 19, 2023, Dr. Yang was connected to Martina Molsbergen of C14 Consulting Group, a business development advisory firm, via email by a mutual business acquaintance to potentially discuss an advisory or networking relationship between C14 Consulting and Apexigen.

On February 23, 2023, the Apexigen Board approved, by unanimous written consent, a reduction-in-force plan that contemplated the termination of six to nine of Apexigen’s employees, depending on whether Apexigen entered into a definitive agreement for a strategic transaction, and related severance benefits.

On February 24, 2023, Ms. Molsbergen and Dr. Yang met via video conference to discuss Apexigen’s strategic alternatives process. During that call, Ms. Molsbergen, who also serves as the interim Chief Business Officer of Pyxis Oncology, noted Pyxis Oncology as a company to potentially include in Apexigen’s strategic alternatives process. After that call, Ms. Molsbergen connected Dr. Yang with Dr. Lara Sullivan, Chief Executive Officer of Pyxis Oncology, to set up a video conference call to discuss each of Apexigen and Pyxis Oncology, as well as potential strategic opportunities involving the parties.

On February 27, 2023, Apexigen announced via press release that it was reviewing strategic alternatives and had engaged Ladenburg as its financial advisor for such efforts. Apexigen also announced that it was implementing a corporate restructuring for cost-saving purposes.

Over the course of January 2023 to March 2023, in the process that led to identifying Pyxis Oncology as a merger partner, Ladenburg contacted over 150 companies on behalf of Apexigen, including approximately 50 larger pharmaceutical companies and 100 other companies that could be interested in a merger transaction with Apexigen. In connection with the process, Apexigen entered into mutual non-disclosure agreements and had confidential interactions or discussions with 20 potential counterparties. The confidentiality agreements generally contained a standstill restriction of twelve months in length, which included a customary “fall-away” provision providing that the standstill obligations terminated following Apexigen entering into a definitive agreement providing for a change of control, like the Merger Agreement, and therefore such confidentiality agreements did not prevent such counterparties from making a competing proposal to the Apexigen Board. Apexigen provided six of these companies, including Pyxis Oncology, with access to its virtual data room. By the end of March 2023, three companies had submitted formal indications of interest for a strategic transaction: Pyxis Oncology for the acquisition of Apexigen, the Party A Proposal, and another private company (“Party B”) for a reverse merger with Apexigen. At such time, Apexigen’s management was still engaged in ongoing discussions with seven other companies and had deemed 14 other companies as lower priority targets due to a transaction timing mismatch or a perceived lack of interest. Given Apexigen’s cash constraints and the advice of its advisors, Apexigen determined to focus on moving forward with the formal proposal from Pyxis Oncology. The following describes how the proposed Merger between Pyxis Oncology and Apexigen resulted from the activities of their respective boards of directors and management.

On March 1, 2023, Dr. Yang had an introductory phone call with Dr. Sullivan and agreed to continue discussing a potential strategic transaction between Apexigen and Pyxis Oncology. Later that day, Dr. Yang sent a draft mutual non-disclosure agreement to Pyxis Oncology, which included a one-year standstill.

On March 2, 2023, a representative of a private company (“Party C”) contacted Dr. Zabrowski inquiring about Apexigen and its strategic transaction process. Party C had previously contacted Ladenburg on February 16, 2023, regarding reverse merger transactions generally and not about Apexigen specifically. At that time, Ladenburg believed Party C could be a potential merger partner for Apexigen. Ladenburg contacted Party C upon learning about their outreach to Dr. Zabrowski regarding Apexigen, and later that day, Apexigen and Party C executed a mutual non-disclosure agreement. On that same date, a representative of a public company (“Party D”) called a representative of Ladenburg to express interest in potentially acquiring Apexigen as a whole.

Also on March 2, 2023, Apexigen and Pyxis Oncology executed a mutual non-disclosure agreement and on March 6, 2023, Pyxis Oncology and Apexigen each granted management and team members of the other party access to their respective virtual data rooms for the purpose of conducting business and financial due diligence.

On March 6, 2023, Party C’s management gave a presentation to Apexigen’s management by video conference, which provided a general overview of Party C.

Also on March 6, 2023, representatives of Apexigen met with a representative of a company with which Apexigen had discussed business development opportunities in the past (“Party E”) to discuss Apexigen’s pursuit of strategic alternatives, the different strategic alternative transactions and structures Apexigen expected to consider and inviting Party E to participate in the process.

During the period from March 6, 2023 through the signing of the Merger Agreement, Apexigen and representatives of Wilson Sonsini conducted corporate and legal diligence on Pyxis Oncology, which focused on, among other things, Pyxis Oncology’s (i) product candidates (including the status of company-sponsored and investigator-sponsored clinical trials with respect thereto), (ii) antibody platform technology and capabilities, (iii) capitalization, (iv) corporate and organizational matters, (v) suppliers, manufacturers and service providers, (vi) real and personal property, (vii) intellectual property, (viii) equity financings, (ix) financial and tax matters, (x) regulatory compliance, (xi) management, employees, consultants and benefit plans, (xii) commercial and government contracts, and (xiii) privacy and data security matters. During this time, representatives of Pyxis Oncology, together with its advisors, also conducted a due diligence investigation of Apexigen.

On March 7, 2023, Apexigen and Party D entered into a mutual non-disclosure agreement. On that same date, Party B contacted a representative of Ladenburg regarding reverse merger transactions generally and not about Apexigen specifically. Ladenburg advised Party B of Apexigen’s strategic transaction process and encouraged them to participate. Party B was already acquainted with Apexigen through Decheng Capital (“Decheng”), which was a significant stockholder of both Apexigen and Party B. At the time, Party B did not express any further interest in Apexigen.

On March 8, 2023, Apexigen’s management gave a presentation to Pyxis Oncology’s management by video conference on, amongst other things, Apexigen’s pipeline and clinical assets, financial position, and near-term goals. During this presentation, Pyxis Oncology’s management asked questions and Apexigen’s management answered questions and provided information regarding Apexigen and its business.

On March 10, 2023, Apexigen’s management gave a presentation to Party D’s management by video conference to provide Party D a general overview of Apexigen.

On March 11, 2023, Dr. Yang contacted a company that Apexigen had a pre-existing relationship with and with which Apexigen had discussed business development opportunities in the past (“Party F”) to solicit Party F’s interest in a strategic transaction with Apexigen.

On March 14, 2023, Apexigen’s management and Pyxis Oncology’s management met by video conference to discuss Apexigen’s sotiga program; Pyxis Oncology’s stockholder base; the companies’ respective strategies, financials, pipelines and clinical assets; and costs and strategies for clinical trials along with Pyxis Oncology’s illustrative integrated development plan and budget should the companies combine, including timing and strategies for financing the integrated development plan. Pyxis Oncology’s management presented the cash runway projection into the first half of 2025 for the post-closing combined company.

On March 15, 2023, Apexigen granted management and team members of Party C access to its virtual data room for the purpose of conducting business and financial due diligence.

On March 16, 2023, a representative of Torreya Partners LLC (“Torreya”), Pyxis Oncology’s business development advisor, called a representative of Ladenburg to convey Pyxis Oncology’s verbal indication of interest to acquire Apexigen and to review key terms of the offer.

On March 18, 2023, Pyxis Oncology sent a draft non-binding indication of interest and term sheet to Apexigen to memorialize the verbal offer (the “Pyxis LOI”). The Pyxis LOI contemplated that Pyxis Oncology would acquire Apexigen with a relative post-closing ownership split based on each company’s market capitalization at the time, which would result in Pyxis Oncology’s stockholders owning 86.5% of the post-closing combined company and Apexigen’s stockholders owning 13.5% of the post-closing combined company measured as of the date of the Pyxis LOI. It was also noted that the maximum cap on the exchange ratio would be 19.9% for the Apexigen stockholders and 80.1% for the Pyxis Oncology stockholders. The transaction would not require Pyxis Oncology stockholder approval as structured and Pyxis Oncology indicated a willingness to move quickly toward signing. The Pyxis LOI further provided that Pyxis Oncology would allow Apexigen to nominate one director to the Pyxis Oncology Board upon the closing of the transaction, and that Pyxis Oncology would review the Apexigen employee pool to determine which other employees would be retained after the closing of the transaction.

On March 20, 2023, the Apexigen Board met by video conference to review the Pyxis LOI. Representatives of Wilson Sonsini presented to the directors regarding their fiduciary duties in evaluating a strategic transaction such as the sale of Apexigen and discussed the relationship of Decheng and Dr. Zabrowski to some potential bidders for Apexigen in which Decheng was an investor. The representatives of Ladenburg then reviewed the market check that they had undertaken on behalf of the company and reviewed in detail the Pyxis LOI. After discussion, the Apexigen Board instructed management and its advisors to continue negotiations with Pyxis Oncology on the Pyxis LOI and to continue to engage with third parties that were interested in a strategic transaction with Apexigen.

Also on March 20, 2023, representatives of Apexigen met with a representative of Party E to discuss Party E’s interest in a potential transaction with Apexigen, including a potential purchase by Party E of certain royalty payment rights under one of Apexigen’s existing license agreements.

On March 21, 2023, Party B contacted Ladenburg again to ask if Apexigen was still accepting proposals for a strategic transaction, to which Ladenburg replied affirmatively.

On March 22, 2023, Apexigen’s management and Party C’s management met by video conference to discuss, amongst other things, Apexigen’s projected negative net cash position at closing. A few days after this meeting, Party C informed Ladenburg that it would not pursue discussions regarding a strategic transaction with Apexigen any further.

On March 23, 2023, Apexigen sent a revised draft of the Pyxis LOI to Pyxis Oncology with the primary focus to calculate the exchange ratio based on the relative value of the two companies using a trailing 30-day volume-weighted average price with a collar of no less than 15% and no more than 25% ownership to the Apexigen stockholders in the acquisition. Apexigen’s proposal also included a capture of any proceeds received from royalty or similar transactions that either closed prior to the closing of the Pyxis Oncology acquisition or paid a cash earnout if closing occurred after the closing of the Pyxis Oncology acquisition. Apexigen’s proposal further provided that Pyxis Oncology would allow Apexigen to nominate two directors to the Pyxis Oncology Board upon the closing of the transaction.

On March 27, 2023, Pyxis Oncology’s management gave a presentation to Apexigen’s management by video conference, which provided a general overview of Pyxis Oncology. During this presentation, Apexigen’s management asked questions and Pyxis Oncology’s management answered questions and provided information regarding Pyxis Oncology and its business. In addition, on the same day, Pyxis Oncology sent another revised draft of the Pyxis LOI to Apexigen. This draft of the Pyxis LOI provided for a fixed relative ownership split with Pyxis Oncology’s stockholders owning 88% of the post-closing combined company and Apexigen’s stockholders owning 12% of the post-closing combined company, to account for an increase in the share price of Pyxis Oncology common stock that occurred in March 2023. The draft of the Pyxis LOI also permitted Apexigen to negotiate any royalty or similar transactions but required the written consent of Pyxis Oncology prior to entering into any such transactions. The draft of the Pyxis LOI further provided that Pyxis Oncology would allow Apexigen to nominate one director to the Pyxis Oncology Board upon the closing of the transaction.

Also on March 27, 2023, Apexigen received an unsolicited non-binding formal offer letter from Party B, which contemplated a stock-for-stock merger by which Party B would merge into a subsidiary of Apexigen (the “Party B Proposal”). Aside from Party B’s contacts with Ladenburg earlier in March 2023, Apexigen had no interactions with Party B regarding a combination of the companies prior to the receipt of the Party B proposal. Party B valued itself at $200 million and valued Apexigen at $15 million, assuming Apexigen would have $5 million in net cash at closing and ascribing $10 million to Apexigen’s public listing, which would result in Party B’s stockholders owning 94.3% of the post-closing combined company and Apexigen’s stockholders owning 5.7% of the post-closing combined company. The Party B Proposal also contemplated a potential concurrent PIPE financing of $60 million. Party B was primarily interested in Apexigen’s public listing and the net cash Party B assumed Apexigen would have at the closing, and the post-closing combined company would be focused on developing Party B’s product candidates.

On March 30, 2023, certain members of the Apexigen Board, certain members of Apexigen’s management, representatives of Ladenburg, and representatives of Wilson Sonsini met by video conference to, amongst other things, review the revised Pyxis LOI and the Party B Proposal. Dr. Zabrowski recused himself from the meeting due to his interest in Decheng, an investor in Party B. After the presentation and discussions, the Apexigen Board concluded that the Party B Proposal did not provide enough value to Apexigen’s stockholders and the transaction would present a number of risks to completion, including with respect to the required PIPE financing. As a result, the Apexigen Board instructed management to let the Party B Proposal lapse and to focus on negotiating with and executing a term sheet with Pyxis Oncology.

Later in the day of March 30, 2023, certain members of Apexigen’s management, representatives of Ladenburg, and certain members of Pyxis Oncology’s management had a call to discuss the terms of the revised Pyxis LOI. After this call, Apexigen sent another revised draft of the Pyxis LOI to Pyxis Oncology which (i) finalized the fixed 88%/12% ownership split between the parties, (ii) deleted the concept that Apexigen would continue to attempt to negotiate further royalty or similar transactions, (iii) deleted the closing cash liabilities requirement that was applicable to Apexigen, and (iv) finalized that Pyxis Oncology would allow Apexigen to nominate one director to the Pyxis Oncology Board upon the closing of the transaction.

On March 31, 2023, Dr. Yang sent by e-mail a nonconfidential overview deck on Apexigen and draft mutual non-disclosure agreement to Party F.

On April 4, 2023, a representative of Party E called a representative of Apexigen and stated that Party E was preparing a potential offer for the purchase by Party E of certain royalty payment rights under one of Apexigen’s existing license agreements.

On April 5, 2023, Pyxis Oncology sent another revised draft of the Pyxis LOI to Apexigen. This draft of the Pyxis LOI provided (i) for a fixed relative ownership split with Pyxis Oncology’s stockholders owning 92% of the post-closing combined company and Apexigen’s stockholders owning 8% of the post-closing combined company, and (ii) that Dr. Yang would be retained by Pyxis Oncology from closing through the end of 2023, but the details of his employment with Pyxis Oncology would be determined at a later date. Drs. Sullivan and Yang spoke by phone regarding the revisions to the Pyxis LOI and recent changes in Pyxis Oncology’s and Apexigen’s stock prices. After this call, Pyxis Oncology sent a further revised draft of the Pyxis LOI to Apexigen. This draft of the Pyxis LOI provided that the fixed 92% / 8% ownership split would only be subject to adjustment based on the net cash delivered by Apexigen at closing.

On April 6, 2023, the Apexigen Board, certain members of Apexigen’s management, representatives of Ladenburg, and representatives of Wilson Sonsini met by video conference to review and discuss the latest draft of the Pyxis LOI. Ladenburg presented pro forma relative ownership outcomes between Apexigen and Pyxis Oncology based on (i) the price of both companies’ common stock on April 5, 2023, (ii) the 15-day volume-weighted average price of both companies’ common stock, and (iii) the 30-day volume-weighted average price of both companies’ common stock. Ladenburg recommended to the Apexigen Board and management to move forward with the latest proposal from Pyxis Oncology because the ownership split accurately represented the relative market capitalizations of both companies and Pyxis Oncology was willing to accept Apexigen’s projected negative $8 million net cash position at closing.

After the Apexigen board meeting on April 6, 2023, Apexigen and Pyxis Oncology agreed on, and executed, a final Pyxis LOI (the “Final LOI”) setting forth the terms for the transaction. The Final LOI was non-binding (except with respect to certain terms) and provided that Pyxis Oncology would acquire Apexigen for consideration comprised entirely of shares of Pyxis Oncology common stock in a fixed exchange ratio of 0.1305:1, which would result in Pyxis Oncology’s stockholders owning 92% of the post-closing combined company and Apexigen’s stockholders owning 8% of the post-closing combined company. The Final LOI also provided that, among other things, (i) for 15 days, if either party received or reasonably considered a bona fide proposal for a business combination transaction, then the receiving party would promptly notify the other party, with such notification only applicable to a maximum of three offers applicable to each party, (ii) Pyxis Oncology would allow Apexigen to nominate one director to the Pyxis Oncology Board upon the closing of the transaction, Pyxis Oncology would assume the existing equity incentive plans of Apexigen, (iv) the shares received by Apexigen stockholders as consideration would be registered shares of Pyxis Oncology common stock and (v) Dr. Yang would be retained by Pyxis Oncology from closing through the end of 2023, but the details of his employment with Pyxis Oncology would be determined at a later date, and Pyxis Oncology would review the Apexigen employee pool to determine which other employees would be retained after the closing of the transaction. See the section entitled “Financial Interests of Apexigen’s Directors and Executive Officers in the Merger.” The transaction would not be conditioned upon any financing but would require the approval of the Pyxis Oncology Board and of the Apexigen Board and stockholders.

On April 10, 2023, Dr. Yang was introduced to a business advisor by a mutual business acquaintance to facilitate a potential discussion regarding Apexigen’s strategic alternatives process. Dr. Yang and the advisor met later that day and Dr. Yang noted that the advisor was working with a private company (“Party G”) that was interested in pursuing a reverse merger transaction and had a pipeline that would be complementary to Apexigen’s.

On April 11, 2023, Dr. Yang met by video conference with Party G to discuss Party G’s potential participation in Apexigen’s strategic alternatives process.

Also on April 11, 2023, Apexigen and Party F entered into a mutual non-disclosure agreement.

In addition, on April 11, 2023, Apexigen received notice (the “Notice”) from Nasdaq that the closing bid price for its common stock had been below $1.00 per share for the previous 30 consecutive business days, and that Apexigen was therefore not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(1) for continued inclusion on The Nasdaq Capital Market. The Notice started a 180-day compliance period in which Apexigen would need to regain compliance if the closing price of its common stock was at least $1.00 per share for a minimum of ten consecutive business days.

On April 14, 2023, Apexigen and Party G entered into a mutual non-disclosure agreement. On that same date, Apexigen granted management and team members of Party F access to its virtual data room for the purpose of conducting business and financial due diligence.

On April 18, 2023, Sidley Austin LLP (“Sidley”), Pyxis Oncology’s legal counsel, provided an initial draft of the Merger Agreement to Wilson Sonsini and members of Apexigen’s management.

On April 20, 2023, Apexigen’s management gave a presentation to Party F’s management by video conference, which provided a general overview of Apexigen.

On April 21, 2023, the mutual bona fide competing transaction notice period specified in the Pyxis LOI expired.

On April 21, 2023, Apexigen’s management gave a presentation to Party G’s management by video conference, which provided a general overview of Apexigen.

On April 24, 2023, Apexigen granted management and team members of Party G access to Apexigen’s virtual data room for the purpose of conducting business and financial due diligence.

On April 25, 2023, Apexigen’s management and Party F’s management met for the purpose of having Apexigen further review its business, to address Party F’s due diligence questions and to continue discussions about a potential strategic transaction.

Also on April 25, 2023, Apexigen received a formal proposal from Party D for a non-exclusive license of Apexigen’s APXiMAB platform. Apexigen later determined that, because of the negotiation status and terms of the proposed merger with Pyxis Oncology, the offer from Party D was not attractive enough to pursue further discussions Party D at that time.

On April 26, 2023, Apexigen received a non-binding oral offer from Party E to purchase from Apexigen certain royalty payment rights under an existing license agreement.

On April 28, 2023, Wilson Sonsini provided comments to the first draft of the Merger Agreement to Sidley, and Sidley provided an initial draft of the form of Voting Agreement to Wilson Sonsini. On that same date, Dr. Yang held a telephone call with Dr. Sullivan to discuss the Party D and Party E proposals and the opportunity to improve Apexigen’s cash position at closing if either of these two transactions were consummated. Drs. Yang and Sullivan also discussed the changes in the relative valuation between Apexigen and Pyxis Oncology since the execution of the Final LOI given the change in the prices for the common stock, and the exchange ratio and the allocation of value between Apexigen and Pyxis Oncology. Later that day, a representative of Ladenburg held a telephone call with a representative of Torreya to discuss the topics covered by Drs. Yang and Sullivan on their call earlier that day.

Between April 28, 2023 and May 23, 2023, Wilson Sonsini and Sidley exchanged revised drafts of the Merger Agreement and the related ancillary agreements and engaged in negotiations of such documents and agreements.

On May 1, 2023, Dr. Yang held a telephone call with Dr. Sullivan as a follow up to the discussions they had on April 28, 2023, and to propose revising the post-closing ownership split between Apexigen and Pyxis Oncology so that Pyxis Oncology’s stockholders would own 90% of the post-closing combined company and Apexigen’s stockholders would own 10% of the post-closing combined company.

Also on May 2, 2023, certain members of Apexigen’s management and Party D’s management had a phone call to discuss Party D’s license proposal.

On May 2, 2023, Apexigen and Pyxis Oncology conducted a meeting by video conference where Pyxis Oncology agreed to the revised 90%/10% ownership split. Apexigen later determined that, because of the negotiation status and terms of the proposed merger with Pyxis Oncology, the Party D and Party E proposals were not attractive enough to pursue further discussions at that time.

On May 4, 2023, the Apexigen Board, certain members of Apexigen’s management, and representatives of Wilson Sonsini met by video conference to discuss, amongst other things, the status of Merger Agreement negotiations with Pyxis Oncology, including the ownership split of 90%/10%, and the status of discussions with other parties for a strategic transaction. The Apexigen Board directed management to continue negotiations with Pyxis Oncology with the goal of announcing the transaction on or about May 24, 2023 (which was the date requested by Pyxis Oncology). At this time, as a standalone entity and without proceeds from a potential financing or other transaction, Apexigen anticipated that its current cash position would only be sufficient to fund its operations into the third quarter of 2023.

Also on May 4, 2023, certain members of Apexigen’s management and Party F’s management met by video conference to discuss the strategic transaction process.

On May 8, 2023, certain members of Apexigen’s management and Party G’s management met to discuss Apexigen and the strategic transaction process. Later that day, a representative of Party G emailed to Dr. Yang certain terms that Party G planned to include in a non-binding letter of intent regarding a proposed reverse merger between Party G and Apexigen, including that Party G’s stockholders would own 85% of the post-closing combined company and Apexigen’s stockholders would own 15% of the post-closing combined company (the “Party G Email”).

On May 9, 2023, Dr. Yang emailed the Apexigen Board forwarding the Party G Email, providing an update on discussions with Party G and noting that Party G planned to send Apexigen a non-binding letter of intent on May 11, 2023.

Also on May 9, 2023, certain members of Apexigen’s management and Party D’s management met by video conference to discuss Party D’s proposed revisions to their license proposal. During this meeting, Apexigen’s management informed Party D’s management that it would be unable to pursue Party D’s license proposal further in favor of the alternative transactions that Apexigen was pursuing.

On May 11, 2023, Party E sent to Apexigen an initial draft of an agreement between Party E and Apexigen pursuant to their previous oral offer. Later that day, a representative of Apexigen held a telephone call with a representative of Party E to discuss the status of Apexigen’s strategic transaction process and its impact on Apexigen’s willingness to accept the proposal that Party E had made. As noted above, given that Apexigen was going to proceed with the Pyxis Oncology transaction, the Apexigen Board determined that further discussions with Party E were no longer warranted.

In addition, on May 11, 2023, certain members of the Apexigen Board and management met with Dr. Sullivan by video conference and Dr. Sullivan reviewed certain matters regarding Pyxis Oncology, including regarding its culture, organization and development plans. After Dr. Sullivan departed the video conference, members of Apexigen’s management provided the members of the Apexigen Board present an update on the status of discussions with Pyxis Oncology, Party F and Party G.

Also, on May 11, 2023, certain members of Apexigen’s management and Party F’s management met by video conference to discuss the strategic transaction process. As noted above, given that Apexigen was going to proceed with the Pyxis Oncology transaction, the Apexigen Board determined that further discussions with Party F were no longer warranted.

In addition, on May 11, 2023, Apexigen received a non-binding letter of intent and term sheet from Party G for a reverse merger transaction, which contemplated that Apexigen would acquire all of the outstanding equity of Party G (the “Party G Proposal”). Party G valued itself at $218 million and valued Apexigen at $38 million, which would result in Party G’s stockholders owning 85% of the post-closing combined company and Apexigen’s stockholders owning 15% of the post-closing combined company. The Party G Proposal also contemplated a potential concurrent PIPE financing of $40 million. Later that day, Apexigen management shared this letter of intent with the Apexigen Board for review and discussion.

On May 12, 2023, a representative of Ladenburg had a telephone call with a representative of a financial advisor to Party G regarding Party G’s financing and strategic transaction efforts, prospects for a concurrent PIPE financing of $40 million and the sufficiency of such a financing considering Apexigen’s negative net cash balance, Party G’s current cash balance and the cash burn of the combined company.

On May 17, 2023, Party G provided representatives of Apexigen access to Party G’s virtual data room for the purpose of Apexigen conducting business and financial due diligence. In the days that followed, management of Apexigen caucused with the Apexigen Board and, with the input of Ladenburg, management and the Apexigen Board determined that the Party G offer was not worth pursuing for a number of reasons, including, among other things, that the proposed PIPE transaction in connection with the Party G offer was not feasible, Party G would require some time to prepare GAAP financial statements in order to be ready to report as a public company, and Party G had attempted some other strategic transactions that had not succeeded, all leading to significant execution and timing risk on any potential transaction with Party G which, given Apexigen’s cash position, was not feasible. In the view of Apexigen management and the Apexigen Board, the risks of the Party G potential transaction did not present it as a viable alternative to the overall attractiveness of the Pyxis Oncology transaction.

On May 23, 2023, in a meeting that included a presentation of the legal duties and the terms of the Merger Agreement and related transactions, and a presentation of the fairness opinion by Ladenburg, as described in further detail below, the Apexigen Board approved Merger Agreement, the ancillary agreements and the transactions contemplated thereby.

On May 23, 2023, the parties executed the Merger Agreement and each of Apexigen’s directors and officers and an Apexigen stockholder holding greater than 5% of the outstanding shares of Apexigen common stock entered into the Voting Agreements with Pyxis Oncology.

On May 24, 2023, Pyxis Oncology and Apexigen issued a joint press release announcing the execution of the Merger Agreement, held a joint investor call, and each filed a Current Report on Form 8-K providing a summary of certain key terms of the Merger Agreement and the related transactions. Management of Apexigen then terminated access to the virtual data room to all parties other than Pyxis Oncology on May 24, 2023 and sent letters to all parties other than Pyxis Oncology to destroy all confidential information that Apexigen had provided to these other parties pursuant to mutual non-disclosure agreements between Apexigen and each of these other parties.

Pyxis Oncology’s Reasons for the Merger

After careful consideration, the Pyxis Oncology Board determined the Merger Agreement and the Merger to be advisable and in the best interests of Pyxis Oncology and its stockholders and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the issuance of Pyxis Oncology common stock in connection with the Merger as contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement.

In evaluating the Merger Agreement and the Merger, the Pyxis Oncology Board held numerous meetings and consulted with its management and financial, accounting and legal advisors and considered a number of positive factors in favor of the Merger, including but not limited to the following (not necessarily in order of relative importance):

●	The potential long-term strategic benefits of the Merger, including:

o

The combined company’s ability to leverage Apexigen’s antibody-discovery platform, APXiMAB, to use with Pyxis Oncology’s Flexible Antibody Conjugation Technology (FACT) ADC toolkit licensed from Pfizer, to support and potentially accelerate Pyxis Oncology’s existing ADC initiatives and the combined company’s capability to design and produce novel next-generation ADC candidates with improved potency, stability and tolerability;

o

The potential value provided to the combined company by acquiring sotiga, a Phase II CD40 agonist that has been evaluated in more than 500 patients in clinical trials and demonstrated strong activity, including rapid, deep and durable responses and a favorable tolerability profile, across multiple difficult-to-treat tumor types. In a Phase II trial, sotiga in combination with nivolumab has demonstrated strong activity in melanoma patients who are refractory to anti-PD-(L)1, with a 15.2% partial response rate and a 30.3% stable disease rate along with a favorable tolerability profile. The expansion of the combined company’s clinical pipeline focused on multiple difficult-to-treat tumors is displayed below:

and

o	The benefit to the combined company of Apexigen’s royalty stream from antibody licensing and its potential to increase in value as the related clinical assets advance through their respective clinical and commercial pathways. The aggregate payments received by Apexigen from these relationships as of March 31, 2023 included milestone payments of approximately $3.6 million, upfront or execution payments of approximately $1.9 million, and other service-related payments of approximately $0.3 million. Apexigen had also recorded $6.2 million in deferred revenue relating to certain royalty payments made under the ESBATech Agreement as of March 31, 2023.

●	The expected cash resources of the combined company and its ability to maintain Pyxis Oncology’s cash runway into the first half of 2025 while keeping the PYX-201 and PYX-106 programs on track.

The Pyxis Oncology Board also considered various risks associated with Apexigen and the Merger, including the risks described in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Apexigen’s Reasons for the Merger; Recommendation of the Apexigen Board

On May 23, 2023, the Apexigen Board: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Apexigen and its stockholders; (2) approved the execution and delivery of the Merger Agreement by Apexigen, the performance by Apexigen of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein; (3) recommended that the stockholders of Apexigen adopt the Merger Agreement and approve the transactions contemplated thereby; and (4) directed that the adoption of the Merger Agreement be submitted for consideration by the stockholders of Apexigen at a meeting thereof.

The Apexigen Board recommends that Apexigen stockholders vote “FOR” the Apexigen merger proposal and “FOR” the Apexigen adjournment proposal.

Reasons for the Merger

In evaluating the Merger Agreement and the Merger, the Apexigen Board held numerous meetings and consulted with its management and financial, accounting and legal advisors and considered a number of positive factors in favor of the Merger, including but not limited to the following (not necessarily in order of relative importance):

●

Results of Strategic Review Process. The Merger was the result of a comprehensive strategic review process. The Apexigen Board considered that, at Apexigen’s direction, representatives of Ladenburg, together with representatives of Apexigen management and the Apexigen Board, affirmatively contacted a number of companies (including Pyxis Oncology) concerning their interest in a potential strategic transaction with Apexigen. See the section entitled “Background of the Merger” for further information about the strategic review process. The Apexigen Board considered the nature of the engagement by each of these potential acquirors and that, of these potential acquirers, only Pyxis Oncology made a proposal for an acquisition of Apexigen that was capable of being accepted and proceeding to closing within a timely manner.

●	Aggregate Value of Merger Consideration.

o

The Apexigen Board’s belief, as a result of arm’s length negotiations with Pyxis Oncology and taking into account the Apexigen Board’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Apexigen on a historical and prospective basis, that (i) Apexigen and its representatives negotiated the most favorable Exchange Ratio that Pyxis Oncology was willing to agree to, (ii) measured against the longer-term execution risks described above, the Exchange Ratio reflects a fair and favorable price for shares of Apexigen common stock and (iii) the terms of the Merger Agreement include the most favorable terms to Apexigen in the aggregate to which Pyxis Oncology was willing to agree, and which provide a high level of closing certainty.

o	The fact that the Exchange Ratio represented an implied value per share of Apexigen common stock of approximately $0.64 based on the closing price of Pyxis Oncology common stock as of May 23, 2023 (the trading day immediately prior to the date of the announcement of the Merger), which represented a premium of approximately 61% to Apexigen’s closing stock price on May 23, 2023. Further, the Apexigen Board considered that the fixed Exchange Ratio provides certainty to Apexigen’s stockholders as to their pro forma ownership of approximately 10% of the combined company following completion of the Merger while providing Apexigen stockholders the opportunity to benefit from any increase in the trading price of Pyxis Oncology common stock before the closing of the Merger.

●

Fairness Opinion.  The oral opinion of Ladenburg, subsequently confirmed in writing, that, as of May 23, 2023, and based upon the various assumptions and limitations set forth therein, and such other factors that Ladenburg deemed relevant, the Exchange Ratio was fair, from a financial point of view, to the holders of Apexigen common stock, as more fully described below under the caption “The Merger⸺Opinion of Apexigen’s Financial Advisor.”

●

Participation in the Combined Company.  The Apexigen Board’s belief, based in part on a scientific diligence and analysis process conducted by Apexigen’s management and reviewed with the Pyxis Oncology Board, that with respect to Pyxis Oncology’s product pipeline and the potential market opportunity for Pyxis Oncology’s products, that Pyxis Oncology’s product candidates represent a sizeable potential market opportunity, and may create value for the stockholders of the combined company and an opportunity for Apexigen’s stockholders to participate in the potential growth of the combined company.

●

Standalone Considerations.  The Apexigen Board’s belief that maintaining Apexigen as an independent stand-alone company involved significant risk, taking into account Apexigen’s business, operational and financial status and prospects, including its cash position, and the need to raise significant additional financing for the continued development of its clinical product candidates in a volatile market. The Apexigen Board was not provided with any forward-looking projections of Apexigen’s business other than projected net cash balance.

●

Favorable Value.  The Apexigen Board’s belief, after a thorough review of strategic alternatives and discussions with Apexigen’s management, financial advisors and legal counsel, that the Merger is more favorable to Apexigen’s stockholders than the potential value that might have resulted from other strategic or financing options available to Apexigen.

●	Potential Strategic Benefits

o

The Apexigen Board’s belief that the combined company will be able to achieve substantial synergies and be better positioned to meaningfully accelerate growth initiatives and pursue additional opportunities;

o

The Apexigen Board’s belief in the combined company’s ability to leverage Apexigen’s antibody-discovery platform, APXiMAB, to use with Pyxis Oncology’s FACT ADC toolkit licensed from Pfizer, to support and potentially accelerate Pyxis Oncology’s existing ADC initiatives and the combined company’s capability to design and produce novel next-generation ADC candidates with improved potency, stability and tolerability; and

o	The expected cash resources of the combined company, including a cash runway into the first half of 2025.

The Apexigen Board also reviewed the terms and conditions of the Merger Agreement and related transactions, as well as the safeguards and protective provisions included therein intended to mitigate risk, including the following:

●

The fact that the Exchange Ratio is fixed and will not fluctuate based upon changes in the stock price of Pyxis Oncology or Apexigen prior to the completion of the Merger and provides certainty to Apexigen’s stockholders as to their pro forma ownership of approximately 10% of the combined company following completion of the Merger;

●

The limited number and nature of the conditions to Pyxis Oncology’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

●	Apexigen’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;

●	The Apexigen Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Apexigen stockholders vote in favor of the adoption of the Merger Agreement;

●

The reasonableness of the potential termination fee of $570,000 or reimbursement of certain transaction expenses of up to $800,000, which could become payable by Apexigen if the Merger Agreement is terminated in certain circumstances; and

●

The belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

The Apexigen Board also considered a variety of risks and other potentially negative factors, including, among other risks and factors, the following (not necessarily in order of relative importance):

●	The possible volatility of the trading price of Pyxis Oncology common stock and Apexigen common stock resulting from the announcement, pendency or completion of the Merger;

●

The risk that the Merger might not be consummated in a timely manner or at all, including the risks that Apexigen would have incurred substantial transaction and opportunity costs and that Apexigen’s business might be subject to substantial disruptions and delays that could adversely impact its business plan and prospects;

●	The alternative sources of capital available to Apexigen;

●	The restrictions the Merger Agreement imposes on Apexigen’s ability to solicit competing proposals;

●

The fact that Apexigen may be obligated to pay a termination fee of $570,000 or to reimburse Pyxis Oncology in an amount up to $800,000 for certain transaction expenses if the Merger Agreement is terminated in certain circumstances and the possibility that the termination fee or reimbursement obligations could potentially deter third parties from proposing an alternative transaction that may be more advantageous to Apexigen’s stockholders;

●	The likelihood of disruptive stockholder litigation following announcement of the Merger;

●	The early-stage clinical data of Pyxis Oncology’s product candidates, which, in the future, may not be successfully developed into products that are marketed and sold;

●

The possibility that the strategic, operational and financial benefits anticipated in connection with the Merger might not be realized, or would take longer to realize than expected, including that the anticipated synergies resulting from the Merger might not be achieved following the completion of the Merger;

●

The significant costs involved in connection with entering into the Merger Agreement and completing the Merger and the substantial time and effort of management required to consummate the Merger and combine the companies, including costs associated with potential related litigation;

●

The risk that the combined company may not have available sources of financing necessary to fund development of Pyxis Oncology’s and Apexigen’s product candidates to upcoming value inflection points; and

●

Various other risks associated with the combined company and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus and in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022.

In view of the factors considered in connection with its evaluation of the proposed Merger and the complexity of these matters, the Apexigen Board did not find it practicable to, and did not, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed Merger and the Merger Agreement and to make its recommendation to its stockholders. In addition, individual members of the Apexigen Board may have given differing weights to different factors. In reaching its determination to approve the proposed Merger and the Merger Agreement, the Apexigen Board conducted an overall review of the factors described above, including through thorough discussions with its management and outside legal and financial advisors. The Apexigen Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger.

The Apexigen Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Apexigen Board. The explanation of the factors and other information presented in this section may contain forward-looking statements and, therefore, should be read in light of the factors discussed in the section entitled “Special Note Regarding Forward-Looking Statements” of this proxy statement/prospectus.

Opinion of Apexigen’s Financial Advisor

As stated above, pursuant to an engagement letter dated December 27, 2022 (the “Ladenburg Engagement Letter”), Apexigen retained Ladenburg to act as its financial advisor in connection with the Merger and to render its opinion to the Apexigen Board as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of Apexigen common stock. On May 23, 2023, at the request of the Apexigen Board, Ladenburg rendered its oral opinion to the Apexigen Board, subsequently confirmed in writing (the “Opinion”), that as of the date of such Opinion and based upon the various assumptions and limitations set forth therein, and such other factors that Ladenburg deemed relevant, the Exchange Ratio of 0.1725 was fair, from a financial point of view, to the holders of Apexigen common stock.

The full text of the Opinion is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Apexigen encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. Ladenburg provided the Opinion for the benefit and use by the Apexigen Board in its consideration of the financial terms of the Merger and it does not address any other aspect or implication of the Merger. The Opinion is not a recommendation to the Apexigen Board of whether or not to approve the Merger or to any holder of Apexigen common stock or any other person as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.

In connection with the Opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

●

Reviewed a draft of the Merger Agreement dated May 22, 2023 (the “Draft Merger Agreement”). The Draft Merger Agreement was the most recent draft made available to Ladenburg prior to the delivery of the Opinion;

●

Reviewed and analyzed certain publicly available financial and other information for each of Apexigen and Pyxis Oncology, respectively, including equity research on comparable companies, and certain other relevant financial and operating data furnished to Ladenburg by the management of each of Apexigen and Pyxis Oncology, respectively;

●	Reviewed and analyzed certain relevant historical financial and operating data concerning Pyxis Oncology;

●

Discussed with certain members of the management of Apexigen and Pyxis Oncology the historical and current business operations, financial condition and prospects of Apexigen and Pyxis Oncology, respectively;

●

Reviewed and analyzed certain operating results of each of Apexigen and Pyxis Oncology as compared to operating results and the reported price and trading histories of certain comparable publicly traded companies that Ladenburg deemed relevant;

●

Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected comparable business combinations that Ladenburg deemed relevant;

●	Reviewed and analyzed certain financial terms of completed initial public offerings for certain comparable companies that Ladenburg deemed relevant;

●	Reviewed certain pro forma financial effects of the Merger;

●	Reviewed and analyzed certain Pyxis Oncology and Apexigen financial analyses regarding cash burn and projections as to cost and expenses; and

●

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg deemed relevant for the purposes of rendering the Opinion.

In conducting its review and arriving at the Opinion, Ladenburg, with the consent of the Apexigen Board, assumed and relied upon, without independent verification or investigation, the accuracy and completeness of all financial and other information provided to or discussed with Ladenburg by Apexigen and Pyxis Oncology, respectively (or their respective employees, representatives or affiliates), or which was publicly available or was otherwise made available to it by Apexigen or Pyxis Oncology, respectively. Ladenburg did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg relied upon, without independent verification, the assessment of Apexigen management and Pyxis Oncology management as to the viability of, and risks associated with, the current and future products and services of Pyxis Oncology (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg did not conduct, nor did it assume any obligation to conduct, any physical inspection of the properties or facilities of Apexigen or Pyxis Oncology. Ladenburg, with the Apexigen Board’s consent, relied upon the assumption that all information provided to it by Apexigen and Pyxis Oncology was accurate and complete in all material respects. To the extent that such information included estimates and forecasts of future financial performance prepared by or reviewed with the management of Apexigen or Pyxis Oncology, as applicable, Ladenburg assumed such estimates and forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgements of such management.

In the Opinion, Ladenburg expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion of which it becomes aware after the date of the Opinion. For purposes of the Opinion, Ladenburg assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Apexigen or Pyxis Oncology since the date of the last financial statements made available to it. Ladenburg did not obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Apexigen or Pyxis Oncology, nor was Ladenburg furnished with such materials. In addition, Ladenburg did not evaluate the solvency or fair value of Apexigen or Pyxis Oncology under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Opinion does not address any legal, tax or accounting matters related to the Merger, as to which it assumed that Apexigen and the Apexigen Board had received such advice from legal, regulatory, tax and accounting advisors as each had determined appropriate. The Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of Apexigen common stock. Ladenburg expressed no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Opinion was necessarily based upon financial, economic and market conditions and other circumstances as they existed and could be evaluated by Ladenburg on the date of the Opinion. Ladenburg cautioned that it should be understood that although subsequent developments may affect the Opinion, Ladenburg does not have any obligation to update, revise or reaffirm the Opinion and Ladenburg expressly disclaimed any responsibility to do so.

Ladenburg did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board (“FASB”), or any similar foreign regulatory body or board. For purposes of rendering the Opinion, Ladenburg assumed in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without waiver or amendment of any term or condition thereof. Ladenburg also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on Apexigen, Pyxis Oncology or the contemplated benefits of the Merger. Ladenburg assumed that the Merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Ladenburg noted that the Apexigen Board had informed it, and it had assumed, that the Merger was intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

The Opinion was intended for the benefit and use of the Apexigen Board in its consideration of the financial terms of the Merger and, except as set forth in the Ladenburg Engagement Letter, cannot be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that Ladenburg agreed that the Opinion could be included in its entirety in any filing related to the Merger to be filed with the SEC and the proxy statement to be mailed to the holders of Apexigen common stock.

The Opinion does not constitute a recommendation to the Apexigen Board of whether or not to approve the Merger or to any holder of Apexigen common stock or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. The Opinion does not address Apexigen’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Apexigen. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Apexigen and Pyxis Oncology, will trade at any time, including following the announcement or consummation of the Merger. Ladenburg was not requested to opine as to, and the Opinion does not in any manner address, the fairness in amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of Apexigen common stock in connection with the Merger pursuant to the Merger Agreement. The Opinion was reviewed and approved by Ladenburg’s fairness opinion committee.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Ladenburg to arrive at the Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below and reviewed with the Apexigen Board the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Apexigen and Pyxis Oncology.

Transaction Overview as of the Date of the Opinion

Based upon the fixed Exchange Ratio of 0.1725, Ladenburg estimated that at the closing of the Merger, each issued and outstanding share of Apexigen common stock would be converted into the right to receive 0.1725 of a validly issued, fully paid and nonassessable share of Pyxis Oncology common stock resulting in the following pro-forma ownership allocations: (a) the holders of outstanding shares of Pyxis Oncology common stock as of immediately prior to the Merger would own approximately 90.0% of the outstanding shares of the pro-forma entity immediately after the closing of the Merger, and (b) the holders of outstanding shares of Apexigen common stock as of immediately prior to the Merger would own approximately 10.0% of the outstanding shares of the pro-forma entity immediately after the closing of the Merger.

Pyxis Oncology Valuation

Ladenburg multiplied the Pyxis Oncology common stock closing share price of $3.62 as of May 22, 2023 by the pro-forma number of shares of Pyxis Oncology common stock expected to be outstanding at July 31, 2023 (38,245,287 shares of Pyxis Oncology common stock common stock outstanding as of May 22, 2023 plus 1,271,650 RSUs anticipated to vest by July 31, 2023) to derive the estimated Pyxis Oncology post-closing equity value of $143.1 million.

Implied Apexigen Valuation

Ladenburg derived the implied Apexigen valuation by first dividing the pro-forma number of shares of Pyxis Oncology common stock expected to be outstanding as of July 31, 2023 (39,516,937) by the 90% fixed pro-forma ownership allocation equaling 43,907,708 pro-forma shares outstanding. After subtracting the shares of Pyxis Oncology common stock outstanding to derive the post-closing shares of Apexigen common stock (4,390,771), Ladenburg multiplied the post-closing shares of Apexigen common stock by the Pyxis Oncology common stock closing share price of $3.62 as of May 22, 2023 to derive the implied Apexigen valuation of $15.9 million.

Analysis of Selected Publicly Traded Companies

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Pyxis Oncology within the biopharmaceutical industry, Ladenburg selected financial data of 32 publicly traded companies (referred to as the “Selected Publicly Traded Companies”). Each of the Selected Publicly Traded Companies had a lead candidate in the Preclinical to Phase I stage of clinical development and focused on oncology. Although the companies referred to below were used for comparison purposes, none of those companies were directly comparable to Pyxis Oncology. In its evaluation, Ladenburg did not exercise any judgement or exclusionary practices to add or remove relevant companies that fit within such parameters. Accordingly, an analysis of the results of such a comparison was not purely mathematical but instead involved complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on May 22, 2023. The Selected Publicly Traded Companies were:

Company Name	Market Capitalization ($million)	Debt ($million)	Cash ($million)	Enterprise Value ($million)
Nuvalent, Inc.	2,316.0	0.0	450.5	1,865.6
Sana Biotechnology, Inc.	1,442.0	114.5	349.3	1,207.2
Tyra Biosciences, Inc.	616.7	2.6	241.7	377.6
Janux Therapeutics, Inc.	565.6	25.5	316.9	274.3
Nuvectis Pharma, Inc.	268.5	0.0	15.5	253.1
Theseus Pharmaceuticals, Inc.	451.1	3.9	236.6	218.3
Nurix Therapeutics, Inc.	469.2	10.7	277.1	202.8
Carisma Therapeutics, Inc.	197.7	40.2	52.0	185.9
Ocean Biomedical, Inc.	178.4	1.2	0.0	179.6
Lyell Immunopharma, Inc.	721.4	66.6	612.8	175.2
Immuneering Corporation	239.8	4.7	91.5	153.0
Ikena Oncology, Inc.	258.1	5.3	137.8	125.6
Prelude Therapeutics Incorporated	286.2	1.4	172.3	115.3
TScan Therapeutics, Inc.	77.3	85.3	95.6	67.0
Adicet Bio, Inc.	271.5	23.5	231.6	63.3
MiNK Therapeutics, Inc.	71.6	0.0	14.9	56.7
Atreca, Inc.	45.4	63.0	56.4	52.1
ORIC Pharmaceuticals, Inc.	235.8	2.7	189.6	48.9
CytoMed Therapeutics Limited	31.1	3.1	1.2	33.0
Oncorus, Inc.	8.2	68.4	62.2	14.4
Kiromic BioPharma, Inc.	4.4	12.0	2.1	14.3
Xilio Therapeutics, Inc.	86.4	18.2	93.3	11.4
Senti Biosciences, Inc.	42.0	38.1	77.4	2.7
Century Therapeutics, Inc.	201.1	52.0	251.5	1.7
Hillstream BioPharma, Inc.	6.5	0.0	6.5	(0.0)
Vincerx Pharma, Inc.	34.1	3.3	39.8	(2.4)
GT Biopharma, Inc.	11.6	0.2	16.5	(4.7)
Kinnate Biopharma Inc.	188.2	3.9	201.0	(8.9)
Nkarta, Inc.	215.8	91.3	323.3	(16.2)
Shattuck Labs, Inc.	110.4	4.0	135.5	(21.1)
Werewolf Therapeutics, Inc.	90.2	14.7	129.3	(24.4)
ESSA Pharma Inc.	131.0	0.1	157.0	(25.9)

The Selected Publicly Traded Companies had implied total enterprise values between negative $25.9 million and $1.8 billion. Ladenburg derived a median implied total enterprise value of $54.4 million for the Selected Publicly Traded Companies. Ladenburg then utilized the 25th and 75th percentile of implied total enterprise values to exclude potential outliers and provide a more representable sample of companies in its analysis. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Pyxis Oncology (by subtracting $18.9 million of Pyxis Oncology’s operating lease liabilities without taking into account any offset of the operating lease right-to-use assets as of December 31, 2022 and by adding an estimated $147.5 million of Pyxis Oncology cash based on information provided by Pyxis Oncology management), which was $129.8 million to $309.7 million. This compares to the Pyxis Oncology equity value as of May 22, 2023 of $143.1 million.

Analysis of Selected Precedent M&A Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 18 most recent merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in Preclinical or Phase 1 stage of clinical development and focused on oncology space (referred to as the “Selected Precedent M&A Transactions”). Although the Selected Precedent M&A Transactions were used for comparison purposes, none of the target companies were directly comparable to Pyxis Oncology. In its evaluation, Ladenburg did not exercise any judgement or exclusionary practices to add or remove relevant transactions that fit within such parameters. Accordingly, an analysis of the results of such a comparison was not purely mathematical, but instead involved complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Pyxis Oncology to which they were being compared. Ladenburg reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the date each was closed, were as follows below.

Selected Precedent M&A Transactions

Closed Date	Target	Acquirer	Stage of Dev.	Implied Enterprise Value ($million)*
1/16/2023	Neogene Therapeutics	AstraZeneca	Phase 1	200.0
9/26/2022	Good Therapeutics	Roche Holdings AG	Preclinical	250.0
8/11/2022	TeneoTwo	AstraZeneca	Phase 1	100.0
2/8/2022	Amunix Pharmaceuticals	Sanofi	Preclinical	1,000.0
12/29/2021	Lengo Therapeutics	Blueprint Medicines	IND	250.0
12/10/2021	Avidea Technologies	Vaccitech	Preclinical	40.0
12/10/2021	NBE-Therapeutics	Boehringer Ingelheim	Phase 1	1,429.8
10/19/2021	TeneoBio	Amgen	Phase 1	900.0
6/25/2021	Trigr Therapeutics	Compass Therapeutics	Phase 1	36.2
5/4/2021	Kuur Therapeutics	Athenex	Phase 1	70.0
7/13/2020	Pionyr Immunotherapeutics	Gilead Sciences	Preclinical	275.0
6/23/2020	Empirica Therapeutics Inc.	Century Therapeutics	Preclinical	6.0
5/6/2020	Neon Therapeutics	BioNTech	Preclinical	67.0
4/6/2020	Forty Seven	Gilead Sciences	Phase 1	4,900.0
12/26/2019	Xyphos Biosciences	Astellas	Preclinical	120.0
7/15/2019	Amal Therapeutics	Boehringer Ingelheim	Phase 1	365.8
7/4/2019	Nuevolution	Amgen	Preclinical	167.0
2/25/2019	Katana Biopharma Inc.	Theratechnologies Inc.	Preclinical	5.3

* Implied Enterprise Value Not Inclusive of Contingent Milestone Payments

The Selected Precedent M&A Transactions had total implied enterprise values between $5.3 million and $4.9 billion. Ladenburg derived a median total enterprise value of $183.5 million for the Selected Precedent M&A Transactions. Ladenburg then utilized the 25th and 75th percentile of implied total enterprise values to exclude potential outliers and provide a more representable sample of companies in its analysis. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Pyxis Oncology (by subtracting $18.9 million of Pyxis Oncology’s operating lease liabilities without taking into account any offset of the operating lease right-to-use assets as of December 31, 2022 and by adding an estimated $147.5 million of Pyxis Oncology cash based on information provided by Pyxis Oncology management), which was $196.4 million to $471.7 million. This compares to the Pyxis Oncology equity value as of May 22, 2023 of $143.1 million.

Analysis of Precedent Reverse Merger Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 64 most recent qualifying reverse-merger transactions of companies in the biopharmaceutical industry (referred to as the “Selected Precedent Reverse Merger Transactions”). Although the Selected Precedent Reverse Merger Transactions were used for comparison purposes, none of the target companies were directly comparable to Apexigen. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involved complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and the Merger to which they were being compared. Ladenburg reviewed the total premium to cash delivered to each target, along with other quantitative metrics. These transactions, including the date each was closed, were as follows below.

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($million)
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq: VLON)	$29
3/20/2023	CalciMedica	Graybug Vision (Nasdaq:GRAY)	$15
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq:SESN)	$15
2/23/2023	Enliven Therapeutics	Imara (Nasdaq:IMRA)	$10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE:RMED)	$4
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq:GMTX)	$10
12/27/2022	F351 (GNI Group)	Catalyst Biosciences (Nasdaq:CBIO)	$9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq:YMTX)	$26
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq:SBTX)	$5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq:IDRA)	$7
9/15/2022	Lisata therapeutics (Cend)	Caladrius Biosciences (Nasdaq:CLBS)	$25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq:EYES)	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq:SYRS)	Tyme Technologies (Nasdaq:TYME)	$8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS:APRE)	$15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq:APOP)	$13
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq:ARPO)	$15
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq:INDP)	$10
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq:CBLI)	NA
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq:MLND)	$19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq:OBLN)	$15
4/27/2021	Leading BioSciences, Inc.	Seneca Biopharma, Inc. (Nasdaq:SNCA)	$30
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq:AKER)	$5
3/31/2021	StemoniX Inc.	Cancer Genetics, Inc. (Nasdaq:CGIX)	$15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq:ANCN)	$15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq:SNSS)	$16
1/28/2021	Quellis Biosciences, Inc.	Catabasis Pharmaceuticals (Nasdaq:CATB)	$25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq:PTI)	$34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM:NTRP)	$4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	$23
11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq:REXN)	$16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM:MGEN)	$15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS:TORC)	$8
9/14/2020	Anelixis Therapeutics, LLC	Novus Therapeutics, Inc. (NasdaqCM:NVUS)	$5
7/6/2020	Kiq Bio LLC	Unum Therapeutics, Inc. (Nasdaq: UMRX)	$17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS:TOCA)	$8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS:ZFGN)	$5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq:CNAT)	$23
5/22/2020	Qualigen, Inc.	Ritter Pharmaceuticals (Nasdaq:RTTR)	NA
5/18/2020	Timber Pharmaceuticals	BioPharmX Corporation (AMEX:BPMX)	$16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM:OPGN)	$7
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (Nasdaq: PRTO)	$5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (Nasdaq: GEMP)	$8
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (Nasdaq: HAIR)	$20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (Nasdaq: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (Nasdaq: VICL)	$4
7/31/2019	ESSA Pharma (Nasdaq:EPIX)	Realm Therapeutics plc (Nasdaq: RLM)	$1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (Nasdaq: FLKS)	$4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (Nasdaq: OHRP)	$7
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (Nasdaq: GTXI)	$9

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($million)
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (Nasdaq: SBOT)	$2
5/9/2019	Armata Pharmaceuticals (f.k.a C3J)	Ampliphi Biosciences (NYSE: APHB)	$10
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (Nasdaq: ALQA)	$3
4/23/2019	Mereo BioPharma (AIM:MPH)	Oncomed Pharmaceuticals (Nasdaq: OMED)	$20
4/12/2019	Immunic AG	Vital Therapies, Inc. (Nasdaq:VTL)	$10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (Nasdaq: ORPN)	$5
3/18/2019	PDS Biotechnology Corporation	Edge Therapeutics, Inc. (Nasdaq: EDGE)	$5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (Nasdaq: ASNS)	$29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (Nasdaq:APRI)	$8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (Nasdaq: OVAS)	$5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (Nasdaq: VSAR)	$0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (Nasdaq: AVIR)	$44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (Nasdaq: MSDI)	$6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (Nasdaq: NEOT)	$29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals Corp (Nasdaq: ITEK)	$5

The Selected Precedent Reverse Merger Transactions had a mean and median value delivered for the public vehicle (net of cash) of $12.9 million and $10.0 million, respectively. These values were calculated by subtracting the cash of the acquired company from the total value attributed to the private company in the merger. This compares to the premium ascribed to Apexigen (net of cash) of $23.9 million given Apexigen’s implied valuation of $15.9 million and negative $8.0 million of cash.

Analysis of Precedent Strategic Reverse Merger Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 14 most recent qualifying strategically aligned reverse-merger transactions of companies in the biopharmaceutical industry in which the acquiring company continued, to some degree, to develop the programs from the acquired company (referred to as the “Selected Precedent Strategic Reverse Merger Transactions”). Although the Selected Precedent Strategic Reverse Merger Transactions were used for comparison purposes, none of the target companies were directly comparable to Apexigen. Accordingly, an analysis of the results of such a comparison was not purely mathematical, but instead involved complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and the Merger to which they are being compared. Ladenburg reviewed the total premium to cash delivered to each target, along with other quantitative metrics. These transactions, including the date each was closed, were as follows below.

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($million)
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq:YMTX)		$26
9/15/2022	Lisata therapeutics (Cend)	Caladrius Biosciences (Nasdaq:CLBS)		$25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq:EYES)	$	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq:SYRS)	Tyme Technologies (Nasdaq:TYME)		$8
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq:CBLI)	$	NA
3/31/2021	StemoniX Inc.	Cancer Genetics, Inc. (Nasdaq:CGIX)		$15
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM:NTRP)		$4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.		$23
5/18/2020	Timber Pharmaceuticals	BioPharmX Corporation (AMEX:BPMX)		$16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM:OPGN)		$7
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (Nasdaq: HAIR)		$20
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (Nasdaq: GTXI)		$9
4/23/2019	Mereo BioPharma (AIM:MPH)	Oncomed Pharmaceuticals (Nasdaq: OMED)		$20
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (Nasdaq: AVIR)		$44

The Selected Precedent Strategic Reverse Merger Transactions had a mean and median value delivered for the public vehicle (net of cash) of $18.0 million and $17.8 million, respectively. This compares to the premium ascribed to Apexigen (net of cash) of $23.9 million given Apexigen’s implied valuation of $15.9 million and negative $8.0 million of cash.

Analysis of Apexigen Volume Weighted Average Price

Ladenburg reviewed the average volume-weighted average price (“VWAP”) of shares of Apexigen common stock from November 2022 through May 2023 to analyze a VWAP for 180-day, 90-day, 60-day, 30-day period. Ladenburg then compared these VWAP prices (referenced below) to the closing share price as of May 22, 2023 and the implied transaction equity value per share (utilizing the Pyxis Oncology common stock closing share price of $3.62 as of May 22, 2023).

Time-Period	VWAP
180-Day	$1.01
90-Day	$0.62
60-Day	$0.47
30-Day	$0.42
Current (as of May 22, 2023)	$0.39

Implied Transaction Equity Value Per Share	$0.62

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believed, and advised the Apexigen Board, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Apexigen and Pyxis Oncology. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Apexigen, Pyxis Oncology, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and the Opinion were among several factors taken into consideration by the Apexigen Board in making its decision to approve the Merger Agreement and the Merger and the execution and delivery of the Merger Agreement by Apexigen and should not be considered as determinative of such decision.

Ladenburg was selected by the Apexigen Board to render an opinion to the Apexigen Board because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Ladenburg or certain of its affiliates, as well as investment funds in which it or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Apexigen, Pyxis Oncology or any other party that may be involved in the Merger and/or their respective affiliates. Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Ladenburg’s research analysts may hold views, make statements or investment recommendations and/or public research reports with respect to Apexigen and the proposed Merger that may differ from the views of its investment banking personnel.

Ladenburg is acting as Apexigen’s financial advisor in connection with the Merger and received an upfront fee of $250,000, which is not contingent of the consummation of the Merger or creditable against any other fees to be received by Ladenburg. Ladenburg will receive an additional fee of $1,000,000 for its services pursuant to the terms of the Ladenburg Engagement Letter, which is contingent upon the consummation of the Merger. Ladenburg has received a separate fee of $250,000 for rendering the Opinion, which was not contingent on the consummation of the Merger. In addition, Apexigen has agreed to reimburse Ladenburg for its expenses and indemnify it for certain liabilities that may arise out of its engagement. In the two years preceding the date of the Opinion, Ladenburg had not had a relationship with Apexigen and had not received any fees from Apexigen, except as described above. In the two years preceding the date of the Opinion, Ladenburg had not had a relationship with Pyxis Oncology or any of its affiliates and had not received any fees from Pyxis Oncology or any of its affiliates. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Apexigen and Pyxis Oncology and/or their respective affiliates and expect to receive fees for the rendering of these services.

Financial Interests of Apexigen’s Directors and Executive Officers in the Merger

In considering the recommendation of the Apexigen Board in favor of the Merger, you should be aware that Apexigen’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of Apexigen’s stockholders generally. The Apexigen Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Merger. Apexigen stockholders should take these interests into account in deciding whether to vote for adoption of the Merger Agreement and thereby approve the Merger. As described in more detail below, these interests include:

●

At the Effective Time of the Merger, each Apexigen Option and Apexigen RSU Award will receive the treatment described in the section entitled “The Merger Agreement—Treatment of Apexigen Options, RSUs, Warrants and ESPP Purchases” of this proxy statement/prospectus;

●	Dr. Yang, Mr. Duke, Dr. Hsu, Mr. Sarena and Ms. Wong will be eligible to receive severance benefits and accelerated vesting of equity awards in accordance with the Severance Plan;

●

In connection with the signing of the Merger Agreement and closing of the Merger, Mr. Sarena, Mr. Duke, and Ms. Wong are eligible for payment of a retention cash award and vesting of restricted stock units pursuant to retention awards granted by Apexigen;

●	In connection with the closing of the Merger, Dr. Yang is eligible for vesting of restricted stock units pursuant to the vesting schedule set forth in a retention award granted by Apexigen;

●

The expectation that following the Effective Time, Jakob Dupont, M.D. will be appointed to the Pyxis Oncology Board and be entitled to receive compensation for services as a member of the Pyxis Oncology Board as further described below under the heading “Future Arrangements with Pyxis Oncology;”

●

The expectation that following the closing of the Merger Dr. Yang will be hired by Pyxis Oncology and be entitled to receive compensation for his services as an employee of Pyxis Oncology as further described below under the heading “Future Arrangements with Pyxis Oncology;” and

●	At the closing of the Merger, the unvested options held by Apexigen’s non-employee directors will accelerate vesting.

Each of Xiaodong Yang, M.D., Ph.D., William Duke, Jr., Frank Hsu, M.D., Francis Sarena, and Amy Wong served as executive officers of Apexigen for a time during the period beginning with the 2022 fiscal year. The service relationship as executive officers of Apexigen will terminate immediately after the closing of the Merger, and, other than the employment relationship between Dr. Yang and Pyxis Oncology described below under the heading “Future Arrangements with Pyxis Oncology,” none have interests in the Merger other than as Apexigen’s stockholders generally, to the extent they remain Apexigen stockholders.

For further information with respect to the arrangements between Apexigen and its executive officers, directors and affiliates described in this section, as well as other arrangements between Apexigen and its executive officers, directors, and affiliates, please see Apexigen’s Annual Report on Form 10-K filed on February 22, 2023.

Outstanding Apexigen Equity Awards Held by Executive Officers and Directors

Apexigen’s executive officers and directors hold Apexigen Options and Apexigen RSU Awards, which, pursuant to the Merger Agreement, will be treated as set forth in the section entitled “The Merger Agreement—Treatment of Apexigen Options, RSUs, Warrants and ESPP Purchases.” The table below sets forth information with respect to the Apexigen Options and Apexigen RSU Awards held by each of Apexigen’s executive officers and directors as of June 15, 2023.

Holder Name	Option/ RSU Grant Date	Option Expiration Date	Option Exercise Price ($)	Number of Shares of Common Stock Underlying Options as of June 15, 2023	Number of Vested Shares of Common Stock Underlying Options as of June 15, 2023	Number of Shares of Common Stock Underlying Options that will Accelerate Vesting upon Effective Time of Merger(1)	Dollar Value of Accelerated Options	Number of Shares of Common Stock Underlying RSUs as of June 15, 2023	Number of Shares of Common Stock Underlying RSUs that will Accelerate Vesting upon Effective Time of Merger	Dollar Value of Accelerated RSUs ($)
Xiaodong Yang, M.D., Ph.D. (2) (4)	10/29/13	10/29/23	$1.27	219,950	219,950	—	—	—	—	—
	6/25/15	6/25/25	$1.47	20,489	20,489	—	—	—	—	—
	10/30/15	10/30/25	$1.66	461,015	461,015	—	—	—	—	—
	12/16/16	12/16/26	$2.25	35,856	35,856	—	—	—	—	—
	2/17/17	2/17/27	$2.25	30,734	30,734	—	—	—	—	—
	5/22/18	5/22/28	$3.62	295,978	295,978	—	—	—	—	—
	2/14/19	2/14/29	$6.54	99,373	99,373	—	—	—	—	—
	2/20/20	2/20/30	$7.03	12,296	10,376	1,920	—	—	—	—
	2/20/20	2/20/30	$4.59	79,906	68,385	11,521	—	—	—	—
	2/12/21	2/12/31	$4.59	38,417	23,213	15,204	—	—	—	—
	10/7/22	10/7/32	$2.46	305,000	108,021	196,979	—	—	—	—
	5/1/23	—	—	—	—	—	—	400,000	200,000	$106,000
William Duke, Jr.(2)	10/7/22	10/7/32	$2.46	269,848	67,462	202,386	—	—	—	—
	3/29/23	—	—	—	—	—	—	90,000	90,000	$47,700
Frank Hsu, M.D.(2)	1/23/22	1/23/32	$4.79	224,872	98,381	126,491	—	—	—	—
	10/7/22	10/7/32	$2.46	27,000	9,562	17,438	—	—	—	—
Francis Sarena(2)	1/23/22	1/23/32	$4.79	269,847	95,569	174,278	—	—	—	—
	3/29/23	—	—	—	—	—	—	90,000	90,000	$47,700
Amy Wong(2)	5/9/14	5/9/24	$1.27	22,333	22,333	—	—	—	—	—
	6/25/15	6/25/25	$1.47	8,708	8,708	—	—	—	—	—
	10/30/15	10/30/25	$1.66	230,507	230,507	—	—	—	—	—
	12/16/16	12/16/26	$2.25	15,367	15,367	—	—	—	—	—
	2/17/17	2/17/27	$2.25	13,830	13,830	—	—	—	—	—
	5/22/18	5/22/28	$3.62	71,159	71,159	—	—	—	—	—
	2/14/19	2/14/29	$4.59	28,685	28,685	—	—	—	—	—
	2/20/20	2/20/30	$4.59	25,611	21,880	3,731	—	—	—	—
	2/12/21	2/12/31	$4.59	15,366	9,286	6,080	—	—	—	—
	10/7/22	10/7/32	$2.46	76,800	27,200	49,600	—	—	—	—
	3/29/23	—	—	—	—	—	—	45,000	45,000	$23,850
Herb Cross(3)	11/8/19	11/8/29	$6.94	34,084	31,244	2,840	—	—	—	—
	9/29/22	9/29/32	$2.65	100,000	—	100,000	—	—	—	—
Jakob Dupont, M.D.(3)	9/1/20	9/1/30	$4.59	34,084	24,144	9,940	—	—	—	—
	2/12/21	2/12/31	$4.59	20,489	5,122	15,367	—	—	—	—
	9/29/22	9/29/32	$2.65	100,000	—	100,000	—	—	—	—
Meenu Karson	9/29/22	9/29/32	$2.65	100,000	—	100,000	—	—	—	—
Gordon Ringold, Ph.D.(3)	8/6/20	8/6/30	$4.59	34,084	26,274	7,810	—	—	—	—
	9/29/22	9/29/32	$2.65	100,000	—	100,000	—	—	—	—
Scott Smith(3)	11/8/19	11/8/29	$6.94	34,084	31,954	2,130	—	—	—	—
	9/29/22	9/29/32	$2.65	100,000	—	100,000	—	—	—	—
Samuel Wertheimer, Ph.D.(3)	9/29/22	9/29/32	$2.65	100,000	—	100,000	—	—	—	—
Dan Zabrowski(3)	9/29/22	9/29/32	$2.65	100,000	—	100,000	—	—	—	—

(1)	The accelerated vesting numbers below assume, if applicable, that a qualifying termination of employment occurs at the Effective Time of the Merger.

(2)

The executive officer’s equity awards are eligible for the acceleration rights described below under the heading “Existing Change in Control Severance Arrangements.” The dollar value of accelerated options and RSUs is calculated based on the number of shares covered by the applicable Apexigen Option or Apexigen RSU Award that are accelerating multiplied by $0.53 per share, which amount is the average closing market price of the Apexigen common stock for the first 5 business days following the first public announcement of the Merger on May 24, 2023.

(3)

In accordance with the terms of the director’s equity award agreements, unvested equity awards will accelerate vesting in full at the Effective Time of the Merger. The dollar value of accelerated options and RSUs is calculated based on the number of shares covered by the applicable Apexigen Option or Apexigen RSU Award that are accelerating multiplied by $0.53 per share, which amount is the average closing market price of the Apexigen common stock for the first 5 business days following the first public announcement of the Merger on May 24, 2023.

(4)

The 200,000 shares underlying the Apexigen RSU Awards that vest upon the Effective Time of the Merger represent 50% of Dr. Yang’s Apexigen RSU Awards. Pursuant to the vesting schedule set forth in such retention awards, 50% of Dr. Yang’s Apexigen RSU Awards vest at the closing of the Merger, 25% vest six months after the closing of the Merger, and the remaining 25% vest on the one-year anniversary of the closing of the Merger.

Existing Change in Control Severance Arrangements

Each of Dr. Yang, Mr. Duke, Dr. Hsu, Mr. Sarena, and Ms. Wong are a participant in the Severance Plan and thereby are eligible to receive certain severance and change of control benefits as described below. The severance payments and benefits under the Severance Plan will be in lieu of any other severance payments and benefits to which an executive officer was entitled before signing their participation agreement.

The Severance Plan provides that if the employment of the applicable executive officer is terminated outside the period beginning three months prior to the date of a change in control and ending 12 months following that change in control (the “change in control period”) by Apexigen without “cause” (excluding by reason of death or “disability”) or by the executive officer for “good reason” (as such terms are defined in the Severance Plan), the executive officer will receive the following benefits if they timely sign and do not revoke a separation and release of claims agreement:

●

continuing payments of severance pay of the executive officer’s base salary as in effect immediately prior to such termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then such executive’s base salary in effect prior to the reduction) for a specified period of 12 months, in the case of Dr. Yang, nine months, in the case of Mr. Duke, Dr. Hsu and Mr. Sarena, and six months, in the case of Ms. Wong;

●

reimbursement of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for the executive officer and their eligible dependents, if any, for up to 12 months, in the case of Dr. Yang, nine months, in the case of Mr. Duke, Dr. Hsu and Mr. Sarena, and six months, in the case of Ms. Wong, or a taxable lump-sum payment for the equivalent period in the event payment of the COBRA premiums would violate applicable law; and

●

vesting acceleration as to any of the executive officer’s Apexigen time-based equity awards that are outstanding and unvested as of the date of such termination that were scheduled to vest during the 12-month period following the date of such termination.

The Severance Plan also provides that if during the change in control period, the employment of the applicable executive officer is terminated by Apexigen without “cause” (excluding by reason of death or “disability”) or by the executive officer for “good reason” (as such terms are defined in the Severance Plan), the executive officer will receive the following benefits if they timely sign and do not revoke a separation and release of claims agreement:

●

a lump-sum payment equal to 24 months, in the case of Dr. Yang, 18 months, in the case of Mr. Duke, Dr. Hsu and Mr. Sarena, and 12 months, in the case of Ms. Wong, of the executive officer’s annual base salary as in effect immediately prior to such termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then such executive’s base salary in effect prior to the reduction);

●

a lump-sum payment equal to the executive officer’s target bonus for the fiscal year in which their termination occurs multiplied by a fraction, the numerator of which is the number of days the executive officer was employed during the fiscal year in which the termination occurs and the denominator is the number of days in such fiscal year;

●

reimbursement of premiums for coverage under COBRA, for the executive officer and their eligible dependents, if any, for up to 24 months, in the case of Dr. Yang, 18 months, in the case of Mr. Duke, Dr. Hsu and Mr. Sarena, and 12 months, in the case of Ms. Wong, or a taxable lump-sum payment for the equivalent period in the event payment of the COBRA premiums would violate applicable law; and

●	vesting acceleration as to 100% of the then-unvested shares subject to all outstanding Apexigen time- based equity awards held by such executive officer.

In addition, if any of the payments or benefits provided for under the Severance Plan or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the executive officer will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. The Severance Plan does not require Apexigen to provide any tax gross-up payments to the executive officers.

The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this registration statement and in the footnotes to the table. As a result, the actual amounts, if any, that an executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that: (i) the Effective Time of the Merger will occur on August 22, 2023 ; (ii) the employment of the executive officer will be terminated immediately upon the Effective Time of the Merger on such date in a manner entitling the executive officer to receive the severance benefits; (iii) no executive officer receives any additional equity grants on or prior to the Effective Time of the Merger; (iv) no executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time of the Merger, additional compensation or benefits, (v) no withholding taxes are applicable to any of the payments or benefits; and (vi) no payments are delayed due to Section 409A of the Code. Pursuant to applicable proxy disclosure rules, the value of the equity award acceleration below is calculated based on the number of shares covered by the applicable Apexigen Option or Apexigen RSU Award that are accelerating multiplied by $0.53 per share, which amount is the average closing market price of the Apexigen common stock for the first 5 business days following the first public announcement of the Merger on May 24, 2023. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time of the Merger, or the value of payments or benefits that are not based on or otherwise related to the Merger.

The footnotes to the amounts shown in the table below refer to payments that are conditioned on the occurrence of both the Merger as well as the executive officer’s qualifying termination of employment as being payable on a “double-trigger” basis and to payments that are conditioned only upon the occurrence of the Merger as being payable on a “single-trigger” basis.

Name	Cash(1)	Equity(2)	Perquisites / benefits(3)	Total
Xiaodong Yang, M.D., Ph.D.	$1,334,711	$212,000	$—	$1,546,711
William Duke, Jr.	$790,645	$47,700	$81,000	$919,345
Frank Hsu, M.D.	$890,208	$—	$81,000	$971,208
Francis Sarena	$846,875	$47,700	$81,000	$975,575
Amy Wong	$384,540	$23,850	$54,000	$462,390

(1)

The estimated amount for each executive officer represents the “double-trigger” cash severance payments to which the executive officer is expected to become entitled under the Severance Plan in connection with a qualifying termination during the change of control period and assumes the qualifying termination occurs on August 22, 2023.

Name	Base Salary Severance	Target Annual Bonus Severance
Xiaodong Yang, M.D., Ph.D.	$1,150,000	$184,711
William Duke, Jr.	$675,000	$115,645
Frank Hsu, M.D.	$760,000	$130,208
Francis Sarena	$697,500	$149,375
Amy Wong	$322,400	$62,140

(2)

The estimated amounts in this column include the value of “double-trigger” vesting acceleration of the unvested portion of each executive officer’s outstanding Apexigen Options and Apexigen RSU Awards to which the executive officer is expected to become entitled under the Severance Plan in connection with a qualifying termination during the change of control period.

With respect to Apexigen RSU Awards, the estimated amounts in this column represent unvested Apexigen RSU Awards covering a total of (i) 400,000 shares of Apexigen common stock for Dr. Yang, (ii) 90,000 shares of Apexigen common stock for Mr. Duke, (iii) 90,000 shares of Apexigen common stock for Mr. Sarena and (v) 45,000 shares of Apexigen common stock for Ms. Wong as of June 15, 2023.

With respect to Apexigen Options, the estimated amounts in this column represent unvested Apexigen Options covering a total of (i) 225,624 shares of Apexigen common stock for Dr. Yang, (ii) 202,386 shares of Apexigen common stock for Mr. Duke, (iii) 143,929 shares of Apexigen common stock for Dr. Hsu, (iv) 174,278 shares of Apexigen common stock for Mr. Sarena and (v) 59,411 shares of Apexigen common stock for Ms. Wong as of June 15, 2023. Because the Apexigen Options for Dr. Yang, Mr. Duke, Dr. Hsu, Mr. Sarena and Ms. Wong have a per share exercise price that is equal to or greater than $0.53 per share, such options have no value.

(3)

The estimated amounts in this column represent, for each executive officer, company-paid continuation of post-employment, group health coverage for 24 months, in the case of Dr. Yang, 18 months, in the case of Mr. Duke, Dr. Hsu and Mr. Sarena, and 12 months, in the case of Ms. Wong. These amounts are a “double-trigger” severance benefit to which each executive officer may become entitled to receive under the Severance Plan in connection with a qualifying termination of such executive officer’s employment during the change of control period.

Apexigen’s Retention Awards

On February 26, 2023 the Compensation Committee of the Apexigen Board approved retention awards for Francis Sarena and William Duke consisting of a retention cash award of $150,000 and an award of 150,000 restricted stock units and a retention award for Amy Wong consisting of a retention cash award of $100,000 and an award of 75,000 restricted stock units, with such restricted stock unit awards being subsequently granted on March 29, 2023. Forty percent of such retention cash awards became payable and forty percent of the restricted stock unit awards vested upon the signing of the Merger Agreement. The remaining sixty percent of such retention cash awards will become payable and the remaining sixty percent of such restricted stock unit awards will vest upon the earliest of (i) the closing of the Merger, (ii) September 30, 2023, and (iii) Mr. Sarena’s or Mr. Duke’s, as applicable, earlier termination without cause, subject to certain conditions.

On May 1, 2023, the Compensation Committee of the Apexigen Board approved a retention award for Xiaodong Yang consisting of 400,000 restricted stock units. Fifty percent of such restricted stock unit awards will vest upon the closing of the Merger. Twenty-five percent of such restricted stock unit awards will vest upon the six-month anniversary of the closing of the Merger, and the remaining twenty-five percent of such restricted stock unit awards will vest upon the one-year anniversary of the closing of the Merger.

Future Arrangements with Pyxis Oncology

It is expected that the services of each of Apexigen’s directors and executive officers will terminate at the Effective Time of the Merger. To Apexigen’s knowledge, except for Dr. Yang who is expected to serve as interim head of research and development of Pyxis Oncology following the closing of the Merger and Jakob Dupont, M.D. serving as the Apexigen Designee on the Pyxis Oncology Board following the closing of the Merger, each in accordance with the terms of the Merger Agreement, no employment, equity contribution or other written agreement between any executive officer or director of Apexigen, on the one hand, and Pyxis Oncology or its affiliates, on the other hand, existed as of the date of this proxy statement/prospectus, and the Merger is not conditioned upon any executive officer or director of Apexigen entering into any such agreement, arrangement or understanding.

Following the Effective Time, it is expected that Dr. Dupont will be appointed to the Pyxis Oncology Board. In connection with such service, Dr. Dupont will be eligible for compensation in accordance with Pyxis Oncology’s non-employee director compensation program. In accordance with that program, Dr. Dupont is expected to receive an annual cash retainer of $30,000, and, subject to appointments, if any, any chair or committee member retainer fees provided for under the program. In addition, Pyxis Oncology’s non-employee directors are eligible to receive an annual equity award and an equity award at the time the director joins the Pyxis Oncology Board. The annual equity award is expected to have a grant date fair value expected not to exceed $270,000, while the sign-on equity award is expected to have a grant date fair value not to exceed $540,000.

Following the Closing Date, it is expected that Pyxis Oncology will hire Dr. Yang as its interim head of research and development. As of the date hereof, Pyxis Oncology and Dr. Yang have not agreed on the compensation to be paid to Dr. Yang in this role.

It is possible that other members of Apexigen’s current management team will enter into new employment or consulting arrangements with Pyxis Oncology or its affiliates, with any such arrangements to become effective after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all and, as noted above, it is expected that the services of each of Apexigen’s directors and executive officers will otherwise terminate at the Effective Time.

Nasdaq Listing of Pyxis Oncology Common Stock; Delisting and Deregistration of Apexigen Common Stock and Warrants After the Merger

The shares of Pyxis Oncology common stock to be issued in the Merger will be listed for trading on Nasdaq. Following the consummation of the Merger, shares of Pyxis Oncology common stock will continue to be traded on Nasdaq under the symbol “PYXS.” In addition, following the consummation of the Merger, Apexigen common stock and warrants will be delisted from Nasdaq, deregistered under the Exchange Act and cease to be publicly traded, and Apexigen will no longer be required to file periodic reports with the SEC with respect to Apexigen common stock and warrants.

Exchange of Shares of Apexigen Common Stock

Pyxis Oncology is appointing an exchange agent for the payment of the Merger Consideration in exchange for shares of Apexigen common stock. Pyxis Oncology shall deposit with the exchange agent the shares of Pyxis Oncology common stock in book entry form issuable in exchange for outstanding Apexigen common stock. As soon as reasonably practicable after the Effective Time, Pyxis Oncology shall cause the exchange agent to mail to each holder of record of one or more certificates that immediately before the Effective Time represented outstanding shares of Apexigen common stock whose shares were converted into the right to receive Merger Consideration, (i) a letter of transmittal in a form reasonably agreed between the parties (which shall detail the exchange for payment of the Merger Consideration to be made to such holder) and (ii) instructions for effecting the surrender of the aforementioned certificates.

Each holder of record of Apexigen common stock immediately prior to the Effective Time whose shares are held in book-entry form will be entitled to exchange his, her or its shares of Apexigen common stock for the Merger Consideration and will not be required to deliver any such certificates or letters of transmittal.

Appraisal Rights

Under Delaware law, the Apexigen stockholders are not entitled to appraisal rights in connection with the Merger or any other transaction contemplated by the Merger Agreement.

Under Delaware law, the Pyxis Oncology stockholders are not entitled to appraisal rights in connection with the issuance of shares of Pyxis Oncology common stock in the Merger pursuant to the terms of the Merger Agreement.

Regulatory Matters

Neither Pyxis Oncology nor Apexigen is aware of any material regulatory approvals or actions that are required for completion of the Merger. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Accounting Treatment of the Merger

Pyxis Oncology and Apexigen both prepare their respective financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Pyxis Oncology expects the Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805, with Pyxis Oncology treated as the accounting acquiror. Accordingly, the consideration transferred by Pyxis Oncology to complete the Merger will be allocated to Apexigen’s assets and liabilities based on their estimated fair values as of the Closing Date. The acquisition method of accounting is dependent upon certain valuation assumptions, including those related to the preliminary purchase price allocation of the Apexigen assets acquired and liabilities assumed based on Pyxis Oncology management’s best estimates of fair value. In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. As the Merger is an all-stock transaction, consideration transferred fluctuates with changes in Pyxis Oncology’s stock price and will not be fixed until the Closing Date. Any excess of the purchase price over the net fair value of the assets acquired and liabilities assumed will be recorded as goodwill.

All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus was prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the Merger is completed and after completion of an analysis to determine the estimated net fair value of Apexigen’s assets and liabilities and the fair value of the consideration transferred. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Pyxis Oncology and Apexigen encourage you to read carefully the Merger Agreement in its entirety before making any decisions regarding the Merger because it is the principal document governing the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Pyxis Oncology and Apexigen contained in this proxy statement/prospectus or in Pyxis Oncology’s or Apexigen’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Pyxis Oncology and Apexigen contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by Pyxis Oncology, Merger Sub and Apexigen were qualified and subject to important limitations agreed to by Pyxis Oncology, Merger Sub and Apexigen in connection with negotiating the terms of the Merger Agreement and may be subject to a contractual standard of materiality which may differ from what may be viewed as material by investors. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. In addition, the representations, warranties and covenants in the Merger Agreement are qualified by information contained in confidential disclosure letters exchanged by Pyxis Oncology and Apexigen in connection with their execution of the Merger Agreement, which disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties, and covenants set forth in the Merger Agreement.

The Merger

Subject to the terms and conditions of the Merger Agreement and the Transaction Documents, in accordance with the DGCL, at the Effective Time, Merger Sub, a direct wholly-owned subsidiary of Pyxis Oncology and a party to the Merger Agreement, will merge with and into Apexigen, with Apexigen surviving as a wholly-owned subsidiary of Pyxis Oncology.

Effective Time; Closing

The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later or date specified in such certificate of merger. The closing of the Merger will take place via electronic exchange of documents and closing deliverables required by the Merger Agreement no later than the second business day following the day on which the conditions to the Merger set forth in the Merger Agreement and described in this proxy statement/prospectus (other than conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the closing) have been satisfied or waived in accordance with the Merger Agreement, or such other time or place as Pyxis Oncology and Apexigen mutually agree in writing.

Although Pyxis Oncology and Apexigen currently expect the Merger to be completed by the third quarter of 2023 (in the event Apexigen stockholders adopt the Merger Agreement), neither Pyxis Oncology nor Apexigen can specify when, or make any assurances that, Pyxis Oncology and Apexigen will satisfy or waive all of the conditions to the Merger. See the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Merger Consideration

Apexigen common stock

At the Effective Time, each share of Apexigen common stock that is issued and outstanding immediately prior to the Effective Time (other than: (i) treasury shares, and (ii) any shares of Apexigen common stock held directly by Pyxis Oncology or Merger Sub) will automatically be converted into the right to receive 0.1725 shares of Pyxis Oncology common stock. No fractional shares of Pyxis Oncology common stock will be issued in connection with the Merger and the number of shares of Pyxis Oncology common stock to be issued to each Apexigen stockholder will be aggregated and rounded down to the nearest whole share. The Exchange Ratio and shares to be issued to Apexigen stockholders in connection with the Merger will be subject to adjustment for stock splits and similar events as provided in the Merger Agreement.

Treatment of Apexigen Options, RSUs, Warrants and ESPP Purchases

Apexigen Options

Each Apexigen Option that is outstanding immediately prior to the Effective Time will automatically be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Option, the number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

Apexigen RSU Awards

Each Apexigen RSU Award outstanding as of immediately prior to the Effective Time will automatically be assumed and converted as of the Effective Time into an award of Pyxis Oncology restricted stock units, with substantially similar terms and conditions as were applicable under such Apexigen RSU Award, that covers the number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen RSU Award immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share).

Apexigen Warrants

Each Apexigen Warrant outstanding immediately prior to the Effective Time will automatically be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, a number of shares of Pyxis Oncology common stock determined by multiplying the number of shares of Apexigen common stock subject to such Apexigen Warrant immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Warrant as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), with any fractional shares to be dealt with in accordance with the terms of such Apexigen Warrant.

Apexigen ESPP

Following the execution of the Merger Agreement, Apexigen has agreed to take all actions with respect to the ESPP that may be required to, in accordance with the terms of the ESPP, (i) provide that no new offering period or purchase period will commence after the date of the Merger Agreement under the ESPP, (ii) cause any purchase period and offering period that would otherwise be outstanding at the Effective Time, if any, to be terminated no later than one business day prior to the date on which the Effective Time occurs, (iii) make any pro rata adjustments that may be necessary to reflect the shortened purchased period or offering period, but otherwise treat such shortened offering period as a fully effective and completed purchase period or offering period for all purposes pursuant to the ESPP, and (iv) cause the exercise (as of no later than one business day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP.

Withholding

Each of Apexigen, Merger Sub, and Pyxis Oncology will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable tax law.

Corporate Governance

The Merger Agreement provides that Pyxis Oncology will take all actions reasonably necessary to provide that the Pyxis Oncology Board be expanded on or before the Closing Date, to include, as a director, one designee from the Apexigen Board reasonably satisfactory to Pyxis Oncology. Following the Effective Time, it is expected that Jakob Dupont, M.D., the Apexigen Designee, will be appointed to the Pyxis Oncology Board as a Class III director and will serve as a director until the 2024 annual stockholder meeting held by Pyxis Oncology. Please see the section titled “Management Following the Merger” for more information.

Conditions to the Completion of the Merger

The obligations of Apexigen, Merger Sub and Pyxis Oncology to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Stockholders’ Approval;

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any waiting period (and any extensions thereof) under any applicable antitrust law, applicable to the Merger must have expired or been terminated, and any consents and filings under any foreign antitrust law, must have been obtained or made;

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no law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger being in effect;

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the registration statement of which this proxy statement/prospectus forms a part will have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such registration statement will have been issued by a governmental authority; and

•	the shares of Pyxis Oncology common stock to be issued in the Merger will have been authorized and approved for listing on Nasdaq, subject to official notice of issuance.

In addition, Pyxis Oncology’s and Merger Sub’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

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certain representations and warranties of Apexigen regarding organization and qualification, capitalization, corporate power, enforceability, brokers, and an absence of certain changes will be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty will be true and correct in all material respects as of such other date);

•	the representations and warranties of Apexigen regarding capitalization matters must have been true and correct in all material respects except for de minimis inaccuracies;

•

all other representations and warranties of Apexigen must be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty must be true and correct as of such other date) without giving effect to any materiality or Apexigen Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have, an Apexigen Material Adverse Effect;

•	Apexigen must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or before the Closing Date;

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since the date of the Merger Agreement, there must not have been any event, change, effect or development that, individually or in the aggregate, has had an Apexigen Material Adverse Effect that is continuing; and

•	Pyxis Oncology must have received a certificate signed by the chief executive officer and chief financial officer of Apexigen to the effect that the aforementioned conditions have been satisfied.

In addition, Apexigen’s obligations to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

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the representations and warranties of Pyxis Oncology regarding organization, good standing, corporate power, capitalization, enforceability, brokers, and absence of certain changes will be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly speaks as of another date, in which case such representation and warranty will be true and correct as of such other date);

•	the representations and warranties of Pyxis Oncology regarding capitalization matters must have been true and correct in all material respects except for de minimis inaccuracies;

•

all other representations and warranties of Pyxis Oncology must be true and correct as of the date of the Merger Agreement and as of the Closing Date as if made at and as of the Closing Date (in each case except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty must be true and correct as of such other date) without giving effect to any materiality or Pyxis Oncology Material Adverse Effect qualifications set forth therein, except for such failures to be true and correct that would not have a Pyxis Oncology Material Adverse Effect;

•	Pyxis Oncology and Merger Sub must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or before the Closing Date;

•	since the date of the Merger Agreement, there must not have been any Pyxis Oncology Material Adverse Effect that is continuing; and

•	Apexigen must have received a certificate signed by the chief executive officer and chief financial officer of Pyxis Oncology to the effect that the aforementioned conditions have been satisfied.

An “Apexigen Material Adverse Effect” means any change, event, circumstance, effect or occurrence (any such item, an “Effect”) that, individually or in the aggregate, with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of Apexigen and its subsidiaries, taken as a whole or (b) would prevent, impair or materially delay the consummation of the transactions contemplated by the Merger Agreement and the Transaction Documents (the “Transactions”). None of the following would be considered an Apexigen Material Adverse Effect:

•	changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which Apexigen or its subsidiaries operate;

•

effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event;

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changes in law or in any authoritative interpretation of any law by any governmental authority, or changes in regulatory or legislative conditions in the jurisdictions in which Apexigen or its subsidiaries operate;

•	changes in GAAP or any authoritative interpretation thereof;

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any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure will be taken into account in determining whether an Apexigen Material Adverse Effect has occurred;

•	actions taken or not taken at the written request of Pyxis Oncology (only to the extent such action or inaction is in compliance with Pyxis Oncology’s request);

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execution or delivery of the Merger Agreement or the announcement or pendency of the Merger Agreement and the Transactions or any action by Apexigen that was expressly required by the Merger Agreement;

•	any declines in the trading prices of Apexigen common stock; and

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provided that to the extent effects resulting from matters referred to in the list above occur after the date of the Merger Agreement, such matters will be excluded from the definition of Apexigen Material Adverse Effect, and any effects resulting from matters referred to in the first three bullets above, will be excluded only to the extent that such matters do not disproportionally impact Apexigen or its subsidiaries, taken as a whole, compared to other companies operating in the same industry or therapeutic areas.

A “Pyxis Oncology Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of Pyxis Oncology and its subsidiaries, taken as a whole, or would prevent, impair or materially delay the consummation of the Transactions. None of the following would be considered a Pyxis Oncology Material Adverse Effect:

•	changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which Pyxis Oncology or its subsidiaries operate;

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effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event;

•

changes in law or in any authoritative interpretation of any law by any governmental authority, or changes in regulatory or legislative conditions in the jurisdictions in which Pyxis Oncology or its subsidiaries operate;

•	changes in GAAP or any authoritative interpretation thereof;

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any failure by Pyxis Oncology to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure will be taken into account in determining whether a Pyxis Oncology Material Adverse Effect has occurred;

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actions taken or not taken at the written request Apexigen (only to the extent such action or inaction is in compliance with Apexigen’s request), but any facts or circumstances underlying such failure will be taken into account in determining whether a Pyxis Oncology Material Adverse Effect has occurred;

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execution or delivery of the Merger Agreement or the announcement or pendency of the Merger Agreement and the Transactions or any action by Pyxis Oncology that was expressly required by the Merger Agreement; and

•

provided to the extent that effects resulting from matters referred to in the list above occur after the date of the Merger Agreement, such matters will be excluded from the definition of a Pyxis Oncology Material Adverse Effect, and for the scenarios described in the first three bullets above, such matters will be excluded only to the extent that such matters do not disproportionally impact Pyxis Oncology or its subsidiaries as compared to other companies operating in the same industry or therapeutic areas.

The Special Meeting

Apexigen has agreed to call the Apexigen special meeting for the purpose of, among other things, obtaining the Stockholders’ Approval, as soon as practicable following the registration statement of which this proxy statement/prospectus forms a part having been declared effective under the Securities Act. Under the terms of the Merger Agreement, Apexigen must use reasonable best efforts to cause the proxy statement relating to the Stockholders’ Approval to be mailed to its stockholders as promptly as practicable once the Form S-4 is declared effective.

Apexigen may postpone or adjourn the Apexigen special meeting for any of the Adjournment or Postponement Reasons.

No Solicitation of Acquisition Proposals and Change of Recommendation

The Merger Agreement prohibits Apexigen from soliciting an alternative transaction to the Merger. Under these “non-solicitation” provisions, Apexigen has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the valid termination of the Merger Agreement in accordance with its terms, Apexigen will not, and will not authorize its representatives to, directly or indirectly:

•

solicit, initiate or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any Apexigen Takeover Proposal;

•	enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any Apexigen Takeover Proposal; or

•

engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such person to make an Apexigen Takeover Proposal, furnish any non-public information (whether orally or in writing) or access to the business, properties, assets, books or records of Apexigen or any of its subsidiaries to, or otherwise cooperate in any way with, any person (or any representative of a person) that has made, is seeking to make, has informed Apexigen of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Apexigen Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, an Apexigen Takeover Proposal.

The Merger Agreement requires that, from the date of the Merger Agreement, Apexigen promptly (and, in any event, within one business day), advise Pyxis Oncology in writing of any bona fide Apexigen Takeover Proposal, any inquiry that would reasonably be expected to lead to any Apexigen Takeover Proposal, or any request for non-public information reasonably expected to be in contemplation of a person making a bona fide Apexigen Takeover Proposal, inquiry or request and the material terms of any such Apexigen Takeover Proposal, inquiry or request. Additionally, Apexigen will: (i) keep Pyxis Oncology informed on a reasonably current basis of the status of any such Apexigen Takeover Proposal, inquiry or request, including notifying Pyxis Oncology within one business day of the occurrence of any changes to the terms thereof and discussions and negotiations relating thereto and (ii) provide to Pyxis Oncology promptly (and in any event within one business day) after receipt or delivery thereof copies of all offers or proposals and drafts of proposed letters of intent, memoranda of understanding, merger agreements, acquisition agreements or other contracts related thereto and all other material correspondence or written materials related thereto sent or provided to Apexigen from any third party in connection with any Apexigen Takeover Proposal or sent or provided by Apexigen to the person making any Apexigen Takeover Proposal in connection with any such Apexigen Takeover Proposal. Apexigen must keep Pyxis Oncology fully informed on a current basis of the status of any Apexigen Intervening Event.

The Merger Agreement also requires Apexigen and its representatives to, as of the date of the Merger Agreement, cease and terminate all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any other person (other than Pyxis Oncology or Merger Sub) regarding any proposal that constitutes, or would reasonably be expected to lead to, any Apexigen Takeover Proposal, and Apexigen will promptly (and in any event within five business days following the date of the Merger Agreement) request the return or destruction of all nonpublic information previously provided to such persons and terminate all previously provided access to such parties to any physical or electronic data room.

Notwithstanding these restrictions, the Merger Agreement also provides that if, at any time prior to receipt of the Stockholders’ Approval, Apexigen receives a bona fide written Apexigen Takeover Proposal made after the date of the Merger Agreement, but was not solicited by Apexigen and did not otherwise result from a material breach of Apexigen’s non-solicitation obligations in the Merger Agreement, and the Apexigen Board (or a duly formed committee thereof) determines in good faith (and after consultation with its financial advisor and outside legal counsel) that it is reasonably likely to result in a Superior Proposal and the failure to take the below-described actions would be reasonably expected to be a breach of the Apexigen directors’ fiduciary duties under applicable law, then the Apexigen Board may take the following actions:

•	participate in discussions and negotiations (including solicitation of a revised Apexigen Takeover Proposal) with such person and its representatives regarding any Apexigen Takeover Proposal;

•	furnish to such person and its representatives (including its potential financing sources) any information (including non-public information) related to Apexigen; and

•	provide access to Apexigen’s assets, properties, and business facilities.

Prior to engaging in any such discussions or negotiations, Apexigen will enter into a confidentiality agreement with the person making an Apexigen Takeover Proposal no less favorable in any material respect to Apexigen than the provisions of the Mutual Confidential Disclosure Agreement entered into by between Apexigen and Pyxis Oncology on March 1, 2023 (the “Confidentiality Agreement”). Further, Apexigen must provide to Pyxis Oncology copies of any non-public information (to the extent not already made available to Pyxis Oncology) that is provided to any such person before or substantially concurrently with the time it is provided or made available to such person.

Furthermore, Apexigen has agreed to cause this proxy statement/prospectus to include a recommendation of the Apexigen Board to the Apexigen Stockholders that the Apexigen stockholders give the Stockholders’ Approval (the “Apexigen Board Recommendation”). The Apexigen Board will not:

•

fail to make, withdraw or modify in a manner adverse to Pyxis Oncology or Merger Sub, (or propose such actions publicly), the approval or recommendation by the Apexigen Board of the Merger Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Apexigen Takeover Proposal will be considered an amendment or adverse modification);

•	approve, adopt, endorse, recommend or otherwise declare advisable (or publicly propose to approve, adopt, endorse, recommend or otherwise declare advisable) an Apexigen Takeover Proposal;

•

fail to publicly recommend against any Apexigen Takeover Proposal within 10 business days after such proposal is made public (or such fewer number of days as remains prior to the Apexigen special meeting so long as such Apexigen Takeover Proposal is made at least three business days prior to the Apexigen special meeting);

•

fail to reaffirm the Apexigen Board Recommendation within 10 business days of Pyxis Oncology’s written request to do so after an Apexigen Takeover Proposal is publicly announced or has become publicly known (or such fewer number of days as remains prior to the Apexigen special meeting so long as such Apexigen Takeover Proposal is made at least five business days prior to the Apexigen special meeting); or

•	authorize any of, or resolve, commit or agree to any of, the foregoing actions.

Any action listed in the five bullet points above will constitute an “Apexigen Board Recommendation Change”.

The Apexigen Board may, at any time prior to receipt of the Stockholders’ Approval, provided that Apexigen has complied in all material respects with its non-solicitation obligations in the Merger Agreement, effect an Apexigen Board Recommendation Change if the Apexigen Board receives a Superior Proposal or an Apexigen Intervening Event has occurred, and as a result thereof the Apexigen Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would be inconsistent with the Apexigen Board’s fiduciary duties under applicable law. Notwithstanding the foregoing, the Apexigen Board must not make an Apexigen Board Recommendation Change or approve or recommend any Superior Proposal unless:

•

Apexigen notifies Pyxis Oncology in writing of its intention to take such action, promptly after the Apexigen Board resolves to take such action but in any event not less than three (3) business days before taking such action, which notice:

•

in the case of a Superior Proposal, will include the identity of the offeror and a true and complete copy of the most current version of such Superior Proposal (including any proposed agreement or other offer documents); or

•	in the case of an Apexigen Intervening Event, will include a reasonably detailed description of such Apexigen Intervening Event and the reasons for the proposed Apexigen Board Recommendation Change;

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for three business days following delivery of such notice, Apexigen negotiates in good faith with Pyxis Oncology with respect to any revised proposal from Pyxis Oncology in respect of the terms of the Transactions (to the extent Pyxis Oncology desires to negotiate); and

•

if the proposed Apexigen Board Recommendation Change is in response to a Superior Proposal, during such three business day period, Pyxis Oncology does not make, an offer (not subsequently withdrawn) that causes the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as determined by the Apexigen Board in good faith after consultation with its financial advisor and outside legal counsel (it being understood that any (a) amendment to the financial terms or (b) material amendment to the other material terms of any such Superior Proposal will require a new written notice from Apexigen and an additional two-business day period that satisfies the notification provisions set forth above).

An “Apexigen Intervening Event” means a material Event that was not known or reasonably foreseeable to the Apexigen Board as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Apexigen Board as of the date of the Merger Agreement), which Event, or any consequence thereof, becomes known to the Apexigen Board before receipt of the Stockholders’ Approval; provided that, in no event will: (i) the receipt, existence of or terms of an Apexigen Takeover Proposal or any inquiry relating thereto or the consequences thereof, (ii) an Event relating to Pyxis Oncology or any of its subsidiaries or (iii) any change in the market price or trading volume of the Apexigen common stock or the fact that Apexigen meets or exceeds any internal or analysts’ expectations or projections of the results of operations of Apexigen (it being understood that the underlying causes of such change or fact will not be excluded by this clause (iii)) constitute an Apexigen Intervening Event.

An “Apexigen Takeover Proposal” means, other than with respect to the Transactions, any offer or proposal by any person concerning any: (i) merger, consolidation, other business combination or similar transaction involving Apexigen and or its subsidiaries, pursuant to which such person (or the stockholders of such person) would own 15% or more of the consolidated assets, revenues or net income of Apexigen and any of its subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Apexigen and any of its subsidiaries (including equity interests of the Apexigen or any of its subsidiaries) representing 15% or more of the consolidated assets, revenues or net income of Apexigen and any of its subsidiaries, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 15% or more of the voting power of Apexigen, (iv) transaction or series of transactions, including any tender offer or exchange offer, in which any person (or the stockholders of such person) would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 15% or more of the voting power of Apexigen or (v) any combination of the foregoing.

A “Superior Proposal” means a bona fide written Apexigen Takeover Proposal (except that references in the definition of “Apexigen Takeover Proposal” to “15% or more” will be replaced by “a majority”), on its most recently amended or modified terms, if amended or modified, for which the Apexigen Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be: (i) more favorable to the holders of shares of Apexigen common stock than the Transactions (taking into account all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Pyxis Oncology in response to such proposal to the extent in a form that could be accepted)) and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

An “Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

Reasonable Best Efforts; Notification

Each of Pyxis Oncology, Merger Sub and Apexigen has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to:

•	cause all closing conditions to the Merger set forth in the Merger Agreement to be satisfied or fulfilled;

•

obtain all necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and take of all reasonable steps necessary to obtain an approval or waiver from, or to avoid an action by, any governmental authority;

•	obtain all necessary consents, approvals or waivers from third parties;

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defend any action challenging the Merger Agreement or any other Transaction Documents or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed; and

•	execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement or other Transaction Documents.

However, in connection with the foregoing first four bullets, Pyxis Oncology and Apexigen will not be obligated to, and will not, without Pyxis Oncology’s prior written consent, agree to: (i) make a payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payment) or concede anything of monetary or economic value or (ii) amend, supplement or modify any contract in any manner that would be adverse to the interest of Apexigen or, after the Merger, Pyxis Oncology and its subsidiaries.

With respect to any requests for supplemental information made by any governmental authority, subject to any restrictions under applicable laws, each of Apexigen and Pyxis Oncology will use reasonable best efforts to:

•

cooperate in all respects and consult each other in connection with any filing or submission in connection with any investigation or other inquiry (including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of such filings and submissions);

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give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental authority or brought by a third party before any governmental authority, in each case, with respect to the transactions contemplated by the Merger Agreement;

•	keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding;

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promptly inform the other party of any communication to or from the Federal Trade Commission, DOJ or any other governmental authority in connection with any such request, inquiry, investigation, action or legal proceeding;

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promptly furnish, to the other party, (subject to an appropriate confidentiality agreement to limit to outside counsel and consultants retained by such counsel), with copies of documents provided to or received from a governmental authority in connection with such request, inquiry, investigation, action or legal proceeding;

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subject to an appropriate confidentiality agreement or other legal obligation to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding; and

•

except as may be prohibited by any governmental authority or by applicable law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, each party shall provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference, including any virtual or telephonic meetings, relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental authority in connection with such request, inquiry, investigation, action or legal proceeding.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Stockholders’ Approval, under the following circumstances:

•	by mutual written agreement of Pyxis Oncology, Merger Sub and Apexigen;

•

if the Merger is not consummated on or before September 20, 2023, provided, however, that no such termination may be made if the failure to close by such date will be caused by the action or inaction of the party seeking to terminate the Merger Agreement and such action or inaction is a material breach by such party of its obligations under the Merger Agreement;

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by either Pyxis Oncology or Apexigen in the event a governmental authority issues a permanent injunction, order, decree, judgment or ruling, enacts any statute or regulation or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling, or action will have become final and nonappealable, except that this termination right will not be available to any party who has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such governmental injunction, order, decree, judgement or ruling;

•

by either Pyxis Oncology or Apexigen if, upon a vote at a duly held meeting to obtain Stockholders’ Approval, the Stockholders’ Approval is not obtained, except that this termination right will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of the Merger Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Stockholders’ Approval;

•

by Pyxis Oncology, if Apexigen breaches or fails to perform in any material respect any of its representations, warranties, or covenants contained in the Merger Agreement or any other Transaction Documents, which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Pyxis Oncology and Merger Sub and cannot be or has not been cured within thirty days of Pyxis Oncology providing to Apexigen written notice of such breach;

•	by Pyxis Oncology if Apexigen makes an Apexigen Board Recommendation change, provided that Pyxis Oncology will no longer be entitled to so terminate if the Stockholders’ Approval is obtained;

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by Pyxis Oncology if Apexigen has willfully breached its non-solicitation obligations, provided that Pyxis Oncology will no longer be entitled to so terminate if the Stockholders’ Approval is obtained; and

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by Apexigen, if Pyxis Oncology breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or other agreements in the Merger Agreement or any other Transaction Documents, which breach or failure to perform would give rise to the failure of a mutual closing condition or a closing condition of Apexigen and cannot be or has not been cured within thirty days of Apexigen providing to Pyxis Oncology written notice of such breach, provided that Apexigen will not be permitted to so terminate at any time during which mutual closing conditions and closing conditions of Pyxis Oncology would not be satisfied.

If the Merger Agreement is terminated in accordance with the terms described above, the termination will be effective immediately and the Merger Agreement will become void and have no effect without any liability or obligation of any party to the other parties, as applicable, except in relation to certain covenants which survive the termination of the Merger Agreement. Nothing in the Merger Agreement or the termination thereof will relieve any party from any liability for any willful breach of the Merger Agreement.

Termination Fees and Expenses

Apexigen and Pyxis Oncology will generally each pay its own fees and expenses incurred in connection with the Merger and other Transactions, whether or not the Merger is consummated, except that the expenses incurred in connection with filing, printing and mailing this proxy statement/prospectus and the registration statement contemplated by the Merger Agreement will be shared equally by Pyxis Oncology and Apexigen. In addition, Apexigen is required to pay a termination fee in certain circumstances, as described below.

Apexigen will pay to Pyxis Oncology the Apexigen Termination Fee if:

•	Pyxis Oncology terminates the Merger Agreement pursuant to the Apexigen Board Recommendation Change termination right;

•	Pyxis Oncology terminates the Merger Agreement as a result of Apexigen’s willful breach of its non-solicitation obligations under the Merger Agreement;

•

(i) Apexigen terminates because the Merger is not consummated before September 20, 2023; (ii) an Apexigen Takeover Proposal has been publicly announced or otherwise been communicated to the Apexigen Board or Apexigen’s Stockholders and not abandoned; and (iii) within twelve months following the valid termination of the Merger Agreement, either the transaction proposed by an Apexigen Takeover Proposal is consummated or Apexigen has entered into a definitive agreement with respect to or recommended to Apexigen’s Stockholders an Apexigen Takeover Proposal;

•

(i) Apexigen or Pyxis Oncology terminates the Merger Agreement because Apexigen fails to obtain the Stockholders’ Approval; (ii) an Apexigen Takeover Proposal has been publicly announced or otherwise been communicated to the Apexigen Board or Apexigen’s Stockholders and not abandoned; and (iii) within twelve months following the valid termination of the Merger Agreement, either the transaction proposed by an Apexigen Takeover Proposal is consummated or Apexigen has entered into a definitive agreement with respect to or recommended to Apexigen’s Stockholders an Apexigen Takeover Proposal; or

•

(i) Pyxis Oncology terminates the Merger Agreement following Apexigen’s breach of or failure to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement or any other Transaction Document, which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Pyxis Oncology and Merger Sub and cannot be or has not been cured within thirty days of Pyxis Oncology providing to Apexigen written notice of such breach, provided that if the Stockholders’ Approval is obtained Pyxis Oncology will only receive the Apexigen Termination Fee if the termination results from Apexigen’s willful breach of the Merger Agreement; (ii) an Apexigen Takeover Proposal has been publicly announced or otherwise been communicated to the Apexigen Board or Apexigen’s Stockholders and not abandoned; and (iii) within twelve months following the termination of the Merger Agreement, either the transaction proposed by an Apexigen Takeover Proposal is consummated or Apexigen has entered into a definitive agreement with respect to or recommended to Apexigen’s Stockholders an Apexigen Takeover Proposal.

Apexigen will not be required to pay the Apexigen Termination Fee on more than one occasion. In the event that the Merger Agreement is terminated by Pyxis Oncology: (i) following Apexigen’s breach of or failure to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement or any other Transaction Document, which breach or failure to perform would give rise to a failure of a mutual closing condition or a closing condition of Pyxis Oncology and Merger Sub and cannot be or has not been cured within thirty days of Pyxis Oncology providing to Apexigen written notice of such breach, (ii) Apexigen makes an Apexigen Board Recommendation Change (provided that Pyxis Oncology will no longer be entitled to this termination right if the Stockholders’ Approval is obtained), or (iii) Apexigen willfully breaches its non-solicitation obligations, Apexigen (provided that Pyxis Oncology will no longer be entitled to this termination right if the Stockholders’ Approval is obtained) will reimburse Pyxis Oncology and Merger Sub for all documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement, the other Transaction Documents, the Merger and other Transactions up to an amount of $800,000 (the “Reimbursement Payment); except, that the Reimbursement Payment will not be due if Apexigen is obligated to pay or has previously paid the Apexigen Termination Fee.

If the Merger Agreement is terminated and Pyxis Oncology is entitled to receive the Apexigen Termination Fee, then Pyxis Oncology’s right to receive such fee (and the Reimbursement Payment) will be the sole and exclusive remedy of Pyxis Oncology and its related persons against Apexigen or any of its related persons and Pyxis Oncology is deemed to have waived all other remedies (including equitable remedies) with respect to: (i) any failure of the Transactions being consummated and (ii) any breach by Apexigen of its obligation to consummate the Transactions or any representation, warranty, covenant or agreement set forth in the Merger Agreement or other Transaction Documents.

Conduct of Business Pending the Merger

Except as provided in the Merger Agreement, between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, Apexigen has agreed to (and will cause its subsidiaries to), subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement or Transaction Documents, as disclosed in the disclosure schedules delivered by Apexigen to Pyxis Oncology in connection with the Merger Agreement, as required by applicable law or with Pyxis Oncology’s written consent (which consent will not be unreasonably withheld, conditioned or delayed)): (i) conduct, and cause its subsidiaries to conduct, its business, in the ordinary course of business in all material respects and (ii) use commercially reasonable efforts to preserve substantially intact the current business organization of itself and its subsidiaries, keep available the services of its and its subsidiaries’ current officers, key employees and consultants and preserve its and its subsidiaries’ current relationships with customers, suppliers, governmental authorities and other persons with which it or its subsidiaries have significant business relations.

Between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, Apexigen has agreed not to (and will cause its subsidiaries not to), subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement or Transaction Documents and as disclosed in the disclosure schedules delivered by Apexigen to Pyxis Oncology in connection with the Merger Agreement, directly or indirectly, do any of the following without the prior written consent of Pyxis Oncology (which consent will not be unreasonably withheld, conditioned or delayed):

•	amend or otherwise change the certificate of incorporation or bylaws of Apexigen or its subsidiaries;

•

issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of: (i) any shares of any class of capital stock of Apexigen and its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (except for the exercise, conversion or settlement of any Apexigen Options, Apexigen RSU Awards or Apexigen Warrants or the grant of Apexigen RSU Awards or Apexigen Options to the extent permitted by the Merger Agreement); or (ii) any material assets of Apexigen or its subsidiaries;

•	declare, set aside, make or pay any dividend on or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

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(i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination), any person, corporation, partnership, other business organization or any division thereof, (ii) acquire any material assets, except purchases of supplies in the ordinary course of business, (iii) incur any indebtedness for borrowed money in excess of $40,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business, or (iv) make loans, advances or capital contributions to, or investments in, any other person, other than to or in Apexigen or its subsidiaries;

•

enter into or adopt a plan or agreement of reorganization, merger, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution other than those contemplated by the Merger Agreement;

•

except as required under a benefits plan or applicable law: (i) increase the compensation or severance entitlements of any current or former employee, officer, consultant, or director, (ii) make any change to employee compensation, incentives or benefits that would require an amendment to the registration statement on Form S-4 to be filed with the SEC by Pyxis Oncology in connection with the Merger and the issuance by Pyxis Oncology of Pyxis Oncology common stock in connection with the Merger under applicable law, (iii) pay or award, or commit to pay or award, any bonus or other incentive compensation to any current or former employee, consultant, officer or director, (iv) establish, adopt, extend, renew, provide discretionary benefits under, enter into, terminate or amend in any material respect any collective bargaining agreement or benefits plan, (v) accelerate any rights or benefits (including with respect to any payments, benefits or vesting), or make any material determinations not in the ordinary course of business, under any collective bargaining agreement or benefits plan, (vi) grant any awards under any benefit plans or any other equity or equity-based compensation, (vii) hire or engage any employees or officers (subject to certain exceptions related to vacancies), or (viii) waive any post-employment restrictive covenant with any current or former employee, officer, consultant or director;

•	take any action that would be reasonably expected to prevent or impede the Transactions from qualifying for the parties’ intended tax treatment;

•	enter into any contract or agreement with any union, works council or labor organization covering Apexigen’s or its subsidiaries’ employees;

•	materially amend accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as required by GAAP;

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(i) make change or revoke any tax election, (ii) amend any tax return or settle or compromise any material United States federal, state, local or non-United States income tax liability, (iii) initiate or enter into any closing or voluntary disclosure agreement with any tax authority with respect to any amount of taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment for any amount of tax relating to Apexigen or its subsidiaries, (iv) change any method of tax accounting or tax accounting period, (v) request any private letter or similar tax ruling, (vi) apply for a tax incentive program, or (vii) surrender any right to claim a material tax refund or an offset or other reduction in tax liability or refund;

•	enter into, materially amend or modify, or consent to the termination of any material contract or material rights thereunder of Apexigen or its subsidiaries;

•	acquire or lease, or agree to acquire or lease, any real property;

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intentionally permit any of Apexigen’s material intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect Apexigen’s interest in each and every material item of Apexigen’s intellectual property;

•	initiate, settle or compromise any legal actions or waive any claims or rights of substantial value;

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enter into any contract or other understanding or commitment containing restrictive covenants, or otherwise restraining, restricting, limiting or impeding Apexigen’s or its subsidiaries’ ability to compete with or conduct any business in any geographic area or solicit individuals for employment;

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adopt, approve, modify or amend in any material respect any plan or program with respect to a plan or program with a party pursuant to which a product of Apexigen or its subsidiaries is being developed or commercialized, including (x) the initiation of any new pre-clinical or clinical trials or (y) funding or agreeing to fund any clinical trial or expansion sponsored by another person; or

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make or agree to make, any capital expenditure that, individually, is in excess of $25,000 or, in the aggregate, are in excess of $40,000, except as required under contracts disclosed under the Merger Agreement;

•	enter into any formal or informal agreement to take, or otherwise agree, resolve or commit to take any of the foregoing actions.

In addition, between the date of the Merger Agreement and the Effective Time or the earlier termination of the Merger Agreement, Pyxis Oncology and Merger Sub, have agreed not to (and will cause their subsidiaries not to), subject to certain exceptions (including such exceptions expressly permitted by the Merger Agreement, or as required by applicable law, directly or indirectly, do any of the following without the prior written consent of Apexigen (which consent will not be unreasonably withheld, conditioned or delayed)):

•	amend or otherwise change Pyxis Oncology’s or Merger Sub’s certificate of incorporation or bylaws in a manner that would prevent, impair or materially delay the consummation of the Transactions;

•

reclassify, combine, split, subdivide or redeem, or purchase, otherwise acquire, directly or indirectly, any of its capital stock in manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of Pyxis Oncology’s common stock, except for repurchases made in the ordinary course of business with respect to equity awards by Pyxis Oncology;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any shares of its capital stock except for dividends or other distributions made by any direct or indirect wholly owned subsidiary of Pyxis Oncology to Pyxis Oncology or another one of its wholly owned subsidiaries;

•

enter into or adopt a plan or agreement of reorganization, merger, dissolution, restructuring, reorganization, recapitalization, or consolidation or adopt a plan of complete or partial liquidation or dissolution excluding the Transactions, transactions between Pyxis Oncology and its wholly owned subsidiaries and transactions that would not reasonably be expected to prevent, impede or materially delay the consummation of the Merger or the Transactions;

•	take any other action reasonably expected to prevent, impede or materially delay consummation of the Merger or the Transactions;

•	take any action that would be reasonably expected to prevent or impede the Transactions from qualifying for the parties’ intended tax treatment; and

•	enter into any formal or information agreement or otherwise agree, resolve or commit to take any of the foregoing actions.

Public Statements and Disclosure

Other than with respect: (i) to an Apexigen communication as determined by Apexigen in its reasonable discretion in relation to an Apexigen Takeover Proposal or an Apexigen Board Recommendation Change, or (ii) a public announcement required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange, the parties will consult with and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the Transactions and will not issue any such press release or make any such public statement before such consultation.

Access to Information

From the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, Apexigen will, and will cause its subsidiaries to, provide to Pyxis Oncology and its representatives reasonable access during normal business hours to all of their respective properties, books, contracts, commitments, personnel and records. Apexigen will, and will cause its subsidiaries to, furnish promptly to Pyxis Oncology: (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws; and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of Apexigen or its subsidiaries.

Any information disclosed by Apexigen, its subsidiaries or representatives in relation to such investigations will be subject to the terms and conditions of the Confidentiality Agreement.

Notwithstanding the foregoing, Apexigen is not required to afford such access or furnish such information to the extent that doing so would:

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result in the disclosure of any trade secrets of third parties or a violation of its obligations with respect to confidentiality if it has used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure;

•	result in a loss of attorney-client privilege; and

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in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, result in a governmental authority alleging that providing such information violates antitrust law.

Additional Agreements

Registration Statement and Proxy Statement/Prospectus

As soon as practicable following the date of the Merger Agreement, but in any event within 20 business days following the date of the Merger Agreement (to the extent practicable), Pyxis Oncology and Apexigen agreed to jointly prepare and file this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus forms a part and to cooperate with each other and use reasonable best efforts to have the registration statement of which this proxy statement/prospectus forms a part declared effective under the Securities Act as promptly as practicable after such filing.

Apexigen shall use reasonable best efforts to cause this proxy statement/prospectus to be mailed to Apexigen’s stockholders as promptly as practicable after the registration statement of which this proxy statement/prospectus forms a part declared effective under the Securities Act. Pyxis Oncology will also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Pyxis Oncology common stock pursuant to the Merger Agreement and under Apexigen’s stock incentive plans and Apexigen will furnish all information concerning Apexigen and the holders of the Apexigen common stock and rights to acquire Apexigen common stock pursuant to such plans. Pyxis Oncology and Apexigen agreed, with respect to this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus forms a part or the Merger, to: (i) notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements or for additional information; (ii) supply each other with copies of all correspondence with the SEC or its staff; and (iii) give each other an opportunity to participate in any discussions or meetings with the SEC.

Pyxis Oncology and Apexigen further agreed that prior to filing the registration statement of which this proxy statement/prospectus forms a part (or any amendment or supplement thereto) or mailing this proxy statement/prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC, the parties will: (i) provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably proposed by the other; and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed). Pyxis Oncology and Apexigen will promptly advise the other after receiving notice of the time of effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the issuance of any stop order relating to the registration statement or the suspension of the qualification of the Pyxis Oncology common stock included in the consideration for the Merger for offering or sale in any jurisdiction. Pyxis Oncology and Apexigen further agreed to use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Pyxis Oncology and Apexigen further agreed to take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Pyxis Oncology common stock comprising the Merger Consideration.

Pyxis Oncology and Apexigen further agreed that if, before the Effective Time: (i) any event occurs with respect to Pyxis Oncology, any Pyxis Oncology subsidiary, Apexigen or any Apexigen subsidiary, or any change occurs with respect to other information supplied by Pyxis Oncology or Apexigen for inclusion in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus forms a part, which is required to be described in an amendment or a supplement thereto, then that party will promptly notify the other of such event, and the parties will cooperate in the prompt filing with the SEC of any necessary amendment or supplement and, as required by law, in disseminating the information contained in such amendment or supplement to Apexigen’s stockholders.

Apexigen agreed to: (i) as soon as practicable following effectiveness of the registration statement of which this proxy statement/prospectus forms a part, duly call, give notice, convene and hold the Apexigen special meeting for the purpose of, among other things, seeking the Stockholders’ Approval; and (ii) use reasonable best efforts to cause this proxy statement/prospectus to be mailed to the Apexigen stockholders as promptly as practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act. Apexigen agreed that its obligation to call the Apexigen special meeting would not be affected by: (i) the commencement, public proposal, public disclosure or communication Apexigen of any Apexigen Takeover Proposal; or (ii) the withdrawal or modification by the Apexigen Board of its approval or recommendation of the Merger Agreement or the Merger. Apexigen will be permitted to postpone or adjourn the Apexigen special meeting for any of the Adjournment or Postponement Reasons.

Section 16(b) Exemption

Prior to the Effective Time, Pyxis Oncology, Apexigen and the Apexigen Board (or duly formed committees thereof consisting or non-employee directors (as such term is defined for purposes of Rule 16b-3 under the Exchange Act)), will take all such actions as may be considered necessary or advisable to cause the Transactions and any other dispositions of Apexigen equity securities (including Apexigen common stock and derivative securities) or acquisitions of equity securities of Pyxis Oncology (including any derivative securities) in connection with the Merger by any individual who: (i) is a director or officer of Apexigen or (ii) at the Effective Time will become a director or officer of Pyxis Oncology, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Listing

Prior to the Closing Date, Pyxis Oncology will use its reasonable best efforts to cause the shares of Pyxis Oncology common stock to be issued in the Merger and under Apexigen’s stock incentive plans to be approved for listing on Nasdaq, subject to official notice of issuance.

Pyxis Oncology Board of Directors

Pyxis Oncology has agreed to take all actions reasonably necessary to provide that the board of directors of Pyxis Oncology be expanded on or before the Closing Date, to include, as a director, one designee from the Apexigen Board reasonably satisfactory to Pyxis Oncology.

Governance of the Surviving Corporation

The Merger Agreement provides the directors and officers of Merger Sub as of immediately prior to the Effective Time will be the directors and officers, as applicable, of the Surviving Corporation as of immediately after and following the Effective Time, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected or qualified, as the case may be.

At the Effective Time, the certificate of incorporation of Apexigen as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as the certificate of incorporation set forth as Exhibit B to the Merger Agreement, and will be the certificate of incorporation of the Surviving Corporation until further amended as provided therein or by applicable law. Also at the Effective Time, the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub will be changed to refer to the name of Apexigen, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with applicable law.

Directors’ and Officers’ Exculpation, Indemnification and Insurance

Pyxis Oncology and Merger Sub have agreed that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring before the Effective Time in favor of the current or former directors or officers of Apexigen and its subsidiaries (collectively “Indemnified Persons”) as provided in their respective organizational documents or agreements for indemnification, exculpation of liability or advancement of expenses in each case as in effect on the date of the Merger Agreement (or arising after the date of the Merger Agreement: (i) with a newly hired officer, director, employee or agent in the ordinary course of business or (ii) with Pyxis Oncology’s prior written consent, not to be unreasonably withheld, conditioned or delayed) will survive the Merger and will continue for a period of not less than six years after the Effective Time.

From and after the Effective Time, the Surviving Corporation will, to the fullest extent permitted by applicable law or pursuant to the organizational documents of Apexigen in effect on the date of the Merger Agreement, indemnify, defend and hold harmless each Indemnified Person against all losses, claims, damages, liabilities and reasonable out of pocket expenses (including reasonable and documented attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval will not be unreasonably withheld, conditioned or delayed)) as incurred, to the extent arising from, relating to, or otherwise in respect of any actual or threatened action or investigation, in respect of actions or omissions occurring at or before the Effective Time in connection with such Indemnified Person’s duties as an officer or director of Apexigen or its subsidiaries, including any matters arising in connection with the Merger Agreement, Transaction Documents, the Merger and other Transactions.

For six years from and after the Effective Time, the Surviving Corporation will, and Pyxis Oncology will cause the Surviving Corporation to, maintain Apexigen’s current directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time on terms that are not materially less favorable to such insured persons than the existing terms. However, the annual premiums of such policies may not exceed 300% of the annual premiums currently paid by Apexigen (the “maximum premium”). If such insurance coverage cannot be maintained for such cost, Pyxis Oncology and the Surviving Corporation will obtain a policy with the greatest coverage available not exceeding the maximum premium. If the existing policy expires, is terminated or canceled during such six-year period, Pyxis Oncology will use all reasonable efforts to cause to be obtained as much coverage as can be obtained for the remainder of such period for an annualized premium not in excess of the maximum premium, on terms and conditions no less advantageous than the existing policy.

In the event Pyxis Oncology or the Surviving Corporation (or any of their respective successors or assigns): (i) consolidates with or merges into any other person and Pyxis Oncology or the Surviving Corporation is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then Pyxis Oncology or the Surviving Corporation, as applicable, will ensure that that such surviving corporation or entity or the transferees of such properties or assets will assume such indemnification obligations.

Employee Matters

Pyxis Oncology will give due regard to filling at or after the closing of the Merger any open positions at Pyxis Oncology and its subsidiaries arising from any separation of service of an employee of Pyxis Oncology or any of its subsidiaries that occurs after the date of the Merger Agreement and before the closing of the Merger with an individual who is employed by Apexigen or any of its subsidiaries.

For a one-year period following the Effective Time, the Surviving Corporation will (and Pyxis Oncology will cause the Surviving Corporation to), cause each Apexigen employee who continues to be an employee of Pyxis Oncology following the Merger (each a “Continuing Employee”): (i) to be provided with a base salary that is no less favorable than such Continuing Employee’s base salary immediately prior to the Effective Time (provided that if following the closing of the Merger, Pyxis Oncology implements any reduction in base salaries that is generally applicable to similarly situated employees of Pyxis Oncology then such reduction may be applied to the base salaries of the Continuing Employees); (ii) to be provided with severance payments and benefits that are no less favorable than the severance payments and benefits provided by Apexigen to such Continuing Employee immediately prior to the Effective Time; and (iii) either (A) maintain for the benefit of each Continuing Employee the benefit plans (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) at benefit levels (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) that, taken as a whole, are not materially less favorable in the aggregate than those in effect at Apexigen and its subsidiaries immediately prior to the Effective Time or (B) provide other employee benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) to each Continuing Employee that, taken as a whole, are not materially less favorable in the aggregate than the benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) provided to such Continuing Employee immediately prior to the Effective Time, or (C) provide some combination of (A) and (B) above such that each Continuing Employee receives other employee benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) that, taken as a whole, are no less favorable in the aggregate than the other benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) provided to such Continuing Employee immediately prior to the Effective Time.

Each Continuing Employee will be given credit for all service with Apexigen and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits under employee benefit plans where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement) and credited under comparable Pyxis Oncology employee benefit plans.

Pyxis Oncology will, to the extent that service is relevant for eligibility, vesting or allowances under any health or welfare benefit plan of Pyxis Oncology and such Continuing Employee is eligible to participate in such plan, use its reasonable best efforts to: (i) waive all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of any new plan for such Continuing Employee and his or her covered dependents to the same extent under the comparable plan in which such Continuing Employee participated in immediately before the Effective Time, (ii) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under Apexigen’s employee benefit plans during the portion of the plan year of the ending on the date of such employee’s participation in the corresponding benefit plan of Pyxis Oncology begins to be given full credit under the benefit plans of Pyxis Oncology for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such benefit plans of Pyxis Oncology; and (iii) credit the accounts of such Continuing Employees under any such benefit plans of Pyxis Oncology which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable plan of Apexigen. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture conditions that were not applicable as of the Effective Time.

Representations and Warranties

The Merger Agreement contains representations and warranties by Apexigen, Pyxis Oncology and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in the disclosure letters delivered by Apexigen and Pyxis Oncology in connection with the Merger Agreement.

The representations and warranties of Apexigen relate to, among other things:

•	corporate organization, valid existence, good standing and qualification and similar corporate matters;

•	organizational documents of Apexigen and its subsidiaries;

•	capitalization of Apexigen;

•	corporate power and authority to execute and deliver the Merger Agreement, perform its covenants and obligations thereunder, and (subject to the Stockholders’ Approval) consummate the Merger;

•

absence of: (i) of any violation of, or conflict with, organizational documents, applicable laws or orders, or certain contracts; and (ii) certain consents of or filings with or notices to any governmental authority required to be obtained or made, in connection with the execution and delivery of the Merger Agreement, the performance of the Merger Agreement and the consummation of the Merger;

•	compliance with certain permits, licenses and approval of relevant governmental authority necessary and required to carry on business;

•	the compliance of SEC filings with the applicable requirements of the Securities Act and the Exchange Act and compliance with applicable stock exchange listing and corporate governance rules;

•	complete and correct financial statements in all material respects that are compliant with SEC rules and in accordance with GAAP;

•	true and complete books and records and the absence of undisclosed liabilities;

•

maintenance of “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act) at all times since February 2, 2021 that are reasonably designed to: (i) provide reasonable assurance regarding the reliability of financial report and preparation of financial statements; and (ii) ensure all information required to be disclosed in Apexigen’s reports submitted under the Exchange Act in accordance with the rules of the SEC;

•	compliance with Nasdaq listing and corporate governance requirements;

•	absence of significant deficiencies or material weaknesses in the system of internal control over financial reporting used by Apexigen since February 2, 2021;

•	matters regarding Apexigen’s net liabilities;

•

the accuracy of information supplied for inclusion or incorporation of reference in the registration statement of which this proxy statement/prospectus forms a part and this proxy statement/prospectus as a whole;

•

absence of certain changes or events since December 31, 2022 that would constitute an Apexigen Material Adverse Effect or a breach of certain interim operating covenants of Apexigen if such action was taken between the date of the Merger Agreement and the Closing Date;

•	absence of pending or threatened legal proceedings;

•	employee benefit plan matters;

•	labor and employment matters;

•	absence of ownership of any real property, related real property and matters related to title to Apexigen’s assets;

•	intellectual property, data security and cybersecurity matters;

•	tax matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	requisite Apexigen Board approval and recommendations;

•	compliance with anti-bribery/anti-corruption laws since February 2, 2021;

•	absence of interested party transactions in the past five years;

•	top suppliers;

•	compliance with health care matters;

•	preclinical development and clinical trials;

•	pharmaceutical development and marketing regulatory matters;

•	compliance with trade laws;

•	fees paid to brokers;

•	opinions of financial advisors; and

•	exclusivity of representations or warranties set forth in the Merger Agreement.

Representations and warranties by Pyxis Oncology and Merger Sub relate to, among other things:

•	corporate organization, valid existence, good standing and qualification and similar corporate matters;

•	organizational documents of Pyxis Oncology and its subsidiaries;

•	duly and validly issued, fully paid and nonassessable, free and clear issuance of Pyxis Oncology common stock as consideration for the Merger;

•	capitalization of Pyxis Oncology and related matters;

•	corporate power and authority to execute and deliver the Merger Agreement, perform its covenants and obligations thereunder, and consummate the Merger;

•

absence of: (i) of any violation of, or conflict with, organizational documents, applicable laws or orders, or certain contracts; and (ii) certain consents of or filings with or notices to any governmental authority required to be obtained or made, in connection with the execution and delivery of the Merger Agreement, the performance of the Merger Agreement and the consummation of the Merger;

•	compliance with certain permits, licenses and approval of relevant governmental authority necessary and required to carry on business;

•	the compliance of SEC filings with the applicable requirements of the Securities Act and the Exchange Act and compliance with applicable stock exchange listing and corporate governance rules;

•	complete and correct financial statements in all material respects that are compliant with SEC rules and in accordance with GAAP;

•	true and complete books and records and the absence of undisclosed liabilities;

•

maintenance of “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act) at all times since October 8, 2021 that are reasonably designed to: (i) provide reasonable assurance regarding the reliability of financial report and preparation of financial statements; and (ii) ensure all information required to be disclosed in Pyxis Oncology’s reports submitted under the Exchange Act in accordance with the rules of the SEC;

•	compliance with Nasdaq listing and corporate governance requirements;

•	absence of significant deficiencies or material weaknesses in the system of internal control over financial reporting used by Pyxis Oncology since October 8, 2021;

•	accuracy of information supplied;

•

absence of certain changes or events since December 31, 2022 that would constitute a Pyxis Oncology Material Adverse Effect or a breach of certain interim operating covenants of Pyxis Oncology if such action was taken between the date of the Merger Agreement and the Closing Date;

•	absence of pending or threatened legal proceedings;

•	no brokers; and

•	exclusivity of representations or warranties set forth in the Merger Agreement.

None of the representations or warranties of Apexigen, Pyxis Oncology and Merger Sub will survive the Effective Time.

Extension, Waiver and Amendment of the Merger Agreement

Termination of the Merger Agreement by any party will require action by its board of directors or the duly authorized designee of its board of directors in order to be effective. Termination of the Merger Agreement before the Effective Time will not require the approval of the stockholders of Pyxis Oncology or Apexigen.

Transaction Litigation

In the event that any litigation related to the Merger Agreement or the Transactions is brought, or, to the knowledge of Apexigen, threatened, against Apexigen, any members of the Apexigen Board or any affiliate of Apexigen (such litigation, “Apexigen Transaction Litigation”), Apexigen will promptly notify Pyxis Oncology of such Apexigen Transaction Litigation and will keep Pyxis Oncology reasonably informed with respect to the status thereof. Apexigen will give Pyxis Oncology a reasonable opportunity to participate in the defense or settlement (at Pyxis Oncology’s sole expense and subject to a customary joint defense agreement) of any Apexigen Transaction Litigation and will consider in good faith Pyxis Oncology’s advice with respect to such Apexigen Transaction Litigation; provided that Apexigen will in any event control such defense in its sole discretion and the disclosure of information to Pyxis Oncology in connection therewith will be subject to the relevant provisions of the Merger Agreement; provided, further, that Apexigen will not settle or agree to settle any Apexigen Transaction Litigation without prior written consent of Pyxis Oncology (which consent will not be unreasonably withheld, conditioned or delayed).

Governing Law; Jurisdiction; Enforcement

The Merger Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of law principles of the State of Delaware.

Pyxis Oncology and Apexigen agreed that except as set forth in the section of the Merger Agreement regarding fees and expenses: (i) irreparable damage could occur in the event that any of the provisions of the Merger Agreement or any Transaction Document were not performed in accordance with their specific terms or were otherwise breached; (ii) the parties are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement or any Transaction Document and to seek to enforce specifically the terms and provisions of the Merger Agreement or any Transaction Document in any Delaware state court located in Delaware or any Federal court located in Delaware, in addition to any other remedy to which the parties are entitled at law or in equity.

Pyxis Oncology and Apexigen: (i) consent to submit to the personal jurisdiction of any Delaware state court or any Federal court located in State of Delaware in the event any dispute arises out of Merger Agreement or any Transaction Document, (ii) agree that they will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agree that they will not bring any action relating to Merger Agreement or any Transaction Document in any court other than a Delaware state court or a Federal court located in State of Delaware; and (iv) waive any right to trial by jury with respect to any action related to or arising out of the Merger Agreement, any Transaction Document or any of the Transactions.

THE VOTING AGREEMENTS

In connection with the Merger Agreement, Apexigen Supporting Holders entered into the Voting Agreements.

As of June 28, 2023, the Apexigen Supporting Holders together beneficially owned approximately 11.1% of the issued and outstanding shares of Apexigen common stock. The Apexigen Supporting Holders include all executive officers and directors of Apexigen and an Apexigen stockholder owning 5% or more of the outstanding shares of Apexigen common stock.

Apexigen’s Supporting Holders have separately agreed, pursuant to their respective Voting Agreement, among other things, to vote all Apexigen Covered Shares they beneficially own and are entitled to vote (a) in favor of (i) the Merger, (ii) the adoption and approval of the Merger Agreement and the terms thereof and (iii) the approval of any proposal to adjourn or postpone any Apexigen stockholder meeting to a later date if Apexigen proposes or requests such postponement or adjournment in accordance with Section 6.01 of the Merger Agreement and (b) against any proposal made in opposition to, in competition with, inconsistent with, the Merger Agreement or is intended to, or would reasonably be expected to, materially interfere with, delay, impede, postpone, discourage or adversely affect the Merger.

Subject to certain exceptions, each Apexigen Supporting Holder has also agreed not to Transfer or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of their Apexigen Covered Shares, prior to the Voting Agreement Termination Date.

Each Voting Agreement will terminate upon the earliest of (i) the date that the Merger Agreement is validly terminated, (ii) the date of any amendment of the Merger Agreement that reduces the Exchange Ratio or changes the form of considerations payable to Apexigen stockholders in the Merger, (iii) the Outside Date (as defined in the Merger Agreement), without taking into account any extension thereof agreed by the parties following the date of the Voting Agreements, (iv) the date of the closing of the Merger, (v) the date that a written agreement of the parties to terminate such Voting Agreement is effective (vi) the date of the occurrence of a Company Recommendation Change (as defined in the Merger Agreement), and (vii) the date of the approval of the Merger by the Apexigen stockholders.

The foregoing summary of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Voting Agreement attached to this proxy statement/prospectus as Annex B.

PRINCIPAL STOCKHOLDERS OF PYXIS ONCOLOGY

The following table sets forth beneficial ownership of Pyxis Oncology’s common stock as of June 15, 2023, by:

●	each person, or group of affiliated persons, known by Pyxis Oncology to beneficially own more than 5% of Pyxis Oncology’s common stock;

●	each of Pyxis Oncology’s named executive officers and directors; and

●	all of Pyxis Oncology’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of June 15, 2023, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of June 15, 2023 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on 39,398,156 shares of Pyxis Oncology common stock outstanding as of June 15, 2023.

To the knowledge of Pyxis Oncology, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Pyxis Oncology, Inc., 321 Harrison Avenue, Boston, Massachusetts 02118.

Name of Beneficial Owner	Number of Shares of Pyxis Common Stock Beneficially Owned	Percentage of Shares of Pyxis Common Stock Beneficially Owned
Greater than 5% Stockholders:
Entities affiliated with Pfizer Inc.(1)	7,032,770	17.9%
Entities associated with Tang Capital Partners, LP(2)	3,470,700	8.8%
Laurion Capital Management(3)	3,170,803	8.0%
Entities associated with Bayer World Investments B.V.(4)	2,742,338	7.0%

Named Executive Officers and Directors:
Lara Sullivan, M.D.(5)	2,147,190	5.2%
Pamela Connealy(6)	406,663	1.0%
Jay Feingold, M.D., Ph.D.(7)	532,987	1.3%
John Flavin(8)	271,810	*
Freda Lewis-Hall, M.D.(9)	100,200	*
Thomas Civik(10)	115,900	*
Darren Cline(11)	110,200	*
Rachel Humphrey, M.D.(12)	78,740	*
All executive officers and directors as a group (8 persons)(13)	3,763,690	8.7%

*	Indicates beneficial ownership of less than 1% of the outstanding shares of Pyxis Oncology common stock.

(1)

Based on a Schedule 13G/A filed on February 13, 2023 by Pfizer Inc. (“Pfizer”) and Pfizer Ventures (US) LLC (“PVUS”), with Pfizer reporting sole voting and dispositive power over 4,140,669 shares of Pyxis Oncology common stock and each of Pfizer and PVUS reporting shared voting and dispositive power over 1,080,507 shares of Pyxis Oncology common stock and the Form 4 and Form 4/A filed on March 21, 2023 and March 23, 2023, respectively, with Pfizer reporting additional securities acquired of 1,811,594. The address for Pfizer and PVUS is 66 Hudson Boulevard East, New York NY 10001.

(2)

Based solely on a Schedule 13G/A filed on February 14, 2023 by Tang Capital Partners, LP (“Tang Capital Partners”), Tang Capital Management, LLC (“Tang Capital Management”) and Kevin Tang (“Mr. Tang”) with each reporting shared voting and dispositive power over 3,470,700 shares of Pyxis Oncology common stock. The address for Tang Capital Partners, Tang Capital Management and Mr. Tang is 4747 Executive Drive, Suite 210, San Diego CA 92121.

(3)

Based solely on a Schedule 13G filed on February 8, 2023 by Laurion Capital Management LP (“Laurion”), Benjamin Alexander Smith (“Mr. Smith”), and Janaka Sheehan Maduraperuma (“Mr. Maduraperuma”) with each reporting shared voting and dispositive power over 3,170,803 shares of Pyxis Oncology common stock. The address for Laurion, Mr. Smith, and Mr. Maduraperuma is 360 Madison Avenue, Suite 1900, New York NY 10017.

(4)

Based solely on a Schedule 13G filed on February 11, 2022 by Bayer World Investments B.V. (“BWI”) and Bayer Aktiengesellschaft (“Bayer”), with each reporting shared voting and dispositive power over 2,742,338 shares of Pyxis Oncology common stock. The business address for BWI is Energieweg 1, Mijdrecht, The Netherlands 3641RG. The business address for Bayer is Bayerwerk, Gebaeude W11, Kaiser-Wilhelm-Allee 1, Leverkusen, Germany 51373.

(5)

Consists of 858,040 shares of Pyxis Oncology common stock held directly by Dr. Sullivan and 1,289,150 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

(6)

Consists of 198,867 shares of Pyxis Oncology common stock held directly by Ms. Connealy and 207,796 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

(7)

Consists of 264,823 shares of Pyxis Oncology common stock held directly by Dr. Feingold and 268,164 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

(8)

Consists of 238,441 shares of Pyxis Oncology common stock held directly by Mr. Flavin and 33,369 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

(9)

Consists of 66,831 shares of Pyxis Oncology common stock held directly by Dr. Lewis-Hall and 33,369 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

(10)

Consists of 82,531 shares of Pyxis Oncology common stock held directly by Mr. Civik and 33,369 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

(11)

Consists of 76,831 shares of Pyxis Oncology common stock held directly by Mr. Cline and 33,369 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

(12)	Consists of 78,740 shares of Pyxis Oncology common stock issuable upon the exercise of stock options exercisable or vesting within 60 days of June 15, 2023.

(13)

Consists of 1,786,364 shares of Pyxis Oncology common stock held and 1,977,326 shares of Pyxis Oncology common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of June 15, 2023.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS OF PYXIS ONCOLOGY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Pyxis Oncology’s directors and executive officers, including those described in the additional information described under “Where You Can Find More Information” and the section titled “Management Following the Merger” the following is a description of each transaction involving Pyxis Oncology since January 1, 2021 and each currently proposed transaction in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Pyxis Oncology’s total assets at year-end for the last two completed fiscal years, as applicable; and

●

any of Pyxis Oncology’s directors, executive officers or holders of more than 5% of Pyxis Oncology’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Series B Convertible Preferred Stock Financing

In March 2021, Pyxis Oncology issued a total of 104,812,248 shares of its Series B Convertible Preferred Stock for $1.6458 per share. 92,356,299 of the shares were issued to new and existing stockholders generating $151.6 million in proceeds, net of issuance costs, 12,152,145 shares were issued to Pfizer, Inc. (“Pfizer”) as part of the $20.0 million license expenses under the license agreement, as amended, (the “Pfizer License Agreement”) for worldwide development and commercialization rights to two of Pfizer’s proprietary ADC product candidates (now referred to as PYX-201 and PYX-203), as well as other ADC product candidates directed to the licensed targets and 303,804 shares were issued to LegoChem Biosciences, Inc. (“LegoChem”) as part of the $0.5 million research and development expenses under the opt-in, investment and additional consideration agreement with LegoChem (the “Opt-In Agreement”). Each 6.359 shares of Series B Convertible Preferred Stock was automatically converted into one share of Pyxis Oncology common stock upon the completion of Pyxis Oncology’s initial public offering.

The participants in the Series B Convertible Preferred Stock financing included certain beneficial owners of more than 5% of Pyxis Oncology common stock and entities affiliated with certain of Pyxis Oncology’s directors, as set forth in the table below:

Related Party	Shares of Series B Convertible Preferred Stock (Prior to conversion to common stock)
Entities affiliated with Pfizer Inc.(1)	18,228,217
Perceptive Life Sciences Master Fund, Ltd.(2)	9,721,716
Arix Bioscience Holdings Limited (3)	9,114,109
Entities affiliated with RTW Investments(4)	9,114,109
Entities affiliated with RA Capital(5)	8,202,698
Bayer World Investments B.V.(6)	6,076,072
Longwood Fund IV, L.P.(7)	2,551,950

(1)

Pfizer Inc. and Pfizer Ventures (US) LLC are collectively holders of 5% or more of Pyxis Oncology common stock. Christopher O’Donnell, Ph.D., is a Partner at Pfizer Ventures and was a member of the Pyxis Oncology Board prior to the completion of Pyxis Oncology’s initial public offering.

(2)	Perceptive Life Sciences Master Fund, Ltd. was a holder of 5% or more of Pyxis Oncology common stock at the time of the Series B Convertible Preferred Stock financing.

(3)

Arix Bioscience Holdings Limited was a holder of 5% or more of Pyxis Oncology common stock at the time of the Series B Convertible Preferred Stock financing. Mark Chin is a Managing Director at Arix Bioscience, an entity affiliated Arix Bioscience Holdings Limited, and was a member of the Pyxis Oncology Board since Pyxis Oncology’s initial public offering through April 12, 2022.

(4)

RTW Innovation Master Fund, Ltd., RTW Master Fund, Ltd. and RTW Venture Fund Limited. (the “RTW Entities”) were collectively holders of 5% or more of Pyxis Oncology common stock. Gotham Makker is the head of Strategic Investments for RTW Investments, LP, which is the manager of RTW Master Fund, Ltd., RTW Venture Fund Limited and RTW Innovation Master Fund, and was a member of the Pyxis Oncology Board prior to the completion of Pyxis Oncology’s initial public offering.

(5)

RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund II, L.P. were collectively holders of 5% or more of Pyxis Oncology common stock at the time of the Series B Convertible Preferred Stock financing.

(6)

Bayer World Investments B.V. is a holder of 5% or more of Pyxis Oncology common stock. Lucio Iannone, Ph.D. is an investor at Leaps by Bayer, an entity affiliated Bayer World Investments B.V., and was a member of the Pyxis Oncology Board prior to the completion of Pyxis Oncology’s initial public offering.

(7)	Longwood Fund IV, L.P. was a holder of 5% or more of Pyxis Oncology common stock at the time of the Series B Convertible Preferred Stock financing.

Amended and Restated Investor Rights Agreement

In March 2021, in connection with the closing of Pyxis Oncology’s Series B convertible preferred stock financing, Pyxis Oncology entered into an Amended and Restated Investor Rights Agreement with certain holders of its capital stock, including with certain beneficial owners of more than 5% of its capital stock and entities affiliated with certain of directors. The Amended and Restated Investor Rights Agreement provides for certain registration rights which survived the completion of Pyxis Oncology’s initial public offering, as more fully described in Pyxis Oncology’s registration statement filed in connection with its initial public offering.

Pfizer, Inc. License Agreement

In December 2020, Pyxis Oncology entered into the Pfizer License Agreement, which was amended and became effective for Pyxis Oncology in March 2021. Pursuant to this agreement, Pyxis Oncology incurred a combined $25.0 million, consisting of an upfront fee equal to a cash payment of $5.0 million and the issuance of 12,152,145 shares of Series B Convertible Preferred Stock, with a value of $20.0 million in 2021 to Pfizer and is obligated to pay future contingent payments and royalties.

Pfizer owns more than 10% of Pyxis Oncology and is considered the principal owner of Pyxis Oncology. During the years ended December 31, 2022 and 2021, Pyxis Oncology incurred $17.3 million and $25.0 million, respectively, of research and development expenses towards licensing fees.

On October 6, 2022, Pyxis Oncology entered into an amended and restated license agreement, (the “A&R License Agreement”), with Pfizer, which amends and restates the Pfizer License Agreement. In accordance with the terms of the A&R License Agreement, Pyxis Oncology issued 2,229,654 shares of its common stock to Pfizer in October 2022 and paid $8.0 million in January 2023.

Additionally, on March 17, 2023, Pyxis Oncology issued 1,811,594 shares of its common stock to Pfizer, which was equivalent to $5.0 million, in consideration of the A&R License Agreement.

The University of Chicago Agreement

In April 2020, Pyxis Oncology entered into a license agreement (the “University License Agreement”), as well as a sponsored research agreement, with the University of Chicago (the “University”). Under the terms of the license, Pyxis Oncology has the global right to develop and commercialize products that are covered by a valid claim of a licensed patent, incorporate or use the licensed know-how and materials or are known to assess, modulate or utilize the activity of certain specified biological targets. In partial consideration for the license from the University, Pyxis Oncology issued to the University 48,919 shares of Pyxis Oncology common stock in 2020.

Pursuant to the University License Agreement, Pyxis Oncology is obligated to pay potential development and commercial milestones of up to $7.7 million as well as running royalties on net sales of licensed products at varying rates ranging from less than a percent to the low single digits, subject to a minimum annual royalty of up to $3.0 million during certain years following the effective date. Pyxis Oncology is also obligated to pay the University a percentage of certain sublicensing revenue ranging from low- to mid-teens based on the date of entering into the applicable sublicense.

Pyxis Oncology incurred $0.3 million and $0 for the years ended December 31, 2022 and 2021, respectively, with regards to the University License Agreement.

BUSINESS OF APEXIGEN

Background of Apexigen

In March 2022, BCAC, Apexigen’s legal predecessor company and a special purpose acquisition company, and Legacy Apexigen, entered into the Brookline Business Combination Agreement. When the Brookline Business Combination occurred, Legacy Apexigen survived as a wholly owned subsidiary of BCAC, BCAC changed its name to Apexigen, Inc., and Legacy Apexigen changed its name to Apexigen, America, Inc. On August 1, 2022, Apexigen’s common stock and public warrants, formerly those of BCAC, began trading on Nasdaq under the ticker symbols “APGN” and “APGNW,” respectively.

Legacy Apexigen was incorporated in Delaware in 2010 to focus on the discovery, development and commercialization of humanized monoclonal antibody therapies. Apexigen is headquartered in San Carlos, California.

Overview

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents designed to harness the patient’s immune system to combat and eradicate cancer. Apexigen and its licensees are researching and developing several protein therapeutics that were discovered using Apexigen’s APXiMAB antibody platform. Apexigen has one clinical-stage candidate, sotiga, that Apexigen is developing. Apexigen also has several preclinical and research stage antibodies Apexigen discovered using Apexigen’s APXiMAB platform that Apexigen is not currently advancing as Apexigen focuses its resources on completing ongoing clinical activities for the sotiga program. Apexigen’s licensees are advancing five product candidates in clinical development that were enabled by discoveries from Apexigen’s APXiMAB platform.

Apexigen’s clinical-stage candidate, sotiga, is a humanized agonist antibody that targets and activates CD40, a co-stimulatory receptor that is essential for activating both the innate and adaptive arms of the immune system, to stimulate an anti-tumor immune response. Sotiga is currently in Phase 2 clinical development for the treatment of solid tumors such as soft tissue sarcomas and melanoma in combination with chemotherapy, radiation therapy and immunotherapy.

Apexigen’s APXiMAB platform was used to enable the discovery of multiple protein therapeutic product candidates against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. In addition to the product candidates that Apexigen wholly owns, several product candidates discovered through the use of the APXiMAB platform are in clinical development by Apexigen’s licensees. The most advanced of these programs is Novartis’ Beovu® (brolucizumab-dbll) product, which received FDA approval in 2019 and is marketed in over 70 countries. Two other programs being developed by Apexigen’s licensees are in later-stage development; Jiangsu Simcere Pharmaceutical R&D Co., Ltd.’s (“Simcere”) suvemcitug (BD0801) is in Phase 3 clinical development in ovarian cancer and Mabwell (Shanghai) Bioscience Co., Ltd.’s (“Mabwell”) 9MW0211 is in an adaptive, pivotal Phase 2/3 clinical trial in AMD. There is no guarantee that any of the product candidates discovered using Apexigen’s APXiMAB antibody platform, whether developed by Apexigen or Apexigen’s licensees, will receive regulatory approval.

Background on Immuno-oncology

Immuno-oncology therapeutics harness the power of the immune system to treat cancer. This class of therapeutics has transformed patient care over the last decade. Immunosurveillance and activation of the immune system is mediated by both innate and adaptive immune mechanisms and normally protects patients from tumor growth and metastasis. Antigen-presenting cells (“APCs”), including dendritic cells (“DCs”) and monocytes, are also key mediators of innate immunity, recognizing cancer cells and destroying them via phagocytosis or by recruiting and activating adaptive immune cells through direct cell contact and effective presentation of cancer-specific antigens in concert with costimulatory molecules and cytokines. Adaptive immune cells can mediate durable anti-tumor immunity by multiple mechanisms including production of anti-tumor antibodies by B cells and direct cytotoxicity by CD8 T cells.

While the immune system may initially control tumor formation and growth, over time, tumor cells may evolve to evade recognition and elimination by immune cells. These evasion strategies involve modulation of activating and inhibitory immune checkpoint pathways. Currently, many approved therapeutic antibodies target T cells by blocking inhibitory checkpoint molecules, including CTLA-4 and PD-1. While these antibodies have shown efficacy in certain subsets of patients, the majority of patients are refractory to treatment, suggesting that the treatment of cancer requires additional approaches which employ diverse or additional mechanisms of action that facilitated the engagement of both innate and adaptive immune components.

Sotiga (APX005M) Program

Harnessing the body’s immune system through immunotherapies is an effective means of treating patients with cancer. For example, immune checkpoint inhibitors to PD-1, PD-L1, and CTLA-4 have shown meaningful increases in overall patient survival. Most tumors, however, are either resistant to checkpoint inhibition or become resistant after treatment. Immune suppressive mechanisms of resistance include reductions in tumor-infiltrating lymphocytes and impaired T cell function. Restoring or increasing T cell functionality and infiltration is believed to be crucial to cancer treatment, with the potential to overcome checkpoint inhibition resistance, enhance the effects of chemotherapy, radiotherapy or vaccine therapy, and increase survival.

DCs are APCs that provide signaling leading to T cell activation, function and infiltration. CD40, which is predominantly expressed on APCs such as DCs, is a key mediator of this activation. Activation of CD40 initiates and amplifies a multi-cellular immune response, bringing different components of both the innate and adaptive arms of the immune system to work in concert and resulting in increased antigen presentation, maturation of DCs and activation of CD4+ and CD8+ T cells, NK cells and neutrophils to attack tumor cells.

Sotiga is a CD40 agonist antibody that Apexigen designed to maximize its agonistic properties through:

●	Unique epitope specificity to mimic the binding of CD40 ligand to the CD40 receptor binding site for increased potency;

●	An engineered increase in binding to Fc gamma receptor 2B (FcgRIIB) to increase antibody cross-linking and antitumor potency; and

●	An engineered reduction in binding to Fc gamma receptor 3a (FcgRIIIa) to eliminate antibody-dependent cell-mediated cytotoxicity (“ADCC”) effects on CD40-expressing APCs.

Apexigen believes that sotiga’s ability to stimulate both innate and adaptive immunity enhances tumor infiltration of immune and proinflammatory cells such as M1 macrophages and T cells and immune stimulatory cytokines such as interferon-g. Tumors with an inflamed phenotype tend to be more responsive to anti-cancer therapies. Apexigen therefore believes sotiga may combine well with and enhance the efficacy of other immuno-oncology agents, targeted therapeutics, chemotherapies, vaccines and radiation therapy to improve outcomes for patients.

Figure 1: Sotiga Targets CD40: A Key Pathway in Stimulating Immune Response in Cancer

Apexigen has studied sotiga in over a dozen company-sponsored or investigator- or cooperative group-sponsored clinical trials in numerous tumor settings as both a monotherapy and in combination with chemotherapies, radiation therapies, immuno-oncology therapeutics and cancer vaccines. None of these clinical trials was powered to determine statistical significance over a control arm. Apexigen has dosed over 500 patients with sotiga across these studies, generating a significant amount of safety and efficacy data to guide its continued development of sotiga. The data to date demonstrate that sotiga is reasonably well tolerated as a monotherapy and also in combination with other cancer therapeutics. The SAEs considered at least possibly related to sotiga across all clinical trials reported in more than one subject were cytokine release syndrome (n=16, ~3%), blood bilirubin increased (n= 3,<0.6%), infusion-related reaction (n= 3,<0.6%), thrombocytopenia/platelet count decreased (n=3, <0.6%), aspartate aminotransferase increased (n=3, <0.6%), alanine aminotransferase increased (n= 2,<0.4%), colitis (n=2, <0.4%), pyrexia (n= 2, <0.4%), pancreatitis/ acute pancreatitis (n=2, <0.4%), and hepatic failure (dysfunction) (n=2, <0.4%). In several clinical trials, sotiga was dosed in combination in with other therapeutics, including anti-PD-1 antibodies, chemotherapy or radiation, and in several of the SAEs listed above such as colitis, the events were also considered related to the other components of the combination such as an anti-PD-1 antibody. Apexigen has observed single-agent anti-tumor activity, including CRs in patients with unresectable or metastatic melanoma who had not previously received immuno-oncology therapeutics, and efficacy in combination with antibodies to PD-1, chemotherapies and radiation therapies in Phase 2 clinical development in multiple tumor settings. Apexigen’s current clinical development activities are focused on completing the enrollment and treatment of patients with advanced sarcoma with sotiga in combination with doxorubicin.

Sotiga in Advanced Sarcoma

Background

Soft tissue sarcomas are a heterogeneous group of malignancies of mesenchymal origin. More than 50 subtypes are defined, each with distinct clinical and biologic features. Chemotherapy remains the standard approach for most soft tissue sarcoma subtypes when disease is unresectable or metastatic. Doxorubicin and the combination of gemcitabine and docetaxel are front-line chemotherapy regimens used for initial treatment of most soft tissue sarcoma. Across several recent large randomized controlled studies evaluating new agents in sarcoma, response rates in the doxorubicin control were between 5-19%. In a recent Phase 3 study of olaratumab, the doxorubicin control arm was reported to have an overall response rate (“ORR”) of 18.3% and a median progression-free survival (“mPFS”) of 6.8 months in the soft tissue sarcoma population. Studies of immunotherapy-based approaches for the treatment of sarcoma have shown limited efficacy to date. Newer and more effective treatments are needed in this difficult-to-treat indication.

In August 2021, the FDA granted Apexigen Orphan Drug Designation for sotiga for the treatment of soft tissue carcinoma.

Phase 2 Clinical Trial of Sotiga in Combination with Doxorubicin

Apexigen is collaborating with Columbia University on a multi-center, investigator-sponsored Phase 2 clinical trial (NCT03719430) of sotiga in combination with doxorubicin in patients with advanced soft tissue sarcoma (the “APX005M-009 Trial”). This trial completed enrollment of the originally planned 32 patients in January 2023. In June 2023, data from the APX005M-009 Trial were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting that showed that patients with dedifferentiated liposarcoma (“LPS”) who were treated with sotiga in combination with standard-of-care doxorubicin had a mPFS of 10.95 months (n=10 patients). Based on the mPFS observed in LPS patients in this trial, which is meaningfully higher than the historical mPFS of patients with LPS who are treated with standard-of-care doxorubicin alone, Apexigen and Apexigen’s collaborator Columbia University expanded the LPS cohort and plan to enroll 10 additional patients with LPS to supplement the data Apexigen has observed and potentially inform a registration-enabling study in de-differentiated LPS.

Sotiga in Anti-PD-(L)1 Refractory Melanoma

Background

The current standard-of-care treatment for patients with metastatic or unresectable melanoma includes immuno-oncology agents such as anti-PD-1 drugs (e.g., pembrolizumab and nivolumab), the anti-CTLA-4 antibody, ipilimumab, the anti-LAG-3 antibody, relatlimab, and BRAF/MEK inhibitors for tumors that harbor specific gene mutations. These drugs have shown responses in approximately 15% to 40% of melanoma patients and extended the progression-free survival and overall survival of patients receiving these therapies. Despite these treatments, the majority of patients have not had durable responses and have relapsed. For those patients whose disease progresses following approved targeted therapy or immunotherapy regimens, treatment options are limited to minimally active agents that include chemotherapy, radiation, surgery and investigational agents. Therefore, there is an unmet need for new effective treatments.

Phase 1b/2 Clinical Trial of Sotiga in Combination with Nivolumab

In 2021, Apexigen completed a Phase 1b/2 open-label trial (NCT03123783) in which Apexigen studied sotiga in combination with nivolumab, an anti-PD-1 antibody, in subjects with unresectable or metastatic melanoma that had progressive disease (PD) during treatment with anti-PD-(L)1 therapy as one arm of a multi-indication trial (the “APX005M-002 Trial”). Eligible patients with melanoma had to have documented disease progression by two consecutive tumor assessments.

In the Phase 1b portion of the APX005M-002 Trial, Apexigen evaluated sotiga at three dose levels administered every three weeks in combination with nivolumab (360mg). No dose-limiting toxicities occurred and 0.3 mg/kg of sotiga administered every three weeks was determined to be the recommended dose for use in the Phase 2 portion (“RP2D”) of the study.

In the Phase 2 portion of the APX005M-002 Trial, 38 patients with anti-PD-(L)1 refractory metastatic melanoma were enrolled and evaluable for safety and 33 of these patients were evaluable for efficacy. Of the efficacy-evaluable patients, 14 (42%) had elevated levels of lactate dehydrogenase (LDH) at baseline, a poor prognostic indicator of response to PD-(L)1 blockade therapy, seven (21%) had received two or more prior lines of therapy and eight (24%) had previously been treated with an anti-CTLA-4 antibody.

There were five partial responses (“PRs”) in the trial for an ORR of 15.2% and ten patients with stable disease (“SD”) (30.3%). The duration of response as determined in the trial ranged from 4.1+ to 24.7+ months, and was measured from the first documented PR to the earlier of the date of progression or the last imaging study prior to the end of the trial even if the patient was in an ongoing PR. Four of the responding patients remained in an ongoing PR at the completion of the trial, after which Apexigen ceased following and monitoring these patients for progression. The fifth responding patient developed an isolated brain lesion approximately nine months after stopping combination therapy (DoR of approximately 18.7 months), subsequently received radiation therapy for the brain lesion, and did not require any further local or systemic therapy through the end of the trial. The duration of SD was up to 14.0+ months and the majority of patients with SD had a duration of SD lasting longer than 3.5 months. These data suggest that treatment with sotiga in combination with nivolumab resulted in clinical benefits in PD-1 blockade refractory patients by achieving durable objective tumor responses and SD.

In the APX005M-002 Trial, Apexigen observed that the combination of sotiga and nivolumab could be administered to patients with anti-PD-(L)1 refractory melanoma repeatedly for greater than one year with an acceptable safety profile. The majority of AEs considered related to sotiga, nivolumab or the combination were transient and grade 1 or 2. The most common AEs consisted of fever, fatigue, chills, headache, nausea, pruritus, vomiting, rash, arthralgias, myalgias, and elevated liver function tests. No SAEs or deaths were considered related to the study drugs and no treatment withdrawals or discontinuations were reported as due to AEs related to sotiga. The incidence of immune-related adverse events was low, and the AEs were similar in nature to those that have been reported with nivolumab alone. There were no reported cases of cytokine release syndrome.

Apexigen believes the data observed in the APX005M-002 Trial supports the advancement of the development of sotiga as a potential treatment in combination with a PD-(L)1 inhibitor for patients with unresectable or metastatic melanoma that had progressive disease during treatment with anti-PD-(L)1 therapy. Accordingly, in June 2022, Apexigen discussed with the FDA in a Type C meeting its plans for a registration-enabling study of sotiga in this combination and setting. Apexigen received feedback and support from the FDA for a potential randomized registration-enabling clinical trial of sotiga in combination with a PD-1 inhibitor to treat patients with PD-1 blockade refractory melanoma, which potential trial would compare the combination of sotiga and a PD-1 inhibitor against an investigator’s choice of standard of care therapy and would demonstrate the contribution of sotiga and the PD-1 inhibitor as components of the combination regimen.

Apexigen’s APXiMAB Platform

Apexigen’s APXiMAB platform was used to discover all of its wholly owned product candidates and several programs for the development of product candidates that Apexigen has out-licensed. Apexigen’s proprietary APXiMAB platform is comprised of two primary components:

●	Generation of hybridomas from rabbit B cells using fusion cell lines which enable Apexigen to reproducibly generate large numbers of rabbit monoclonal antibodies; and

●	Humanization of these antibodies using Apexigen’s multi lineage guided (“MLG”) humanization technology.

Advantages of Rabbit Antibodies

Rabbits offer numerous advantages over other animal species for the generation of therapeutic antibodies. Unlike rodents and humans, which rely primarily on VDJ rearrangement (variable (V), diversity (D) and joining (J) gene segment rearrangements), rabbits use an additional process called gene conversion, to generate a broad and diverse antibody repertoire.

Rabbit antibodies offer:

●	diverse epitope recognition to enable fit-for-purpose therapeutic antibody generation;

●	the ability to recognize epitopes that are not immunogenic in other species, including small-size epitopes; and

●	high affinity and specificity.

Apexigen’s Hybridoma Technology

Despite the multiple advantages of rabbit-derived antibodies, they were generally not used as a source of monoclonal antibodies until Epitomics, Apexigen’s predecessor, developed a fusion cell line capable of generating stable hybridoma clones, which enables Apexigen to generate high quality rabbit-derived antibodies from hybridoma cell lines.

Apexigen’s antibody generation process begins with immunization of rabbits from which B cells are isolated and fused to a rabbit myeloma cell line, generating hybridoma cells capable of stably producing rabbit antibodies. These antibodies are screened for desired properties such as affinity and specificity and evaluated in panels of biochemical and cellular assays.

Figure 2: The APXiMAB Platform Process

Immunized Rabbit
Rabbit Fusion Cell Lines
Isolate B Cells
Hybriodoma Cells
Screen Hybridomas by ELISA for Specific Antigen Recognition
Antibody Characterization (Western, IHC, ICC, Flow, IP, Neutralizing, etc.)
Monoclonal Antibody Production
MLG Humanization Technology

Apexigen’s Proprietary MLG Humanization Technology

To facilitate drug development, Apexigen humanizes these rabbit monoclonal antibodies using Apexigen’s proprietary MLG humanization technology. Antibodies generated in non-human species and given to people as drugs can induce the formation of antibodies that neutralize the antibody drug or induce an undesirable immune response. These are often referred to as anti-drug antibodies (“ADAs”). Most therapeutic antibodies are therefore modified to have their sequences resemble human antibody sequences as much as possible in an attempt to avoid the development of ADAs.

In conventional humanization, sequences of antibodies derived from non-human species are altered to be closer to human antibody sequences by replacing the sequences of the antibody scaffold with that of human scaffolds.

This creates a novel antibody in which the majority of the sequence comes from human antibody genes and the antigen-binding portions from the originating non-human species.

In Apexigen’s MLG humanization technology, Apexigen examines the antibody sequences generated in rabbits to better understand the importance of various residues both in the antigen-binding portions and the antibody scaffold. Residues that are highly conserved are preserved while other residues that are highly variable in the sequences of the rabbit antibodies are replaced with conservative amino acid substitutions found in human antibodies. Because Apexigen’s MLG technology enables humanization of antigen-binding regions, Apexigen believes that this process results in humanized antibodies that maintain the desired characteristics of the original rabbit antibody, including high affinity, while reducing immunogenicity.

Apexigen’s Antibody Engineering Expertise

Apexigen deploys its knowledge of immunology and experience with therapeutic antibodies to engineer desirable features into its product candidates. For example, Apexigen incorporated the S267E mutation into the Fc portion of sotiga with the goal of achieving better potency and safety. This mutation, which had previously been described in scientific literature, changes the binding affinity to FcgRIIb and FcgRIIIa receptors to increase cross-linking and the potency of sotiga and reduce immune activation in circulation, where less FcR crosslinking occurs. Elimination of binding to FcgRIIIa minimizes ADCC and consequently prevents the depletion of CD40-expressing immune cells. Binding of sotiga to the CD40 ligand binding domain mimics that of the natural CD40 ligand and enhancing sotiga’s activation of CD40. Apexigen has employed other strategies to design favorable properties into its product candidates.

Apexigen’s Out-License Relationships

Apexigen’s APXiMAB platform has enabled the discovery of multiple protein therapeutic product candidates with potential utility in multiple therapeutic areas. Apexigen has licenses with several biopharmaceutical companies that are developing product candidates that were discovered using its APXiMAB platform, which has been important to prosecuting the full value of Apexigen’s platform. Apexigen believes the licenses for the programs for the development of product candidates Apexigen has helped generate demonstrate the productivity and utility of its platform and positions Apexigen to receive meaningful royalty payments if those product candidates are approved and successfully commercialized. Described below are the out-license relationships and the related agreements under which Apexigen may receive milestone or royalty payments. The aggregate payments received from these relationships as of March 31, 2023 include milestone payments of approximately $3.6 million, upfront or execution payments of approximately $1.9 million, and other service-related payments of approximately $0.3 million. Apexigen has also recorded $6.2 million in deferred revenue relating to certain royalty payments made under the ESBATech Agreement as of March 31, 2023.

Beovu and Novartis Antibody Candidate Discovery and Development Agreement

In September 2009, Alcon Research, Ltd. (“ARL”) acquired ESBATech and in April 2011 ARL’s parent, Alcon, Inc. merged with Novartis. Epitomics assigned the ESBATech Agreement to Apexigen in connection with its spin-out from Epitomics.

Under the ESBATech Agreement, Epitomics provided to ESBATech antibodies discovered using the APXiMAB platform that target certain molecules. ESBATech used those antibodies to develop drug product candidates to two different drug targets. Under the ESBATech Agreement, Apexigen granted ESBATech a non-exclusive, irrevocable, worldwide, sublicensable, royalty-bearing and perpetual license to its rights in certain intellectual property to develop and commercialize those drug product candidates. Other than financial interests, Apexigen does not have any ownership or right in those drug product candidates or any intellectual property covering or enabling the manufacture, use or sale of those drug product candidates.

Novartis, the successor in interest to ESBATech, has successfully developed and begun commercializing one of those drug product candidates, brolucizumab-dbll, a single-chain antibody fragment (scFv) targeting all of the isoforms of VEGF-A, which Novartis markets under the brand name Beovu®. Beovu is approved for use in over 70 countries and indicated for the treatment of neovascular (wet) AMD and has received European Commission approval for the use of Beovu for the treatment of visual impairment due to diabetic macular edema. Novartis is also developing Beovu for additional uses in several Phase 3 clinical trials.

In or around January 2019, Novartis licensed to Oculis SA another of the drug product candidates covered by the ESBATech Agreement, which was named LME636. Oculis renamed the drug candidate OCS-02. OCS-02 is a topical single-chain anti-TNF alpha antibody fragment. Oculis is in Phase 2 development of OCS-02 for the treatment of dry eye and uveitis.

Novartis and its predecessors have paid all of the upfront fee and milestone payments due under the ESBATech Agreement. The term of the ESBATech Agreement expired in March 2010; however, Novartis’ royalty payment obligations under the agreement survive indefinitely. Novartis is obligated to pay Apexigen a very low single-digit royalty on worldwide net sales of Beovu and OCS-02 for therapeutic uses by Novartis, its affiliates or licensees in perpetuity. In October 2019, Novartis’ Beovu was approved for commercial sale. However, Novartis has disputed its obligation to pay royalties to Apexigen under the ESBATech Agreement and continues to pay such royalties under protest. As a result, Apexigen has determined that any sales-based royalty revenue Apexigen has earned under the ESBATech Agreement is currently fully constrained and Apexigen has recorded the royalty proceeds as deferred revenue in its balance sheets in an aggregate amount of $6.2 million as of March 31, 2022.

Simcere License and Collaboration Agreement

In December 2008, Epitomics and Simcere entered into a license and collaboration agreement (the “Simcere Agreement”) for the development and commercialization of suvemcitug (BD0801) for oncology in the People’s Republic of China (“China”). Suvemcitug is, a humanized anti-VEGF rabbit monoclonal antibody molecule. In connection with Apexigen’s spin-out from Epitomics, Epitomics assigned the Simcere Agreement to Apexigen. Simcere is responsible for conducting the development and commercialization of suvemcitug in China at its cost. Apexigen has reserved the right to develop and commercialize suvemcitug outside of China at its discretion. If Apexigen develops and commercializes suvemcitug outside of China, Apexigen will share with Simcere costs incurred and revenue earned outside of China. Under the Simcere Agreement, Simcere has an exclusive, royalty-bearing license (without the right to sublicense) to Apexigen’s rights in certain intellectual property that Apexigen licensed from Epitomics to develop and commercialize suvemcitug in the field of oncology therapeutics in China. Simcere granted Apexigen a non-exclusive, royalty-free, worldwide license (without the right to sublicense) to improvements derived from suvemcitug using the intellectual property Apexigen licensed to Simcere for any purpose outside of China and for purposes outside of oncology therapeutics in China. Intellectual property created in Apexigen’s collaboration program with Simcere is jointly owned by Apexigen and Simcere. Simcere is obligated to pay Apexigen milestone payments for achievement of certain clinical development milestones and low to high single-digit percentage royalties on net sales of suvemcitug in China until 15 years after the first commercial sale of suvemcitug. If Apexigen chooses to commercialize suvemcitug outside of China, Apexigen shares with Simcere a mid-double-digit percentage of costs and revenue arising from the development and commercialization of suvemcitug outside of China. Unless earlier terminated, the Simcere Agreement continues until 15 years after the first commercial sale of suvemcitug. Either party may terminate the Simcere Agreement for the other party’s uncured material breach. Simcere may terminate the Simcere Agreement upon a decision by an appellate court in China that suvemcitug infringes a third party patent and such dispute cannot be resolved by settlement, licensing or other alternatives. Simcere is currently developing suvemcitug in Phase 3 clinical development for use in combination with chemotherapy to treat patients with recurrent, platinum-resistant ovarian cancer.

T-Mab/Mabwell Agreement

In May 2008, Jiangsu T-Mab Biotechnology Ltd., Co. (“T-Mab”) entered into a license, co-development and contract manufacture agreement (the “T-Mab Agreement”) with Epitomics for the development and commercialization of therapeutic candidates in two therapeutic programs, each directed to a specified target for specified fields, including VEGF for the treatment of ocular diseases, in China. Epitomics assigned the T-Mab Agreement to Apexigen in connection with its spin-out from Epitomics. Mabwell acquired T-Mab in 2015. Mabwell is responsible for conducting the development and commercialization of the therapeutic candidates in China. Apexigen may, at its discretion, develop and commercialize such therapeutic candidates outside of China, however, Apexigen must pay Mabwell a royalty on sales of such therapeutic candidates made outside of China if Apexigen does so. Under the agreement, Apexigen granted Mabwell an exclusive, royalty-bearing, perpetual license (without the right to sublicense) to Apexigen’s rights in certain intellectual property that Apexigen licensed from Epitomics to develop and commercialize such therapeutic candidates. Mabwell is obligated to pay Apexigen a mid-single-digit percentage royalty on net sales of such therapeutic candidates in China. If Apexigen chooses to commercialize such therapeutic candidates outside of China, Apexigen would be obligated to pay Mabwell a mid-single-digit percentage royalty on net sales of such therapeutic candidates outside of China that Apexigen sells directly to end users and a mid-single-digit percentage of revenue Apexigen receives as sublicense fees, milestone payments and royalties related to the sale of such therapeutic candidate. Each party’s obligations to pay royalties to the other party continue until 15 years after the first commercial sale of licensed product in each party’s respective territory. The term of the T-Mab Agreement expired in May 2013; however, Mabwell’s royalty payment obligations under the agreement survive expiration. The royalty term for 9MW0211, an anti-VEGF antibody licensed under the T-Mab Agreement, will begin on the first commercial sale in China and end a low two-digit number of years after such first commercial sale. Mabwell is currently in Phase 3 development of 9MW0211.

Toray Sublicense Agreement

Under an agreement between Epitomics and Toray Industries, Inc. (“Toray”), Epitomics provided Toray with antibodies created using the APXiMAB platform that target certain molecules to use in the development of its drug product candidates. In May 2012, Apexigen entered into a non-exclusive sublicense agreement with Toray (the “Toray Agreement”) under which Apexigen granted Toray a non-exclusive, worldwide sublicense, with the right to grant further sublicenses, under the intellectual property that Apexigen licensed from Epitomics to develop and commercialize drug product candidates that Toray develops using those antibodies in the field of pharmaceutical products for human or veterinary use. Under the Toray Agreement, Toray paid Apexigen an upfront fee, and agreed to pay Apexigen certain development- and regulatory-related milestone payments and a low single-digit percentage royalty on net sales of licensed products by Toray or its affiliates. Toray is also obligated to pay Apexigen a mid-teens percentage of certain payments Toray receives from sublicensees under the Toray Agreement, which payments may limit Toray’s obligations to pay the milestone payments described above. Subject to certain termination rights, including Toray’s right to terminate the agreement for convenience upon 60 days’ prior written notice, the agreement continues on a product-by-product and country-by-country basis until 10 years after the first commercial sale of such product in such country. Upon expiration or early termination of the agreement, Toray’s sublicense and any further sublicenses granted by Toray will automatically terminate. Toray is currently in Phase 1b development of TRK-950, an antibody licensed under the Toray Agreement.

Competition

The biotechnology industry is highly competitive and subject to rapid and significant technological change. Moreover, the oncology field is characterized by strong and increasing competition, and a strong emphasis on intellectual property. Sotiga and products Apexigen may develop in the future for the treatment of cancer and any other diseases are likely to face competition from other drugs and therapies, including those of which Apexigen may not currently be aware. In addition, Apexigen’s products may need to compete with off-label drugs used by physicians to treat the indications for which Apexigen seeks approval. This may make it difficult for Apexigen to replace existing therapies with Apexigen’s products.

Major multinational pharmaceutical and biotechnology companies, emerging and start-up companies, universities and other research institutions could focus their future efforts on developing competing therapies and treatments for any of the targets or indications Apexigen is currently targeting or may target in the future. For example, each of Hoffman-La Roche AG, Janssen Biotech, Inc., a subsidiary of Johnson & Johnson (in collaboration with Alligator Bioscience AB), Celldex Therapeutics, Inc., Seagan Inc., Eucure Biopharma, a subsidiary of Biocytogen, Lygen Pharma and AbbVie Inc. are developing CD40-based antibody product candidates for solid tumor oncology indications, typically in combination therapies, and other companies and institutions have other CD40-based product candidates in development.

Many of these current and potential competitors have significantly greater financial, manufacturing, commercial, drug development and technical expertise and human resources than Apexigen. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research, development and marketing capabilities than Apexigen and may also have products that have been approved or are in late later stages of development, and collaborative arrangements in Apexigen’s target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that Apexigen develops obsolete.

Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These smaller and large companies compete with Apexigen in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for planned clinical trials, as well as in acquiring technologies that may be complementary to, or necessary for, Apexigen’s programs.

Manufacturing

Apexigen must manufacture drug substance and drug product for clinical trial use in compliance with GMP regulations. The GMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, quality controls and stability, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned products. The manufacturing facilities for Apexigen’s product candidates must meet GMP requirements and FDA or comparable foreign regulatory authority’s satisfaction before any product is approved and sold commercially. Apexigen’s third-party manufacturers are also subject to periodic facility inspections by the FDA and other foreign authorities, including procedures and operations used in the testing and manufacture of Apexigen’s product candidates to assess Apexigen’s compliance with applicable regulations.

Apexigen does not currently have the infrastructure or internal capability to manufacture its product candidates for use in clinical development or commercialization. Apexigen relies, and expects to continue to rely, on third-party manufacturers for the production of its product candidates in compliance with GMP requirements. For sotiga and Apexigen’s preclinical candidate, APX601, Apexigen relies on a single third-party manufacturer, WuXi Biologics (Hong Kong) Limited (“WuXi”), and Apexigen currently has no alternative manufacturer in place for drug substance or drug product for both sotiga and APX601.

Apexigen originally manufactured sotiga at another third-party manufacturer. The clinical supply Apexigen is currently using was manufactured by that other third-party manufacturer. Apexigen expects the quantity and stability of its current supply of sotiga from that prior manufacturer will be sufficient to supply Apexigen’s currently ongoing clinical trials through the third quarter of 2023. Apexigen has developed with Wuxi a new cell line and manufacturing process and analytical methods for sotiga to meet Apexigen’s ongoing clinical supply needs.

Apexigen expects to continue to rely on third-party manufacturers for the commercial supply of any of its product candidates for which Apexigen obtains marketing approval. Apexigen has personnel with significant technical, manufacturing, analytical, quality, regulatory, including GMP, and project management experience to oversee its third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes.

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. Any of these actions or events could have a material impact on the availability of Apexigen’s products.

Commercialization Plan

Apexigen does not currently have any approved drugs and Apexigen does not expect to have any approved drugs in the near term. As a result, Apexigen has no sales, marketing or commercial product distribution capabilities and have no experience as a company in marketing drugs. When and if any of Apexigen’s product candidates are approved for commercialization, Apexigen expects it would develop a commercialization infrastructure for those products in various key markets or alternatively or in addition rely on partnerships and out-license relationships to provide commercialization infrastructure or capabilities, including sales and marketing and commercial distribution capabilities.

Intellectual Property

Apexigen’s success depends in part on its ability to obtain and maintain proprietary protection for its product candidates, technology, programs, and know-how related to its business, to operate without infringing, misappropriating, or otherwise violating valid and enforceable intellectual property rights of others, to prevent others from infringing, misappropriating, or otherwise violating Apexigen’s intellectual property rights, in particular, its patent rights, and to preserve the confidentiality of Apexigen’s trade secrets. Apexigen’s strategy is to seek to protect its proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to its proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of Apexigen’s business. Apexigen’s patent portfolio is intended to cover its product candidates and related components, their methods of use and processes for their manufacture and any other inventions that are commercially important to Apexigen’s business.

Apexigen also relies on trademarks as well as trade secret protection of its confidential information and know-how relating to its proprietary technology, platforms, and product candidates to protect aspects of its business that are not amenable to, or that Apexigen does not consider appropriate for, patent protection. Apexigen believes that Apexigen has substantial know-how and trade secrets relating to its technology and product candidates and Apexigen seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors, and contractors. Apexigen also seeks to preserve the integrity and confidentiality of Apexigen’s data and trade secrets by maintaining physical security of its premises and physical and electronic security of Apexigen’s information technology systems. However, trade secrets can be difficult to protect.

Sotiga

Apexigen’s patent portfolio for its sotiga program includes U.S. and foreign patents and patent applications, all of which are wholly owned by Apexigen. The patent portfolio includes claims to compositions of matter, methods of use, companion diagnostics, biomarkers, combination therapies and formulations relating to sotiga. Apexigen’s issued U.S. patents and issued or allowed foreign patents, including one or more issued or allowed patents in each of Australia, Belgium, Brazil, Canada, China, Denmark, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Luxembourg, Macau, Monaco, Netherlands, Norway, Republic of Korea, Mexico, New Zealand, Russian Federation, Singapore, Spain, South Africa, Sweden, Switzerland and United Kingdom expire between 2032 and 2033, without giving effect to any patent term adjustments or patent term extensions that may be available. Patents that may issue from the pending U.S. and foreign applications would expire, if issued, between 2032 and 2042, without giving effect to any patent term adjustments or patent term extensions that may be available.

Platform Technology

Apexigen has an exclusive, worldwide license, with the right to sublicense, under certain rights controlled by Epitomics, now a wholly owned subsidiary of Abcam, to develop and commercialize rabbit monoclonal antibodies generated using Epitomics’ technology and fragments thereof, each in the field of pharmaceutical products for human or veterinary use. Apexigen entered into this license with Epitomics in 2010 in connection with its spin-out from Epitomics. The intellectual property licensed to Apexigen by Epitomics includes patents that generally relate to Apexigen’s APXiMAB platform and that cover antibody generation and a process for humanizing antibodies, as well as related know-how and materials. Apexigen has the sole right to enforce the patents licensed by Epitomics for infringement arising in Apexigen’s field of use and a step-in right to control the filing, prosecution and maintenance of any patent or patent application licensed to Apexigen by Epitomics that Epitomics determines not to file or decides to abandon. If Apexigen elects to file or prosecute any such patent or patent application, Epitomics would assign the relevant patent or patent application to Apexigen. Those patents begin to expire in 2023. Apexigen does not believe the expiration of these patents will have a material impact on its business.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products such as those Apexigen is developing. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Food, Drug and Cosmetic Act (“FDCA”) and biologics under the FDCA and the Public Health Service Act (“PHSA”). Both drugs and biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process or post-approval may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Apexigen.

Biologic and non-biologic drug product candidates must be approved by the FDA through either a BLA or New Drug Application (“NDA”) process, respectively, before they may be legally marketed in the United States. The process generally involves the following:

●	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with Good Laboratory Practice (“GLP”);

●	submission to the FDA of an Investigational New Drug Application (“IND”), which must become effective before human clinical trials may begin;

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approval by an IRB, or ethics committee at each clinical trial site before each trial may be initiated; performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

●	submission to the FDA of an NDA or BLA;

●	a determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with GMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic’s identity, strength, quality and purity;

●	potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA or BLA;

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FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States; and

●	compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

The data required to support an NDA or BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and Apexigen cannot be certain that any approvals for any future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature, and plans for clinical trials, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2, and Phase 3, which may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, pharmacokinetics, toxicity, tolerability, and safety of the drug in humans, and side effects associated with increasing doses for determining a safe clinical dosage range in humans.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use and its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other trials suggesting a significant risk to humans exposed to the drug or biologic, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that an investigational product candidate does not undergo unacceptable deterioration over its shelf life.

Further, as a result of the COVID-19 pandemic, the extent and length of which are uncertain, Apexigen may be required to develop and implement additional clinical trial policies and procedures designed to help protect trial participants from COVID-19 in accordance with new or updated FDA guidance and other regulatory requirements. For example, the FDA has issued guidance on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the trial and any disruption of the trial as a result of COVID-19 and the impact of implemented contingency measures on the safety and efficacy results reported for the trial. The FDA has also published other COVID-19-related industry guidance regarding GMPs, remote interactive evaluations of drug manufacturing and bioresearch monitoring facilities, and drug product manufacturing and supply chain inspections. Recently, President Biden announced that the administration intends to end the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear. The extent to which the COVID-19 pandemic impacts Apexigen’s business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

NDA/BLA Review Process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity, and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, as amended (“PDUFA”), each NDA or BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s FY 2023 fee schedule, effective through September 30, 2023, the user fee for an application requiring clinical data, such as an NDA or BLA, is approximately $3.2 million. PDUFA also imposes an annual program fee for each marketed human drug or biologic (approximately $393,933 in FY 2023) and an annual establishment fee on facilities used to manufacture prescription drugs and biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. If the FDA determines there is significance to any missing or incomplete information in the context of the proposed product candidate, the proposed indication(s), and the amount of time needed to address any given deficiency, it can issue a refusal-to-file letter. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of a new molecular-entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with GMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Apexigen interprets the same data.

The FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product. FDA approval of any NDA or BLA submitted by Apexigen will be at a time the FDA chooses. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require Phase 4 post-marketing studies to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies. New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or ongoing development programs as well as regulations that apply to approved products.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication.

Orphan drug exclusivity also could block the approval of one of Apexigen’s products for seven years if a competitor obtains approval before Apexigen does for the same product, as defined by the FDA, for the same indication Apexigen is seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of Apexigen’s products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

In Catalyst Pharms., Inc. v. Becerra, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA’s longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease. In particular, the circuit court held that the orphan-drug exclusivity for Catalyst’s drug blocked FDA’s approval of another drug for all uses or indications within the same orphan-designated disease, or Lambert-Eaton myasthenic syndrome (“LEMS”), even though Catalyst’s drug was approved at that time only for use in the treatment of LEMS in adults. Accordingly, the court ordered the FDA to set aside the approval of a drug indicated for LEMS in children. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court’s order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order—that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for Fast Track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA or NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA or NDA, the FDA agrees to accept sections of the BLA or NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA or NDA.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Additionally, a drug or biologic may be eligible for designation as a Breakthrough Therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of Breakthrough Therapy designation include the same benefits as Fast Track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast Track designation, priority review, accelerated approval and Breakthrough Therapy designation do not change the standards for approval, but may expedite the development or approval process. In December 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (“FDORA”), was signed into law. FDORA made several changes to the FDA’s authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Abbreviated Licensure Pathway of Biological Products as Biosimilar or Interchangeable

The ACA, signed into law in 2010, includes the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. An application for licensure of a biosimilar product must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

●	analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;

●	animal studies (including the assessment of toxicity); and

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a clinical trial or trials (including the assessment of immunogenicity and pharmacokinetic or pharmacodynamic) sufficient to demonstrate safety, purity and potency in one or more conditions for which the reference product is licensed and intended to be used.

In addition, an application must include information demonstrating that:

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the proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended, or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

●	the condition or conditions of use prescribed, recommended, or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

●	the route of administration, the dosage form and the strength of the proposed biosimilar product are the same as those for the reference product; and

●	the facility in which the biological product is manufactured, processed, packed, or held meets standards designed to assure that the biological product continues to be safe, pure, and potent.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product. In addition, the law provides for a designation of “interchangeability” between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

●	the proposed product is biosimilar to the reference product;

●	the proposed product is expected to produce the same clinical result as the reference product in any given patient; and

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for a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA’s implementation of the law that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical, and/or clinical—required to demonstrate biosimilarity to a licensed biological product.

The FDA intends to consider the totality of the evidence provided by a sponsor to support a demonstration of biosimilarity, and recommends that sponsors use a stepwise approach in the development of their biosimilar products. Biosimilar product applications thus may not be required to duplicate the entirety of preclinical and clinical testing used to establish the underlying safety and effectiveness of the reference product. However, the FDA may refuse to approve a biosimilar application if there is insufficient information to show that the active ingredients are the same or to demonstrate that any impurities or differences in active ingredients do not affect the safety, purity, or potency of the biosimilar product. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product’s safety, purity and potency.

The submission of a biosimilar application does not guarantee that the FDA will accept the application for filing and review, as the FDA may refuse to accept applications that it finds are insufficiently complete. The FDA will treat a biosimilar application or supplement as incomplete if, among other reasons, any applicable user fees assessed under the Biosimilar User Fee Act of 2012 have not been paid. In addition, the FDA may accept an application for filing but deny approval on the basis that the sponsor has not demonstrated biosimilarity, in which case the sponsor may choose to conduct further analytical, preclinical, or clinical trials and submit a BLA for licensure as a new biological product.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for 12 years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an orphan drug) may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the 12-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

The first biological product determined to be interchangeable with a branded product for any condition of use is also entitled to a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the reference product for any condition of use. This exclusivity period extends until the earlier of: one year after the first commercial marketing of the first interchangeable product; 18 months after resolution of a patent infringement against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; 42 months after approval of the first interchangeable product, if a patent infringement suit against the applicant that submitted the application for the first interchangeable product is still ongoing; or 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label use,” and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon Apexigen and Apexigen’s third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon Apexigen and any third-party manufacturers that Apexigen may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and the implementation of other risk management measures. The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription, or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;
●	fines, warning letters, or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending applications or supplements to approved applications;
●	applications, or suspension or revocation of product license approvals;
●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
●	mandated modification of promotional materials and labeling and the issuance of corrective information;
●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;
●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by Apexigen and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labeling.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the CMS, other divisions of the HHS, the DOJ, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments.

For example, in the United States, financial arrangements with healthcare providers and other business arrangements, including, but not limited to, sales, marketing and scientific and educational programs, also must comply with state and federal healthcare fraud and abuse laws. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, and transparency and reporting laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. Violation of any of such laws or any other governmental regulations that apply, may result in penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment. In particular, the federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. HIPAA also created additional federal civil and criminal penalties for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The ACA, through the Physician Payments Sunshine Act, imposes new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Drug manufacturers are required to submit annual reports to the government and these reports are posted on a website maintained by CMS. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices, and/or require the tracking and reporting of gifts, compensation, and other remuneration to physicians.

Apexigen may also be subject to data privacy and security requirements that may impact the way in which Apexigen conducts research and operate its business. HIPAA, as amended by HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information on covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, as well as individuals and entities that provide services on behalf of a covered entity that involve individually identifiable health information, known as business associates. In addition, Apexigen may be directly subject to certain state laws concerning privacy and data security. For example, the CCPA took effect in January 2020 and became enforceable in July 2020. The CCPA created new individual privacy rights for California consumers (as the word is broadly defined in the law) and placed increased privacy and security obligations on many organizations that handle personal information of consumers or households. The CCPA requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers a new right to opt-out of certain sales or transfers of personal information, and provides consumers with a new cause of action for certain data breaches. Additionally, California voters voted to approve the CPRA in November 2020, which modifies the CCPA significantly, potentially resulting in further uncertainty and requiring Apexigen to incur additional costs and expenses in an effort to comply. The CCPA and CPRA may impact Apexigen’s business activities and increase Apexigen’s compliance costs and potential liability. Many similar privacy laws have been proposed at the federal level and in other states. Failure to comply with data protection laws and regulations could result in government investigations and/or enforcement actions (which could include civil, criminal, and administrative penalties), private litigation and/or adverse publicity and could negatively affect Apexigen’s operating results and business.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion, and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of biologic and pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against Apexigen for violation of these laws, even if Apexigen successfully defends against it, could cause Apexigen to incur significant legal expenses and divert management’s attention from the operation of Apexigen’s business. Prohibitions or restrictions on sales or withdrawal of future products marketed by Apexigen could materially affect its business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact business in the future by requiring, for example: changes to Apexigen’s manufacturing arrangements; additions or modifications to product labeling; the recall or discontinuation of Apexigen’s products; or additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Apexigen’s business.

U.S. Patent-Term Extension and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of Apexigen’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date of a U.S. patent claiming a new biologic or drug product as partial compensation for a patent term lost during product development and FDA regulatory review process. Patent-term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. In addition, the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Apexigen may apply for restoration of patent term for its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

European Union Drug Development

In Europe, Apexigen’s future drugs may also be subject to extensive regulatory requirements. As in the United States, medicinal products can only be marketed if a marketing authorization (“MA”) from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (“NCA”), and one or more ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

In 2014, a new Clinical Trials Regulation 536/2014, replacing the current Directive, was adopted, and entered into application on January 31, 2022. The new Regulation seeks to simplify and streamline the approval of clinical trials in the European Union. For example, the sponsor shall submit a single application for approval of a clinical trial via the EU Portal. As part of the application process, the sponsor shall propose a reporting Member State, who will coordinate the validation and evaluation of the application. The reporting Member State shall consult and coordinate with the other concerned Member States. If an application is rejected, it can be amended and resubmitted through the EU Portal. If an approval is issued, the sponsor can start the clinical trial in all concerned Member States. However, a concerned Member State can in limited circumstances declare an “opt-out” from an approval. In such a case, the clinical trial cannot be conducted in that Member State. The Regulation also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database.

European Union Drug Review and Approval

In the EEA, which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a MA. There are two types of MAs.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (“SPC”), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Chemical Entity Exclusivity

In Europe, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application for eight years, after which generic MA can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

European Union General Data Protection Regulation

In addition to EU regulations related to the approval and commercialization of its products, Apexigen may be subject to the EU’s GDPR. The GDPR went into effect on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR includes restrictions on cross-border data transfer. The GDPR will increase Apexigen’s responsibility and liability in relation to personal data that it processes, and Apexigen may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules. Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Apexigen fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Coverage and Reimbursement

Sales of Apexigen’s products will depend, in part, on the extent to which its products will be covered by third-party payors, such as government health programs, commercial insurance, and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require Apexigen to provide scientific and clinical support for the use of products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of Average Manufacturing Price (“AMP”), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. CMS has proposed to expand Medicaid rebate liability to the territories of the United States as well.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and Part B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which Apexigen receives marketing approval. However, any negotiated prices for Apexigen’s products covered by a Part D prescription drug plan likely will be lower than the prices Apexigen might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

As noted above, the marketability of any products for which Apexigen receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and Apexigen expects will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status are attained for one or more products for which Apexigen receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Apexigen’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

U.S. Healthcare Reform

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict, or regulate post-approval activities and affect a biopharmaceutical company’s ability to profitably sell any approved drugs.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by the HHS, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private third-party payors, it is not clear what effect, if any, the research will have on the sales of Apexigen’s drug candidates, if any such drug or the condition that they are intended to treat are the subject of a trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s drug could adversely affect the sales of Apexigen’s drug candidate. If third-party payors do not consider Apexigen’s drugs to be cost-effective compared to other available therapies, they may not cover Apexigen’s drugs after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Apexigen to sell its drugs on a profitable basis.

The ACA has had a significant impact on the healthcare industry. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021, the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare measures promulgated by the Biden administration will impact the ACA, Apexigen’s business, financial condition and results of operations. In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, started in April 2013, and, due to subsequent legislative amendments, will stay in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. On January 2, 2013, the then-U.S. President signed into law the American Taxpayer Relief Act of 2012, which, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on Apexigen’s business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on Apexigen and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent Apexigen from being able to generate revenue, attain profitability, or commercialize its product candidates if approved. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase Apexigen’s compliance burdens and expose Apexigen to greater liability under such state laws once Apexigen receives commercialization after obtaining regulatory approval for any of its products.

Additionally, on May 30, 2018, the Right to Try Act of 2017 was signed into law. The law, among other things, provides a federal framework for certain patients to access certain IND products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates available to eligible patients as a result of the Right to Try Act.

Apexigen is unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework could reduce Apexigen’s ability to generate revenue in the future or increase its costs, either of which could have a material and adverse effect on its business, financial condition and results of operations. It is also possible that additional governmental action will be taken to address the COVID-19 pandemic. The continuing efforts of the government, insurance companies, managed care organizations, and other payers of healthcare services and medical products to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for Apexigen’s product candidates, if approved, and Apexigen’s ability to achieve or maintain profitability.

Employees and Human Capital Resources

As of May 31, 2023, Apexigen had 12 full-time employees, five of whom were engaged in research and development activities. Three of Apexigen’s employees hold Ph.D. or M.D. degrees. None of Apexigen’s employees are represented by a labor union or covered under a collective bargaining agreement.

Legal Proceedings

From time to time, Apexigen may become involved in litigation or other legal proceedings. Apexigen is not currently a party to any litigation or legal proceedings that, in the opinion of its management, are likely to have a material adverse effect on its business. Regardless of outcome, litigation can have an adverse impact on Apexigen because of defense and settlement costs, diversion of management resources, and other factors.

Properties

Apexigen’s corporate headquarters are located in San Carlos, California, where it leases approximately 1,000 square feet of office space pursuant to a lease agreement with a six-month lease term that will end in September 2023 and then convert to a month-to-month term. Apexigen believes that these facilities will be adequate for its near-term needs. If required, Apexigen believes that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Corporate Information

Apexigen’s corporate website address is www.apexigen.com. Information contained on Apexigen’s website is not a part of or incorporated by reference into this proxy statement/prospectus or any other document Apexigen files with the SEC, and the inclusion of Apexigen’s website address in this proxy statement/prospectus is an inactive textual reference only.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF APEXIGEN

The following discussion and analysis provide information which Apexigen’s management believes is relevant to an assessment and understanding of Apexigen’s results of operations and financial condition. You should read the following discussion and analysis of Apexigen’s results of operations and financial condition together with Apexigen’s consolidated financial statements and related notes to those statements included elsewhere in this proxy statement/prospectus as well as Apexigen’s Annual Report on Form 10-K for the year ended December 31, 2022. In addition to historical financial information, this discussion contains forward-looking statements based upon Apexigen’s current expectations that involve risks and uncertainties, including those described in the section entitled, “Special Note Regarding Forward-Looking Statements.” Apexigen’s actual results could differ materially from such forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors—Additional Risks Related to Apexigen” in this proxy statement/prospectus.

Business Overview

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents designed to harness the patient’s immune system to combat and eradicate cancer. Apexigen and its licensees are researching and developing several protein therapeutics that were discovered using Apexigen’s APXiMAB antibody platform. Apexigen has one clinical-stage candidate, sotiga, that Apexigen is developing. Apexigen also has several preclinical and research stage antibodies Apexigen discovered using Apexigen’s APXiMAB platform that Apexigen is not currently advancing as Apexigen focuses its resources on completing ongoing clinical activities for the sotiga program. Apexigen’s licensees are advancing five product candidates in clinical development that were enabled by discoveries from Apexigen’s APXiMAB platform.

Apexigen’s clinical-stage candidate, sotiga, is a humanized agonist antibody that targets and activates CD40, a co-stimulatory receptor that is essential for activating both the innate and adaptive arms of the immune system, to stimulate an anti-tumor immune response. Sotiga is currently in Phase 2 clinical development for the treatment of solid tumors such as soft tissue sarcomas and melanoma in combination with chemotherapy, radiation therapy and immunotherapy.

Apexigen’s APXiMAB platform was used to enable the discovery of multiple protein therapeutic product candidates against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. In addition to the product candidates that Apexigen wholly owns, several product candidates discovered through the use of the APXiMAB platform are in clinical development by Apexigen’s licensees. The most advanced of these programs is Novartis’ Beovu® (brolucizumab-dbll) product, which received FDA approval in 2019 and is marketed in over 70 countries. Two other programs being developed by Apexigen’s licensees are in later-stage development; Simcere’s suvemcitug (BD0801) is in Phase 3 clinical development in ovarian cancer and Mabwell’s 9MW0211 is in an adaptive, pivotal Phase 2/3 clinical trial in AMD. There is no guarantee that any of the product candidates discovered using Apexigen’s APXiMAB antibody platform, whether developed by Apexigen or Apexigen’s licensees, will receive regulatory approval.

In March 2022, BCAC and Legacy Apexigen, entered into the Brookline Business Combination Agreement, pursuant to which BCAC and Legacy Apexigen agreed to combine with Legacy Apexigen’s equityholders owning a majority of the equity in the combined public company. The Brookline Business Combination, contemplated under the Business Combination Agreement, closed in July 2022. At that time, a subsidiary of BCAC merged with and into Legacy Apexigen with Legacy Apexigen surviving the Brookline Business Combination as a wholly owned subsidiary of BCAC. Additionally, BCAC changed its name to Apexigen, Inc. and Legacy Apexigen changed its name to Apexigen America, Inc.

Apexigen does not have any products approved for sale and has not generated any revenue from product sales. Apexigen has funded its operations primarily through the issuance of stock as well as through proceeds from license agreements. Apexigen’s net losses were $6.1 million and $9.0 million for the three months ended March 31, 2023 and 2022, respectively. Apexigen expects to continue to incur significant losses for the foreseeable future. As of March 31, 2023, Apexigen had an accumulated deficit of $182.8 million.

On February 27, 2023, Apexigen announced that it was implementing a corporate restructuring to extend its cash runway as it reviewed and explored strategic alternatives. As part of the restructuring, which was approved by the Apexigen Board on February 23, 2023, Apexigen announced plans to reduce the size of its workforce by up to 11 of its 20 employee positions. Apexigen eliminated eight employee positions as of March 31, 2023. As a result of the restructuring, Apexigen incurred severance costs of $0.3 million during the three months ended March 31, 2023. Apexigen expects its operating expenses to decrease in the near term as Apexigen paused enrollment in its clinical trials and otherwise slowed or paused the advancement of its programs in order to reduce expenses as it pursues strategic alternatives. Apexigen expects its operating expenses would increase if it were to resume advancing the development of its programs and pursuing regulatory approvals for and preparing for the potential commercialization of Apexigen’s product candidates, in particular in the near term to advance sotiga into additional and potentially registration-enabling clinical trials. Apexigen’s net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of Apexigen’s clinical trials and Apexigen’s expenditures on other research and development activities.

Apexigen will need substantial additional funding to support its continuing operations, in addition to the gross proceeds of $2.8 million received from a private placement equity offering in January 2023 (see Note 6 to the consolidated financial statements included elsewhere in this proxy statement/prospectus), and to pursue its long-term development strategy. Apexigen may seek additional funding through the issuance of common stock, other equity or debt financings or collaborations or partnerships with other companies. The amount and timing of Apexigen’s future funding requirements will depend on many factors, including the pace and results of its clinical development efforts for its product candidates and other research, development, manufacturing, and commercial activities.

Recent Developments

On April 11, 2023, Apexigen received a written notice from the Listing Qualifications Staff of Nasdaq notifying Apexigen that it had not been in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for a period of 30 consecutive business days. The Notice has no immediate effect on the listing of Apexigen’s stock on Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Apexigen has a compliance period of 180 calendar days from the date of the Notice to regain compliance with the minimum closing bid price requirement. If Apexigen does not regain compliance during the compliance period, Apexigen may be afforded a second 180 calendar day period to regain compliance. To qualify, Apexigen must meet the continued listing requirement for market value of publicly-held shares and all other initial listing standards for The Nasdaq Capital Market (with the exception of the minimum bid price requirement) and notify Nasdaq of its intent to cure the deficiency by effecting a reverse stock split if necessary. If Apexigen does not regain compliance within the allotted compliance periods, including any extensions that may be granted by Nasdaq, Apexigen’s stock will be subject to delisting.

Apexigen can achieve compliance with the minimum bid price requirement if, during either compliance period, the closing bid price per share of Apexigen’s stock is at least $1.00 for a minimum of ten consecutive business days.

Apexigen intends to monitor the closing bid price of its stock and assess potential actions to regain compliance, but there can be no assurance that Apexigen will regain compliance with the minimum bid price requirement during the 180-day compliance period, secure a second 180-day period to regain compliance, or maintain compliance with the other Nasdaq listing requirements.

Components of Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the development of sotiga, Apexigen’s lead product candidate, as well as APX601 and other preclinical product candidates. Apexigen expenses research and development costs as incurred. Nonrefundable advance payments that Apexigen makes for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Apexigen expenses the prepaid amounts as the related goods are delivered or the services are performed.

Research and development expenses include:

●	Expenses incurred under agreements with third-party contract research organizations for clinical development;

●	Costs related to production of drug substance, drug product and clinical supply, including fees paid to third-party contract manufacturers;

●	Laboratory and vendor expenses related to the execution of preclinical activities;

●	Employee-related expenses, which include salaries, benefits and stock-based compensation; and

●	Facilities, depreciation and amortization, insurance and other direct and allocated expenses incurred in Apexigen’s research and development activities.

The following table summarizes Apexigen’s research and development expenses incurred for the periods presented (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2022	2021	2023	2022
			(Unaudited)
Clinical development	$5,982	$7,745	$662	$1,829
Contract manufacturing	9,693	5,344	551	3,128
Discovery and non-clinical	1,120	2,907	57	425
Personnel costs	4,840	4,444	1,260	1,478
Other allocated indirect costs	1,400	1,224	407	248
Total research and development expenses	$23,035	$21,664	$2,937	$7,108

Apexigen expects its research and development expenses to decrease in the near-term as it completes the clinical trials that have been ongoing and Apexigen begins to realize the effects of cost-reduction efforts in personnel costs, discovery and nonclinical expenses undertaken in 2022 and early 2023. Also, Apexigen expects its contract manufacturing costs in the near-term to be lower than in 2022 and 2021 as Apexigen has completed the drug substance and drug product manufacturing activities for sotiga and APX601 that were underway in 2022 and 2021, and Apexigen does not expect to initiate any new drug substance or drug product manufacturing runs in the near term. Apexigen anticipates the clinical development of sotiga, including potentially into a registration-enabling clinical trial, would involve significant costs.

General and Administrative Expenses

General and administrative expenses consist of salaries, benefits, and stock-based compensation expense for personnel in executive, operations, legal, human resources, finance and administrative functions, professional fees for legal, patent, consulting, accounting and audit services, and allocated expenses for technology and facilities. Apexigen expenses general and administrative costs in the periods which they are incurred.

Apexigen expects that its general and administrative expenses will increase as it anticipates incurring expenses related to compliance with the rules and regulations of the SEC, Sarbanes-Oxley Act and the listing standards of Nasdaq, additional corporate, director and officer insurance expenses, increased legal, audit and consulting fees and greater investor relations expenses. As a result, Apexigen expects that the general and administrative expenses will increase in future periods in the near-term.

Other Income, Net

Other income, net primarily relates to interest income on Apexigen’s cash and cash equivalents and short-term investments, change in fair value of derivative warrant liabilities, and fees related to its short-term investments.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table presents Apexigen’s consolidated statement of operations data for the three months ended March 31, 2023 and 2022, and the dollar and percentage change between the two periods (in thousands):

	Three Months Ended March 31,
	2023	2022	$ Change	% Change
	(Unaudited)
Operating expenses:
Research and development	$2,937	$7,108	$(4,171)	-59%
General and administrative	3,279	1,986	1,293	65%
Total operating expenses	6,216	9,094	(2,878)	-32%
Loss from operations	(6,216)	(9,094)	2,878	-32%
Other income, net	163	52	111	213%
Net loss	$(6,053)	$(9,042)	$2,989	-33%

Costs and Expenses

Research and Development

Research and development expenses decreased by $4.2 million, or 59%, to $2.9 million for the three months ended March 31, 2023 from $7.1 million for the three months ended March 31, 2022. The decrease primarily relates to a decrease of $1.2 million in clinical development expenses, a decrease of $2.6 million in contractual manufacturing, and a decrease of $0.4 million in discovery and other non-clinical expenses. The decreases are due to completion of the clinical trials, completion of manufacturing runs, and the impacts from Apexigen’s cost-reduction efforts in discovery.

General and Administrative

General and administrative expenses increased by $1.3 million, or 65%, to $3.3 million for the three months ended March 31, 2023 from $2.0 million for the three months ended March 31, 2022. The increase is attributable to a $0.2 million increase in expenses from the restricted stock units, a $0.4 million increase in business insurance expenses, a $0.4 million increase in amortization of deferred financing costs, a $0.1 million increase in legal expenses and a $0.2 million increase in transaction costs.

Other Income, Net

Other income, net, increased by $0.1 million for the three months ended March 31, 2023 as compared to the equivalent prior year period. The increase is primarily attributable to the increase in interest income.

Comparison of the Years Ended December 31, 2022 and 2021

The following table presents Apexigen’s consolidated statement of operations data for the years ended December 31, 2022 and 2021, and the dollar and percentage change between periods (in thousands):

	Year Ended December 31,
	2022	2021	$ Change	% Change
Operating expenses:
Research and development	$23,035	$21,664	$1,371	6%
General and administrative	9,651	7,293	2,358	32%
Total operating expenses	32,686	28,957	3,729	13%
Loss from operations	(32,686)	(28,957)	(3,729)	13%
Other income, net	617	41	576	1405%
Net loss	$(32,069)	$(28,916)	$(3,153)	11%

Costs and Expenses

Research and Development

Research and development expenses increased by $1.4 million, or 6%, to $23.0 million for the year ended December 31, 2022 from $21.7 million for the year ended December 31, 2021. The increase primarily relates to an increase of $4.3 million in contract manufacturing expenses and an increase of $0.4 million in compensation expenses, partially offset by a decrease of $1.7 million in clinical development expenses and a decrease of $1.6 million in discovery and other non-clinical expenses.

The $4.3 million increase in contract manufacturing expenses was primarily due to a $6.0 million increase related to sotiga manufacturing costs, partially offset by a $1.5 million decrease related to APX601 and a $0.2 million decrease related to another preclinical program, APX701.

General and Administrative

General and administrative expenses increased by $2.4 million, or 32%, to $9.7 million for the year ended December 31, 2022 from $7.3 million for the year ended December 31, 2021. The increase is primarily attributable to a $1.4 million increase in compensation expenses, a $0.6 million increase in business insurance expenses, and $0.7 million increase in amortization of deferred financing costs, partially offset by the $0.2 million decrease in spending on professional services and $0.1 million decrease in rent expense from an office lease expiration.

Other Income, Net

Other income, net, increased by $0.6 million to $0.6 million for the year ended December 31, 2022 from approximately $41,000 for the year ended December 31, 2021. The increase is primarily attributable to the increase in interest income of $0.3 million, a $0.1 million change in fair value of derivative warrant liabilities and a $0.2 million change in fair value realized upon issuance of common stock as a commitment fee to Lincoln Park.

Liquidity and Capital Resources

Since inception through March 31, 2023, Apexigen has not generated any revenue from product sales and has incurred significant operating losses and negative cash flows from Apexigen’s operations. Apexigen’s net losses were $6.1 million and $9.0 million for the three months ended March 31, 2023 and 2022, and $32.1 million and $28.9 million for the years ended December 31, 2022 and 2021, respectively. As of March 31, 2023, Apexigen had an accumulated deficit of $182.8 million. Apexigen has funded its operations to date primarily through the issuance of stock as well as through proceeds from license agreements and borrowings under a debt arrangement. Apexigen will continue to be dependent upon equity and debt financings or collaboration-related revenue until Apexigen is able to generate positive cash flows from its operations. As of March 31, 2023, Apexigen had $12.7 million in cash and cash equivalents and expects to fund its operations into the fourth quarter of 2023 based on current operations without receiving any additional proceeds under Apexigen’s equity line agreement with Lincoln Park or any proceeds from any other potential financing or business development transactions. Apexigen’s cash and cash equivalents consist primarily of bank deposits and money market funds. Based on Apexigen’s research and development activities and plans, there is uncertainty regarding Apexigen’s ability to maintain liquidity sufficient to operate the business effectively, which raises substantial doubt as to Apexigen’s ability to continue as a going concern.

Funding Requirements

Apexigen’s primary use of cash and cash equivalents is to fund operating expenses, which consist primarily of research and development expenditures related to its programs, and to a lesser extent, general and administrative expenditures. In connection with the restructuring, Apexigen has completed enrollment in its clinical trials and otherwise slowed or paused the advancement of its other product candidates in order to reduce its expenses as Apexigen pursues strategic alternatives and therefore expects its operating expenses to decrease in the near term. At this time, due to the inherently unpredictable nature of clinical development and the impact of the COVID-19 pandemic, Apexigen cannot reasonably estimate the costs it will incur and the timelines required to complete development, obtain marketing approval, and commercialize its current product candidate or any future product candidates. For the same reasons, Apexigen is also unable to predict when, if ever, it will generate revenue from product sales or Apexigen’s current or any future license agreements that it may enter into or whether, or when, if ever, Apexigen may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, Apexigen cannot forecast the timing and amounts of milestone, royalty and other revenue from licensing activities, which future product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect Apexigen’s development plans and capital requirements.

Apexigen’s future funding requirements will depend on many factors, including the following:

●

the progress, timing, scope, results and costs of its clinical trials and preclinical studies for Apexigen’s product candidates, including the ability to enroll patients in a timely manner for its clinical trials;

●	the costs of obtaining clinical and commercial supplies and validating the commercial manufacturing process for sotiga and any other product candidates;

●	Apexigen’s ability to successfully commercialize sotiga and any other product candidates;

●	the cost, timing and outcomes of regulatory approvals;

●	the extent to which Apexigen may acquire or in-license other product candidates and technologies;

●	the timing and amount of any milestone, royalty or other payments Apexigen is required to make pursuant to any current or future collaboration or license agreement;

●	the extent to which Apexigen will receive royalty payments though its current or any future partnership arrangements;

●	Apexigen’s ability to attract, hire and retain qualified personnel;

●	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

●	Apexigen’s activities to evaluate and pursue strategic alternatives.

As an early-stage biopharmaceutical company, Apexigen does not have any products approved for sale and has not generated any revenue from product sales. Due to Apexigen being in the development stage, it has generated operating losses in all periods presented. Apexigen expects to incur losses in the future as Apexigen continues its research and development activities. Based on Apexigen’s research and development plans, there is uncertainty regarding Apexigen’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to Apexigen’s ability to continue as a going concern. There can be no assurance that such additional capital, whether in the form of debt or equity financing, will be sufficient or available and, if available, that such capital will be offered on terms and conditions acceptable to Apexigen.

In addition to the proceeds that Apexigen received from the private placement in January 2023, Apexigen may seek additional funds through the sale and issuance of shares of its common stock in private or public offerings, other equity or debt financings, Apexigen’s equity line agreement with Lincoln Park, collaborations or partnerships with third parties, or other transactions to monetize assets, including Apexigen’s right to receive milestone payments and royalties under its out-license arrangements. Apexigen cannot assure that it will succeed in acquiring additional funding at levels sufficient to fund its operations or on favorable terms. If Apexigen is unable to obtain adequate financing when needed, it may have to delay, reduce the scope of or suspend one or more of its clinical trials or preclinical studies or research and development programs. Because of the numerous risks and uncertainties associated with the development and commercialization of Apexigen’s product candidates, Apexigen is unable to estimate the amount of increased capital outlays and operating expenditures associated with its current and planned research, development and manufacturing activities.

To the extent that Apexigen raises additional capital through strategic alliances or licensing arrangements with third parties, it may have to relinquish valuable rights to its product candidates, future revenue streams or research programs or to grant licenses on terms that may not be favorable. If Apexigen raises additional capital through public or private equity offerings, the ownership interest of its then-existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect Apexigen’s stockholders’ rights. If Apexigen raises additional capital through debt financing, it may be subject to covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Cash Flows

The following table summarizes Apexigen’s cash flow data for the periods presented (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2022	2021	2023	2022
			(Unaudited)
Net cash used in operating activities	$(30,693)	$(23,902)	$(6,762)	$(8,340)
Net cash provided by investing activities	10,955	22,024	2,150	2,520
Net cash provided by (used in) financing activities	11,097	37	2,540	(72)

Comparison of the Three Months Ended March 31, 2023 and 2022

Operating Activities

For the three months ended March 31, 2023, cash used in operating activities was $6.8 million, which consisted of a net loss of $6.1 million and a net change of $1.9 million in Apexigen’s net operating assets and liabilities, partially offset by non-cash charges of $1.2 million. The change in Apexigen’s net operating assets and liabilities was primarily due to a decrease of $2.8 million in accounts payable and accrued expenses and a decrease of $0.1 million in lease liabilities, partially offset by a $0.5 million decrease in prepaid expenses and other current assets and a $0.5 million increase in deferred revenue. The non-cash charges are primarily comprised of $0.5 million for stock-based compensation expense, $0.4 million for amortization of deferred financing costs, $0.2 million for expense from exercise of restricted stock awards, and $0.1 million for non-cash lease expense.

For the three months ended March 31, 2022, cash used in operating activities was $8.3 million, which consisted of a net loss of $9.0 million, partially offset by non-cash charges of $0.6 million and a net change of $0.1 million in Apexigen’s net operating assets and liabilities. The non-cash charges are primarily comprised of $0.4 million for stock-based compensation expense and $0.1 million for lease expense. The change in Apexigen’s net operating assets and liabilities was primarily due to an increase of $0.5 million in deferred revenue offset by a decrease of $0.4 million in accounts payable.

Investing Activities

For the three months ended March 31, 2023 and 2022, cash provided by investing activities was $2.2 million and $2.5 million, respectively. The change in cash flows from investing activities was principally from the timing of purchases and sales of marketable securities.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2023 was $2.5 million and consisted primarily of the gross proceeds from the private offering, partially offset by the payments of transaction costs. Net cash used in financing activities for the three months ended March 31, 2022 was not significant.

Comparison of the Years Ended December 31, 2022 and 2021

Operating Activities

For the year ended December 31, 2022, cash used in operating activities was $30.7 million, which consisted of a net loss of $32.1 million and a net change of $2.0 million in Apexigen’s net operating assets and liabilities, partially offset by non-cash charges of $3.4 million. The change in Apexigen’s net operating assets and liabilities was primarily due a $3.1 million decrease in accrued expenses and a $0.8 million decrease in prepaid expenses and other current assets, partially offset by a $2.0 million increase in deferred revenue. The non-cash charges are primarily comprised of $1.9 million for stock-based compensation expense, $0.3 million for expense from vesting of restricted stock units, $0.7 million for amortization of deferred financing costs, and $0.4 million for non-cash lease expense.

For the year ended December 31, 2021, cash used in operating activities was $23.9 million, which consisted of a net loss of $28.9 million, partially offset by non-cash charges of $2.0 million and a net change of $3.0 million in Apexigen’s net operating assets and liabilities. The non-cash charges are primarily comprised of $1.1 million for stock-based compensation expense, and $0.5 million for non-cash lease expense. The change in Apexigen’s net operating assets and liabilities was primarily due an increase of $1.7 million from proceeds recorded to deferred revenue and an increase of $1.5 million from the change of accrued expenses.

The change in cash flows from operating activities was principally from the increase in net losses, decrease in accrued expense offset by the increase in stock-based compensation expense. Changes in prepaid expenses and other current assets, accounts payable and accrued liabilities were generally due to the advancement of Apexigen’s research programs and the timing of vendor payments.

Investing Activities

For the years ended December 31, 2022 and 2021, cash provided by investing activities was $11.0 million and $22.0 million, respectively. The change in cash flows from investing activities was primarily due to the timing of sales and purchases of marketable securities.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $11.0 million and consisted primarily of proceeds from the Brookline Business Combination and private offering and proceeds from common stock issued to Lincoln Park during the period, partially offset by the payments of deferred transaction costs and financing costs. Net cash used in financing activities for the year ended December 31, 2021 was not significant.

Contractual Obligations

Apexigen leases its principal facility under a non-cancelable agreement with a six-month lease term ending in September 2023.

In addition, Apexigen has entered into certain licensing agreements pursuant to which Apexigen will owe royalty payments if and when Apexigen sublicenses or commercializes certain of its products, as well as certain collaboration agreements pursuant to which Apexigen may in the future owe certain amounts to its collaboration partners upon the achievement of certain milestones. Because these obligations are uncertain, and their timing and amount are not known, they are not included in the table above. These agreements are described in more detail in the section entitled “Licensing and Other Arrangements” below.

Apexigen also enters into agreements in the normal course of business with contract research organizations for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes, which are generally cancelable upon written notice. These obligations and commitments are also not included in the table above.

Licensing and Other Arrangements

Apexigen has entered into royalty-bearing license agreements and partnership agreements. Under the terms of these agreements described below, Apexigen has the right to collect, or is obligated to pay, certain milestone payments upon the achievement of specified pre-clinical, clinical or commercial milestones.

Beovu® and Antibody Candidate Discovery and Development Agreement with Novartis

Apexigen has an agreement with Novartis relating to antibodies that Epitomics generated that target certain molecules which were used to develop antibody product candidates. Under the agreement, Novartis has a non-exclusive, irrevocable, worldwide, sublicensable, royalty-bearing and perpetual license to Apexigen’s rights in certain intellectual property to develop and commercialize those drug product candidates. Pursuant to the terms of the agreement, the upfront fee and all milestone payments due upon the achievement of certain pre-clinical and clinical development milestones have been paid. Novartis remains obligated to pay Apexigen a very low single-digit royalty on net sales of the Beovu (brolucizumab-dbll) product for therapeutic uses by Novartis, its affiliates or licensees.

In October 2019, Novartis’ Beovu product was approved for commercial sale. Novartis has disputed its obligation to pay Beovu royalties to Apexigen and continues to pay Apexigen royalties under protest. As a result, Apexigen has determined that any sales-based royalty revenue that Apexigen may earn under this agreement is currently fully constrained. Apexigen has recorded the Beovu royalty proceeds as deferred revenue in the consolidated balance sheets. Deferred revenue totaled $6.2 million and $5.7 million as of March 31, 2023 and December 31, 2022, respectively.

Other Agreements

Apexigen has entered into certain other partnership program agreements that may eventually lead to royalty payments or other payments to Apexigen, but Apexigen does not anticipate any potential payments under these agreements in the foreseeable future, if at all.

Clinical Collaborations

Apexigen has entered into a number of collaboration arrangements for the clinical development of sotiga with companies and academic and non-profit institutions. These arrangements specify whether Apexigen or the collaborator bears the cost of the clinical trials, and in the case of combination therapies, typically the collaborators provide the supply of such drug products while Apexigen supplies sotiga. Apexigen’s applicable share of the costs of these clinical collaborations are reflected as research and development expenses.

Upon achievement of certain regulatory and clinical milestones related to the development of sotiga in pancreatic cancer, Apexigen will be obligated to pay an aggregate of up to $9.5 million in cash and shares of Apexigen common stock. Because Apexigen is not currently advancing the development of sotiga in pancreatic cancer, none of these milestones were probable as of March 31, 2023, and no amounts have been recognized.

Off-Balance Sheet Arrangements

Apexigen does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future significant effect on Apexigen’s financial condition, results of operations, liquidity or cash flows.

Major Vendor

Apexigen had a major vendor that accounted for approximately 15.0% and 42.1% of the research and development expenses for the three months ended March 31, 2023 and 2022 and 39.9% and 23.2% of the research and development expenses for the years ended December 31, 2022 and 2021, respectively. The same vendor also accounted for approximately 11.5% and 24.8% of the total accounts payable and accrued liabilities as of March 31, 2023 and December 31, 2022, respectively. Moreover, there is another vendor that accounted for approximately 43.3% and 33.6% of the total accounts payable and accrued liabilities as of March 31, 2023 and December 31, 2022, respectively, but Apexigen did not incur any expenses with this vendor during the three months ended March 31, 2023 and 2022 or the years ended December 31, 2022 and 2021.

Apexigen had additional two vendors that accounted for approximately 12.8% and 10.1% of the general and administrative expenses for the three months ended March 31, 2023, respectively. The same vendors did not account for a major portion of accounts payable and accrued liabilities as of March 31, 2023 and December 31, 2022.

Emerging Growth Company

Apexigen is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Apexigen may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Apexigen has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Apexigen, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Apexigen’s consolidated financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Critical Accounting Policies and Estimates

Apexigen prepares its consolidated financial statements in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires Apexigen’s management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Apexigen evaluates its significant estimates on an ongoing basis, including estimates related to accruals for research and development costs, stock-based compensation and uncertain tax positions. Apexigen has based its estimates on historical experience and on various other assumptions that Apexigen believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Apexigen believes that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, Apexigen believes these are the most critical to aid in fully understanding and evaluating its financial condition and results of operations. For further information, see Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

Under FASB Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, Apexigen recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. Apexigen has not commenced sales of its product candidates and does not have a product approved for sale as of March 31, 2023.

Apexigen has other license agreements with third parties, under which Apexigen may also earn contingent fees including milestone payments based on counterparty performance and royalties on sales. Apexigen recognizes milestone payments as revenue once the underlying events are probable of being met and there is not a significant risk of reversal. Apexigen recognizes sales-based royalties as revenue when the underlying sales occur.

For more information on revenue recognition, see Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

Research and Development Expenses

Apexigen expenses research and development costs as incurred. Research and development consist of costs incurred for the development of sotiga, Apexigen’s lead product candidate, as well as APX601 and other product candidates. Research and development costs consist primarily of external costs related to clinical development, contract manufacturing, preclinical development and discovery as well as personnel costs and allocated overhead, such as rent, equipment, depreciation and utilities. Personnel costs consist of salaries, employee benefits and stock-based compensation.

Apexigen estimates external research and development expenses based on the services performed, pursuant to contracts with commercial and academic institutions that conduct and manage research and development services on Apexigen’s behalf. Apexigen records the costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued liabilities in the consolidated balance sheets. These costs are a component of Apexigen’s research and development expenses. Apexigen accrues these costs based on factors such as the number of subject visits, the number of active patients, the number of patients enrolled, and estimates of the work completed and other measures in accordance with agreements established with Apexigen’s third-party service providers. As actual costs become known, Apexigen adjusts its accrued liabilities. Apexigen has not experienced any significant differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from Apexigen’s estimates, resulting in adjustments to expenses in future periods. Changes in these estimates that result in significant changes to Apexigen’s accruals could significantly affect its results of operations.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development are capitalized and then expensed as the related goods are delivered or the services are performed. Apexigen evaluates such payments for current or long-term classification based on when they will be realized.

Stock-based Compensation

Stock-based compensation, inclusive of stock options with only a service condition, and stock options with performance conditions, are awarded to Apexigen’s officers, directors, employees, and certain non-employees, in addition to the estimated shares of common stock to be purchased under the ESPP.

Apexigen accounts for stock-based compensation in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Apexigen measures all equity awards granted to employees and non-employees based on the estimated grant date fair value. For awards subject to service-based vesting conditions, Apexigen recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the vesting term. For awards subject to performance-based vesting conditions, Apexigen recognizes stock-based compensation expense using the accelerated attribution method when it is probable that the performance condition will be achieved. Apexigen recognizes forfeitures as they occur.

Apexigen calculates the fair value of stock options using the Black-Scholes option pricing model and recognize expense using the straight-line attribution approach. The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including the fair value of Apexigen’s common stock, the expected term of the awards, expected stock price volatility, the risk-free interest rate for a period that approximates the expected term of the awards and Apexigen’s expected dividend yield.

Expected Term—Apexigen determines the expected life of options granted using the “simplified” method. Under this approach, Apexigen presumes the expected terms to be the mid-point between the weighted-average vesting term and the contractual term of the option. The simplified method makes the assumption that the award recipient will exercise share options evenly over the period when the share options are vested and ending on the date when the share options would expire.

Risk-Free Interest Rate—Apexigen bases the risk-free interest rate from the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

Expected Volatility—Because Apexigen’s stock is recently traded in an active market, Apexigen calculates volatility by using the historical volatilities of the common stock of comparable publicly traded companies. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. Apexigen will continue to apply this process until a sufficient amount of historical information regarding the volatility of its stock price becomes available.

Expected Dividends—Apexigen has never paid cash dividends on its common stock and does not have plans to pay cash dividends in the future. Therefore, Apexigen uses an expected dividend yield of zero.

As of March 31, 2023, the unrecognized stock-based compensation expense related to equity awards was $3.6 million and is expected to be recognized as expense over a weighted-average period of approximately 2.4 years.

For more information, see Note 8, Stock-Based Compensation, to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

New Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, to Apexigen’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

PRINCIPAL STOCKHOLDERS OF APEXIGEN

The following table sets forth beneficial ownership of Apexigen’s common stock as of June 15, 2023, by:

●	each person, or group of affiliated persons, known by Apexigen to beneficially own more than 5% of Apexigen’s common stock;

●	each of Apexigen’s named executive officers and directors; and

●	all of Apexigen’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of June 15, 2023, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of June 15, 2023 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on 24,850,082 shares of Apexigen common stock outstanding as of June 15, 2023.

To the knowledge of Apexigen, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Name of Beneficial Owner	Number of Shares of Apexigen Common Stock Beneficially Owned	Percentage of Shares of Apexigen Common Stock Beneficially Owned

Greater than 5% Stockholders:
Entities affiliated with Decheng Capital China Life Sciences USD Fund II, L.P.(1)	1,894,551	7.6%

Named Executive Officers and Directors(2)
Xiaodong Yang, M.D., Ph.D.(3)	1,934,429	7.4%
Frank Hsu, M.D.(4)	134,792	*
Francis Sarena(5)	172,232	*
Herb Cross(6)	32,664	*
Jakob Dupont, M.D.(7)	30,686	*
Meenu Karson	-	*
Gordon Ringold, Ph.D.(8)	42,694	*
Scott Smith(9)	33,374	*
Samuel Wertheimer, Ph.D.(10)	160,611	*
Dan Zabrowski, Ph.D.	-	*
All current executive officers and directors as a group (12 persons)(11)	3,175,592	11.7%

*	Represents beneficial ownership of less than 1% of Apexigen common stock

(1)

Consists of shares held of record by Decheng Capital China Life Sciences USD Fund II, L.P. (“Decheng Capital”). Decheng Capital Management II (Cayman), LLC (“Decheng Management”) serves as the general partner of Decheng Capital and possesses the power to direct the voting and disposition of the shares of Apexigen common stock owned by Decheng Capital. Dr. Min Cui, the founder and managing director of Decheng Capital, is the sole director and sole voting shareholder of Decheng Management and has sole voting and dispositive power over the shares of Apexigen common stock held by Decheng Capital. The address for Decheng Capital is No. 6, 1006 Huashan Road, Shanghai 200050, China.

(2)	The business address of each of these individuals is at c/o Apexigen, Inc., 75 Shoreway Road, Suite C, San Carlos, CA 94070.

(3)

Consists of 532,890 shares of Apexigen common stock held by Dr. Yang, 10,000 shares of Apexigen common stock subject to warrants held by Dr. Yang that are exercisable within 60 days of June 15, 2023, and 1,391,539 shares of Apexigen common stock subject to options held by Dr. Yang that are exercisable within 60 days of June 15, 2023. Certain amounts subject to accelerated vesting at the closing of the Merger and at six-month and one-year intervals after the Merger were excluded from the ownership calculation, including unvested Apexigen RSU Awards covering 400,000 shares of Apexigen common stock and Apexigen Options covering approximately 225,000 additional shares of Apexigen common stock. Please see “Financial Interests of Apexigen’s Directors and Executive Officers in the Merger—Outstanding Apexigen Equity Awards Held by Executive Officers and Directors” for more information.

(4)

Consists of 16,354 shares of Apexigen common stock held by Dr. Hsu and 118,438 shares of Apexigen common stock subject to options held by Dr. Hsu that are exercisable within 60 days of June 15, 2023. Certain amounts subject to accelerated vesting at the closing of the Merger were excluded from the ownership calculation, including Apexigen Options covering approximately 143,000 shares of Apexigen common stock. Please see “Financial Interests of Apexigen’s Directors and Executive Officers in the Merger—Outstanding Apexigen Equity Awards Held by Executive Officers and Directors” for more information.

(5)

Consists of 65,419 shares of Apexigen common stock held by Mr. Sarena and 106,813 shares of Apexigen common stock subject to options held by Mr. Sarena that are exercisable within 60 days of June 15, 2023. Certain amounts subject to accelerated vesting at the closing of the Merger were excluded from the ownership calculation, including unvested Apexigen RSU Awards covering 90,000 shares of Apexigen common stock and Apexigen Options covering approximately 174,000 additional shares of Apexigen common stock. Please see “Financial Interests of Apexigen’s Directors and Executive Officers in the Merger—Outstanding Apexigen Equity Awards Held by Executive Officers and Directors” for more information.

(6)	Consists of 32,664 shares of Apexigen common stock subject to options held by Mr. Cross that are exercisable within 60 days of June 15, 2023.

(7)	Consists of 30,686 shares of Apexigen common stock subject to options held by Dr. Dupont that are exercisable within 60 days of June 15, 2023.

(8)

Consists of 10,000 shares of Apexigen common stock held by Dr. Ringold, 5,000 shares of Apexigen common stock subject to warrants held by Dr. Ringold that are exercisable within 60 days of June 15, 2023, and 27,694 shares of Apexigen common stock subject to options held by Dr. Ringold that are exercisable within 60 days of June 15, 2023.

(9)	Consists of 33,374 shares of Apexigen common stock subject to options held by Mr. Smith that are exercisable within 60 days of June 15, 2023.

(10)

Consists of 146,383 shares of Apexigen common stock held by Dr. Wertheimer and 14,228 shares of Apexigen common stock subject to warrants held by Dr. Wertheimer that are exercisable within 60 days of June 15, 2023.

(11)

Consists of 872,589 shares of Apexigen common stock held by Apexigen’s executive officers and directors, 29,228 shares of Apexigen common stock subject to warrants held by its executive officers and directors that are exercisable within 60 days of June 15, 2023, and 2,273,775 shares of Apexigen common stock subject to options held by its executive officers and directors that are exercisable within 60 days of June 15, 2023.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF APEXIGEN

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Apexigen’s directors and executive officers, including those described in the section titled “Management Following the Merger” the following is a description of each transaction involving Apexigen since January 1, 2021 and each currently proposed transaction in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Apexigen’s total assets at year-end for the last two completed fiscal years, as applicable; and

●

any of Apexigen’s directors, executive officers or holders of more than 5% of Apexigen’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Subsequent to the Brookline Business Combination

2023 PIPE-Placement Agent Warrants

In January 2023, Apexigen issued and sold stock and warrants to certain investors in a private placement pursuant to a securities purchase agreement (“2023 Private Placement”). Brookline Capital Markets acted as placement agent for the 2023 Private Placement. In February 2023, Apexigen issued warrants to Brookline Capital Markets as part of its consideration for serving as placement agent in the transaction. Samuel Wertheimer, one of Apexigen’s directors, is a managing partner and senior scientific advisor at Brookline Capital Markets, a division of Arcadia Securities, LLC, an affiliate of BCAC.

Legacy Apexigen Relationships and Related Person Transactions—Prior to the Brookline Business Combination

The following is a description of certain relationships and transactions since January 1, 2021 involving Legacy Apexigen’s directors, executive officers, or beneficial holders of more than 5% of Legacy Apexigen’s capital stock.

Subscription Agreements

In connection with the execution of the Brookline Business Combination Agreement, BCAC and those certain investors who participated in the private placement of 1,502,000 shares of common stock at the closing of the Brookline Business Combination (the “2022 PIPE Investors”), entered into Subscription Agreements, pursuant to which the 2022 PIPE Investors subscribed for an aggregate of 1,502,000 PIPE units (consisting of one share of common stock and one-half of one whole warrant) at a purchase price of $10.00 per PIPE unit for an aggregate purchase price of $15,020,000. The PIPE units were sold concurrently with the closing of the Brookline Business Combination and Apexigen received $14,520,000 of the expected $15,020,000 from the 2022 PIPE Investors.

The following table presents the number of PIPE units and the total purchase price paid by Legacy Apexigen’s directors, executive officers, or beneficial holders of more than 5% of Legacy Apexigen’s stock in the transaction:

Name	Number of Shares	Purchase Price
Entity affiliated with Oceanpine Capital	50,000	$500,000
Entity affiliated with 3E Bioventures Capital	100,000	1,000,000
Entity affiliated with William J. Rutter(2)	200,000	2,000,000
Xiaodong Yang(1)(3)	20,000	200,000
Gordon Ringold(1)(4)	10,000	100,000
Total	380,000	$3,800,000

(1)	Additional details regarding this stockholder and the stockholder’s equity holdings are provided in “Principal Stockholders of Apexigen.”

(2)	William J. Rutter was a member of Legacy Apexigen’s board of directors.

(3)	Xiaodong Yang is Apexigen’s Chief Executive Officer and a current member of the Apexigen Board.

(4)	Gordon Ringold is a current member of the Apexigen Board.

Investors’ Rights Agreement

Legacy Apexigen was a party to an investors’ rights agreement, as amended, with certain holders of its capital stock, including an entity affiliated with Decheng Capital, an entity affiliated with Oceanpine Capital, Xiaodong Yang, Kenneth Fong, William J. Rutter and an entity affiliated with Dr. Rutter. Dr. Dan Zabrowski is a venture partner at Decheng Capital and is a member of Legacy Apexigen’s board of directors, Dr. Xiaodong Yang is Apexigen’s Chief Executive Officer and is a director of Legacy Apexigen, Dr. Kenneth Fong was the former Chair of Legacy Apexigen’s board of directors, and Dr. William J. Rutter was a director of Legacy Apexigen. Under the investors’ rights agreement, certain holders of Legacy Apexigen’s capital stock had the right to demand that Legacy Apexigen file a registration statement or request that their shares of Apexigen capital stock be covered by a registration statement that Apexigen is otherwise filing. This investors’ rights agreement terminated in connection with the closing of the Brookline Business Combination.

Indemnification Agreements

Legacy Apexigen entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and its amended restated certificate of incorporation and amended and restated bylaws require Legacy Apexigen to indemnify its directors, executive officers, and certain controlling persons to the fullest extent permitted by Delaware law.

BCAC Relationships and Related Person Transactions

Legacy Apexigen Stockholder Support Agreement

In connection with the Brookline Business Combination, certain Legacy Apexigen Stockholders entered into the Apexigen Stockholder Support Agreement with Legacy Apexigen and BCAC, pursuant to which such stockholders agreed to, at any stockholder meeting of Legacy Apexigen called for the purpose of approving the Brookline Business Combination, and in connection with any action by written consent of the stockholders requested by Legacy Apexigen for the purposes of approving the merger, vote in favor of or consent to the merger, the Brookline Business Combination Agreement and any transactions contemplated thereby or under any other agreements executed and delivered in connection therewith.

Registration Rights and Lock-Up Agreement

Concurrently with the execution of the Brookline Business Combination Agreement, BCAC and certain stockholders of Legacy Apexigen entered into a Registration Rights and Lock-Up Agreement. Pursuant to the Registration Rights and Lock-Up Agreement, the Company agreed to file a shelf registration statement with respect to the registrable securities thereunder within 45 days of the closing of the Brookline Business Combination, and maintain the effectiveness of such registration statement, subject to the terms of the Registration Rights and Lock-Up Agreement. The lock-up period ended in January 2023. Stockholders to the agreement also have certain demand and piggyback registration rights with respect to the shares acquired in the Business Combination.

Trust Extension Payments.

The prospectus for the BCAC initial public offering (“BCAC IPO”) and BCAC’s amended and restated certificate of incorporation (“Existing Charter”) provided that BCAC initially had until May 2, 2022 (the date which was 15 months after the consummation of the BCAC IPO) to complete a business combination. On April 26, 2022, BCAC’s stockholders approved an amendment to the Existing Charter to extend the deadline by which BCAC was obligated to complete a business combination (the “Extension Amendment”).

In connection with the Extension Amendment, Brookline Capital Holdings, LLC (the “Sponsor”), or its designees, agreed to loan $0.033 for each share of BCAC common stock that was not redeemed in April 2022 (“Additional Contributions”) to BCAC by way of the Extension Note, commencing on May 2, 2022, and on the 2nd day of each subsequent month, or portion thereof, that was needed by BCAC to complete the Brookline Business Combination from May 2, 2022 until October 2, 2022. The amount of the Additional Contributions did not bear interest and became repayable by the Company to the Sponsor or its designees upon the closing of the Brookline Business Combination.

On May 2, 2022, BCAC issued the Extension Note in the principal amount of $0.1 million to the Sponsor. The Extension Note was subsequently amended and restated to reflect identical additional principal amounts on each of June 2, 2022 and June 29, 2022 (for an aggregate principal amount of $0.5 million). The Sponsor deposited such funds into the Trust Account. Also on May 2, 2022, BCAC issued a note in the aggregate principal amount of $0.4 million to the Sponsor (the “Working Capital Note”). The Working Capital Note was issued to provide BCAC with additional working capital during the extended period during which BCAC had to complete its initial business combination, and was not deposited into the Trust Account. BCAC issued the Working Capital Note in consideration for a loan from the Sponsor to fund BCAC’s working capital requirements. The Working Capital Note became convertible at the Sponsor’s election upon the closing of the Brookline Business Combination. Upon such election, the Working Capital Note converted, at a price of $10.00 per unit, into units identical to the private placement units issued in connection with the BCAC IPO. The Extension and Working Capital Notes totaled $0.9 million and were repaid upon the closing of the Brookline Business Combination.

MANAGEMENT FOLLOWING THE MERGER

The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:

Name	Age	Position	Director Class
Lara Sullivan, M.D.	50	President, Chief Executive Officer and Director	Class III
Pamela Connealy	61	Chief Financial Officer and Chief Operating Officer	—
Rachel Humphrey, M.D.	61	Director	Class I
Freda Lewis-Hall, M.D.	68	Director	Class II
Thomas Civik	54	Director	Class II
Darren Cline	59	Director	Class I
John Flavin	54	Director	Class III
Jakob Dupont, M.D.	58	Director	Class III

Management of the Combined Company Following the Merger

Lara Sullivan, M.D. has served as President and Chief Executive Officer of Pyxis Oncology since December 2019. Prior to joining Pyxis Oncology, Dr. Sullivan was a senior advisor from July 2018 to September 2019 at Lara Sullivan BioAdvisory Services, consulting for biotechnology companies. From September 2017 to June 2018, Dr. Sullivan was Founder and President of SpringWorks Therapeutics, a clinical stage biopharmaceutical company spun-out from Pfizer. Between February 2011 and September 2017, Dr. Sullivan was at Pfizer, where she led strategy, competitive intelligence and portfolio operations for the company’s early-stage R&D pipeline. Prior to joining Pfizer, Dr. Sullivan was an associate partner at McKinsey & Company, where she specialized in biopharmaceutical R&D productivity and efficiency. Dr. Sullivan also served as a principal at Paul Capital Partners, where she led due diligence for healthcare investments, and earlier in her career worked in healthcare equity research and healthcare municipal finance at Credit Suisse First Boston. Lara holds a M.D. from the University of Pennsylvania School of Medicine, a M.B.A. from The Wharton School at the University of Pennsylvania, and a B.A. in Comparative Literature from Cornell University.

Pamela Connealy has served as Pyxis Oncology’s Chief Financial Officer since July 2021 and also as Pyxis Oncology’s Chief Operating Officer since March 2023. From November 2019 to July 2021, Ms. Connealy served as Chief Financial Officer and Chief Human Resources Officer at Immunovant, Inc. a New York based biotechnology company. From August 2018 to November 2019, Ms. Connealy served as the Chief Financial Officer, Chief Operating Officer and Chief Human Resources Officer of Kiva, a San Francisco based nonprofit organization. From April 2014 to June 2018, Ms. Connealy served as Global Head of Talent at the Bill & Melinda Gates Foundation, focusing on talent management, compensation, benefits, and global mobility. From March 2012 to November 2013, she served as Vice President of Business Operations at Salesforce, a software company, and from March 2002 to April 2010, Ms. Connealy served as a Vice President and Corporate Officer at Genentech, a biotechnology company, with roles including Chief Financial Officer of Research and Development, Global Head of Procurement and other Commercial and Technology roles. Ms. Connealy currently serves as a member of the board of directors and Chair of the audit committee of Orchestra BioMed, Inc., a biotechnology company. Ms. Connealy earned a B.S. in Chemistry from Gannon University and a M.B.A. in Finance from the University of St. Thomas in Houston, Texas.

Board of Directors of the Combined Company Following the Merger

Lara Sullivan, M.D.

The Pyxis Oncology Board believes that Dr. Sullivan is qualified to serve on the combined company’s board of directors because of her extensive expertise and experience in the life sciences industry, her leadership and management experience and her educational background.

Rachel Humphrey, M.D. Dr. Humphrey is a medical oncologist with over 25 years of experience in the pharmaceutical industry. Currently she serves as President and Founding CEO of Normunity, a biotech company focused on immuno-oncology mechanisms, a position she has held since November 2021. Previously, she served as Chief Medical Officer of Black Diamond Therapeutics, a novel precision oncology therapy company, from September 2021 to September 2022, and as Chief Medical Officer at Treadwell Therapeutics, Inc., a clinical stage, multi-modality oncology company, from January 2020 to May 2020 and Head of Research and Development of TIO Bioventures, a venture capital firm, over the same time period. Prior to those positions, Dr. Humphrey served as Senior Vice President, Chief Medical Officer at CytomX Therapeutics, a clinical-stage biopharmaceutical company, from August 2015 to September 2019. Over the course of her career, she’s also held numerous senior leadership roles in large pharmaceutical companies including SVP and Head of Immuno-Oncology at AstraZeneca, and VP, Clinical Development and Immuno-oncology at Bristol-Myers Squibb (BMS) where she supervised the development of ipilimumab (Yervoy) from early development to post-launch and founded/chaired the first Immuno-oncology working group. She currently serves on the board of directors of Sporos Biosciences, and previously served on the board of directors of Xilio and CytomX Therapeutics, respectively. Dr. Humphrey holds an M.D. from Case Western Reserve University and a B.A. from Harvard University. She received her training in internal medicine at The Johns Hopkins Hospital and started her career as an oncology fellow and staff physician at the National Cancer Institute in Bethesda, Maryland.

The Pyxis Oncology Board believes that Dr. Humphrey is qualified to serve on the combined company’s board of directors based on her expertise and experience in the life sciences industry and her leadership experience as a senior executive at various biopharmaceutical companies as well as her educational background.

Freda Lewis-Hall, M.D. Dr. Lewis-Hall served as Senior Medical Advisor to the Chief Executive Officer at Pfizer Inc., a pharmaceutical and biotechnology corporation, until her retirement in March 2020. Prior to that, she was the Chief Patient Officer and Executive Vice President at Pfizer from January 2019 to January 2020. In this role, Freda worked to extend the reach of Pfizer’s patient-facing health information and education and amplify the patient’s voice inside and outside Pfizer. From 2009-2018 Freda served as Pfizer’s Chief Medical Officer, responsible for the safe, effective and appropriate use of Pfizer medicines and vaccines. From 2009 to January 2019, Dr. Lewis-Hall served as Pfizer’s Chief Medical Officer. Prior to joining Pfizer in 2009, Dr. Lewis-Hall held various senior leadership positions including Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals, Inc., from June 2008 to May 2009, and Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Co. from 2003 to May 2008. Dr. Lewis-Hall has served on the board of directors of Exact Sciences Corporation, since 2020, 1Life Healthcare, Inc., since November 2019, and SpringWorks Therapeutics, Inc., since August 2017. From December 2014 to May 2017, she served on the board of directors of Tenet Healthcare Corporation, a healthcare services company. Dr. Lewis-Hall earned a B.A. in Natural Sciences from Johns Hopkins University and a M.D. from Howard University College of Medicine.

The Pyxis Oncology Board believes that Dr. Lewis-Hall is qualified to serve on the combined company’s board of directors based on her expertise and experience in the life sciences industry and her leadership experience as a senior executive at various biopharmaceutical companies as well as her educational background.

Thomas Civik. From April 2020 to May 2021, Mr. Civik served as President, Chief Executive Officer and a member of the board of directors at Five Prime Therapeutics, Inc., a biotechnology company. From November 2017 until September 2019, Mr. Civik served as Chief Commercial Officer of Foundation Medicine, Inc., a genomic profiling and molecular information company. From December 2000 to November 2017, Mr. Civik served in positions of increasing responsibility at Genentech, Inc. ("Genentech"), most recently serving as Vice President and Franchise Head leading the commercialization efforts for the Avastin®, Tarceva®, Tecentriq®, and Alecensa®, products. From July 1992 to December 2000, he served at Sanofi S.A. in sales and marketing roles of increasing responsibility. Mr. Civik currently serves on the board of directors of Repare Therapeutics. Mr. Civik received a M.B.A. in business strategy and marketing from the Kellogg School of Management at Northwestern University and a B.A. in political science from Saint Norbert College.

The Pyxis Oncology Board believes that Mr. Civik is qualified to serve on the combined company’s board of directors because of his extensive commercial expertise and leadership experience at other biotechnology companies.

Darren Cline. Mr. Cline served as President and Chief Executive Officer of Epygenix Therapeutics, Inc., a biopharmaceutical company, from March 2022 to March 2023. Prior to this, he served as the U.S. Chief Commercial Officer and member of the Executive Committee for Greenwich Bioscience, the U.S. subsidiary of GW Pharmaceuticals, a British pharmaceutics company, starting in April 2019 through December 2021. Between October 2010 and March 2019, Mr. Cline served as Executive Vice President, Commercial at Seattle Genetics, Inc., a biotechnology company, where he oversaw all marketing, sales, and managed markets. He was directly involved in the commercial build out for the launch of Adcetris, an antibody-based biologic the FDA approved for treatment of certain hematologic cancers and played an integral role driving Adcetris’s continued growth. Prior to Seattle Genetics, between October 2006 and October 2009, Mr. Cline was at Alexion Pharmaceuticals, where he was part of the initial commercial leadership team for the Soliris launch, helping to build out key sales functions. Mr. Cline currently serves on the board of directors of Pliant Therapeutics and Impel Pharmaceuticals. Mr. Cline received his undergraduate degree from San Diego State University and his M.B.A. from Pepperdine University.

The Pyxis Oncology Board believes that Mr. Cline is qualified to serve on the combined company’s board of directors because of his management experience and background in the biotechnology sector.

John Flavin. Mr. Flavin is one of Pyxis Oncology’s co-founders, founding Chairman and an independent director. John has served as Chairman of the Pyxis Oncology Board since Pyxis Oncology’s initial public offering. He is also the Founder and CEO of Portal Innovations, a life sciences venture development engine. Prior to joining Pyxis Oncology, between April 2018 and February 2020, John was the Chief Financial Officer at Endotronix, Inc., a medical equipment manufacturer. Between September 2013 and April 2018, John was the Head of the Polsky Center for Entrepreneurship and Innovation at the University of Chicago. John has over 20 years of experience in finance, operations, and innovation. John has co-founded and scaled several life sciences companies as President and CFO such as Advanced Life Sciences and MediChem Life Sciences. Mr. Flavin has also co-founded and led transformative life sciences incubators including MATTER and the Polsky Center for Entrepreneurship and Innovation at the University of Chicago. He received his B.S. in Business Administration from Marquette University and his M.B.A. in Finance from Lewis University.

The Pyxis Oncology Board believes that Mr. Flavin is qualified to serve on the combined company’s board of directors because of his extensive expertise and experience in the life sciences industry, knowledge of Pyxis Oncology’s operations and his leadership experience in other companies in the industry.

Following the Effective Time, it is expected that Jakob Dupont, M.D., the Apexigen Designee, will be appointed to the combined company’s board of directors.

Jakob Dupont. Dr. Dupont has served as a member of the Apexigen Board since July 2022, and prior to that as a member of Legacy Apexigen’s board of directors from August 2020 until July 2022. Since May 2023, Dr. Dupont has served as an Executive Partner of Sofinnova Investments, a clinical-stage biopharmaceutical venture capital firm. Dr. Dupont has served as the Global Head of Research and Development and Executive Vice President at Atara Biotherapeutics, a biotechnology company, since May 2020. From December 2018 to May 2020, he served as Chief Medical Officer and from May 2020 to July 2021 as a consultant oncologist at Gossamer Bio Inc. From January 2017 to December 2018 Dr. Dupont served as Vice President, Global Head Breast and Gynecologic Cancer Development at Genentech, a biotechnology company. Prior to Genentech, he served as Chief Medical Officer and Senior Vice President at OncoMed Pharmaceuticals, a biotechnology company, from October 2011 to December 2016. Dr. Dupont holds an A.B. in Philosophy from Vassar College, an M.A. in Philosophy from New York University and an M.D. from Cornell University.

The Pyxis Oncology Board believes that Dr. Dupont is qualified to serve on the combined company’s board of directors because of his extensive experience in the biotechnology field and his knowledge and expertise in oncology drug development.

Director Independence

Upon closing of the Merger, Pyxis Oncology expects that six of the seven members of the board of directors of the combined company will meet the criteria for independence as defined by the rules of Nasdaq. The combined company’s board of directors will determine the independence of directors annually based on a review by the directors and the nominating and corporate governance committee. In determining whether a director is independent, the combined company’s board of directors will determine whether each director meets the objective standards for independence set forth in the rules of Nasdaq.

The Pyxis Oncology Board has determined that Drs. Humphrey and Lewis-Hall and Messrs. Cline, Civik and Flavin are each an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Pyxis Oncology Board expects to determine that the Apexigen Designee is also an “independent director” under the Nasdaq listing rules.

Composition of the Board of Directors

Pyxis Oncology’s Board currently consists of six directors, which are divided into three classes with staggered, three-year terms. The staggered structure of the board of directors will remain in place for the combined company following the completion of the Merger. It is anticipated that the Apexigen Designee will be appointed as a Class III director.

Committees of the Board of Directors

The standing committees of the board of directors of the combined company following the Effective Time of the Merger will include an audit committee, a compensation committee, and a nominating and corporate governance committee, each as further described below. each of the audit committee, the compensation committee and the nominating and corporate governance committee is composed exclusively of directors who are independent under the rules of Nasdaq and the SEC.

Other committees may also be established by the board of directors of the combined company from time to time.

Audit Committee

The Pyxis Oncology Board has an audit committee and has adopted an audit committee charter, which defines the audit committee’s principal functions, including oversight related to:

●	overseeing Pyxis Oncology’s corporate accounting and financial reporting processes and its internal controls over financial reporting;

●	evaluating the independent public accounting firm’s qualifications, independence and performance;

●	engaging and providing for the compensation of the independent public accounting firm;

●	pre-approving audit and permitted non-audit and tax services to be provided to Pyxis Oncology by the independent public accounting firm;

●	reviewing Pyxis Oncology’s financial statements;

●	reviewing Pyxis Oncology’s critical accounting policies and estimates and internal controls over financial reporting;

●

establishing procedures for complaints received by Pyxis Oncology regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by Pyxis Oncology’s employees, and periodically reviewing such procedures, as well as any significant complaints received, with management;

●	discussing with management and the independent registered public accounting firm the results of the annual audit and the reviews of quarterly financial statements;

●	reviewing and approving any transaction between Pyxis Oncology and any related person (as defined by the Exchange Act) in accordance with Pyxis Oncology’s related party transaction approval policy;

●	overseeing Pyxis Oncology’s risk assessment and risk management policies and programs, including Pyxis Oncology’s code of business conduct and ethics and its compliance activities;

●

overseeing cybersecurity, including measures to protect and improve informational technology systems, and monitoring cybersecurity and data privacy risks associated with Pyxis Oncology’s activities and those of third parties Pyxis Oncology works with; and

●	such other matters that are specifically designated to the audit committee by the Pyxis Oncology Board from time to time.

The audit committee of the board of directors of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.

The Pyxis Oncology Board has determined that each member of the Pyxis Oncology Board’s audit committee is independent within the meaning of Rule 10A-3 under the Exchange Act. The Pyxis Oncology Board has also determined that Mr. Flavin is an “audit committee financial expert” as defined by the applicable SEC rules and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of Nasdaq.

Compensation Committee

The Pyxis Oncology Board has a compensation committee and has adopted a compensation committee charter, which defines the compensation committee’s principal functions, including:

●

reviewing and recommending policies relating to compensation and benefits of Pyxis Oncology’s officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

●	evaluating the performance of the Chief Executive Officer and other senior officers in light of those goals and objectives;

●	setting compensation of the Chief Executive Officer and other senior officers based on such evaluations;

●	administering the issuance of options and other awards under Pyxis Oncology’s equity-based incentive plans;

●

reviewing and approving, for the Chief Executive Officer and other senior officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements; and

●	such other matters that are specifically designated to the compensation committee by the Pyxis Oncology Board from time to time.

The compensation committee of the board of directors of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.

The Pyxis Oncology Board has determined that each member of the Pyxis Oncology Board’s compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

The Pyxis Oncology Board has a nominating and corporate governance committee and has adopted a nominating and corporate governance committee charter. Specific responsibilities of the Pyxis Oncology Board’s nominating and corporate governance committee include:

●	identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the Pyxis Oncology Board;

●	considering and making recommendations to the Pyxis Oncology Board regarding changes to the size and composition of the Pyxis Oncology Board;

●	instituting plans or programs for the continuing education of the Pyxis Oncology Board and orientation of new directors;

●	establishing procedures to exercise oversight of, and oversee the performance evaluation process of, the Pyxis Oncology Board and management;

●

developing and making recommendations to the Pyxis Oncology Board regarding corporate governance guidelines and matters, including emerging topics such as human capital analysis and disclosures and Pyxis Oncology’s environmental, sustainability and governance efforts, progress and disclosures; and

●	overseeing periodic evaluations of the Pyxis Oncology Board’s performance, including committees of the board of directors.

The compensation committee of the board of directors of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.

The Pyxis Oncology Board has determined that each member of the Pyxis Oncology Board’s nominating and corporate governance committee is independent under the applicable Nasdaq listing standards.

Compensation Committee Interlocks and Insider Participation

Each member of the Pyxis Oncology Board’s compensation committee following the closing of the Merger will a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Codes of Ethics and Business Conduct

Pyxis Oncology has adopted a code of conduct applicable to its principal executive, financial and accounting officers and all persons performing similar functions. Pyxis Oncology’s code of conduct is available on its principal corporate website at www.pyxisoncology.com.

COMBINED COMPANY COMPENSATION INFORMATION

This section discusses the material components of the Pyxis Oncology executive compensation program for the fiscal year ended December 31, 2022 with respect to each individual who is expected to serve as an executive officer of the combined company following the Merger. The information presented is intended to comply with the scaled disclosure requirements applicable to “emerging growth companies” as defined in the JOBS Act.

This executive officers of the combined company will be:

●	Lara Sullivan, M.D., President and Chief Executive Officer; and

●	Pamela Connealy, Chief Financial Officer and Chief Operating Officer.

Compensation of Executive Officers

Base Salary. Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of Pyxis Oncology’s executive compensation program. The relative levels of base salary for Pyxis Oncology’s executive officers are designed to reflect each executive officer’s functional specialty and scope of responsibility and accountability with Pyxis Oncology. In connection with its initial public offering, Pyxis Oncology entered into an amended employment letter agreement with Dr. Sullivan which increased her annual base salary to $565,000. The base salary for Ms. Connealy was set at the time she joined Pyxis Oncology at $430,000. These base salary levels remained in effect during 2022. Please see the “Salary” column in the “2022 Summary Compensation Table” for the base salary amounts earned by Dr. Sullivan and Ms. Connealy in 2022.

Cash Bonus Compensation. From time to time the Pyxis Oncology Board or its compensation committee may approve discretionary cash bonuses for Pyxis Oncology’s executive officers based on individual performance, company performance or as otherwise determined appropriate. In April 2022, the compensation committee of the Pyxis Oncology Board awarded Dr. Sullivan a one-time cash bonus of $200,000 subject to her continued employment for one year, which was paid in April 2023.

Annual Cash Bonuses. Historically, Pyxis Oncology has provided its senior leadership team with short-term incentive compensation through an annual cash bonus plan. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and motivates Pyxis Oncology’s executive officers to achieve annual corporate and individual performance objectives. Pyxis Oncology’s annual cash bonus plan provides cash incentive award opportunities for the achievement of annual performance goals established by the Pyxis Oncology Board at the beginning of each fiscal year. Dr. Sullivan does not have individual performance objectives as she is viewed as more directly responsible for the achievement of Pyxis Oncology’s corporate objectives.

Each of Pyxis Oncology’s executive officers are eligible to receive an annual performance cash bonus based on the achievement of pre-established corporate and, in the case of Ms. Connealy, individual objectives as determined by the Pyxis Oncology Board and its compensation committee, in consultation with Pearl Meyer & Partners, LLC, an independent compensation consultant, and upon review of the recommendations of Dr. Sullivan with respect to Ms. Connealy. The payment of awards under the 2022 annual cash bonus plan applicable to the executive officers was subject to the attainment of corporate goals for Pyxis Oncology’s President and Chief Executive Officer and a combination of corporate and individual goals, weighted 80% and 20%, respectively, for Ms. Connealy. The corporate component of the annual cash bonus plan was determined based on a number of goals relating to (i) clinical development of Pyxis Oncology’s product pipeline, weighted 50% with a stretch goal of up to 35%, (ii) growth of Pyxis Oncology’s pipeline through discovery research and business development objectives, weighted 35% with a stretch goal of up to 20%, and (iii) enterprise focus around financial controls, diversity, and employee experience, weighted 15%. The individual goals for Ms. Connealy were pre-established goals determined based on her functional area of responsibility.

At the beginning of the performance year, each officer is assigned a target bonus opportunity expressed as a percentage of his or her base salary. Actual bonus payments may be higher or lower than the target bonus amount, as determined by the Pyxis Oncology Board and its compensation committee, based on the achievement of the pre-established corporate and, if applicable, individual objectives. The target bonus opportunities, as a percentage of base salary, in 2022 for Dr. Sullivan and Ms. Connealy were 55% and 45%, respectively. Based on Pyxis Oncology’s 2022 performance, the compensation committee of the Pyxis Oncology Board awarded payouts under Pyxis Oncology’s annual cash bonus program in a total payout of 97% of the target bonus opportunity.

In determining the amount of the annual cash bonuses, the compensation committee of the Pyxis Oncology Board determines the level of achievement of the corporate goals and, if applicable, individual goals for the year. In determining the level of achievement for Ms. Connealy, the compensation committee also reviews and considers the recommendations of Dr. Sullivan. These achievement levels are used to determine each executive officer’s bonus.

Actual bonus amounts paid are reflected in the “Non-Equity Incentive Plan Compensation” column of the “2022 Summary Compensation Table” below.

Equity Awards. To further align the interests of Pyxis Oncology’s executive officers with the interests of Pyxis Oncology’s stockholders and to further focus its executive officers on its long-term performance, Pyxis Oncology grants equity compensation to its executive officers. In 2022, Pyxis Oncology’s executive officers received equity grants in the form of RSUs with a combination of four-year and one-year anniversary vesting schedules. In addition, during 2022, the compensation committee of the Pyxis Oncology Board also approved restricted stock unit (“RSU”) grants to be granted on January 3, 2023 and which vested on April 13, 2023, subject to the executive officer’s continued service through such date. Accordingly, in March 2022, the compensation committee of the Pyxis Oncology Board approved the following RSU grants scheduled to vest over a four-year period, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting in 12 substantially-equal quarterly installments thereafter, subject to the executive officer’s continued employment through the applicable vesting date: Dr. Sullivan, 742,574 and Ms. Connealy, 247,524. In addition, in 2022, the compensation committee of the Pyxis Oncology Board approved the following RSU grants to the executive officers which vested on April 13, 2023: Dr. Sullivan, 315,273 RSUs granted on April 14, 2022 and 95,684 RSUs granted on January 3, 2023 and Ms. Connealy, 93,493 RSUs granted on April 14, 2022 and 43,493 RSUs granted on January 3, 2023.

On March 24, 2023 and in accordance with the terms of the Pyxis Oncology, Inc. 2019 Equity and Incentive Plan (the “2019 Plan”), the Pyxis Oncology Board approved a stock option repricing (the “Repricing”) where the exercise price of each Relevant Option (as defined below) was reduced to $2.21 per share, the closing stock price on the date of approval by the Pyxis Oncology Board. “Relevant Options” are all outstanding stock options as of March 24, 2023 (vested or unvested) to acquire shares of the Pyxis Oncology common stock that were issued to current employees of the Pyxis Oncology under the 2019 Plan prior to Pyxis Oncology’s initial public offering. The Pyxis Oncology Board believed that the Repricing was in the best interests of Pyxis Oncology, as the amended stock options provide added incentives to retain and motivate key contributors of Pyxis Oncology without incurring the stock dilution resulting from significant additional equity grants or significant additional cash expenditures resulting from additional cash compensation. The Pyxis Oncology Board also believes that the Repricing better aligns the interests of the key contributors with the goals of Pyxis Oncology.

As a result of the Repricing, the exercise prices for the following Relevant Options held by each of the executive officers were adjusted to $2.21 per share: Dr. Sullivan, 1,052,286 stock options and Ms. Connealy, 332,569 stock options. Except for the reduction in the exercise prices of the Relevant Options, all outstanding stock options will continue to remain outstanding in accordance with their current terms and conditions as set forth in the 2019 Plan and the applicable award agreements.

Please see “Outstanding Equity Awards at 2022 Fiscal Year-End” below for a summary of the equity awards held by each executive officer as of December 31, 2022.

2022 Summary Compensation Table

The following table shows information concerning the historical compensation paid by Pyxis Oncology to each individual who will serve as an executive officer of the combined company following the Merger with respect to the year ended December 31, 2022:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Lara Sullivan, M.D., President and Chief Executive Officer	2022	565,000	-	4,150,745	-	301,428	9,630	5,026,803
	2021	565,000	-	-	16,361,511	341,825	-	17,268,336
Pamela Connealy, Chief Financial Officer and Chief Operating Officer	2022	430,000	-	1,341,246	-	245,466	9,630	2,026,342
	2021	195,453	-	-	2,268,661	252,500	18,750	2,735,364

(1)	The amounts reported in this column reflect the aggregate grant date fair value of RSUs granted for the fiscal year ended December 31, 2022, computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation, calculated based on the number of shares of RSUs granted multiplied by the quoted closing market price of Pyxis Oncology common stock on the date of grant. These amounts do not reflect the actual economic value that may be realized by the executive officers.

(2)

The amounts reported in this column reflect the aggregate grant date fair value of stock options granted for the fiscal year ended December 31, 2021, computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 12 – Stock-Based Compensation to Pyxis Oncology’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2022. These amounts do not reflect the actual economic value that may be realized by the executive officers.

(3)

The amounts reported in this column for 2022 represent annual incentive bonuses that were paid based on the achievement of corporate and, in the case of Ms. Connealy, individual performance goals in 2022. Please see the description above under “Annual Cash Bonuses” for further information regarding the 2022 bonuses.

(4)

The amounts reported in this column reflect, for each executive officer, the sum of (i) cell phone allowances in the amount of $480 for 2022 and (ii) the matching 401(k) contribution paid by Pyxis Oncology on their behalf in the amount of $9,150 for 2022.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table presents information regarding to the outstanding equity awards held by each individual who will serve as an executive officer of the combined company following the Merger as of December 31, 2022.

	Option Awards(1)						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Lara Sullivan, M.D.	12/6/2019		-	-	-	-	74,698	(3)	100,095
	3/30/2021	(4)	742,845	247,616	2.21	3/31/2031	-		-
	9/14/2021	(5)	18,032	43,793	2.21	9/14/2031	-		-
	10/7/2021	(6)	187,111	775,178	16.00	10/7/2031	-		-
	3/31/2022	(7)	-	-	-	-	742,574		995,049
	4/14/2022	(8)	-	-	-	-	315,273		422,466
Pamela Connealy	7/31/2021	(9)	114,135	208,130	2.21	7/31/2031	-		-
	9/15/2021	(5)	3,005	7,299	2.21	9/15/2031	-		-
	12/6/2021	(10)	18,751	34,193	9.64	12/6/2031	-		-
	3/31/2022	(7)	-	-	-	-	247,524		331,682
	4/14/2022	(8)	-	-	-	-	93,493		125,281

(1)	Unexercised option awards represent both exercisable and unexercisable awards.

(2)	The market value of shares that have not vested reflects a stock price of $1.34, Pyxis Oncology’s closing stock price on December 30, 2022, the last trading day of fiscal year 2022.

(3)

The shares were acquired upon the early exercise of an option and vested 25% on the one-year anniversary of December 2, 2020 and then in 36 monthly installments over the remaining three year period, subject to the executive officer’s continued employment through the applicable vesting date.

(4)	These stock options vest in 48 substantially-equal monthly installments beginning January 2, 2020, subject to the executive officer’s continued employment through the applicable vesting date.

(5)

These stock options vested 25% on the first anniversary of the closing of Pyxis Oncology’s initial public offering, and then vest in 36 substantially-equal monthly installments thereafter, subject to the executive officer’s continued employment through the applicable vesting date.

(6)

Two-thirds of these stock options vested 25% on the first anniversary of the grant date, and then vest in 36 substantially-equal monthly installments thereafter, and one-third of these stock options vest in full on the fourth anniversary of the grant date, in each case, subject to the executive officer’s continued employment through the applicable vesting date.

(7)

These RSUs vested 25% on the first anniversary of the March 31, 2022, and then in 12 substantially-equal quarterly installments thereafter, subject to the executive officer’s continued employment through the applicable vesting date.

(8)	These RSUs vested on April 13, 2023, subject to the executive officer’s continued employment through the vesting date.

(9)

These stock options vested 25% on the first anniversary of July 31, 2021, and then vest in 36 substantially-equal monthly installments thereafter, subject to the executive officer’s continued employment through the applicable vesting date.

(10)

These stock options vested 25% on July 19, 2022, and then vest in 36 substantially-equal monthly installments thereafter, subject to the executive officer’s continued employment through the applicable vesting date.

Employment Agreements, Severance and Change in Control Agreements

Lara Sullivan, M.D.

Pyxis Oncology entered into an employment letter agreement with Dr. Sullivan in October 2019, which was subsequently amended in October 2022, and previously in September 2021 in connection with its initial public offering. Under the terms of the amended letter agreement, in the event that Dr. Sullivan is terminated by Pyxis Oncology for any reason other than for “cause” or she terminates her employment for “good reason,” she will be entitled to receive, upon execution and effectiveness of a release of claims, base salary for a period of twelve (12) months and up to twelve (12) months of continued health insurance coverage at Pyxis Oncology’s expense. In addition, in the event of termination by Pyxis Oncology for any reason other than for “cause” or due to “good reason” within three (3) months before or twelve (12) months following a change of control of Pyxis Oncology, subject to the execution and non-revocation of a release of claims, (i) Dr. Sullivan will receive a cash payment in an amount equal to the sum of eighteen (18) months’ base salary and Dr. Sullivan’s target annual bonus, payable in a lump sum on the 60th day following such termination of employment, unless required to be paid in installments to comply with Section 409A of the Code, (ii) up to twelve (12) months of continued health insurance coverage at Pyxis Oncology’s expense and (iii) any unvested portions of the option awards granted to Dr. Sullivan will immediately vest in full on the date of termination. Dr. Sullivan’s amended letter agreement also provides for any unvested portion of stock options and stock awards granted to fully vest in the event of a change in control in which neither Pyxis Oncology nor its successor entity (if applicable) assumes, substitutes or continues the unvested portion of such award. In the event that Pyxis Oncology terminates Dr. Sullivan with “cause” or she resigns without “good reason,” then she will not be entitled to receive severance benefits. Dr. Sullivan’s letter agreement also contains IP assignment obligations.

Pamela Connealy

In connection with her appointment to the position of Chief Financial Officer, Pyxis Oncology and Ms. Connealy entered into an employment letter agreement setting forth the initial terms of her employment with Pyxis Oncology, which was subsequently amended in November 2022. Under the terms of the amended letter agreement, in the event that Ms. Connealy is terminated by Pyxis Oncology without “cause” or due to disability or she terminates her employment for “good reason,” she will be entitled to receive, upon execution and effectiveness of a release of claims, base salary for a period of nine (9) months and up to nine (9) months of COBRA premiums. In addition, in the event of termination by Pyxis Oncology for any reason other than for “cause” or Ms. Connealy’s resignation due to “good reason” within three (3) months before or twelve (12) months following a change of control of Pyxis Oncology, Ms. Connealy will receive a lump sum payment equal to twelve (12) months of base salary plus Ms. Connealy’s target annual bonus, payable in a single lump sum on the 60th day following such termination of employment, and up to twelve (12) months of COBRA premiums. Ms. Connealy’s amended letter agreement also provides for any unvested portion of stock options and stock awards granted to fully vest in the event of a change in control in which neither Pyxis Oncology nor its successor entity (if applicable) assumes, substitutes or continues the unvested portion of such award. Under the terms of the amended letter agreement, if the payments and benefits to Ms. Connealy under the amended letter agreement or another plan, arrangement or agreement would subject her to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in Ms. Connealy receiving a higher net after-tax amount.

Retirement Plan

Pyxis Oncology maintains the Pyxis Oncology 401(k) Plan (the “401(k) Plan”), a qualified 401(k) savings plan that provides participants with an opportunity to save for retirement on a tax advantaged basis. Eligible employees, including its executive officers, are able to contribute 100% of his or her eligible compensation up to the maximum amount allowed under Internal Revenue Service guidelines. Currently, Pyxis Oncology matches 50% of each eligible employee's contributions up to 6% of total eligible compensation. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) Plan currently does not offer the ability to invest in Pyxis Oncology’s securities. Employees are immediately and fully vested in their contributions.

Director Compensation

The Pyxis Oncology Board has adopted a non-employee director compensation program, which is designed to enable Pyxis Oncology to attract and retain, on a long-term basis, highly qualified non-employee directors and is set forth below:

●	Annual Board Cash Retainer: $30,000

●	Committee Member Cash Retainers:

o	Audit Committee: $7,500

o	Compensation Committee: $5,000

o	Nominating and Governance Committee: $4,000

●	Additional Committee Chair Cash Retainers:

o	Audit Committee: $15,000

o	Compensation Committee: $10,000

o	Nominating and Governance Committee: $8,000

●	Additional Chairman of the Board Cash Retainer: $30,000

In addition, Pyxis Oncology’s non-employee directors are eligible to receive an annual equity award and an equity award at the time the director joins the Pyxis Oncology Board. The annual equity award is expected to have a grant date fair value expected not to exceed $270,000, while the sign-on equity award is expected to have a grant date fair value not to exceed $540,000.

Pyxis Oncology also reimburses its directors for reasonable travel and other related expenses incurred in connection with their service on the Pyxis Oncology Board.

2022 Director Compensation Table

The following table sets forth information concerning the compensation for the year ended December 31, 2022 of the individuals who will serve as non-employee directors of the combined company following the Merger. Dr. Sullivan also serves as a member of the Pyxis Oncology Board but does not receive any additional compensation for her service on the Pyxis Oncology Board. Please see the “2022 Summary Compensation Table” above for a summary of the compensation Dr. Sullivan received for her service as Pyxis Oncology’s President and Chief Executive Officer during the year ended December 31, 2022.

Compensation for Service on the Pyxis Oncology Board

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(3)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
John Flavin	87,500	270,000	-	-	357,500
Thomas Civik	52,500	270,000	-	-	322,500
Darren Cline	49,500	270,000	-	-	319,500
Freda Lewis-Hall, M.D.	34,000	270,000	-	-	304,000
Rachel Humphrey, M.D.	15,155	-	540,000	-	555,155

(1)

The amounts reported in this column reflect the aggregate grant date fair value of restricted stock units (“RSUs”) granted for the fiscal year ended December 31, 2022, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, Compensation — Stock Compensation, calculated based on the number of shares of RSUs granted multiplied by the quoted closing market price of Pyxis Oncology’s common stock on the date of grant. These amounts do not reflect the actual economic value that may be realized by the non-employee director. Whether, and to what extent, a non-employee director realizes value will depend on Pyxis Oncology’s actual operating performance, stock price fluctuations and the non-employee director’s continued service on the Pyxis Oncology Board.

(2)

The amounts reported in this column reflect the aggregate grant date fair value of stock options granted for the fiscal year ended December 31, 2022, computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 12 – Stock-Based Compensation to Pyxis Oncology’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2022. Whether, and to what extent, a non-employee director realizes value will depend on Pyxis Oncology’s actual operating performance, stock price fluctuations and the non-employee director’s continued service on the Pyxis Oncology Board.

(3)

The following table summarizes the equity awards granted to Pyxis Oncology’s non-employee directors of the combined company following the Merger for their service on the Pyxis Oncology Board during 2022 and the grant date fair value of such equity awards:

Name	Grant Date	Number of Shares Underlying Option Award Grants (#)	Number of Stock Award Grants (#)	Grant Date Fair Value of Option Award Grants ($)(a)	Grant Date Fair Value of Stock Award Grants ($)(b)
John Flavin	3/31/2022	-	66,831	-	270,000
Thomas Civik	3/31/2022	-	66,831	-	270,000
Darren Cline	3/31/2022	-	66,831	-	270,000
Freda Lewis-Hall, M.D.	3/31/2022	-	66,831	-	270,000
Rachel Humphrey, M.D.	8/11/2022	236,220	-	540,000	-

(a)

The grant date fair value computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation, represents the value of stock options granted during 2022. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 12 – Stock-Based Compensation to Pyxis Oncology’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2022.

(b)

The grant date fair value computed in accordance with FASB ASC Topic 718 represents the value of a stock award granted during 2022. The grant date fair value per RSU was $4.04 based on the quoted closing market price of Pyxis Oncology common stock on the date of grant.

The following table summarizes the equity awards that were outstanding as of December 31, 2022 for each of Pyxis Oncology’s non-employee directors of the combined company following the Merger:

Director Outstanding Equity Awards at Fiscal Year-End 2022

	Options Awards(a)		Stock Awards
Name	Number of Shares Underlying Unexercised Options for Board Service (#)	Number of Shares Underlying Unexercised Options for Non-Board Service (#)	Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)
John Flavin (b)	57,916	-	74,764
Thomas Civik	57,916	-	66,831
Darren Cline	57,916	-	66,831
Freda Lewis-Hall, M.D.	57,916	-	66,831
Rachel Humphrey, M.D.	236,220	-	-

(a)	Unexercised option awards represent both exercisable and unexercisable awards.

(b)	Mr. Flavin has unvested restricted stock awards with respect to 7,993 shares, acquired pursuant to restricted stock purchase agreements with Pyxis Oncology.

Compensation for Service on the Apexigen Board

Director	Fees Earned or Paid in Cash ($)	Stock Options ($)(1)	Stock Awards ($)	Total ($)
Jakob Dupont, M.D.	47,880	182,379	-	230,259

(1) The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the directors in fiscal 2022. The aggregate grant-date fair value of the stock options is calculated in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in determining the grant date fair value of the stock options reported are set forth in Note 9 to the audited consolidated financial statements included in Apexigen’s Annual Report on Form 10-K filed with the SEC on February 22, 2023. As of December 31, 2022, Dr. Dupont held outstanding stock options with respect to 154,573 shares of Apexigen common stock.

The following paragraphs describe Apexigen’s director compensation policies as they existed in fiscal 2022 and do not apply to the combined company going forward.

Apexigen Outside Director Compensation Policy

The Apexigen Board reviews director compensation periodically to ensure that director compensation remains competitive such that Apexigen is able to recruit and retain qualified directors. Apexigen retained Compensia, a third-party compensation consultant, to provide the Apexigen Board and the Compensation Committee of the Apexigen Board with an analysis of publicly available market data regarding practices and compensation levels at comparable companies and assistance in determining compensation to be provided to Apexigen’s non-employee directors. Based on the discussions with and assistance from the compensation consultant, the Apexigen Board adopted an outside director compensation policy that provides for certain compensation to Apexigen’s non-employee directors.

Cash Compensation

The outside director compensation policy provides for the following cash compensation program for Apexigen’s non-employee directors:

●	$40,000 per year for service as a non-employee director;
●	$30,000 per year for service as non-employee chair of the Apexigen Board;
●	$15,000 per year for service as chair of the Audit Committee of the Apexigen Board;
●	$7,500 per year for service as a member of the Audit Committee of the Apexigen Board;
●	$10,000 per year for service as chair of the Compensation Committee of the Apexigen Board;
●	$5,000 per year for service as a member of the Compensation Committee of the Apexigen Board;
●	$8,000 per year for service as chair of the Nominating and Corporate Governance Committee of the Apexigen Board; and
●	$4,000 per year for service as a member of the Nominating and Corporate Governance Committee of the Apexigen Board.

Each non-employee director who serves as a committee chair of the Apexigen Board will receive the cash retainer fee as the chair of the committee but not the cash retainer fee as a member of that committee, provided that the non-employee director who serves as the non-employee chair of the Apexigen Board will receive the annual retainer fees for such role as well as the annual retainer fee for service as a non-employee director. These fees to Apexigen’s non-employee directors will be paid quarterly in arrears on a prorated basis. The above-listed fees for service as non-employee chair of the Apexigen Board or a chair or member of any committee are payable in addition to the non-employee director retainer. Under the outside director compensation policy, Apexigen also will reimburse its non-employee directors for reasonable travel expenses to attend meetings of the Apexigen Board and its committees.

Equity Compensation

Initial Award. Pursuant to the outside director compensation policy, each person who first becomes a non-employee director following the effective date of such policy and each individual who served as a non-employee director on the effective date of such policy will receive, on the first trading day after the later of the 2-month anniversary of such effective date or the date that the person first becomes a non-employee director, an initial award of stock options to purchase shares of Apexigen common stock (the “Initial Award”), subject to such person continuing to be a non-employee director through the date the Initial Award is granted. The Initial Award will be a number of shares equal to the lesser of (i) 100,000 shares or (ii) such number of shares that results in the Initial Award having an aggregate grant date fair value (determined in accordance with GAAP) of $300,000, with the number of shares subject to the Initial Award rounded to the nearest whole share. The Initial Award will be scheduled to vest in equal installments as to one-third of the shares subject to the Initial Award on each anniversary of the date that the person first became or becomes a non-employee director, subject to continued services to Apexigen through the applicable vesting dates. If the person was a member of the Apexigen Board and also an employee, then becoming a non-employee director due to termination of employment will not entitle the person to an Initial Award.

Annual Award. Each non-employee director will receive, on the first trading day after each annual meeting of Apexigen’s stockholders (an “Annual Meeting”) that occurs following the effective date of the outside director compensation policy, an annual award of stock options to purchase shares of Apexigen common stock (the “Annual Award”). The Annual Award will have an aggregate grant date fair value (determined in accordance with GAAP) of $150,000 (provided that if an individual began service as a non-employee director after the date of the Annual Meeting that occurred immediately prior to such Annual Meeting (or if there is no such prior Annual Meeting, then after the date of the closing of the Brookline Business Combination), then the Annual Award granted to such non-employee director will be prorated based on the number of whole months that the individual served as a non-employee director prior to the Annual Award’s grant date during the 12-month period immediately preceding such Annual Meeting), with the number of shares subject to the Annual Award rounded to the nearest whole share. Each Annual Award will be scheduled to vest as to all of the shares of subject to such award on the earlier of the 1-year anniversary of the grant date or the date of the next Annual Meeting after the grant date, subject to continued services to Apexigen through the applicable vesting date.

Other Award Terms. Each Initial Award and Annual Award will be granted under Apexigen’s 2022 Equity Incentive Plan (or its successor plan, as applicable) and form of award agreement under such plan. These awards will have a maximum term to expiration of ten years from their grant and a per share exercise price equal to 100% of the fair market value of a share of Apexigen common stock on the award’s grant date.

Change in Control. In the event of Apexigen’s change in control, as defined in Apexigen’s 2022 Equity Incentive Plan, each non-employee director’s then outstanding equity awards covering shares of Apexigen common stock will accelerate vesting in full, provided that he or she remains a non-employee director of Apexigen as of immediately before such change in control.

Director Compensation Limits. Apexigen’s outside director compensation policy provides that in any fiscal year, a non-employee director may be paid cash compensation and granted equity awards with an aggregate value of no more than $750,000 (provided that this limit will be increased to $1,000,000 in the fiscal year of the individual’s initial service as a non-employee director), with the value of each equity award based on its grant date fair value determined in accordance with GAAP for purposes of this limit. Equity awards granted or other compensation provided to a non-employee director for services provided as an employee or consultant (other than a non-employee director), or provided before the date of the closing of the Brookline Business Combination, will not count toward this annual limit.

COMPARISON OF RIGHTS OF HOLDERS OF PYXIS ONCOLOGY COMMON STOCK AND APEXIGEN COMMON STOCK

This section describes the material differences between the rights of the holders of Apexigen common stock and the rights of holders of Pyxis Oncology common stock. Pyxis Oncology and Apexigen are both incorporated under the laws of the State of Delaware. Accordingly, the rights of the stockholders of Pyxis Oncology and Apexigen are governed by the laws of the State of Delaware, including the DGCL, as well as Pyxis Oncology’s and Apexigen’s certificates of incorporation and bylaws, each as amended from time to time. After the completion of the Merger, the rights of Apexigen stockholders who become Pyxis Oncology stockholders will be governed by Pyxis Oncology’s amended and restated certificate of incorporation and amended and restated bylaws.

This section does not include a complete description of all differences among the rights of Apexigen’s and Pyxis Oncology’s stockholders, nor does it include a complete description of the specific rights referred to below. All Apexigen and Pyxis Oncology stockholders are urged to read carefully the relevant provisions of the DGCL, as well as each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Apexigen’s and Pyxis Oncology’s certificates of incorporation and bylaws, each as amended from time to time. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus for information on how to obtain a copy of these documents.

	Rights of Apexigen Stockholders	Rights of Pyxis Oncology Stockholders
Authorized Share Capital or Capital Stock	Apexigen’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Pyxis Oncology is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Pyxis Oncology is authorized to issue is 200,000,000, of which 190,000,000 shares are common stock, par value $0.001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.001 per share.

Special General Meetings; Action by Written Consent

Apexigen’s bylaws provide that a special meeting of the stockholders, other than those required by statute, may be called only by (i) the Apexigen Board, (ii) the chairperson of the Apexigen Board, (iii) the chief executive officer of Apexigen or (iv) the president of Apexigen (in the absence of a chief executive officer).

Apexigen’s bylaws provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Pyxis Oncology’s bylaws provide that special meetings may be called by (i) the Chairperson of the Pyxis Oncology Board, (ii) the Chief Executive Officer of Pyxis Oncology or (iii) the Pyxis Oncology Board.

Stockholders are not permitted to take action by written consent. Any action required or permitted to be taken by the stockholders of Pyxis Oncology must be effected at a duly called annual or special meeting of the stockholders of Pyxis Oncology.

Shareholder or Stockholder Proposals and Nominations of Candidates for Election to Apexigen Board of Directors

Apexigen’s bylaws provide the proposal of business to be transacted by the stockholders at an annual meeting of stockholders may be made only (i) pursuant to Apexigen’s proxy materials with respect to such meeting, (ii) by or at the direction of the Apexigen Board, or (iii) by a stockholder of Apexigen who (A) is a stockholder of record at the time of the giving of the notice and on the record date for the determination of stockholders entitled to vote at the annual meeting and (B) has timely complied in proper written form with the notice procedures set forth in Apexigen’s bylaws. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of Apexigen not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which Apexigen first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made.

Pyxis Oncology’s bylaws generally allow stockholders of record at the time of notice and at the time of the annual meeting or a special meeting to nominate persons for election to the Pyxis Oncology Board. The bylaws also generally allow stockholders of record at the time of notice and at the time of the annual meeting to propose other business to be brought before an annual meeting. Such proposals (including proposals pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Pyxis Oncology’s secretary prior to the meeting.

A Pyxis Oncology stockholder’s notice must be received by the secretary at Pyxis Oncology’s principal executive offices not less than 90 days or more than 120 days prior to the one-year anniversary of the date of the preceding year’s annual meeting of stockholders; provided, however, that in the case of the first annual meeting after October 13, 2021, if the date of the annual meeting of stockholders is more than 30 days prior to, or more than 60 days after, the first anniversary of the date of the preceding year’s annual meeting or if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so received not later than the close of business on the later of (i) the 90th day prior to such annual meeting and (ii) the 10th day following the day on which public disclosure of the date of the meeting is first made by Pyxis Oncology.

Apexigen’s bylaws provide that nominations of persons for election to the Apexigen Board may be made only (i) by or at the direction of the Apexigen Board or (ii) by a stockholder who (A) was a stockholder of record at the time of the giving of the notice required by Apexigen’s bylaws, (B) was a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting and (C) has complied with the notice procedures set forth in Apexigen’s bylaws. In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of Apexigen. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of Apexigen not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which Apexigen first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made.
Number of Directors	Apexigen’s bylaws provide that the number of directors of Apexigen’s shall be fixed from time to time by resolution of the Apexigen Board.	Pyxis Oncology’s bylaws provide that the total number of authorized directors shall be fixed from time to time exclusively by the Pyxis Oncology Board.
Election of Directors

Apexigen has a classified board structure. The directors are divided into three classes as nearly equal in size as is practicable, designated Class I, Class II and Class III, with each class being elected to a staggered three-year term. Directors serve until their successors have been duly elected and qualified or until their earlier resignation or removal.

Apexigen’s bylaws require that the election of directors be determined by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Pyxis Oncology has a classified board structure such that, except for directors who may be elected by the holders of any series of preferred stock, the Pyxis Oncology Board is divided into three classes as nearly equal in number as is practicable, designated Class I, Class II and Class III. At each annual meeting of stockholders, each of the successors elected to replace the directors of a class whose term expired at such annual meeting are elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.

Pyxis Oncology’s bylaws provide that directors will be elected by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Removal of Directors; Vacancies

Apexigen’s certificate of incorporation provides that directors may be removed from office by the Apexigen stockholders only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of Apexigen entitled to vote in the election of directors.

Newly created directorships resulting from an increase in the number of directors created in accordance with Apexigen’s bylaws and vacancies occurring on the Apexigen Board for any reason may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Apexigen Board, or by a sole remaining director, and not by the Apexigen stockholders.

Pyxis Oncology’s bylaws provide that directors may be removed by the stockholders of Pyxis Oncology only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of Pyxis Oncology entitled to vote generally in the election of directors, voting together as a single class.

Vacancies occurring on the Pyxis Oncology Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Pyxis Oncology Board, although less than a quorum, or by a sole remaining director, and not by the Pyxis Oncology stockholders.

Limitation on Liability of Directors

Apexigen’s certificate of incorporation provides that to the fullest extent permitted by law, a director of Apexigen will not be personally liable to Apexigen or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Apexigen shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Pyxis Oncology’s certificate of incorporation provides that no director shall be personally liable to Pyxis Oncology or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Pyxis Oncology shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors and Officers; Expenses

Apexigen’s certificate of incorporation provides that Apexigen shall indemnify, to the fullest extent permitted by applicable law, any director or officer of Apexigen who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that they are or were a director, officer, employee or agent of Apexigen or are or were serving at the request of Apexigen as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. Apexigen shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Apexigen Board.

Pyxis Oncology’s certificate of incorporation provides that Pyxis Oncology shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of Pyxis Oncology and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. Pyxis Oncology’s directors and officers also have the right to be paid by Pyxis Oncology the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director or officer presents to Pyxis Oncology a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be so indemnified by Pyxis Oncology. Notwithstanding the foregoing, except for proceedings to enforce any director’s or officer’s rights to indemnification or rights to advancement of expenses, Pyxis Oncology is not obligated to indemnify any director or officer, or advance expenses of any director or officer in connection with any proceeding initiated by such person unless such proceeding was authorized by the Pyxis Oncology Board.

Amendments to the Corporate Governance Documents

Apexigen’s certificate of incorporation provides that any provision may be amended or repealed in the manner prescribed by the laws of the State of Delaware; provided, however, that the Apexigen Board acting pursuant to a resolution adopted by a majority of the Apexigen Board and the affirmative vote of 66 2/3% of the then outstanding voting securities of Apexigen, voting together as a single class, shall be required for the amendment, repeal or modification of certain provisions, including the issuance of preferred stock, the classified board of directors, the removal and election of directors, cumulative voting, actions and special meetings of stockholders, stockholder nominations and amendments of Apexigen’s certificate of incorporation.

Apexigen’s bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2⁄3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders to alter, amend or repeal, or adopt any bylaw inconsistent with certain provisions of the bylaws, including: meeting of stockholders, powers, number, resignation and vacancies, and removal of directors, indemnification and amendment of Apexigen’s bylaws. The Apexigen Board will also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Apexigen Board.

Pyxis Oncology’s certificate of incorporation provides that the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of Pyxis Oncology entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision therein; provided, however, that the affirmative vote of the holders of at least sixty six and two-thirds percent (66 2/3%) of the voting power of all then outstanding shares of capital stock of Pyxis Oncology entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of Pyxis Oncology’s certificate of incorporation inconsistent with the purpose and intent of certain provisions, including those relating to the board of directors, the amendment of Pyxis Oncology’s bylaws, actions by written consent and special meetings by stockholders, limitation of liability and indemnification and certain other miscellaneous articles.

Pyxis Oncology’s bylaws may be altered, amended or repealed, or new bylaws may be adopted, generally by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of Pyxis Oncology entitled to vote generally in the election of directors, voting together as a single class. Amending certain provisions of the bylaws require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of the then outstanding shares of capital stock of Pyxis Oncology entitled to vote generally in the election of directors, voting together as a single class, including provisions regarding the election of directors, notice of stockholder proposals and director nominations, interested directors and the amendment of Pyxis Oncology’s bylaws.

Certain Business Combinations

Apexigen’s certificate of incorporation does not opt out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

Pyxis Oncology’s certificate of incorporation does not contain a provision electing not to be governed by Section 203, so Pyxis Oncology is subject to such provision.
Shareholder or Stockholder Rights Plan	Apexigen currently does not have a stockholder rights plan.	Pyxis Oncology currently does not have a stockholder rights plan.
Forum Selection

Apexigen’s bylaws provides that, unless Apexigen consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding under Delaware statutory or common law brought on behalf of Apexigen, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Apexigen to Apexigen or Apexigen’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or Apexigen’s certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction.

Apexigen’s bylaws further provide that unless Apexigen consents in writing to the selection of an alternative forum, the federal district court of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Pyxis Oncology’s certificate of incorporation provides that, unless the majority of Pyxis Oncology’s Board, acting on behalf of Pyxis Oncology, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pyxis Oncology under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Pyxis Oncology to Pyxis Oncology or its stockholders, (iii) any action asserting a claim against Pyxis Oncology or any of its directors, officers or other employees arising pursuant to any provision of the DGCL or its organizational documents, (iv) any action asserting a claim against Pyxis Oncology or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants; provided that the foregoing will not apply to any claim to enforce any liability or duty created by the Securities Act or the Exchange Act and for which the federal courts have exclusive jurisdiction.

Unless a majority of Pyxis Oncology’s Board, acting on behalf of Pyxis Oncology, consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences of (i) the Merger to U.S. holders of Apexigen common stock and (ii) the ownership and disposition of shares of Pyxis Oncology common stock received in the Merger. Except where noted, this summary deals only with Apexigen common stock and Pyxis Oncology common stock that are held as capital assets within the meaning of Section 1221 of the Code. This summary is based upon provisions of the Code its legislative history, U.S. Treasury Regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. There can be no assurance that a change in law will not alter significantly the tax considerations described in this summary.

For purposes of this discussion a “U.S. holder” means a beneficial owner of Apexigen common stock or Pyxis Oncology common stock, as the case may be, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Also, for purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Apexigen common stock or Pyxis Oncology common stock, as the case may be, who or that is neither a U.S. holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary does not address the U.S. federal income tax consequences of the Merger to non-U.S. holders of Apexigen common stock or the U.S. federal income tax consequences applicable to holders of Apexigen common stock or Pyxis Oncology common stock, as the case may be, that are subject to special treatment under the U.S. federal income tax laws, including (without limitation): former citizens or long-term residents of the United States, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), tax-exempt organizations or government organizations, banks, mutual funds or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Apexigen common stock or Pyxis Oncology common stock, persons that are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement, persons that have a functional currency other than the U.S. dollar, persons who hold Apexigen common stock or Pyxis Oncology common stock as “qualified small business stock” within the meaning of Section 1202 of the Code, persons who hold Apexigen common stock or Pyxis Oncology common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment, persons subject to the alternative minimum tax, persons who acquired Apexigen common stock or Pyxis Oncology common stock through stock options or in other compensatory transactions, or partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Apexigen common stock or Pyxis Oncology common stock, as the case may be, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) that hold Apexigen common stock or Pyxis Oncology common stock should consult their tax advisors regarding the U.S. federal income tax consequences to the relevant partnership and its partners of the Merger and the ownership and disposition of Pyxis Oncology common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS OF APEXIGEN COMMON STOCK AND PYXIS ONCOLOGY COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Federal Income Tax Consequences of the Merger

Characterization of the Merger

Each of Pyxis Oncology and Apexigen intends for the Merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and for the Merger not to result in any taxable gain or loss for U.S. federal income tax purposes to holders of Apexigen common stock who receive Pyxis Oncology common stock in exchange for Apexigen common stock (the “Intended Tax Treatment”). In the Merger Agreement, each of Pyxis Oncology and Apexigen agrees to, and to cause its affiliates to use reasonable efforts to qualify the Merger as a reorganization, and that neither shall take any action, that is reasonably likely to prevent or impede such qualification. However, the obligations of the parties to complete the Merger are not conditioned upon the receipt of an opinion of counsel that the Merger will qualify for the Intended Tax Treatment, and the Merger will occur even if they do not so qualify. Neither Sidley Austin LLP nor Wilson, Sonsini, Goodrich & Rosati, P.C. have been requested to deliver any such opinion.

Neither Pyxis Oncology nor Apexigen has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the Merger failed to qualify as a “reorganization” under Section 368(a) of the Code, U.S. holders who receive shares of Pyxis Oncology common stock in exchange for Apexigen common stock would be treated as if they sold their Apexigen common stock in a fully taxable transaction. Accordingly, each U.S. holder is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such U.S. holder.

Tax Consequences of the Merger for U.S. Holders

Assuming the Merger qualifies as a “reorganization,” U.S. holders who receive shares of Pyxis Oncology common stock in exchange for Apexigen common stock pursuant to the Merger generally should not recognize taxable gain or loss. The aggregate tax basis for U.S. federal income tax purposes of the shares of Pyxis Oncology common stock received by any such U.S. holder should be the same as the aggregate adjusted tax basis of the Apexigen common stock surrendered in exchange therefor. The holding period of the shares of Pyxis Oncology common stock received by such U.S. holder should include the period during which the Apexigen common stock exchanged therefor were held by such U.S. holder.

Information Reporting

Certain information reporting requirements may apply to each U.S. holder that is a “significant holder” of Apexigen common stock. A “significant holder” is a holder of Apexigen common stock, that, immediately before the Merger, owned at least 1% (by vote or value) of the outstanding Apexigen common stock (or, in certain instances, Apexigen common stock with a basis of at least $1 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.

Tax Consequences of Holding and Disposing of Pyxis Oncology Common Stock

U.S. Holders

Distributions

Distributions of cash or property on Pyxis Oncology common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from Pyxis Oncology’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed Pyxis Oncology’s current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in its Pyxis Oncology common stock and thereafter as capital gain from the sale or exchange of such Pyxis Oncology common stock. Please read “—Sales or other Taxable Dispositions.”

Dividends paid to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Sales or other Taxable Dispositions

A U.S. holder will recognize gain or loss on the sale, taxable exchange or other taxable disposition of Pyxis Oncology common stock. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the Pyxis Oncology common stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. holder’s adjusted tax basis in its Pyxis Oncology common stock so disposed of. A U.S. holder’s adjusted tax basis in its Pyxis Oncology common stock will generally equal the U.S. holder’s acquisition cost less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements will generally apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of shares of Pyxis Oncology common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Distributions

Distributions of cash or property on Pyxis Oncology common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from Pyxis Oncology’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed Pyxis Oncology’s current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the non-U.S. holder’s tax basis in its Pyxis Oncology common stock and thereafter as capital gain from the sale or exchange of such Pyxis Oncology common stock. Please read “—Sales or other Taxable Dispositions.” Subject to the withholding rules discussed below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA” and with respect to effectively connected dividends, any distribution made to a non-U.S. holder on Pyxis Oncology common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds Pyxis Oncology common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to Pyxis Oncology or its paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the U.S. withholding tax described above, provided the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. Any such effectively connected dividends generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sales or other Taxable Dispositions

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any gain realized by a non-U.S. holder on the sale or other disposition of Pyxis Oncology common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition on a net income tax basis at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” (a “USRPHC”) if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Pyxis Oncology believes that it is not currently and will not become a USRPHC, and the remainder of this discussion assumes this is the case. However, because the determination of whether Pyxis Oncology is a USRPHC depends on the fair market value of Pyxis Oncology’s U.S. real property interests relative to the fair market value of its other business assets, there can be no assurance that it will not become a USRPHC in the future. If Pyxis Oncology is or becomes a USRPHC, however, so long as Pyxis Oncology common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of the outstanding Pyxis Oncology common stock will be subject to U.S. federal income tax on the sale or other disposition of such Pyxis Oncology common stock.

Backup Withholding and Information Reporting

Any dividends (or other distributions) paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of Pyxis Oncology common stock effected by or through the office of a broker generally will be subject to information reporting and backup withholding (currently at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of Pyxis Oncology common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of Pyxis Oncology common stock effected outside the United States by such a broker if it has certain relationships within the United States. Notwithstanding the foregoing, backup withholding and information reporting may apply if either Pyxis Oncology or its paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person who is not an exempt recipient under the Code and applicable Treasury Regulations.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury Regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any dividends paid on Pyxis Oncology common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (2) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) and provides certain information with respect to such United States owners; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of Pyxis Oncology common stock, which may be relied upon by taxpayers until final regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Merger

On May 23, 2023, Pyxis Oncology, Inc., a Delaware corporation (“Pyxis Oncology” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Ascent Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Apexigen, Inc., a Delaware corporation (“Apexigen”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Apexigen (the “Merger”), with Apexigen surviving such Merger as a wholly-owned subsidiary of the Company. Definitions for the capitalized terms used in this section are provided herein.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

a)

Each share of common stock, par value $0.0001 per share, of Apexigen (the “Apexigen Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than (i) treasury shares, and (ii) any shares of Apexigen Common Stock held directly by the Company or Merger Sub) will automatically be converted into the right to receive 0.1725 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of Pyxis Oncology (the “Company Common Stock” or “Pyxis Oncology Common Stock”). No fractional shares of Company Common Stock will be issued in connection with the Merger and the number of shares of Company Common Stock to be issued to Apexigen stockholders shall be rounded down to the nearest whole share. The Exchange Ratio and shares to be issued to Apexigen stockholders in connection with the Merger will be subject to adjustment for stock splits and similar events as provided in the Merger Agreement.

b)

Each option to purchase shares of Apexigen Common Stock (each, an “Apexigen Option”) that is outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Option, the number of shares of Company Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen Option immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Option as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

c)

Each award of restricted stock units of Apexigen (each, an “Apexigen RSU Award”) outstanding as of immediately prior to the Effective Time will be assumed and converted as of the Effective Time into an award of Pyxis Oncology restricted stock units, with substantially similar terms and conditions as were applicable under such Apexigen RSU Award, that covers the number of shares of Company Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen RSU Award immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share).

d)

Each warrant to purchase shares of Apexigen Common Stock (each, an “Apexigen Warrant”) outstanding immediately prior to the Effective Time will be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, a number of shares of Company Common Stock determined by multiplying the number of shares of Apexigen Common Stock subject to such Apexigen Warrant immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share of such Apexigen Warrant as of immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), with any fractional shares to be dealt with in accordance with the terms of such Apexigen Warrant.

Upon closing of the Merger (the “Closing Date”), Apexigen will become a wholly-owned subsidiary of Pyxis Oncology and Pyxis Oncology’s current stockholders will own approximately 90% of the combined company’s outstanding common stock and Apexigen stockholders will own approximately 10% of the combined company’s outstanding common stock.

Pro Forma Financial Information

The following unaudited pro forma condensed combined financial information is presented to illustrate the effect of the Merger of Pyxis Oncology and Apexigen. The information under the “Unaudited Pro Forma Condensed Combined Balance Sheet” in the table below gives effect to the Merger as if it had taken place on March 31, 2023, the closing date of Pyxis Oncology’s latest period presented and combines the unaudited historical condensed consolidated balance sheet of Pyxis Oncology as of March 31, 2023 with Apexigen’s unaudited historical condensed consolidated balance sheet as of March 31, 2023.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 give effect to the Merger as if it had occurred on January 1, 2022, the first day of Pyxis Oncology’s fiscal year 2022, and combines the historical results of Pyxis Oncology and Apexigen. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 combines the unaudited historical condensed consolidated statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the three months ended March 31, 2023. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2022, combines the audited historical statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the year ended December 31, 2022.

The historical financial statements of Pyxis Oncology and Apexigen have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to the transaction accounting adjustments which are necessary to account for the Merger in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information does not include any adjustments not otherwise described herein. The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

The adjustments presented to the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger. The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in the unaudited pro forma combined financial information as a result of the amount of cash used by Apexigen between the signing of the Merger Agreement and the Closing Date, the timing of the closing of the Merger, and other changes in the amounts or estimated fair value of Apexigen’s assets and liabilities prior to the Closing Date. The combined company believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the transactions based on information available to management at this time and that the unaudited pro forma transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma condensed combined financial information;

●

The audited historical consolidated financial statements of Pyxis Oncology as of and for the year ended December 31, 2022 and 2021 and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on March 22, 2023, incorporated by reference into this proxy statement/prospectus;

●

The unaudited historical condensed consolidated financial statements of Pyxis Oncology as of and for the three months ended March 31, 2023, and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023, incorporated by reference into this proxy statement/prospectus;

●

The audited historical consolidated financial statements of Apexigen as of and for the year ended December 31, 2022 and 2021 and the related notes set forth in the Annual Report on Form 10-K filed with the SEC on February 22, 2023, included elsewhere in this proxy statement/prospectus;

●

The unaudited historical condensed consolidated financial statements of Apexigen as of and for the three months ended March 31, 2023, and the related notes set forth in the Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, included elsewhere in this proxy statement/prospectus; and

●

The disclosures contained in the sections titled “Pyxis Oncology Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference into this proxy statement/prospectus and “Apexigen Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apexigen”, included elsewhere in this proxy statement/prospectus.

PYXIS ONCOLOGY, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of March 31, 2023

(In thousands)

	Historical
	Pyxis Oncology	Apexigen	Transaction Adjustments	Note 4	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$53,059	$12,730	$(655)	(A)(B)	$65,134
Marketable debt securities, short-term	96,290	—	—		96,290
Restricted cash	1,472	—	—		1,472
Prepaid expenses and other current assets	5,361	2,123	—		7,484
Deferred financing costs, current	—	1,776	(1,776)	(C)	—
Total current assets	156,182	16,629	(2,431)		170,380
Property and equipment, net	13,163	—	—		13,163
Operating lease right-of-use assets	13,458	—	—		13,458
Intangible assets, net	—	—	20,218	(D)	20,218
Goodwill	—	—	625	(E)	625
Deferred financing costs, non-current	—	592	(592)	(C)	—
Other assets	—	355	—		355
Total assets	$182,803	$17,576	$17,820		$218,199
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,025	$2,809	$—		$6,834
Accrued expenses and other current liabilities	6,363	5,494	11,917	(F)	23,774
Operating lease liabilities, current portion	1,213	—	—		1,213
Deferred revenue	—	6,150	—		6,150
Total current liabilities	11,601	14,453	11,917		37,971
Operating lease liabilities, net of current portion	19,039	—	—		19,039
Derivative warrant liabilities	—	10	—		10
Total liabilities	30,640	14,463	11,917		57,020
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	37	2	2	(G)	41
Additional paid-in capital	383,108	185,957	(170,812)	(H)	398,253
Accumulated other comprehensive income	696	—	—		696
Accumulated deficit	(231,678)	(182,846)	176,713	(I)	(237,811)
Total stockholders’ equity	152,163	3,113	5,903		161,179
Total liabilities and stockholders’ equity	$182,803	$17,576	$17,820		$218,199

See the accompanying notes to unaudited pro forma condensed combined financial information.

PYXIS ONCOLOGY, INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2023

(in thousands, except share and per share data)

	Historical
	Pyxis Oncology	Apexigen	Transaction Adjustments	Note 4	Pro Forma Combined
Operating expenses:
Research and development	$11,901	$2,937	$—		$14,838
General and administrative	9,053	3,279	—		12,332
Total operating expenses	20,954	6,216	—		27,170
Loss from operations	(20,954)	(6,216)	—		(27,170)
Other income, net:
Interest and investment income	1,673	—	—		1,673
Sublease income	38	—	—		38
Other income, net	—	163	—		163
Total other income, net	1,711	163	—		1,874
Net loss	$(19,243)	$(6,053)	$—		$(25,296)
Net loss per common share - basic and diluted	$(0.54)	$(0.25)	$—		$(0.64)
Weighted average shares of common stock outstanding - basic and diluted	35,351,671	24,156,890	4,275,521	(M)	39,627,192

See the accompanying notes to unaudited pro forma condensed combined financial information.

PYXIS ONCOLOGY, INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2022

(in thousands, except share and per share data)

	Historical
	Pyxis Oncology	Apexigen	Transaction Adjustments	Note 4	Pro Forma Combined
Operating expenses:
Research and development	$86,129	$23,035	$1,579	(J)	$110,743
General and administrative	37,352	9,651	4,553	(K)(L)	51,556
Total operating expenses	123,481	32,686	6,132		162,299
Loss from operations	(123,481)	(32,686)	(6,132)		(162,299)
Other income, net:
Interest income	2,764	—	—		2,764
Other income, net	—	617	—		617
Total other income	2,764	617	—		3,381
Net loss	$(120,717)	$(32,069)	$(6,132)		$(158,918)
Net loss per common share - basic and diluted	$(3.65)	$(1.62)	$—		$(4.26)
Weighted average shares of common stock outstanding - basic and diluted	33,033,081	19,787,212	4,275,521	(M)	37,308,602

See the accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The preceding unaudited pro forma condensed combined financial information has been prepared in accordance with U.S. GAAP and Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 was prepared using the unaudited historical condensed consolidated balance sheets of Pyxis Oncology and Apexigen as of March 31, 2023. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the unaudited pro forma combined statement of operations for the year ended December 31, 2022 were prepared using the historical unaudited condensed consolidated statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the three months ended March 31, 2023 and the historical audited consolidated statements of operations and comprehensive loss of Pyxis Oncology and Apexigen for the year ended December 31, 2022 and give effect to the Merger as if it occurred on January 1, 2022.

The Merger is expected to be accounted for as a business combination using the acquisition method with Pyxis Oncology as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations”. Under the acquisition method of accounting, the purchase consideration will be allocated to Apexigen’s assets acquired and liabilities assumed based upon their estimated fair values at the Closing Date, which is expected to occur in the third quarter of 2023. Any differences between the estimated fair value of the purchase consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded to goodwill.

The process of valuing the assets and liabilities of Apexigen immediately prior to the Merger, as well as evaluating accounting policies for conformity, is preliminary. In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. Because this is a stock transaction, the purchase price fluctuates with changes in Pyxis Oncology’s stock price and the consideration will be fixed on the Closing Date. The actual accounting may vary based on final analyses of the valuation of assets acquired and liabilities assumed, which could be material. Pyxis Oncology will finalize the accounting for the Merger as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year from the Closing Date.

Both Pyxis Oncology’s and Apexigen’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. The unaudited pro forma condensed combined financial information presented is for informational purposes only and not necessarily indicative of the financial position or results of operations that would have been realized if the Merger had been completed on the dates set forth above, nor is it indicative of the future results or financial position of the combined company.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, or operating synergies that the combined company may achieve as a result of the Merger, any restructuring or other costs to integrate the operations of Pyxis Oncology and Apexigen or the costs necessary to achieve any such cost savings, or operating synergies.

Note 2. Preliminary Purchase Price

Pursuant to the Merger Agreement, at the Closing Date, Pyxis Oncology expects to issue to Apexigen stockholders a number of shares of Pyxis Oncology’s common stock representing approximately 10% of the outstanding shares of the common stock of the combined company. The Apexigen Common Stock that is issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.1725 shares of common stock, par value $0.001 per share, of Pyxis Oncology. The estimated preliminary purchase price is calculated based on the fair value of the common stock of the combined company that Apexigen stockholders will own as of the Closing Date. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $15.1 million, which consists of the following (in thousands, except share, per-share information and the exchange ratio):

Amount
Apexigen Common Stock outstanding as of June 5, 2023 (i)	24,785,634
Exchange ratio	0.1725
Estimated equivalent Pyxis Oncology Common Stock to be issued to Apexigen stockholders	4,275,521
Closing price of Pyxis Oncology Common Stock on June 5, 2023 (ii)	$3.19
Estimated Merger Consideration	$13,639
Estimated fair value of replacement Apexigen Options attributable to pre-combination service (iii)	50
Estimated fair value of replacement Apexigen RSUs attributable to pre-combination service (iv)	444
Estimated fair value of Apexigen Warrants (v)	1,011
Preliminary estimated purchase price	$15,144

(i)

The final purchase price will be determined based on the number of shares of Apexigen Common Stock of the combined company that Apexigen stockholders own as of the Closing Date. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares represents 24,785,634 shares of Apexigen Common Stock outstanding as of June 5, 2023, the most recent practicable date before the filing date.

(ii)

The estimated purchase price was based on the closing price of Pyxis Oncology Common Stock as reported on The Nasdaq Global Select Market on June 5, 2023, the most recent practicable date before the filing date. The final purchase price will be based on the number of shares and fair market value of Pyxis Oncology Common Stock outstanding immediately prior to the Closing Date and could result in a purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material.

(iii)

Pursuant to the Merger Agreement, at the closing of the Merger, Pyxis Oncology will replace all outstanding Apexigen Options into Pyxis Oncology stock options, on substantially similar terms and conditions as were applicable under such Apexigen Option, by applying the Exchange Ratio. At the Closing Date, Pyxis Oncology will replace approximately 4,471,403 Apexigen Options with approximately 771,317 Pyxis Oncology stock options. The acquisition date fair value of the Apexigen Options replaced with Pyxis Oncology’s stock options is determined by the Black-Scholes option-pricing model and the acquisition date fair value attributable to the pre-combination services of $50 thousand is included in the estimated purchase price.

Additionally, pursuant to the change-in-control provisions in the employment contracts with certain Apexigen employees, unvested Apexigen Options granted to Apexigen executive officers and certain employees will be vested in full upon closing of the Merger. Accordingly, these Apexigen Options will not require post-combination service and no stock compensation expense has been recorded in the unaudited pro forma condensed combined statement of operations.

(iv)

Pursuant to the Merger Agreement, at the Closing Date, Pyxis Oncology will replace all Apexigen RSU Awards outstanding immediately prior to the Effective Time into Pyxis Oncology restricted stock units, on substantially similar terms and conditions as were applicable under such Apexigen RSU Award, by applying the Exchange Ratio. At the closing of the Merger, Pyxis Oncology will replace approximately 807,639 Apexigen RSU Awards with approximately 139,317 Pyxis Oncology restricted stock units. The acquisition date fair value of the Apexigen RSU Awards replaced with Pyxis Oncology’s restricted stock units was based on the closing price of Pyxis Oncology Common Stock as reported on The Nasdaq Global Select Market on June 5, 2023, the most recent practicable date before the filing date. The acquisition date fair value attributable to the pre-combination services of $0.4 million is included in the estimated purchase price.

Additionally, pursuant to the change-in-control provisions in the employment contracts with certain Apexigen employees, unvested Apexigen RSU Awards granted to Apexigen executive officers and certain employees will be vested in full upon closing of the Merger. Accordingly, these Apexigen RSU Awards will not require post-combination service and no stock compensation expense has been recorded in the unaudited pro forma condensed combined statement of operations.

(v)

Pursuant to the Merger Agreement, at the Closing Date, Pyxis Oncology will assume and convert all Apexigen Warrants outstanding immediately prior to the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Apexigen Warrant, by applying the Exchange Ratio. At the closing of the Merger, Pyxis Oncology will replace approximately 5,692,113 Apexigen Warrants with approximately 981,889 Pyxis Oncology warrants. The acquisition date fair value of the Apexigen Warrants assumed and converted to Pyxis Oncology warrants is $1.0 million, which is included in the estimated purchase price. The fair value of these replaced warrants is determined using the Black-Scholes option-pricing model and the following assumptions:

	Assumptions
Expected term (in years)	4.17	–	5.00
Expected volatility	92.66%	-	96.23%
Risk-free interest rate	3.70%	-	3.84%
Expected dividend yield		0.00%

The actual purchase price may vary based on the number of outstanding shares of Apexigen Common Stock and the number of outstanding Apexigen Options, Apexigen RSU Awards and Apexigen Warrants, as well as Pyxis Oncology’s share price, at the Closing Date as described above, and that difference could be material. As such, the estimated purchase price reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase price will be when the Merger is completed.

Because the estimated purchase price is dependent on the market price of Pyxis Oncology Common Stock, the preliminary estimated purchase price could fluctuate significantly based on changes in the share prices of Pyxis Oncology Common Stock up to the Closing Date. A sensitivity analysis related to the fluctuation in the share price of Pyxis Oncology Common Stock was performed to assess the impact a hypothetical change of 10% on the closing price of Pyxis Oncology Common Stock on June 5, 2023 would have on the estimated purchase price as of the Closing Date. The following table illustrates the effect of changes in the share price of Pyxis Oncology Common Stock and the resulting impact on the estimated total purchase price (in thousands, except for per share price):

	Stock Price	Estimated purchase price
As presented	$3.19	$15,144
10% increase	$3.51	$16,603
10% decrease	$2.87	$13,487

Note 3. Preliminary Purchase Price Allocation

The following table provides an estimated preliminary pro forma purchase price allocation, which is subject to change upon a completed valuation of the assets acquired and liabilities assumed as of the Closing Date. The preliminary purchase price allocation assumes as if the Merger had been completed on March 31, 2023 (in thousands):

Amount
Assets acquired:
Cash and cash equivalents (i)	$12,165
Prepaid expenses and other current assets	2,123
Other assets	355
Total identifiable assets	14,643
Liabilities assumed:
Accounts payable	(2,809)
Accrued liabilities (ii)	(11,373)
Deferred revenue (iii)	(6,150)
Derivative warrant liabilities	(10)
Total identifiable liabilities	(20,342)

In-process research and development (“IPR&D) (iv)	20,218
Goodwill (v)	625
Total preliminary purchase price	$15,144

(i)

On February 26, 2023, Apexigen approved a retention plan in connection with the corporate restructuring in order to retain certain employees required to explore strategic alternatives and maintain operations as it explores those strategic alternatives. These employees were granted cash retention bonuses, which will become payable upon the earliest of the occurrence of (i) certain actions relating to a strategic transaction, (ii) June 30, 2023 and/or September 30, 2023, depending on the employee, and (iii) such employee’s earlier termination, subject to certain exceptions. In connection with the Merger Agreement, these cash retention bonuses became payable, of which $0.2 million was paid by Apexigen post March 31, 2023. The remaining $0.4 million will be paid by Apexigen on or before the Closing Date.

(ii)

The unaudited pro forma condensed combined financial information presented includes liabilities assumed of Apexigen which includes $5.9 million of transaction costs incurred since March 31, 2023 or expected to be incurred by Apexigen, in connection with the Merger, such as advisor fees, legal fees, printer fees, accounting expenses and the cost of Apexigen’s Directors and Officers insurance policy.

(iii)

The unaudited pro forma condensed combined financial information presented reflects the early adoption of Accounting Standards Update (“ASU”) 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under this new standard, deferred revenue acquired in a business combination is measured pursuant to ASC 606, Revenue from Contracts with Customers, rather than at its assumed acquisition date fair value. Pyxis Oncology early adopted the requirements of ASU 2021-08 and is required to apply the amendments prospectively to all business combinations that occurred on or after April 1, 2023. The adoption of the standard will have no retrospective impact to Pyxis Oncology’s or Apexigen’s historical financial statements.

Deferred revenue represents sales-based product royalty payments received under an existing out-licensing agreement for which management determined that the variable consideration was fully constrained as there have been disputes from the counterparty over the obligation to pay Apexigen such royalties under the out-licensing agreement.

(iv)

IPR&D represents the research and development assets of Apexigen which were in-process, but not yet completed, and which Pyxis Oncology has the opportunity to advance. Under ASC 805, acquired IPR&D assets cannot be written off upon acquisition. Instead, acquired IPR&D assets are required to be measured at their acquisition date fair value and considered indefinite-lived intangible assets until the completion or abandonment of the associated research and development efforts. The fair value of acquired IPR&D is estimated based on a market benchmark of prior transactions within the biotech industry with similar size companies having a similar asset profile. The final fair value of the acquired IPR&D could differ significantly from the current estimate.

(v)

Goodwill is calculated as the difference between the preliminary estimate of the fair value of the consideration transferred and the preliminary estimates of the fair value assigned to the assets acquired and liabilities assumed. The fair value estimate for goodwill is preliminary. The final determination of fair value of goodwill remains subject to change.

The assumed accounting for the Merger, including the preliminary purchase price, is based on provisional amounts, and the associated purchase accounting is not final. The preliminary allocation of the purchase price to the acquired assets and liabilities assumed was based upon the preliminary estimate of the fair values. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the transaction and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma condensed combined financial information.

Note 4 – Pro Forma Adjustments

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical audited financial statements of Pyxis Oncology and Apexigen for the year ended December 31, 2022 and the unaudited historical condensed consolidated financial statements of Pyxis Oncology and Apexigen for the three months ended March 31, 2023 which are incorporated by reference or included elsewhere in this proxy statement/prospectus.

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023

The following pro forma adjustments included in the pro forma condensed combined balance sheet assume that the Merger was consummated on March 31, 2023, and are based on preliminary estimates that could change materially as additional information is obtained:

(A)

Reflects a reduction to cash and cash equivalents of $0.1 million to refund remaining Apexigen Employee Stock Purchase Plan (“ESPP”) cash contributions due back to eligible Apexigen employees upon termination of the ESPP at the Closing Date.

(B)

Reflects a reduction to cash and cash equivalents of $0.6 million for cash retention bonuses payable in cash by Apexigen to certain Apexigen employees. See Note 3 (i), “Preliminary Purchase Price Allocation” for further detail.

(C)	Reflects the elimination of deferred financing fees as the amount does not represent an asset for which fair value would be ascribed in purchase accounting.

(D)

Reflects the identifiable intangible assets in the amount of $20.2 million, which represent Apexigen’s in-process development of clinical assets, intellectual properties and its technology, collectively, IPR&D, acquired at the Closing Date. The fair values of the identifiable intangible assets acquired are based on preliminary estimates using assumptions that are believed to be reasonable and based on information that is currently available. See Note 3 (iv), “Preliminary Purchase Price Allocation” for further detail.

(E)

Reflects adjustments to recognize preliminary estimated goodwill of $0.6 million. Goodwill represents the excess of the purchase price of $15.1 million over the preliminary fair value of Apexigen’s underlying net tangible and identifiable intangible assets net of liabilities of $14.5 million. See Note 3 (v), “Preliminary Purchase Price Allocation” for further detail.

(F)	Reflects the preliminary adjustments to accrued expenses and other current liabilities for the following (in thousands):

Amount
Pro forma adjustments:
Estimated Pyxis Oncology transactions costs (i)	$850
Estimated liability for Apexigen transaction costs (ii)	5,879
Estimated severance costs for Apexigen employees (iii)	5,283
Eliminate ESPP liability (iv)	(95)
Net pro forma adjustment to accrued expenses and other current liabilities	$11,917

(i)

Reflects estimated, non-recurring transaction costs of $0.9 million incurred since March 31, 2023 or expected to be incurred by Pyxis Oncology, in connection with the Merger, such as legal fees, printer fees, and accounting expenses. As of March 31, 2023, Pyxis Oncology did not incur transaction costs in connection with the Merger, therefore, no related costs have been included in the historical financial statements.

(ii)

Reflects Apexigen’s estimated, non-recurring transaction costs of $5.9 million incurred since March 31, 2023 or expected to be incurred by Apexigen, in connection with the Merger. See Note 3(ii), “Preliminary Purchase Price Allocation” for further detail.

(iii)

Reflects estimated, non-recurring severance costs of $5.3 million resulting from pre-existing employment agreements of certain Apexigen executive officers and employees. The pre-existing agreements result in the payment of severance and benefits upon multiple triggers, including a change-in-control and termination by the acquirer. As a result, this amount reflects the expected severance expense to be recorded by Pyxis Oncology as a result of probable terminations that will occur in connection with or after completion of the Merger.

(iv)	Reflects the elimination of the liability related to the ESPP, which will terminate in connection with the Merger.

(G)

Reflects the preliminary adjustments to eliminate Apexigen’s historical common stock and record the par value of the estimated Pyxis Oncology Common Stock issued to acquire Apexigen (in thousands): See Note 2, “Preliminary Purchase Price” for further detail.

Amount
Pro forma adjustments:
Eliminate historical Apexigen Common Stock	$(2)
Record par value of estimated shares of Pyxis Oncology Common Stock issued to acquire Apexigen (i)	4

Net pro forma adjustment to common stock	$2

(i)	Reflects issuance of 4,275,521 shares of Pyxis Oncology Common Stock to Apexigen stockholders as purchase price to acquire Apexigen.

(H)	Reflects the preliminary adjustments to additional paid-in capital for the following (in thousands):

Amount
Pro forma adjustments:
Eliminate Apexigen’s historical additional paid-in-capital	$(185,957)
Estimated fair value of replacement Apexigen Options attributable to pre-combination service (i)	50
Estimated fair value of replacement Apexigen RSUs attributable to pre-combination service (ii)	444
Estimated fair value of Apexigen Warrants (iii)	1,011
Record issuance of shares under the ESPP, post March 31, 2023 (iv)	5
Record estimated purchase consideration in excess of the par value of Pyxis Oncology Common Stock issued to acquire Apexigen (v)	13,635
Net pro forma adjustment to additional paid-in capital	$(170,812)

(i)

Reflects $50 thousand of consideration transferred related to the pre-combination service of the replacement stock options granted to Apexigen employees by Pyxis Oncology, including Apexigen Options accelerated under pre-existing employment agreements with certain Apexigen executives. See Note 2(iii), “Preliminary Purchase Price” for further detail.

(ii)

Reflects $0.4 million of consideration transferred related to the pre-combination service of the replacement RSUs granted to Apexigen employees by Pyxis Oncology, including Apexigen RSU Awards accelerated under pre-existing employment agreements with certain Apexigen executives. See Note 2(iv), “Preliminary Purchase Price” for further detail.

(iii)

Reflects $1.0 million of acquisition date fair value of Apexigen Warrants assumed and converted into Pyxis Oncology warrants upon closing of the Merger. See Note 2(v), “Preliminary Purchase Price” for further detail.

(iv)	Reflects issuance of shares under the ESPP to eligible employees, post March 31, 2023 and prior to terminating the existing the ESPP in connection with the Merger.

(v)	Represents the estimated purchase price in excess of the par value of Pyxis Oncology Common Stock issued to acquire Apexigen. See Note 2, “Preliminary Purchase Price” for further detail.

(I)	Reflects the preliminary adjustments to accumulated deficit for the following (in thousands):

Amount
Pro forma adjustments:
Eliminate Apexigen’s accumulated deficit	$182,846
Estimated Pyxis Oncology transaction costs (i)	(850)
Estimated severance costs for Apexigen employees (ii)	(5,283)
Net pro forma adjustment to accumulated deficit	$176,713

(i)	Reflects estimated, non-recurring transaction costs to be incurred by Pyxis Oncology post March 31, 2023, in connection with the Merger. See adjustment (F)(i) above for further detail.

(ii)

Reflects estimated, non-recurring severance costs of $5.3 million for Apexigen employees that will be incurred by Pyxis Oncology, in accordance with employment and related agreements that were executed in advance of the Merger. Refer to adjustment (F)(iii) for further detail.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

The following pro forma adjustments included in the pro forma condensed combined statement of operations assume that the Merger was consummated on January 1, 2022, and are based on preliminary estimates that could change materially as additional information is obtained.

(J)

Reflects estimated, non-recurring severance costs of $1.6 million related to planned termination of Apexigen employees within the research and development function, by Pyxis Oncology post-closing of the Merger, in accordance with employment and related agreements that were executed in advance of the Merger. Refer to adjustment (F)(iii) for further detail.

(K)

Reflects estimated, non-recurring severance costs of $3.7 million related to planned termination of Apexigen employees within the general and administration function, by Pyxis Oncology post-closing of the Merger, in accordance with employment and related agreements that were executed in advance of the Merger. Refer to adjustment (F)(iii) for further detail.

(L)

Reflects estimated, non-recurring transaction costs of $0.9 million incurred since March 31, 2023 or expected to be incurred by Pyxis Oncology, in connection with the Merger, such as legal fees, printer fees, and accounting expenses. Refer to adjustment (F)(i) for further detail.

(M)

The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2022 and the three months ended March 31, 2023. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the Closing Date. For the year ended December 31, 2022 and the three months ended March 31, 2023, the pro forma weighted average shares outstanding has been calculated as follows:

	Three Months Ended March 31, 2023	Year Ended December 31, 2022
Pyxis Oncology’s weighted average shares outstanding	35,351,671	33,033,081
Estimated shares of Pyxis Oncology Common Stock to be issued to Apexigen stockholders upon closing of the Merger	4,275,521	4,275,521
Pro forma combined weighted average number of shares of common stock outstanding —basic and diluted	39,627,192	37,308,602

Note 5 – Income Taxes

Both Pyxis Oncology and Apexigen have a history of generating net operating losses and maintain a full valuation allowance against their net deferred tax assets. As a result, both entities have not previously reflected an income tax benefit or expense within the financial statement period presented. Management has not identified any changes to the income tax positions due to the Merger that would result in an incremental tax expense or benefit. Accordingly, no tax-related adjustments have been reflected for the pro forma adjustments.

Additionally, Pyxis Oncology has considered the impact of the business combination fair value and other pro forma adjustments that impact current and deferred taxes, and due to the significant valuation allowances, no adjustments to current or deferred taxes are needed (but will have certain presentational adjustments in the deferred tax component section of footnotes). As such, post-closing of the Merger there will be a full valuation allowance against deferred tax assets resulting in no overall impact on deferred taxes.

LEGAL MATTERS

The validity of the shares of Pyxis Oncology common stock issuable pursuant to the Merger will be passed upon for Pyxis Oncology by Sidley Austin LLP.

EXPERTS

Pyxis Oncology

The consolidated financial statements of Pyxis Oncology, Inc. appearing in Pyxis Oncology, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Apexigen

The consolidated financial statements of Apexigen, Inc. as of December 31, 2022 and 2021, and for the years then ended, included in this proxy statement/prospectus, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty and an emphasis of a matter paragraph relating to the reverse recapitalization). Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

HOUSEHOLDING

The SEC’s rules permit companies to deliver a single set of proxy materials to one address shared by two or more of its stockholders. This delivery method is referred to as “householding” and can result in significant cost savings. To take advantage of this opportunity, Apexigen will deliver only one set of proxy materials to multiple stockholders who share an address, unless Apexigen has received contrary instructions from the impacted stockholders prior to the mailing date. Apexigen agrees to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any stockholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Apexigen, Inc. You may direct your written request to Apexigen, Inc., Investor Relations, 900 Industrial Road, Suite C, San Carlos, CA 94070 at (650) 931-6236 or by email at ir@apexigen.com.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Apexigen at the address listed above.

Beneficial owners can request information about householding from their banks, brokers, or other holders of record.

FUTURE STOCKHOLDER PROPOSALS

Pyxis Oncology

Pyxis Oncology held its last regular annual meeting of stockholders on June 13, 2023, and plans to hold its next annual meeting regardless of whether the Merger has been completed. Pursuant to Rule 14a-8 under the Exchange Act, in order to be included in Pyxis Oncology’s proxy statement and form of proxy for its 2024 annual meeting of stockholders, stockholder proposals must be received at its principal executive offices, c/o Corporate Secretary, Pyxis Oncology, Inc., 321 Harrison Avenue, Boston, Massachusetts 02118, no later than December 30, 2023, and must comply with the requirements established by the SEC. Pursuant to Pyxis Oncology’s amended and restated bylaws, a stockholder proposal of business submitted outside of the process established in Rule 14a-8 and nominations of directors must be received no earlier than February 14, 2024 and no later than March 15, 2024 and must otherwise comply with the requirements set forth in Pyxis Oncology’s amended and restated bylaws.

In addition to satisfying the foregoing requirements under Pyxis Oncology’s amended and restated bylaws with respect to director nominations and notice required, to comply with the universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than management’s nominees must provide an additional notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 14, 2024.

Apexigen

If the Merger is completed, Apexigen will not hold an annual meeting of its stockholders in 2023. Apexigen stockholders will be entitled to participate, as stockholders of Pyxis Oncology, in the Pyxis Oncology 2024 annual meeting of stockholders.

If the Apexigen merger proposal is not adopted by the requisite vote of the Apexigen stockholders or if the transactions contemplated under the Merger Agreement are not completed for any other reason, Apexigen will hold an annual meeting of its stockholders in 2023. In such case, any stockholder who intends to present a proposal at such annual meeting of stockholders must ensure that the proposal is received by the secretary at Apexigen, 900 Industrial Road, Suite C, San Carlos, CA 94070, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made.

WHERE YOU CAN FIND MORE INFORMATION

Pyxis Oncology and Apexigen each file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. In addition, Pyxis Oncology’s website is located at www.pyxisoncology.com and Apexigen’s website is located at www.apexigen.com. Through links on the “Investors” portions of Pyxis Oncology’s and Apexigen’s respective websites, each makes available free of charge its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, any amendments to those reports and other information filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. Such material is made available through Pyxis Oncology’s and Apexigen’s respective websites as soon as reasonably practicable after Pyxis Oncology and Apexigen, as applicable, electronically files the information with, or furnishes it to, the SEC. The information contained on, or that can be accessed through, Pyxis Oncology’s and Apexigen’s respective websites does not constitute part of this proxy statement/prospectus, except for Pyxis Oncology’s reports filed with the SEC that are specifically incorporated herein by reference. See the section entitled “Incorporation of Certain Information by Reference” for more information. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Pyxis Oncology and Apexigen, that file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Pyxis Oncology has filed with the SEC a registration statement on Form S-4 under the Securities Act. The SEC allows Pyxis Oncology to “incorporate by reference” information into this proxy statement/prospectus, which means that Pyxis Oncology can disclose important information about Pyxis Oncology and the Merger by referring you to another document filed separately by Pyxis Oncology with the SEC. The information incorporated by reference herein is considered to be a part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents and reports listed below (other than, in each case, the portions that are deemed to have been furnished and not filed in accordance with SEC rules):

●	Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed with the SEC on March 22, 2023 and amended on May 10, 2023);

●	Pyxis Oncology’s Quarterly Report on Form 10-Q for the period ended March 31, 2023 (filed with the SEC on May 11, 2023);

●	Pyxis Oncology’s Definitive Proxy Statement for its 2023 Annual Meeting filed with the SEC on April 28, 2023;

●

The description of Pyxis Oncology’s common stock contained in its Registration Statement on Form 8-A, filed with the SEC on October 5, 2021, and any other amendment or report filed for the purpose of updating such description; and

●	Pyxis Oncology’s Current Reports on Form 8-K filed with the SEC on March 22, 2023, March 28, 2023, May 24, 2023 (at 06:59:40) and June 13, 2023.

Pyxis Oncology also incorporates by reference the information contained in all other documents it files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than the portions that are deemed to have been furnished and not filed in accordance with SEC rules, unless otherwise indicated therein) on or after the date of the registration statement of which this proxy statement/prospectus forms a part and prior to effectiveness of such registration statement, as well as subsequent to the effectiveness of such registration statement and prior to the termination of the issuance of shares of Pyxis Oncology common stock under this proxy statement/prospectus. The information contained in any such document will be considered part of this proxy statement/prospectus from the date the document is filed with the SEC. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document Pyxis Oncology previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Pyxis Oncology will provide to each person, including any beneficial owner, to whom a proxy statement/prospectus (or a notice of registration in lieu thereof) is delivered a copy of any or all of the documents incorporated by reference into this proxy statement/prospectus (including any exhibits that are specifically incorporated by reference in those documents) at no cost. Any such request can be made by writing or telephoning us at the following address and telephone number:

Pyxis Oncology, Inc.

321 Harrison Avenue

Boston, Massachusetts, 02218

(617) 221-9059

If you would like to request any documents, please do so by August 15, 2023 in order to receive them before the Apexigen special meeting. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including Pyxis Oncology, that file electronically with the SEC. The address of that site is www.sec.gov.

APEXIGEN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,730	$14,802
Short-term investments	-	1,997
Prepaid expenses and other current assets	2,123	2,618
Deferred financing costs, current	1,776	1,776
Total current assets	16,629	21,193
Property and equipment, net	-	150
Right-of-use assets	-	100
Deferred financing costs, non-current	592	1,036
Other assets	355	376
Total assets	$17,576	$22,855
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,809	$5,343
Accrued liabilities	5,494	5,359
Deferred revenue	6,150	5,659
Lease liabilities, current portion	-	106
Total current liabilities	14,453	16,467
Derivative warrant liabilities	10	11
Total liabilities	14,463	16,478
Commitment and contingencies (Note 9)
Stockholders’ equity:
Common stock, $0.0001 par value; 1,000,000,000 shares authorized as of March 31, 2023 (unaudited) and December 31, 2022; 24,652,546 and 22,646,015 shares issued and outstanding as of March 31, 2023 (unaudited) and December 31, 2022, respectively	2	2
Additional paid-in capital	185,957	183,168
Accumulated deficit	(182,846)	(176,793)
Total stockholders’ equity	3,113	6,377
Total liabilities and stockholders’ equity	$17,576	$22,855

See accompanying notes to unaudited condensed consolidated financial statements.

APEXIGEN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Operating expenses:
Research and development	$2,937	$7,108
General and administrative	3,279	1,986
Total operating expenses	6,216	9,094
Loss from operations	(6,216)	(9,094)
Other income, net	163	52
Net loss	$(6,053)	$(9,042)
Net loss per share	$(0.25)	$(0.50)
Weighted-average common shares used to compute net loss per share, basic and diluted	24,156,890	18,084,751
Comprehensive Loss:
Net loss	$(6,053)	$(9,042)
Other comprehensive loss
Unrealized gain on marketable securities	-	2
Comprehensive loss	$(6,053)	$(9,040)

See accompanying notes to unaudited condensed consolidated financial statements.

APEXIGEN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

(Unaudited)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amounts	Capital	Deficit	Income (Loss)	Equity (Deficit)
Balance at January 1, 2023	22,646,015	$2	$183,168	$(176,793)	$-	$6,377
Private offering, net of transaction costs of $659	1,995,708	-	2,132	-	-	2,132
Vesting of restricted stock units	10,823	-	170	-	-	170
Stock-based compensation	-	-	487	-	-	487
Net loss	-	-	-	(6,053)	-	(6,053)
Other comprehensive loss	-	-	-	-	-	-
Balance at March 31, 2023	24,652,546	$2	$185,957	$(182,846)	$-	$3,113

See accompanying notes to unaudited condensed consolidated financial statements.

	Three Months Ended March 31, 2022
	Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ Equity
	Shares	Amounts	Shares	Amounts	Capital	Deficit	Loss	(Deficit)
Balance at January 1, 2022, as previously reported	145,130,628	$158,707	31,070,665	$31	$7,991	$(144,724)	$(4)	$(136,706)
Retroactive application of recapitalization	(145,130,628)	(158,707)	(13,019,073)	(29)	158,736	-	-	158,707
Balance at January 1, 2022, as adjusted	-	-	18,051,592	2	166,727	(144,724)	(4)	22,001
Exercise of stock options	-	-	33,276	-	50	-	-	50
Stock-based compensation	-	-	-	-	421	-	-	421
Net loss	-	-	-	-	-	(9,042)	-	(9,042)
Other comprehensive loss	-	-	-	-	-	-	2	2
Balance at March 31, 2022	-	$-	18,084,868	$2	$167,198	$(153,766)	$(2)	$13,432

See accompanying notes to unaudited condensed consolidated financial statements.

APEXIGEN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,053)	$(9,042)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	17	28
Stock-based compensation	486	421
Expense from restricted stock units	170	-
Accretion of discount and amortization of premiums on marketable securities	(3)	18
Amortization of deferred financing costs	444	-
Change in fair value of derivative warrant liabilities	(1)	-
Non-cash lease expense	100	100
Gain on disposals	(16)	-
Changes in current assets and liabilities:
Prepaid expenses and other current assets	495	(18)
Other assets	20	(100)
Accounts payable	(2,798)	(402)
Accrued expenses	(8)	251
Deferred revenue	491	507
Lease liabilities	(106)	(103)
Net cash used in operating activities	(6,762)	(8,340)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	-	(43)
Sales of property and equipment	150	-
Purchases of marketable securities	-	(8,937)
Sales of marketable securities	2,000	11,500
Net cash provided by investing activities	2,150	2,520
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private offering	2,791	-
Payments of transaction costs	(251)	(122)
Proceeds from exercise of stock options	-	50
Net cash provided by (used in) financing activities	2,540	(72)
Net decrease in cash and cash equivalents	(2,072)	(5,892)
Cash and cash equivalents, beginning of period	14,802	23,443
Cash and cash equivalents, end of period	$12,730	$17,551
Supplemental disclosure of non-cash investing and financing activities:
Transaction costs in accounts payable and accrued liabilities at period end	$408	$1,204

See accompanying notes to unaudited condensed consolidated financial statements.

APEXIGEN, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of the Business

Description of Business

Apexigen, Inc. (“Apexigen” or "we") is a clinical-stage biopharmaceutical company focused on discovering and developing antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents designed to harness the patient’s immune system to combat and eradicate cancer. Our lead product candidates are sotigalimab (“sotiga” or “APX005M”), which is a CD40 agonist antibody, and APX601, which is a TNFR2 antagonist antibody. We also have out-license arrangements for a number of programs. Since inception, we have devoted substantially all of our resources to performing research, development, and manufacturing activities in support of our product candidates. In October 2019, the first of our out-licensed product candidates was approved for commercial product sale. Apexigen is headquartered in San Carlos, California.

In March 2022, Brookline Capital Acquisition Corp. (“BCAC”) and Apexigen America, Inc., which was then known as Apexigen, Inc. (“Legacy Apexigen”), entered into a business combination agreement (“Business Combination Agreement”) pursuant to which BCAC and Legacy Apexigen agreed to combine, with Legacy Apexigen’s equityholders owning a majority of the equity in the combined public company. The transactions contemplated under the Business Combination Agreement (the “Business Combination”) closed in July 2022. At that time, a subsidiary of BCAC merged with and into Legacy Apexigen with Legacy Apexigen surviving the business combination as a wholly owned subsidiary of BCAC. Additionally, BCAC changed its name to Apexigen, Inc. and Legacy Apexigen changed its name to Apexigen America, Inc.

Legacy Apexigen was incorporated in Delaware in 2010, the year Legacy Apexigen was spun-out of Epitomics, Inc. (“Epitomics”), which was a California-based biotechnology company that was acquired by Abcam plc in 2012. Legacy Apexigen was spun-out of Epitomics to focus on the discovery, development, and commercialization of humanized monoclonal antibody therapeutics.

Liquidity and Capital Resources

On February 27, 2023, we announced that we were implementing a corporate restructuring to extend our cash runway as we review and explore strategic alternatives. As part of the restructuring, which was approved by our board of directors on February 23, 2023, we announced plans to reduce the size of our workforce by 55%, impacting up to 11 of our 20 employee positions. We eliminated eight employee positions as of March 31, 2023 and do not expect to eliminate any additional positions in the second or third quarter of 2023. As a result of the restructuring, we incurred severance costs of $0.3 million during the three months ended March 31, 2023.

As of March 31, 2023, we had approximately $12.7 million of cash and cash equivalents, and expect to fund our operations into the fourth quarter of 2023 based on current operations assuming no additional proceeds from our equity line agreement with Lincoln Park Capital Fund, LLC ("Lincoln Park") or any other potential financing or business development transactions. We have incurred substantial losses and negative cash flows from operations since inception and had an accumulated deficit of $182.8 million as of March 31, 2023. Since inception through March 31, 2023, we have funded operations primarily through the issuance of equity, proceeds from collaborative research and development agreements, and borrowings under a debt arrangement. Due to our significant research, development, and manufacturing expenditures, we have generated operating losses in all periods presented. We expect to incur substantial additional losses in the future as we advance and expand our research and development activities and prepare to pursue the potential regulatory approval and commercialization of our product candidates. Based on our research and development activities and plans, there is uncertainty regarding our ability to maintain liquidity sufficient to operate the business effectively, which raises substantial doubt as to our ability to continue as a going concern.

We may seek additional funds through the sale and issuance of shares of our common stock in private or public offerings, other equity or debt financings, collaborations, or partnerships with third parties, or other transactions to monetize assets, including our right to receive milestone payments and royalties under our out-license arrangements. We cannot assure that we will succeed in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our clinical trials or preclinical studies or research and development programs. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our current and planned research, development, and manufacturing activities.

To the extent that we raise additional capital through strategic alliances, licensing arrangements or other monetization transactions with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of the then-existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting the ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"), and in our opinion, include all adjustments of a normal recurring nature necessary for fair financial statement presentation. Interim results are not necessarily indicative of the results to be expected for the full year ending December 31, 2023. We have made estimates and assumptions that affect the amounts reported and disclosed in the unaudited interim consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

As a result of the merger in 2022, we have retrospectively applied the effect of our 1:0.102448 reverse stock split to all shares outstanding, earnings per share, and equity plan amounts for all periods presented.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of Apexigen and its wholly owned subsidiary. All significant inter-company transactions and balances have been eliminated in consolidation.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934 (the "Exchange Act")) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our consolidated financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts expensed during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to accruals for research and development costs, stock-based compensation, uncertain tax positions and fair values of common stock. We adjust such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Segment Reporting

We have one operating segment, which is the business of researching, developing and commercializing antibody therapeutics for oncology. Our chief operating decision maker, our Chief Executive Officer, manages our operations on an aggregated basis for the purposes of allocating resources and evaluating financial performance.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market funds. The carrying amount of cash equivalents approximates their fair value.

Short-Term Investments

Short-term investments consist of U.S. treasury securities with original maturities of greater than three months from the date of purchase but less than one year from the balance sheet date. Such investments are considered available-for-sale and reported at fair value with unrealized gains and losses included as a component of stockholders’ equity. The amortized cost of the securities is adjusted for amortization of premiums and accretion of discounts to maturity, which is included as other income, net in the consolidated statements of operations and comprehensive loss. Realized gains and losses and declines in fair value determined to be other-than-temporary, if any, on investments are included in other income, net. We determine the cost of securities sold using the specific identification method.

Fair Value Measurements

We apply fair value accounting to all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The carrying amount of our financial assets and liabilities, including accounts payable and accrued expenses, approximate their fair values due to their short-term maturities.

Concentrations of Credit and Other Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents on deposit with financial institutions, the balance of which frequently exceed federally insured limits. On March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed Federal Deposit Insurance Corporation as receiver. If any of the financial institutions with whom we do business were to be placed into receivership, we may be unable to access to the cash we have on deposit with such institutions. If we are unable to access our cash and cash equivalents as needed, our financial position and ability to operate our business could be adversely affected. We limit our credit risk associated with cash and cash equivalents by placing them with financial institutions we believe are of high quality. We have not experienced any losses on our deposits of cash. As of March 31, 2023, we had no off-balance sheet concentrations of credit risk.

We are subject to a number of risks similar to other early-stage biopharmaceutical companies, including the need to obtain adequate additional funding, possible failure of clinical trials, the need to obtain marketing approval for our product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of our products, and protection of proprietary technology. If we do not successfully develop, obtain regulatory approval for, commercialize or partner our product candidates, we will be unable to generate revenue from product sales or achieve profitability.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The estimated useful life of laboratory equipment, furniture and fixtures, office equipment, and software ranges from two to five years. We expense maintenance, repair and calibration costs as incurred.

Impairment of Long-Lived Assets

Our long-lived assets are comprised principally of our property and equipment and right-of-use lease assets. We periodically evaluate our long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets or group of assets may not be fully recoverable. We deem a long-lived asset impaired when the undiscounted future cash flows expected to be generated by the asset or group of assets is less than the carrying amount of the assets. If there is an impairment, we would reduce the carrying amount of the assets through an impairment charge, to their estimated fair values based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We recorded no impairment of long-lived assets during the three months ended March 31, 2023 and 2022.

Deferred Financing Costs

Deferred financing costs consist of direct costs and commitment fees directly attributable to the commencement of the equity line agreement with Lincoln Park upon the closing of the merger in July 2022. We capitalize deferred financing costs and amortize these costs over the 24 months of the equity line agreement. As of March 31, 2023, deferred financing costs totaled $2.4 million. Amortization expense for deferred financing costs was $0.4 million for the three months ended March 31, 2023.

Revenue Recognition

Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, we recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consolidated balance sheets to which we expect to be entitled in exchange for those goods or services. We have not commenced sales of our drug candidates and did not have a product approved for marketing as of March 31, 2023.

We may also earn contingent fees, including milestone payments based on counterparty performance and royalties on sales, from collaborations and other out-license arrangements. We will recognize milestone payments as revenue once the underlying events are probable of being met and there is not a significant risk of reversal. We will recognize sales-based royalties as revenue when the underlying sales occur. In October 2019, Novartis’ Beovu® product, which is covered by one of our out-license agreements, was approved for commercial product sale. Under this agreement, Novartis is obligated to pay us a very low single-digit royalty on net sales of the Beovu product. However, Novartis has disputed its obligation to pay us royalties on Beovu sales under this agreement. As a result, we have determined that any sales-based Beovu product royalty revenue that we may earn under this agreement is currently fully constrained. We have recorded the royalty proceeds as deferred revenue in the consolidated balance sheets. As of March 31, 2023 and December 31, 2022, deferred revenue totaled $6.2 million and $5.7 million, respectively.

Lease

We determine if an arrangement is a lease at inception and if so, we determine whether the lease qualifies as an operating or a finance lease. We previously leased our principal facility under a non-cancelable operating lease agreement with a lease term ended in March 2023. We currently lease our facility under a six-month short term lease that commenced in March 2023. We recognize the monthly rent of $2,000 as rent expense and include it in operating expenses in the consolidated statements of operations and comprehensive income. As of March 31, 2023 and December 31, 2022, the right-of-use assets were zero and $0.1 million, respectively, and lease liabilities were zero and $0.1 million, respectively. Rent expense was $0.1 million for the three months ended March 31, 2023 and 2022, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses are primarily for the development of sotiga, our lead product candidate, as well as APX601 and other preclinical product candidates. Research and development costs consist primarily of external costs related to clinical development, contract manufacturing, preclinical development and discovery as well as personnel costs and allocated overhead, such as rent, equipment, depreciation, and utilities. Personnel costs consist of salaries, employee benefits and stock-based compensation.

We estimate external research and development expenses based on the services performed, pursuant to contracts with commercial and academic institutions that conduct and manage research and development services on our behalf. We record the costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in accrued liabilities in the consolidated balance sheets. These costs are a component of our research and development expenses. We accrue these costs based on factors such as the number of patient visits, the number of active patients, the number of patients enrolled, estimates of the work completed and other measures in accordance with agreements established with our third-party service providers under the service agreements. As actual costs become known, we adjust our accrued liabilities. We have not experienced any significant differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from our estimates, resulting in adjustments to expense in future periods. Changes in these estimates that result in significant changes to our accruals could significantly affect our results of operations.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are capitalized and then expensed as the related goods are delivered or the services are performed. We evaluate such payments for current or long-term classification based on when they will be realized.

Transaction Costs

Transaction costs consist of direct legal, accounting, filing and other fees and costs directly attributable to our exploration of strategic alternatives. We expense transaction costs in the period in which the costs are incurred and the services are received. Transaction costs were $0.2 million for the three months ended March 31, 2023 and they were included as general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

Common Stock Warrant

We record at fair value freestanding puttable or redeemable warrants, or warrants which are not considered to be indexed to our stock and include this amount in accrued expenses on our consolidated balance sheets as of December 31, 2021. On the closing date of the merger in July 2022, the preferred stock warrant that was outstanding immediately before closing became a common stock warrant. We adjusted the carrying value of such warrant to its estimated fair value at the closing date of the merger based upon the value of our common stock warrant and reclassified estimated fair value at the closing date of the merger from accrued expenses to additional paid-in capital on the closing date of the merger. This common stock warrant of 4,321 shares is outstanding as of March 31, 2023.

Public Warrants

The public warrants, issued in connection with the BCAC's initial public offering prior to the merger and the private offering transactions completed in July 2022 and January 2023, are classified as equity (see Note 7).

Derivative Warrant Liabilities

We account for the private placement warrants (see Note 7) issued in connection with the initial public offering as derivative warrant liabilities in accordance with FASB ASC Topic 815, “Derivative and Hedging”. Accordingly, we recognize the private placement warrants as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized and included as other income, net in the condensed consolidated statements of operations and comprehensive loss. We measured the fair value of the private placement warrants using a Black-Scholes option-pricing model. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. As of March 31, 2023 and December 31, 2022, deferred warrant liabilities were approximately $10,000 and $11,000, respectively. Change in fair value of derivative warrant liabilities was not significant for the three months ended March 31, 2023.

Stock-Based Compensation

We measure all equity awards granted to employees and non-employees based on the estimated grant date fair value. For awards subject to service-based vesting conditions, we recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the vesting term. For awards subject to performance-based vesting conditions, we recognize stock-based compensation expense using the accelerated attribution method when it is probable that the performance condition will be achieved. We recognize forfeitures as they occur.

We use the Black-Scholes option-pricing model to estimate the fair value of equity awards and recognize expense using the straight-line attribution approach. The Black-Scholes option-pricing model requires assumptions to be made related to the expected term of the awards, expected stock priced volatility, risk-free rate for a period that approximates the expected term of the awards and the expected dividend yield.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates applied to taxable income in the years in which we expect to realize those temporary differences. We recognize the effect on deferred tax assets and liabilities of a change in tax rates as income or loss in the period that includes the enactment date. We establish a valuation allowance, when necessary, to reduce deferred tax assets to the amount we expect to realize. We recognize the financial statement effects of uncertain tax positions when it is more-likely-than-not, based on the technical merits of the position, that it will be sustained upon examination. We include interest and penalties related to unrecognized tax benefits within the provision of income tax. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Comprehensive Loss

Comprehensive loss includes net loss and certain changes in stockholders’ equity that are excluded from net loss, primarily unrealized gains or losses on our marketable securities.

Net Loss per Share

We calculate basic net loss per share by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share for each period presented, since the effects of potentially dilutive securities are antidilutive given our net loss.

Major Vendor

We had a major vendor that accounted for approximately 15.0% and 42.1% of the research and development expenses for the three months ended March 31, 2023 and 2022, respectively. The same vendor also accounted for approximately 11.5% and 24.8% of the total accounts payable and accrued liabilities as of March 31, 2023 and December 31, 2022, respectively. Moreover, there is another vendor that accounted for approximately 43.3% and 33.6% of the total accounts payable and accrued liabilities as of March 31, 2023 and December 31, 2022, respectively, but we did not incur any expenses with this vendor during the three months ended March 31, 2023 and 2022.

We had additional two vendors that accounted for approximately 12.8% and 10.1% of the general and administrative expenses for the three months ended March 31, 2023, respectively. The same vendors did not account for a major portion of accounts payable and accrued liabilities as of March 31, 2023.

3. Merger

Under the Business Combination Agreement, Legacy Apexigen was valued at $205.0 million on a fully diluted basis, net of exercise proceeds for Legacy Apexigen’s pre-closing stock options. On July 29, 2022, Legacy Apexigen and BCAC consummated the Business Combination or merger, contemplated by the Business Combination Agreement, with Legacy Apexigen surviving the merger as a wholly-owned subsidiary of BCAC. Also at closing, BCAC changed its name to Apexigen, Inc. and Legacy Apexigen changed its name to Apexigen America, Inc.

Upon the closing of the merger, we amended and restated our certificate of incorporation to, among other things, increase the total number of authorized shares of capital stock to 1,020,000,000 shares, of which 1,000,000,000 shares were designated common stock, $0.0001 par value per share, and of which 20,000,000 shares were designated preferred stock, $0.0001 par value per share.

Immediately prior to the closing of the merger, each issued and outstanding share of Legacy Apexigen’s convertible preferred stock, was converted into shares of common stock based on a one-to-one ratio (see Note 7). The merger is accounted for with a retrospective application that results in 145,130,628 shares of convertible preferred stock converting into the same number of shares of Legacy Apexigen's common stock.

Upon the consummation of the merger, each share of Legacy Apexigen common stock issued and outstanding was canceled and converted into the right to receive 0.102448 shares (the “Exchange Ratio”) of BCAC's common stock (the “Per Share Merger Consideration”).

Outstanding stock options, whether vested or unvested, to purchase shares of Legacy Apexigen's common stock granted under the 2010 and 2020 Plan (“Legacy Options”) (see Note 8) converted into stock options for shares of our common stock upon the same terms and conditions that were in effect with respect to such stock options immediately prior to the merger, after giving effect to the Exchange Ratio.

Outstanding warrants to purchase shares of common stock remained outstanding after the closing of the merger. The warrants became exercisable 30 days after the completion of the merger, subject to other conditions, including with respect to the effectiveness of a registration statement covering the shares of common stock underlying such warrants, and will expire five years after the completion of the merger or earlier upon redemption or liquidation (see Note 2 and Note 7).

In connection with the merger, certain stockholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 4,618,607 shares of common stock for gross redemption payments of $47.2 million. In addition, a number of investors purchased an aggregate of 1,452,000 shares of common stock (the “PIPE Shares”), for a purchase price of $10.00 per share, as applicable, for an aggregate purchase price of $14.5 million pursuant to separate subscription agreements. The PIPE transaction closed simultaneously with the consummation of the merger. In connection with the Business Combination, we incurred direct and incremental costs of approximately $9.2 million related to the equity issuance, consisting primarily of investment banking, legal, accounting, and other professional fees, which we recorded to additional paid-in capital as a reduction of proceeds.

The merger is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, BCAC was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger was treated as the equivalent of Legacy Apexigen issuing stock for the net assets of BCAC, accompanied by a recapitalization. The net assets of BCAC are stated at historical cost, with no goodwill or intangible assets recorded.

Prior to the merger, Legacy Apexigen and BCAC filed separate standalone federal, state, and local income tax returns. As a result of the merger, we will file a consolidated income tax return. Although, for legal purposes, BCAC acquired Legacy Apexigen, and the merger represents a reverse acquisition for federal income tax purposes. BCAC will be the parent of the consolidated group with Legacy Apexigen as a subsidiary, but in the year of the closing of the merger, Legacy Apexigen will file a full-year tax return with BCAC joining in the return the day after the closing date of the merger.

Upon closing of the merger, we received gross proceeds of $19.0 million from the merger and PIPE financing, offset by transaction costs of $9.2 million recorded in 2022 and BCAC's Extension and Working Capital Notes repayment of $0.9 million. The following table reconciles the elements of the merger to the consolidated statements of cash flows and the consolidated statement of changes in stockholders’ equity (in thousands):

Cash - BCAC's trust (net of redemption)	$4,435
Cash - Private offering	14,520
Less: BCAC's Extension and Working Capital Notes repayment in 2022	(861)
Proceeds from merger and private offering for the year ended December 31, 2022	18,094
Less: transaction costs paid in 2022	(9,221)
Net proceeds from merger and private offering for the year ended December 31, 2022	8,873
Less: transaction costs paid in 2021	(11)
Plus: net assets of BCAC	(394)
Merger and private offering for the year ended December 31, 2022	$8,468

The number of shares of common stock issued immediately following the consummation of the merger was:

Common stock, outstanding prior to merger	5,061,592
Less: redemption of BCAC shares	(4,618,607)
Common stock of BCAC	442,985
BCAC Sponsor shares	1,190,979
BCAC Representative shares	57,500
Shares issued in private offering	1,452,000
Business combination and private offering shares	3,143,464
Legacy Apexigen shares	18,147,032
Total shares of common stock immediately after merger	21,290,496
Exercise of Legacy Apexigen common stock warrant	4,539
Shares issued to Lincoln Park (Note 6)	150,000
Total shares of common stock on July 29, 2022	21,445,035

The number of Legacy Apexigen's shares was determined as follows:

	Legacy Apexigen Shares	Legacy Apexigen Shares, effected for Exchange Ratio
Balance as of December 31, 2020	30,521,693	3,126,980
Recapitalization applied to Convertible Preferred Stock outstanding at December 31, 2020	145,130,628	14,868,374
Exercise of common stock options - 2021	548,972	56,238
Exercise of common stock options - 2022 (pre-Closing)	702,074	71,922
Exercise of common stock restricted awards - 2022 (pre-Closing)	229,556	23,518
Total Legacy Apexigen shares as of July 29, 2022	177,132,923	18,147,032

4. Fair Value Measurement

We record financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. We categorize assets and liabilities recorded at fair value in the consolidated financial statements based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of March 31, 2023, our cash equivalents consisted of money market funds with less than a three-month maturity. Our short-term investments was zero as of March 31, 2023. Money market funds are classified as Level 1 because they are valued using quoted market prices. As of December 31, 2022, we had short-term investments consisted of U.S. treasury securities and they are classified as Level 1 because they are valued using quoted market prices.

In certain cases where there is limited activity or less transparency around the inputs to valuation, we classify securities as Level 3. Level 3 liabilities consist of derivative warrant liabilities.

The following tables set forth the financial instruments that we measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	March 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$9,549	$-	$-	$9,549
Total	$9,549	$-	$-	$9,549
Financial liability:
Derivative warrant liabilities	$-	$-	$10	$10
Total	$-	$-	$10	$10

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$14,671	$-	$-	$14,671
U.S. treasury securities	1,997	-	-	1,997
Total	$16,668	$-	$-	$16,668
Financial liability:
Preferred stock warrant liability	$-	$-	$11	$11
Total	$-	$-	$11	$11

The derivative warrant liabilities had a fair value of $10,000 and $11,000 as of March 31, 2023 and December 31, 2022, respectively. We estimate the fair value of the derivative warrant liabilities using a Black-Scholes option-pricing model, which assumptions are related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. We estimate the volatility of our common stock warrants based on historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which we anticipate remaining at zero.

The following tables summarize the estimated fair value of our marketable securities and the gross unrealized holding gains and losses (in thousands):

	March 31, 2023
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$3,181	$-	$-	$3,181
Money market funds	9,549	-	-	9,549
Total cash and cash equivalents	$12,730	$-	$-	$12,730

	December 31, 2022
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$131	$-	$-	$131
Money market funds	14,671	-	-	14,671
Total cash and cash equivalents	$14,802	$-	$-	$14,802
Marketable securities:
U.S. treasury securities	$1,997	$-	$-	$1,997
Total marketable securities	$1,997	$-	$-	$1,997

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	March 31, 2023	December 31, 2022
Prepaid clinical development expenses	$1,091	$1,128
Prepaid insurance expenses	606	970
Other prepaid expenses and current assets	426	520
Total prepaid expenses and other current assets	$2,123	$2,618

Property and Equipment, Net

We moved to a new office in March 2023 and do not use any significant property and equipment as of March 31, 2023. Laboratory equipment was sold for $150,000 and remaining property and equipment were disposed during the three months ended March 31, 2023. Gain on disposals was approximately $16,000 for the three months ended March 31, 2023. Property and equipment, net consists of the following (in thousands):

	March 31, 2023	December 31, 2022
Laboratory equipment	$-	$909
Furniture and fixtures	-	28
Office equipment	-	25
Software	-	12
Total property and equipment	-	974
Less: accumulated depreciation	-	(824)
Total property and equipment, net	$-	$150

Depreciation expense for property and equipment was $17,000 and $28,000 for the three months ended March 31, 2023 and 2022, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	March 31, 2023	December 31, 2022
Accrued clinical trial and manufacturing costs	$4,201	$4,340
Accrued personnel costs	494	497
Other accrued liabilities	799	522
Total accrued liabilities	$5,494	$5,359

6. Stockholder's Equity

Preferred Stock

As discussed in Note 3, Merger, we retroactively adjusted the shares issued and outstanding prior to July 29, 2022 to give effect to the exchange ratio established in the Business Combination Agreement to determine the number of shares of common stock into which they were converted.

Prior to the Business Combination, Legacy Apexigen had shares of $0.001 par value Series A-1, Series A-2, Series B, and Series C preferred stock outstanding, all of which were convertible into shares of common stock of Legacy Apexigen on a 1:1 basis, subject to certain anti-dilution protections. Upon the closing of the merger, the outstanding shares of preferred stock were converted into common stock of Legacy Apexigen, and then into common stock of Apexigen at a ratio of 1:0.102448, the exchange rate established in the Business Combination Agreement.

	July 29, 2022 (Closing Date)
Convertible Preferred Stock	Preferred Stock Shares	Exchange Ratio	Common Stock Shares
Series A-1 (pre-combination)	39,196,116	0.102448	4,015,564
Series A-2 (pre-combination)	12,625,343	0.102448	1,293,442
Series B (pre-combination)	14,218,546	0.102448	1,456,662
Series C (pre-combination)	79,090,623	0.102448	8,102,706
Total	145,130,628		14,868,374

As of March 31, 2023, we are authorized to issue 20,000,000 shares of preferred stock with a par value of $0.0001 per share. The board of directors (the "Board") has the authority to issue preferred stock and to determine the rights, privileges, preferences, restrictions, and voting rights of those shares. As of March 31, 2023, we had no shares of preferred stock outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders of Apexigen. Subject to the preferences that may be applicable to any outstanding shares of the convertible preferred stock, the holders of the common stock are entitled to receive ratably such dividends, if any, as the Board may declare. The Board has declared no dividends to date.

At March 31, 2023, we had reserved the following shares of common stock for the following purposes:

Equity awards issued and outstanding	5,172,649
Equity awards available for future grants	1,853,805
Shares available for Employee Stock Purchase Plan	483,801
Common stock warrants	5,824,314
Total common stock reserved for issuance	13,334,569

Private Offerings

In March 2022, we entered into subscription agreements with certain investors for a private investment in public equity transaction (“2022 PIPE”) to close concurrently with the merger (see Note 3). In July 2022, we received aggregate gross proceeds of $19.0 million funded by $4.5 million in cash held in BCAC’s trust account net of redemption and $14.5 million from the 2022 PIPE. The aggregate gross proceeds were offset by transaction costs of $9.2 million and payments of previous BCAC's debts totaled $0.9 million. The PIPE investors ("2022 PIPE Investors") received an aggregate of 1,452,000 unit (each a “2022 PIPE Unit”) at a purchase price of $10.00 per unit. Each 2023 PIPE Unit consists of one share of common stock and one-half of one warrant. Each whole warrant entitles the 2022 PIPE Investors to purchase one share of common stock at exercise price of $11.50 per share during the period commencing six months after July 29, 2022 and terminating on five-year anniversary of July 29, 2022, or earlier upon redemption or liquidation.

In January 2023, we received aggregate gross proceeds of $2.8 million from a private investment in public equity transaction ("2023 PIPE"). The aggregate gross proceeds were offset by transaction costs of $0.7 million recorded in 2023, where $0.3 million were paid and $0.4 million were accrued as of March 31, 2023. The PIPE investors ("2023 PIPE Investors") received an aggregate of 1,995,708 unit (each a “2023 PIPE Unit”) at a purchase price of $1.40 per unit. Each 2023 PIPE Unit consists of one share of common stock and one warrant. Each warrant entitles the 2023 PIPE Investors to purchase one share of common stock at an exercise price of $1.40 per share during the period commencing six months after January 30, 2023 and terminating on July 30, 2028, or earlier upon redemption or liquidation. We also entered into a letter agreement with the placement agent, pursuant to which it served as the exclusive placement agent for us in connection with the 2023 PIPE. We paid the placement agent a cash fee equal to 7% of the aggregate gross proceeds from the 2023 PIPE. The placement agent received warrants to purchase up to 99,785 shares of common stock on substantially the same terms as the 2023 PIPE warrants, except that the placement agent's warrants have an exercise price equal to 125% of the price paid by investors in the 2023 PIPE, or $1.75 per share of common stock.

Lincoln Park

In conjunction with the merger, we entered into an equity line agreement and a registration rights agreement (“RRA”) with Lincoln Park in March 2022, which provides that we may sell to Lincoln Park up to $50.0 million of shares (the “Purchase Shares”) of our common stock. The aggregate number of shares that we can sell to Lincoln Park under the equity line agreement may not exceed 4.99% of the outstanding common stock, subject to certain exceptions set forth in the equity line agreement.

At the closing of the merger, we issued 150,000 shares of common stock to Lincoln Park as an initial fee for its commitment to purchase shares of our common stock under the equity line agreement. On the date that is 90 calendar days after the merger, we were obligated to issue additional commitment shares to Lincoln Park, calculated as the lesser of (i) $1.5 million of shares of common stock at a price per share equal to the arithmetic average of the closing sale price for our common stock during the ten consecutive business days immediately preceding the share delivery date and (ii) 500,000 shares of common stock. We issued 500,000 additional commitment shares to Lincoln Park in October 2022 and the liability was remeasured. Change in fair value of liability for common stock to be issued was approximately $205,000 for the year ended December 31, 2022.

Subject to the terms of the equity line agreement, we have the right, in our sole discretion, to present Lincoln Park with a purchase notice (a “Regular Purchase Notice”), provided that the closing stock price of the common stock on the Nasdaq is not below $3.00 per share. Each Regular Purchase Notice would direct Lincoln Park to purchase up to $500,000 of Purchase Shares (a “Regular Purchase”), which amounts may be increased under certain circumstances. Lincoln Park’s obligation under any single Regular Purchase generally will not exceed $1.0 million. The equity line agreement provides for a purchase price per Purchase Shares for each Regular Purchase (the “Purchase Price”) equal to the lesser of (i) the lowest sale price of the common stock on the Nasdaq on the purchase date of such shares; and (ii) the average of the three lowest closing sale prices for the common stock traded on the Nasdaq during the ten consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition, on any date on which we submit a Regular Purchase Notice for the maximum amount allowed for such a Regular Purchase to Lincoln Park, we also have the right, in our sole discretion, to present Lincoln Park with an accelerated purchase notice (an “Accelerated Purchase Notice”), directing Lincoln Park to purchase an amount of Purchase Shares (an “Accelerated Purchase”), which number of Purchase Shares will not exceed the lesser of (i) 300% of the number of shares purchased pursuant to such Regular Purchase Notice and (ii) 30% of the total volume of shares of the common stock traded on the Nasdaq during the Accelerated Purchase period. The purchase price per Purchase Share for each such Accelerated Purchase will be equal to the lesser of 95% of (i) the volume-weighted average price of the common stock on the Nasdaq during the applicable Accelerated Purchase period on the applicable Accelerated Purchase date; and (ii) the closing sale price of the common stock on the Nasdaq on the applicable Accelerated Purchase date. Lincoln Park has no obligation to purchase shares under the equity line agreement unless we comply with the terms of the RRA.

In September 2022, we received aggregate proceeds of $2.5 million from Regular Purchases of 616,684 shares of common stock under the equity line agreement.

7. Public and Private Warrants

Prior to the merger, BCAC issued 2,875,000 shares of public warrants and 123,500 shares of private warrants in connection with BCAC's initial public offering. In connection with the closing of the 2022 and 2023 PIPE transactions on July 29, 2022 and January 30, 2023, respectively (see Note 6), we issued 726,000 and 2,095,493 public warrants, respectively. As of March 31, 2023, we had 1,995,708 public warrants outstanding with an exercise price of $1.40, 99,785 public warrants outstanding with an exercise price of $1.75 per share, 3,601,000 public warrants outstanding with an exercise price of $11.50 per share, and 123,500 private placement warrants outstanding with an exercise price of $11.50 per share. Each of these warrants with an exercise price of $11.50 became exercisable on August 28, 2022, which was 30 days after July 29, 2022, and will expire on the fifth anniversary of July 29, 2022, or earlier upon redemption or liquidation. Each of these warrants with an exercise price of $1.40 or $1.75 become exercisable commencing six months after January 30, 2023, and will expire on July 30, 2028, or earlier upon redemption or liquidation.

We may call the public warrants for redemption:

●	in whole or in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●

if, and only if, the last reported closing price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If we call the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.

The private placement warrants are identical to the public warrants, except that none of the private placement warrants will be redeemable so long as they are held by the initial purchasers or any of their permitted transferees.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price.

In connection with the 2022 PIPE and 2023 PIPE (see Note 6), we issued public warrants to purchase 726,000 shares and 2,095,493 shares of the Company's common stock, on July 29, 2022 and January 30, 2023, respectively. We measured the public warrants based on the estimated grant date fair value. We included the fair value of the 2022 and 2023 public warrants totaled $3.5 million and $1.1 million, respectively, as a component of the private offering within the additional paid-in capital in the consolidated statements of stockholders' equity for the year ended December 31, 2022 and for the three months ended March 31, 2023. The fair values of the 2022 and 2023 public warrants totaled $3.5 million and $1.1 million, respectively, were also a non-cash financing activity for the year ended December 31, 2022 and for three months ended March 31, 2023. In determining the fair value of the public warrants, we used the Black-Scholes option-pricing model and the following assumptions:

	July 29, 2022	January 30, 2023
Expected term (years)	5.00	5.00
Expected volatility	87.90%	82.40%
Risk-free interest rate	2.70%	3.60%
Expected dividend	0.00%	0.00%

The assumptions used to determine the fair value of the public warrants are as follows:

●

Expected volatility: Because our stock is recently traded in an active market, we calculate volatility by using the historical volatilities of the common stock of comparable publicly traded companies. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the public warrants.

●	Risk-free interest rate: we base the risk-free interest rate from the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

●	Expected term: we determine the expected life of public warrants over the period when the share public warrants are vested and ending on the date when the share public warrants would expire.

●	Expected dividend yield: we have never paid cash dividends on its common stock and do not have plans to pay cash dividends in the future. Therefore, we use an expected dividend yield of zero.

8. Equity Plans and Related Equity Activities

Equity Incentive Plans

In December 2010, we adopted the 2010 Stock Incentive Plan and 2010 Equity Incentive Plan, which expired in 2020. In August 2020, we adopted the 2020 Equity Incentive Plan. Upon the close of the merger, we adopted the 2022 Equity Incentive Plan (the 2022 Plan, the 2020 Equity Incentive Plan, the 2010 Stock Incentive Plan and the 2010 Equity Incentive Plan, collectively, the “Plans”). No further grants will be made under the 2020 Equity Incentive Plan. The 2022 Equity Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit, performance stock awards, and other forms of equity awards as described in the 2022 Equity Incentive Plan.

Initially, the maximum number of shares of common stock reserved for issuance under the 2022 Equity Incentive Plan was 2,573,405 shares, plus any shares that may be added to the 2022 Plan’s reserve if awards from the 2010 Equity Incentive Plan or 2020 Equity Incentive Plan expire, are canceled or otherwise terminate, up to a maximum of 3,461,319 shares added from such expirations, cancellations, and terminations. As of March 31, 2023, Apexigen had reserved 7,026,454 shares of common stock for the issuance of incentive and non-statutory stock options to purchase common stock, stock awards, and restricted stock awards to employees, directors, and consultants under the Plans. The number of shares of common stock reserved for issuance under the 2022 Equity Incentive Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2023 through January 1, 2032, in an amount equal to the lesser of (1) 5.0% of the total number of shares of common stock outstanding on the last day of the calendar month before the date of each automatic increase, (2) 3,216,756 shares, or (3) such number of shares determined by the administrator of the 2022 Plan. On January 1, 2023, the number of shares of common stock reserved for issuance under the 2022 Plan automatically increased by 1,132,300 shares.

The Board determines the period over which options become exercisable and options generally vest over a four-year period. No option will become exercisable after the expiration of ten years from the date of grant. The term of an incentive stock option (“ISO”) granted to a 10% stockholder will not exceed five years from the date of the grant. The exercise price of an ISO and non-statutory stock option (“NSO”) will not be less than 100% of the estimated fair value of the shares on the date of grant, and the exercise price of an ISO and NSO granted to a 10% stockholder will not be less than 110% of the estimated fair value of the shares on the date of grant.

In February 2021, we entered into a consulting agreement with a Board member and granted an option (the “Stock Option”) to acquire 20,489 shares of common stock. The Stock Option vests upon the achievement of certain performance milestones and has a ten-year term. Based on the guidance in ASC Topic 718, Stock Compensation, we concluded that the Stock Option is a performance-based stock option. As determined by the Board, we achieved one of the performance milestones under the Stock Option during 2021. As a result, 5,122 options vested in 2021, and we recognized $20,000 of stock-based compensation expense in 2021. No other performance milestone had been achieved as of March 31, 2023. The unrecognized stock-based compensation expense for this option as of March 31, 2023 was approximately $60,000.

In September 2022, we granted options to purchase 700,000 shares of common stock to our non-executive Board members at an exercise price of $2.65 per share pursuant to our Outside Directors Compensation Policy. These options vest over 3 years in equal annual installments. The weighted average grant date fair value per options was $1.96 and the fair value of these options is approximately $1.3 million. $0.1 million was recorded as stock-based compensation expense during the three months ended March 31, 2023. The unrecognized stock-based compensation expense for these option as of March 31, 2023 is approximately $1.1 million.

In October 2022, we granted restricted stock units for 243,618 shares of common stock to various employees. The weighted average grant date fair value per restricted stock units was $2.46 and the fair value of these restricted stock units is approximately $0.6 million. We amortize the fair value of the units on a straight-line basis over its vesting periods. The restricted stock units are 50% vested in December 2022 and 50% vested in June 2023. Additionally, any unvested restricted stock units shall be fully vested upon satisfaction of severance conditions. On December 15, 2022, 121,804 shares were vested and issued for common stock and 41,136 shares were forfeited to cover tax related withholdings. 10,823 shares were vested and issued for common stock during the three months ended March 31, 2023 upon satisfaction of severance conditions. Tax related withholdings of the vested restricted stock units during the three months ended March 31, 2023 was approximately $6,000, which equivalent to 6,993 shares of restricted stock units forfeited to cover the tax related withholdings. $0.2 million was recorded as operating expense during the three months ended March 31, 2023. The unrecognized stock-based compensation expense for these restricted stock units as of March 31, 2023 is approximately $0.1 million.

In March 2023, we granted restricted stock units ("RSUs") for 482,500 shares of common stock to various employees. The weighted average grant date fair value per RSU was $0.52 and the fair value of these RSUs is approximately $0.3 million. We amortize the fair value of the RSUs on a straight-line basis over its vesting periods. The RSUs vest based on different milestones or periods. Additionally, any unvested RSUs shall be fully vested upon satisfaction of severance conditions. Approximately $5,000 was recorded as operating expense during the three months ended March 31, 2023. The unrecognized stock-based compensation expense for these RSUs as of March 31, 2023 was approximately $0.2 million.

Equity Plans' Activities

There were no options granted during the three months ended March 31, 2023. During the three months ended March 31, 2022, we granted options to purchase 524,253 shares of common stock with a weighted-average exercise price of $4.79 per share. For the options granted during the three months ended March 31, 2022, we expect to recognize $1.8 million of stock-based compensation over the related vesting period. The weighted-average grant date fair value of options granted during the three months ended March 31, 2022 was $3.42 per share. During the three months ended March 31, 2023 and 2022, options to purchase 80,751 shares and 580,333 shares, were canceled, with a weighted-average exercise price of $3.74 and $2.30 per share, respectively. There were no options exercised during the three months ended March 31, 2023. For the three months ended March 31, 2022, the aggregate intrinsic value of the options exercised was $0.1 million.

Equity Stock Purchase Plan

In August 2022, we adopted the Apexigen, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”). The ESPP provides eligible employees with a means of acquiring shares of our common stock at a discounted purchase price using their own accumulated payroll deductions. Under the terms of the ESPP, eligible employees can elect to have up to 15% of their eligible compensation, up to a maximum of $25,000 per year, withheld to purchase shares of common stock for a purchase price equal to 85% of the lower of the fair market value per share of common stock on (i) the commencement date of the 24-month offering period or (ii) the respective purchase date.

As of March 31, 2023, Apexigen had reserved 483,801 shares of common stock under purchase rights granted to our eligible employees or to eligible employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2023 through January 1, 2032, by the lesser of (1) 1.0% of the total number of shares of common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (2) 536,126 shares; provided that before the date of any such increase, our Board may determine that such increase will be less than the amount set forth in clauses (1) and (2). On January 1, 2023, the number of shares of common stock reserved for issuance under the ESPP automatically increased by 226,460 shares.

The initial offering period commenced in November 2022. As of March 31, 2023, no shares of common stock were purchased under the ESPP. There was approximately $37,000 of stock-based compensation expense related to the ESPP recognized during the three months ended March 31, 2023. As of March 31, 2023, there was $0.1 million of unrecognized stock-based compensation cost related to ESPP, which we expect to recognize over a weighted average period of 1.6 years. As of March 31, 2023, 483,801 shares were available under the ESPP for future issuance.

Stock-Based Compensation

Stock-based compensation is included in the consolidated statements of operations and comprehensive loss in research and development and general and administrative expense depending on the nature of the services provided. The following table illustrates stock-based compensation expense related to stock options granted under the Plans recognized for the three months ended March 31, 2023 and 2022 (in thousands):

	Three Months Ended March 31,
	2023	2022
Research and development	$97	$119
General and administrative	390	302
Total stock-based compensation	$487	$421

As of March 31, 2023, there was $3.6 million of unrecognized stock-based compensation cost related to stock options granted to employees and others under the Plans, which we expect to recognize over a weighted average period of 2.4 years.

9. Commitments and Contingencies

Indemnification

As permitted under Delaware law and in accordance with our bylaws, we have agreed to indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime.

The maximum amount of potential future indemnification is unlimited. However, we currently hold director and officer liability insurance, which limits our exposure and may enable us to recover a portion of any future amounts paid. We believe that the fair value of these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations for any period presented.

We have certain agreements with service providers and other parties with which we do business that contain indemnification provisions pursuant to which we have agreed to indemnify the party against certain types of third-party claims. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Since these agreements were effective after March 31, 2023, there were no payments made by us under these agreements as of March 31, 2023. As of March 31, 2023, there was not a reasonable possibility that we had incurred a material loss with respect to indemnification of such parties. We had not recorded any liability for costs related to indemnification through March 31, 2023.

Clinical Collaborations

We have entered into a number of collaboration arrangements for the clinical development of sotiga with companies and academic and non-profit institutions. These arrangements specify whether we or the collaborator bears the cost of the clinical trials, and in the case of combination therapies, typically the collaborators provide the supply of such drug products while we supply sotiga. Our applicable share of the costs of these clinical collaborations are reflected as research and development expenses.

Upon achievement of certain regulatory and clinical milestones related to the development of sotiga in pancreatic cancer, we will be obligated to pay an aggregate of up to $9.5 million in cash and shares of common stock. Because we are not currently advancing the development of sotiga in pancreatic cancer, none of these milestones were probable as of March 31, 2023, and no amounts have been recognized.

Other

No liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded as it is not probable that a liability has been incurred and the amount cannot be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. We enter into contracts in the normal course of business with contract research organizations for preclinical studies and clinical trials and contract manufacturing organizations for the manufacture of clinical trial materials.

10. Income Taxes

The effective tax rate for the three months ended March 31, 2023 and 2022 was zero. The difference between the effective income tax rate and the U.S. federal statutory rate of 21% is primarily attributable to recording valuation allowances to offset deferred tax assets arising from federal and state net operating losses.

11. Net Loss Per Share

The following outstanding potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	As of March 31,
	2023	2022
Stock options	5,172,649	3,447,426
Common stock warrants	5,824,314	13,361
Total common stock reserved for issuance	10,996,963	3,460,787

12. Subsequent Event

On April 11, 2023, we received a written notice from the Listing Qualifications Staff of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that it has not been in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for a period of 30 consecutive business days (the “Notice”). This Notice has no immediate effect on the listing of our stock on the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of 180 calendar days from the date of the Notice to regain compliance with the minimum closing bid price requirement. If we do not regain compliance during the compliance period, we may be afforded a second 180 calendar day period to regain compliance. To qualify, we must meet the continued listing requirement for market value of publicly-held shares and all other initial listing standards for the Nasdaq Capital Market (with the exception of the minimum bid price requirement) and notify Nasdaq of our intent to cure the deficiency by effecting a reverse stock split if necessary. If we do not regain compliance within the allotted compliance periods, including any extensions that may be granted by Nasdaq, our stock will be subject to delisting.

We can achieve compliance with the minimum bid price requirement if, during either compliance period, the closing bid price per share of our stock is at least $1.00 for a minimum of ten consecutive business days.

We intend to monitor the closing bid price of our stock and assess potential actions to regain compliance, but there can be no assurance that we will regain compliance with the minimum bid price requirement during the 180-day compliance period, secure a second 180-day period to regain compliance, or maintain compliance with the other Nasdaq listing requirements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Apexigen, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Apexigen, Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Reverse Recapitalization

As discussed in Note 3 to the consolidated financial statements, the Company completed the Business Combination on July 29, 2022, which was accounted for as a reverse recapitalization.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

San Francisco, CA

February 22, 2023

We have served as the Company’s auditor since 2021.

APEXIGEN, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$14,802	$23,443
Short-term investments	1,997	12,917
Prepaid expenses and other current assets	2,618	1,681
Deferred financing costs, current	1,776	-
Total current assets	21,193	38,041
Property and equipment, net	150	245
Right-of-use assets	100	483
Deferred financing costs, non-current	1,036	-
Other assets	376	327
Total assets	$22,855	$39,096
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$5,343	$4,487
Accrued liabilities	5,359	8,488
Deferred revenue	5,659	3,610
Lease liabilities, current portion	106	369
Total current liabilities	16,467	16,954
Derivative warrant liabilities	11	-
Lease liabilities, less current portion	-	141
Total liabilities	16,478	17,095
Commitment and contingencies (Note 10)
Stockholders’ equity:
Common stock, $0.0001 par value; 1,000,000,000 and 23,563,040 shares authorized as of December 31, 2022 and 2021, respectively; 22,646,015 and 18,051,592 shares issued and outstanding as of December 31, 2022 and 2021, respectively(1)	2	2
Additional paid-in capital	183,168	166,727
Accumulated deficit	(176,793)	(144,724)
Accumulated other comprehensive loss	-	(4)
Total stockholders’ equity	6,377	22,001
Total liabilities and stockholders’ equity	$22,855	$39,096

(1) The balance sheet as of December 31, 2021 presented above reflects the retrospective application of recapitalization as if the Business Combination had occurred on January 1, 2021. See Note 1, 3, and 7.

See accompanying notes to consolidated financial statements.

APEXIGEN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2022	2021
Operating expenses:
Research and development	$23,035	$21,664
General and administrative	9,651	7,293
Total operating expenses	32,686	28,957
Loss from operations	(32,686)	(28,957)
Other income, net	617	41
Net loss	$(32,069)	$(28,916)
Net loss per share	$(1.62)	$(1.60)
Weighted-average common shares used to compute net loss per share, basic and diluted	19,787,212	18,034,092
Comprehensive Loss:
Net loss	$(32,069)	$(28,916)
Other comprehensive loss
Unrealized gain (loss) on marketable securities	4	(7)
Comprehensive loss	$(32,065)	$(28,923)

See accompanying notes to consolidated financial statements.

APEXIGEN, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Year Ended December 31, 2022
	Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ Equity
	Shares	Amounts	Shares	Amounts	Capital	Deficit	Income (Loss)	(Deficit)
Balance at January 1, 2022, as previously reported	145,130,628	$158,707	31,070,665	$31	$7,991	$(144,724)	$(4)	$(136,706)
Retroactive application of recapitalization	(145,130,628)	(158,707)	(13,019,073)	(29)	158,736	-	-	158,707
Balance at January 1, 2022, as adjusted	-	-	18,051,592	2	166,727	(144,724)	(4)	22,001
Merger and private offering, net of transaction costs of $9,232	-	-	3,143,464	-	8,468	-	-	8,468
Common stock issuance to Lincoln Park	-	-	1,266,684	-	5,410	-	-	5,410
Vesting of restricted stock units			80,668	-	326			326
Vesting of restricted stock awards	-	-	23,518	-	242	-	-	242
Exercise of stock options	-	-	75,550	-	110	-	-	110
Exercise of common stock warrant	-	-	4,539	-	-	-	-	-
Reclassification of preferred stock warrant	-	-	-	-	2	-	-	2
Stock-based compensation	-	-	-	-	1,883	-	-	1,883
Net loss	-	-	-	-	-	(32,069)	-	(32,069)
Other comprehensive loss	-	-	-	-	-	-	4	4
Balance at December 31, 2022	-	$-	22,646,015	$2	$183,168	$(176,793)	$-	$6,377

	Year Ended December 31, 2021
	Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’ Equity
	Shares	Amounts	Shares	Amounts	Capital	Deficit	Loss	(Deficit)
Balance at January 1, 2021, as previously reported	145,130,628	$158,707	30,521,693	$31	$6,750	$(115,808)	$3	$(109,024)
Retroactive application of recapitalization	(145,130,628)	(158,707)	(12,526,339)	(29)	158,736	-	-	158,707
Balance at January 1, 2021, as adjusted	-	-	17,995,354	2	165,486	(115,808)	3	49,683
Exercise of stock options	-	-	56,238	-	98	-	-	98
Stock-based compensation	-	-	-	-	1,143	-	-	1,143
Net loss	-	-	-	-	-	(28,916)	-	(28,916)
Other comprehensive loss	-	-	-	-	-	-	(7)	(7)
Balance at December 31, 2021	-	$-	18,051,592	$2	166,727	$(144,724)	$(4)	$22,001

See accompanying notes to consolidated financial statements.

APEXIGEN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,069)	$(28,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	110	105
Stock-based compensation	1,883	1,143
Expense from vesting of restricted stock units	326	-
Expense from vesting of restricted stock awards	242	-
Accretion of discount and amortization of premiums on marketable securities	(31)	204
Amortization of deferred financing costs	740	-
Change in fair value of derivative warrant liabilities	(78)	-
Change in fair value of liability for common stock to be issued	(205)	-
Non-cash lease expense	401	522
Other	-	6
Changes in current assets and liabilities:
Prepaid expenses and other current assets	(759)	(352)
Other assets	(70)	(168)
Accounts payable	317	841
Accrued expenses	(3,127)	1,521
Deferred revenue	2,049	1,723
Lease liabilities	(422)	(531)
Net cash used in operating activities	(30,693)	(23,902)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(57)	(54)
Purchases of marketable securities	(18,945)	(20,179)
Sales of marketable securities	29,957	42,257
Net cash provided by investing activities	10,955	22,024
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from merger and private offering	18,094	-
Payments of deferred transaction costs	(9,221)	(61)
Proceeds from common stock issuance to Lincoln Park	2,500	-
Payments of financing costs	(386)	-
Proceeds from exercise of stock options	110	98
Net cash provided by financing activities	11,097	37
Net decrease in cash and cash equivalents	(8,641)	(1,841)
Cash and cash equivalents, beginning of period	23,443	25,284
Cash and cash equivalents, end of period	$14,802	$23,443
Supplemental disclosure of non-cash investing and financing activities:
Purchase of equipment included in accounts payable	$-	$43
Transaction costs in accounts payable and accrued liabilities at period end	$-	$364
Financing costs in accounts payable and other accrued liabilities	$261	$-
Common stock issuance to Lincoln Park for commitment fees	$2,910	$-
Reclassification of warrant	$2	$-

See accompanying notes to consolidated financial statements.

APEXIGEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of the Business

Description of Business

Apexigen, Inc. (“Apexigen” or "we") is a clinical-stage biopharmaceutical company focused on discovering and developing antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents designed to harness the patient’s immune system to combat and eradicate cancer. Our lead product candidates are sotigalimab (“sotiga” or “APX005M”), which is a CD40 agonist antibody, and APX601, which is a TNFR2 antagonist antibody. We also have out-license arrangements for a number of programs. Since inception, we have devoted substantially all of our resources to performing research, development, and manufacturing activities in support of our product candidates. In October 2019, the first of our out-licensed product candidates was approved for commercial product sale. Apexigen is headquartered in San Carlos, California.

On March 17, 2022, Brookline Capital Acquisition Corp. (“BCAC”) and Apexigen America, Inc., which was then known as Apexigen, Inc. ("Legacy Apexigen") entered into a business combination agreement (“Business Combination Agreement”) pursuant to which BCAC and Legacy Apexigen agreed to combine, with the former equityholders of both entities holding equity in the combined public company listed on the Nasdaq Stock Exchange ("Nasdaq") and with Legacy Apexigen’s existing equityholders owning a majority of the equity in the combined public company. Existing Legacy Apexigen equityholders received equity in the combined public company in the form of common shares, stock options and warrants. Under the Business Combination Agreement, the transaction valued Legacy Apexigen at $205.0 million on a fully diluted basis, net of exercise proceeds for Legacy Apexigen’s pre-closing stock options. Concurrently with the execution of the Business Combination Agreement, BCAC entered into subscription agreements with certain investors for a private investment in public equity (“PIPE”) transaction to close concurrently with the merger (see Note 3), and BCAC and Legacy Apexigen entered into a committed investment agreement with Lincoln Park Capital Fund, LLC ("Lincoln Park") (see Note 7) to allow the combined company to direct Lincoln Park to make certain equity purchases during the 24 months following the business combination subject to certain limitations.

The transactions contemplated under the Business Combination Agreement (the “Business Combination”) closed on July 29, 2022 ("Closing" or the "Closing Date"). As a result, the combined public company received approximately $19.0 million in gross proceeds funded by $4.5 million in cash held in BCAC’s trust account net of redemption and $14.5 million from the PIPE. The combined public company paid off the outstanding convertible and non-convertible unsecured promissory notes in the aggregate amount of $0.9 million held by Brookline Capital Holdings, LLC, the sponsor of BCAC (the “Extension and Working Capital Notes”), and incurred $9.2 million in transaction expenses relating to the merger, consisting of banking, legal, and other professional fees. The PIPE investors received an aggregate of 1,452,000 units (each a “PIPE Unit”) at a purchase price of $10.00 per unit. Each PIPE Unit consists of one share of BCAC Common Stock and one-half of one warrant. Each whole warrant entitles the PIPE Investor to purchase one share of BCAC Common Stock at an exercise price of $11.50 per share during the period commencing 30 days after July 29, 2022 and terminating on the five-year anniversary of July 29, 2022.

Legacy Apexigen was incorporated in Delaware in 2010, the year Legacy Apexigen was spun-out of Epitomics, Inc. (“Epitomics”), which was a California-based biotechnology company that was acquired by Abcam plc in 2012. Legacy Apexigen was spun-out of Epitomics to focus on the discovery, development, and commercialization of humanized monoclonal antibody therapeutics.

Liquidity and Capital Resources

As of December 31, 2022, we had approximately $16.8 million of cash, cash equivalents, and short-term investments and expect to fund our operations into the third quarter of 2023 based on current operations assuming no additional proceeds from our equity line with Lincoln Park or any other potential financing or business development transactions. We have incurred substantial losses and negative cash flows from operations since inception and had an accumulated deficit of $176.8 million as of December 31, 2022. Since inception through December 31, 2022, we have funded operations primarily through the issuance of equity, proceeds from collaborative research and development agreements, and borrowings under a debt arrangement. Due to our significant research, development, and manufacturing expenditures, we have generated operating losses in all periods presented. We expect to incur substantial additional losses in the future as we advance and expand our research and development activities and prepare to pursue the potential regulatory approval and commercialization of our product candidates. Based on our research and development activities and plans, there is uncertainty regarding our ability to maintain liquidity sufficient to operate the business effectively, which raises substantial doubt as to our ability to continue as a going concern.

We may seek additional funds through the sale and issuance of shares of our common stock in private or public offerings, other equity or debt financings, collaborations, or partnerships with third parties, or other transactions to monetize assets, including our right to receive milestone payments and royalties under our out-license arrangements. We cannot assure that we will succeed in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our clinical trials or preclinical studies or research and development programs. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures associated with our current and planned research, development, and manufacturing activities.

To the extent that we raise additional capital through strategic alliances, licensing arrangements or other monetization transactions with third parties, we may have to relinquish valuable rights to our product candidates, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the ownership interest of the then-existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting the ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

2. Summary of Significant Accounting Policies

Basis of Presentation

We prepare our consolidated financial statements and accompanying notes in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Apexigen and its wholly owned subsidiary. All significant inter-company transactions and balances have been eliminated in consolidation.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934 (the "Exchange Act")) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our consolidated financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts expensed during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to accruals for research and development costs, stock-based compensation, uncertain tax positions and fair values of common stock. We adjust such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Segment Reporting

We have one operating segment, which is the business of researching, developing and commercializing antibody therapeutics for oncology. Our chief operating decision maker, Chief Executive Officer, manages our operations on an aggregated basis for the purposes of allocating resources and evaluating financial performance.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in money market funds and corporate debt securities. The carrying amount of cash equivalents approximates their fair value.

Short-Term Investments

Short-term investments consist of debt securities with original maturities of greater than three months from the date of purchase but less than one year from the balance sheet date. Such investments are considered available-for-sale and reported at fair value with unrealized gains and losses included as a component of stockholders’ equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, which is included as other income, net in the consolidated statements of operations and comprehensive loss. Realized gains and losses and declines in fair value determined to be other-than-temporary, if any, on investments are included in other income, net. We determine the cost of securities sold using the specific identification method.

Fair Value Measurements

We apply fair value accounting to all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The carrying amount of our financial assets and liabilities, including accounts payable and accrued expenses, approximate their fair values due to their short-term maturities.

Concentrations of Credit and Other Risks

Financial instruments that potentially subject us to a concentration of credit risk consist primarily of cash and cash equivalents and short-term investments. We hold our bank deposits at accredited financial institutions and these deposits may at times exceed insured limits. We are exposed to credit risk in the event of a default by the financial institutions holding our cash and cash equivalents to the extent of the amounts held in excess of federally insured limits. We limit our credit risk associated with cash and cash equivalents by placing them with financial institutions we believe are of high quality. We have not experienced any losses on our deposits of cash. Our investment policy limits investments to certain types of securities issued by the U.S. government, its agencies and institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer. As of December 31, 2022 and 2021, we had no off-balance sheet concentrations of credit risk.

We are subject to a number of risks similar to other early-stage biopharmaceutical companies, including the need to obtain adequate additional funding, possible failure of clinical trials, the need to obtain marketing approval for our product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of our products, and protection of proprietary technology. If we do not successfully develop, obtain regulatory approval for, commercialize or partner our product candidates, we will be unable to generate revenue from product sales or achieve profitability.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The estimated useful life of laboratory equipment, furniture and fixtures, office equipment, and software ranges from two to five years. We expense maintenance, repair and calibration costs as incurred.

Impairment of Long-Lived Assets

Our long-lived assets are comprised principally of our property and equipment and right-of-use lease assets. We periodically evaluate our long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets or group of assets may not be fully recoverable. We deem a long-lived asset impaired when the undiscounted future cash flows expected to be generated by the asset or group of assets is less than the carrying amount of the assets. If there is an impairment, we would reduce the carrying amount of the assets through an impairment charge, to their estimated fair values based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We recorded no impairment of long-lived assets during the year ended December 31, 2022.

Deferred Transaction Costs

Deferred transaction costs consist of direct legal, accounting, filing and other fees and costs directly attributable to the merger (see Note 3). We capitalized deferred transaction costs prior to the close of the Business Combination and included in prepaid expenses and other current assets. We reclassified the deferred transaction costs related to the Business Combination to additional paid-in capital to offset the proceeds received upon closing of the Business Combination. There were deferred transaction costs of $0.5 million on the consolidated balance sheet as of December 31, 2021. Upon the close of the Business Combination, we reclassified transaction costs of $9.2 million to additional paid-in capital to offset the proceeds received, where we paid transaction costs of approximately $11,000 in 2021, and paid $9.2 million in 2022 (see Note 3).

Deferred Financing Costs

Deferred financing costs consist of direct costs and commitment fees directly attributable to the commencement of the equity line of credit from Lincoln Park Capital Fund, LLC upon closing of the Business Combination (see Note 7). We capitalize deferred financing costs and amortize these costs over 24 months of the equity line of credit. As of December 31, 2022, deferred financing costs totaled $2.8 million. Amortization expense for deferred financing costs was $0.7 million for the year ended December 31, 2022.

Revenue Recognition

Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, we recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consolidated balance sheets to which we expect to be entitled in exchange for those goods or services. We have not commenced sales of our drug candidates and did not have a product approved for marketing as of December 31, 2022.

We may also earn contingent fees, including milestone payments based on counterparty performance and royalties on sales, from collaborations and other out-license arrangements. We will recognize milestone payments as revenue once the underlying events are probable of being met and there is not a significant risk of reversal. We will recognize sales-based royalties as revenue when the underlying sales occur. In October 2019, Novartis’ Beovu® product, which is covered by one of our license agreements, was approved for commercial product sale. Under this agreement, Novartis is obligated to pay us a very low single-digit royalty on net sales of the Beovu product. However, Novartis has disputed its obligation to pay us royalties on Beovu sales under this agreement. As a result, we have determined that any sales-based Beovu product royalty revenue that we may earn under this agreement is currently fully constrained. We have recorded the royalty proceeds as deferred revenue in the consolidated balance sheets. As of December 31, 2022 and 2021, deferred revenue totaled $5.7 million and $3.6 million, respectively.

Lease

We determine if an arrangement is a lease at inception and if so, we determine whether the lease qualifies as an operating or a finance lease. We include operating lease in operating lease right-of-use (“ROU”) assets and lease liabilities in our consolidated balance sheets. We did not have any finance leases as of December 31, 2022 or 2021. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. We recognize operating lease ROU assets and liabilities at the lease commencement date based on the present value of lease payments over the lease term. When a lease does not provide an implicit rate, we use an incremental borrowing rate based on the information available at the commencement date to determine the present value of lease payments. We use the implicit rate when readily determinable. The operating lease ROU assets also include any lease payments made and exclude lease incentives when paid by us or on our behalf. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We recognize lease expense for lease payments on a straight-line basis over the lease term. We also made an accounting policy election to recognize lease expense for short-term leases with a term of 12 months or less on a straight-line basis over the lease term and not to recognize ROU assets or lease liabilities for such leases.

We lease our facility under a non-cancelable operating lease agreement and recognize related rent expense on a straight-line basis over the terms of the leases. As an implicit interest rate is not readily determinable in our lease, the incremental borrowing rate is based on information available on the adoption date in determining the present value of lease payments. The lease term for our operating lease includes the non-cancellable period of the lease plus any additional periods covered by its option to extend the lease that we are reasonably certain to exercise.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses are primarily for the development of sotiga, our lead product candidate, as well as APX601 and other preclinical product candidates. Research and development costs consist primarily of external costs related to clinical development, contract manufacturing, preclinical development and discovery as well as personnel costs and allocated overhead, such as rent, equipment, depreciation, and utilities. Personnel costs consist of salaries, employee benefits and stock-based compensation.

We estimate external research and development expenses based on the services performed, pursuant to contracts with commercial and academic institutions that conduct and manage research and development services on our behalf. We record the costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in accrued liabilities in the consolidated balance sheets. These costs are a component of our research and development expenses. We accrue these costs based on factors such as the number of patient visits, the number of active patients, the number of patients enrolled, estimates of the work completed and other measures in accordance with agreements established with our third-party service providers under the service agreements. As actual costs become known, we adjust our accrued liabilities. We have not experienced any significant differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from our estimates, resulting in adjustments to expense in future periods. Changes in these estimates that result in significant changes to our accruals could significantly affect our results of operations.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are capitalized and then expensed as the related goods are delivered or the services are performed. We evaluate such payments for current or long-term classification based on when they will be realized.

Common Stock Warrant

We record at fair value freestanding puttable or redeemable warrants, or warrants which are not considered to be indexed to our stock and include this amount in accrued expenses on our consolidated balance sheets as of December 31, 2021. On the closing date of the merger (see Note 3), the preferred stock warrant that was outstanding immediately before closing became a common stock warrant. We adjusted the carrying value of such warrant to its estimated fair value at the closing date of the merger based upon the value of our common stock warrant and reclassified estimated fair value at the closing date of the merger from accrued expenses to additional paid-in capital on the closing date of the merger. This common stock warrant of 4,321 shares is outstanding as of December 31, 2022.

Public Warrants

The public warrants, issued in connection with the BCAC's initial public offering prior to the merger and the PIPE transaction completed in July 2022, are classified as equity (see Note 8).

Derivative Warrant Liabilities

We account for the private placement warrants (see Note 8) issued in connection with the initial public offering as derivative warrant liabilities in accordance with FASB ASC Topic 815, “Derivative and Hedging”. Accordingly, we recognize the private placement warrants as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized and included as other income, net in the consolidated statements of operations and comprehensive loss. We measured the fair value of the private placement warrants using a Black-Scholes option-pricing model. The determination of the fair value of the warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. As of December 31, 2022, deferred warrant liabilities were approximately $11,000. Change in fair value of derivative warrant liabilities was approximately $78,000 for the year ended December 31, 2022.

Stock-Based Compensation

We measure all equity awards granted to employees and non-employees based on the estimated grant date fair value. For awards subject to service-based vesting conditions, we recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is generally the vesting term. For awards subject to performance-based vesting conditions, we recognize stock-based compensation expense using the accelerated attribution method when it is probable that the performance condition will be achieved. We recognize forfeitures as they occur.

We use the Black-Scholes option-pricing model to estimate the fair value of equity awards and recognize expense using the straight-line attribution approach. The Black-Scholes option-pricing model requires assumptions to be made related to the expected term of the awards, expected stock priced volatility, risk-free rate for a period that approximates the expected term of the awards and the expected dividend yield.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates applied to taxable income in the years in which we expect to realize those temporary differences. We recognize the effect on deferred tax assets and liabilities of a change in tax rates as income or loss in the period that includes the enactment date. We establish a valuation allowance, when necessary, to reduce deferred tax assets to the amount we expect to realize. We recognize the financial statement effects of uncertain tax positions when it is more-likely-than-not, based on the technical merits of the position, that it will be sustained upon examination. We include interest and penalties related to unrecognized tax benefits within the provision of income tax. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Comprehensive Loss

Comprehensive loss includes net loss and certain changes in stockholders’ equity that are excluded from net loss, primarily unrealized gains or losses on our marketable securities.

Net Loss per Share

We calculate basic net loss per share by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share for each period presented, since the effects of potentially dilutive securities are antidilutive given our net loss.

Major Vendor

We had a major vendor that accounted for approximately 39.9% and 23.2% of the research and development expenses for the years ended December 31, 2022 and 2021, respectively. The same vendor also accounted for approximately 24.8% and 28.1% of the total accounts payable and accrued liabilities as of December 31, 2022 and 2021, respectively. Moreover, there is another vendor that accounted for approximately 33.6% and 27.7% of the total accounts payable and accrued liabilities as of December 31, 2022 and 2021, respectively, but we did not incur any expenses with this vendor during the years ended December 31, 2022 and 2021.

We had an additional vendor in 2021 that accounted for approximately 12.4% of the research and development expenses for the year ended December 31, 2021. The same vendor did not account for a major portion of accounts payable and accrued liabilities as of December 31, 2021.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for certain financial instruments including convertible instruments and contracts on an entity’s own equity. It reduces the number of accounting models for convertible debt instruments and convertible preferred stock. In addition, it amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. Early adoption is permitted. Apexigen adopted the new standard on January 1, 2022. The adoption of this standard did not have a significant impact to our consolidated financial statements.

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements, which improves consistency by amending the Codification to include all disclosure guidance in the appropriate disclosure sections. In addition, it clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. Early adoption is permitted. Apexigen adopted the new standard on January 1, 2022. The adoption of this standard did not have a significant impact to our consolidated financial statements.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as clarified in subsequent amendments. The standard changes the impairment model for certain financial instruments. The new model is a forward-looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees and net investments in leases, as well as trade receivables. For available-for-sale debt securities with unrealized losses, credit losses will be measured in a manner similar to the existing standard, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The standard is effective for Apexigen for fiscal years and interim periods beginning January 1, 2023. Early adoption is permitted. We have not yet assessed the effect of adopting the standard on our consolidated financial statements.

3. Merger

On July 29, 2022, Legacy Apexigen and BCAC consummated the merger contemplated by the BCA, with Legacy Apexigen surviving the merger or business combination as a wholly-owned subsidiary of BCAC. As part of the consummation of the merger, BCAC changed its name to Apexigen, Inc. and Legacy Apexigen changed its name to Apexigen America, Inc.

Upon the closing of the merger, we amended and restated our certificate of incorporation to, among other things, increase the total number of authorized shares of capital stock to 1,020,000,000 shares, of which 1,000,000,000 shares were designated common stock, $0.0001 par value per share, and of which 20,000,000 shares were designated preferred stock, $0.0001 par value per share.

Immediately prior to the closing of the merger, each issued and outstanding share of Legacy Apexigen’s convertible preferred stock, was converted into shares of common stock based on a one-to-one ratio (see Note 7). The Business Combination is accounted for with a retrospective application of the Business Combination that results in 145,130,628 shares of convertible preferred stock converting into the same number of shares of Legacy Apexigen's common stock.

Upon the consummation of the merger, each share of Legacy Apexigen common stock issued and outstanding was canceled and converted into the right to receive 0.102448 shares (the “Exchange Ratio”) of our common stock (the “Per Share Merger Consideration”).

Outstanding stock options, whether vested or unvested, to purchase shares of Legacy Apexigen's common stock granted under the 2010 and 2020 Plan (“Legacy Options”) (see Note 9) converted into stock options for shares of our common stock upon the same terms and conditions that were in effect with respect to such stock options immediately prior to the merger, after giving effect to the Exchange Ratio.

Outstanding warrants to purchase shares of common stock remained outstanding after the closing of the merger. The warrants became exercisable 30 days after the completion of the merger, subject to other conditions, including with respect to the effectiveness of a registration statement covering the shares of common stock underlying such warrants, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation (see Note 2 and Note 8).

In connection with the merger, certain stockholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 4,618,607 shares of common stock for gross redemption payments of $47.2 million. In addition, a number of investors purchased an aggregate of 1,452,000 shares of common stock (the “PIPE Shares”), for a purchase price of $10.00 per share, as applicable, for an aggregate purchase price of $14.5 million pursuant to separate subscription agreements. The PIPE transaction closed simultaneously with the consummation of the Business Combination. In connection with the merger, we incurred direct and incremental costs of approximately $9.2 million related to the equity issuance, consisting primarily of investment banking, legal, accounting, and other professional fees, which we recorded to additional paid-in capital as a reduction of proceeds.

The merger is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, BCAC was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Apexigen issuing stock for the net assets of BCAC, accompanied by a recapitalization. The net assets of BCAC are stated at historical cost, with no goodwill or intangible assets recorded.

Prior to the merger, Legacy Apexigen and BCAC filed separate standalone federal, state, and local income tax returns. As a result of the merger, we will file a consolidated income tax return. Although, for legal purposes, BCAC acquired Legacy Apexigen, and the merger represents a reverse acquisition for federal income tax purposes. BCAC will be the parent of the consolidated group with Legacy Apexigen as a subsidiary, but in the year of the closing of the merger, Legacy Apexigen will file a full-year tax return with BCAC joining in the return the day after the closing date of the merger.

Upon closing of the merger, we received gross proceeds of $19.0 million from the Business Combination and PIPE financing, offset by transaction costs of $9.2 million recorded in 2022 and BCAC's Extension and Working Capital Notes repayment of $0.9 million. The following table reconciles the elements of the merger to the consolidated statements of cash flows and the consolidated statement of changes in stockholders’ equity (in thousands):

Cash - BCAC's trust (net of redemption)	$4,435
Cash - Private offering	14,520
Less: BCAC's Extension and Working Capital Notes repayment in 2022	(861)
Proceeds from merger and private offering for the year ended December 31, 2022	18,094
Less: transaction costs paid in 2022	(9,221)
Net proceeds from merger and private offering for the year ended December 31, 2022	8,873
Less: transaction costs paid in 2021	(11)
Plus: net assets of BCAC	(394)
Merger and private offering for the years ended December 31, 2022	$8,468

The number of shares of common stock issued immediately following the Closing Date was:

Common stock, outstanding prior to merger	5,061,592
Less: redemption of BCAC shares	(4,618,607)
Common stock of BCAC	442,985
BCAC Sponsor shares	1,190,979
BCAC Representative shares	57,500
Shares issued in private offering	1,452,000
Business combination and private offering shares	3,143,464
Legacy Apexigen shares	18,147,032
Total shares of common stock immediately after merger	21,290,496
Exercise of Legacy Apexigen common stock warrant	4,539
Shares issued to Lincoln Park (Note 7)	150,000
Total shares of common stock on July 29, 2022	21,445,035

The number of Legacy Apexigen's shares was determined as follows:

	Legacy Apexigen Shares	Legacy Apexigen Shares, effected for Exchange Ratio
Balance as of December 31, 2020	30,521,693	3,126,980
Recapitalization applied to Convertible Preferred Stock outstanding at December 31, 2020	145,130,628	14,868,374
Exercise of common stock options - 2021	548,972	56,238
Exercise of common stock options - 2022 (pre-Closing)	702,074	71,922
Exercise of common stock restricted awards - 2022 (pre-Closing)	229,556	23,518
Total Legacy Apexigen shares as of July 29, 2022	177,132,923	18,147,032

4. Fair Value Measurement

We record financial assets and liabilities at fair value. The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. We categorize assets and liabilities recorded at fair value in the consolidated financial statements based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2022, our cash equivalents consisted of money market funds with less than a three-month maturity. Our short-term investments consisted of U.S. treasury securities, which we recorded as available-for-sale securities. Money market funds and U.S. treasury securities are classified as Level 1 because they are valued using quoted market prices. As of December 31, 2021, our short-term investments consisted of government debt securities, corporate debt securities, commercial paper, and asset backed securities, which we recorded as available-for-sale securities and government debt securities are classified as Level 2 because their value is based on valuations using significant inputs derived from or corroborated by observable market data.

In certain cases where there is limited activity or less transparency around the inputs to valuation, we classify securities as Level 3. Level 3 liabilities consist of derivative warrant liabilities and preferred stock warrant liability.

The following tables set forth the financial instruments that we measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$14,671	$-	$-	$14,671
U.S. treasury securities	1,997	-	-	1,997
Total	$16,668	$-	$-	$16,668
Financial liability:
Derivative warrant liabilities	$-	$-	$11	$11
Total	$-	$-	$11	$11

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$18,526	$-	$-	$18,526
Commercial paper	-	5,498	-	5,498
Corporate debt securities	-	4,512	-	4,512
Government debt securities	-	1,503	-	1,503
Asset backed securities	-	1,404	-	1,404
Total	$18,526	$12,917	$-	$31,443
Financial liability:
Preferred stock warrant liability	$-	$-	$2	$2
Total	$-	$-	$2	$2

In 2021, the financial liability measured at fair value on a recurring basis is the derivative warrant liabilities and preferred stock warrant liability, a level 3 instrument.

The derivative warrant liabilities had a fair value of $11,000 as of December 31, 2022. We estimate the fair value of the derivative warrant liabilities using a Black-Scholes option-pricing model, which assumptions are related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. We estimate the volatility of our common stock warrants based on historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which we anticipate remaining at zero.

The preferred stock warrant liability had a fair value of $2,000 as of December 31, 2021. We estimate the fair value of the preferred stock warrant liability using the Black-Scholes option-pricing model, which requires inputs such as the expected volatility based on comparable public companies, the estimated fair value of the preferred stock, and the estimated time to liquidity. On the Closing of the Business Combination, the preferred stock warrant that was outstanding immediately before the Closing became a common stock warrant. We adjusted the carrying value of such warrant to its estimated fair value at the Closing based upon the value of our common stock warrant and reclassified from accrued expenses to additional paid-in capital on the date of closing of the merger.

The following tables summarize the estimated fair value of our marketable securities and the gross unrealized holding gains and losses (in thousands):

	December 31, 2022
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$131	$-	$-	$131
Money market funds	14,671	-	-	14,671
Total cash and cash equivalents	$14,802	$-	$-	$14,802
Marketable securities:
U.S. treasury securities	$1,997	$-	$-	$1,997
Total marketable securities	$1,997	$-	$-	$1,997

	December 31, 2021
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$4,917	$-	$-	$4,917
Money market funds	18,526	-	-	18,526
Total cash and cash equivalents	$23,443	$-	$-	$23,443
Marketable securities:
Commercial paper	$5,498	$-	$-	$5,498
Corporate debt securities	4,515	-	(3)	4,512
Government debt securities	1,503	-	-	1,503
Asset backed securities	1,405	-	(1)	1,404
Total marketable securities	$12,921	$-	$(4)	$12,917

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2022	2021
Prepaid clinical development expenses	$1,128	$776
Prepaid insurance expenses	970	56
Deferred financing costs	261	467
Other prepaid expenses and current assets	259	382
Total prepaid expenses and other current assets	2,618	1,681

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2022	2021
Laboratory equipment	$909	$943
Furniture and fixtures	28	28
Office equipment	25	25
Software	12	12
Total property and equipment	974	1,008
Less: accumulated depreciation	(824)	(763)
Total property and equipment, net	$150	$245

Depreciation expense for property and equipment was $110,000 and $105,000 for the years ended December 31, 2022 and 2021, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2022	2021
Accrued clinical trial and manufacturing costs	$4,340	$6,472
Accrued personnel costs	497	1,172
Other accrued liabilities	522	844
Total accrued liabilities	$5,359	$8,488

6. Lease

We lease our principal facility under a non-cancelable operating lease agreement with a lease term ending in March 2023. As our lease does not provide an implicit rate, we used our incremental borrowing rate as the discount rate to calculate the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate that would be required to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The weighted-average discount rate associated with operating lease modifications was 5.05%. As of December 31, 2022 and 2021, the right-of-use assets were $0.1 million and $0.5 million, respectively, and lease liabilities were $0.1 million and $0.5 million, respectively. Rent expense was $0.4 million and $0.6 million for the years ended December 31, 2022 and 2021, respectively.

Future minimum lease payments as of December 31, 2022, are as follows (in thousands):

Operating Leases
Year ending December 31, 2023	$106
Total undiscounted future lease payments	106
Less: imputed interest	-
Total lease liabilities	$106

7. Stockholder's Equity

Preferred Stock

As discussed in Note 3, Business Combination, we retroactively adjusted the shares issued and outstanding prior to July 29, 2022 to give effect to the exchange ratio established in the Business Combination Agreement to determine the number of shares of common stock into which they were converted.

Prior to the Business Combination, Legacy Apexigen had shares of $0.001 par value Series A-1, Series A-2, Series B, and Series C preferred stock outstanding, all of which were convertible into shares of common stock of Legacy Apexigen on a 1:1 basis, subject to certain anti-dilution protections. Upon the Closing, the outstanding shares of preferred stock were converted into common stock of Legacy Apexigen, and then into common stock of Apexigen at a ratio of 1:0.102448, the exchange rate established in the BCA.

	July 29, 2022 (Closing Date)
Convertible Preferred Stock	Preferred Stock Shares	Exchange Ratio	Common Stock Shares
Series A-1 (pre-combination)	39,196,116	0.102448	4,015,564
Series A-2 (pre-combination)	12,625,343	0.102448	1,293,442
Series B (pre-combination)	14,218,546	0.102448	1,456,662
Series C (pre-combination)	79,090,623	0.102448	8,102,706
Total	145,130,628		14,868,374

As of December 31, 2022, we are authorized to issue 20,000,000 shares of preferred stock with a par value of $0.0001 per share. The board of directors (the "Board") has the authority to issue preferred stock and to determine the rights, privileges, preferences, restrictions, and voting rights of those shares. As of December 31, 2022, we had no shares of preferred stock outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders of Apexigen. Subject to the preferences that may be applicable to any outstanding shares of the convertible preferred stock, the holders of the common stock are entitled to receive ratably such dividends, if any, as the Board may declare. The Board has declared no dividends to date.

At December 31, 2022, we had reserved the following shares of common stock for the following purposes:

Equity awards issued and outstanding	4,839,554
Equity awards available for future grants	1,065,423
Shares available for Employee Stock Purchase Plan	257,341
Common stock warrants	3,728,821
Total common stock reserved for issuance	9,891,139

Lincoln Park

In conjunction with the Business Combination (see Note 1), we entered into a purchase agreement (the “Lincoln Park Purchase Agreement”) and a registration rights agreement (“RRA”) with Lincoln Park in March 2022, which provides that we may sell to Lincoln Park up to $50.0 million of shares (the “Purchase Shares”) of our common stock. The aggregate number of shares that we can sell to Lincoln Park under the Lincoln Park Purchase Agreement may not exceed 4.99% of the outstanding common stock, subject to certain exceptions set forth in the Lincoln Park Purchase Agreement.

On the date of Closing, we issued 150,000 shares of common stock to Lincoln Park as an initial fee for its commitment to purchase shares of our common stock under the Lincoln Park Purchase Agreement. On the date that is 90 calendar days after the date of Closing, we were obligated to issue to Lincoln Park the lesser of (i) $1.5 million of shares of common stock at a price per share equal to the arithmetic average of the closing sale price for our common stock during the ten consecutive business days immediately preceding the share delivery date and (ii) 500,000 shares of common stock. We recorded the additional commitment shares as liability for common stock to be issued in the consolidated balance sheets upon the date of Closing. Liability for common stock to be issued was $1.4 million as of date of Closing. The liability is subject to re-measurement at each balance sheet date until issued, and any change in fair value is recognized and included as other income, net in the consolidated statements of operations and comprehensive loss. The additional commitment shares of 500,000 shares were issued in October 2022 and the liability was remeasured. Change in fair value of liability for common stock to be issued was approximately $205,000 for the year ended December 31, 2022.

Subject to the terms of the Lincoln Park Purchase Agreement, we have the right, in our sole discretion, to present Lincoln Park with a purchase notice (a “Regular Purchase Notice”), provided that the closing stock price of the common stock on the Nasdaq is not below $3.00 per share. Each Regular Purchase Notice would direct Lincoln Park to purchase up to $500,000 of Purchase Shares (a “Regular Purchase”), which amounts may be increased under certain circumstances. Lincoln Park’s committed obligation under any single Regular Purchase generally will not exceed $1.0 million. The Lincoln Park Purchase Agreement provides for a purchase price per Purchase Shares for each Regular Purchase (the “Purchase Price”) equal to the lesser of (i) the lowest sale price of the common stock on the Nasdaq on the purchase date of such shares; and (ii) the average of the three lowest closing sale prices for the common stock traded on the Nasdaq during the ten consecutive business days ending on the business day immediately preceding the purchase date of such shares.

In addition, on any date on which we submit a Regular Purchase Notice for the maximum amount allowed for such a Regular Purchase to Lincoln Park, we also have the right, in our sole discretion, to present Lincoln Park with an accelerated purchase notice (an “Accelerated Purchase Notice”), directing Lincoln Park to purchase an amount of Purchase Shares (an “Accelerated Purchase”), which number of Purchase Shares will not exceed the lesser of (i) 300% of the number of shares purchased pursuant to such Regular Purchase Notice and (ii) 30% of the total volume of shares of the common stock traded on the Nasdaq during the Accelerated Purchase period. The purchase price per Purchase Share for each such Accelerated Purchase will be equal to the lesser of 95% of (i) the volume-weighted average price of the common stock on the Nasdaq during the applicable Accelerated Purchase period on the applicable Accelerated Purchase date; and (ii) the closing sale price of the common stock on the Nasdaq on the applicable Accelerated Purchase date. Lincoln Park has no obligation to purchase shares under the Lincoln Park Purchase Agreement unless we comply with the terms of the RRA.

In September 2022, we received aggregate proceeds of $2.5 million from Regular Purchases of 616,684 shares of common stock under the Lincoln Park Purchase Agreement.

8. Public and Private Warrants

Prior to the merger, BCAC issued 2,875,000 shares of public warrants and 123,500 shares of private warrants in connection with the BCAC's initial public offering. In connection with the PIPE transaction closed on July 29, 2022 (Note 1), we issued 726,000 shares of public warrants. As of December 31, 2022, we had 3,601,000 public warrants and 123,500 private placement warrants outstanding, each with an exercise price of $11.50 per share. Each of these warrants became exercisable on August 28, 2022, which was 30 days after the Closing of the merger (see Note 3), and will expire on the fifth anniversary of the Business Combination, or earlier upon redemption or liquidation.

We may call the public warrants for redemption:

●	in whole or in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●

if, and only if, the last reported closing price of the ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

If we call the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.

The private placement warrants are identical to the public warrants, except that none of the private placement warrants will be redeemable so long as they are held by the initial purchasers or any of their permitted transferees.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price.

9. Equity Plans and Related Equity Activities

Equity Incentive Plans

In December 2010, we adopted the 2010 Stock Incentive Plan and 2010 Equity Incentive Plan, which expired in 2020. In August 2020, we adopted the 2020 Equity Incentive Plan. Upon the close of the merger (see Note 3), we adopted the 2022 Equity Incentive Plan (the 2022 Plan, the 2020 Equity Incentive Plan, the 2010 Stock Incentive Plan and the 2010 Equity Incentive Plan, collectively, the “Plans”). No further grants will be made under the 2020 Equity Incentive Plan. The 2022 Equity Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit, performance stock awards, and other forms of equity awards as described in the 2022 Equity Incentive Plan.

Initially, the maximum number of shares of common stock that we may issue under the 2022 Equity Incentive Plan is 2,573,405 shares plus any shares that may be added to the 2022 Plan’s reserve if awards from the 2010 Equity Incentive Plan or 2020 Equity Incentive Plan expire, are canceled or otherwise terminate, up to a maximum of 3,461,319 shares added from such expirations, cancellations, and terminations. As of December 31, 2022, Apexigen had reserved 5,904,977 shares of common stock for the issuance of incentive and non-statutory stock options to purchase common stock, stock awards, and restricted stock awards to employees, directors, and consultants under the Plans. The number of shares of common stock reserved for issuance under the 2022 Equity Incentive Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2023 through January 1, 2032, in an amount equal to the lesser of (1) 5.0% of the total number of shares of common stock outstanding on the last day of the calendar month before the date of each automatic increase, (2) 3,216,756 shares, or (3) such number of shares determined by the administrator of the 2022 Plan.

The Board determines the period over which options become exercisable and options generally vest over a four-year period. No option will become exercisable after the expiration of ten years from the date of grant. The term of an incentive stock option (“ISO”) granted to a 10% stockholder will not exceed five years from the date of the grant. The exercise price of an ISO and non-statutory stock option (“NSO”) will not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, and the exercise price of an ISO and NSO granted to a 10% stockholder will not be less than 110% of the estimated fair value of the shares on the date of grant.

In February 2021, we entered into a consulting agreement with a Board member and granted an option (the “Stock Option”) to acquire 20,489 shares of common stock. The Stock Option vests upon the achievement of certain performance milestones and has a ten-year term. Based on the guidance in ASC Topic 718, Stock Compensation, we concluded that the Stock Option is a performance-based stock option. As determined by the Board, we achieved one of the performance milestones under the Stock Option during 2021. As a result, 5,122 options were vested during the year ended December 31, 2021, and we recognized $20,000 of stock-based compensation expense in the year ended December 31, 2021. No other performance milestone was achieved as of December 31, 2022. The unrecognized stock-based compensation expense for this option as of December 31, 2022 is approximately $60,000.

In July 2022, we granted restricted stock awards for 23,518 shares of common stock to two former Board members of Legacy Apexigen. The weighted average grant date fair value per restricted stock awards was $10.30 and the fair value of these restricted stock awards is approximately $0.2 million. The restricted stock awards are fully vested upon grant date and $0.2 million was recorded as general and administrative expense during the year ended December 31, 2022.

In September 2022, we granted options to purchase 700,000 shares of common stock to our non-executive Board members at an exercise price of $2.65 per share pursuant to our Outside Directors Compensation Policy. These options vest over 3 years in equal annual installments. The weighted average grant date fair value per options was $1.96 and the fair value of these options is approximately $1.3 million. $0.1 million was recorded as stock-based compensation expense during the year ended December 31, 2022.

In October 2022, we granted restricted stock units for 243,618 shares of common stock to various employees. The weighted average grant date fair value per restricted stock units was $2.46 and the fair value of these restricted stock units is approximately $0.6 million. We amortize the fair value of the units on a straight-line basis over its vesting periods. The restricted stock units are 50% vested in December 2022 and 50% vested in June 2023. $0.3 million was recorded as operating expense during the year ended December 31, 2022. Tax related withholdings of restricted stock units was approximately $43,000 during 2022, which equivalent to 42,415 shares of restricted stock units forfeited to cover the tax related withholdings.

Equity Stock Purchase Plan

In August 2022, we adopted the Apexigen, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”). The ESPP provides eligible employees with a means of acquiring shares of our common stock at a discounted purchase price using their own accumulated payroll deductions. Under the terms of the ESPP, eligible employees can elect to have up to 15% of their eligible compensation, up to a maximum of $25,000 per year, withheld to purchase shares of common stock for a purchase price equal to 85% of the lower of the fair market value per share of common stock on (i) the commencement date of the 24-month offering period or (ii) the respective purchase date.

The ESPP authorizes the issuance of 257,341 shares of common stock under purchase rights granted to our eligible employees or to eligible employees of any of our designated affiliates. The number of shares of common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2023 through January 1, 2032, by the lesser of (1) 1.0% of the total number of shares of common stock outstanding on the last day of the calendar month before the date of the automatic increase, and (2) 536,126 shares; provided that before the date of any such increase, our Board may determine that such increase will be less than the amount set forth in clauses (1) and (2).

The initial offering period commenced in November 2022. As of December 31, 2022, no shares of common stock were purchased under the ESPP. There was approximately $39,000 of stock-based compensation expense related to the ESPP recognized during the year ended December 31, 2022. As of December 31, 2022, there was $0.3 million of unrecognized stock-based compensation cost related to ESPP, which we expect to recognize over a weighted average period of 1.9 years. As of December 31, 2022, 257,341 shares were available under the ESPP for future issuance.

Stock-Based Compensation

Stock-based compensation is included in the consolidated statements of operations and comprehensive loss in research and development and general and administrative expense depending on the nature of the services provided. The following table illustrates stock-based compensation expense related to equity awards granted under the Plans and ESPP recognized for years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Research and development	$583	$292
General and administrative	1,300	851
Total stock-based compensation	$1,883	$1,143

As of December 31, 2022, there was $4.2 million of unrecognized stock-based compensation cost related to equity awards granted to employees and others under the Plans and ESPP, which we expect to recognize over a weighted average period of 2.6 years.

Summary of Assumptions for Stock Options and ESPP

In determining the fair value of the stock options granted and ESPP, we used the Black-Scholes option-pricing model and the following assumptions:

	Year Ended December 31,
	2022			2021
Option Grants:
Expected term (years)	5.00	-	6.06	5.62	-	10.00
Expected volatility	71%	-	86%		88%
Risk-free interest rate	0.53%	-	4.07%	0.60%	-	1.20%
Expected dividend		0%			0%
ESPP:
Expected term (years)	0.50	-	2.00
Expected volatility	83%	-	93%
Risk-free interest rate	4.37%	-	4.60%
Expected dividend		0%

The assumptions used to determine the fair value of the equity awards are as follows:

●

Expected volatility: Because our stock is recently traded in an active market, we calculate volatility by using the historical volatilities of the common stock of comparable publicly traded companies. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the equity awards.

●	Risk-free interest rate: we base the risk-free interest rate from the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

●

Expected term: we determine the expected life of awards granted using the “simplified” method. Under this approach, we presume the expected term to be the mid-point between the weighted-average vesting term and the contractual term of the option. The simplified method makes the assumption that the award recipient will exercise share options evenly over the period when the share options are vested and ending on the date when the share options would expire.

●	Expected dividend yield: we have never paid cash dividends on its common stock and do not have plans to pay cash dividends in the future. Therefore, we use an expected dividend yield of zero.

Equity Plans' Activities

The following table summarizes the activities under the Plans (in thousands, except share and per share amounts):

	Awards Available to Grant	Number of Awards Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2021	888,435	3,536,715	$2.71
Shares authorized added to 2022 Plan	2,573,405
Shares not returned to plan	(913,842)
Options Granted	(2,097,010)	2,097,010	$3.18
Options Exercised	-	(75,550)	$1.45
Options Cancelled	839,156	(839,156)	$2.43
Restricted stock awards granted	(23,518)	23,518	$-
Restricted stock awards vested	-	(23,518)	$-
Restricted stock units granted	(243,618)	243,618	$-
Restricted stock units vested	-	(80,668)	$-
Restricted stock units forfeited	42,415	(42,415)	$-
Outstanding at December 31, 2022	1,065,423	4,839,554	$2.91	6.66	$82
Vested and exercisable at December 31, 2022		2,685,009	$2.75	4.41	$-
Vested and expected to vest at December 31, 2022		4,824,187	$2.91	6.65	$82

The weighted average grant date fair value of options granted during 2022 and 2021 was $2.30 and $3.39, respectively.

The following table summarizes information about our outstanding options as of December 31, 2022 by range of exercise prices and excludes the 120,535 shares of restricted stock units outstanding as of December 31, 2022:

			Awards Outstanding			Awards Exercisable
Range of Exercise Price			Number of Awards	Weighted-Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share	Number of Awards	Weighted-Average Remaining Contractual Term (Years)	Weighted Average Exercise Price per Share
$1.27	to	$2.65	3,103,997	6.12	$2.08	1,692,935	3.09	$1.68
$3.03	to	$4.79	1,384,481	7.55	$4.38	820,036	6.72	$4.13
$6.54	to	$7.62	230,541	6.83	$6.84	172,038	6.40	$6.69
			4,719,019	6.58	$2.99	2,685,009	4.41	$2.75

10. Commitments and Contingencies

Indemnification

As permitted under Delaware law and in accordance with our bylaws, we have agreed to indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime.

The maximum amount of potential future indemnification is unlimited. However, we currently hold director and officer liability insurance, which limits our exposure and may enable us to recover a portion of any future amounts paid. We believe that the fair value of these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations for any period presented.

We have certain agreements with service providers and other parties with which we do business that contain indemnification provisions pursuant to which we have agreed to indemnify the party against certain types of third-party claims. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Since these agreements were effective after December 31, 2022, there were no payments made by us under these agreements as of December 31, 2022. As of December 31, 2022, there was not a reasonable possibility that we had incurred a material loss with respect to indemnification of such parties. We had not recorded any liability for costs related to indemnification through December 31, 2022.

Clinical Collaborations

We have entered into a number of collaboration arrangements for the clinical development of sotigalimab with companies and academic and non-profit institutions. These arrangements specify whether we or the collaborator bears the cost of the clinical trials, and in the case of combination therapies, typically the collaborators provide the supply of such drug products while we supply sotigalimab. Our applicable share of the costs of these clinical collaborations are reflected as research and development expenses.

Upon achievement of certain regulatory and clinical milestones related to the development of sotigalimab in pancreatic cancer, we will be obligated to pay an aggregate of up to $9.5 million in cash and shares of common stock. Because we are not currently advancing the development of sotiga in pancreatic cancer, none of these milestones were probable as of December 31, 2022, and no amounts have been recognized.

Other

No liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded as it is not probable that a liability has been incurred and the amount cannot be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. We enter into contracts in the normal course of business with contract research organizations for preclinical studies and clinical trials and contract manufacturing organizations for the manufacture of clinical trial materials.

11. Income Taxes

We recorded no provision for income taxes for the years ended December 31, 2022 and 2021 was zero. We incurred net operating losses for all the periods presented.

The effective tax rate of the provision for income taxes differs from the federal statutory rate as follows:

	Year Ended December 31,
	2022	2021
Federal statutory income tax rate	21.0%	21.0%
Permanent differences	0.8%	-0.3%
Other credit	2.3%	3.2%
Other	-0.7%	-0.3%
Change in valuation allowance	-23.4%	-23.6%
	0.0%	0.0%

The components of deferred tax assets and liabilities are as follows (in thousands):

	Year Ended December 31,
	2022	2021
Deferred tax assets:
Net operating loss carry forwards	$33,333	$27,217
Tax credits	4,702	3,964
Section 174 R&D Capitalization	4,274	-
Depreciation and amortization	90	-
Stock-based compensation	666	-
Other reserves and accruals	1,462	1,334
Gross deferred tax assets	44,527	32,515

Deferred tax liabilities:
Depreciation and amortization	-	(24)
Right-of-use assets	(21)	(101)
Gross deferred tax liabilities	(21)	(125)

Valuation allowance	(44,506)	(32,390)
Net deferred tax assets	-	-

Realization of the deferred tax assets depends upon future taxable income. Since the amount and timing of future income are uncertain, the net deferred tax assets as of December 31, 2022 and 2021 have been fully offset by a valuation allowance. The valuation allowance increased by $12.1 million and $6.8 million during the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, we had federal net operating loss (“NOL”) carryforwards totaling $137.3 million. Of the $137.3 million, $109.0 million related to NOLs generated after December 31, 2017 and are carried forward indefinitely but are subject to an 80% of taxable income limitation, and $28.3 million will begin to expire in 2033. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) permits NOL carryovers and carrybacks to offset 100% of taxable income for years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years. The CARES Act did not have an impact to our NOLs. As of December 31, 2022, the Company had state NOL carryforward of $64.6 million, which will begin to expire in 2035. We also have federal and state research and development tax credits of $3.7 million and $2.5 million, respectively, as of December 31, 2022. The federal research credits will begin to expire in the year 2030, and the state research credits have no expiration date. We qualified for Federal Orphan Drug credit in 2020 and started to claim the credit for tax year 2021. As of December 31, 2022, we have federal Orphan Drug credits of $0.9 million, which will begin to expire in 2041. Our NOL and credit carryforwards may be subject to annual limitations due to ownership change provisions by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOLs and tax credits before utilization.

We elected to recognize, if incurred, interest and penalties related to liabilities for uncertain tax positions as a part of income tax expense. We have incurred no such interest and penalties to date.

We determine our uncertain tax positions based on whether and how much of a tax benefit taken by us in its tax filings is more likely than not to be sustained upon examination by the relevant income tax authorities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2022	2021
Gross unrecognized tax benefit at January 1	$1,598	$1,181
Additions for tax provision taken in the current year	405	417
Gross unrecognized tax benefit at December 31	$2,003	$1,598

We do not expect the unrecognized tax benefits to change significantly over the next 12 months. We file income tax returns in the U.S. federal jurisdiction and various states jurisdiction. We are subject to examination by the Internal Revenue Service and the state jurisdictions for all tax years.

12. Net Loss Per Share

The following outstanding potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share for the periods presented due to their anti-dilutive effect:

	December 31,
	2022	2021
Equity awards	4,839,554	3,536,780
Common stock warrants	3,728,821	13,361
Total anti-dilutive securities	8,568,375	3,550,141

13. 401(k) Plan

We have a 401(k) retirement plan that covers all employees. The 401(k) plan provides for voluntary contributions by employees of up to 100% of their eligible compensation, subject to the maximum allowed by law. Apexigen matches employee contributions up to a maximum of 4% of their salary. Apexigen recognized related expense of $177,000 and $139,000 for the years ended December 31, 2022 and 2021, respectively.

14. Subsequent Events

On January 23, 2023, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional and accredited investors (the “Investors”) pursuant to which we issued and sold to the Investors in a private placement (the “Private Placement”) an aggregate of 1,995,708 shares of our common stock, par value $0.0001 per share (“Common Stock”) and accompanying warrants (the “Warrants”) to purchase an aggregate of up to 1,995,708 additional shares of common stock at a price of $1.40 per share and accompanying Warrant. The exercise price of the Warrants is $1.40 per share. The Warrants are exercisable at any time on or after the date that is six months following the date of the issuance of the Warrants and will expire five and one-half years from the date of issuance. Brookline Capital Markets, a division of Arcadia Securities, LLC, has acted as our placement agent for the Private Placement (the “Placement Agent”).

We also entered into a letter agreement (the “Engagement Agreement”) with the Placement Agent, pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for us in connection with the Private Placement. We agreed to pay the Placement Agent a cash fee equal to 7% of the gross proceeds from the sale of the shares and accompanying Warrants in the Private Placement. The Placement Agent received warrants to purchase up to 99,785 shares of Common Stock (the “Placement Agent Warrants”) on substantially the same terms as the Warrants, except that the Placement Agent Warrants have an exercise price equal to 125% of the price paid by investors in the Private Placement, or $1.75 per share of Common Stock.

On January 30, 2023, we received aggregate gross proceeds of $2.8 million before deducting placement agent fees and estimated offering expenses payable by us. We expect the net proceeds from the Private Placement to be used for working capital purposes.

ANNEX A

Executed Version

AGREEMENT AND PLAN OF MERGER

Among

Pyxis Oncology, Inc.

Ascent Merger Sub Corp.

And

Apexigen, Inc.

Dated as of May 23, 2023

Section 3.26.	Trade Laws.	208
Section 3.27.	Brokers	208
Section 3.28.	Opinion of Financial Advisor	208
Section 3.29.	Exclusivity of Representations and Warranties	208

Exhibits

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	Knowledge Parties
Exhibit D	Calculation of Company Net Liabilities

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 9.03
Action	Section 3.10
Affiliate	Section 9.03
Agreement	Preamble
Ancillary Agreements	Section 9.03
Book Entry Shares	Section 2.02(b)
Business Data	Section 9.03
Business Day	Section 9.03
Business Systems	Section 9.03
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Preamble
Company	Preamble
Company Board	Section 3.04
Company Business	Section 9.03
Company Bylaws	Section 9.03
Company Capital Stock	Section 9.03
Company Certificate of Incorporation	Section 9.03
Company Common Stock	Section 9.03
Company DC Plans	Section 6.04(e)
Company Disclosure Schedules	Article III
Company ESPP	Section 9.03
Company Financial Statements	Section 3.07(b)
Company Intervening Event	Section 5.02(i)
Company IP	Section 9.03
Company-Licensed IP	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Material Contracts	Section 3.17(a)
Company Net Liabilities	Section 9.03
Company Plans	Section 9.03
Company Options	Section 9.03
Company Organizational Documents	Section 9.03
Company-Owned IP	Section 9.03
Company Permits	Section 3.06
Company Preferred Stock	Section 9.03
Company Products	Section 9.03
Company Recommendation	Section 5.02(d)
Company Recommendation Change	Section 5.02(d)
Company RSUs	Section 9.03
Company SEC Documents	Section 3.07(a)
Company Software	Section 9.03
Company Stockholder Approval	Section 3.19
Company Stockholders Meeting	Section 6.01(d)
Company Subsidiaries	Section 3.01(a)
Company Takeover Proposal	Section 5.02(i)
Company Transaction Litigation	Section 6.11
Company Warrant	Section 9.03
Comparable Plan	Section 6.04(c)(1)
Confidential Information	Section 9.03
Confidentiality Agreement	Section 6.02
Continuing Employee	Section 6.04(c)(1)
Contract	Section 9.03
Contribution	Section 3.14(f)
Control	Section 9.03
COVID-19	Section 9.03
COVID-19 Measures	Section 9.03
D&O Insurance	Section 6.05(a)
Data Security Requirements	Section 9.03
Development Partner	Section 9.03
Disabling Devices	Section 9.03
DGCL	Section 1.01

DTC	Section 2.02(i)
Effect	Section 9.03
Effective Time	Section 1.03
Electronic Delivery	Section 9.06
Environmental Laws	Section 9.03
Environmental Permits	Section 3.16
Equity Interest	Section 9.03
ERISA	Section 3.11(a)
Event	Section 9.03
Exchange Act	Section 9.03
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(c)(i)
FDA	Section 9.03
Federal Health Care Program	Section 9.03
Form S-4	Section 3.08
GAAP	Section 9.03
Goods	Section 3.22(a)
Governmental Authority	Section 9.03
Hazardous Substance	Section 9.03
Health Care Laws	Section 9.03
HIPAA	Section 9.03
Indemnified Party	Section 6.05(a)
Insurance Policy(ies)	Section 3.18
Intellectual Property	Section 9.03
Intended Tax Treatment	Preamble
IRS	Section 3.11(b)
Knowledge	Section 9.03
Law	Section 9.03
Lease	Section 3.13(b)
Lease Documents	Section 3.13(b)
Leased Real Property	Section 9.03
Lien	Section 9.03
Losses	Section 6.05(b)
Made Available	Section 9.03
Maximum Premium	Section 6.05(a)
Merger	Preamble
Merger Consideration	Section 2.01(c)(ii)
Merger Sub	Preamble
Nasdaq	Section 9.03
OIG	Section 9.03
Order	Section 9.03
Ordinary Course of Business	Section 9.03
Outside Date	Section 8.01(b)(i)
Owned Real Property	Section 9.03
Parent	Preamble
Parent Board	Section 4.05
Parent Bylaws	Section 9.03
Parent Capital Stock	Section 4.04(a)
Parent Certificate of Incorporation	Section 9.03
Parent Common Stock	Section 9.03
Parent Disclosure Schedules	Article IV
Parent Financial Statements	Section 4.08(b)
Parent Material Adverse Effect	Section 9.03
Parent Options	Section 2.03(a)(i)
Parent Organizational Documents	Section 9.03
Parent Permits	Section 4.07
Parent Preferred Stock	Section 4.04(a)
Parent RSUs	Section 2.03(a)(ii)
Parent SEC Documents	Section 4.08(a)
Parent Stock Plans	Section 9.03
Parent Subsidiaries	Section 4.01(a)
Permitted Expenses	Section 9.03
Permitted Lien	Section 9.03
Person	Section 9.03

Personal Information	Section 9.03
Pharmaceutical Regulatory Authorities	Section 3.25(a)
Pharmaceutical Regulatory Laws	Section 3.25(b)
Pharmaceutical Regulatory Permits	Section 3.25(a)
Plans	Section 3.11(a)
Privacy/Data Security Laws	Section 9.03
Proxy Statement	Section 9.03
Registered Company IP	Section 9.03
Related Party Agreement	Section 3.21
Related Person	Section 9.03
Reference Date	Section 3.03(a)
Reimbursement Payment	Section 6.06(c)
Release	Section 9.03
Remedies Exceptions	Section 3.04
Representative	Section 9.03
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03
Sanctions	Section 9.03
Sarbanes-Oxley Act	Section 3.07(d)
SEC	Section 9.03
Securities Act	Section 9.03
Security Incident	Section 9.03
Share Issuance	Section 1.01
Software	Section 9.03
Subsidiary	Section 9.03
Superior Company Proposal	Section 5.02(i)
Surviving Corporation	Section 1.01
Tax Return	Section 3.15(v)
Taxes	Section 3.15(v)
Top Supplier	Section 3.22(a)
Trade Laws	Section 9.03
Transactions	Section 1.01
Transfer Taxes	Section 6.08
Treasury Regulations	Section 9.03
Voting Agreements	Preamble
Willful Breach	Section 9.03
WARN Act	Section 3.12(c)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated as of May 23, 2023 (this “Agreement”), is among Pyxis Oncology, Inc., a Delaware corporation (“Parent”), Ascent Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a direct, wholly-owned subsidiary of Parent, and Apexigen, Inc., a Delaware corporation (the “Company”).

The Board of Directors of each of Parent, Merger Sub and the Company have approved (i) the merger (the “Merger”) of Merger Sub into the Company on the terms and subject to the conditions set forth in this Agreement, (ii) the Transactions and (iii) the execution, delivery and performance of this Agreement and the consummation of the Merger and the Transactions.

Parent has received voting and support agreements substantially in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company, the Company’s officers and directors and certain shareholders of the Company.

Each of the parties hereto intends that, for U.S. federal income tax purposes, (i) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the U.S. Internal Revenue Code, as amended (the “Code”), and Treasury Regulations promulgated thereunder and (ii) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent, Merger Sub and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations promulgated thereunder (clauses (i) and (ii), collectively, the “Intended Tax Treatment”).

Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

Accordingly, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

The Merger

Section 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”) under the laws of the State of Delaware. The Merger, the issuance by Parent of Parent Common Stock in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by this Agreement and the Ancillary Agreements are referred to herein as the “Transactions”.

Section 1.02. Closing. Unless this Agreement is earlier and validly terminated pursuant to Section 8.01 hereof, the closing of the Merger (the “Closing”) shall take place no later than the second Business Day following the date on which each of the conditions set forth in Article VII are satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), pursuant to an electronic exchange of documents and closing deliverables required by this Agreement, unless another time or place is mutually agreed upon in writing between Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.03. Effective Time. Before the Closing, the parties shall prepare, and on the Closing Date, the parties shall file a certificate of merger or other appropriate documents in a form reasonably agreed between the parties (in any such case, the “Certificate of Merger”) with the Delaware Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, and the parties shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date at the time specified in the Certificate of Merger (the “Effective Time”).

Section 1.04. Effects. At the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation in the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL and in this Agreement.

Section 1.05. Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit B, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended in accordance with the DGCL. In addition, at the Effective Time, Parent shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL.

Section 1.06. Directors. The directors of Merger Sub immediately before the Effective Time shall be the directors of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07. Officers. The officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Corporation immediately after and following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Shares of the
Constituent Corporations; Exchange of Shares

Section 2.01. Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of Company Common Stock or any shares of capital stock of Merger Sub or any other Person:

(a) Shares of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancelation of Treasury Shares and Parent-Owned Shares. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub and reserved for issuance and allocation shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock.

(i) Subject to Sections 2.01(b) (Cancelation of Treasury Shares and Parent-Owned Shares) and 2.02(e) (No Fractional Shares), each issued and outstanding share of Company Common Stock held by shareholders of the Company immediately prior to the Effective Time shall be cancelled and extinguished and will be automatically converted into the right to receive 0.1725 of a validly issued, fully paid and nonassessable share of Parent Common Stock (subject to adjustment as provided in Section 2.01(d) (Adjustments), the “Exchange Ratio”); and

(ii) The shares of Parent Common Stock to be issued upon the conversion of Company Common Stock pursuant to this Section 2.01(c) is referred to as the “Merger Consideration”. As of the Effective Time, all such Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Book Entry Share representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such Book Entry Share in accordance with Section 2.02 (Exchange of Shares), without interest.

(d) Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, (x) the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a stock dividend thereon shall be declared with a record date within said period or (y) the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, stock split, reverse stock split or a share dividend thereon shall be declared with a record date within said period, then in each case, the Exchange Ratio shall be appropriately and equitably adjusted.

Section 2.02. Exchange of Shares.

(a) Exchange Agent. Promptly following the Effective Time, Parent shall deposit with Broadridge Corporate Issuer Solutions, Inc. or a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, non-certificated shares of Parent Common Stock represented by book entry issuable pursuant to Section 2.01 (Effect on Shares) in exchange for outstanding Company Common Stock. Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide, or cause to be provided, to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.02(c) hereof (such shares of Parent Common Stock provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 2.01 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. The Surviving Corporation shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a non-certificated shares of Company Common Stock represented by book entry (“Book Entry Shares”) that immediately before the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01(c), (i) a letter of transmittal in a form reasonably agreed between the parties (which shall specify that delivery shall be effected, and risk of loss and title to the Book Entry Shares shall pass, only upon delivery of the Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Book Entry Shares in exchange for Merger Consideration. Upon surrender of Book Entry Shares for cancelation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock, if any, which the aggregate number of Company Common Stock previously represented by such Book Entry Shares shall have been converted pursuant to Section 2.01(c) (Conversion of Company Common Stock) into the right to receive, and the Book Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Book Entry Shares so surrendered is registered if such Book Entry Shares shall be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Book Entry Shares or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to the last sentence of Section 2.02(c), until surrendered as contemplated by this Section 2.02, each Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Stock theretofore represented by such Book Entry Share have been converted pursuant to Section 2.01(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Book Entry Share formerly representing Company Common Stock with respect to the shares of Parent Common Stock issuable upon surrender thereof until the surrender of such Book Entry Share in accordance with this Article II. Subject to applicable Law, following surrender of any such Book Entry Share, there shall be paid to the holder of the Book Entry Share representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but before such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.02(c) (Distributions with Respect to Unexchanged Shares)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any Book Entry Shares formerly representing Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares. No shareholder of Company Common Stock shall be entitled to fractional shares of Parent Common Stock in connection with the Merger Consideration received pursuant to Section 2.01 (Effect on Shares). For purposes of this Section 2.02(e), the number of shares of Parent Common Stock to which a single record shareholder of Company Common Stock would be entitled pursuant to Section 2.01(c)(i) shall be aggregated and rounded down to the nearest whole share.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Stock for 12 months from and after the Closing Date shall be delivered to Parent, upon written demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)(i).

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Book Entry Share has not been surrendered before five years after the Effective Time (or immediately before such earlier date on which Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.02(c)(i) in respect of such Book Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such shares, dividends or distributions in respect of such Book Entry Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Withholding Rights. Parent, the Company, Merger Sub and the Surviving Corporation (and their respective agents and Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, the applicable payor will be treated as though it (i) withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to such Person, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority and (ii) paid such amount of the type of consideration otherwise payable to such Person for all purposes of this Agreement.

(i) DTC Cooperation. In the event cooperation with the Depository Trust Company (“DTC”) is required to implement the purpose and effect of this Section 2.02, the parties shall cooperate in good faith with DTC, and Parent shall cause each of the Exchange Agent and the Surviving Corporation to cooperate in good faith with DTC.

Section 2.03. Company Equity Awards; ESPP.

(a) As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering any Plans) shall adopt such resolutions and take all such other actions as may be required to effect the following:

(i) At the Effective Time, each Company Option outstanding as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, cease to represent an option to purchase Company Common Stock, and shall be assumed and converted as of the Effective Time into an option to acquire, on substantially similar terms and conditions as were applicable under such Company Option, (A) the number of shares of Parent Common Stock determined by multiplying (1) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (2) the Exchange Ratio (rounded down to the nearest whole share), with (B) an exercise price per share equal to (1) the exercise price per share of such Company Option as of immediately prior to the Effective Time, divided by (2) the Exchange Ratio (rounded up to the nearest whole cent) (such options to purchase shares of Parent Common Stock, “Parent Options”); provided, that such conversion of Company Options to Parent Options shall be made in a manner that complies with Section 409A of the Code and in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 424 of the Code, with Section 424(a) of the Code.

(ii) At the Effective Time, each award of Company RSUs outstanding as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, shall be assumed and converted as of the Effective Time into an award of Parent restricted stock units (each, a “Parent RSU”), with substantially similar terms and conditions as were applicable under such Company RSU, that covers the number of shares of Parent Common Stock determined by multiplying (1) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (2) the Exchange Ratio (rounded down to the nearest whole share).

(b) If Parent so elects, and subject to compliance by the Company with Section 2.03(a), Parent may in its sole discretion assume any or all the obligations of the Company Plans (inclusive of the amount of shares (as adjusted in accordance with Section 2.01(c) hereof) that remain or may again become available for future issuance thereunder). To the extent that Parent does not elect to assume one or more of the Company Plans, in response to written notice from Parent delivered not less than 10 Business Days prior to the Effective Time, at or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take all steps necessary to cause such Company Plan(s) to terminate at or prior to the Effective Time.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Options and the vesting of the Company RSUs assumed in accordance with this Section 2.03. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Company Options and Company RSUs and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options or Company RSUs remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Company Plans assumed pursuant to this Section 2.03 in a manner that complies with Rule 16b-3 of the SEC to the extent the applicable Company Plan complied with such rule before the Merger. Before the Effective Time, each of Parent and the Company shall cause any dispositions of shares of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b‑3 promulgated under the Exchange Act.

(d) As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Plans) shall adopt such resolutions and take all such other actions as may be required to, in accordance with the terms of the Company ESPP (1) provide that no new offering period or purchase period shall commence after the date hereof under the Company ESPP; (2) cause any purchase period and offering period that would otherwise be outstanding at the Effective Time, if any, to be terminated no later than one Business Day prior to the date on which the Effective Time occurs; (3) make any pro rata adjustments that may be necessary to reflect the shortened purchased period or offering period, but otherwise treat such shortened offering period as a fully effective and completed purchase period or offering period for all purposes pursuant to the Company ESPP; and (4) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP. On such exercise date, if any, referred to in clause (4) of the preceding sentence, the Company will apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date. Immediately prior to and effective as of the Effective Time, the Company will terminate the Company ESPP.

Section 2.04. Company Warrants. At the Effective Time and in accordance with the terms of the Company Warrants, each Company Warrant outstanding as of immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock, and shall be assumed and converted as of the Effective Time into a warrant to acquire, on substantially similar terms and conditions as were applicable under such Company Warrant, (A) a number of shares of Parent Common Stock determined by multiplying (1) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time by (2) the Exchange Ratio (rounded down to the nearest whole share), with (B) an exercise price per share equal to (1) the exercise price per share of such Company Warrant as of immediately prior to the Effective Time, divided by (2) the Exchange Ratio (rounded up to the nearest whole cent) (with any fractional shares to be dealt with in accordance with the terms of such Company Warrants).

ARTICLE III

Representations and Warranties of the Company

Except (a) as set forth in the disclosure schedules delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedules”) or (b) as disclosed in the Company SEC Documents (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included in such Company SEC Documents to the extent they are predictive or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 3.01. Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (each, a “Company Subsidiary” and collectively, the “Company Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted except where the failure to have such power and authority would not be material to the Company and the Company Subsidiaries, taken as a whole. Section 3.01(a) of the Company Disclosure Schedules lists each Company Subsidiary and its jurisdiction of organization. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Company Material Adverse Effect.

(b) Other than the Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other entity.

Section 3.02. Certificate of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents. No Company Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents, except for such violations that would not have a Company Material Adverse Effect.

Section 3.03. Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 20,000,000 shares of Company Preferred Stock. At the close of business on May 19, 2023 (the “Reference Date”), (i) 24,677,587 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, (iii) 4,583,882 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options (the “Company Option”) granted pursuant to the Company Plans or otherwise, (iv) 971,639 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company RSUs granted pursuant to the Company Plans or otherwise, and (v) Company Warrants to purchase 5,824,255 shares of Company Common Stock are issued and outstanding. Section 3.03(a) of the Company Disclosure Schedules sets forth for each Company Subsidiary, the amount of its authorized capital stock, the amount of its issued and outstanding capital stock and the record owners of its issued and outstanding capital stock. Except as set forth on Sections 3.03(c), (d), (e) and (g) of the Company Disclosure Schedules, there are no other shares or other equity securities of any Company Subsidiary issued, reserved for issuance or outstanding as of the date hereof. All of the issued and outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by the Company, free and clear of all liens (other than Permitted Liens).

(b) Other than the Company Options, Company RSUs, and the Company Warrants, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Common Stock, Company Preferred Stock or any of the equity interests or other securities of the Company or any Company Subsidiary. As of the date hereof, except as set forth on Section 3.03(a) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary owns any equity interests in any person.

(c) Section 3.03(c) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company Option outstanding: (i) the name of the holder of the Company Option; (ii) whether or not the Company Option was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company Option; (iv) the exercise or purchase price of such Company Option; (v) the date on which such Company Option was granted; and (vi) the date on which such Company Option expires. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock award agreements evidencing such Company Options. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company Options under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company Options (other than promises to grant options to prospective employees or new hires in the ordinary course of business which have yet to be granted, which are set forth on Section 3.03(c) of the Company Disclosure Schedules).

(d) Section 3.03(d) of the Company Disclosure Schedules sets forth, the following information, as of the date hereof, with respect to each Company RSU outstanding: (i) the name of the Company RSU recipient; (ii) whether or not the Company RSU was granted pursuant to the Company Plans, and if so, the specific Company Plan; (iii) the number of shares of the Company subject to such Company RSU; (iv) the date on which such Company RSU was granted; and (v) the date on which such Company RSU vests. The Company has Made Available an accurate and complete copy of the Company Plans pursuant to which the Company has granted the Company RSUs that are currently outstanding and the form of all stock award agreements evidencing such Company RSUs. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The treatment of Company RSUs under Section 2.03 hereof is permitted under the Company Plans, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of any holder thereof. As of the date hereof, the Company has no outstanding commitments to grant Company RSUs (other than promises to grant restricted stock units to prospective employees or new hires in the ordinary course of business which have yet to be granted, which are set forth on Section 3.03(d) of the Company Disclosure Schedules).

(e) Section 3.03(e) of the Company Disclosure Schedules sets forth the following information, as of the date hereof, with respect to each Company Warrant outstanding: (i) the name of the holder of such Company Warrant; (ii) the number of shares of the Company subject to such Company Warrant; (iii) the exercise or purchase price of such Company Warrant; (iv) the date on which such Company Warrant was granted; and (v) the date on which such Company Warrant expires. The Company has Made Available an accurate and complete copy of each Company Warrant. All shares of the Company subject to issuance pursuant to any Company Warrant, upon issuance on the terms and conditions specified therein, will be duly authorized, validly issued, fully paid and nonassessable. The Company has, as of the date hereof, reserved 5,824,255 shares of Company Common Stock for future issuance pursuant to the Company Warrants.

(f) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(g) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option or Company RSU as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company and each Company Subsidiary, all outstanding Company Options, Company RSUs and Company Warrants have been issued and granted in compliance with (A) all applicable securities laws and other applicable laws and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party.

(h) All outstanding shares of Company Capital Stock have been issued and granted in (i) transactions exempt from registration under the Securities Act and the rules and regulations promulgated thereunder and all applicable state securities or “blue sky laws”, and (ii) compliance with (A) applicable securities Laws and other applicable Laws, in all material respects, and (B) any pre-emptive rights and other similar requirements set forth in applicable Contracts to which the Company or any Company Subsidiary is a party.

Section 3.04. Authority Relative to this Agreement; Execution; Enforceability. The Company has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than, with respect to the Merger, the Company Stockholder Approval, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of the Company, and (iii) recommending that the Company’s shareholders approve the Merger. To the Knowledge of the Company, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance, or any other Transaction.

Section 3.05. No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 3.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the Company Organizational Documents, (ii) to the Knowledge of the Company and assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) to the Knowledge of the Company, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or material asset of the Company or any Company Subsidiary pursuant to, any Company Material Contract or any Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 3.06. Permits; Compliance. To the Knowledge of the Company, the Company and each Company Subsidiary is, and has been at all times, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for the Company or any Company Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not be material to the Company and the Company Subsidiaries, taken as a whole. No suspension, revocation, cancellation or termination of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, neither the Company nor any Company Subsidiary (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Company Permit, except where the default or violation of such Company Permit would not be material to the Company and the Company Subsidiaries, taken as a whole, nor (ii) has received any written notice or other communication from a Governmental Authority regarding any violation of any such Company Permits, that it intends to cancel, terminate, modify or not renew any such Company Permit, except, in each case, where such default, violation or notice would not be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) to the Knowledge of the Company, any Laws applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except where the default, breach or violation would not be material to the Company and the Company Subsidiaries, taken as a whole, or (b) any Company Material Contracts or Company Permits, except where the default, breach or violation of the Company Material Contracts or Company Permits would not have a Company Material Adverse Effect.

Section 3.07. SEC Documents; Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC (the “Company SEC Documents”) since February 2, 2021 and prior to the date of this Agreement. As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company filed with the Company SEC Documents (the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders' equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, all in accordance with GAAP. The Company Financial Statements: (i) have been prepared from the books and records of the Company and the Company Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein and, in the case of unaudited interim financial statements as may be permitted by the SEC for Quarterly Reports on Form 10-Q); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements. The books and records of the Company and the Company Subsidiaries, are true and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c) Neither the Company nor any Company Subsidiary has any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of the Company or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Company Financial Statements, (iii) arising pursuant to this Agreement or the Ancillary Agreements or incurred in connection with the Transactions, (iv) fees and expenses payable to any accountant, outside legal counsel or financial advisor which are incurred in connection with the negotiation of this Agreement or the consummation of the Transactions, or (v) as would not be material to the Company and the Company Subsidiaries, taken as a whole. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d) The Company maintains, and at all times since February 2, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(e) The Company maintains, and at all times since February 2, 2021, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) The Company is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq.

(g) Except for matters resolved prior to the date hereof, since February 2, 2021, (i) none of the Company, any Company Subsidiary or any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company and the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company and the Company Subsidiaries have engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements and (ii) neither the Company nor any Company Subsidiary has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Company’s auditors.

(h) As of the date hereof, the Company Net Liabilities are as set forth on Exhibit D.

Section 3.08. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or Parent’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their officers, directors, representatives, agents or employees in writing for inclusion or incorporation by reference in the Proxy Statement.

Section 3.09. Absence of Certain Changes or Events. Since December 31, 2022 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Company SEC Documents, (a) the Company and each Company Subsidiary has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) neither the Company nor any Company Subsidiary has sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Company Material Adverse Effect, and (d) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would require the consent of Parent under Section 5.01(a) (Conduct of Business of the Company), other than with respect to Section 5.01(a)(7).

Section 3.10. Absence of Litigation. There is no litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or any directors, officers or employees thereof in their capacity as such, or any property or asset of the Company or any Company Subsidiary before any Governmental Authority. Section 3.10 of the Company Disclosure Schedules sets forth all Actions since February 2, 2021. None of the Company, any Company Subsidiary, nor any material property or asset of the Company or any Company Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 3.11. Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules has a complete list of all material Plans. “Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, commission, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, offer letter, employment, fringe benefit, sick pay and vacation or other paid time off plans or arrangements or other compensation and employee benefit plans, programs or arrangements, in each case which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director and/or consultant of the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has or could incur any liability (contingent or otherwise).

(b) With respect to each material Plan, the Company has Made Available, if applicable, a true and complete copy, as applicable, of the material documents pursuant to which such Plan is maintained, funded or administered. To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the Internal Revenue Service (“IRS”), United States Department of Labor or any other Governmental Authority with respect to any Plan. Neither the Company nor any Company Subsidiary has ever maintained, established, sponsored, participated in or contributed to any self-insured or self-funded arrangement that provides group health benefits to employees or their dependents (including any such Plan pursuant to which a stop loss policy or contract applies).

(c) None of the Plans is or was within the past six (6) years, nor does the Company, any Company Subsidiary nor any ERISA Affiliate have nor may they have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. No Plan that is intended to be qualified under Section 401(a) of the Code has ever held employer securities or employer real property as a plan asset. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company or any Company Subsidiary, as applicable, would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d) Neither the Company nor any Company Subsidiary is nor will it be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person directly as a result of any Transaction contemplated by this Agreement, nor will any such transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual.

(e) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Plan is and has been operated and maintained in accordance with its terms and, in compliance with the requirements of all applicable Laws including, without limitation, ERISA and the Code. To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, no Action is pending or threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that would reasonably be expected to give rise to any such Action.

(f) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and is entitled to rely on a favorable opinion letter from the IRS, and, to the knowledge of the Company, no fact or event has occurred since the date of such opinion letter from the IRS that would reasonably expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(g) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company.

Section 3.12. Labor and Employment Matters.

(a) Section 3.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all employees of the Company and each Company Subsidiary as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, that sets forth for each such individual the following, in each case, as of the date hereof (except as specified in clause (viii) or (viii), which shall be as of the dates specified therein): (i) title or position (including whether full or part time); (ii) work location; (iii) employing entity; (iv) hire date; (v) status as exempt or non-exempt from wage and hour requirements; (vi) current annual base compensation rate (or, for hourly employees, the applicable hourly compensation rate); (vii) target cash commission, bonus or other cash-based incentive based compensation target for 2023; (viii) accrued paid time off as of December 31, 2022; and (ix) anticipated return to work date if employee is on a leave of absence. As of the date hereof, all compensation, including wages, commissions and bonuses and any severance, due and payable to all current and former employees of the Company and each Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or are accrued in full in the Company’s financial statements). All employees of the Company and each Company Subsidiary are employed at-will (other than any jurisdiction where at-will employment is not permitted by Law).

(b) Neither the Company nor any Company Subsidiary is, nor has been for the past five years, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, (i) are there any activities or proceedings of any labor union to organize any such employees, (ii) neither the Company nor any Company Subsidiary has a duty to bargain with any such union or organization with respect to wages, hours or other terms and conditions of employment of any of their employees; (iii) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or similar state or foreign agency; and (iv) there has never been, nor, to the Knowledge of the Company, has there ever been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute with respect to the Company or any Company Subsidiary.

(c) The Company and each Company Subsidiary is and has been in compliance in all material respects with all applicable Laws and contracts relating to labor and employment, including Laws relating to employment practices, employment discrimination, harassment and retaliation, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local Laws), immigration, meal and rest breaks, payroll documents and wage statements, pay equity, affirmative action obligations, workers’ compensation, the classification of employees and independent contractors and other individual service providers, whistleblower protection, family and medical leave, sick leave, occupational safety and health requirements (including any federal, state or local Laws and orders by Governmental Authorities related to COVID-19), and all Laws related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums and social contributions as required by the appropriate Governmental Authority and is not liable for any arrears of wages, taxes, social contributions, penalties or other sums for failure to comply with any of the foregoing. Neither the Company nor any Company Subsidiary has any material liability for the misclassification of any current or former employee as exempt under the Fair Labor Standards Act and applicable state wage and hour Laws. Neither the Company nor any Company Subsidiary has any material liability relating to the misclassification of any Person as an independent contractor rather than an employee. There have been no misclassification claims filed or threatened against the Company or any Company Subsidiary by any current or former employees, independent contractors or temporary workers or by any Governmental Authority. Currently and during the past four (4) years, there is no and there have not been any pending or threatened Actions, or, to the Knowledge of the Company, any threatened Actions, involving the Company or any Company Subsidiary with respect to labor or employment matters, including any claims relating to unfair labor practices, discrimination, harassment, retaliation, or equal pay. Neither the Company nor any Company Subsidiary has, and within the last four (4) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters.

(d) (i) The Company and each Company Subsidiary has complied and is in compliance in all material respects with, has not materially violated, and is not in material violation of, and has not received any notices of material non-compliance or violation or alleged material non-compliance or violation with respect to, any Law relating or pertaining to COVID-19; and (ii) the Company and each Company Subsidiary has taken reasonable steps to minimize potential workplace exposure in light of COVID-19.

(e) There has been, and as currently contemplated as of the date of this Agreement, will be, no layoff, plant closing, termination, redundancy or any other forms of employment losses in the six-month period prior to Closing that would trigger the obligations of the Company or any Company Subsidiary under the WARN Act or similar state, local or foreign Laws.

(f) With respect to each current independent contractor of the Company or any Company Subsidiary, Section 3.12(f) of the Company Disclosure Schedules sets forth for each such person (i) their role in the business of the Company or such Company Subsidiary; (ii) the initial date they were retained to perform services; (iii) the primary location from which services are performed; (iv) their fee or compensation arrangements; (v) whether engaged directly or through a staffing agency; and (vi) any notice required for termination of their engagement.

(g) Except as would not result in material liability, neither the Company nor any Company Subsidiary has properly completed all reporting and verification requirements pursuant to Law regarding work authorization and immigration for all of its employees, including the Form I-9 and has retained for each former and current employee the Form I-9 for the periods required to comply with the Immigration Reform and Control Act of 1986, and has otherwise complied with such Laws, including (without limitation) the Immigration Act of 1990 and the Illegal Immigration Reform and Immigrant Responsibility Act of 1996 (IIRIRA).

(h) Neither Company nor any Company Subsidiary has entered into a Contract to settle any claims of sexual harassment or sexual misconduct by any officer, director or employee of the Company or any Company Subsidiary.

Section 3.13. Real Property; Title to Assets.

(a) Neither the Company nor any Company Subsidiary has any Owned Real Property.

(b) The Company has Made Available true, correct and complete copies of each lease, sublease and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, a “Lease”), and each material amendment related thereto (collectively, the “Lease Documents”). There are no leases, subleases, concessions or other contracts by the Company or any Company Subsidiary granting to any person other than the Company or any Company Subsidiary the right to use or occupy any real property, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Knowledge of the Company, by the other party(ies) to such Leases, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

(c) Neither the Company nor any Company Subsidiary has leased, subleased, sublicensed or otherwise granted to any person any current or future right to use, occupy or possess any portion of the Leased Real Property.

(d) There are no contractual or legal restrictions (other than any COVID-19 Measures) that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, be material.

(e) To the Knowledge of the Company, there are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not be material to the Company and the Company Subsidiaries, taken as a whole.

(f) There are no ongoing “landlord construction work” or “tenant improvement work” projects remaining to be completed at any Leased Real Property in accordance with any Lease (other than periodic activity that does not materially interfere with the Company’s business).

(g) The Company or a Company Subsidiary, as applicable, has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.14. Intellectual Property; Data Security & Cyber Security.

(a) Agreements Related to Company IP.

(1) Disclosure of Outbound Licenses. Except for confidentiality agreements, material transfer agreements, and agreements with service providers and manufacturers, Section 3.14(a) of the Company Disclosure Schedules identifies a complete and accurate list of all Contracts pursuant to which the Company, any Company Subsidiary, or any existing or future affiliate thereof granted or is required to grant to any Person any right under or license (expressly, by implication, by estoppel or otherwise), any covenant not to assert or sue or other immunity from suit under or any other rights, to any current or future Company IP, or where the Company, any Company Subsidiary, or any existing or future affiliate thereof has undertaken or assumed any obligation not to assert any current or future Company IP against any Person prior to asserting any Company IP against any other Person or any obligation to exhaust remedies as to any Company IP against one or more Persons prior to seeking remedies against any other Person. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a)(1) of the Company Disclosure Schedules.

(2) Disclosure of Inbound Licenses. Section 3.14(a) of the Company Disclosure Schedules provides a complete and accurate list of all Contracts for material Company-Licensed IP. The Company has Made Available all such Contracts for Company-Licensed IP.

(3) Disclosure of Other Intellectual Property Agreements. Section 3.14(a) of the Company Disclosure Schedules sets forth a complete and accurate list of all Contracts as follows: (A) regarding joint development of any Company Products, other than agreements with service providers; (B) by which the Company, any Company Subsidiary, or any existing or future affiliate of the Company or any Company Subsidiary, grants, granted or is required to grant any ownership right or title to any material Intellectual Property, (C) by which the Company or any Company Subsidiary is assigned or granted an ownership interest in any material Intellectual Property (other than written agreements with employees and independent contractors that assign or grant to the Company or any Company Subsidiary ownership of Intellectual Property developed in the course of providing services to the Company or any Company Subsidiary); (D) under which the Company or any Company Subsidiary grants or receives an option or right of first refusal or negotiation relating to any material Intellectual Property, and identifies the counterparty thereto and identifies whether such option is granted or received by the Company or any Company Subsidiary; (E) regarding the Company or any Company Subsidiary granting any Person most favored nations status in terms of pricing, royalties, license fees or other contractual terms and conditions, (F) the Company or any Company Subsidiary being granted most favored nations status in terms of pricing, royalties, license fees or other contractual terms and conditions, and (G) materially limiting the Company’s or any Company Subsidiary’s ability to transact business in any market, field or geographical area or with any Person and the nature of the limitation, or that materially restricts the performance, use, sale, transfer, delivery or licensing of Company-Owned IP or Company Products, including any covenant not to compete. The Company has Made Available all Contracts listed or required to be listed in Section 3.14(a) of the Company Disclosure Schedules.

(4) Royalties. Except under those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary has any obligation to pay any royalties, license fees or other amounts or provide or pay any other consideration to any Person by reason of ownership, use, exploitation, practice, sale or disposition of any Intellectual Property (or any tangible embodiment thereof) or reproducing, making, using, selling, offering for sale, distributing or importing any Company Product. The Closing of the Transactions contemplated by this Agreement will not result in any increase or other change to any such royalties, license fees or other amounts or consideration or cause any milestone, success or other contingent payment to come due.

(5) Indemnification. Except for those Contracts that have been Made Available and identified in Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary has entered into any Contract to defend, indemnify or hold harmless any Person against any charge of infringement, misappropriation, violation or similar claims with respect to any Intellectual Property (excluding indemnities contained in the purchase, services, or sale agreements entered into in the ordinary course of business or indemnification agreements with Company’s or any Company Subsidiary’s directors and officers). No Person has provided to the Company or to any Company Subsidiary any written request, and to the Knowledge of the Company, no Person has provided to the Company or any Company Subsidiary any verbal request, that the Company or any Company Subsidiary defend or indemnify such Person from a third party claim, suit or action related to an allegation that any Company Product infringes, violates or misappropriates a third party’s Intellectual Property.

(6) No Breach. Neither the Company nor any Company Subsidiary is, nor, to the Knowledge of the Company, is any other Person, in material breach of any term or covenant of any Contract between Company or any Company Subsidiary, on the one hand, and any of its employees, consultants or independent contractors, on the other hand, relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or using trade secrets or proprietary information of others without permission; nor, to the Knowledge of the Company, has any employee, consultant or independent contractor of the Company or any Company Subsidiary developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Company Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work, and neither the Company nor any Company Subsidiary has notified any Person and no Person has notified the Company or any Company Subsidiary in writing of any such breach.

(7) No Affiliate Licenses. Except for those Contracts that are identified in Section 3.14(a) of the Company Disclosure Schedules and have been Made Available, there are no Contracts pursuant to which the Company, any Company Subsidiary or any existing or future affiliate of the Company or any Company Subsidiary granted or is required to grant to any Person any rights under the Intellectual Property of any affiliate of the Company or any Company Subsidiary (other than Intellectual Property owned or controlled by the Company or any Company Subsidiary as of the Closing Date).

(8) For purposes of this Section 3.14(a), the Company may schedule all responsive information to be disclosed pursuant to clauses (1) through (7) above on a single schedule, without identifying the specific clause(s) to which the disclosure is made.

(b) Section 3.14(b) of the Company Disclosure Schedules provides a complete and accurate list of all of the following: (i) Registered Company IP (showing in each, as applicable, the application date, application number, registration date (if applicable) and registration number, and the jurisdiction, office or treaty in which or under which such Registered Company IP was filed); (ii) other Company-Owned IP material to the Company Business, including material unregistered trademarks or copyrights and material Company Software; and (iii) all contracts or agreements to use any Company-Licensed IP that are material to the Company Business, including for Intellectual Property rights incorporated in or necessary for any Company Products. The Company IP Made Available constitutes all material Company IP rights necessary for or otherwise used or held for use in the operation of the Company Business.

(c) The Company or a Company Subsidiary, as applicable, solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens or licenses granted to third parties under Contracts that have been disclosed under this Section 3.14), all right, title and interest in and to the Company-Owned IP and the Company or a Company Subsidiary, as applicable, has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP used by it in the Company Business. The consummation of the Transactions will not result in the loss or impairment of the Company’s or any Company Subsidiary’s, as applicable, right to own or use any Company IP. Immediately subsequent to the Closing, the Company IP shall be owned or available for use by the Company or any Company Subsidiary, as applicable, on terms and conditions identical to those under which they own or use the Company IP immediately prior to the Closing, without payment of additional fees. The Company IP constitutes all material Intellectual Property used in the Company Business and all material Intellectual Property that will be used by the Company or any Company Subsidiary immediately following the Closing. All issued patents within the Company-Owned IP are subsisting and, to the Knowledge of the Company, valid and enforceable. To the Knowledge of the Company, Registered Company IP have been prosecuted in compliance with all applicable legal requirements except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business. Except for Intellectual Property that has been abandoned or been allowed to lapse in the ordinary course of business, there is no loss or expiration of any of the Company-Owned IP or, to the Knowledge of the Company, Company-Licensed IP pending, and to the Knowledge of the Company, no such loss or expiration is threatened.

(d) The Company and each Company Subsidiary has taken and take reasonable actions to maintain, protect and enforce its Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, Personal Information and other Confidential Information and to otherwise protect the Company-Owned IP. Neither the Company nor any Company Subsidiary has disclosed any trade secrets, or, to the Knowledge of the Company, Personal Information or other Confidential Information, in each case, that is material to the business of the Company or any Company Subsidiary to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such trade secrets, Personal Information and other Confidential Information in accordance with the terms of such confidentiality agreement.

(e) There have been no claims filed and served, or, to the Knowledge of the Company, threatened in writing (including email), against the Company or any Company Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP or, to the Knowledge of the Company, material Company-Licensed IP (other than in the ordinary course of prosecution of any such Company-Owned IP), or (B) (i) alleging any infringement, violation or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or unsolicited offers to license any Intellectual Property rights from any other person); (ii) to the Knowledge of the Company, the operation of the Company Business (including the use, development, manufacture, marketing, license, sale, distribution or furnishing of any Company Products or use of any Company IP) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons or constitute, unfair competition or trade practices under the Laws of any applicable jurisdiction; (iii) to the Knowledge of the Company, no person, including any employee or former employee of the Company or any Company Subsidiary, has infringed, misappropriated or violated any of the Company-Owned IP; (iv) none of the Company-Owned IP or Company Products is subject to any proceeding, or outstanding order, agreement, settlement or stipulation restricting in any manner the use, enforcement, development, manufacture, marketing, licensing, sale, distribution, furnishing or disposition by the Company or any Company Subsidiary of any Company-Owned IP, or any Product; and (v) neither the Company nor any Company Subsidiary has received any formal written opinions of counsel regarding any of the foregoing.

(f) All employees, independent contractors, consultants or other vendors of the Company and each Company Subsidiary who have contributed, developed or conceived any material Intellectual Property (i) for or on behalf of Company or any Company Subsidiary, or (ii) in the course of and related to his, her or its relationship with the Company or any Company Subsidiary (in each case a “Contribution”) have executed valid, written agreements with the Company or any Company Subsidiary, substantially in the form Made Available, and pursuant to which such persons have irrevocably assigned to the Company or any Company Subsidiary all of their entire right, title, and interest in and to any Contribution. All such assignments are enforceable and fully effective to vest sole and exclusive ownership of any and all Contributions in the Company or any Company Subsidiary and were made in compliance with all requirements of applicable Law, including if required, a timely agreement formalizing such transfer, payment of remuneration, and registration with the applicable Governmental Authority. To the Knowledge of the Company, no current or former officer, employee, consultant or independent contractor of the Company or any Company Subsidiary: (A) is, nor has been, in violation of any term or covenant of any agreement (including, without limitation, any employment or settlement agreement or stipulation) with any other person, or any order or judgment of any court, arbitrator or other Governmental Authority, by virtue of such employee, consultant or independent contractor being employed by, performing services for, or developing Intellectual Property used by the Company or any Company Subsidiary, or is, nor has been while such employee, consultant or independent contractor has been employed by, performed services for, or developed Intellectual Property used by the Company or any Company Subsidiary using trade secrets or proprietary information of others without permission; (B) has any right, license, claim or interest whatsoever in or with respect to any material Company-Owned IP, or (C) has developed any Intellectual Property for the Company or any Company Subsidiary that is material to the Company and the Company Subsidiaries, taken as a whole, and is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights in or to such Intellectual Property.

(g) The Company or a Company Subsidiary owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the Company Business. To the Knowledge of the Company, there has never been any material failure with respect to any of the Business Systems that has not been remedied.

(h) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary (i) currently and previously has complied with all applicable Privacy/Data Security Laws, and (ii) has implemented and maintained, or has required third parties that process Personal Information or Confidential Information for or on behalf of the Company and any Company Subsidiary to implement and maintain, reasonable data security safeguards designed to protect the security and integrity of its Business Systems, Personal Information, Confidential Information and any Business Data as required by applicable Privacy/Data Security Laws, including implementing industry standard procedures preventing unauthorized access and the introduction of Disabling Devices. Neither the Company nor any Company Subsidiary has inserted, and, to the Knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems or Product components. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, since December 31, 2020, neither the Company nor any Company Subsidiary has, to the Knowledge of the Company, (x) experienced any data security breaches that were required to be reported under applicable Privacy/Data Security Laws; or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any person, or received any claims or complaints, in each case, regarding the processing, collection, disclosure, dissemination, storage, security, sale, or use of Personal Information or Confidential Information, or the violation of any applicable Data Security Requirements. To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has valid rights required under applicable Privacy/Data Security Laws to process all Personal Information and Confidential Information that is processed by or on behalf of the Company or any Company Subsidiary, as applicable, and the execution, delivery, or performance of this Agreement will not result in any violation by the Company or any Company Subsidiary of any applicable Privacy/Data Security Law.

(i) During the past six (6) years, neither the Company nor any Company Subsidiary has received any written, or to the Knowledge of Company, oral, notice from any Governmental Authority or any person that alleges that the Company or any Company Subsidiary is not in compliance with HIPAA or any Privacy/Data Security Laws, except as would not be material to the Company and the Company Subsidiaries, taken as a whole. To the Knowledge of the Company, none of the Company, any Company Subsidiary, or any of their respective officers, directors, members or employees is under investigation by any Governmental Authority, including the United States Department of Health and Human Services Office for Civil Rights, United States Department of Justice, Federal Trade Commission, or the Attorney General of any state, for a violation of any Privacy/Data Security Laws.

(j) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has all rights required under applicable Privacy/Data Security Law to use, exploit, publish, reproduce, process, distribute, license, sell, and create derivative works of the Business Data, in whole or in part, in the manner in which the Company or any Company Subsidiary, as applicable, receives and uses such Business Data prior to the Closing Date. No employee, officer, director, or agent of Merger Sub or Parent has been debarred or otherwise forbidden by any applicable Law or any Governmental Authority (including judicial or agency order) from involvement in the operations of a business such as that of the Company or any Company Subsidiary.

(k) All current officers, management employees and technical and professional employees of the Company and any Company Subsidiary are under written obligation to the Company or such Company Subsidiary, as applicable, to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company or any Company Subsidiary all Intellectual Property made by them within the scope of their employment during such employment. To the Knowledge of the Company, no past or current officers, management employees and technical or professional employees of the Company or any Company Subsidiary are in material breach of any such obligations to the Company or any Company Subsidiary.

(l) Except under those Contracts that have been Made Available, no funding and no personnel, facilities or other resources of any Governmental Authority, university, college, other similar institution, or research center were used in the development of any Company-Owned IP, nor does any such person have any rights, title or interest in or to any Company-Owned IP.

Section 3.15. Taxes.

(a) The Company and each Company Subsidiary: (i) has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any Company Subsidiary is otherwise obligated to pay, except with respect to Taxes that are being contested in good faith and are disclosed in Section 3.15(a) of the Company Disclosure Schedules; (iii) with respect to all Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) has provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of the Company, for any Taxes of the Company or any Company Subsidiary that have not been paid, whether or not shown as being due on any Tax Return. Neither the Company nor any Company Subsidiary has requested or entered into a closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement or similar agreement with any taxing authority that would reasonably be expected to affect the Taxes of the Company or any Company Subsidiary after the Closing Date.

(b) Neither the Company nor any Company Subsidiary is a party to, nor is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses), nor does the Company or any Company Subsidiary have a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes.

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into or created on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date outside the ordinary course of business; or (vi) an election pursuant to Section 965(h) of the Code.

(d) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts, or benefits under any Plan, paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(e) Neither the Company nor any affiliate of the Company has made any payments, or is obligated to make any payments or is a party to any plan, Contract, or other arrangement that would reasonably be expected to obligate the Company or any affiliate of the Company or successor to make any payments or provide any benefits that would not be deductible under Section 280G of the Code or result in the payment of an excise tax by any Person under Section 4999 of the Code, in each case, as a result of the execution and delivery of this Agreement or the consummation of the Transactions.

(f) To the Knowledge of the Company and except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been documented, administered and operated in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no Tax under Section 409A(a)(1)(B) of the Code has been or will be incurred by a participant in any such Plan. Neither the Company nor any Company Subsidiary is a party to, or otherwise obligated under, any contract that provides for a reimbursement or gross up of Taxes to any employee, including without limitation any Tax imposed by Section 4999 of the Code or Section 409A of the Code and any similar state Law.

(g) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group of which the Company was the common parent).

(h) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (other than an agreement, contract, arrangement or commitment entered into the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise.

(i) Neither the Company nor any Company Subsidiary (i) have any written request for a ruling in respect of Taxes pending between the Company or any Company Subsidiary on the one hand and any Tax authority on the other hand; and (ii) has not entered into any closing agreement, private letter ruling technical advice memoranda or similar agreements with any Tax authority.

(j) The Company has Made Available true, correct and complete copies of the U.S. federal income Tax Returns filed by the Company and each Company Subsidiary for tax years 2020 and 2021.

(k) Neither the Company nor any Company Subsidiary has in any of the past three (3) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing or, to the Knowledge of the Company, has threatened to assert against the Company or any Company Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(n) There are no Tax liens upon any assets of the Company or any Company Subsidiary except for Permitted Liens.

(o) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p) Neither the Company nor any Company Subsidiary owns any interest in a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(q) Neither the Company nor any Company Subsidiary has received written notice from a non-United States taxing authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) has an office or fixed place of business in a country other than the country in which it is organized.

(r) Neither the Company nor any Company Subsidiary has applied for and has not received a “Paycheck Protection Program” loan through the U.S. Small Business Administration under The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

(s) Neither the Company nor any Company Subsidiary has taken any credits, deferrals, or any other payroll tax relief under The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (03/27/2020).

(t) The Company and each Company Subsidiary is in compliance in all material respects with all applicable transfer pricing Laws.

(u) Neither the Company nor any Company Subsidiary has taken any action, and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Transactions from qualifying for the Intended Tax Treatment.

(v) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes,”) includes (A) all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, social insurance, customs, duties, tariffs, occupancy and other fees, assessments or governmental charges in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) all amounts described in clause (A) above payable as a result of having been a member of an affiliated group or as a result of successor or transferee liability, or by contract or pursuant to any Law; and (ii) the term “Tax Return” includes all returns and reports (including customs entries and summaries, elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) supplied or required to be supplied to a Tax authority relating to Taxes.

Section 3.16. Environmental Matters. (a) Neither the Company nor any Company Subsidiary has violated in any material respect since February 2, 2021 and is not in violation in any material respect of applicable Environmental Law; (b) to the Knowledge of the Company, there has been no Release of Hazardous Substances at any of the properties currently or formerly leased or operated by the Company or any Company Subsidiary; (c) neither the Company nor any Company Subsidiary is, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company and each Company Subsidiary under applicable Environmental Law (“Environmental Permits”); (e) the Company and each Company Subsidiary is in material compliance with its Environmental Permits; (f) neither the Company nor any Company Subsidiary is the subject of any material claims, orders, judgments, actions, liabilities or suits relating to Hazardous Substances or arising under Environmental Laws; (g) neither the Company nor any Company Subsidiary has assumed, undertaken or provided an unexpired indemnity with respect to any material liability, in each case relating to Hazardous Substances or relating to Environmental Law; and (h) the Company or a Company Subsidiary has Made Available all environmental site assessments, environmental sampling and monitoring data, and audits concerning the Company and each Company Subsidiary that are in its possession or control.

Section 3.17. Company Material Contracts.

(a) All Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Section 3.17(a) of the Company Disclosure Schedules lists, as of the date of this Agreement, the following types of Contracts (excluding any Plans) to which the Company or any Company Subsidiary is a party and that have not expired or been terminated (such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedules, the “Company Material Contracts”) (it being understood that, other than with respect to subclauses (2), (3), (4), (5)-(13), (16), (17), (20), (21) and (22) below, all responsive information to be disclosed pursuant to Section 3.17(a) may be disclosed on a single schedule, without identifying the specific clause(s) to which the disclosure is made):

(1) each Contract with consideration payable to or by the Company or any Company Subsidiary of more than $400,000, in the aggregate, over any period in the future;

(2) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, advertising and customer contracts and agreements to which the Company or any Company Subsidiary is a party that are material to the business of the Company or any Company Subsidiary;

(3) all (A) employment or executive officer contracts (excluding at-will contracts for employment that do not contain any severance or change of control provisions) and (B) contracts with consultants and independent contractors that include the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(4) any employment agreement or independent contractor agreement that provides for annual base salary or pay exceeding $100,000 per year, or which cannot be terminated by the Company or any Company Subsidiary (A) upon 30 days or less advance notice or (B) without severance or other penalty;

(5) any staffing agreement or any similar agreement whereby the Company or any Company Subsidiary retains the services of any staffing agency or professional employer organization (or any individual engaged through such staffing agency or professional employer organization);

(6) all contracts and agreements under which any current or former officer, director, employee, consultant, independent contractor, or temporary employee will or could become entitled to receive a change in control, severance, or other similar payment or benefit or acceleration thereof as a result of the Closing;

(7) all contracts and agreements with any union, works council or labor organization;

(8) all contracts and agreements relating to indebtedness, the borrowing of money or other similar obligation for or relating to the lending or borrowing of money in excess of $400,000, including any notes, mortgages, indentures and other obligations or guarantees of performance, other than (A) advances or reimbursements to directors, managers, officers or employees for expenses in the ordinary course of business or (B) transactions with customers on credit entered into in the ordinary course of business;

(9) all contracts and agreements granting any person a Lien on all or any part of the tangible assets or properties of the Company or any Company Subsidiary, other than Liens which will be released at or prior to the Closing and Permitted Liens;

(10) all contracts and agreements that contain any “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts, or rebates, right of first refusal, right of first offer provisions or similar preferential rights in favor of a party other than the Company or any Company Subsidiary, or otherwise contemplate an exclusive relationship between the Company or any Company Subsidiary and any other person;

(11) all partnership, joint venture or any similar agreements (for clarity, other than any agreements pursuant to which the Company or any Company Subsidiary has the ability or right to co-develop Company Products);

(12) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits or agreements relating to or in connection with any clinical trials;

(13) all contracts and agreements that limit the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(14) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that authorizes such person or entity to take action on behalf of the Company, any Company Subsidiary or their respective businesses, other than powers of attorney granted to service providers in the Ordinary Course of Business to perform administrative functions on behalf of the Company, any Company Subsidiary or their respective businesses (e.g., for patent filings or customs purposes);

(15) all Leases and leases, master leases, or agreements under which the Company or any Company Subsidiary is lessee of, or holds or operates any tangible personal property owned by any other party, in each case, for which the annual payments are reasonably likely to result in $400,000 or more in a 12-month period;

(16) lease or agreement under which the Company or any Company Subsidiary is lessor of or permits any third party to hold or operate any tangible personal property, for which the annual rental exceeds $100,000;

(17) except as may be related to the Transactions, all contracts and agreements (other than for purchases of supplies, products or services in the ordinary course of business and material transfer agreements) relating to the sale, disposition, assignment, transfer or acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of material tangible assets or material properties by the Company or any Company Subsidiary (in a single transaction or a series of related transactions), or any spin-off, merger or business combination with respect to the business of the Company or any Company Subsidiary;

(18) all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets in excess of $400,000;

(19) all contracts and agreements required to be set forth in the Company Disclosure Schedules pursuant to Section 3.15(a);

(20) all contracts and agreements in respect of any Action for which there remains any outstanding obligation on the part of the Company or any Company Subsidiary, including any such contract with respect to settlements thereof;

(21) all Related Party Agreements;

(22) all contracts and agreements for any charitable or political contributions;

(23) all contracts and agreements (other than Leases and leases of personal property set forth on Section 3.17(a)(15) of the Company Disclosure Schedules) that include any material indemnification, warranty or similar obligation on the Company or any Company Subsidiary that will survive the Closing Date;

(24) all agreements between the Company or any Company Subsidiary, or a clinical research organization or other designee of the Company or any Company Subsidiary on the one hand, and a hospital, institution and/or a principal investigator on the other hand, providing for the conduct of a study to investigate the safety and/or efficacy of the Company Products in humans;

(25) all contracts and agreements that compensate the Company or any Company Subsidiary based on a percentage of the gross or net revenues or provide for any royalties;

(26) all agreements or instruments guarantying the debts or other obligations of any person; and

(27) all Contracts (including sales orders) that, individually or in the aggregate with all other Contracts (including sales orders) with the same counterparty (or its Affiliates) involves obligations of the Company or any Company Subsidiary to deliver products or services for payment of more than $100,000 and has not been or will not be, as of the date hereof, already satisfied, and extends for a term more than 180 days from the date hereof (unless terminable without payment or penalty upon no more than 60 days’ notice).

(b) Each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, and, (i) to the Knowledge of the Company, neither the Company, any Company Subsidiary nor the other parties thereto is in material breach or violation of, or material default under, any Company Material Contract nor has any Company Material Contract been canceled by the other party; (ii) to the Knowledge of the Company, no other party is in material breach or violation of, or material default under, any Company Material Contract; and (iii) neither the Company nor any Company Subsidiary has received any written, or to the Knowledge of the Company, oral claim of default under any such Company Material Contract, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company and the Company Subsidiaries, taken as a whole. The Company has Made Available true and complete copies of all Company Material Contracts in effect as of the date hereof, including amendments thereto that are material in nature. As of the date hereof, to the Knowledge of the Company, except for expirations of Company Material Contracts pursuant to their terms, no counterparty to a Company Material Contract has informed the Company or any Company Subsidiary that it desires to terminate or materially alter its relationship with the Company or any Company Subsidiary. There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company or any Company Subsidiary under current or completed Contracts of the Company or any Company Subsidiary with any Person and no such Person has made demand for such renegotiation.

Section 3.18. Insurance. Section 3.18 of the Company Disclosure Schedules sets forth, with respect to each insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the beneficiary of coverage as of the date of this Agreement (each, an “Insurance Policy” and collectively, the “Insurance Policies”): (i) the names of the insurer, (ii) the policy number, (iii) the period, scope and amount of coverage, (iv) the premium most recently charged, (v) deductible amount (if any) and (vi) an indication of whether the coverage was on a claims made, occurrence or some other basis. As of the date hereof, there are no pending claims under the Insurance Policies. With respect to each such Insurance Policy: (i) except as would not reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole, the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.19. Board Approval; Vote Required. The Company Board, by resolutions duly adopted by vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement, the Merger and the other Transactions and declared their advisability and (c) recommended that the stockholders of the Company approve and adopt this Agreement, the Merger and the other Transactions and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The affirmative approval of the Merger by the holders (in person or by proxy) of at least a majority of the outstanding shares of Company Common Stock at a duly constituted shareholders meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.20. Certain Business Practices. Since February 2, 2021, neither the Company, any Company Subsidiary, or, to the Knowledge of the Company, any directors or officers, agents or employees of the Company or any Company Subsidiary, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other payment in violation of applicable anti-bribery/anti-corruption Laws. The Company has adopted and maintains adequate policies, procedures, and controls to reasonably ensure that the Company and each Company Subsidiary has materially complied and is in material compliance with all applicable anti-bribery/anti-corruption Laws.

Section 3.21. Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course of Business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Knowledge of the Company, has or has had in the past five years, directly or indirectly: (a) an economic interest in any person that purchases from or sells or furnishes to the Company or any Company Subsidiary, any goods or services; (b) a beneficial interest in any Contract disclosed on Section 3.17(a) of the Company Disclosure Schedules; or (c) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements, employment and invention assignment agreement or agreements in respect of equity awards (each, a “Related Party Agreement”); provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 3.21. Neither the Company nor any Company Subsidiary has, since February 2, 2021, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 3.22. Top Suppliers.

(a) The Company has Made Available a list of the top 10 vendors and/or suppliers by dollar purchase volume (measured by the gross amount invoiced to the Company or any Company Subsidiary by such vendor and/or supplier during the applicable period) from which the Company or any Company Subsidiary ordered raw materials, components, supplies, merchandise, finished goods and related services or other goods and services (collectively, “Goods”) during the years ended December 31, 2021 and December 31, 2022 (each a “Top Supplier” and collectively, the “Top Suppliers”), together with the total amount for which each such Top Supplier invoiced the Company or any Company Subsidiary for the applicable time period.

(b) Since December 31, 2021, no Top Supplier has canceled, terminated or made any threat in writing to cancel or otherwise terminate its business relationship with the Company or any Company Subsidiary. None of the Top Suppliers have advised the Company or any Company Subsidiary, whether verbally or in writing, that any Top Supplier intends to refuse or otherwise fail to supply Goods to the Company or any Company Subsidiary after the Closing or has breached its obligations to the Company or any Company Subsidiary in any material respect since December 31, 2020 that was not cured after a reasonable period after notice from the Company or any Company Subsidiary.

Section 3.23. Compliance with Health Care Matters.

(a) The Company, each Company Subsidiary and their respective directors, officers or, to the Knowledge of the Company, any other person acting on behalf of the Company or any Company Subsidiary (including without limitation, employees, independent contractors, and agents) are, and have been since January 1, 2020, in compliance in all material respects, with all Health Care Laws applicable to their operations and business.

(b) Neither the Company nor any Company Subsidiary submits, and has not submitted, any claims for payment to any Federal Health Care Program or any other insurer or third-party payor for the Company Products or any other items or services, or in connection with any prohibited referrals related to the Company Products.

(c) Neither the Company nor any Company Subsidiary has received any notice, correspondence, or other communication of any violation, alleged violation or liability under, any such Health Care Laws, or to the effect that the Company, any Company Subsidiary, or representatives of, or, to the Knowledge of the Company, any person acting on behalf of, the Company or any Company Subsidiary, (A) is or would reasonably be expected to be under investigation or inquiry with respect to any violation or (B) has any actual or alleged obligation to undertake, or to bear all or any portion of the cost of, any remedial action.

(d) None of the Company, any Company Subsidiary, nor any of their respective directors, officers, members, managers, employees or, to the Knowledge of the Company, any independent contractors, agents, or other persons acting on behalf of the Company or any Company Subsidiary have been or are currently suspended, excluded or debarred from, or threatened with or currently subject to an investigation or proceeding that could result in suspension, exclusion or debarment under state or federal statutes or regulations, or assessed or threatened with assessment of civil monetary penalties regarding any Federal Health Care Program, or convicted of any crime regarding health care products or services, or, to the Knowledge of the Company, engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, suspension, or ineligibility, including, without limitation, (i) debarment under 21 U.S.C. Section 335a or any similar law; (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar law or regulation; or (iii) exclusion under 48 CFR Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule. None of the Company, any Company Subsidiary, nor any of their respective current or former directors, officers, employees or, to the Knowledge of the Company, any independent contractors or agents acting on behalf of the Company or any Company Subsidiary have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Authority related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances.

(e) Neither the Company nor any Company Subsidiary (i) is a party to, or subject to the terms of, a Corporate Integrity Agreement with the OIG or similar agreement or consent order of any other Governmental Authority; (ii) has reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority; (iii) has been the subject of any Federal Health Care Program investigation conducted by any federal or state enforcement agency; (iv) has been a defendant in any qui tam/False Claims Act litigation; (v) has been served with or received any search warrant, subpoena, civil investigation demand or by or from any federal or state enforcement agency regarding a violation of Health Care Law (except in connection with medical services provided to third-parties who may be defendants or the subject of investigation into conduct unrelated to the business); and (vi) has, in the past six (6) years received, any written complaints other legal claim from any employees, independent contractors, vendors, providers, patients, or any other persons that would reasonably be considered to indicate that the Company or any Company Subsidiary has violated, or is currently in violation of, any Health Care Law.

(f) As of the date hereof, neither the Company nor any Company Subsidiary has commercialized any covered products as defined at 42 CFR § 403.902 that would subject the Company or any Company Subsidiary to the federal Sunshine/Open Payments Law or any and similar Laws related the reporting of manufacturer payments or transfers of value to health care professionals.

(g) The Company and each Company Subsidiary has timely and accurately filed all material reports, data, and other information required to be filed with such Governmental Authorities that are required to be filed by it under the applicable Health Care Laws.

Section 3.24. Preclinical Development and Clinical Trials. The studies, tests, preclinical development and clinical trials, if any, conducted by or on behalf of the Company or any Company Subsidiary and intended to support any regulatory filing or application are being conducted in all material respects in accordance with approved protocols (where an applicable protocol relating such studies, tests or trials has been approved) and all applicable laws and regulations, including the Federal Food, Drug, and Cosmetic Act and 21 C.F.R. parts 50, 54, 56, 58 and 312. The descriptions of, protocols for, and data and other results of, the studies, tests, development and trials conducted by or on behalf of the Company or any Company Subsidiary that have been furnished or Made Available are accurate and representative of the data known to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received any notices or correspondence from the FDA or any other Governmental Authority or any institutional review board or comparable authority requiring the termination or suspension of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company or any Company Subsidiary.

Section 3.25. Pharmaceutical Development and Marketing Regulatory Matters.

(a) The Company and each Company Subsidiary holds all Company Permits that are required by applicable regulatory authorities (including, without limitation, the FDA or any other Governmental Authority performing functions similar to those performed by the FDA) (collectively “Pharmaceutical Regulatory Authorities”) necessary for the development, testing, manufacturing, packaging, labeling, distribution, promotion, storage, sale, marketing, import, export, or provision of any of the products or services of the Company or any Company Subsidiary as presently conducted, and each of such Company Permits is valid and in full force and effect (collectively “Pharmaceutical Regulatory Permits”). There is no proceeding pending, or to the Knowledge of the Company, threatened that would result in the termination, revocation or suspension of any such Pharmaceutical Regulatory Permit or the imposition of any fine, penalty or other sanction for the violation of any such Pharmaceutical Regulatory Permit, except for any fine, penalty or other sanction which would not have a Company Material Adverse Effect.

(b) All of the products of the Company or any Company Subsidiary developed for or intended for use in humans are being and have been manufactured, processed, developed, packaged, labeled, promoted, marketed, sold, stored, tested, distributed, imported, exported, and provided in material compliance with all applicable requirements under any applicable Law, including those regarding non-clinical testing, clinical research, establishment registration, drug listing, good manufacturing practices, record-keeping, adverse event reporting, and reporting of corrections and removals (collectively “Pharmaceutical Regulatory Laws”), and the Company and each Company Subsidiary is and has been in material compliance with all Pharmaceutical Regulatory Laws to the extent applicable.

(c) The Company and each Company Subsidiary has timely filed with the applicable Pharmaceutical Regulatory Authorities all material filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions, including but not limited to adverse event reports, as may be applicable, that are required to be filed by it under the applicable Pharmaceutical Regulatory Laws, any such filings were in material compliance with applicable Laws when filed, and no material deficiencies have been asserted by any applicable Governmental Authority with respect to any such filings. To the Knowledge of the Company, (i) each such filing was true and correct in all material respects as of the date of submission or was corrected in or supplemented by a subsequent filing, and (ii) any material and legally necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings have been submitted to the applicable Governmental Authority.

(d) Neither the Company nor any Company Subsidiary has received any notification of any pending or, to the Knowledge of the Company, threatened (i) action, suit, claim, investigation, proceeding or order alleging non-compliance with any Pharmaceutical Regulatory Laws; or (ii) for-cause audit, inspection or investigation by any Pharmaceutical Regulatory Authority regarding an alleged non-compliance with any Pharmaceutical Regulatory Laws.

(e) Neither the Company nor any Company Subsidiary has received or been subject to any regulatory enforcement action, adverse notice, warning, administrative enforcement proceeding or investigation by a Pharmaceutical Regulatory Authority, including any FDA Form 483, FDA warning letter or untitled letter, clinical hold, or any similar notice, that (i) alleged or asserted that the Company violated any applicable Pharmaceutical Regulatory Laws, or (ii) commenced, or threatened to initiate, any enforcement action, suit, claim, investigation, proceeding or Order to withdraw, discontinue, terminate or otherwise adversely affect a Pharmaceutical Regulatory Permit of the Company or any Company Subsidiary.

(f) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has (i) made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority, or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority that (in any such case) establishes a reasonable basis for a Governmental Authority to allege a violation of an applicable Law, including without limitation, for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Company, any Company Subsidiary nor, to the Knowledge of the Company, any of their respective officers, employees, or, to the Knowledge of the Company, agents is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy or by any other Governmental Authority pursuant to any similar Law.

Section 3.26. Trade Laws.

(a) To the Knowledge of the Company, the Company, and each Company Subsidiary, is, and since February 2, 2021 has been, in compliance with Trade Laws, including but not limited to applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, and the U.S. Department of State, and all equivalent laws, regulations, and orders administered by the relevant authorities in other applicable jurisdictions, in each case except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

(b) To the Knowledge of the Company, none of the Company, any Company Subsidiary nor any of their directors, officers, employees, agents, or any other Persons authorized to act, or acting, on behalf of the Company or any Company Subsidiary, (i) is a Sanctioned Person, (ii) has since February 2, 2021, directly or indirectly, engaged in any dealings with or involving any Sanctioned Person or Sanctioned Country in violation of Sanctions.

(c) To the Knowledge of the Company, neither the Company nor any Company Subsidiary is or has been under investigation by any governmental authority with respect to any material violation of Trade Laws.

Section 3.27. Brokers. Except for Ladenburg Thalmann & Co. Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 3.28. Opinion of Financial Advisor. The Company has received the opinion of Ladenburg Thalmann & Co. Inc., dated the date of this Agreement, to the effect that the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view, a signed copy of which opinion has been delivered to Parent promptly after the execution and delivery hereof.

Section 3.29. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Schedules), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, any Company Subsidiary and any matter relating thereto, including the affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information Made Available, the affiliates or any of their respective Representatives by, or on behalf of, the Company or any Company Subsidiary, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Company, any Company Subsidiary nor any other person on behalf of the Company or any Company Subsidiary has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets Made Available, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information Made Available, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except (a) as set forth in the disclosure schedules delivered by Parent and Merger Sub to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Schedules”) or (b) as disclosed in the Parent SEC Documents (but excluding any forward-looking disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements and any other disclosures included in such Parent SEC Documents to the extent they are predictive or forward-looking in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company, as of the date hereof and as of the Closing Date, as follows:

Section 4.01. Organization, Standing and Power.

(a) Parent and each of its Subsidiaries (the “Parent Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had, and would not have a Parent Material Adverse Effect. Parent and each Parent Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that has not had, and would not have a Parent Material Adverse Effect. Merger Sub was formed solely for the purpose of effecting the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

(b) All of the material Parent Subsidiaries are set forth in the Parent SEC Documents. Parent owns, directly or indirectly, all of the capital stock or other equity interests of each Parent Subsidiary, free and clear of any Liens, and all of the issued and outstanding shares of capital stock or other equity interests of each Parent Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

Section 4.02. Certificate of Incorporation and Bylaws. Parent Made Available a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of Parent and of each Parent Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither Parent nor any Parent Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

Section 4.03. Issuance of Securities. The Parent Common Stock issuable as Merger Consideration pursuant to this Agreement is, or will be prior to the Effective Time, duly authorized and, when issued in accordance with the terms of this Agreement and the applicable Ancillary Agreements, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. Parent has reserved, or will reserve prior to the Effective Time, from its duly authorized capital stock the maximum number of shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement.

Section 4.04. Capitalization. (a) The authorized capital stock of Parent consists of 190,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Reference Date, (i) 38,252,162 shares of Parent Common Stock are issued and outstanding and (ii) no shares of Parent Preferred Stock are issued and outstanding. At the close of business on the Reference Date, Parent has reserved 11,777,518 shares of Parent Common Stock (including reserves for outstanding options and restricted stock units) for issuance pursuant to the Parent Stock Plans. As of the Reference Date, there were outstanding (i) Parent Options to acquire 5,649,844 shares of Parent Common Stock and (ii) Parent RSUs that may be settled into 5,428,526 shares of Parent Common Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien. Section 4.04(a) of the Parent Disclosure Schedules sets forth for each Parent Subsidiary the amount of its authorized share capital, the amount of its issued and outstanding share capital and the record owners of its issued and outstanding share capital, and there are no other shares or other equity securities of any Parent Subsidiary issued, reserved for issuance or outstanding, in each case as of the date hereof. All of the issued and outstanding equity securities and other securities of each Parent Subsidiary are owned of record and beneficially by Parent or one or more Parent Subsidiaries, free and clear of all Liens.

(b) Other than the Parent Options and the Parent RSUs, there are no options, restricted shares, restricted share units, phantom equity awards, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary is a party to, or otherwise bound by, and neither Parent nor any Parent Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Parent Common Stock, Parent Preferred Stock or any of the equity interests or other securities of Parent or any Parent Subsidiary. As of the date hereof, except as set forth in Section 4.04(a) of the Parent Disclosure Schedules, neither Parent nor any Parent Subsidiary owns any equity interests in any person.

(c) Parent Common Stock is listed on Nasdaq and Parent will maintain such listing immediately after Closing.

Section 4.05. Authority Relative to this Agreement; Execution; Enforceability. Parent has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Agreement by Parent and the consummation by Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or any Ancillary Agreements or to consummate the Transactions (other than, with respect to the Merger and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as limited by the Remedies Exceptions. The Board of Directors of Parent (the “Parent Board”) at a meeting duly called and held duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of Parent, and (iii) adopting this Agreement, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the Knowledge of Parent, no other state takeover statute is applicable to this Agreement or any Ancillary Agreement, the Merger, the Share Issuance or any other Transaction.

Section 4.06. No Conflicts; Consents. (a) The execution and delivery of this Agreement by Parent does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.06(b), the performance of this Agreement by Parent will not (i) conflict with or violate the Parent Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.06(b) have been obtained and all filings and obligations described in Section 4.06(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of Parent or any Parent Subsidiary pursuant to, any material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences as would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, license, permit, franchise, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws and state takeover laws, such filings and consents as may be required under the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits or to make such filings or notifications, would not have a Parent Material Adverse Effect.

Section 4.07. Permits; Compliance. Neither Parent nor any Parent Subsidiary is in conflict with, or in default, breach or violation of, (a) any Laws applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected, or (b) any material Contracts by which any material assets of Parent or any Parent Subsidiary are bound except where the conflict, default, breach or violation of the material Contracts would not have a Parent Material Adverse Effect. Parent is, and since October 8, 2021 has been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, and orders of any Governmental Authority necessary and required for Parent to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Parent Permits”), except where the failure to have such Parent Permits would not have a Parent Material Adverse Effect. No suspension, revocation, cancellation or termination of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened. Parent (i) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Parent Permit, and (ii) has not received any written notice or other communication from a Governmental Authority regarding any violation of any such Parent Permits, that it intends to cancel, terminate, or not renew any such Parent Permit, except, in each case, where such default, violation or notice would not have a Parent Material Adverse Effect.

Section 4.08. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed all reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC since October 8, 2021 and prior to the date of this Agreement (the “Parent SEC Documents”). As of its respective date, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and, except to the extent that information contained in such Parent SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Parent SEC Document, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent Financial Statements fairly present the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, all in accordance with GAAP. The Parent Financial Statements: (i) have been prepared from the books and records of Parent and the Parent Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in stockholders’ equity of Parent (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements. The books and records of Parent and the Parent Subsidiaries, are true and complete, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described.

(c) Parent and the Parent Subsidiaries do not have any liabilities or obligations of a nature required by GAAP to be reflected on a consolidated balance sheet of Parent or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Parent Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Parent Financial Statements and not in violation hereof, (iii) arising pursuant to this Agreement or the Ancillary Agreements to which Parent or any of the Parent Subsidiaries is a party or incurred in connection with the Merger or (iv) as would not reasonably be expected to, individually or in the aggregate, be material to Parent and the Parent Subsidiaries taken as a whole. This representation shall not be deemed breached as a result of changes in GAAP or in Law after the date hereof.

(d) Parent maintains, and at all times since October 8, 2021, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Parent Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent that could have a material effect on the financial statements. The Parent’s management has completed an assessment of the effectiveness of the Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and, except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(e) Parent maintains, and at all times since October 8, 2021, has maintained disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in Parent’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f) Parent is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq. Parent Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and Parent has taken no action designed to, or which to Knowledge of Parent is likely to have the effect of, terminating the registration of Parent Common Stock under the Exchange Act, nor has Parent received any notification that the SEC is contemplating terminating such registration. Parent has not, in the 12 months preceding the date hereof, received notice from Nasdaq to the effect that Parent is not in compliance with the listing or maintenance requirements of Nasdaq. Parent is and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. Parent Common Stock is currently eligible for electronic transfer through the DTC or another established clearing corporation and Parent is current in payment of the fees to the DTC (or such other established clearing corporation) in connection with such electronic transfer.

(g) Except for matters resolved prior to the date hereof, since October 8, 2021, (i) none of Parent, any Parent Subsidiary or any of their respective directors or officers, nor, to the Knowledge of Parent, any of their respective employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent, any Parent Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practice, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Parent’s financial statements and (ii) neither Parent nor any Parent Subsidiary has had any “material weakness” or “significant deficiency” that has not been resolved to the satisfaction of the Parent’s auditors.

Section 4.09. Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company for inclusion or incorporation by reference.

Section 4.10. Absence of Certain Changes or Events. Since December 31, 2022 and prior to the date of this Agreement, or as expressly contemplated by this Agreement and except as disclosed in the Parent SEC Documents, (a) Parent has conducted its business in all material respects in the Ordinary Course of Business (other than due to any actions taken related to COVID-19 or any COVID-19 Measure), (b) Parent has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets other than non-exclusive licenses or assignments or transfers in the Ordinary Course of Business, (c) there has not been any Parent Material Adverse Effect, and (d) Parent has not taken any action that, if taken after the date of this Agreement, would require the consent of the Company under Section 5.01(b) (Conduct of Business by Parent).

Section 4.11. Absence of Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent, any Parent Subsidiary, or any directors, officers or employees thereof in their capacity as such, or any property or asset of Parent or any Parent Subsidiary before any Governmental Authority. None of Parent, any of the Parent Subsidiaries nor any material property or asset of Parent or any of the Parent Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.12. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.13. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Parent Disclosure Schedules), each of Parent and Merger Sub hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Parent, Merger Sub, their respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, Parent or Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, none of Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available by Parent, Merger Sub, their respective affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01. Conduct of Business.

(a) Conduct of Business by the Company. The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, and (3) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), unless Parent shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed): (i) the Company shall conduct, and shall cause each Company Subsidiary to conduct, its business in the Ordinary Course of Business in all material respects; and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the current business organization of the Company and each Company Subsidiary, to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with customers, suppliers, Governmental Authorities and other persons with which the Company or any Company Subsidiary has significant business relations. By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement, and (2) as set forth in Section 5.01(a) of the Company Disclosure Schedules, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed):

(1) amend or otherwise change its certificate of incorporation or bylaws;

(2) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary, provided that (x) the exercise, conversion or settlement of any Company Options, Company RSUs or Company Warrants or (y) grants of Company Options or Company RSUs that would be permitted by Section 5.01(a)(7) shall not require the consent of Parent; or (B) any material assets of the Company or any Company Subsidiary;

(3) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(4) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(5) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any person, corporation, partnership, other business organization or any division thereof; (B) acquire any material assets, except purchases of supplies in the Ordinary Course of Business, (C) incur any indebtedness for borrowed money in excess of $40,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the Ordinary Course of Business or (D) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any Company Subsidiary;

(6) other than the Transactions as set forth in this Agreement, enter into or adopt a plan or agreement of reorganization, merger, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution;

(7) except to the extent required by a Plan or applicable Law (A) increase the compensation or severance entitlements of any current or former employee, officer, consultant or director of the Company or any Company Subsidiary, (B) make any change to employee compensation, incentives or benefits after the filing of the Form S-4 that would reasonably be expected to require an amendment to the Form S-4 under applicable Law, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation to any current or former employee, officer, consultant or director of the Company or any Company Subsidiary, (D) establish, adopt, extend, renew, provide discretionary benefits under, enter into, terminate or amend in any material respect any collective bargaining agreement or Plan, (E) accelerate any rights or benefits (including with respect to any payments, benefits or vesting), or make any material determinations not in the Ordinary Course of Business, under any collective bargaining agreement or Plan, (F) grant any awards under the Company Plans or any other equity or equity-based compensation, (G) hire or engage any officers or employees; provided that in the event an officer or employee ceases to be an officer or employee of the Company or any Company Subsidiary, the Company or any Company Subsidiary may engage a consultant to replace such individual pursuant to a consulting agreement that is reasonably satisfactory to Parent or (H) waive any post-employment restrictive covenant with any current or former employee, officer, consultant or director;

(8) take any action where such action would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(9) enter into any contract or agreement with any union, works council or labor organization covering the Company’s or any Company Subsidiary’s employees;

(10) materially amend accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as required by GAAP;

(11) (A) make, change or revoke any Tax election, (B) amend any Tax Return or settle or compromise any material United States federal, state, local or non-United States income Tax liability, (C) initiate or enter into any closing or voluntary disclosure agreement with any Tax authority with respect to any amount of Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment for any amount of Tax relating to the Company or any Company Subsidiary, (D) change any method of Tax accounting or annual Tax accounting period, (E) request any private letter or similar Tax ruling, (F) apply for any Tax incentive program or (G) surrender any right to claim a material refund of Taxes or an offset or other reduction in liability for Taxes or refund;

(12) (A) enter into any Contract that would have been a Company Material Contract if entered into on the date hereof (provided, that, in determining whether a Contract is Company Material Contract for the purposes of this Section 5.01(a)(12)(A), the respective monetary thresholds for Company Material Contracts in Sections 3.17(a)(1), (4), (15), (16), (18) and (27) shall be read as $40,000) or (B) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Company Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is materially adverse to the Company or any Company Subsidiary, except in the Ordinary Course of Business;

(13) acquire or lease, or agree to acquire or lease, any real property;

(14) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company IP;

(15) initiate, settle or compromise any Actions or waive any claims or rights of substantial value;

(16) enter into any Contract, understanding or commitment that contains any restrictive covenant or otherwise restrains, restricts, limits or impedes the ability of the Company or any Company Subsidiary to compete with or conduct any business in any geographic area or solicit the employment of any Persons;

(17) (x) adopt, approve, modify or amend in any material respect any plan or program with a Development Partner relating to the development or commercialization of any Company Product, including any decision or action with respect thereto that is subject to joint governance approval with any such Development Partner, or make any material and binding proposal or commitment to a Development Partner regarding the adoption, approval, modification or amendment of any such plan or program, (y) initiate any new pre-clinical or clinical trials, or (z) fund or agree to fund any clinical trial sponsored by another Person or any expansion of a clinical trial sponsored by another Person;

(18) make or agree to make, any capital expenditure that, individually, is in excess of $25,000 or, in the aggregate, are in excess of $40,000, except as required under Contracts disclosed under this Agreement; or

(19) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(b) Conduct of Business by Parent. Except as (1) expressly contemplated by any other provision of this Agreement or by any Ancillary Agreement or (2) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), Parent and Merger Sub shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed):

(1) amend or otherwise change its or Merger Sub’s certificate of incorporation or bylaws in a manner that would have an Effect described in clause (b) of the definition of Parent Material Adverse Effect;

(2) (A) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock in any manner that would have (or would reasonably be expected to have) a material and adverse impact on the value of the Parent Common Stock, except for repurchases made in the Ordinary Course of Business with respect to of equity awards issued by Parent or (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends or other distributions made by any direct or indirect wholly-owned Subsidiary of Parent to Parent or one of its other wholly-owned Subsidiaries;

(3) enter into or adopt a plan or agreement of reorganization, merger, dissolution, restructuring, reorganization, recapitalization or consolidation or adopt a plan of complete or partial liquidation or dissolution (other than (i) the transactions contemplated hereby, including the Merger, (ii) transactions among Parent and one or more direct or indirect wholly owned Subsidiaries of Parent or among direct or indirect wholly owned Subsidiaries of Parent and (iii) transactions that would not have an Effect described in clause (b) of the definition of Parent Material Adverse Effect);

(4) take any action where such action would have an Effect described in clause (b) of the definition of Parent Material Adverse Effect;

(5) take any action where such action would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment; or

(6) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(c) Advice of Notifications. The Company and Parent shall promptly advise the other in writing of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (except with respect to the matters covered by, and subject to, Section 6.03 which shall instead be governed by the terms thereof); (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement; or (iv) any inaccuracy in any representation or warranty made by it in this Agreement; provided that the Company shall notify Parent no later than one Business Day after becoming aware of any actual or potential Security Incident occurring after the date of this Agreement; provided, further, that the failure by a party to provide the notice required under this clause (iv) shall not constitute a breach of covenant for purposes of Articles VII and VIII of this Agreement; provided that the delivery of any notice pursuant to this Section 5.01(c) shall not (i) cure any breach of, or noncompliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

(d) Nothing contained herein shall give to Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with and subject to the terms and conditions hereof, complete control and supervision of its and its respective Subsidiaries’ respective operations.

Section 5.02. No Solicitation by the Company.

(a) Termination of Existing Discussions. As of the date hereof, the Company shall, and shall cause each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent or Merger Sub) regarding any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. Notwithstanding anything to the contrary, contained herein, including Section 5.02(c) (Discussions Permitted in Certain Circumstances), the Company shall promptly (and in any event within five Business Days following the date hereof) request that each such Person in possession of nonpublic information that was furnished by or on behalf of the Company or any Company Subsidiary in connection with its consideration of any potential Company Takeover Proposal return or destroy all such nonpublic information heretofore furnished to such Person or its Representatives and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Prohibition on Soliciting Activities. Except as permitted by Section 5.02(c), the Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or facilitate or knowingly encourage, any inquiries or the making of any proposal, indication of interest or offer that would reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any letter of intent, agreement in principle, acquisition agreement, option agreement or other similar statement of intention or agreement with respect to any Company Takeover Proposal, or (iii) engage or participate in any discussions or negotiations with, or, with the intent to assist or facilitate such Person to make a Company Takeover Proposal, furnish any nonpublic information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company or any Company Subsidiary to, or otherwise cooperate in any way with, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, in connection with, or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal; provided, that, the Company may contact the Person that has made an offer, proposal or indication of interest solely for the purpose of informing such Person about the terms and conditions of this Section 5.02(b).

(c) Discussions Permitted in Certain Circumstances. Before receipt of the Company Stockholder Approval, the Company and its Representatives may, directly or indirectly through any Representative, to the extent that the failure to do so would reasonably be expected to be a breach of the fiduciary duties of the Company Board under applicable Law, as determined in good faith by the Company Board after consultation with the Company’s financial advisor and outside legal counsel, in response to a bona fide written Company Takeover Proposal that (x) the Company Board (or a duly formed committee thereof) determines, in good faith, after consultation with the Company’s financial advisor and outside legal counsel, is reasonably likely to result in a Superior Company Proposal and (y) that was not solicited by the Company and that did not otherwise result from a material breach of this Section 5.02, and subject to compliance in all material respects with Section 5.02(f) (Required Notices), (i) participate in discussions and negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding any Company Takeover Proposal and (ii) furnish to such Person and its Representatives (including its potential financing sources) any information (including non-public information) related to the Company, and provide access to the Company’s assets, properties and business facilities. Prior to engaging in any such discussions or negotiations with such Person, the Company shall enter into an Acceptable Confidentiality Agreement with such Person in respect of such Company Takeover Proposal. The Company shall provide to Parent copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or Made Available) that is made available to any such Person before or substantially concurrently with the time it is provided or made available to such Person. The Company shall not furnish any nonpublic information or participate in any discussions or negotiations with any Person pursuant to this Section 5.02(c) unless the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action, which notice shall include the identity of such Person, a true and complete copy of the most current version of any applicable unsolicited request or Company Takeover Proposal (including any proposed agreement or other offer documents) and a true and complete copy of such Acceptable Confidentiality Agreement; provided, however, the identity of such Person need not be disclosed to Parent if providing such information would violate the terms of a confidentiality agreement in effect prior to the date of this Agreement. The terms and existence of any such unsolicited request or Company Takeover Proposal shall be subject to the confidentiality obligations imposed on Parent pursuant to the Confidentiality Agreement.

(d) Company Recommendation. Except as permitted by Section 5.02(e), the Company shall cause the Proxy Statement to include the recommendation of the Company Board to the Company’s stockholders that they give the Company Stockholder Approval (the “Company Recommendation”). Except as permitted by Section 5.02(e), the Company Board shall not (i) fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to fail to make, withdraw or modify in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal shall be considered an amendment or adverse modification), (ii) approve, adopt, endorse, recommend or otherwise declare advisable (or publicly propose to approve, adopt, endorse, recommend or otherwise declare advisable) a Company Takeover Proposal, (iii) fail to (1) publicly recommend against any Company Takeover Proposal within 10 Business Days after such Company Takeover Proposal is made public (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such Company Takeover Proposal is made at least five Business Days prior to the Company Stockholders Meeting), or (2) fail to reaffirm the Company Recommendation within 10 Business Days after any written request by Parent to do so after a Company Takeover Proposal shall have been publicly announced or shall have become publicly known (or such fewer number of days as remains prior to the Company Stockholders Meeting so long as such request is made at least three Business Days prior to the Company Stockholders Meeting), it being understood and agreed that, other than requests for reaffirmation made by Parent within two Business Days of the date that a Company Takeover Proposal first becomes public, Parent shall be entitled to request a reaffirmation of the Company Recommendation on a maximum of two occasions or (iv) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing in clauses (i) through (iv), a “Company Recommendation Change”).

(e) Change in Recommendation Permitted in Certain Circumstances. At any time prior to receipt of the Company Stockholder Approval, if the Company has complied with all of its obligations in all material respects under this Section 5.02, and (A) the Company Board receives a Superior Company Proposal or (B) a Company Intervening Event occurs, and as a result thereof the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company Board may make a Company Recommendation Change. Notwithstanding the foregoing, the Company Board shall not make a Company Recommendation Change or approve or recommend any Superior Company Proposal pursuant to this Section 5.02(e) unless: (x) the Company notifies Parent in writing of its intention to take such action, promptly after the Company Board resolves to take such action but in any event not less than three (3) Business Days before taking such action, which notice shall include, in the case of a Superior Company Proposal, the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents), or in the case of a Company Intervening Event, a reasonably detailed description of such Company Intervening Event and the reasons for the proposed Company Recommendation Change, (y) for three (3) Business Days following delivery of such notice, the Company negotiates in good faith with Parent with respect to any revised proposal from Parent in respect of the terms of the Transactions (to the extent Parent desires to negotiate) and (z) if the proposed Company Recommendation Change is in response to a Superior Company Proposal, Parent does not make, within such three (3) Business Day period, an offer (not subsequently withdrawn) that causes the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal, as determined by the Company Board in good faith after consulting with the Company’s financial advisor and outside legal counsel, as such Superior Company Proposal (it being understood that any (a) amendment to the financial terms or (b) material amendment to the other material terms of any such Superior Company Proposal shall require a new written notice from the Company and an additional two-Business Day period that satisfies this Section 5.02(e)).

(f) Required Notices. The Company promptly, and in any event within one Business Day, shall advise Parent in writing of any bona fide Company Takeover Proposal, any inquiry that would reasonably be expected to lead to, any Company Takeover Proposal, or any request for non-public information reasonably expected to be in contemplation of a Person making a bona fide Company Takeover Proposal, the identity of the Person making any such Company Takeover Proposal, inquiry or request and the material terms of any such Company Takeover Proposal, inquiry or request. The Company shall (i) keep Parent informed reasonably current basis of the status of any such Company Takeover Proposal, inquiry or request, including notifying Parent within one Business Day of the occurrence of any changes to the terms thereof and discussions and negotiations relating thereto and (ii) provide to Parent promptly (and in any event within one Business Day) after receipt or delivery thereof copies of all offers or proposals and drafts of proposed letters of intent, memoranda of understanding, merger agreements, acquisition agreements or other Contracts related thereto and all other material correspondence or written materials related thereto sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to the Person making any Company Takeover Proposal in connection with any such Company Takeover Proposal. The Company shall keep Parent fully informed on a current basis of the status of any Company Intervening Event.

(g) Disclosures under Law. Nothing in this Agreement shall prohibit the Company Board from (A) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a customary “stop, look and listen” communication by the Company Board to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) complying with the Company’s disclosure obligations under U.S. federal or state Law or other applicable Law with regard to a Company Takeover Proposal; or (D) making any disclosure to the Company shareholders if the Company Board has determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be reasonably likely to a breach of its fiduciary duties under applicable Law; provided that in each case of the foregoing clauses (A) through (D) (other than a “stop, look and listen communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act) such disclosure does not modify or qualify the Company Recommendation in a manner adverse to Parent or Merger Sub.

(h) The Company agrees that in the event any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.02, the Company shall be deemed to be in breach of this Section 5.02.

(i) Certain Definitions. For purposes of this Agreement:

“Company Takeover Proposal” means, other than with respect to the Transactions, any offer or proposal by any Person concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company and any Company Subsidiary, pursuant to which such Person (or the stockholders of such Person) would own 15% or more of the consolidated assets, revenues or net income of the Company and any Company Subsidiary, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company and any Company Subsidiary (including Equity Interests of the Company or any Company Subsidiary) representing 15% or more of the consolidated assets, revenues or net income of the Company and any Company Subsidiary, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) transaction or series of transactions, including any tender offer or exchange offer, in which any Person (or the stockholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

“Company Intervening Event” means a material Event that was not known or reasonably foreseeable to the Company Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date hereof), which Event, or any consequence thereof, becomes known to the Company Board before receipt of the Company Stockholder Approval; provided that, in no event shall (i) the receipt, existence of or terms of a Company Takeover Proposal or any inquiry relating thereto or the consequences thereof, (ii) an Event relating to Parent or any of its Subsidiaries or (iii) any change in the market price or trading volume of the Company Capital Stock or the fact that the Company meets or exceeds any internal or analysts’ expectations or projections of the results of operations of the Company (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (iii)) constitute a Company Intervening Event.

“Superior Company Proposal” means a bona fide written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” shall be replaced by “a majority”), on its most recently amended or modified terms, if amended or modified, for which the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be (i) more favorable to the holders of shares of Company Common Stock than the Transactions (taking into account all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal to the extent in a form that could be accepted)) and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

ARTICLE VI

Additional Agreements

Section 6.01. Preparation of the Form S-4 and the Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, but in any event within 20 Business Days following the date of this Agreement (to the extent practicable), Parent and the Company shall jointly prepare and cause to be filed with the SEC the Proxy Statement in preliminary form and Parent shall prepare (with the cooperation of the Company) and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, and each of the Company and Parent shall cooperate with each other and use reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto; provided, that consistent with the foregoing, Parent and the Company shall use their good faith efforts to make the initial filing of the Form S-4 within 10 Business Days following the date of this Agreement, it being understood and agreed that the failure to make such filing within such 10 Business Day period shall not be deemed to be a breach of this Agreement for any purpose. Each of the Company and Parent shall cooperate with each other and use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and under the Company Plans and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Plans as may be reasonably requested in connection with any such action. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Each party shall give each other party an opportunity to participate in any discussions or meetings such party has with the SEC in connection with the Proxy Statement, the Form S-4 or the Merger. Notwithstanding the foregoing, before filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock included in the Merger Consideration for offering or sale in any jurisdiction, and each of Parent and the Company shall use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Parent and the Company shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the Share Issuance.

(b) If before the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and Form S-4 and, as required by law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(c) If before the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(d) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, postponement or other delay thereof, the “Company Stockholders Meeting”) for the purpose of, among other things, seeking the Company Stockholder Approval. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the withdrawal or modification by the Company Board of its approval or recommendation of this Agreement or the Merger.

(e) Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to postpone or adjourn the Company Stockholders Meeting if (i) there are holders of insufficient shares of the Company Common Stock present or represented by proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting; (ii) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law, order or a request from the SEC; or (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholders Meeting (including, if the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law) in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to the stockholders of the Company or otherwise made available to the stockholders of the Company by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement.

Section 6.02. Access to Information; Confidentiality. The Company shall, and shall cause each Company Subsidiary to, afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other Representatives of Parent, reasonable access during normal business hours during the period before the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of the Company or any Company Subsidiary. This Section 6.02 shall not require the Company or any Company Subsidiary to permit any access, or to disclose any information, that in the reasonable judgment of such party would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality if such party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client privilege with respect to such information (provided, that each party shall use all reasonable efforts, such as the entry into a joint defense agreement, to permit such access or disclosure without the loss of such privilege) or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, a Governmental Authority alleging that providing such information violates antitrust Law. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld and use reasonable best efforts to provide appropriate alternative disclosure. All information exchanged pursuant to this Section 6.02 shall be subject to the Mutual Confidential Disclosure Agreement dated March 1, 2023 between the Company and Parent (the “Confidentiality Agreement”).

Section 6.03. Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement (and without limiting the rights of the Company and the Company Board under Section 5.02 (No Solicitation by the Company.)), each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to: (i) cause the conditions to the Merger set forth in Article VII to be satisfied or fulfilled, (ii) obtain all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority, (iii) obtain all necessary consents, approvals or waivers from third parties, (iv) defend any Action challenging this Agreement or any Ancillary Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (v) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement or the Ancillary Agreements; provided, that, in connection with any of the foregoing clauses (i) through (iv), Parent and the Company (x) shall not be obligated to and (y) shall not agree to (A) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payment) or concede anything of monetary or economic value or (B) amend, supplement or modify any contract in any manner that would be adverse to the interest of the Company or, after the Merger, Parent and its Subsidiaries, in each case in subpart (y), without the prior written consent of Parent.

(b) Without limiting the generality of anything contained in this Section 6.03, from the date hereof until the Effective Time or the termination or this Agreement in accordance with its terms, each of the Company and Parent (on its and Merger Sub’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Authority or brought by a third party before any Governmental Authority, in each case, with respect to the transactions contemplated by this Agreement, (iii) keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any communication to or from the FTC, DOJ or any other Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) subject to an appropriate confidentiality agreement or other legal obligation to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Authority or by applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by this Agreement, each party shall provide advance notice of and permit authorized Representatives of the other party to be present at each meeting or conference, including any virtual or telephonic meetings, relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding; provided, however, that materials required to be provided pursuant to this Section 6.03(b) may be redacted (A) to remove references concerning the valuation of Parent, Merger Sub, the Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Authority, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings for the transactions contemplated by this Agreement.

Section 6.04. Employee Matters.

(a) Parent will give due regard to filling at or after the Closing any open positions at Parent and the Parent Subsidiaries arising from any separation of service of an employee of Parent or a Parent Subsidiary that occurs after the date of this Agreement and before the Closing with an individual who is employed by the Company or any Company Subsidiary.

(b) The Company will provide to Parent, by no later than 15 days following the date hereof, an analysis demonstrating a reasonable estimate of the amounts, if any, that could be received (whether in cash, property or the vesting of property) by a “disqualified individual” from the Company or any of its Affiliates that could reasonably be expected to be characterized as an “excess parachute payment” (as such terms are defined for purposes of Section 280G of the Code).

(c) Continuation of Plans; Service Credit, Etc.

(1) As of the Effective Time, Parent may (or may cause its applicable Subsidiary or Subsidiaries to) employ certain of the employees of the Company or any Company Subsidiary who are employed as of immediately prior to the Effective Time. Each such employee who continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time is referred to as a “Continuing Employee.” For a period of one year following the Effective Time (or, if earlier, the date of termination of employment of the relevant Continuing Employee), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) to (i) provide to each Continuing Employee a base salary that is no less favorable than the base salary provided to such Continuing Employee by the Company immediately prior to the Effective Time; provided that if following the Closing, Parent implements any reduction in base salaries that is generally applicable to similarly situated employees of Parent then such reduction may be applied to the base salaries of the Continuing Employees; (ii) provide to each Continuing Employee severance payments and benefits that are no less favorable than the severance payments and benefits provided by the Company to such Continuing Employee immediately prior to the Effective Time; and (iii) either (A) maintain for the benefit of each Continuing Employee the Plans (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) at benefit levels (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) that, taken as a whole, are not materially less favorable in the aggregate than those in effect at the Company and the Company Subsidiaries immediately prior to the Effective Time, or (B) provide other employee benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) to each Continuing Employee that, taken as a whole, are not materially less favorable in the aggregate than the benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) provided to such Continuing Employee immediately prior to the Effective Time (“Comparable Plans”), or (C) provide some combination of (A) and (B) above such that each Continuing Employee receives other employee benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) that, taken as a whole, are no less favorable in the aggregate than the other benefits (other than with respect to base salary, severance, incentive or bonus compensation and equity-based compensation and individual employment agreements not providing for severance) provided to such Continuing Employee immediately prior to the Effective Time.

(2) Each Continuing Employee shall be given credit for all service with the Company or any Company Subsidiary prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits under the employee benefit plans of Parent and the Surviving Corporation where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement) to the extent such Continuing Employee is eligible to participate under such plans and coverage under such plans replaces coverage under an analogous Plan of the Company and the Company Subsidiaries in which such Continuing Employee participates immediately prior to the Effective Time; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits or was not credited for the same purpose with respect to such Continuing Employee under the analogous Plan of the Company immediately prior to the Effective Time. In addition, and without limiting the generality of the foregoing, (i) to the extent that service is relevant for eligibility, vesting or allowances under any health or welfare benefit plan of Parent and such Continuing Employee is eligible to participate in such plan, Parent shall use its reasonable best efforts to (A) waive all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such plan for such Continuing Employee and his or her covered dependents to the extent waived for such person under the analogous employee benefit plan of the Company immediately prior to the Closing Date, and (B) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under the Company’s employee benefit plans during the portion of the plan year of the ending on the date such employee’s participation in the corresponding benefit plan of Parent begins to be given full credit under the benefit plans of Parent for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such benefit plans of Parent, and (C) credit the accounts of such Continuing Employees under any such benefit plans of Parent which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Plan of the Company. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture conditions that were not applicable as of the Effective Time.

(d) Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.04(d) will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.04(d), require Parent, the Surviving Corporation or any of their respective subsidiaries to continue any Plan of the Company or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

(e) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (“Company DC Plans”) unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Plans by providing the Company with written notice of such election at least five days before the Effective Time. Unless Parent so provides notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company Board has validly adopted resolutions to terminate any Company DC Plans (the form and substance of which resolutions shall be subject to review and approval of Parent) and taken all other actions necessary or advisable to terminate such Company DC Plans, effective no later than the date immediately preceding the Closing Date.

Section 6.05. Indemnification.

(a) Parent and Merger Sub agree that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring before the Effective Time in favor of the current or former directors or officers of the Company and each Company Subsidiary (each, an “Indemnified Party”) as provided in their respective certificates of incorporation, by-laws, other organizational documents, all agreements for indemnification, exculpation of liability or advancement of expenses, in each case as in effect on the date hereof (or arising after the date hereof (i) with a newly hired officer, director, employee or agent in the Ordinary Course of Business or (ii) with Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed), shall survive the Merger and shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties for a period of not less than six years after the Effective Time. If any claims for indemnification or exculpation are asserted or made within such period, all rights to indemnification or exculpation in respect of such claims shall continue until the final disposition of such claims. Parent and the Surviving Corporation shall cause to be maintained for a period of not less than six (6) years after the Effective Time the Company’s current directors’ and officers’ insurance and indemnification policy (as the same may be extended from time to time) to the extent that it provides coverage for events occurring before the Effective Time (the “D&O Insurance”) for all Persons who are directors and officers of the Company on the date of this Agreement or are covered by the D&O Insurance immediately prior to the Effective Time, on terms with respect to the coverage and amounts not materially less favorable to such insured persons than those of the D&O Insurance in effect on the date of this Agreement, so long as the annual premium therefor would not be in excess of 300% the annual premiums currently paid by the Company (such amount, the “Maximum Premium”); provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. If the existing D&O Insurance expires, is terminated or canceled during such six-year period, Parent shall use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance.

(b) From and after the Effective Time, to the fullest extent permitted by Law and the Company Organizational Documents (as in effect on the date hereof), Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, liabilities and reasonable out of pocket expenses (including reasonable and documented attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld, conditioned or delayed)) (collectively, “Losses”), as incurred (subject to the execution by such Indemnified Parties of appropriate undertakings in favor of the indemnifying party to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under this Section 6.05(b)), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Action or investigation, in respect of actions or omissions occurring at or before the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company or any Company Subsidiary, including in respect of this Agreement, any Ancillary Agreement, the Merger and the other Transactions; provided, however, that an Indemnified Party shall not be entitled to indemnification under this Section 6.05(b) to the extent prohibited by Law.

(c) The provisions of this Section 6.05 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company or any Company Subsidiary by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The obligations set forth in this Section 6.05 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 6.05 and their heirs and representatives, without the prior written consent of such affected Indemnified Party or other person.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 6.05.

Section 6.06. Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except for expenses incurred in connection with filing, printing and mailing the Proxy Statement and the Form S-4 shall be shared equally by Parent and the Company.

(b) The Company shall pay to Parent a nonrefundable fee of $570,000 if: (i) this Agreement is terminated by Parent pursuant to Section 8.01(c)(2) or Section 8.01(c)(3) (in each case, without the Company Stockholder Approval having been previously obtained); or (ii) (A) this Agreement is terminated (x) by the Company pursuant to Section 8.01(b)(i), (y) by Parent or the Company pursuant to Section 8.01(b)(iii) or (z) by Parent pursuant to Section 8.01(c)(1) (but, for clarity, only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 8.01(c)(1) and, if such termination is after the Company Stockholder Approval has been obtained, such termination arises from a Willful Breach by the Company), (B) after the date of this Agreement and prior to such valid termination, a Company Takeover Proposal shall have been publicly announced or otherwise been communicated to the Company Board or the Company’s shareholders and not abandoned, and (C) within 12 months following the date of such valid termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders a Company Takeover Proposal or a Company Takeover Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Company Takeover Proposal shall be deemed to be a reference to “50%”). Any fee due under this Section 6.06(b) shall be paid by wire transfer to the account designated by Parent in writing of same-day funds within two Business Days of the date of termination of this Agreement (except that in the case of termination pursuant to clause (ii) above such payment shall be made on the earlier of the date of execution of the definitive agreement, recommendation to the Company’s stockholders or consummation of such transaction) and shall be subject to a credit for any expense Reimbursement Payment actually paid pursuant to Section 6.06(c). In no event shall the Company be required to pay the fee set forth in this Section 6.06(b) on more than one occasion.

(c) The Company shall reimburse Parent and Merger Sub for all their documented out-of-pocket expenses, including all fees and expenses of counsel, financial advisers, accountants, consultants and other advisers, actually incurred in connection with this Agreement and the Ancillary Agreements, the Merger and the other Transactions if this Agreement is validly terminated pursuant to Section 8.01(c) (the “Reimbursement Payment”); provided that the maximum amount of such Reimbursement Payment shall in no event exceed $800,000. Such Reimbursement Payment shall be paid within five Business Days following the Company’s receipt of invoices or written documentation supporting Parent’s request for a Reimbursement Payment, except that no Reimbursement Payment shall be due if the Company is obligated to make any payment under or has previously made any payment due under Section 6.06(b).

(d) Notwithstanding anything to the contrary contained herein, if this Agreement is terminated and Parent is entitled to receive a fee under Section 6.06(b), Parent’s right to receive such fee (and reimbursement of expenses under Section 6.06(c)) shall be the sole and exclusive remedy of Parent and its Related Persons against the Company or any of its Related Persons, and Parent shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the Transactions to be consummated and (ii) any breach by the Company of its obligation to consummate the Transactions or any representation, warranty, covenant or agreement set forth herein or in this Agreement or any Ancillary Agreement; provided that the foregoing shall not limit any liability for a Willful Breach to the extent provided in Section 8.02. Upon payment by the Company of such fee and expenses, neither the Company nor any of its Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any Ancillary Agreement or any of the Transactions, and in no event shall Parent (and Parent shall ensure that its Related Persons do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy under Section 9.10 (Enforcement) or otherwise) of any kind, in connection with this Agreement or any Ancillary Agreement or any of the Transactions (except, in the case of a Willful Breach, to the extent provided in Section 8.02). The parties agree that the agreements contained in this Section 6.06(d) are an integral part hereof and that the fees payable pursuant to this Section 6.06 constitute liquidated damages and not a penalty.

Section 6.07. Public Announcements. The initial press release with respect to the execution and delivery of this Agreement and the Merger shall be a joint press release reasonably acceptable to the Company and Parent. Thereafter, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement before such consultation, except (i) to the extent required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or (ii) in connection with any public statement, as determined by the Company in its reasonable discretion and made in compliance with Section 5.02, regarding a Superior Company Proposal.

Section 6.08. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 6.09. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and under the Company Plans to be approved for listing on the Nasdaq, subject to official notice of issuance, before the Closing Date.

Section 6.10. Tax Matters.

(a) The parties intend the Merger to qualify for the Intended Tax Treatment and hereby adopt this Agreement as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each party and its Affiliates shall use reasonable efforts to cause the Merger to so qualify and shall not take any action which action is reasonably likely to prevent the Merger from qualifying for the Intended Tax Treatment.

(b) The Company shall deliver to Parent prior to the Closing, (i) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated not more than 30 days prior to the Closing Date and signed by an executive officer of the Company, certifying that the equity interests in the Company are not “United States real property interests” (as defined in Section 897(c)(1) of the Code) and (ii) a copy of a duly executed and completed notification, which the Company shall timely mail to the IRS, regarding such certificate in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(c) Each of the parties to this Agreement shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, and any Proceeding related Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 6.11. Transaction Litigation. In the event that any litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company, any members of the Company Board or any Affiliate of the Company from and following the date of this Agreement (such litigation, “Company Transaction Litigation”), the Company shall promptly notify Parent of such Company Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation; provided that the Company shall in any event control such defense in its sole discretion and the disclosure of information to Parent in connection therewith shall be subject to the provisions of Section 6.02; provided, further, that the Company shall not settle or agree to settle any Company Transaction Litigation without prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12. Parent Board. Parent shall take all actions reasonably necessary to provide that the Parent Board be expanded on or before the Closing Date, to include, as a director, one designee from the Company Board reasonably satisfactory to Parent.

Section 6.13. Section 16 of the Exchange Act. Parent, the Company and the Company Board (or duly formed committees thereof consisting or non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Effective Time, each take all such actions as may be considered necessary or advisable to cause the Transactions and any other dispositions of equity securities of the Company (including Company Common Stock and any derivative securities) or acquisitions of equity securities of Parent (including any derivative securities) in connection herewith by any individual who (a) is a director or officer of the Company or (b) at the Effective Time will become a director or officer of Parent, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14. Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the Transactions, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transactions.

ARTICLE VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Shareholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Antitrust. Any waiting period (and any extension thereof) applicable to the Merger under any applicable antitrust laws shall have been terminated or shall have expired. Any consents and filings under any foreign antitrust law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(d) Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement and under the Company Plans shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Actions by a Governmental Authority seeking a stop order.

Section 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization) (other than paragraphs (c) and (e) thereof), Section 3.04 (Authority Relative to this Agreement; Execution; Enforceability), Section 3.09 (Absence of Certain Changes or Events) (subparagraph (c) only) and Section 3.27 (Brokers)) shall be true and correct in all material respects, (except, in the case of Section 3.03 (Capitalization), for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent any such representation and warranty expressly relates to another date (in which case such representations and warranties qualified as to materiality shall be so true and correct, on and as of such other date) and (ii) each other representation and warranty of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty shall be so true and correct as of such other date), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had a Company Material Adverse Effect that is continuing, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

Section 7.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent in Section 4.01 (Organization, Standing and Power), Section 4.04 (Capitalization), Section 4.05 (Authority Relative to this Agreement; Execution; Enforceability), Section 4.10 (Absence of Certain Changes or Events) (subparagraph (c) only) and Section 4.12 (Brokers;) shall be true and correct in all material respects (except, in the case of Section 4.04 (Capitalization), for de minimis inaccuracies), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent any such representation and warranty expressly relates to another date (in which case such representations and warranties qualified as to materiality shall be so true and correct on and as of such other date); and (ii) each other representation and warranty of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly relates to another date, in which case such representation and warranty shall be so true and correct as of such other date), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect contained therein) that would not have a Parent Material Adverse Effect. Company shall have received a certificate signed on behalf of Parent and Merger Sub by the chief executive officer and the chief financial officer of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have been any Parent Material Adverse Effect that is continuing, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before September 20, 2023 (the “Outside Date”); provided, however, that no termination may be made under this Section 8.01(b)(i) if the failure to close by the Outside Date shall be caused by the action or inaction of the party seeking to terminate this agreement and such action or inaction is a material breach by such party of its obligations under this Agreement;

(ii) if any Governmental Authority issues a permanent injunction, order, decree, judgment or ruling, enacts any statute or regulation or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) will not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, order, decree judgment or ruling; or

(iii) if, upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; except that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) will not be available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Company Stockholder Approval.

(c) by Parent:

(1) if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach (provided that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.01(c) at any time during which the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied);

(2) if the Company makes a Company Recommendation Change; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(c)(2) if the Company Stockholder Approval is obtained; or

(3) if the Company has committed a Willful Breach of its obligations under Section 5.02 (No Solicitation by the Company); provided that Parent shall no longer be entitled to terminate this Agreement under this Section 8.01(c)(3) if the Company Stockholder Approval is obtained;

(d) by the Company, if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Parent of such breach (provided that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.01(d) at any time during which the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied).

Section 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the last sentence of Section 6.02 (Access to Information; Confidentiality), Section 6.06 (Fees and Expenses), this Section 8.02 and Article IX (General Provisions), which provisions shall survive such termination; provided, however, that, the termination of this Agreement shall not relieve any party from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision hereof occurring prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity. Damages recoverable pursuant to the immediately preceding sentence shall not be limited to reimbursement of costs and expenses and, in case of liabilities or damages payable by Parent, may include the lost benefits of the transactions contemplated by this Agreement, including decrease in value or lost premium, in each case, of the Company Common Stock, which damages the Company may seek following the termination of this Agreement on behalf of the shareholders of the Company. The parties hereby agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.01 in accordance with its terms.

Section 8.03. Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto by execution of an instrument in writing signed on behalf of each Parent, Merger Sub and the Company; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04. Extension; Waiver. At any time and from time to time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by Law, no extension or waiver by the Company or Parent shall require the approval of the stockholders of the Company or of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

Section 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement before the Effective Time shall not require the approval of the stockholders of the Company or the stockholders of Parent.

ARTICLE IX

General Provisions

Section 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. Any notices, requests, claims, demands and other communications under this Agreement required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to

Attention:

Pyxis Oncology, Inc.

321 Harrison Avenue

11th Floor, Suite 1

Boston, MA 02118

Attn: Lara S. Sullivan, MD

Email: LSullivan@pyxisoncology.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

(b) if to the Company, to

Apexigen, Inc.

900 Industrial Road

Suite C

San Carlos, California

Attn: Chief Executive Officer

Email: legal@apexigen.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA

Attn: Michael Coke; Lance Brady

Phone: (650) 565-3596; (650) 380-4645

Email: mcoke@wsgr.com; lbrady@wsgr.com

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Attn: Robert T. Ishii

Email: rishii@wsgr.com

and with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas

40th Floor

New York, NY 10019

Attn: Jackie Hamilton

Email: jhamilton@wsgr.com

Section 9.03. Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an agreement executed, delivered and effective after the date of this Agreement, containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that the provisions contained therein are no less favorable in any material respect to the Company than the provisions of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Company Takeover Proposal); provided, further, that an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting the Company from satisfying its obligations hereunder or (iii) requiring Company or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Voting Agreements and the other agreements and instruments executed and delivered in connection with this Agreement.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company and the Company Subsidiaries.

“Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, New York.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used or held for use in the conduct of the Company Business.

“Company Business” means the business of the Company and the Company Subsidiaries as currently conducted and currently proposed by the Company and the Company Subsidiaries to be conducted as of the date hereof.

“Company Bylaws” means the Amended and Restated Bylaws of the Company as adopted July 29, 2022, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of the Company dated July 29, 2022, as such may have been amended, supplemented or modified from time to time.

“Company Common Stock” means each share of common stock, par value $0.0001 per share, of the Company.

“Company ESPP” means the Company’s 2022 Employee Stock Purchase Plan.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any change, event, circumstance, effect or occurrence (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Company Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which the Company or any Company Subsidiary operates, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Authority, or changes in regulatory or legislative conditions in the jurisdictions in which the Company or any Company Subsidiary operates, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by the Company that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 3.05, (vii) actions taken at the written request of Parent or not taken at the written request of Parent (only to the extent such action or inaction is in compliance with Parent’s request), or (viii) any declines in the trading prices of the Company Common Stock, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Company Material Adverse Effect has occurred; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact the Company and the Company Subsidiaries, taken as a whole, as compared to other companies operating in the same industry or therapeutic areas.

“Company Net Liabilities” means (x) the liabilities of the Company and the Company Subsidiaries specifically identified on Exhibit D minus (y) the assets of the Company and the Company Subsidiaries specifically identified on Exhibit D minus (z) the Permitted Expenses, calculated, in each case, in accordance with the accounting principles, policies, conventions, procedures and methodologies set forth on Exhibit D as of the date hereof.

“Company Options” means all options to purchase outstanding shares of Company Common Stock, including options granted under the Company Plans.

“Company Organizational Documents” means the Company Certificate of Incorporation and the Company Bylaws, in each case as amended, modified or supplemented from time to time.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any Company Subsidiary.

“Company Plans” means, collectively, the Apexigen, Inc. 2010 Equity Stock Incentive Plan, the Apexigen, Inc. 2020 Equity Incentive Plan and Apexigen, Inc. 2022 Equity Incentive Plan, as each may have been amended, supplemented or modified from time to time.

“Company Preferred Stock” means the shares of the Company’s preferred stock.

“Company Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously or is currently deriving revenue, if applicable, from the sale or provision thereof.

“Company RSUs” means all issued and outstanding restricted stock unit awards covering shares of Company Common Stock.

“Company Software” means Software owned or purported to be owned by or developed by or for the Company or any Company Subsidiary.

“Company Warrant” means a warrant to purchase Company Common Stock.

“Confidential Information” means, when used with respect to the Company or any Company Subsidiary, any proprietary information, knowledge or data concerning the businesses and affairs of the Company or any Top Suppliers or customers of the Company or any Company Subsidiary that is not already generally available to the public.

“Contract” means any written contract, agreement or arrangement.

“Control” has the meaning specified in Rule 405 under the Securities Act.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shutdown, closure, sequester or any other Law, order, guideline or recommendation by any Governmental Authority, including the Centers For Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case in connection with or in response to the COVID-19 pandemic.

“Data Security Requirements” means any and all Privacy/Data Security Laws, industry requirements by which the Company or any Company Subsidiary is bound, and requirements of Contracts to which the Company or any Company Subsidiary is a party, in each case, relating to the protection or processing of Personal Information and are applicable to the Company or any Company Subsidiary, including, as applicable: (a) Privacy/Data Security Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, social security number protection, outbound communications or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions; (b) the requirements of each Contract relating to the processing of Personal Information applicable to the Company or any Company Subsidiary; and (c) each applicable rule, code of conduct, or other binding requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard.

“Development Partner” means any Person which pursuant to a Contract or other arrangement with the Company or any of its Subsidiaries develops, co-develops, commercializes, co-commercializes or otherwise has a license or other right to research, develop, seek regulatory approval for, manufacture, supply, test, or import any Company Product, as applicable, or any of its Subsidiaries.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or any Company Subsidiary, or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“FDA” means the U.S. Food and Drug Administration.

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, the Veterans Administration, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority, and in each case any third party payor administering such programs.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, any court, tribunal, arbitrator, mediator or similar dispute resolution party, and any self-regulatory organization.

“Hazardous Substance” means: (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, and radon; and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Health Care Laws” means all Laws applicable to the Company’s or any Company Subsidiary’s business and relating to the research (including preclinical, nonclinical, and clinical research or studies), development, testing, production, manufacture, transfer, storage, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of drugs and biological products, to the extent applicable to the Company’s or any Company Subsidiary’s business as previously and currently conducted, including (i) the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the Program Fraud Civil Remedies Act, 31 U.S.C. Section 3801 et seq., 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7, and the regulations promulgated pursuant to such statutes, and other federal healthcare fraud and abuse statutes or regulations and any comparable self-referral or fraud and abuse Law promulgated by any state including, without limitation, so-called all payor self-referral or fraud and abuse Laws; (ii) health care fraud criminal provisions of HIPAA; (iii) the Patient Protection and Affordable Care Act, Pub. L. 111-148, as amended by the Health Care and Education Reconciliation Act of 2010, Pub. L. 111-152, and the regulations promulgated thereunder; (iv) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (Medicare); (v) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (Medicaid); (vi) 10 U.S.C. § 1071 et seq (TRICARE); (vii) the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign laws related the reporting of manufacturer payments or transfers of value to health care professionals; (viii) any Laws pertaining to licensing, certification, accreditation and any other Law relating to the manufacture, sale, and distribution of biological products and the billing, submission, or collection of claims or payments in connection with, any and all of the foregoing, by the Company or any Company Subsidiary; and (ix) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing; and (x) all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing.

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the HITECH Act, and as otherwise may be amended from time to time by Congress and/or rulemaking authority of the Secretary of the Department of Health and Human Services, and all regulations promulgated thereunder, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), the Security Standards (45 C.F.R. Parts 160, 162 and 164), and the Breach Notification Rule (45 C.F.R. Parts 160 and 164 Parts A and D).

“Intellectual Property” means all intellectual and proprietary rights, including: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, mask works, rights in topography, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information; (e) Internet domain names, social media accounts, websites and content; (f) rights of publicity and all other intellectual property or proprietary rights of any kind or description; (g) Software and rights in Software; (h) rights recognized under applicable Law that are equivalent or similar to any of the foregoing; (i) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (j) all legal rights arising from items (a) through (h), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Knowledge” when used with respect to (a) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent and Merger Sub set forth on Exhibit C-1 and (b) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Exhibit C-2, and, in each case with respect to (a) and (b), the knowledge that such officers would have had if such officers had conducted a reasonable inquiry of the personnel having primary responsibility for such matters.

“Law” means each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance of any Governmental Authority, including any applicable stock exchange rule or requirement.

“Leased Real Property” means, with respect to a party, all real property leased by such party as tenant, together with, to the extent leased by such party, all land, buildings, structures, alterations, improvements and fixtures located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing, other than such party’s Owned Real Property.

“Lien” means any lien, security interest, mortgage, pledge, reservation, equitable interest, adverse claim, charge, easement, lease, sublease, conditional sale or other title retention agreement, right of first refusal, hypothecation, covenant, servitude, right of way, variance, option, warrant, claim, community property interest, restriction (including any restriction on use, voting, transfer, alienation, receipt of income or exercise of any other attribute of ownership) or other encumbrance of any kind, in each case, that secures the payment or performance of an obligation (other than those created under applicable securities laws), and not including any license of Intellectual Property.

“Made Available” means, when used with respect to (a) the Company, information or materials that have been posted to the Venue virtual data room hosted by the Company or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement and (b) Parent, information or materials that have been posted to the virtual data room hosted by Parent through the Venue virtual data room hosted by Parent or that was made available on the SEC’s public website on or prior to the date that immediately precedes the execution and delivery of this Agreement.

“Nasdaq” means The NASDAQ Global Market.

“OIG” shall mean the Office of the Inspector General of the U.S. Department of Health and Human Services.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Authority that possesses competent jurisdiction.

“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of the business of such Person (which, in the case of the Company, shall take into account the cash conservation efforts taken by the Company as part of the Company’s corporate restructuring to extend the Company’s cash runway as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on February 27, 2023, but, for the avoidance of doubt, shall not take into account any exploration of strategic alternatives by the Company).

“Owned Real Property”, with respect to a party, means the real property owned by such party, together with all buildings and other structures, facilities, and other improvements located thereon, and all easements, rights of way, and appurtenances of such party related to the foregoing.

“Parent Bylaws” means the Amended and Restated Bylaws of the Company as adopted September 30, 2022, as amended.

“Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent dated October 13, 2021, as such may have been amended, supplemented or modified from time to time.

“Parent Common Stock” means each share of common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) would prevent, impair or materially delay the consummation of the Transactions; provided, however, that with respect to clause (a) of this definition, the term “Parent Material Adverse Effect” shall not include Effects to the extent they result from: (i) changes in financial, securities or capital markets, changes in general economic or political conditions or changes in the industry in which Parent and the Parent Subsidiaries operate, (ii) effects of natural disasters, pandemic outbreaks, hostility, terrorist activity, cyberattacks or declaration or escalation of war or act of public enemies or other calamity, crisis or force majeure event, (iii) changes in Law or in any authoritative interpretation of any Law by any Governmental Authority, or changes in regulatory or legislative conditions in the jurisdictions in which Parent or any Parent Subsidiary operates, (iv) changes in GAAP or any authoritative interpretation thereof, (v) any failure to meet projections, forecasts, estimates or predictions or analysts’ estimates, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred, (vi) the execution and delivery of this Agreement or the announcement or pendency of this Agreement and the Transactions or any action by Parent that was expressly required by this Agreement, except that this clause (vi) shall not apply with respect to matters set forth in Section 4.06, or (vii) actions taken at the written request of the Company or not taken at the written request of the Company (only to the extent such action or inaction is in compliance with the Company’s request), but any facts or circumstances underlying such failure shall be taken into account in determining whether a Parent Material Adverse Effect has occurred; provided, further, that any effects resulting from the matters referred to in the previous proviso shall be excluded only to the extent such matters occur after the date hereof, and any effects resulting from the matters referred to in clauses (i), (ii) or (iii) shall be excluded only to the extent such matters do not disproportionately impact Parent or the Parent Subsidiaries as compared to other companies operating in the same industry or therapeutic areas.

“Parent Organizational Documents” means the Parent Certificate of Incorporation and the Parent Bylaws, in each case as amended, modified or supplemented from time to time.

“Parent Stock Plans” means Parent’s 2019 Stock Plan and Parent’s 2021 Equity and Incentive Plan.

“Permitted Expenses” means all fees, costs and expenses set forth in Exhibit D.

“Permitted Lien” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s, any Company Subsidiary’s, Parent’s or any Parent Subsidiary’s, as applicable, assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith, in each case, for which appropriate reserves have been established in accordance with GAAP in the Company Financial Statements or Parent Financial Statements, as applicable; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company, any Company Subsidiary, Parent or any Parent Subsidiary granted to any licensee in the Ordinary Course of Business, (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest and (h) other Liens that would not, individually or in the aggregate, have or reasonably be expected to have a material impact on the operation of the business of the Company, any Company Subsidiary, Parent or any Parent Subsidiary.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Authority or other entity.

“Personal Information” means any information defined as “personal information, “personal data,” “protected health information,” or any analogous term under applicable Privacy/Data Security Laws, including any such (a) information that identifies or could be used to identify an identifiable individual (e.g., name, address telephone number, email address, financial account number, health information, government-issued identifier) or (b) other information used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, or the security of the Company’s or any Company Subsidiary’s Business Systems or Business Data, including, as applicable, HIPAA.

“Proxy Statement” means a proxy or information statement relating to the approval of this Agreement by the Company’s stockholders.

“Registered Company IP” means all Company-Owned IP that is the subject of registration or an application for registration, including domain names.

“Related Person” means, with respect to any Person, (i) the former, current and future directors, officers, employees, agents, stockholders, Representatives, Subsidiaries, Affiliates and assignees of such Person; and (ii) any former, current or future director, officer, Affiliate or assignee of any Person described in clause (i).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or migrating through, in, on, under, or into the indoor or ambient environment.

“Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“Sanctioned Country” means any country against which the United States maintains comprehensive economic Sanctions or an embargo, which at the time of signing include the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria.

“Sanctioned Person” means (i) a person listed on a prohibited or restricted party list published by the United States government, including the U.S. Office of Foreign Assets Control’s “Specially Designated Nationals and Blocked Persons List” and “Consolidated Sanctions List,” or similar U.S. lists, or any such list maintained by the United Nations, the United Kingdom, the European Union or its Member States, or other applicable local authority; (ii) the government, including any political subdivision, agency, or instrumentality thereof, of any Sanctioned Country or Venezuela; (iii) an ordinary resident of, or entity registered in or established under the jurisdiction of, a Sanctioned Country; or (iv) a party acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the parties listed in (i)-(iii).

“Sanctions” means all applicable Laws or statutes relating to financial, economic or trade Sanctions administered or enforced by the United States (including by the U.S. Department of the Treasury or the U.S. Department of State), the European Union and its Member States, the United Kingdom, or the United Nations Security Council.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Incident” means any unauthorized processing of Business Data, any unauthorized access or disruption to the Business Systems, or any incident that may require notification to any Person, Governmental Authority, or any other entity under Data Security Requirements.

“Software” means all computer software (in object code or source code format), technical data and technical databases, and related documentation and materials.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Trade Laws” means Sanctions, export and import controls, and antiboycott laws and regulations maintained or enforced by the United States, United Kingdom, or the European Union and its Member States.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Willful Breach” means a material breach of this Agreement that is the direct consequence of an action knowingly undertaken or a knowing failure to act by the breaching party with the Knowledge that the taking of such action or such failure to act would constitute a material breach of this Agreement.

Section 9.04. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. The term “or” shall not be exclusive and shall be deemed to be “and/or.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Any disclosure set forth in any Schedule shall be deemed set forth for purposes of any other Schedule to which such disclosure is relevant, to the extent that it is readily apparent that such disclosure is relevant to such other Schedule. Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Company Material Adverse Effect” or “Parent Material Adverse Effect”.

Section 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions. Except for (a) Section 6.05 (Indemnification), and (b) the right of the Company on behalf of its shareholders and option holders to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions to the Company’s shareholders and option holders) in the event of Parent’s or Merger Sub’s breach of this Agreement (whether or not the Agreement has been terminated), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, this Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, are not intended to confer upon any Person other than the parties any rights or remedies. The third-party beneficiaries referenced in clause (b) of the preceding sentence may be exercised only by the Company (on behalf of its shareholders as their agent) through action expressly approved by the Company Board, and no shareholder or option holder of the Company whether purporting to act in its capacity as a shareholder or option holder purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the acquisition of the Company exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the acquisition of the Company or the other Transactions or this Agreement shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the parties hereby agree that neither party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement.

Section 9.08. Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10. Enforcement. Except as set forth in Section 6.06(d) (Fees and Expenses), the parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as set forth in Section 6.06(d) (Fees and Expenses), the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to seek to enforce specifically the terms and provisions of this Agreement or any Ancillary Agreement in any Delaware state court located in Delaware or any Federal court located in Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in State of Delaware in the event any dispute arises out of this Agreement, any Ancillary Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement, any Ancillary Agreement or any Transaction in any court other than any Delaware state court or any Federal court located in State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement, any Ancillary Agreement or any Transaction.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

PYXIS ONCOLOGY, INC.

By: /s/ Pam Connealy

Name: Pam Connealy

Title: Chief Financial Officer & Chief Operating Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

ASCENT MERGER SUB CORP.,

By: /s/ Pam Connealy

Name: Pam Connealy

Title: Chief Financial Officer & Chief Operating Officer

[Signature Page to the Merger Agreement]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

APEXIGEN, INC.

By: /s/ Xiaodong Yang

Name: Xiaodong Yang

Title: Chief Executive Officer

[Signature Page to the Merger Agreement]

ANNEX B

VOTING AGREEMENT

This Voting Agreement (this “Voting Agreement”) is being delivered on May 23, 2023 by the person or persons named on the signature pages hereto (collectively, the “Holder”), as the holder of Company Shares (as defined below) of Apexigen, Inc., a Delaware corporation (the “Company”), to Pyxis Oncology, Inc., a Delaware corporation (“Parent”).

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among the Company, Parent and Merger Sub, a form of which has been provided to the Holder. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

As of the date hereof, the Holder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of the number of shares of Company Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, as set forth on Exhibit A hereto (collectively, the “Company Shares”).

1. Agreement to Vote. From the date hereof until the Termination Date (as defined below), the Holder agrees to vote (or cause to be voted), and shall not enter into any agreement or otherwise give instructions to any person to vote in any manner inconsistent with this Voting Agreement, at every meeting of the Company shareholders convened in connection with the matters related to the Merger Agreement, and at every adjournment or postponement thereof, all Company Shares (as defined below) it beneficially owns and is entitled to vote at such meeting:

(a)     in favor of (i) the Merger, (ii) the adoption and approval of the Merger Agreement and the terms thereof and (iii) the approval of any proposal to adjourn or postpone any Company Stockholders Meeting to a later date if the Company proposes or requests such postponement or adjournment in accordance with Section 6.01 of the Merger Agreement; and

(b)     against any proposal made in opposition to, in competition with, inconsistent with, the Merger Agreement or is intended to, or would reasonably be expected to, materially interfere with, delay, impede, postpone, discourage or adversely affect the Merger (clauses (a) and (b) collectively, the “Supported Matters”).

Nothing in this Voting Agreement shall require the Holder to vote in any manner with respect to any amendment to the Merger Agreement or the taking of any action that would reasonably be expected to result in the amendment, modification or waiver of a provision of the Merger Agreement in a manner that (1) decreases the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger; (2) imposes any restrictions or any additional conditions on the consummation of the Merger or the payment of the Merger Consideration to shareholders of the Company; or (3) extends the Termination Date. For the avoidance of doubt, other than with respect to the Supported Matters, the Holder does not have any obligation to vote the Company Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), the Holder shall be entitled to vote the Company Shares in its sole discretion.

2. No Transfer. From the date hereof until the Termination Date, the Holder agrees not to, directly or indirectly, sell, transfer, pledge, encumber (other than liens arising under or imposed by applicable law or pursuant to this Voting Agreement, the Merger Agreement or the transactions contemplated thereby or hereby), assign, gift or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other arrangement or understanding with respect to any Transfer of, any of the Company Shares. Any Transfer or purported Transfer of Company Shares in breach or violation of this Voting Agreement shall be void and of no force or effect. Notwithstanding the foregoing, the restrictions set forth in this Section 2 shall not apply to: (a) Transfers by gift to members of the Holder’s immediate family or to a trust, the beneficiary of which is a member of the Holder’s immediate family, an affiliate of such person or to a charitable organization; (b) Transfers by virtue of laws of descent and distribution upon death of the individual; (c) Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement; (d) Transfers to a partnership, limited liability company or other entity of which the Holder and/or the immediate family of the Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (e) Transfers to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust; (f) Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (g) the settlement, exercise, termination or vesting of any Company Options, Company Warrants or Company RSUs, including in order to (i) pay the exercise price thereof or (ii) satisfy taxes applicable thereto; (h) Transfers pursuant to, and in compliance with, a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act; and (i) Transfers to any Affiliate, equityholder, partner or member of such Holder; provided, however, that, to the fullest extent permitted by applicable law, for any permitted Transfers pursuant clauses (a) to (i), the Company Shares so Transferred shall continue to be subject to the provisions of this Voting Agreement and, as a condition precedent to any such Transfer, these permitted transferees must enter into a written agreement, in substantially the form of this Voting Agreement, agreeing to be bound by the restrictions in this Section 2 and shall have the same rights and benefits under this Voting Agreement.

3. Representations and Warranties of the Holder. The Holder hereby represents and warrants to Parent as follows: (a) the Holder has full power and authority (or legal capacity, if the Holder is a natural person) to execute and deliver this Voting Agreement and to perform the Holder’s obligations hereunder; (b) this Voting Agreement has been duly executed and delivered by the Holder, and, assuming this Voting Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and the Holder understands that Parent is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Voting Agreement; (c) the Holder is the sole record and/or beneficial owner of the Company Shares; (d) the execution and delivery of this Voting Agreement by the Holder will not (i) result in a violation or breach of any agreement to which the Holder is a party, (ii) violate any Law or order applicable to the Holder or (iii) if Holder is an entity, violate any constituent or organizational document, except in each case as would not prevent or materially delay the Holder from performing its obligations hereunder; and (e) as of the date of this Voting Agreement, there is no proceeding pending or, to the knowledge of the Holder, threatened against the Holder or any of the Holder’s properties or assets (whether tangible or intangible) that would reasonably be expected to prevent or materially impair the ability of the Holder to perform the Holder’s obligations hereunder.

4. No Impact on Directors’ or Officers’ Duties. Notwithstanding any provision of this Voting Agreement to the contrary, the parties acknowledge that (a) the Holder is entering into this Voting Agreement solely in the Holder’s capacity as a record and/or beneficial owner of Company Common Stock and not in such Holder’s capacity as a director, officer or employee of Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans and (b) nothing in this Voting Agreement is intended to limit or restrict the Holder, or a designee of the Holder, who is a director or officer of the Company from taking any action or inaction or voting in favor in the Holder’s sole discretion on any matter in his or her capacity as a director of the Company or in the Holder’s capacity as a trustee or fiduciary of any Company Plans (if applicable), or fulfilling the obligations of such office, and none of such actions in such capacity shall be deemed to constitute a breach of this Voting Agreement.

5. Notices. Any notices, requests, claims, demands and other communications under this Voting Agreement required or permitted to be delivered to any party under this Voting Agreement shall be in writing and shall be deemed given (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by electronic mail transmission before 5:00 p.m. New York time, or if transmitted after 5:00 p.m. New York time, on the following Business Day (in each case, unless an undelivered or “bounce-back” message is received by the sender), or (iii) one Business Day after being sent by courier or express delivery service; provided that, in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address for a party as shall be specified by like notice):

a.   if to Parent or Merger Sub, to:

Pyxis Oncology, Inc.

321 Harrison Avenue

11th Floor, Suite 1

Boston, MA 02118

Attn: Lara S. Sullivan, MD

Email: LSullivan@pyxisoncology.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Ave

New York, NY 10019

Attn: Asher Rubin, John Butler

Phone: (410) 559-2881, (212) 839-8513

Email: arubin@sidley.com, john.butler@sidley.com

b.             if to the Holder, at the e-mail address on the signature page hereto.

6. Termination. This Voting Agreement shall automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated, (b) such date and time as there is any amendment of any term or provision of the Merger Agreement that reduces the Exchange Ratio or changes the form of the consideration payable to shareholders of the Company in the Merger, (c) the Outside Date (without taking into account any extension thereof agreed by the parties following the date of this Voting Agreement), (d) the Effective Time, (e) such date and time as a written agreement executed by the parties hereto to terminate this Voting Agreement is effective, (f) such date and time of the occurrence of a Company Recommendation Change pursuant to, and in compliance with, the Merger Agreement, and (g) such date and time that the Company Stockholder Approval has been obtained (such date, the “Termination Date”).

7. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Voting Agreement and continuing until the Outside Date, in furtherance of this Voting Agreement, the Holder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Company Common Stock of the Holder (and that this Voting Agreement places limits on the voting and transfer of such Company Common Stock).

8. Entire Agreement. This Voting Agreement constitutes the entire agreement, and supersedes all prior agreements and understanding, both written and oral, among the parties hereto with respect to the subject matter hereof and are fully binding on the parties hereto.

9. Counterparts. This Voting Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart, to the extent delivered by DocuSign or AdobeSign, fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity.

10. Assignment. Neither this Voting Agreement nor any of the rights, interests or obligations under this Voting Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, the terms of this Voting Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

11. Amendment. This Voting Agreement may not be amended or modified except in writing signed by each of the parties hereto.

12. Governing Law; Validity. THIS VOTING AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS VOTING AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS VOTING AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS VOTING AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS VOTING AGREEMENT), SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS VOTING AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF THE OTHER PROVISIONS OF THIS VOTING AGREEMENT, WHICH WILL REMAIN IN FULL FORCE AND EFFECT.

13. Jurisdiction; Waiver of Jury Trial. Any action relating to this Voting Agreement must be brought in any state or Federal court located in State of Delaware. The parties hereby waive any right to trial by jury with respect to any action related to or arising out of this Voting Agreement.

14. Specific Performance. Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this Voting Agreement, the other party or parties hereto will not have an adequate remedy at law for money damages in the event that this Voting Agreement has not been performed in accordance with its terms, and therefore agrees that such other party or parties shall be entitled to seek specific enforcement of the terms hereof in addition to any other remedy it may seek, at law or in equity.

15. Expenses. All fees, costs and expenses incurred in connection with this Voting Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees, costs and expenses.

16. Non-Recourse. This Voting Agreement may only be enforced against, and any request, inquiry, investigation, action or legal proceeding (each, a “Legal Proceeding”) based upon, arising out of, or related to this Voting Agreement, or the negotiation, execution or performance of this Voting Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability to the Holder or Parent for any obligations or liabilities of any party under this Voting Agreement or for any Legal Proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith.

[The remainder of the page is intentionally left blank.]

The parties hereto have executed this Voting Agreement as of the date first set forth above.

HOLDER:

By:
Name:
Title:
E-mail:

Agreed to and Acknowledged:

PARENT:

PYXIS ONCOLOGY, INC.

By:
Name:
Title:
E-mail:

[Signature Page to Voting Agreement]

Exhibit A

Company Shares

Holder	Company Common Stock

ANNEX C

May 23, 2023

Apexigen, Inc.

Attention: Apexigen Board of Directors

75 Shoreway Road, Suite C

San Carlos, CA 94070

Members of the Board of Directors:

We have been advised that Apexigen, Inc., a Delaware corporation (“Apexigen” or the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Pyxis Oncology, Inc., a Delaware corporation (“Pyxis” or the “Parent”), Ascent Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Pyxis (“Merger Sub”), and Apexigen. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Apexigen with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, Apexigen will become a wholly-owned subsidiary of Parent and each issued and outstanding share of Company Common Stock held by shareholders of the Company immediately prior to the Effective Time (other than treasury shares and shares held by Parent or Merger Sub, which will be cancelled) will be converted into the right to receive 0.1725 of a validly issued, fully paid and nonassessable share of Parent Common Stock (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

In your capacity as members of the Board of Directors of Apexigen (the “Board of Directors”), you have requested our opinion (our “Opinion”), as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the holders of Company Common Stock in the Merger pursuant to the Merger Agreement.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

o

Reviewed a draft of the Merger Agreement dated May 22, 2023 (the “Draft Merger Agreement”). The Draft Merger Agreement was the most recent draft made available to us prior to the delivery of our Opinion;

o

Reviewed and analyzed certain publicly available financial and other information for each of Apexigen and Pyxis, respectively, including equity research on comparable companies, and certain other relevant financial and operating data furnished to us by the management of each of Apexigen and Pyxis, respectively;

o	Reviewed and analyzed certain relevant historical financial and operating data concerning Pyxis;

o	Discussed with certain members of the management of Apexigen and Pyxis the historical and current business operations, financial condition and prospects of Apexigen and Pyxis, respectively;

o

Reviewed and analyzed certain operating results of each of Apexigen and Pyxis as compared to operating results and the reported price and trading histories of certain comparable publicly traded companies that we deemed relevant;

o

Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected comparable business combinations that we deemed relevant;

o	Reviewed and analyzed certain financial terms of completed initial public offerings for certain comparable companies that we deemed relevant;

Ladenburg Thalmann & Co. Inc.

650 5th Avenue, 4th floor

New York, NY 10019

Phone 212.409.2000   ●   Fax 212.409.2169

MEMBER NYSE, NYSE MKT, FINRA, SIPC

Apexigen, Inc.

May 23, 2023

o	Reviewed certain pro forma financial effects of the Merger;

o	Reviewed and analyzed certain Pyxis and Apexigen financial analyses including cash burn and projections as to cost and expenses; and

o

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of rendering our Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied upon, without independent verification or investigation, the accuracy and completeness of all financial and other information provided to or discussed with us by Apexigen and Pyxis, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise made available to us by Apexigen or Pyxis, respectively. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of Apexigen management and Pyxis management as to the viability of, and risks associated with, the current and future products and services of Pyxis (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of Apexigen or Pyxis. We have, with your consent, relied upon the assumption that all information provided to us by Apexigen and Pyxis is accurate and complete in all material respects. To the extent that such information includes estimates and forecasts of future financial performance prepared by or reviewed with the management of Apexigen or Pyxis, as applicable, we have assumed such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Apexigen or Pyxis since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Apexigen or Pyxis, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Apexigen or Pyxis under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Merger, as to which we have assumed that Apexigen and the Board of Directors have received such advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of Company Common Stock. We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon financial, economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Apexigen, Pyxis or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

Apexigen, Inc.

May 23, 2023

It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Apexigen, dated as of December 27, 2022 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that this Opinion may be included in its entirety in any filing related to the Merger to be filed with the Securities and Exchange Commission and the proxy statement to be mailed to the holders of Company Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Merger or to any holder of Company Common Stock or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address Apexigen’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Apexigen and Pyxis, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the fairness in amount or nature of the compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration to be received by the holders of Company Common Stock in connection with the Merger pursuant to the Merger Agreement.

We are a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We are acting as Apexigen’s financial advisor in connection with the Merger and have received an upfront fee of $250,000, which is not contingent on the consummation of the Merger or creditable against any other fees to be received by us. We will receive an additional fee for our services pursuant to the terms of our Engagement Letter, which is contingent upon the consummation of the Merger. We will also receive a separate fee for rendering our Opinion set forth below, which is not contingent on the consummation of the Merger. In addition, Apexigen has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, we have not had a relationship with Apexigen and have not received any fees from Apexigen, except as described above. In the two years preceding the date hereof, we have not had a relationship with Pyxis or any of its affiliates and have not received any fees from Pyxis or any of its affiliates. We and our affiliates may in the future seek to provide investment banking or financial advisory services to Apexigen and Pyxis and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, we or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Apexigen, Pyxis or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Apexigen and the proposed Merger that may differ from the views of our investment banking personnel.

Apexigen, Inc.

May 23, 2023

The Opinion set forth below was reviewed and approved by our fairness opinion committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

Ladenburg Thalmann & Co. Inc.